Form 20-F
period 2021-12-31
monday.com Ltd.
filed 2022-03-16
CIK 1845338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40461

monday.com Ltd.
(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)
6 Yitzhak Sadeh Street
Tel Aviv, 6777506 Israel
(Address of principal executive offices)

Shiran Nawi, Adv.
General Counsel
Telephone: +972(55) 939-7720
monday.com Ltd.
6 Yitzhak Sadeh Street
Tel Aviv, 6777506 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, no par value per share	MNDY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had outstanding 44,924,038 ordinary shares, no par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Our success by the numbers

$382M
Annualized revenue run rate

91%
YoY revenue growth

152K+
Total customers

87%
Gross margin

72%
Total ARR from customers with 10+ users** ***

200%
YoY increase in customers with $50K ARR**

793 customers, up from 264 in Q4-20***

$9.9M
Adjusted free cash flow*

represents 3% of revenue

>135%
Net dollar retention rate of customers with 10+ users**
up from 115% for Q4-20

* Non Gaap measures. See Item 5. Operating and Financial Review and Prospects - Non GAAP Financial Measures.

** For definition of ARR and Net dollar retention see Item 5. Operating and Financial Review and Prospects - Key Business Metrics.

*** As of year end

Global sales & partners motion

NA
LATAM
EMEA
APAC

Customers with $50K+ ARR*
Established Sales & Partners
6
9
23
46
76
105
144
185
264
335
470
613
793
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21

* For ARR definition see Item 5. Operating and Financial Review and Prospects – Key Business Metrics.

Quarterly revenue run rate

Quarterly GAAP Revenue X4 in millions

$20M
$27M
$35M
$45M
$54M
$68M
$84M
$106M
$128M
$146M
$170M
$201M
$236M
$282M
$332M
$382M
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Q4 21

GAAP revenue was $32M, $78M, $161M and $308M for FY-18, FY-19, FY-20, and FY-21.

monday.com Ltd.
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021

INTRODUCTION

In this annual report, references to “we,” “us,” “our,” “our business,” “the Company,” “monday.com” and similar references refer to monday.com Ltd. and, where appropriate, its consolidated subsidiaries.

This annual report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors” in this annual report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	our ability to predict our revenue and evaluate our business and future prospects;

•	our ability to manage our growth effectively;

•	our ability to achieve and maintain profitability;

•	interruptions or performance problems associated with the technology or infrastructure underlying our platform;

•	our ability to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans;

•	our ability to offer high-quality customer support;

•	our ability to effectively develop and expand our direct sales capabilities;

•	our ability to enhance our reputation and market awareness of our Work OS and products;

•	actions by governments to restrict access to our platform in their countries;

•	our ability to identify and integrate future acquisitions, strategic investments, partnerships or alliances;

•	our ability to attract and retain highly skilled employees;

•	our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies;

•	the market and software categories in which we participate;

•	our ability to ensure that our Work OS and products interoperates with a variety of software applications that are developed by third parties;

•	the success of our strategic relationships with third parties;

•	privacy, data and cybersecurity; and

•	other statements described in this annual report under Item 3.D. “Risk Factors,” Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The estimates and forward-looking statements contained in this annual report speak only as of the date of this annual report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                  Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not applicable.

ITEM 3.  KEY INFORMATION

A.	Selected Financial Data Reserved.

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds Not applicable.

D.
Risk Factors

Risk Factors Summary

The following summarizes the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

Risks Related to our Business, Industry and Competition:

The following summarizes the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

Risks Related to our Business, Industry and Competition:

●	We have a limited operating history, experience fluctuations in operating results, and we derive and continue to derive a majority of revenues from a single product.
●	We have a history of net losses, we may not be able to achieve or maintain profitability, and may not manage our growth or business plan effectively.
●
Real or perceived errors, failures, vulnerabilities or bugs on our platform, products and other third-party apps offered on our App Marketplace, and interruptions or performance problems in the technology or infrastructure underlying our platform could harm our business and financial condition.

●	We may be unable to raise capital, generate cash flow, attract customers, grow our retention rates, expand usage within organizations and sell subscription plans.
●	We may fail to offer high quality customer support, timely sales efforts, consistent sales strategies, or expand direct sales capabilities.
●	If we fail to enhance our reputation, brand market awareness, and maintain our corporate culture, the success of our business and financial condition may suffer.
●	The COVID-19 pandemic affects our operations and to business uncertainty.
●	We are susceptible to risks from international operations, including fluctuations in foreign exchange rates, regulation for platform access and information disclosure.
●	Difficulties in integration of partnerships, acquisitions and alliances may divert the attention of key management personnel.
●	An inability to attract and retain highly skilled employees or the loss of key employees, including our founders, could harm our business.
●	We operate in a competitive market that is new and rapidly changing, and we require adequate research and development to generate new capabilities.
●	Our platform may be less competitive if our Work OS fails to interoperate with a variety of software applications developed by third parties, including our partners.
●	We depend on third parties for web engine searches, service interruptions management, infrastructure capacity, and mobile application distribution.
●
We are subject to security disruptions, unauthorized system access, contractual requirements, evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign laws.

 Risks Related to Taxation

●	We are subject to changes in tax law and regulations in various jurisdictions.
●	Sales tax requirements, changes to taxation of international business activities, corporate tax reform and new tax legislation may harm our operating results.
●	If we are classified as a passive foreign investment company, U.S. holders of our ordinary shares will be subject to adverse U.S. federal income tax consequences.
●	If a U.S. person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Our Proprietary and Intellectual Property Rights

●	We may fail to adequately maintain, protect or enforce our intellectual property rights, leading to loss of value, revenue, and costly litigation.
●	We may be subject to a protracted infringement claim that results in a significant damage award or a claim that results in an injunction.
●	Our platform utilizes open-source software, and any defects or security vulnerabilities in the open-source software could negatively affect our business.

Risks Related to Operations as a Public Company and Ordinary Shares

●	We have founder shares with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.
●	Our reduced disclosure requirements as an emerging growth company may make our ordinary shares less attractive to investors.
●	We are a foreign private issuer not subject to U.S. proxy rules and subject to less stringent Exchange Act reporting obligations compared to a domestic company.
●	Our shareholders may not have the same protections afforded as shareholders of companies subject to Nasdaq governance requirements.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	Israeli law and our amended and restated articles of association may delay or prevent an acquisition of all or a significant portion of our shares or assets.
●	We do not expect to pay any dividends in the foreseeable future.
●	We have not yet determined whether our existing internal controls over financial reporting are in compliance with Section 404 of the Sarbanes-Oxley Act.

Risks Related to our Location in Israel

●	Conditions in Israel could materially and adversely affect our business.
●	It may be difficult to enforce a U.S. judgment against us or assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.
●	Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from shareholders of U.S. corporations.
●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, resulting in litigation.
●	Tax benefits available to us require meeting various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
●
Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

Risks Related to Legal and Regulatory Matters

●	Our business and finances may be subject to litigation and regulatory processes.
●	We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, where violations may subject us to criminal penalties or significant fines.
●	We are subject to international export control and economic sanctions laws where non-compliance may impair our ability to compete and subject us to liability.

Risks Related to our Business and Industry
We have a limited operating history at our current scale, which makes it difficult to predict our revenue and evaluate our business and future prospects.

We started our company in 2012 and have experienced rapid growth since launching our product in 2014. Our limited operating history at our current scale makes it difficult to predict our operating results, and our historical results may not be indicative of, or comparable to, our future results. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. If we do not address these risks successfully, our results of operations could differ materially from our expectations, our business, results of operations and financial condition could suffer, and the price of our ordinary shares could decline.

We have experienced rapid revenue growth in recent periods, and our recent growth rates may not be indicative of our future growth. As we operate in a new and rapidly changing category of work management software, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

●	achieve widespread adoption of our Work OS by organizations globally in lieu of, or in addition to, legacy systems;

●	continue to acquire new customers;

●	reach teams and organizations through our marketing and sales efforts;

●	sustain innovation and deliver a superior product and customer experience, allowing us to maintain a competitive advantage;

●	grow or maintain our retention rates and expand the usage of our platform within the organizations already using our platform;

●	continue successfully investing in our go-to-market approach with our sales, customer success and partners teams;

●	introduce and grow the adoption of our platform in new markets outside of the markets in which we currently operate;

●	expand the usage of our platform within certain industries;

●	maintain a high level of security and reliability in our platform;

●	maintain compliance with applicable existing laws and regulations and comply with new applicable laws and regulations;

●	effectively price our platform to attract and retain customers while achieving and maintaining profitability; successfully compete against new and existing market players and competing products;

●	increase the global awareness of our brand; and

●	expand the features and capabilities of our platform.

If we are unable to successfully accomplish these objectives, our revenue growth may be adversely affected. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in the market, or if we are unable to maintain consistent revenue growth, our results of operations could differ materially from our expectations, and our business, results of operations and financial condition could suffer.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

In recent years, we have experienced, and expect to continue to experience, rapid growth in our employee headcount, number of offices, including an expanded international presence, and number of customers, which growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, our organizational structure and our operations are becoming more complex, requiring us to scale our operational, financial and management controls as well as our reporting systems and procedures.

As we continue to grow our business, we will face challenges in integrating, developing, training and motivating a rapidly growing employee base in our various offices around the world and maintaining our company culture across multiple offices. Moreover, our continued growth will require significant capital expenditures and the allocation of valuable management resources. Our growth has placed, and our expected future growth could continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, and other resources. In addition, as we expand our business and our customer base continues to grow, it is important that we continue to maintain a high level of customer service and satisfaction. As such, we will need to expand our account management, our customer service and other personnel so we can continue providing personalized account management and customer service as well as personalized features, integrations, capabilities and enhancements. If we fail to manage our anticipated growth in a manner that preserves high levels of customer service and the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our reputation and harm our ability to attract employees, users and organizations.

We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve or maintain profitability.

We have incurred significant net losses in each year since our inception, including net losses of $129.3 million, $152.2 million, and $91.6 million in the years ended December 31, 2021, 2020 and 2019, respectively. In addition, we expect to continue to incur net losses for the foreseeable future, and we may not achieve or maintain profitability in the future. Because the market for our platform and the features, integrations, capabilities, and enhancements as well as other products we offer is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses will increase significantly over the next several years, as we hire additional personnel, expand our partners, operations, and infrastructure, continue to enhance our brand, develop, and expand our platform’s features, integrations, capabilities, and enhancements, expand and improve our application programming interfaces (“APIs”), and increase our spending on sales and marketing. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. In addition, as a public company, we have incurred, and will continue to incur, additional significant legal, accounting, and other expenses that we did not incur before our initial public offering (“IPO”). If we are unable to maintain revenue high enough to offset the expected increases in our operating expenses, we may not achieve or maintain profitability in future periods.

We derive and expect to continue to derive in the foreseeable future, a majority of our revenue from a single product.

For the years ended December 31, 2021, and 2020, we derived nearly 100% of our revenue from a single platform — our Work OS, and we expect Work OS to continue to be our flagship platform for the foreseeable future. As such, continued growth in market demand for and market acceptance of our Work OS is critical to our future success. Demand for our Work OS is affected by a number of factors, many of which are beyond our control, such as: the release of competing products; the development and acceptance of new features, integrations, capabilities and enhancements; price or product changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet demands of our users and organizations or trends in preferences or to achieve more widespread market acceptance of our Work OS, our business, results of operations and financial condition could be harmed. Changes in preferences of our customers may have a disproportionately greater impact on our business than if we offered multiple products. In addition, some current and potential customers, particularly large organizations, may develop or acquire their own tools or software with similar capabilities as our platform or continue to rely on traditional tools and software, which could reduce or eliminate the demand for our Work OS. If demand for our Work OS declines for any of these or other reasons, our business could be adversely affected.

We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business given that we recognize subscription revenue over the subscription term. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

●	the level of demand for our Work OS and other products we offer;

●	our ability to grow or maintain our retention rates, expand usage within our customer base, and sell our Work OS subscription plans to existing and future customers;

●	our ability to convert users of our trial or free versions into paying customers;

●	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

●	the impact of market volatility and economic downturns caused by macro-economic forces out of our control, such as the COVID-19 pandemic or other highly communicable diseases or viruses;

●
the timing and success of new features, integrations, capabilities and enhancements by us to our platform or by our competitors to their products or any other change in the competitive landscape of our market;

●	errors in our forecasting of the demand for our Work OS, which could lead to lower revenue, increased costs or both;

●
the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

●	the timing of expenses and recognition of revenue;

●	security breaches, technical difficulties, disruptions or outages on our platform resulting in service level agreement credits;

●	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

●	regulatory fines;

●	changes in the legislative or regulatory environment or in legal and regulatory compliance costs in new and existing markets;

●	number of new employees;

●	amount of share-based compensation and timing of the grant or vesting of equity awards to employees, directors or consultants;

●	pricing pressure as a result of competition or otherwise;

●	fluctuations in foreign currency exchange rates;

●
general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability as well as economic conditions specifically affecting industries in which our customers participate; and

●	expenses incurred in connection with our Digital Lift Initiative.

Real or perceived errors, failures, vulnerabilities, or bugs on our platform, products as well as third-party apps offered on our App Marketplace, could harm our business, results of operations and financial condition.

We have historically experienced, and expect to continue to experience, errors, failures, vulnerabilities, and bugs on our platform and products, especially when updates are deployed or new products are rolled out. Our customers use our platform and products for important aspects of their businesses, and any errors, failures, vulnerabilities, or bugs affecting the performance of our platform may negatively affect our customers’ businesses and could harm our reputation. In addition, our online systems, including our website and mobile applications, could contain undetected errors, bugs or misconfigurations that could adversely affect their performance. Additionally, we regularly update and enhance our website, our platform and our other online systems and introduce new versions of our software applications. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose market share, and our reputation, business, financial condition, and results of operations could be materially and adversely affected.

In addition, third-party apps on our App Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent these apps contain bugs, vulnerabilities, or failures, such apps may create disruptions in our customers’ use of our products, lead to data loss or unauthorized access to customer data, damage our brand and reputation, and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.

If there are interruptions or performance problems associated with the technology or infrastructure underlying our platform, then our users may experience service outages, other organizations may be reluctant to adopt our Work OS and our reputation could be harmed.

Our continued growth and customer loyalty depends, in part, on the ability of existing and potential users to access our platform at all times and without interruption or degradation of performance. We have in the past, and may in the future, experience disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks or other security-related incidents. For example, our platform previously sustained an outage for a period of approximately two hours, and as a result we issued credits to our customers for the inconvenience. Remedial measures were adopted to better safeguard against future such disruptions. Nevertheless, in the future, we may not be able to identify the cause or causes of performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by our users, especially during peak usage times and as our user traffic and number of integrations continue to increase, which may negatively affect our customers’ businesses and could harm our reputation and require us to make refunds or provide credits to our customers.

Our platform and products are accessed by a large number of users, and as we continue to expand the number of our users and features, integrations, capabilities and enhancements available to our customers, we will need to ensure that our platform and products can scale to meet the evolving needs of our customers, particularly as we continue to focus on organizations with over 10 users. However, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, because our customers rely on our Work OS to collaborate, access, and manage their work, any outage of our platform could impair our users’ ability to perform their work. If such an event occurs, our customers may seek compensation from us for any losses they suffer and may cease conducting business with us.

Further, we have created mobile applications and mobile versions of our Work OS to respond to the increasing number of people who access the internet and cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers. If these mobile applications do not perform well, our business may suffer.

Any of the above circumstances or events may harm our reputation, cause organizations on our platform to terminate their agreements with us, impair our ability to obtain subscription renewals, impair our ability to grow our user base, subject us to financial penalties and liabilities under our service level agreements with our customers, cause us to issue credits or other compensation to customers, and otherwise harm our business, reputation, results of operations and financial condition.

If we are unable to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans, our revenue growth and any future profitability could be harmed.

To increase our revenue and achieve and maintain profitability, we must increase our customer base through various methods, including but not limited to, converting customers using our trial version into paying customers, growing or maintaining our retention rates, and expanding usage of our platform and products within organizations that are our customers. We encourage customers using our trial version to upgrade to paid subscriptions plans. Additionally, we seek to expand within organizations by adding new users or expanding their use of our platform and products into other departments within an organization. While we have experienced significant growth in the number of customers on our platform, we may not continue achieving similar customer growth rates in the future.

Sales efforts targeted at organizations typically involve greater costs, longer sales cycles, greater competition and less predictability in completing some of our sales. As a result of these factors, these sales opportunities may require us to devote greater sales, research and development, and customer support resources to these customers, resulting in increased costs and lengthened sales cycles. If our efforts to sell to large organizations are not successful or do not generate additional revenue, our business could suffer.

Moreover, our business is mainly subscription based. Organizations are not obligated to and may not renew their subscriptions after their existing subscriptions expire or they may renew at a lower price by downgrading the plans to which they subscribed or reducing their number of users. While many of our subscriptions provide for automatic renewal, organizations have no obligation to renew a subscription after the expiration of its term, and we cannot ensure that organizations will not renew subscriptions with a shorter contract period, with a smaller number of users or on a lower-tier subscription plan. Organizations may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our Work OS or products, our services, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, decreases in the number of users at the organization, or reductions in our paying customers’ spending levels.

It is also difficult to predict attrition rates given our varied customer base of organizations, mid-market and small business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases, or changing or deteriorating general economic conditions. If organizations do not renew their subscriptions, renew on less favorable terms, or fail to add more users, or if we fail to expand within organizations on our platform, our revenue may decline or grow less quickly than anticipated, which could harm our business, results of operations and financial condition.

Additionally, organizations can and do subscribe to multiple subscription plans simultaneously for a variety of reasons. For example, many of our customers are large organizations with distributed procurement processes in which different buyers, departments or affiliates make their own purchasing decisions based on distinct product features or separate budgets. Existing customers may also acquire or merge into another organization that is already subscribed to our platform or products, or complete a reorganization or spin-off transaction that results in an organization subscribing to multiple subscription plans.

Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.

We recognize revenue from subscriptions to our platform and products ratably over the term of the contract subscription period beginning on the date access to our platform or product is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have monthly or annual contractual terms and require advance payment for monthly or annual periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. By contrast, a significant portion of our costs are expensed as incurred while revenue is recognized over time. As a result, an increase in customers could result in our recognition of higher costs and lower revenue in the earlier portion of the subscription term. Finally, because revenue from new customers or from existing customers that increase their use of our platform and products, is recognized over the applicable subscription term, our subscription-based revenue model makes it difficult for us to rapidly increase our revenue through additional sales in any period.

Our sales efforts may require considerable time and expense, and if we modify sales strategies to large organizations, our sales cycles could be extended.

Our current sales strategy to large organizations follows a “flywheel” model where we attempt to engage a given customer’s account base by initially gaining acceptance from an individual user or team and, thereafter, expand vertically and organically within that user’s organization. A large organization’s decision to use or expand the use of our Work OS can sometimes be an organization-wide decision. Accordingly, we may need to engage with senior management and other key personnel within an organization in order for our flywheel model to be successful. Moreover, larger organizations may demand more customization, integration, features, and support services. This may require us to devote greater sales support, research and development, customer experience and professional services resources to such an organization, resulting in increased costs.

If we fail to offer high-quality customer support, our business and reputation could suffer.

Once organizations and their users begin using our Work OS or products, they rely on our support services to resolve any technical, administrative, or other issues. High-quality customer education and customer experience has been key to the adoption of our platform, for the conversion of users and organizations on our trial version into paying customers, for the expansion of accounts, and for growth or maintenance of our retention rates. The importance of high-quality customer experience will increase as we expand our business and pursue new customers. For example, if we do not help our users quickly resolve issues and provide effective ongoing user experience at the user, team and organizational levels, our ability to convert organizations and users on our trial version into paying customers may suffer, and our reputation with existing or potential customers could be harmed. Further, our ability to sell our Work OS and products is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain a high-quality customer experience, or a market perception that we do not maintain a high-quality customer experience, could harm our reputation, our ability to sell our Work OS and products to existing and prospective customers, and our business, results of operations and financial condition.

In addition, as we continue to grow our operations and reach a larger and increasingly global customer base, we need to be able to provide efficient customer support that meets the needs of users and organizations on our platform globally at scale, which puts additional pressure on our customer support team. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations globally may be harmed, and we may need to hire additional support personnel, which could harm our business, results of operations and financial condition.

Failure to effectively develop and expand our direct sales capabilities could harm our ability to increase the number of organizations on our platform and achieve broader market acceptance of our Work OS.

Our ability to increase the number of our customers and users and achieve broader market acceptance of our Work OS among large organizations will depend, to a significant extent, on our ability to expand our sales operations, particularly our direct sales efforts targeted at senior executives and business unit leaders at such large organizations. We plan to continue expanding our direct sales force, both domestically and internationally, in order to connect with these large organizations. This expansion will require us to invest significant financial and other resources to train and grow our direct sales force in order to complement our self-service go-to-market approach. If our efforts do not generate a corresponding increase in revenue, our business, results of operations and financial condition could be harmed.

We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. There is significant competition in our industry for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth.

If we fail to enhance our reputation, brand, and market awareness of our Work OS and products, our ability to expand the number of organizations on our platform may be impaired, our reputation may be harmed, and our business, results of operations and financial condition may suffer.

Our continued success depends upon our ability to create and maintain brand recognition and a favorable reputation for delivering an easy and efficient platform. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain customers, which could adversely affect our business. We believe that developing and maintaining awareness of our brand and a favorable reputation is critical to achieving widespread acceptance of our Work OS and related products and is an important element in attracting new organizations and additional teams to our platform. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand and our ability to increase awareness will depend largely on the effectiveness of our marketing efforts, our ability to ensure that our platform and products remain high-quality, reliable, and useful at competitive prices, our ability to continue to develop new products, functionality and software applications, and our ability to successful differentiate our platform and products.

As our market becomes increasingly competitive, increasing awareness of our platform and products may become more difficult and expensive. Efforts to increase awareness may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur. If we fail to successfully promote our brand or incur substantial expenses in an unsuccessful attempt to promote our brand, we may fail to attract new customers to our platform and products or grow or maintain our retention rates to the extent necessary to realize a sufficient return on our marketing efforts, and our business, results of operations and financial condition could suffer.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture.

We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work. As we continue to grow, including across multiple geographies or through acquisitions, and develop the infrastructure of a public company, we may find it difficult to preserve our corporate culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could reduce our ability to foster the innovation, craftsmanship, teamwork, curiosity, and diversity that we believe we need to support our growth and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, results of operations and financial condition by negatively affecting our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.

The COVID-19 pandemic has affected how we and our customers operate and has adversely affected the global economy, and the duration and extent to which this could continue to affect our business, future results of operations and financial condition remains uncertain.

The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home orders, business closures, social distancing and other restrictive orders, and the resulting changes in customer behaviors, have disrupted our normal operations and impacted our employees, partners, vendors, and customers. As a result of certain restrictive measures imposed by governments in locations where we have employees, we have taken a number of actions that have disrupted our business operations, including enabling our employees and contractors to work remotely, implementing travel restrictions, and shifting company events and meetings to virtual-only experiences, all of which could continue indefinitely. The operations of our partners, vendors and customers have likewise been disrupted.

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, including restrictions on economic activity and the rollout of an efficient worldwide vaccination campaign, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. While we have developed and expect to continue to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible for us to predict the duration and extent to which this will affect our business, future results of operations and financial condition at this time.

Actions by governments to restrict access to our platform and products in their countries or to require us to disclose or provide access to information in our possession could harm our business, results of operations and financial condition.

Our Work OS and products depends on the ability of our users to access our platform through the internet, and access to our platform could be blocked or restricted in some countries for various reasons. Further, if the governments of any foreign country in which we operate or seek to operate limit access to certain or all of the features of our Work OS and products in such country or impose other restrictions that affect the availability of our Work OS and products for an extended period of time or indefinitely, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations and financial condition could be adversely affected. In addition, governments in certain countries may seek to restrict or prohibit access to our platform if they consider us to be in violation of their laws and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in laws and regulations or fail for any reason to comply with relevant law, our platform could be further blocked or restricted and we could be exposed to significant liability that could harm our business.

Because our success depends, in part, on our ability to expand sales and customer support of our platform and products internationally, our business is susceptible to risks associated with international operations.

We currently maintain offices and have sales personnel in Israel, the United States, Australia, Brazil and the United Kingdom. In both the years ended December 31, 2021, and 2020, the revenue that we generated from customers outside of the United States accounted for approximately 52% of our total revenue. We expect to continue expanding our international operations, which may include opening offices in new jurisdictions and providing our Work OS and products in additional languages. Any additional international expansion efforts that we are undertaking and may undertake in the future may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in countries where we currently operate. These risks include, among others:

●	unexpected costs in the localization of our Work OS and products, including translation into foreign languages and adaptation for local culture, practices and regulatory requirements;

●	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs and other barriers;

●	the risk of penalties to our users and individual members of management or employees if our practices are deemed to not comply with applicable laws and regulations;

●	practical difficulties of enforcing intellectual property rights in countries with varying laws and standards and reduced or varied protection for intellectual property rights in some countries;

●
an evolving legal framework and additional legal or regulatory requirements for data privacy, which may necessitate the establishment of systems to maintain data in local markets, requiring us to invest in additional data centers and network infrastructure, and the implementation of additional employee data privacy documentation (including locally-compliant data privacy notice and policies);

●
as an Israeli company, we are subject to Israeli laws concerning governmental access to data and the risk, or perception of risk, of such access may make our Work OS and products less attractive to organizations outside Israel, and compliance with such Israeli laws may conflict with legal obligations that we, or our customers, may be subject to in other countries;

●	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

●	difficulties in managing systems integrators and technology partners;

●	differing technology standards;

●	different pricing environments, longer sales cycles, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

●	increased financial accounting and reporting burdens and complexities;

●
difficulties in managing and staffing international operations including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships, and local employment laws;

●
increased costs involved with recruiting and retaining an expanded workforce through cash and equity-based incentive programs and unexpected legal costs and regulatory restrictions in issuing our ordinary shares to employees;

●	global political and regulatory changes that may lead to restrictions on immigration and travel for our employees;

●	regional and local economic and political conditions, and personnel culture differences;

●	fluctuations in exchange rates that may decrease the value of our foreign-based revenue;

●	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings; and

●	permanent establishment risks and complexities in connection with international payroll, tax and social security requirements for international employees.

 Compliance with laws and regulations applicable to our global operations, including export controls, also substantially increases our cost of doing business in foreign jurisdictions.

 We have limited experience in marketing, selling and supporting our Work OS and products  outside of Israel and the United States, and only recently opened offices in Brazil and Japan. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations and financial condition may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our platform and could harm our business, results of operations and financial condition.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses and certain other operating expenses, are denominated in New Israeli Shekels (“NIS”). In the years ended December 31, 2021, and 2020, approximately 21% and 17% of our expenses, respectively, were denominated in NIS. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. Our Israeli operations could also be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future. The Israeli annual rate of inflation amounted to 2.81% and (0.7)% for the years ended December 31, 2021 and 2020, respectively. The appreciation of the NIS in relation to the U.S. dollar amounted to 3.3% and 7.0% for the years ended December 31, 2021, and 2020, respectively. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the U.S. dollar.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

We may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement our Work OS or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions or strategic investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. Any acquisition, investment, or business relationship that we consummate may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

We may also make strategic investments in early-stage companies developing products or technologies that we believe could complement our Work OS or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. These investments are generally in early-stage private companies for restricted shares. Such investments are generally illiquid and may never generate value. Further, the companies in which we invest may not succeed, and our investments could lose their value.

We are subject to risks related to corporate social responsibility.

We are facing increasing scrutiny related to our environmental, social and governance (“ESG”) practices and requested disclosures by institutional and individual investors who are increasingly using ESG screening criteria in making investment decisions. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact relationships with investors. Certain market participants including major institutional investors use third-party benchmarks or scores to measure our ESG practices in making investment decisions. Furthermore, some of our customers and suppliers evaluate our ESG practices or request that we adopt certain ESG policies. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforced actions and/or private litigation. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting.

We depend on our founders and other key employees, and the loss of one or more of these employees could harm our business.

Our success depends largely upon the continued services of our founders, Roy Mann and Eran Zinman and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time subject only to the notice periods prescribed by their respective executive agreements. The loss of one or both of our founders or key employees could disrupt or harm our business.

An inability to attract and retain other highly skilled employees could harm our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel where we maintain offices or actively recruit is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications.  Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region. We also engage a small number of developers in Poland.  If we cannot attract or retain sufficient skilled research and development employees, either in Israel or elsewhere, our business, prospects and results of operations could be adversely affected. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli and U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. In addition, as a result of the intense competition for highly qualified personnel, the high-tech industry has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Further, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment, which may be impacted by volatility or lack of appreciation in the price of our ordinary shares. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees, which could harm our business and future growth prospects.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, our credit facility and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents, cash flow from operations and remaining amounts available under our credit facility will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

●	develop new features, integrations, capabilities and enhancements;

●	continue to expand our product development, sales and marketing organizations;

●	hire, train and retain employees;

●	respond to competitive pressures or unanticipated working capital requirements; or

●	pursue acquisition or strategic investment opportunities.

Risks Related to Our Market and Competitive Landscape

The market and software categories in which we participate are competitive, new and rapidly changing.

We are creating a new category of software, our Work OS, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets, all of which are highly competitive and rapidly evolving.

The markets in which we operate are extremely competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants and frequent introductions of new products and services. Moreover, we expect competition to increase in the future both from our existing competitors and from new market entrants, including established technology companies who have not previously entered the market. Our competitors include the following:

●
companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., SmartSheet Inc., Notion, Inc., Atlassian Corporation PLC (Trello), Citrix Systems, Inc. (Wrike), Zendesk, Inc., ClickUp, Airtable and Freshworks Inc.; and

●
companies that offer products across other use cases we serve or other product offerings, such as customer relationship management solutions, software development tools and marketing campaign management. This includes companies such as SugarCRM, Pipedrive, Zoho, Inc., Atlassian Corporation PLC (Jira), Procore Technologies, Workday, Inc., BombooHR, LLC, Hootsuite Media Inc. and Adobe Experience Cloud.

In the future we will likely face increased competition from a number of Work OS providers, including new entrants to the market. Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability, and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

●
our ability to introduce new, and improve on existing, features, products and services in response to competition, user sentiment, online, market and industry trends and the ever-evolving technological landscape;

●	our ability to continue to increase social and technological acceptance of our Work OS;

●	continued growth in digitalization of the workplace;

●	our ability to maintain the value and reputation of monday.com as a solution; and

●	the scale, growth and engagement of our community relative to those of our competitors.

Our competitors may be able to adapt more quickly and effectively to new or changing circumstances, technologies, standards, or customer demands. Companies and/or joint ventures resulting from possible consolidations or alliances may create more compelling product offerings or be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our Work OS or products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. As a result, even if the features of our Work OS and products are superior compared to that of our competitors, potential customers may not purchase our offerings. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide software, programs and tools used by information workers with subscription models.

Conditions in our market could also change rapidly and significantly due to technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our Work OS and products. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

Our ability to introduce new products, features, integrations, capabilities, and enhancements is dependent on adequate research and development resources.

To remain competitive, we must maintain adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market. If we are unable to develop new products, features, integrations, capabilities, and enhancements internally due to certain constraints, such as employee turnover, a lack of management ability or a lack of other research and development resources, our business may be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or competitive improvement of products, features, integrations, capabilities and enhancements, it could harm our business, results of operations and financial condition. In addition, our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors may harm our business, results of operations and financial condition.

If we are unable to ensure that our Work OS interoperates with a variety of software applications that are developed by third parties, including our partners, our platform may become less competitive and our results of operations may be harmed.

Our platform must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our platform to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we developed our Work OS to be able to easily integrate with third-party applications, including the software applications of providers that compete with us as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these user integrations. We are typically subject to standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

●	discontinues or limits our access to its software or APIs;

●	modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers;

●	changes how information is accessed by us or our users;

●	establishes more favorable relationships with one or more of our competitors; or

●	develops or otherwise favors its own competitive offerings over ours.

We believe a significant component of our value proposition to users and organizations is the ability to improve and interface with these third-party applications through APIs on our Work OS. Third-party services and products are constantly evolving, and we may not be able to modify our Work OS to assure its compatibility with other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our Work OS with their products or services or exert strong business influence on terms on which we operate our platform. For example, we currently directly compete with several large technology companies whose applications interface with our Work OS, including Google and Microsoft. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our Work OS or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our Work OS with these products could decrease and our business, results of operations and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our platform could decrease and our business, results of operations and financial condition could be harmed.

We also depend on our ecosystem of developers to create applications that will integrate with our Work OS. Our reliance on this ecosystem of developers creates certain business risks relating to the quality and security of the applications built using our APIs, service interruptions of our platform from these applications, lack of service support for these applications, possession of intellectual property rights associated with these applications, and privacy concerns around the transfer of data to these applications. We may not have the ability to control or prevent these risks. As a result, issues relating to these applications could adversely affect our business and reputation.

In addition, our platform interoperates with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We therefore depend on the interoperability of our platform with such third-party servers, mobile devices, and software applications, as well as cloud-enabled hardware, software, networking, browsers, database technologies and protocols that we do not control. Any changes in such technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our Work OS. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our platform operates effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our platform with other systems and services they use. Further, if we are unable to effectively anticipate and manage these risks, or if it is difficult for users and organizations on our platform to access and use our Work OS, our business, results of operations and financial condition may be harmed.

We rely on third-party application stores to distribute our mobile application.

We are dependent on third-party application stores that may prevent us from timely updating our Work OS, building new features, integrations, capabilities, and enhancements, or charging for access.

We distribute the mobile monday.com application through smartphone and tablet application stores managed by Apple and Google, among others. We cannot assure you that the third-party application stores through which we distribute our mobile application will maintain their current structures or that such application stores will not charge us fees to list our application for download. We are also depending on these third-party application stores to enable us and our users to timely update our mobile application and to incorporate new features, integrations, capabilities, and enhancements. In addition, certain of these companies are now, and others may in the future become, competitors of ours and could stop allowing or supporting access to our platform through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our platform less desirable or harder to access, in each case for competitive reasons.

Risks Related to Third Parties

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will depend on third-party relationships, including relationships with our application developers, integrated services, and other partners. The success of our platform depends, in part, on our ability to integrate third-party applications and integrations into our third-party ecosystem. External developers may change the features of their offering of applications or alter the terms governing the use of their offerings in a manner that is adverse to us. If third-party applications change such that we do not or cannot maintain the compatibility of our platform with these applications or if we fail to provide desirable third-party applications, demand for our platform could decline. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platform with their offerings. In addition, external developers may refuse to partner with us or limit or restrict our access to their offerings. Such changes could functionally limit or terminate our ability to use these third-party offerings with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party offerings that our customers need, or to adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our customers expect, which could negatively impact our offerings and, as a result, harm our business.

We rely on traditional web search engines to direct traffic to our website through search engines and networking sites.

Our success depends, in part, on our ability to attract customers through paid and unpaid internet search results on web search engines, such as Google, and advertisements on social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential customers to our platform. Search engines revise their algorithms, methodologies, or design layouts from time to time in an attempt to optimize their search results. If search engines modify their algorithms or design layouts, our website may appear less prominently or not at all in search results, which could result in reduced traffic to our website. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.

Additionally, if the price of marketing our WorkOS as a whole and our products, individually over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing, which could adversely affect our business and operating results. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. Any change to these policies that delays or prevents us from advertising through these channels could result in reduced traffic to our website, thereby harming our ability to attract new customers. New search engines or social networking sites may also develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites and, if we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms. If we are unable to continue to successfully promote our Work OS and products, and maintain traffic to our website, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.

Interruptions or delays in services from third parties or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements could impair the delivery of our services and harm our business.

We depend on services provided by various third parties to maintain our infrastructure. If a service provider fails to provide sufficient capacity to support our platform or otherwise experiences service outages, such failure could interrupt our users’ and organizations’ purchase of, or access to, our Work OS and products, which could adversely affect our reputation and our business. Any disruptions in these services, including as a result of actions outside of our control, could significantly impact the continued performance of our platform. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our platform until equivalent technology is either developed by us or, if available from another provider, is identified, obtained, and integrated into our infrastructure.

We rely on the internet and, accordingly, depend upon the continuous, reliable, and secure operation of internet servers, related hardware and software, and network infrastructure. We host our platform by mainly using Amazon Web Services (“AWS”) data centers, a provider of cloud infrastructure services. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, pandemics, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, many of which are beyond our control and any of which could disrupt our service, destroy user content or prevent us from being able to continuously back up or record changes in our users’ content. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged AWS service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential organizations, expose us to liability, cause us to lose users and organizations on our platform or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. Damage or interruptions to these data centers could harm our business. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Further, the contractual commitments that we provide to organizations on our platform with regard to data privacy are limited by the commitments that AWS has provided us.

AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. In some cases, AWS may terminate the agreement for cause upon 30 days’ notice. Termination of the AWS agreement may harm our ability to access data centers we need to host our Work OS and products or to do so on terms as favorable as those we have with AWS. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology. In addition, the failure of AWS data centers or third-party internet service providers to meet our capacity requirements could impede our ability to scale our operations.

Risks Related to Privacy, Data and Cybersecurity

A security incident may allow unauthorized access to our or our third-party vendors’ systems, networks or data or the data of users and organizations on our platform.

The secure collection, storage, transmittal, and processing of sensitive and proprietary information, including business strategies, financial and operational data, personal or identifying information and other related data, by employees, service providers, customers and users on our platform is essential to their use of our Work OS and to our business. Increasingly, companies are subject to a wide variety of attacks on their systems on an ongoing basis. In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, worms, and ransomware) bugs and other software vulnerabilities, employee theft or misuse, password spraying, phishing, credential stuffing and denial-of-service attacks, we may also face threats from sophisticated organized crime, supply chain attacks, nation-state and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions). Third parties may attempt to fraudulently induce employees, users or organizations into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of our internal electronic systems, networks, and/or physical facilities in order to gain access to our data or the data of users and organizations on our platform. In addition, cyberattacks on our third-party vendors who provide a range of technologies, products and services critical to our internal and external operations, could disrupt our business and/or disclose our data or the data of users and organizations that use our platform. We also face threats from attacks on, or vulnerabilities in, the many different underlying networks and services that power the Internet that our Work OS and products depends on, most of which are not under our control or the control of our vendors, partners, or customers. Finally, there is an increased risk that we may experience cybersecurity-related events such as COVID-19-themed phishing attacks and other security challenges as a result of most of our employees and our service providers working remotely from non-corporate-managed networks during the ongoing COVID-19 pandemic and potentially beyond.

Security breaches impacting our Work OS or integrations on our Work OS could result in a risk of loss, unavailability, or unauthorized disclosure of sensitive, proprietary, and personally identifiable information, or involve disruptive attacks, such as those involving ransomware, which may interrupt or disable our operations and ability to serve customers. These types of events, in turn, could lead to litigation, governmental audits, investigations and other possible liability (including regulatory fines) and costs (including increased remediation expenditures), thereby damaging our reputation and relationships with existing customers. This could have a negative impact on our ability to attract new customers and to grow or maintain our retention rates.

In the normal course of business, we are and have been the target of malicious cyberattack attempts and have experienced other security incidents. To date, such identified security events have not been material or significant to us, including to our reputation or business operations, or had a material financial impact, but there can be no assurance that future cyberattacks will not be material or significant. For example, in April 2021, we became aware that a third-party vendor that provides us with SaaS software code testing, Codecov, discovered instances of unauthorized access to its software, whereby a threat actor was able to export information stored in continuous integration environments, affecting hundreds of companies using their services, including us. However, as of the date of this annual report, we found no evidence of our customers’ data being affected by this incident or any material impact on our operations.

Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Furthermore, any such breach, including a breach of the systems or networks of our third-party providers, could compromise our systems or networks, creating system outages, disruptions or slowdowns and exploiting security vulnerabilities of our networks. In addition, the information stored on our network, or the networks of our third-party providers could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm. In addition, a breach of the security measures of one of our third-party providers could result in the destruction, modification or exfiltration of confidential corporate information or other data that may provide additional avenues of attack. These breaches, or any perceived breach, of our systems or networks or the systems or networks of our third-party providers, whether or not any such breach is due to a vulnerability in our platform, may also undermine confidence in us or our industry and result in damage to our reputation, negative publicity, loss of users, partners and sales, increased remediation costs, and costly litigation or regulatory fines.

The discovery of a new cyberattack, including with respect to its scope and any potential impact on our IT environment, including regarding the loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, or vulnerabilities in our source code, could result in litigation and potential liability for us, damage our brand and reputation, negatively impact our sales, or otherwise harm our business. Any claims or investigations may result in our incurring significant external and internal legal and advisory costs, as well as the diversion of management’s attention from the operation of our business.

The security measures we have implemented or integrated into our platform and our internal systems and networks (including measures to audit third-party and custom applications), which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our platform and our internal systems and networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. Threat actors are becoming increasingly sophisticated, for example, in using tools and techniques designed to circumvent controls, to avoid detection, and to obfuscate forensic evidence, which may render us unable to timely or effectively detect, contain or remediate our systems in response to future attacks. As a result, it may not be possible for us to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our systems and networks and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in systems, network, or data security.

We maintain errors, omissions and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be available or adequate for all liabilities that might actually be incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Further, if a high-profile security breach occurs with respect to another software company with communication, collaboration, data collection and integrations, our customers and potential customers could lose trust in the security of such solutions providers generally, which could adversely impact our ability to attract new customers to our Work OS or grow or maintain our retention rates.

In addition, defending a suit based on any data loss or system disruption, regardless of its merit, could be costly and divert management’s attention.

We are subject to stringent and changing laws, regulations, industry standards and contractual obligations related to privacy, data protection and data security.

We receive, collect, store, process, transfer and use personal information and other data relating to users of our services, our employees, contractors, prospects, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous federal, state, local and international laws, directives and regulations regarding privacy, data protection and data security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly and is likely to remain uncertain and complex for the foreseeable future, and therefore it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely, and may conflict with other legal obligations or our practices.

For example, in the EEA we are subject to the General Data Protection Regulation 2016/679 (“GDPR”) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR and national implementing legislation in EEA member states, and the United Kingdom regime, impose a strict data protection and compliance regime, including: providing detailed disclosures about how personal data is collected and processed, including that service providers or processors and only process such data on the written instruction of controllers (e.g. their customers), introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches, granting data subject rights, and introducing rules with respect to cross-border personal data transfers out of the EEA and the United Kingdom respectively.

Failure to comply with our obligations under the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million or 4% of our total global annual turnover for the preceding financial year for the most serious violations.

The UK GDPR mirrors the fines under the GDPR, e.g., fines up to the greater of £17.5 million or 4% of total global annual turnover. We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing.  European regulators are also increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced across the EU (but directly in the UK) by an EU-regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the EU and UK (under national law derived from the e-Privacy Directive), informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing, unless certain limited exceptions or alternatives apply. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach in recent guidance and decisions continue, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing and product optimization activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially analyze the behavior of users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our ability to understand users and cater to their preferences.

Additionally, we may also be subject to the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020 and imposes heightened transparency obligations about data collection, use and sharing practices, adds restrictions on the “sale” of personal information, creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General currently enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. On November 3, 2020, California voters passed the California Privacy Rights Act (“CPRA”) into law, which will take effect in January 2023 and will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA will create the California Privacy Protection Agency (“CPPA”), which will be specifically tasked to enforce the law, likely resulting in increased regulatory scrutiny of California businesses in areas of data protection and security. In addition, other new domestic data privacy laws, such as the Virginia Consumer Data Protection Act (“VCDPA”), which goes into effect in January 2023, and the Colorado Privacy Act (“CPA”), which goes into effect in July 2023, similarly impose new obligations on us and may require us to make additional modifications to our data practices and policies and to incur additional substantial costs and expenses in an effort to comply. More generally, some observers have noted the CCPA, CPRA, VCDPA and CPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

We may also be subject to the Health Insurance Portability and Accountability Act (“HIPAA”), as supplemented by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which establishes federal privacy and security standards for the protection of individually identifiable health information and carries significant enforcement penalties for non-compliance. Failure to comply with HIPAA can result in an injunction, civil monetary penalties ranging from $100 to $50,000 per violation with an annual maximum of $1.5 million, or in certain circumstances, criminal penalties with fines and/or imprisonment. Certain HIPAA standards may apply to “business associates,” which are persons or entities that perform certain services for, or on behalf of, an entity covered by HIPAA that involves creating, receiving, maintaining, or transmitting protected health information. We may function as a HIPAA business associate for certain of our customers and therefore must comply with applicable administrative, technical, and physical safeguards as required by HIPAA, including data security obligations. HIPAA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply, which could adversely affect our business. Furthermore, HIPAA covered entities and service providers to whom we serve as a business associate require us to enter into HIPAA-compliant business associate agreements with them. If we are unable to comply with our obligations as a HIPAA business associate, we could face contractual liability under the applicable business associate agreement.

In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (the “PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (the “Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL, its regulations and guidelines issued by the Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

Finally, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to customers, users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or data security, may materially and adversely affect our business and compel us to change our business practices, result in governmental or regulatory investigations, orders to cease/change our processing of data  or enforcement actions, assessment notices (for a compulsory audit), litigation (including class action type litigation where individuals have suffered harm), claims or public statements against us by consumer advocacy groups or others and could result in significant liability as well as associated costs and diversion of internal resources, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our services. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business

Certain laws and regulations related to data privacy, data protection and data security, including Canada’s Personal Information Protection and Electronic Documents Act, the GDPR, and the UK GDPR, restrict our or our customers’ ability to process and store certain personal and business information outside specific jurisdictions. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, the GDPR and UK GDPR presumptively prohibits cross-border data transfers absent an adequacy decision or other mechanism that provides appropriate assurances as to the treatment and protection of such data. We rely on a variety of these adequacy mechanisms, including the European Commission Decision 2011/61/EU regarding the adequacy of Israel in relation to its protection of personal data transferred from the EU and the European Commission-approved Standard Contractual Clauses (“SCCs”) to enable us to provide our services around the globe at scale. The European Commission is currently re-examining its Decision 2011/61/EU regarding the adequacy of Israeli, in light of the more recently adopted GDPR and developments in Israeli privacy legislation, which could result in the revoking of Israel’s adequacy status. The outcome of this examination may also affect the UK’s approach on the adequacy status of Israel with respect to the UK GDPR and UK Data Protection Act 2018, which could require us to further review and amend the lawful mechanisms by which we make and/or receive personal data transfers to and from the UK. We previously relied on the self-certification under EU-US and Swiss-US Privacy Shield Frameworks as a lawful mechanism for the transfer of EU and Swiss personal data to the United States; however, this was invalidated by the CJEU in July 2020, and we have taken steps to migrate customers and vendors onto the SCCs. The decision by the CJEU has created complexity and uncertainty regarding such data transfers from the EEA and the UK to the United States and other countries not deemed adequate by the European Commission. While the CJEU upheld the appropriateness of the Standard Contractual Clauses, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place. Revised standard contractual clauses for data transfers from the EEA have been published by the European Commission, whilst the United Kingdom’s Information Commissioner’s Office has also published new data transfer standard contracts for transfers from the UK under the UK GDPR. These recent developments may require us to further review and amend the legal mechanisms by which we make and/or receive personal data transfers. These constantly evolving developments also create uncertainty and increase the risk around our international operations. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020, have taken a restrictive approach to international data transfers. As the enforcement landscape further develops and supervisory authorities issue further guidance on personal information export mechanisms, including circumstances where the Standard Contractual Clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, have to stop using certain tools and vendors and make other operational changes, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

We rely on a globally distributed infrastructure in order to be able to provide our services efficiently, and consequently may not be able to meet the needs of customers who are located in or otherwise subject to such localization requirements, which may reduce the demand for our services. This could reduce our revenue and the general demand for our services. Additionally, such laws and regulations are often inconsistent and may be subject to amendment or reinterpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. Given that requirements may be inconsistent and evolving, how we choose to respond to these requirements globally may not meet the expectations of our customers, which could thereby reduce the demand for our services. Finally, some customers may respond to these evolving laws and regulations by asking us to make certain privacy or data related contractual commitments that we are unable or unwilling to make, or that would result in additional development costs. This could lead to the loss of current or prospective customers or other business relationships. If we are no longer able to rely on a particular adequacy mechanism or are otherwise unable to transfer personal information across borders, we may not be able to operate in certain jurisdictions, which may reduce the demand for our services and limit our opportunities for international growth. Beyond impacting the demand for our services, our failure to comply with these laws or regulations could expose us to significant fines and penalties imposed by regulators, as well as legal claims by our customers or other stakeholders.

Risks Related to Taxation

Changes in tax laws or regulations we are subject to in the various tax jurisdictions may have an adverse effect on us or our customers and could increase the costs of our platform and harm our business.

New income, sales, use or other tax laws, regulations or ordinances could be enacted, or new interpretations of existing tax laws, regulations or ordinances could be adopted at any time. Those changes could adversely affect our domestic and international business operations, results of operations and financial condition. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we are required to collect such additional tax amounts from our customers and are unsuccessful in collecting such taxes due from our customers, we could be held liable for such costs, thereby adversely affecting our results of operations, and harming our business. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase subscriptions to our platform in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.

In addition, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The tax authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties or assert that various withholding requirements apply to us or our subsidiaries or that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm our business and our results of operations.

Our results of operations may be harmed if we are required to collect sales or other similar taxes for subscriptions to our platform in jurisdictions where we have not historically done so.

The application of indirect taxes (such as sales and use tax, VAT, GST, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. It is possible that we could face sales tax, VAT or GST audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those tax authorities. Further, one or more U.S. states or non-U.S. authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, discourage organizations from purchase subscriptions to our platform, or otherwise harm our business, results of operations and financial condition. We continue to analyze our exposure for such taxes and liabilities including the need to provide for loss contingencies resulting from these potential taxes and liabilities. There have been, and will continue to be, legislation that could require us to incur substantial costs, including costs associated with legal advice, tax calculation, collection, remittance, and audit requirements, associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organization for Economic Co-operation and Development (the “OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (the “MLI”) which currently has been signed by over 85 jurisdictions, including Israel, who signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of company’s goodwill and other unrecorded intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we were not a PFIC for the year ending December 31, 2021, and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value  of our ordinary shares , which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2021, or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation — U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E. “Taxation — U.S. Federal Income Tax Considerations.”

If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Risks Related to Our Proprietary and Intellectual Property Rights

If we fail to adequately maintain, protect, or enforce our proprietary and intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, experience slower growth rates and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property rights, including those in our know-how and proprietary technology. We rely on a combination of copyrights, patents, trade secret and other intellectual property laws and contractual restrictions to establish and protect our intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether steps taken by us will be adequate to prevent infringement, misappropriation, or other violations of our intellectual property rights.

While software and other of our proprietary works may be protected under copyright law, we generally have not registered any copyrights in these works. We primarily rely on protecting our software as a trade secret in addition to copyright. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited if an infringement of our copyright in the software was to occur in the United States.

Policing unauthorized use of our know-how, technology and intellectual property is difficult and may not be effective. Although we attempt to protect our intellectual property, technology, and confidential information by entering into confidentiality and invention assignment agreements with our employees and consultants and entering into confidentiality agreements with the parties with whom we share our confidential information, such parties may not comply with their confidentiality obligations under these agreements. These agreements also may not effectively grant all necessary rights to any inventions that may have been developed by the employees or consultants party thereto and may not be effective in controlling access to and distribution of our platform, technology and confidential information or provide an adequate remedy in the event of unauthorized use of our platform or technology or unauthorized access, use or disclosure of our confidential information. Despite our precautions, it may be possible for unauthorized third parties to copy our platform or technology and use information that we regard as proprietary to create products or services that compete with our offerings. Some of the provisions of our agreements that protect us against unauthorized use, copying, transfer and disclosure of our platform may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. We cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may also attempt to copy or obtain and use our technology to develop applications with the same functionality as our solutions. In connection with the Codecov cyberattack, an attacker was able to export a read-only copy of our source code which, if disseminated, may enable unauthorized third parties to develop such applications more easily. Any unauthorized disclosure or use of our trade secrets or other confidential proprietary information could make it more expensive to do business, thereby harming our operating results.

Circumstances outside our control could also pose a threat to our intellectual property rights. For example, the laws of some countries do not protect intellectual property to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Further, our competition, foreign governments, foreign government-backed actors, criminals or other third parties may gain unauthorized access to our confidential information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property rights.

We may be required to spend significant resources to monitor and protect our intellectual property rights, and we may or may not be able to detect infringement, misappropriation or other violations of our intellectual property rights by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management, may not ultimately be resolved in our favor, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If we are unable to protect our intellectual property rights or prevent unauthorized use, infringement, or misappropriation thereof by third parties, the value of our intellectual property and intellectual property rights may be diminished and our competition may be able to more effectively mimic our offerings and services. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair its functionality, delay introductions of new features, integrations, capabilities, and enhancements, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, capabilities, and enhancements, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete. Any one or more of the foregoing could harm our business, results of operations and financial condition.

Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award or a claim that results in an injunction.

There is considerable intellectual property development and enforcement activity in our industry. We expect that software developers in our industry will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industries overlap. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. There is a risk that our operations, platforms, and services may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. Other companies may claim in the future that we infringe upon or otherwise violate their intellectual property rights. A claim may also be made relating to technology or intellectual property that we acquire or license from third parties in the future. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

●	require costly litigation to resolve and the payment of substantial damages;

●	require and divert significant management time;
●	cause us to enter into unfavorable royalty or license agreements;
●	require us to discontinue some or all of the features, integrations, capabilities and enhancements available on our Work OS or products;
●	require us to indemnify organizations on our platform or third-party service providers; and/or
●	require us to expend additional development resources to redesign our Work OS or products.

Any one or more of the above could harm our business, results of operations and financial condition.

Our platform and products utilize open-source software, and any defects or security vulnerabilities in the open-source software could negatively affect our business.

We use substantial amounts of open source software in our platform and products and expect to use more open source software in the future. Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use or grant other licenses to our intellectual property. If we were to combine our proprietary source code or software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with less development effort and time.

From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platform or products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or breach of open source licenses. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition, or require us to devote additional research and development resources to change our platform and products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license or inappropriately use open source software, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings or certain products, features, integrations or capabilities thereof if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

In addition to risks related to license requirements, usage and distribution of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation or other violations, the quality of code, or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business, results of operations, financial condition and future prospects. For instance, open source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open source software may have security vulnerabilities, defects or errors of which we are not aware. Any undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches. Even if we become aware of any security vulnerabilities, defects or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects or errors, which could negatively impact our products and services, including adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services, or resulting in the failure of our products and services, any of which could result in liability to us or our vendors and service providers. Further, our adoption of certain policies with respect to the use of open source software may affect our ability to hire and retain employees, including engineers.

Our failure to successfully protect our intellectual property rights could negatively affect our business.

Our future success and competitive position depends in part upon our ability to protect our intellectual property rights, including rights related to certain intellectual property used in our platform. While we have patent applications pending and allowed patents, we may be unable to obtain patent protection for the technology covered in our current or future patent applications. In addition, we cannot ensure that any of the patent applications will be approved or that the claims allowed on any issued patents will be sufficiently broad to protect our technology or platform and provide us with competitive advantages. Furthermore, any issued patents may be challenged, invalidated, or circumvented by third parties. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to obtain the same degree of protection for our proprietary technology in foreign jurisdictions.

Many patent applications may not be public for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. Because some patent applications may not be public for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors and have registered or applied to register many of these. However, occasionally third parties may have already registered identical or similar marks for products or solutions that also address the software market. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets. There can also be no assurance that pending or future trademark applications will be approved in a timely manner, or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our platform, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

Risks Relating to Our Operations as a Public Company and our Ordinary Shares

One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.

Roy Mann, one of our Co-Founders and Co-Chief Executive Officers and a member of our board of directors, holds one founder share. Pursuant to our amended and restated articles of association, such founder share provides Mr. Mann with certain veto rights over the approval of any (i) merger, consolidation, acquisition, amalgamation, business combination, issuance of equity securities or debt securities convertible into equity securities or other similar transactions we may enter into or consummate, in each case that would reasonably be expected to result in any person becoming, as a result of such transactions, a beneficial owner of 25% or more of our ordinary shares issued and outstanding immediately following the consummation of such transaction, or in the increase in the beneficial ownership of our ordinary shares of any person who immediately prior to the consummation of such transaction holds 25% or more of the then issued and outstanding ordinary shares, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of our assets to any person and (iii) change to our strategy, policies and/or business plan in connection with our Digital Lift Initiative, including any change in our short- and long-term funding plan for the Digital Lift Foundation.

Consequently, Mr. Mann is able to control certain key corporate decisions, thus limiting the ability of the holders of our ordinary shares to influence certain key matters affecting our business. Using his founder share, Mr. Mann may be able to veto the adoption of certain key matters. This may prevent or discourage unsolicited acquisition proposals or offers for ordinary shares that you may feel are in your best interest as one of our shareholders. Circumstances may occur in which the interests of Mr. Mann could be in conflict with your interests or the interests of other shareholders. Accordingly, your ability to influence certain key matters affecting our business and affairs through voting your ordinary shares may be limited.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	the Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●
the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

●	the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●
an amendment to our amended and restated articles of association generally, in addition to the approval of our board of directors, requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on our board of directors requires, in addition to the approval of our board of directors, a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;

●
our amended and restated articles of association restrict us, subject to certain exceptions, from engaging in certain business combination transactions with any shareholder who holds 20% or more of our voting power. The transactions subject to such restrictions include mergers, consolidations, and dispositions of our assets with a market value of 10% or more of our assets or outstanding shares. Subject to certain exceptions, such restrictions will apply for a period of three years following (i) the closing of the offering for any of our shareholders holding 20% or more of our voting power immediately prior to the offering and (ii) each time a shareholder became the holder of 20% or more of our voting power;

●
our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders;

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors; and

●
Roy Mann, one of our Co-Founders and Co-Executive Officers and a member of our board of directors, holds one founder share, which provides Mr. Mann with certain veto rights over the approval of certain corporate transactions. See “— One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.”

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to a certain share swap transaction, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase ordinary shares may be unable to realize a gain on their investment except by selling such shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, restrictions imposed by the Companies Law, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that our directors may deem relevant.

We have not yet determined whether our existing internal controls over financial reporting are in compliance with Section 404 of the Sarbanes-Oxley Act.

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To achieve compliance with Section 404 within the prescribed period, we engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we have dedicated internal resources, engaged outside consultants, and adopted a detailed work plan to assess and document the adequacy of internal control over financial reporting. We continue to, assess steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition, or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, financial condition, and results of operations.

It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this annual report, or to assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.

Not all of our directors or officers are residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, or our non-U.S. directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Patent Law. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that as of December 31, 2021, and 2020 we have been eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, including, inter alia, a reduced corporate tax rate on Israeli preferred technology taxable income, as defined in the Investment Law and its regulations. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, canceled, or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates (currently 23%). Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel, shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules, and regulations. This exclusive forum provision may limit a shareholders’ ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

Risks Related to our Digital Lift Initiative and the Digital Lift Foundation

The novelty of our Digital Lift Initiative makes its efficacy unpredictable and makes us susceptible to unintended consequences.

Our Digital Lift Initiative is predicated on us using our platform and resources to facilitate a robust digital transformation in the nonprofit sector. Pursuant to this initiative, we intend to offer up to $1 worth of free or substantially discounted monday.com subscriptions to nonprofit organizations, including product support, for every $1 of revenue we generate. We also intend to provide every employee with the opportunity to take time off to volunteer 1% of their paid work time to any approved charitable or community initiative.

     In order to facilitate the activities of the Digital Lift Initiative, we established the Digital Lift Foundation and have reserved 778,500 of our ordinary shares to be issued to the Digital Lift Foundation by way of a warrant, with an exercise price of $0.01 per ordinary share, and commencing two or more years following the closing of our IPO, and for a period of approximately 10 years, we intend to issue additional ordinary shares or warrants exercisable for ordinary shares to the Digital Lift Foundation in order to continue to fund its charitable initiatives to promote the Digital Lift Initiative. As of the date of this annual report, we have not determined the number of ordinary shares and/or warrants exercisable for ordinary shares that will be issued to the Digital Lift Foundation, as such decision will largely depend on the funding requirements and performance of the Digital Lift Foundation on an ongoing basis. However, we have determined that we will limit any equity contribution to the Digital Lift Foundation to no more than 1% of our outstanding ordinary shares on an annual basis, measured as of the end of each fiscal year, with any unissued amount up to a maximum of 1% in the aggregate measured as of the end of the prior fiscal year carried over to subsequent fiscal years.

We designed the Digital Lift Foundation in such a way as to restrict our ability to control its affairs in order to minimize our risk of negative tax or accounting consequences. However, despite our best efforts to remain independent from the Digital Lift Foundation, our auditors or regulators could, nevertheless, determine that we exercise control over it. If we were deemed to exercise control over the Digital Lift Foundation, we could be required to consolidate its financial statements with our own, which could have a material impact on our operations. Additionally, we could experience other negative consequences as a result of such a determination of control over the Digital Lift Foundation, including heightened litigation risks, additional accounting complexities, higher insurance premiums and increased regulatory oversight, particularly from U.S. and international tax authorities.

We designed our Digital Lift Initiative with the intention of increasing our positive social impact, and not to maximize shareholder value or to further our business model. Our Digital Lift Initiative may not operate as intended over time or on a larger scale, and we may suffer unintended consequences as a result of perceived problems with the Digital Lift Foundation. For example:

●
Our commitment to charitable donations through the Digital Lift Foundation may not align our interests with those of our customers and shareholders. Moreover, our commitment to charitable donations may not resonate with new or existing customers and shareholders and may fail to attract new customers and shareholders to the Company.

●	The amount of equity contributed to the Digital Lift Foundation over time may be viewed as excessively dilutive to new and existing shareholders.
●
We have no control over how the Digital Lift Foundation will deploy the capital that we donate to it over time. As such, the Digital Lift Foundation may deploy funds in a way that fails to align with our corporate values and culture.

●
If the majority of the members of the Digital Lift Foundation’s board of directors do not remain independent from the Company or if in the future, we try to exert control over the Digital Lift Foundation, tax authorities may view the Digital Lift Foundation as an extension of the Company and require us to treat the Digital Lift Foundation as a consolidated subsidiary of the Company for financial and tax reporting purposes.

The failure of our Digital Lift Initiative to function as intended could materially and adversely impact our reputation, business, results of operations and financial condition.

Risks Related to Legal and Regulatory Matters

Our business and financial results may be affected by various litigation and regulatory proceedings.

In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings have included, and could in the future include, labor and employment, wage and hour, commercial, antitrust, alleged securities law violations, or other investor claims, and/or other matters. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000, and other anti-corruption, anti-bribery laws and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and generally prohibit companies and their employees and agents from directly or indirectly promising, authorizing, making, offering, soliciting, or receiving improper payments of anything of value to or from government officials or others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecutions, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, collateral litigation, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our business, results of operations and financial condition.

In addition, we use third parties to sell access to our Work OS and conduct business on our behalf abroad. We or such current and future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and, in certain circumstances, we could be held liable for the corrupt or other illegal activities of our third-party intermediaries even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program and have controls in place with respect to our third-party relationships, but we cannot guarantee that all of our employees and agents will comply with our policies and applicable law, for which we may be ultimately held responsible.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Some of our business activities may be subject to various restrictions under U.S., Israeli and E.U. export controls and trade and economic sanctions laws, including, among others, the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S., Israeli and E.U. export control laws and U.S., Israeli and E.U. economic sanctions laws may prohibit or restrict the sale or supply of certain products, including encryption items and technology, and services to certain governments, persons, and entities and countries and territories, including those that are the target of comprehensive sanctions. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit the ability of our customers to implement our platform in those countries. Although we take precautions to prevent transactions with sanctions targets and our platform from being provided and accessed in sanctioned countries in violation of such laws and regulations, such as IP address blocking functionality, screenings of our users against government lists of restricted and prohibited persons, training our employees and the development of a global trade controls policy, we cannot guarantee that such precautions are or will be fully effective. Our platform has in the past, and could in the future, be provided and accessed in sanctioned countries inadvertently in violation of such laws despite the precautions we take. We could inadvertently provide access to our platform to persons prohibited by U.S., Israeli and E.U. sanctions. Failing to comply with these laws and regulations could result in negative consequences to us, including that we and certain of our employees could be subject to civil or criminal penalties, government investigation, loss of export privileges or reputational harm. Further, obtaining the necessary authorizations, including any required licenses, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.

In addition, changes in our Work OS, or future changes in export and import regulations, may prevent our users with international operations from using our Work OS globally or, in some cases, prevent the export or import of our Work OS to certain countries, governments or persons altogether. In the future, additional, U.S., EU, and UK trade and economic sanctions enacted due to geopolitics or otherwise, along with those imposed by other jurisdictions and any counter-sanctions enacted by the countries targeted by such sanctions, could restrict our ability to operate and to generate or collect revenue in certain other countries, such as Russia, which could adversely affect our business. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our Work OS by, or in our decreased ability to export or sell subscriptions to our Work OS to, existing or potential users with international operations. Any decreased use of our Work OS or limitation on our ability to export or sell our Work OS could adversely affect our business, results of operations and financial condition.

Our business may be negatively impacted as a result of Russian activities in Ukraine.

Subsequent to year-end, Russian actions with respect to Ukraine have resulted in the imposition of certain sanctions by U.S., EU, UK and other jurisdictions. We cannot predict the impact of Russian activities in Ukraine and any heightened military conflict, economic impact or geopolitical instability that may follow, including heightened operating risks in Russia and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, higher energy costs and higher supply chain costs.  Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

monday.com was founded in 2012 under the name DaPulse Labs Ltd. and changed its name to monday.com Ltd. in December 2017. In June 2021, we listed our shares on the NASDAQ Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 514744887. Our principal executive offices are located at 6 Yitzchak Sadeh, Tel Aviv Israel, and our telephone number is +972(55) 939-7720. Our website address is www.monday.com. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations'' sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://sec.report. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is monday.com, Inc., located at 246 5th Avenue, Suite 305 New York, NY 10001.

Rapid product innovation

From 2018

1 View
Timeline view
7 Columns
1 Board
Board

To 2022

monday canvas
monday workforms
+11 Views
+34 Columns
Video annotation
monday suite of products
Board
Dashboard
Workdocs
+37 Integrations
Unlimited Automations
+24 Widgets
+108 Apps

B. Business Overview

Overview
monday.com democratizes the power of software so organizations can easily build software applications and work management tools that fit their needs. We call our platform ‘Work OS’, and we believe we are pioneering a new category of software that will change the way people work and businesses operate.

Our cloud-based platform is a no-code and low-code framework that consists of modular building blocks that are simple enough for anyone to use, yet powerful enough to drive core business within any organization. Our platform also integrates with other systems and applications, creating a new connective layer for organizations that links departments and bridges information silos. On top of the Work OS platform, we have built a product suite, for the marketing, project management, work management, customer relationship management (“CRM”) and software development verticals to address the needs of specific industries and use cases. We also offer independent products that can be used without the Work OS, including Canvas, a digital whiteboard and WorkForms, which allows users to create personalized forms or surveys and gain organizational insights.

By using our platform and products, our customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity. As of December 31, 2021, we served over 152,000 customers across over 200 industries in more than 200 countries. Our customers use our platform for thousands of use cases, typically deploying our software in one or more of the following three categories: (1) to build business-critical software applications, (2) to build work management tools, and (3) to act as a connective layer to form a unified workplace and integrate applications across an organization.

Our Growth Strategies

We intend to drive the growth of our business by executing the following strategies:

•
Work OS platform evolution. We have a strong history of technological innovation, releasing new building blocks and features on a regular basis and making frequent updates to our platform. We intend to continue making significant investments in research and development and hiring top technical talent to enable new use cases, serve more verticals and increase enterprise-grade features on our platform. Our ability to innovate is amplified by our apps marketplace, with external developers also expanding our building blocks and creating software applications and work management tools that fit a variety of use cases. We believe these investments will expand our addressable market by enabling us to serve more customers in new verticals and customers in regulated industries with greater security requirements.

•
Grow and invest in our ecosystem strategy. We opened our platform to developers, channel partners, global system integrators, and customers to create their own building blocks. While marketplace vendors have already monetized their apps through third-party payment systems, we recently launched a payment processing system directly from within the platform.

•
Providing more value to and increasing the number of large accounts: We are constantly adding tools and services to drive adoption and expansion to customers of all sizes while continuing to expand our focus on the needs of larger enterprise accounts. We will also continue to reach out to and expand our partner ecosystem, to deepen and broaden product adoption and scale.

•
Augment our vision with a versatile suite of Work OS-based and independent products. We have built five products on top of our platform, which connects with our vision to provide a Work OS that works across organizations. We customize the user experience across the customer lifecycle, from initial discovery through marketing campaigns to onboarding with pre-designed workflows, templates, automations, and integrations. We prioritize the creation of new products by focusing on customer demand and go-to-market. Our products include: monday work management to build workflows that suit their needs using no-code building blocks to manage any kind of work; monday marketer, a product for running marketing campaigns; monday dev, a product that enables software development teams to build agile product workflows; monday projects, a project management product; and monday sales CRM, a sales CRM. We also have two additional, independent products based on specific customer needs: WorkForms, which allows users to create personalized forms or surveys and gain organizational insights.

•	Scaling our go-to-market. We continue to scale our go-to-market through the following:

—
Continuing to scale our self-serve funnel complimented by expanding sales-led motion. Our focus on seamless adoption of our platform starts with ensuring that customers can easily and independently get up and running on one of our products built on the Work OS. This is accomplished through a self-serve funnel where virtually any user can sign up and immediately gain value, regardless of their technical skills.

—
Drive growth by acquiring new customers. To drive new customer growth, we intend to continue investing in sales, marketing, and our partner ecosystem, with a focus on delivering complete products and tailored features for specific use cases, both top-down and bottom-up selling to engage both business users and decision-makers, paid and organic customer outreach and more account-based marketing outreach efforts.

—
Drive increased adoption and expansion within our existing customer base. As our customers realize the benefits of our platform and products, they typically add more users and expand to other products and use cases within the Work OS, while expanding across different departments. As a result, our Net Dollar Retention Rate for customers with more than 10 users was over 135% for the three months ended December 31, 2021, and over 115% for the three months ended each of December 31, 2020, and 2019.  We plan to continue investing in ways to expand within our existing customer base. For definition of Net Dollar Retention Rate see Item 5 – Operating and Financial Review and Prospects – Key Business Metrics.

—
Expand our global footprint. We will continue investing in local advertising channels, partnerships, and localizing our platform to address existing and new regions. We believe there is an opportunity to increase our global presence even further over time.

Our Success by Numbers

            We have experienced rapid growth since launching our product in 2014. Our revenue was $308.2 million, $161.1 million, and $78.1 million for the years ended December 31, 2021, 2020, and 2019, respectively, representing an increase of 91% ,106%, and 143% in the years ended December 31, 2021, 2020, and 2019, respectively. Additionally, we had a net loss of $129.3 million, $152.2 million, and $91.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. We had positive net cash provided by operating activities of $16.4 million in the year ended December 31, 2021, and negative cash used in operating activities of $37.2 million, and $36.7 million in the years ended December 31, 2020, and 2019, respectively, with positive adjusted free cash flow of $9.9 million for the year ended December 31, 2021, and negative adjusted free cash flow of $40.7 million and $38.4 million for the years ended December 31, 2020, and 2019, respectively. Adjusted free cash flow is a non-GAAP financial measure. For additional information concerning the limitations and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see “Non-GAAP Financial Measures” In Item 5.A. below.

Industry Trends

We believe we are at the center of generational shifts in technology and the way people work that create significant opportunities for our business, including the following trends:

Organizations are Digitizing Their Work

            Organizations are digitizing the workstreams previously performed in physical environments and reengineering their existing digital processes to gain more speed and efficiency. Flexible and adaptable software will determine the success of these digital transformation efforts and how businesses will compete in the digital era. For the first time, International Data Corporation (“IDC”) forecasts global digital transformation spending to exceed $10 trillion over a five-year period, and technology investments to greatly accelerate over the course of 2022.

Organizational Agility is Critical to Business Success

            According to a 2021 IDC global survey, agility has become a business imperative – while only 11.6% of companies have achieved optimized agility, those organizations perform better on key performance indicators and see superior financial results. These agile companies saw 30% greater customer loyalty, 35% greater employee retention, and 30% greater customer experience. Additionally, agile organizations are more than three times as likely to have fully digital business processes that can be dynamically created and adjusted. To keep up, more companies are increasingly relying on software to increase their agility and maximize resiliency to change. To close this gap and keep pace with rising customer expectations and evolving needs, organizations are increasingly relying on software to increase their agility and become more resilient to change.

Work is More Distributed, Cross-Functional, and Reliant on Software

            Organizations are increasingly adopting distributed models of work across geographies through a combination of on-site and remote locations. According to Gallup, 45% of U.S. workers worked from home either all or part of the time as of September 2021. Additionally, teams must increasingly work together and across departments within organizations to collectively address problems and achieve optimal outcomes. As a result, organizations are becoming more reliant on software to foster a culture of inclusion and drive business success.

Everyone Needs to Leverage the Power of Software to do Their Jobs

            Historically, the full power of software was only accessible to a limited number of highly trained employees who could manipulate and customize it based on their organization’s preferences. The digital transformation of organizations and the increasing need for flexible solutions to address evolving and complex problems have made it necessary for a larger portion of the 1.25 billion global information workers (according to Forrester in 2018) to be able to create software tools to fit their needs.

Access and Adoption of Software Can Be Frictionless

            Software has historically been too complex, unapproachable, and expensive for end-users to access. More recently, software design has focused more on user experience and enabling frictionless adoption. Additionally, the internet has allowed users to download, experiment, and purchase software on their own, and the emergence of the software-as-a-service industry has also enabled users to more easily adopt software. We believe these trends are important to democratizing the power of software for everyone and fostering a culture in which users enjoy using their software.

Software Automation is Poised to Unlock Human Potential

            Recent advancements in software automation have the ability to transform human potential and productivity. Automation eliminates manual, repetitive work and enables information workers to focus on deeper, more impactful work, eliminate manual mistakes and increase productivity.

Our Opportunity

Rise of the Work Operating System

            Organizations have historically run their businesses completely dependent on pre-packaged software. They also relied on solutions internally developed by a fraction of their employee base who did not fully understand the way users think and want to work. As a result, organizations were forced to manage and run their businesses to fit the software they were provided, instead of in a way that fits their needs. These rigid frameworks limited their ability to work efficiently and with agility, grow their businesses and have a complete perspective of their businesses.

Work OS is our vision for democratizing the power of software for everyone so organizations can easily build software applications and work management tools that fit their needs. Our Work OS allows users, teams, and organizations to create their own solutions to suit their specific and ever-growing needs and gives organizations a unified view of their operations. As adoption of our Work OS, through our products, grows within an organization, it becomes the unified workspace that acts as the connective layer across all of an organization’s applications and departments.

Our Work OS is broadly applicable for any organization and team across a growing number of use cases. According to estimates from IDC, our total addressable market was $56.1 billion in 2020 and will grow to $87.6 billion in 2024, representing a 4-year CAGR of 12%. We calculate these figures by summing the sizes of the following markets, which correspond to the most common use cases on our platform: project and portfolio management ($4.0 billion), collaborative applications ($21.7 billion), sales force productivity and management ($11.5 billion), software change, configuration and process management ($4.6 billion) and marketing campaign management ($14.3 billion). Because our platform serves many different verticals, we believe we have the ability to grow our market opportunity rapidly and expect to add more verticals over time.

Our Platform

            With our Work OS, organizations can build software applications and work management tools to fit their needs. Our no-code and low-code platform consists of modular building blocks that are simple enough for anyone to assemble yet powerful enough to build solutions that drive the core business of any organization in any vertical. On top of the Work OS platform, we have built a suite of products, for the marketing, project management, work management, sales CRM and software development verticals, to address the needs of specific industries and use cases. Additionally, we have two independent products that can be used without our Work OS, to provide users with a digital whiteboard and forms for data collection.

Users use boards to hold any information and processes they have, within items and columns. Our schemaless database infrastructure is completely flexible, allowing users to easily define the way they capture and present data. They use views to manipulate and consume that board information in different ways. Users can create forms to capture data from anyone, including non-monday.com users.

Integrations pull data from other applications into the board, export data to other systems, and synchronize data across applications. Automations eliminate repetitive manual processes, saving time and reducing human error.

Users build dashboards that pull data across many boards so stakeholders can get a complete high-level view on anything they may want. Users can access a variety of monday.com “stores” to further customize any kind of building block: for example, the column store allows customers to add new data types to any board, including location, formulas, numbers, text, and dates. The views store provides different types of interactive interfaces, including calendar, location, and timeline views. The dashboard widget store includes many widgets such as graphs, lists, and numbers for use in any dashboard layout customers want to create. Users can organize their boards and dashboards using workspaces.

Our Products

Our products, built on top of our Work OS platform, include the following:

•	monday work management, where customers can build workflows that suit their needs using no-code building blocks to manage any kind of work.

•	monday marketer, which allows customers to plan and track all aspects of marketing and creative campaigns.

•	monday dev, where product development teams, including R&D, design, and product management, can plan, build and launch new products.

•	monday projects, which allows customers to plan, manage and execute more complex projects or portfolios.

•	monday sales CRM, a CRM for tracking and managing all aspects of a sales cycle and sales operations from leads to customer projects.

We have two additional products, with differentiated pricing, designed to complement our Work OS. Customers can use these products independently of monday.com Work OS:

•	monday Canvas, a digital whiteboard for real-time, unstructured collaboration.

•	monday WorkForms, which allows users to create personalized forms or surveys and gain organizational insights.

Our products serve as an entry point for specific industries and include tailored features to fit the needs of a specific industry’s use cases.

Rapid product innovation enables us to capture the market

Annual Revenue
Product launch
BigBrain- Our BI system
Mobile app
Board Templates
$11M
Columns
Views
$32M
Sales & Partners group founded
$78M
Automations
Integrations
Localization 13 Languages
Dashboards
$161M
Apps marketplace
workdocs
my work
$308M
workforms
canvas
2014
2015
2016
2017
2018
2019
2020
2021

Our Apps Marketplace

We expanded the scope of our building blocks by extending our platform to external developers through a low-code framework and apps marketplace. Our low-code framework and flexible application programming interface allows customers, partners, and external developers to easily create their own building blocks and apps, either for private or public use. Developers and app builders can also distribute their building blocks and solutions through our apps marketplace. While marketplace vendors have already monetized their apps through third-party payment systems, we recently launched a payment processing system directly from within the platform.

Additionally, we have a growing community of partners across different channels and independent software vendors that are adding and expanding their businesses by leveraging our apps marketplace.

From cross-industry apps to diverse niche apps, we provide the platform and the tools needed to allow customers and vendors to easily build their own apps, which further supports the potential of our platform and our long-term growth.

Key Benefits to Our Customers

Our platform enables customers to:

•	Democratize the Power of Software to All Users. The possibilities of our platform are virtually endless, as it enables each user to manipulate and access software in ways that fit their needs.

•
Accelerate Digitization. Our platform helps our customers digitize their business operations and re-engineer existing digital processes to make them more efficient. This enables our customers to increase their organizational agility, speed, and efficiency.

•
Create a Unified Workspace. By serving as a connective layer, our platform brings organizations’ departments, applications, and data into a unified workspace. This enables organizations to make complete, data-driven decisions, eliminate silos across the organization and centralize all tools in one place.

•
Make Data-Driven Decisions. Everything in our platform is data, which can be tracked, measured, and analyzed. Our customers are able to capture new insights that were previously unavailable to them. This allows them to implement more data-driven decision-making.

•
Increase Productivity and Deep Working. We believe our platform greatly reduces the reliance upon meetings, communications, and emails. This gives employees significant time back to their days to perform more work and unlocks greater potential. Additionally, our platform automates repetitive, manual, and error-prone work, which frees up our users’ time and energy to focus on more impactful work, such as creative thinking, problem-solving, and innovative ideas.

•
Enhanced Company Culture. Our platform helps to foster a culture of inclusion, ownership, and clarity. By empowering everyone to think more holistically and have access to greater information, our platform helps promote better idea-sharing and brainstorming within an organization.

The Components of our Platform

The key components of our Work OS include:

•
Boards: capturing data and managing processes. Boards work to capture data and manage processes. Our boards are at the core of our platform, as they are the starting point upon which all functionality on our platform is built. Each board has the infrastructure of a schemeless database with an easy-to-use interface, which users can easily customize, populate, and build applications upon.

•
Items: customized to fit any use case. An item is a row within a board that can represent virtually anything a user chooses, including an entity, workstream, or campaign. Users populate items with actions, steps, leads, contacts, or other elements of a workstream.

•
Columns: represent data in a tailored way. Each item has a number of columns associated with it. Users add columns to identify owners of an item or workstream, track the status of an item, rate specific items, add files related to the item, along with many more options. Users can also customize columns to fit virtually any use case.

•
Views: visualize and manipulate a board’s contents for any need. We offer a variety of views, allowing a board’s contents to be visualized and interacted with in a way that suits a user’s needs. Users can update their data within any view they choose, with these changes reflected on the board in real-time.

•
Workdocs: collaborate on a powerful doc that empowers users to turn words into actions. We recently launched, monday workdocs, a powerful building block that enables users to work together simultaneously on the same shareable documents. Users can tag each other and embed boards and dashboards so that they can stay within the context of their workflows and processes. They can co-edit in real-time, instantly share comments, and drag and drop text without disrupting other users working on the doc.

•
Forms: capture data from others, including non-monday.com users. Users can capture additional data through intuitive, web-based forms that are easily populated by their recipients, including from non-monday.com users. Each submission generates a new item within the board, with all of the data supplied by the recipient automatically populated in the relevant columns.

•
Automations: create complex workflows that automate repetitive processes. Automations are triggered based on actions that occur or thresholds that are reached and can include notifications, item creation, assignment of ownership and due date, and moving an item to another board. Users can automate work using our predefined automations or create their own.

•
Integrations: connect with external tools to share data and automate actions across tools. Integrations allow our users to connect with external tools to share data and automate actions across tools. Currently, our integration center includes 50 integrations to other tools and growing, such as Gmail, Outlook, Jira, Salesforce, Google Drive, Dropbox, Stripe, Slack, and Zendesk. Users can find additional integrations in our apps marketplace or build their own using the monday.com API.

•
Dashboards: a high-level view of everything happening across an organization. Users can create dashboards with summaries and reports from data across multiple boards to track progress across all of their monday.com workstreams. These dashboards can provide visualizations of everything that is happening across their organization.

•
Dashboard widgets: track all data on a single pane of glass. Users can select any dashboard widget according to the data they want to display to build a dashboard, with different visualizations of the data they want to track, all on a single pane of glass. Dashboard widgets allow users to immediately gain high-level insights and analysis visually.

•
Workspaces: keep work organized as work increases. Users can organize and centralize boards and dashboards using workspaces, which are defined by any category the user chooses. In large organizations, workspaces can represent a department or a team working on a project, for example.

•
My Work: centralize all assigned items in a single place. We recently launched My Work, a place for customers to centralize all items — whether it’s deals, campaigns, tasks, or anything else — associated with their account. This mega-table gives individuals within teams the ability to gather customized data across all business units and see the items to which they are assigned chronologically organized by due date.

Mobile Application

            Mobile capabilities have become a key requirement for users as more work is done outside the office, including in industries where operational mobility is critical to success, such as construction or real estate. We have invested in our mobile development to ensure the high performance of our platform on smartphones and tablets. Our native mobile application is built for both iOS and Android and is designed to support mobile-first customer use cases. Our mobile application’s robust functionalities differ from the desktop version, as we designed it to be more compact and thumb-friendly, creating an easy-to-use, on-the-go experience.

Our Technology and In-House Tools

Extensible Technology Platform

            monday.com is a cloud-based, proprietary software-as-a-service platform that is built to be fully resilient and fault-tolerant while staying agile, flexible, and fast. To accomplish this, we utilize multiple data centers across multiple geographical regions of AWS and Google Cloud Platform.

            Our in-house business intelligence tool, BigBrain, supports our data-driven culture by providing every monday.com employee easy access to the Company’s core data that is required for their job. We believe this allows our employees to work efficiently and provides them the ability to do their job the best way possible.

            BigBrain collects and processes data from over 420 million events per weekday from multiple separate sources and aggregates it into one place that every employee can access. This enables our team to analyze and make informed decisions based on transparent data, in real-time. BigBrain includes various tools such as a landing page generator, an AB test tool, and media buying statistics tracking, all of which were built by our in-house team. BigBrain also aligns our team around key performance indicators (“KPIs”) and metrics. We proactively connect employees to the business status by sending a daily SMS with high-level KPIs and strategically distributed data dashboards powered by BigBrain throughout our offices.

            We believe BigBrain supports our core product by paving the way for quick-to-market, efficient and high-quality execution. It also aligns with our values of transparency and trust within the monday.com culture.

Our Customers

We have a large customer base that consisted of more than 152,000 customers as of December 31, 2021, an increase of 34% from the more than 113,000 customers as of December 31, 2020. Our customers span across thousands of use cases and across more than 200 different industries and range from teams of two users to organizations of 7,000 users. Since inception, we have been focused on ensuring that any user can easily adopt our platform on their own regardless of his or her technical skills. Because of our easy-to-use interface, customers across industries use our platform, with more than 70% of our customers working in traditionally non-tech industries, such as real estate, banking, journalism and construction, alongside customers from traditionally tech industries, such as IT management, software development and e-commerce.

Research and Development

Our research and development (“R&D”) group, which we also refer to as our “builders group”, consists of autonomous, multidisciplinary teams of engineers, analysts, designers, and product managers, each with high talent density and its own product mission.

These small and agile teams are empowered to make independent decisions, move quickly, and are able to execute at a faster pace, releasing over 10 deployments a day while meeting high-quality assurance standards. Our builders group works in a closed loop of customer feedback, testing, and data to remain connected to our users to keep our product aligned with their needs.

We invest substantial resources in R&D to improve and scale our product. The builders group is a lean and efficient organization within monday.com with a highly significant impact on our revenue. As of December 31, 2021, we had 232 employees in our builders group.

Sales and Marketing

We employ a hybrid approach to sales and marketing, combining an extensive self-serve funnel with direct sales from our partners and sales team.

Marketing

With our bottom-up marketing approach, we initially target customers on the team level. We cast a wide net of performance-based marketing, brand advertising, and organic marketing across several digital and offline channels.

Because of this wide reach, our marketing efforts bring a variety of leads, from small businesses to Fortune 500 companies. Upon discovering our platform, customers enroll in a 14-day free trial of our Pro plan, after which they are prompted to either continue with our Individual plan for small teams (limited to two users) or pay for one of our four paid subscription plans. As these customers convert and realize the benefits of our platform, they invite more teams to join. As a result, we also benefit greatly from viral, word-of-mouth marketing.

As we continue to expand upmarket, we have recently established a top-down lead generation strategy in addition to our bottom-up marketing effort.  This strategy focuses on targeting decision-makers within organizations and delivering qualified leads to our sales teams and partners. This strategy includes account-based marketing, marketing events, lead sourcing, and cold outreach.

Sales

As our self-serve funnel customers grow, and as part of our flywheel sales approach, our sales teams actively monitor customers’ usage patterns and engage to help them achieve their goals and become more successful. Our sales team consists of account executives and account managers, who are segmented by region and customer size. Our account executives are primarily focused on acquiring new customers, while our account managers are primarily focused on helping existing customers expand their usage within their organization.

With the addition of our Work OS products, we have created a cycle augmenting our flywheel approach. When a customer adopts one product, they can easily adopt additional products as all are built on top of the Work OS. While our product effort is just beginning, we believe it will augment the adoption and growth of our Work OS platform.

Our Customer Success Teams

Our customer success teams are experts regarding the monday.com platform and augment our sales teams by helping customers realize the benefits of the platform. By ensuring that our customers fulfill their business objectives, our customer success team helps increase usage of the platform and long-term loyalty. They also play a key role in the flywheel sales motion, supporting account expansion.

Our Partners

Our global partner ecosystem was built to extend our reach, add product value, and position monday.com and its partners as leaders in the market. Our broad ecosystem includes leading enterprise software companies and emerging startups, global systems integrators, and channel partners.

 Since establishing our partner program, we have recruited more than 149 channel partners, in 48 countries across the world. With a wide array of vertical and industry expertise, our partners do more than just sell our products, but also providing professional services and extending our products with partner-led solutions.

We have partnered with some of the world's leading tech companies such as Adobe and Microsoft as well as with a broad set of independent software vendors, to deepen our products and strengthening our ability to serve as the connective layer across organizations.

We also hold strategic alliance agreements with global systems integrators such as KPMG. We formed these alliances to further our global reach and work together to help customers achieve digital transformation with deep, enterprise-grade solutions built on top of our Work OS.

Our Customer Experience Team

Our customer experience team provides 24/7 support to our customers. We offer support to every account and every user, with extended service to enterprise customers. All customers receive an extensive self-service knowledge base, weekly webinars, on-demand demonstrations, and access to the monday.com community, a place to connect with thousands of monday.com users to learn and share ideas. Our extended service includes priority support and specialized onboarding services, along with additional services.

Our Competition

We are creating a new category of software, our Work OS, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets. Our competitors include the following:

•
companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., SmartSheet Inc., Notion, Inc., Atlassian Corporation PLC (Trello), Citrix Systems Inc. (Wrike), Zendesk, Inc., ClickUp, Airtable, and Freshworks Inc.; and

•
companies that offer products across other use cases we serve, such as customer relationship management solutions, software development tools, and marketing campaign management. This includes companies such as SugarCRM, Pipedrive, Zoho, Inc., Atlassian Corporation PLC (Jira), Procore Technologies, Workday, Inc., BambooHR, LLC, Hootsuite Media Inc., and Adobe Experience Cloud.

In the future, we will likely face increased competition from a number of Work OS providers. Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

•
our ability to introduce new and improve on existing, features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	our ability to continue to increase social and technological acceptance of our Work OS;

•	continued growth in the digitalization of the workplace;

•	our ability to maintain the value and reputation of monday.com as a solution; and

•	the scale, growth, and engagement of our community relative to those of our competitors.

Intellectual Property

            Our intellectual property is valuable and important to our business. To establish and protect our proprietary rights, including our proprietary technology, software, know-how, and brand, we rely upon a combination of patents, designs, copyright, trade secret, domain names and trademark rights, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. Although we take great effort to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our platform, are more essential to establishing and maintaining our technology leadership position.

            We have developed a patent program, and a strategy to identify and apply for patents for innovative aspects of our platform and technology. As of December 31, 2021, we had 62 U.S. patent-pending applications, 18 allowed U.S. patents, and two U.S. provisional patent applications relating to certain aspects of our technology. We also had seven omnibus patent cooperation treaty applications covering 69 inventive concepts to allow us to pursue patent registration in foreign jurisdictions.

            We have trademark rights in our name, logo, and other brand elements, including trademark registrations for select marks in the United States and other jurisdictions around the world. We also have design registrations and applications in the United States and the European Union, as well as domain names for websites that we use. We intend to pursue additional trademark and design registration to the extent we believe it would be beneficial.

Legal Proceedings

We have not been, and are not currently, a party to any material or pending litigation or regulatory proceedings that could have a material adverse effect on our business, operating results, financial condition, or cash flows. From time to time, we may be involved in legal or regulatory proceedings arising in the ordinary course of our business.

monday.com ESG

The monday.com Way

Our culture is why we win. Our culture is more than a catchphrase or a poster on a wall. It is what we do. It is how we act. Our culture is the ‘monday.com way.’

•
Transparency and Trust. Radical transparency, data accessibility, and trust allow us to reduce complexity, ensure that we are all working towards the same goal, and increase accountability and ownership. Transparency is a tool that helps us harness our collective intelligence and eliminates politics and bureaucracy.

•
Customer-Centricity.  We have achieved leading benchmarks for customer service, answering tickets above-average industry response time. We prioritize customer satisfaction over our potential short-term gains, and we believe that when our  customers win, we win.

•
Product-first. We believe that a product should work for the customer and not the other way around. Every feature is designed to be intuitive and accessible, as evidenced by the fact that more than 70% of our customers work in traditionally non-tech industries.

•
Ownership and Impact. We empower our employees to make their own decisions so that they can maximize their impact. We believe autonomy allows our employees to move faster, be more efficient and learn from their own mistakes.

•
Speed and Execution. Speed is the key to success in everything we do. We constantly push the tempo to learn fast, gain first-mover advantage and deliver quickly. As we continue to scale, our ability to execute and adapt quickly will continue to give us a competitive edge.

•
Inclusivity. Diversity, belonging, and inclusion are rooted in the core of our company. We celebrate individuality together as a team. We’ve embedded inclusivity within the company’s values, but also within the platform, providing a user experience open to everyone.

Privacy and Security

We are committed to providing our customers with a highly secure and reliable environment and to give them peace of mind while managing their data on our Work OS and products. By using top-of-the-line security tools and aligning with the strictest security measures available on the market, we are devoted to providing the highest security and data protection standards. We earn the trust of our customers by making data security our top priority. Our security efforts are guided and monitored by our Chief Information and Security Officer, our dedicated security team and a ‘security forum’ composed of representatives from the Infrastructure, R&D, Operations, and IT Teams. Our security model and controls are based on international standards and industry best practices, such as ISO 27001, ISO 27018, OWASP Top 10, and are subject to independent annual SOC2 Audits. Additionally, our security model and controls include HIPAA-compliant features.

We have a dedicated privacy team that builds and executes our privacy program, which includes working with our legal teams to conduct product and feature reviews, privacy and impact assessments, and support for data protection and privacy-related requests. We monitor guidance from industry and regulatory bodies and update our product features and contractual commitments accordingly.

Our Facilities

Our current corporate headquarters are located in Tel Aviv, Israel where we lease approximately 120,000 square feet pursuant to an operating lease that is expected to expire in May 2031. We plan to expand our current headquarters by an additional 80,000 square feet by September 2022.

We also lease office space in New York City, London, and Sydney. By the end of 2022, we plan to lease additional office space in Tokyo, Warsaw, Sao Paulo, Miami, and San Francisco. We further intend to expand our global facilities and lease additional office space as we recruit more employees and enter new geographic markets.  We believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We are committed to ensure that all new buildings, even though led by Third-party developers, follow sustainable principles.

Our offices are designed to support our work culture. We promote ownership and transparency with a completely open workspace and glass-walled conference rooms. There are no private offices, without exception. All of our meeting rooms are optimized for both online and face-to-face meetings to facilitate seamless collaboration between employees globally.  We also strategically place hundreds of dashboards throughout the office to encourage transparency and data-driven decision-making.

Digital Lift initiative

We focus on closing the digital divide in the nonprofit sector worldwide

100% Product Match

For every $1 of revenue, we are committed to offering up to $1 worth of monday.com subscriptions to nonprofit teams

10% Equity

2% reserved prior to the IPO and the remaining 8% will be donated gradually with an annual cap of 1%

1% Employee Time

Employees can volunteer 1% of their paid work time to support nonprofit organizations

The monday.com Digital Lift Initiative

On May 21, 2021, we established the Digital Lift Initiative to further our mission of closing the digital divide between the for-profit sector and the nonprofit sector. Our goal is for the Digital Lift Initiative to provide a robust digital transformation toolbox for nonprofit teams.

In order to carry out our Digital Lift Initiative, we established the monday.com Digital Lift Foundation, a 501(c)(4) social welfare organization under Delaware law, and intend to establish similar charitable organization in Israel that may either be owned by the 501(c)(4) social welfare organization or act as its replacement. The monday.com Digital Lift Foundation will be charged with helping us carry out our social responsibility mission.

The digital transformation toolbox for nonprofit teams consists of monday.com licenses and product support, digital infrastructure, education, services, technology grants, and volunteer support, including the following:

•
100% Product match. We offer up to $1 worth of free or substantially discounted monday.com subscriptions to nonprofit organizations, including product support, for every $1 of revenue we generate. Since establishing the initiative, we have provided discounts to over 8,500 nonprofits amounting to a total of $7.2 million in annual recurring revenue (as of December 31, 2021).

•
10% Equity pledge. Following our pledge to contribute 10% of our equity to the Digital Lift Foundation, we reserved 2% prior to the IPO and intend to donate the remaining 8% gradually with a cap of 1% per year. We are currently working with a research firm to further explore the depth of the digital divide and identify areas where the foundation can make a strong impact.

•
1% Employee time.  We provide every employee with the opportunity to volunteer 1% of their paid work time to any approved charitable or community initiative. Since announcing the initiative, our employees have already volunteered over 550 hours to support nonprofit organizations.

Digital Lift Activities:

Fighting COVID-19 in Eswatini.

To help fight the spread of the COVID-19 pandemic in Eswatini, we sent a monday.com delegation to implement monday.com in the local COVID-19 control room and streamline the distribution of vaccines in the area. After initial implementation and consultation, the local leaders continued to operate the vaccine rollout independently through the platform. As of December 31, 2021, over 300,000 vaccines were distributed in Eswatini with the help of monday.com. The optimized system helps avoid vaccine waste and empowers government officials to make data-driven decisions.

monday.com Solutions for Nonprofits. Following our pledge to offer free or substantially discounted monday.com licenses to nonprofit organizations, we also dedicated resources to develop bespoke workflow solutions on top of monday.com for nonprofit work, including a ‘donor’ CRM to manage donor relations, a grant management system for submissions and reporting, and a volunteer registration system.

Leveraging Technology to Aid Afghan Refugees. Following the escalation of the humanitarian crisis in Afghanistan, we dedicated resources to help Afghan evacuees secure emergency housing and long-term resettlement. We started by sending laptops to Afghan refugees in Albania to enable them to apply for resettlement, and access online classes and jobs. We worked in collaboration with IsraAid, an NGO that administered the distribution of the laptops and facilitated the process. We then built a monday.com solution for Vital Voices, and the Georgetown Institute for Women, Peace and Security, to help them streamline the resettlement process with the US Institute of Peace. With the new system, they were able to process approximately 1,200 resettlement applications from refugee camps across seven countries.

Digital Transformation Grants. As we continue to learn about the nonprofit landscape and digital divide, we have dedicated a pilot fund of $100,000 to help nonprofits optimize their operations with various SaaS platforms by removing the cost barrier of licenses. As we assess the results of the pilot, we plan to dedicate additional funds and resources to this initiative. See “Risk Factors — Risks Related to our Digital Lift Initiative and the Digital Lift Foundation.”

Our Workforce

As of December 31, 2021, we had 1,064 full-time employees worldwide. Provided below is a breakdown of employees by region:

Region	Employee count
Americas	291
EMEA	727
APAC	46

Diversity and Inclusion

At monday.com, we are committed to fostering a workplace culture of equity and inclusion. We value all backgrounds and beliefs and recognize that diversity is essential to our innovation, creativity, and continuous success.

Spearheading our diversity efforts, our sites in the United States continuously work to strategically source candidates from underrepresented backgrounds in tech by building partnerships with HBCUs (historically Black colleges and universities), HSIs (Hispanic-servicing institutions), and women’s colleges.

We have set goals to align our workforce, in any given office, with the demographics of the surrounding community to keep perspective and relevance. This allows us to have office specific goals, which will be defined in our annual Environmental, Social and Governance report. We will continuously work to maintain and improve the diversity of our workforce across all sites, as seen in the following examples:

•
Ensuring equitable practices with a DEIB specialist. We are currently recruiting a DEIB (Diversity, Equity, Inclusion, and Belonging) Specialist to build and implement programs and policies to maintain equitable internal practices and support diversity across all of our sites.

•
Encouraging employee forums. Alongside our anticipated DEIB goals, we have established multiple internal employee forum groups, including Black, Parents, International, Asian, Latin, Pride, and Mental Health, aimed at creating a sense of community and free speech for employees to voice their opinions to each other and the Company.

monday U

mondayU
Certificate programmes
About us
FAQs
Break Into Israeli high-tech
with no experience
Free career-defining opportunity for smart, hard-working people who want to be seen for their potential and not their experience
Business Development
Focus on partnership development, reseller management, and sales development in software companies
Info & Registration
Customer sucsses (CS)
Focus on partnership development, reseller management, and sales development in software companies
Info & Registration
Recruiters
Focus on partnership development, reseller management, and sales development in software companies
More Info
NGOs
Focus on partnership development, reseller management, and sales development in software companies
More Info

In August 2021, we launched monday U as a social initiative to help candidates without experience land their first job in the high-tech industry. monday U offers a variety of free role-based certification programs for candidates of all backgrounds, with an emphasis on underrepresented communities.

With the growing talent shortage in the high-tech industry, we recognized a significant gap between companies in need of skilled talent, and candidates without experience who are struggling to find their first job in the industry. By providing practical, hands-on training, we aim to help minimize this gap, as well as support our own hiring efforts.

We held the first monday U certification program for Sales and Consulting between August-October 2021. As of March 1, 2022, over 60% of graduates have already secured relevant positions within monday.com and other high-tech companies. With our ongoing placement efforts, we are still working with the remaining graduates to help them find relevant job opportunities.

We are currently running three more certification programs for Business Development, Customer Success, and Human Resources, with a total of 125 participants and have opened registration for three additional courses: Data Analysis, Product Growth and Full Stack Development. We aim to continue opening additional certification programs to help more candidates find rewarding positions in a booming industry, no matter their background or experience.

Learning and development. Through our learning and development programs, we work to continuously improve the performance of our workforce and invest in the career development of each employee.

Management workshops. We believe that one of the best ways to retain and develop our talent is by ‘leading the leaders’. We conduct ongoing sessions with our first-line and second-line managers to provide them with the tools they need to manage, mentor and develop their employees. The sessions also empower them to effectively deal with day-to-day managerial challenges and conflicts in order to create the best possible work environment.

Talent development.  We are committed to the personal and professional development of all our employees. We have several programs in place such as the Juno Journey platform that offers thousands of external learning resources tailored to each employee’s professional growth path. We offer multiple internal courses as well, including stock option education, employee knowledge sharing and more. An annual budget is reserved for each business unit within the company to provide profession-specific education and training to their employees. We also have a comprehensive internal mobility program in place to empower employees to follow their interests and seek new career opportunities within monday.com.

Rewards program

Our rewards program is designed to recruit and retain top talent worldwide. We offer market-competitive compensation and benefits packages in an equitable way. We assess these programs on an ongoing basis in order to maintain our competitiveness within the industry and ensure intrinsic value for all of our employees.

C. Organizational Structure

The legal name of our company is monday.com Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries, all of which are 100% owned directly by monday.com Ltd.:

Name of Subsidiary	Place of Incorporation
monday.com Inc.	Delaware, United States
monday.com Pty Ltd.	Australia
monday.com UK 2020 Ltd.	United Kingdom
monday.com Ltda.	Brazil
monday.com K.K.	Japan

D. Property, Plant and Equipment

For a discussion of property, plants and equipment, see “Item 4.B. Business Overview—Our Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this annual report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

monday.com democratizes the power of software so organizations can easily build software applications and work management tools that fit their needs. We call our platform ‘Work OS’, and we believe we are pioneering a new category of software that will change the way people work and businesses operate.

Our cloud-based platform is a no-code and low-code framework that consists of modular building blocks that are simple enough for anyone to use, yet powerful enough to drive core business within any organization. Our platform also integrates with other systems and applications, creating a new connective layer for organizations that links departments and bridges information silos. On top of the Work OS platform, we have built product suite, for the marketing, project management, work management, customer relationship management (“CRM”) and software development verticals to address the needs of specific industries and use cases. We also offer independent products that can be used without the Work OS, including Canvas, a digital whiteboard, and WorkForms, which allows users to create personalized forms or surveys and gain organizational insights.

By using our platform, our customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity. As of December 31, 2021, we served over 152,000 customers across over 200 industries in more than 200 countries. Our customers use our platform for thousands of use cases, typically deploying our software in one or more of the following three categories: (1) to build business-critical software applications, (2) to build work management tools, and (3) to act as a connective layer to form a unified workplace and integrate applications across an organization.

monday.com FY-21 overview in numbers

$382M
Annualized revenue run rate

91%
YoY revenue growth

152K+
Total customers

>135%
Net dollar retention rate of customers with 10+ users

87%
Gross margin

$9.9M
Adjusted free cash flow represents 3% of revenue

Strong revenue growth

$308
$161
$78
FY-19
FY-20
FY-21

~100% of our revenue is generated from subscriptions

Hyper-growth at scale

We have experienced rapid growth since we launched our product in 2014. Our revenue was $308.2 million, $161.1 million, and $78.1 million for the years ended December 31, 2021, 2020 and 2019, respectively, representing an increase of 91%, 106%, and 143% in the years ended December 31, 2021, 2020 and 2019, respectively. Additionally, we had a net loss of $129.3 million, $152.2 million, and $91.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. We had positive net cash provided by operating activities of $16.4 million in the year ended December 31, 2021, and negative cash used in operating activities of $37.2 million, and $36.7 million in the years ended December 31, 2020, and 2019, respectively, with positive adjusted free cash flow of $9.9 million for the year ended December 31, 2021, and negative adjusted free cash flow of $40.7 million and $38.4 million for the years ended December 31, 2020, and 2019, respectively.

Key Business Metrics

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below.

A Large and Diversified Customer Base

We are focused on continuing to grow the number of customers that use our platform. Our operating results and growth opportunities depend, in part, on our ability to attract new customers, as well as expansion of existing customers. We believe we have significant greenfield opportunities among addressable customers worldwide and we will continue to invest in our research and development to differentiate our platform from competitive products and services, and in our sales and marketing to address this opportunity. To realize this opportunity, we are making significant investments in our sales and marketing efforts to expand our reach. We have more than tripled our sales, partners and customer success teams from 166 employees at the end of 2019 to 567 employees as of December 31, 2021.

As of December 31, 2021, we had over 152,000 paying customers, compared to over 113,000 as of December 31, 2020. We define “customer” to mean a unique web domain-based account that is on a paid subscription plan, which could include an organization, educational or government institution, or distinct business unit of an organization. No single customer accounts for more than 1% of our revenues, and our top 100 customers accounted for less than 10% of our revenues for the years ended December 31, 2021, and 2020.

We see a significant opportunity to continue to add customers as we further develop our sales and marketing efforts and scale our platform, as well as adding new products.

Continuous increase in Customers with More than 10 Users

We distinguish customers with more than 10 users from our broader customer base. They are the core focus of our sales and marketing efforts and the ARR (as hereinafter defined) growth rate of our customers with more than 10 users, which include enterprise and non-enterprise customers, has outpaced the rest of the business in each of our previous fiscal years. As of December 31, 2021, 2020 and 2019, our customers with more than 10 users accounted for 72%, 63% and 53% of ARR (“Annual Recurring Revenue”), respectively. “Annual Recurring Revenue” or “ARR” is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

We believe these measures represent the improvements we have made to our platform to increase the value we deliver to our customers over time. We expect the percentage of ARR attributable to customers with more than 10 users to continue to increase.

Rapid growth of Enterprise Customers

Our ability to successfully move upmarket is demonstrated by the consistent growth in the number of our enterprise customers. We have grown the number of enterprise customers on our platform, which we define as customers with more than $50,000 in ARR by 200% in 2021, from 264 customers as of December 31, 2020, to 793 customers as of December 31, 2021, and by 247% in 2020, from 76 customers as of December 31, 2019. The ARR from such enterprise customers grew by 239% from 2020 to 2021 and by 297% from 2019 to 2020, outpacing our overall ARR growth as a company.

Increase in Net Dollar Retention Rate

We expect to derive a significant portion of our revenue growth from expansion within our customer base, where we have an opportunity to expand adoption of the Work OS across teams, departments, and organizations. We believe that our dollar-based net retention rate (“Net Dollar Retention Rate”) demonstrates our opportunity to further expand within our customer base, particularly those that generate higher levels of annual revenues.

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter. Our Net Dollar Retention Rate may fluctuate as a result of a number of factors, including the level of penetration within our customer base, expansion of products and features and our ability to retain our customers.

Our Net Dollar Retention Rate for customers with more than 10 users was over 135% for the three months ended December 31, 2021, and over 115% for each of the three months ended December 31, 2020, and 2019. Customers with more than 10 users are the core focus of our sales and marketing efforts; therefore, their Net Dollar Retention is a key metric we measure. Additionally, our Net Dollar Retention rate for all of our customers was over 120%, 105% and 100%, for the three months ended December 31, 2021, 2020 and 2019, respectively.

Increase in net dollar retention rate

All customers
100%
105%
>120%
Q4-19
Q4-20
Q4-21
Customers with 10+ users
116%
119%
>135%
Q4-19
Q4-20
Q4-21
Net dollar retention rate

Impact of COVID-19

Given the nature of our business, the COVID-19 pandemic did not have a positive or negative material impact on our revenue and results of operations. We did not experience a material number of non- renewals of subscriptions during 2021, nor any material declines in revenue associated with potential declines in our customers' revenues, and we currently expect our existing customer base to continue to grow over time.

We anticipate that the overall demand for our Work OS will continue to grow as organizations learn about and experience the benefits of our platform and continue to rely on our platform for workplace solutions. Further, we see potential for an increase in demand for our Work OS over time as more organizations globally transition to remote work, which may result in increased reliance on Work OS to digitize their work processes previously performed in office settings.

A.         Operating Results.

Components of Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations.

 Revenue

We derive revenue from monthly or annual subscription agreements with our customers for access to our cloud-based Work OS platform. Our customers do not have the ability to take possession of our software.

 Cost of Revenue

Cost of revenue consists of merchant and credit card processing fees, hosting fees, amortization of capitalized software development costs, subcontractor costs, salaries and related expenses, share-based compensation and allocated overhead costs.

 Gross Profit and Gross Margin

Gross profit, or revenue less cost of revenues, and gross margin, or gross profit as a percentage of revenue, has been, and will continue to be, affected by various factors, including the timing of our acquisition of new customers, renewals of and follow-on sales to existing customers, costs associated with operating our cloud-based platform, and the extent to which we expand our operations and customer support organizations. We expect our gross margin to remain relatively consistent over the long term.

Operating Expenses

 Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Sales and marketing expenses are the most significant component of our operating expenses and consist of marketing and advertising expenses and commission paid to our partners. In addition, personnel-related expenses are a substantial component of our operating expenses and consist of salaries, benefits, and share-based compensation expenses. Operating expenses also include an allocation of overhead costs for facilities and shared IT-related expenses, including depreciation expenses.

Research and Development Expenses

Research and development expenses include salaries and related expenses, share-based compensation, subcontractor costs and allocated overhead costs.

As we continue to focus our research and development efforts on enhancing our Work OS and building new products, we expect our research and development expenses to increase in absolute dollar amounts and remain at least at the same level as a percentage of revenue. We foresee that such investment in research and development will contribute to our long-term growth but will also negatively impact our short-term profitability. However, we may experience variations from period to period with our total research and development expense as a percentage of revenue as we develop and deploy new innovations that target new use cases.

For the years ended December 31, 2021, 2020 and 2019, our research and development expenses as a percentage of revenue were approximately 24%, 27% and 32%, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation expenses for our employees, including share-based compensation, online and offline marketing and advertising expenses, channel partners’ commissions and allocated overhead costs.

Within our sales and marketing expenses, channel partners’ commissions include commissions granted to third parties that provide customer referrals to our platform. For the years ended December 31, 2021, 2020 and 2019, our channel partners’ commissions as a percentage of revenue represented approximately 5%, 5%, and 4% respectively.

We expect our sales and marketing expenses will increase in absolute dollar amounts, as we plan to expand our sales and marketing efforts globally, through personnel, online and offline marketing efforts and brand awareness. In the long-term, as our business scales through customer expansion and market awareness of , we anticipate that sales and marketing expenses as a percentage of total revenue will continue to decline.

General and Administrative Expenses

General and administrative expenses consist of salaries and related expenses, share-based compensation, professional service fees and allocated overhead costs.

We expect our general and administrative expenses to increase in absolute dollars as we continue to grow and expand our operations and operate as a public company. In the long-term, we expect that general and administrative expense as a percent of total revenue will remain at approximately the same level.

Financial Income (Expense)

Financial income (expense), net, consists primarily of interest generated by our cash deposits at commercial banks, offset by interest expenses and other fees related to the Revolving Credit Facility, bank charges, and foreign exchange gains and losses.

Income Tax Expenses

Income tax expenses consist primarily of income tax related to foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on deferred tax assets because we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Comparison of Period-to-Period Results of Operations

The following tables set forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the period presented.

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Revenue	$308,150	$161,123	$78,089
Cost of revenue (1)	39,013	22,488	11,978
Gross profit	269,137	138,635	66,111
Operating Expenses:
Research and development (1)	73,686	43,480	24,637
Sales and marketing (1)	268,083	191,353	118,534
General and administrative (1)	53,493	54,339	15,458
Total operating expenses	395,292	289,172	158,629
Operating loss	(126,125)	(150,537)	(92,518)
Financial income (expense), net	(838)	526	1,590
Loss before income taxes	(126,963)	(150,011)	(90,928)
Income tax expenses	(2,331)	(2,192)	(683)
Net loss	$(129,294)	$(152,203)	$(91,611)

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Cost of revenue	$7,681	$2,720	$970
Research and development	21,779	12,142	9,396
Sales and marketing	23,135	10,068	3,283
General and administrative	20,934	39,415	8,190
Total share-based compensation expense (2)	$73,529	$64,345	$21,839

(2) Share-based compensation during the year ended December 31, 2020, and 2019 included compensation expenses of $10.5 million and $13.1 million, respectively, related to secondary sales of ordinary shares by certain of our employees.

	Year ended December 31,
	2021	2020	2019

Revenue	100%	100%	100%
Cost of revenue	13	14	15
Gross profit	87	86	85
Operating Expenses:
Research and development	24	27	31
Sales and marketing	87	119	152
General and administrative	17	33	20
Total operating expenses	128	179	203
Operating loss	(41)	(93)	(118)
Financial income (expense), net	—	—	2
Loss before income taxes	(41)	(93)	(116)
Income tax expenses	(1)	(1)	(1)
Net loss	(42)%	(94)%	(117)%

Comparison of the Years Ended December 31, 2021, and 2020

Revenue

	Year ended December 31,
	2021	2020	$ Change	% Change
	(in thousands)
Revenues	$308,150	$161,123	$147,027	91%

Revenue was $308.2 million for the year ended December 31, 2021, an increase of $147.0 million, or 91%, compared to $161.1 million for the year ended December 31, 2020. This increase was driven primarily by addition of new customers and revenues generated from our existing customers expanding their use of our solution, as reflected by our dollar-based net retention rate of over 120% as of December 31, 2021.

Cost of Revenue and Gross Profit

	Year ended December 31,
	2021	2020	$ Change	% Change
	(in thousands)
Cost of revenue	$39,013	$22,488	$16,525	73%
Gross profit	87%	86%

Cost of revenue was $39.0 million for the year ended December 31, 2021, an increase of $16.5 million, or 73%, compared to $22.5 million for the year ended December 31, 2020. This increase was primarily driven by an increase of $5.0 million in share-based compensation expenses, an increase of $4.2 million in salaries and related expenses due to an increase in the number of employees, an increase of $3.9 million in hosting expenses, and an increase of $2.6 million in processing fees.

Operating Expenses

	Year ended December 31,
	2021	2020	$ Change	% Change
	(in thousands)
Research and development	$73,686	$43,480	$30,206	69%
Sales and marketing	268,083	191,353	76,730	40%
General and administrative	53,493	54,339	(846)	(2)%
Total operating expenses	$395,262	$289,172	$106,090	37%

Research and Development Expenses

Research and development expenses were $73.7 million for the year ended December 31, 2021, an increase of $30.2 million, or 69%, compared to $43.5 million for the year ended December 31, 2020. This increase was primarily driven by an increase of $13.3 million in salaries and related expenses due to an increase in the number of employees, an increase of $9.6 million in share-based compensation expenses, and an increase of $3.0 million in allocated overhead costs as a result of increased overall costs to support our business growth and related infrastructure, as well as an increase of $0.9 million in third party consulting costs, and $0.8 million increase in hosting costs.

Sales and Marketing Expenses

Sales and marketing expenses were $268.1 million for the year ended December 31, 2021, an increase of $76.7 million, or 40%, compared to $191.4 million for the year ended December 31, 2020. This increase was primarily driven by an increase of $33.4 million in salaries and related expenses due to an increase in the number of employees, an increase of $14.7 million in marketing, advertising and brand costs, an increase of $13.1 million in share-based compensation expenses, an increase of $9.5 million in partners commission expenses and an increase of $3.5 million in allocated overhead costs to support our business growth and related infrastructure.

General and Administrative Expenses

General and administrative expenses were $53.5 million for the year ended December 31, 2021, a decrease of $0.8 million, or 2%, compared to $54.3 million for the year ended December 31, 2020. This decrease was primarily driven by a decrease of $18.5 million in share-based compensation expenses principally attributable to a fully vested option grant to one of our Co-Chief Executive Officers from 2020 and expenses related to secondary transactions in 2020 which did not occur in 2021 and a decrease of $6.7 million in overhead allocation, offset by an increase of $7.7 million in salaries and related expenses, an increase of $3.4 million in welfare, an increase of $1.5 million in rent expenses, and an increase of $1.1 million in software expenses, all of which were driven by an increase in our overall number of employees, an increase of $4.9 million related to Directors and Officers insurance costs following the IPO, an increase of $1 million in third party professional services costs, an increase of $0.5 million in depreciation, and an increase of $4.3 million dollar related to other operational expenses incurred in the ordinary course of our business.

Financial Income (Expense), Net

	Year ended December 31,
	2021	2020	$ Change	% Change
	(in thousands)
Financial income (expense), net	$(838)	$526	$(1,364)	259%

Financial income (expense), net, was an expense of $0.8 million for the year ended December 31, 2021, an increase of $1.4 million, or 259%, compared to income of $0.5 million for the year ended December 31, 2020. This increase was primarily driven by an increase in expenses related to currency exchange rate fluctuations of $1.2 million, a $0.2 million increase in bank charges mainly as a result of an increase in operations, and $0.2 million decrease in interest on deposits, partially offset by a decrease of $0.3 million in interest expenses as a result of repaying all outstanding amounts under our Revolving Credit Facility in July 2021.

Income Tax Expenses

	Year ended December 31,
	2021	2020	$ Change	% Change
	(in thousands)
Income tax expense	$2,331	$2,192	$139	6%

Income tax expenses were $2.3 million for the year ended December 31, 2021, an increase of $0.1 million, or 6%, compared to $2.2 million for the year ended December 31, 2020. This increase was primarily driven by an increase in the operations of our Australian, U.S., and UK subsidiaries, offset by $3.1 million tax benefit received by the U.S. subsidiary in respect of exercise of options of US employees.

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

	Year ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Revenues	$161,123	$78,089	$83,034	106%

Revenue was $161.1 million for the year ended December 31, 2020, an increase of $83.0 million, or 106%, compared to $78.1 million for the year ended December 31, 2019. This increase was driven primarily by new customers and the remaining increase was attributed to existing customers.

Cost of Revenue and Gross Profit

	Year ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Cost of revenue	$22,488	11,978	$10,510	88%
Gross profit	86%	85%

Cost of revenue was $22.5 million for the year ended December 31, 2020, an increase of $10.5 million, or 88%, compared to $12.0 million for the year ended December 31, 2019. This increase was primarily driven by an increase of $3.5 million in salaries and related expenses due to an increase in the number of employees, an increase of $1.8 million in share-based compensation expenses, an increase of $0.9 million in allocated overhead costs, an increase of $2.0 million in hosting expenses and $1.5 million in payment of processing fees required to support our revenue growth.

Operating Expenses

	Year ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Research and development	$43,480	$24,637	$18,843	76%
Sales and marketing	191,353	118,534	72,819	61%
General and administrative	54,339	15,458	38,881	252%
Total operating expenses	$289,172	$158,629	$130,543	82%

Research and Development Expenses

Research and development expenses were $43.5 million for the year ended December 31, 2020, an increase of $18.9 million, or 76%, compared to $24.6 million for the year ended December 31, 2019. This increase was primarily driven by an increase of $12.7 million in salaries and related expenses due to an increase in the number of employees, an increase of $2.7 million in share-based compensation expenses and an increase of $1.3 million in allocated overhead costs as a result of increased overall costs to support our business growth and related infrastructure.

 Sales and Marketing Expenses

Sales and marketing expenses were $191.4 million for the year ended December 31, 2020, an increase of $72.9 million, or 61%, compared to $118.5 million for the year ended December 31, 2019. This increase was primarily driven by an increase of $30.8 million in marketing, advertising and brand costs, an increase of $25.8 million in salaries and related expenses due to an increase in the number of employees, an increase of $6.8 million in share-based compensation expenses, an increase of $4.5 million in partners commission expenses and an increase of $2.7 million in allocated overhead costs to support our business growth and related infrastructure.

 General and Administrative Expenses

General and administrative expenses were $54.3 million for the year ended December 31, 2020, an increase of $38.9 million, or 252%, compared to $15.4 million for the year ended December 31, 2019. This increase was primarily driven by an increase of $31.2 million in share-based compensation expenses principally attributable to a fully vested option grant to one of our Co-Chief Executive Officers that amounted to $30.4 million in December 2020, an increase of $5.0 million in salaries and related expenses caused by an increase in our overall number of employees and an increase of $1.7 million related to corporate audit fees, accounting, and other consulting fees.

Financial Income (Expense), Net

	Year ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Financial income (expense), net	$526	1,590	(1,064)	67%

Financial income (expense), net, was income of $0.5 million for the year ended December 31, 2020, a decrease of $1.1 million, or 67%, compared to income of $1.6 million for the year ended December 31, 2019. This decrease was primarily driven by a decrease in interest on deposits, as well as higher interest expense as a result of an increase in drawings under the Revolving Credit Facility.

Income Tax Expenses
	Year ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Income tax expense	$2,192	683	1,509	221%

Income tax expenses were $2.2 million for the year ended December 31, 2020, an increase of $1.5 million, or 221%, compared to $0.7 million for the year ended December 31, 2019. This increase was primarily driven by an increase in the operations of our U.S. subsidiary.

Non-GAAP Financial Measures

We regularly review several financial measures, including non-GAAP operating loss and adjusted free cash flow, to evaluate our business, measure our performance, identify trends in our business, prepare financial forecasts and make strategic decisions. We believe these non-GAAP financial measures are useful in evaluating our performance in addition to our financial results prepared in accordance with GAAP. You should read these non-GAAP measures in conjunction with the discussion of our GAAP results of operations and together with our consolidated financial statements and related notes included elsewhere in this annual report.

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. Investors are encouraged to review the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures and to not rely on any single financial measure to evaluate our business.

The following table sets forth our non-GAAP operating loss and adjusted free cash flow for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Non-GAAP operating loss	$(52,596)	$(86,192)	$(70,679)
Adjusted free cash flow	$9,900	$(40,692)	$(38,417)

Non-GAAP Operating Loss

We define non-GAAP operating loss as GAAP operating loss, adjusted for certain non-cash items such as share based compensation expenses. We exclude these items because these are non-cash expenses, which we do not consider indicative of performance. Non-GAAP operating loss is presented because we use it to evaluate our financial performance and for planning and forecasting purposes. In addition, management uses non-GAAP operating loss to evaluate our financial performance and for planning and forecasting purposes. Non-GAAP operating loss should not be considered as an alternative to GAAP operating loss or net loss as an indicator of operating performance. The following table provides a reconciliation of non-GAAP operating loss to GAAP operating loss for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Operating loss	$(126,125)	$(150,537)	$(92,518)
Share-based compensation expenses	73,529	64,345	21,839
Non-GAAP operating loss	$(52,596)	$(86,192)	$(70,679)

Adjusted Free Cash Flow

We define adjusted free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment and capitalized software development costs, plus non-recurring expenditures, such as the purchase of property and equipment related to build-out of our new corporate headquarters.

We believe that adjusted free cash flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our operations and for investments in property and equipment and capitalized software development costs, adjusted for non-recurring expenditures. However, we caution that adjusted free cash flow does not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period.

The following table provides a reconciliation of adjusted free cash flow to net cash provided by (used in) operating activities for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$16,355	$(37,175)	$(36,650)
Purchase of property and equipment	(11,578)	(4,362)	(1,402)
Capitalized software development costs	$(2,180)	$(1,119)	$(365)
Purchase of property and equipment related to build-out of our new corporate headquarters	7,303	1,964	—
Adjusted free cash flow	9,900	(40,692)	(38,417)

B.         Liquidity and Capital Resources

As of December 31, 2021, we had $886.8 million in cash and cash equivalents, of which $6.3 million is planned to be reserved and transferred to the Digital Life Foundation. From the date we commenced operations until our IPO in June of 2021, we financed our operations primarily through private sales of equity securities, drawings on the Revolving Credit Facility and through sales of subscriptions. In June 2021, we received net proceeds from our IPO and concurrent private placement of $735.9 million. In the year ended December 31, 2021, we began to generate positive cash flows from operations for the first time.

Excluding capital raises, our principal sources of funds are from our deferred revenue, which is included in the liabilities section of our consolidated balance sheet. Deferred revenue consists of payments received in advance of revenue recognition, excluding amounts subject to right of return, and is recognized as revenue recognition criteria are met. We generally invoice our customers in advance of services being provided. Deferred revenue is expected to be recognized as revenue during the succeeding 12-month period provided all other revenue recognition criteria have been met. As of December 31, 2021, and 2020, we had deferred revenue of $134.4 million and $70.7 million, respectively. We have generated losses from our operations as reflected in our accumulated deficit of $445.7, and $316.4 million as of December 31, 2021, and 2020, respectively. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure, and increased general and administrative expenses to support being a publicly traded company.

In December 2020, we entered into an amended and restated loan and security agreement with Bank Leumi le Israel B.M., which provides for a Revolving Credit Facility of up to $80 million. The Revolving Credit Facility can be drawn against a formula based on our monthly recurring revenues for a period of two years.

We can borrow under the Revolving Credit Facility to fund ongoing operations and general corporate purposes. Interest currently accrues on any outstanding balance at a rate equal to one month LIBOR plus 2.6% per annum for drawdowns up to $8.0 million, which will increase to one month LIBOR plus 2.85% per annum on September 1, 2022, and one-month LIBOR plus 2.85% per annum for drawdowns of greater than $8.0 million, payable monthly. Pursuant to the terms of the Revolving Credit Facility, we are also required to pay a fee of 0.2% per annum on unutilized amounts eligible for drawdown, calculated daily and payable on a quarterly basis. The Revolving Credit Facility is secured by a first degree floating charge over our business and assets, but excluding our intellectual property, and a first degree fixed charge over our goodwill. As of December 31, 2021, we have no outstanding balance under the Revolving Credit Facility.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe that our current cash, and cash equivalents, and amounts available under the Revolving Credit Facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months and for the foreseeable future.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$16,355	$(37,175)	$(36,650)
Net cash provided by (used in) investing activities	(3,629)	(11,481)	13,233
Net cash provided by financing activities	$742,272	$8,470	$158,446

Operating Activities

Cash provided by operating activities for the year ended December 31, 2021 of $16.4 million was primarily related to our net loss of $129.3 million, adjusted for non-cash charges of $76.3 million and net cash inflows of $69.3 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation and amortization of property and equipment. The main drivers of the changes in operating assets and liabilities were related to a $63.7 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $25.6 million increase in accrued expenses and other liabilities These amounts were partially offset by a $2.0 million decrease in accounts payable, a $4.6 million increase in accounts receivable, net, due to increases in sales, and a $13.3 million increase in prepaid expenses and other assets, primarily driven by timing differences as well as an increase in costs attributed to being a public company.

Cash used in operating activities for the year ended December 31, 2020 of $37.2 million was primarily related to our net loss of $152.2 million, adjusted for non-cash charges of $66.2 million and net cash inflows of $48.8 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation and amortization of property and equipment. The main drivers of the changes in operating assets and liabilities were related to a $29.7 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $14.6 million increase in accrued expenses and other liabilities and a $6.8 million increase in accounts payable. These amounts were partially offset by a $0.5 million increase in accounts receivable, net, due to increases in sales, and a $1.8 million increase in prepaid expenses and other assets, primarily driven by timing differences.

Cash used by operating activities for the year ended December 31, 2019 of $36.7 million was primarily related to our net loss of $91.6 million, adjusted for non-cash charges of $22.4 million and net cash inflows of $32.5 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation and amortization of property and equipment. The main drivers of the changes in operating assets and liabilities were related to a $22.5 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $5.5 million increase in accrued expenses and other liabilities and an $8.9 million increase in accounts payable. These amounts were partially offset by a $3.1 million increase in accounts receivable, net, due to increases in sales, and a $1.3 million increase in prepaid expenses and other assets, primarily driven by timing differences.

Investing Activities

Cash used in investing activities during the year ended December 31, 2021 was $3.6 million, primarily as a result of purchases of property and equipment and capitalized software development costs of $13.8 million, partially offset by a decrease in short term deposits of $10.0 million.

Cash used in investing activities during the year ended December 31, 2020 was $11.5 million, primarily as a result of purchases of property and equipment and capitalized software development costs of $5.5 million and an increase in short term deposits of $6.0 million.

Cash provided by investing activities during the year ended December 31, 2019 was $13.2 million, primarily as a result of a decrease in short-term deposits of $15.0 million, partially offset by purchases of property and equipment and capitalized software development costs of $1.8 million.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2021 was $742.3 million and was primarily the result of $735.9 million of net proceeds from our IPO and concurrent private placement, the receipt of $22.5 million tax advances relating to exercises of share options to employees, and $5.2 million proceeds from the exercise of options by employees, partially offset by a repayment of $21 million related to the outstanding balance of our Revolving Credit Facility.

Cash provided by financing activities for the year ended December 31, 2020 was $8.5 million and was primarily the result of $8.0 million proceeds from the Revolving Credit Facility and $0.5 million of proceeds from the exercise of options.

Cash provided by financing activities for the year ended December 31, 2019 was $158.4 million and was primarily the result of $149.9 million net of issuance costs from the issuance of Series E preferred shares as part of an investment round, $8.5 million of proceeds from the Revolving Credit Facility and $0.1 million of proceeds from the exercise of options.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

C.         Research and development, patents and licenses, etc.

Refer to Item 4.B. “Business Overview” and Item 5.A. “Operating Results” for information on our research and development policies for the last three years.

D.         Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.         Critical Accounting Estimates

Our significant accounting estimates and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this annual report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations of the registrant. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting policies estimates that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Our revenues consist of revenue from the sale of subscriptions to customers to access our Work OS. Our subscription contracts are offered on a monthly or annual basis, and a large portion of the arrangements are paid in full up-front at the outset of the arrangement. Customers may not take possession over the software and instead are granted continuous access to the platform over the contractual period.  Accordingly, the arrangements are accounted for as service contracts.

Our subscription contracts generally include a fixed number of users and fixed price per user.

Revenue for these arrangements is recognized ratably over the contract term.

Our subscription contracts are generally non-cancelable except for contracts with first-time customers whereby the contract terms provide rights to cancel the contract in the first 30 days for a pro-rated refund for unutilized days. Historically, refunds have not been material and can be reasonably estimated, and therefore no provision for refund liability was recorded to date.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these services. We determine revenue recognition through the following steps:

1.          Identification of the contract, or contracts, with the customer.

We consider the terms and conditions of our contracts and the customary business practices in identifying our contracts under ASC 606. We determine a contract with a customer to exist when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance.

We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

2.          Identification of the performance obligations in the contract.

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Our performance obligations generally consist of access to our Work OS and related support services which is considered one performance obligation. Our customers do not have the ability to take possession of the software, and through access to the platform we provide a series of distinct software-based services that are satisfied over the term of the subscription.

3.          Determination of the transaction price.

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Payment terms are generally upfront at the time of the transaction, except for enterprise customers which are generally net 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Our policy is to exclude sales and other indirect taxes when measuring the transaction price.

4.          Allocation of the transaction price to the performance obligations in the contract.

Our contracts contain a single performance obligation. Therefore, the entire transaction price is allocated to the single performance obligation.

5.          Recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue is recognized ratably over the term of the subscription agreement, generally beginning on the date that the platform is made available to a customer.

We record contract liabilities when cash payments are received in advance of performance to deferred revenue or to customer advances in case of refund rights.

We elected to use the practical expedient and recognize the incremental costs of obtaining contracts as an expense since the amortization period of the assets that we otherwise would have recognized is one year or less.

Share-Based Compensation

We account for share-based compensation in accordance with ASC Topic 718, Compensation- Stock Compensation. Share options are mainly awarded to employees and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share options on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period of each individual grant using the graded vesting attribution method. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of our ordinary shares prior to the IPO, expected volatility, expected term, risk-free interest rate and expected dividends. We evaluate the assumptions used to value option awards upon each grant of share options. Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as we do not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may refine our estimation process, which could materially impact our future share-based compensation expense.

The following assumptions were used for each respective period to calculate our share-based compensation:

	Year ended December 31,
	2021	2020	2019

Risk-free interest rate	0.68%-1.15%	0.3%-0.58%	2.12%-2.75%
Expected dividend yield	0%	0%	0%
Expected term (in years)	5-8	5-8	5-8
Expected volatility	49%-50%	47%-48%	43%-45%

We also award restricted share units (“RSUs”), to certain of our employees, executive officers and directors. These awards are settled in shares and are accounted for based on the fair market value at the time of grant.

Ordinary Shares Valuations

Commencing June 10, 2021, our ordinary shares were publicly traded on the NASDAQ. Upon the completion of our IPO, our share options and RSUs are valued by reference to the trading price of our ordinary shares in the public market.

As there was no public market for our ordinary shares prior the IPO, the fair value of our ordinary shares was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•	retrospective third-party valuations of our ordinary shares;

•	the rights, preferences and privileges of our convertible preferred shares relative to those of our ordinary shares;

•	the prices of shares sold to third-party investors in secondary transactions;

•	lack of marketability of our ordinary shares;

•	current business conditions and projections;

•	our actual operating and financial performance;

•	the hiring of key personnel;

•	the public trading prices of comparable companies; and

•	the likelihood of initial public offering, sale, or private company scenarios.

In valuing the fair value of our ordinary shares prior to our IPO, absent an arm’s-length current or recent financing round, the enterprise price, or equity value, was determined using a combination of the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that we will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in our cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach applied was the Guideline Public Company Method which estimates value based on a comparison of us to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and then applied to our financial results to estimate our value. In deriving the enterprise value, a weighting was used for each of the income approach and market approach. The resulting enterprise value was then allocated to each share class using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy and conversion rights, using a series of call options. The call right is valued using a Black-Scholes option pricing model.

We also considered that, in the event of an initial public offering, our preferred shares would convert into ordinary shares on a one-to-one basis and, accordingly, would receive the same amount of proceeds per share as ordinary shares. In the case of our sale or liquidation, the preferred shares would receive their liquidation preferences and, thereafter, a fraction in the remaining proceeds with the ordinary shares on a pro rata basis. Accordingly, we determined the fair value of our ordinary shares under three scenarios (initial public offering, sale and private company) and then applied a weighted average of these values based on their relative probabilities in order to calculate the final per share value.

In determining the estimated fair value of our ordinary shares as of each grant date, and after determining the fair value of the ordinary shares on a minority, marketable basis, our board of directors also considered that our ordinary shares are not freely tradable in the public markets. Therefore, the estimated fair value of our ordinary shares at each grant date reflects a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly traded companies. A market participant purchasing these shares prior to our IPO would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

In addition, we also considered any secondary transactions involving our ordinary shares. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to our financial information from which to make an informed decision on price.

In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the method described above or a straight-line interpolation between two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

JOBS Act Accounting Election

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period, which allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

The following table sets forth the name and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers and Employee Directors:
Roy Mann (1)	43	Co-Founder, Co-Chief Executive Officer, Director
Eran Zinman (1)	38	Co-Founder, Co-Chief Executive Officer, Director
Eliran Glazer	50	Chief Financial Officer
Daniel Lereya	37	Vice President of Research & Development and Product
Yoni Osherov	44	Vice President of Global Sales and Marketing
Shiran Nawi	38	General Counsel
Non-Employee Directors
Aviad Eyal (1)(2)	51	Director
Jeff Horing	57	Director
Avishai Abrahami	50	Director
Gili Iohan(2)(3)	46	External Director
Ronen Faier(2)(3)	51	External Director

(1)          Serves as a member of our environmental, social and governance committee.
(2)          Serves as a member of our audit committee, compensation committee and nominating committee.
(3)          Serves as an external director under the Companies Law.

Executive Officers

Roy Mann is our Co-Founder and has served as our Co-Chief Executive Officer since June 1, 2012. Mr. Mann has also served as a member of our board of directors since February 2012. Mr. Mann previously served as a senior technology leader at Wix.com Ltd. (Nasdaq: WIX), from 2010 to 2012. Mr. Mann is also the Co-Founder of and led the technology vision and operation at SaveAnAlien.com, from 2006 to 2010. Mr. Mann holds a B.A. in Computer Science from the Interdisciplinary Center Herzliya, Israel

Eran Zinman is our Co-Founder and has served as our Co-Chief Executive Officer since November 2020 after having served as our Chief Technology Officer between 2012 and 2020. Mr. Zinman has also served as a member of our board of directors since March 2018. Mr. Zinman previously served as the Research and Development Manager at the founding team of Conduit Mobile (now Como) at Conduit Ltd. from 2010 to 2012. Mr. Zinman is the Co-Founder of Othersay and served as its Chief Executive Officer from 2009 to 2010. Mr. Zinman holds a B.Sc. in Computer Science and Electrical Engineering from Tel Aviv University, Israel.

Eliran Glazer has served as our Chief Financial Officer since March 2021. Mr. Glazer previously served as the Chief Financial Officer of Lightricks Ltd. from December 2019 to February 2021 and the Chief Financial Officer of Nex Markets from April 2012 to November 2018 and, following the acquisition of Nex Markets by the CME Group, Mr. Glazer served as the Chief Financial Officer of Nex Markets, a CME Group Company from November 2018 to November 2019. Mr. Glazer holds a B.A. in Business and Accounting from The College of Management Academic Studies as well as an L.L.M. from Bar Ilan University and is a licensed certified public accountant.

Daniel Lereya has served as our Vice President of Research and Development since October 2016 and as our acting Vice President of Product since December 2020. Mr. Lereya previously served in numerous positions including as a software team leader at International Business Machines Corp. (NYSE: IBM) from November 2012 to October 2016. and as a software engineer at SAP SE from February 2011 to October 2012. Mr. Lereya holds a B.Sc. in Computer Science and Economics from Tel Aviv University, Israel.

Yoni Osherov has served as our Vice President of Global Sales and Marketing since August 2017. Mr. Osherov previously served as a member of the board of directors of Biz-Effective Ltd. (DBA as Centrical) from 2016 to 2017. Mr. Osherov has served in numerous positions at Verint Systems Ltd., including as the Vice President of Product Strategy from 2014 to 2017 and as the Vice President of Customer Analytics from 2013 to 2014. Mr. Osherov was the owner of Tavo.co.il which was acquired by Zap Group Ltd. in 2012. Mr. Osherov holds a B.A. in Business Administration from the College of Management Academic Studies, Israel.

Shiran Nawi has served as our General Counsel since June 2018. Previously Ms. Nawi served as a senior legal counsel at Wix.com Ltd. (Nasdaq: WIX) from June 2014 to June 2018 and as an associate at Israeli, Ben-Zvi, Attorneys at Law, from July 2009 to April 2014. Ms. Nawi holds an L.L.B. and a Master of Business Taxation from The College of Management Academic Studies, Israel, and is a member of the Israel Bar Association.

Directors

Aviad Eyal has served as a member of our board of directors since June 2014. Mr. Eyal is the Co-Founder of Entrée Capital and has served as its Managing Partner since 2009. Prior to that, Mr. Eyal co-founded and built a number of successful startups over a span of 18 years. Mr. Eyal currently serves on the board of directors of several privately held companies, including Broadlume Inc. since 2019; Obligo Inc. since 2019 and as chairman of the board of directors of BreezoMeter Ltd. since 2014. He has also served on the board of directors of Prospa Group Ltd. (ASX:PGL) since 2012. Mr. Eyal holds a B.Sc. Engineering degree from the University of Natal, South Africa. Mr. Eyal was selected to the Forbes Europe Midas list of top 25 VCs for the past three years.

Jeff Horing has served as a member of our board of directors since May 20, 2017. Mr. Horing has been a Managing Director of Insight Partners, a private equity investment firm he co-founded, since 1995. Since September 2014, Mr. Horing has served on the board of directors of Alteryx, Inc. (NYSE: AYX.), a software company. Mr. Horing has served on the board of directors of nCino, Inc. (Nasdaq: NCNO), a financial technology company, since February 2015, and on the board of directors of JFrog Ltd. (Nasdaq: FROG) since September 2018. In addition, Mr. Horing currently serves on the board of directors of several privately held companies. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management.

Avishai Abrahami has served as a member of our board of directors since October 24, 2012. Mr. Abrahami is the Co-Founder of Wix.com Ltd. (Nasdaq: WIX) and has served as its Chief Executive Officer since September 2010, prior to which he served as its Co-Chief Executive Officer, and as a member of its board of directors since October 2006. From May 2016 to November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. (acquired by PepsiCo Inc.). From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998, he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until it was acquired in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Gili Iohan has served as a member of our board of directors as an external director under the Companies Law since June 9, 2021. Since 2018, Ms. Iohan has been a partner at ION Crossover Partners, an Israeli based cross- over fund. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. (Nasdaq: VRNS), Fiverr International Ltd. (Nasdaq: FVRR) and SimilarWeb Ltd. (NYSE: SMWB), as well as Aqua Security Ltd. Ms. Iohan holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Ronen Faier has served as a member of our board of directors as an external director under the Companies Law since June 9, 2021. Mr. Faier has served the Chief Financial Officer of SolarEdge Technologies Inc. (Nasdaq: SEDG) since January 2011. Previously, Mr. Faier has served as the Chief Financial Officer of Modu Ltd. from March 2007 through December 2010 and as the Chief Financial Officer of msystems Ltd., which was acquired by SanDisk Corp. (a Western Digital Corp. (Nasdaq: WDC) company). Mr. Faier has served on the board of directors of Kaltura Inc. since March 2021. Mr. Faier holds a B.A. in accounting and economics from the Hebrew University in Jerusalem and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

B.	Compensation

Directors.  Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the Company.

Executive officers other than the Chief Executive Officer.   The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the Chief Executive Officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Co-Chief Executive Officers) may be approved by the Chief Executive Officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer.   Under the Companies Law, the compensation of a public company’s chief executive officer (including a co-chief executive officer) is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms for the company’s Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate. In the event that the Chief Executive Officer candidate also serves as a member of the board of directors, his or her compensation terms as Chief Executive Officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2021, was approximately $11.7 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2020 and paid during the year ended December 31, 2021). This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2021, our directors and executive officers were granted options to purchase an aggregate of 247,446 ordinary shares, at a weighted average exercise price of $9.38 per share, and 7,501 RSUs per our 2021 Share Incentive Plan, or the 2021 Plan.

We pay each of our non-employee directors an annual cash payment of $30,000 (or $60,000 for the chairperson)  with additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) for each member of the Audit Committee; $6,000 (or $12,000 for the chairperson) for each member of the Compensation Committee; $4,000 (or $8,000 for the chairperson) for each member of the Nominating Committee; and $4,000 (or $8,000 for the chairperson) for each member of the Environmental. Social and Governance Committee. In addition, upon his or her initial appointment or election, each non-employee directors, shall be granted a one-time  equity award under our incentive plan at a value of $300,000 which shall vest in 12 equal quarterly installments over a three year period, subject to such director’s continued service through such dates.  In addition, each non-employee director will be granted equity awards, on an annual basis, under our incentive plan (provided the director is still on the board of directors) at a value of $175,000, which will vest on the first anniversary of the date on which such equity awards were granted, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction and a preceding or subsequent termination of service.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to certain domestic issuers that do not qualify as emerging growth companies to disclose on an individual, rather than an aggregate basis, the compensation of our named executive officers as defined in Item 402 of Regulation S-K. Nevertheless, the Companies Law requires that we disclose the annual compensation of our five most highly compensated Covered Officers (as defined under the Companies Law, the “Covered Officers”) for the relevant fiscal year, on an individual basis, as such compensation is represented in that year’s annual financial report. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following describes the compensation of our five most highly compensated Covered Officers for, and with respect to, the year ended December 31, 2021. All amounts specified are in terms of cost to the Company as recorded in our financial statements, and presented below in U.S. dollar amounts in thousands. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.23, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2021:

•	Mr. Eliran Glazer, our CFO. Compensation costs recorded in 2021 of $227 in salary expenses and $73 in social benefits costs.
•	Ms. Oshrat Binyamin, our VP of Human Resources. Compensation costs recorded in 2021 of $193 in salary expenses and $53 in social benefits costs.
•	Mr. Ouriel Weisz, our VP of Operations. Compensation costs recorded in 2021 of $196 in salary expenses and $64 in social benefits costs.
•	Mr. Yoni Osherov, our VP of Global Sales and Marketing. Compensation expenses recorded in 2021 of $235 in salary expenses and $71 in social benefits costs.
•	Mr. Daniel Lereya, our VP of Research & Development and Product. Compensation costs recorded in 2021 of $232 in salary expenses and $73 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, vacation, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also recorded expenses in respect of cash bonuses to our Covered Executives upon compliance with predetermined performance parameters, as set by the compensation committee and the board of directors. The 2021 cash bonus expenses recorded for Mr. Eliran Glazer, Ms. Oshrat Binyamin, Mr. Ouriel Weisz, Mr. Yoni Osherov and Mr. Daniel Lereya, as provided for in our financial statements for the year ended December 31, 2021, were $71, $62, $62, $77 and $74, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2021 for options and RSU grants granted to Mr. Eliran Glazer, Ms. Oshrat Binyamin, Mr. Ouriel Weisz, Mr. Yoni Osherov and Mr. Daniel Lereya of $3,755, $1,872, $1,954, $1,716 and $1,672, respectively. The afore-mentioned equity based compensation is subject to a time-based vesting schedule, hence the above expenses reflect also equity awards made in previous years which have vested during the current year.  Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in Item 18 of this annual report. All equity-based compensation grants to our Covered Officers were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

Employment agreements with executive officers and directors

Employment Agreements. We have entered into employment agreements with each of our executive officers. These agreements each contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days’ advance written notice to the other party. We may also terminate an executive officer’s employment agreement for good reason (as defined the applicable employment agreement) or in the event of a merger or acquisition transaction.

Equity Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. In August 2021, we began granting RSU, to our non-employee directors, and in February 2022 to our executive officers. Such equity agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. Awards have been issued to our directors and executive officers under our 2013 Option Plan, 2017 Option Plan (together the “Prior Plans”) and our 2021 Option Plan (the “2021 Plan”).  Our board of directors, or a duly authorized committee of our board of directors, or the administrator, will administer the Prior Plans and the 2021 Plan. Under the Prior Plans and the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the Prior Plans and the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, prescribe the forms of agreement for use under the Prior Plans and the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the Prior Plans and the 2021 Plan. Other than by will, the laws of descent and distribution or as otherwise provided under the Prior Plans and the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Exculpation, Indemnification and Insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure our Covered Officers to the fullest extent permitted by the Companies Law. We have entered into agreements with certain Covered Officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions (including with respect to our IPO) to the extent that these liabilities are not covered by insurance.

C.         Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Co-Chief Executive Officers (each referred to as a “general manager” under the Companies Law) are responsible for our day-to-day management. Our Co-Chief Executive Officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment agreement that we have entered into with each of them. All other executive officers are appointed by the Co-Chief Executive Officers, subject to applicable corporate approvals, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association, other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, the number of directors on our board of directors is no less than three and no more than 11 directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and after, each year the term of office of only one class of directors expires.

Our directors who are not external directors are divided among the three classes as follows:

•	the Class I director is Roy Mann, and his term will expire at our annual general meeting of shareholders to be held in 2022;

•	the Class II directors are Eran Zinman and Aviad Eyal, and their terms will expire at our annual meeting of shareholders to be held in 2023; and

•	the Class III directors are Avishai Abrahami and Jeff Horing, and their term will expire at our annual meeting of shareholders to be held in 2024.

Gili Iohan and Ronen Faier serve as our external directors, and their term will expire at our annual meeting of shareholders to be held in 2024.

Our directors, aside from our external directors, are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director, aside from our external directors, holds office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our amended and restated articles of association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors) from office and any amendment to this provision shall require the approval of at least 65% of the total voting power of our shareholders. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, until the next annual general meeting of our shareholders for the class of directors to which such director has been assigned by our board of directors.

Board Diversity Matrix (As of December 31, 2021)

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

Chairperson of the Board

Our amended and restated articles of association provide that the chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer, unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors.

Pursuant to the regulations promulgated under the Companies Law, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, and which do not have a controlling shareholder (as such term is defined in the Companies Law), may (but are not required to) elect to opt out of the requirement to maintain external directors and opt out of the composition requirements under the Companies Law with respect to the audit and compensation committees. We currently do not intend to rely on such exemption.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

●
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●
the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager. With respect to certain matters (various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

●
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

●
his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●
service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager (i.e., Chief Executive Officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority of an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Audit Committee

Our audit committee consists of Ronen Faier, Gili Iohan and Aviad Eyal. Mr. Faier serves as the chairperson of the audit committee.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the (i) chairperson of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●
he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

●
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

Each member of our audit committee is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Mr. Faier is an audit committee financial expert as defined by the SEC rules and has the requisite accounting or related financial management expertise under the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•
overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•
identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

Our compensation committee consists of Gili Iohan, Ronen Faier and Aviad Eyal. Ms. Iohan serves as chairperson of the committee.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to the Company) must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. The chairperson of the compensation committee must be an external director. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

Each member of our compensation committee fulfills the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence considerations applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●
making recommendations to the board of directors with respect to the approval of the compensation policy for Covered Officers and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

●	resolving whether or not to approve arrangements with respect to the terms of office and employment of Covered Officers; and

●	exempting, under certain circumstances, transactions with our Co-Chief Executive Officers from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

●
recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●
reviewing and approving the granting of options and other incentive awards to our Co-Chief Executive Officers and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Co-Chief Executive Officers and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding Covered Officers’ compensation pursuant to the Companies Law; and

●
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

●
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of Covered Officers, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for Covered Officers, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;

●	the office holder’s position and responsibilities

●	prior compensation agreements with the office holder;

●
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

●
if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●
if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things, with regards to variable components:

●
with the exception of Covered Officers who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

●
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

●
a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

Our compensation policy, which became effective immediately prior to the closing of our IPO, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Co-Chief Executive Officers will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Co-Chief Executive Officers and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Co-Chief Executive Officers may alternatively be based entirely on a discretionary evaluation. Furthermore, our Co-Chief Executive Officers will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Co-Chief Executive Officers will be determined annually by our compensation committee and board of directors. A non-material portion of the Co-Chief Executive Officers’ annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Co-Chief Executive Officers’ overall performance by the compensation committee and the board of directors.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term.

      Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and RSUs, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our Co-Chief Executive Officers to approve an immaterial change to the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors as follows: (i) to the external directors, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, and (ii) to the non- employee directors, in accordance with the amounts determined in our compensation policy.

Our compensation policy is included as an exhibit to this annual report.

Nominating Committee

Our nominating committee consists of Gili Iohan, Ronen Faier and Aviad Eyal, with Ms. Iohan serving as chair. Our board of directors has adopted a nominating committee charter setting forth the responsibilities of the committee, which include overseeing and assisting our board in reviewing and recommending nominees for election as directors.

Environmental, Social and Governance Committee

Our environmental, social and governance committee consists of Roy Mann, Eran Zinman and Aviad Eyal, with Mr. Mann serving as chair. Our board of directors has adopted an environmental, social and governance committee charter setting forth the responsibilities of the committee, which include:

●
recommending to our board of directors the Company’s overall environmental, social and governance strategies, including, but not limited to environmental, health and safety, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying and other public policy matters relevant to the Company (collectively, “ESG Matters”);

●	overseeing the Company’s policies, practices and performance with respect to ESG Matters;

●	overseeing the Company’s reporting standards in relation to ESG Matters;

●
reporting to the board of directors of the Company about current and emerging topics relating to ESG Matters that may affect the business, operations, performance, or public image of the Company or are otherwise pertinent to the Company and its stakeholders and, if appropriate, detailing actions taken in relation to the same;

●	assessing the performance of the members of our board;

●
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business; and

●	advising the board of directors of the Company on shareholder proposals and other significant stakeholder concerns relating to ESG Matters.

D. Employees

As of December 31, 2021 we had 1,064 employees, representing a 51% growth since December 31, 2020. With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

For additional discussion on the strength of our culture and our investment in human capital, see “Item 4.B. Business Overview—Environmental, Social and Governance.”

E. Share Ownership

For information regarding the share ownership of our directors and senior management, please refer to Item 6.B. “Compensation” and Item 7.A. “Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2021, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•	each of our directors and executive officers individually; and
•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2021, and RSUs that shall vest within 60 days of  December 31, 2021, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 44,924,038 ordinary shares outstanding as of December 31, 2021.

As of December 31, 2021, we had 35 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 36,591,938 of our outstanding ordinary shares, or approximately 81% of our outstanding ordinary shares as of December 31, 2021. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See Item 10.B. “Memorandum and Articles of Association.” None of our principal shareholders or our directors and senior management have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is monday.com Ltd., 6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2021 is included under Item 7.B. “Related Party Transactions.”

	Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
Insight Partners(1)	13,907,278	31.0
Sonnipe Limited(2)	4,511,068	10.0
Stripes (3)	2,587,943	5.8
T. Rowe Price Associates Inc. (4)	2,622,976	5.8

Directors and Executive Officers
Roy Mann	5,867,191	13.1
Eran Zinman(5)	2,267,317	4.8
Eliran Glazer(6)	19,182	*
Daniel Lereya(7)	64,658	*
Yoni Osherov(8)	55,392	*
Shiran Nawi(9)	33,313	*
Avishai Abrahami(10)	1,473,202	3.3
Aviad Eyal(11)	368,748	*
Jeff Horing(12)	340	*
Ronen Faier(13)	227	*
Gili Iohan(14)	227	*
All executive officers and directors as a group (11 persons)	10,149,797	22.3%

*          Indicates ownership of less than 1%.

(1)
Based on the Schedule 13G filed by Insight Venture Partners IX, L.P. with the SEC on February 11, 2022, includes: (i) 5,949,910 ordinary shares held of record by Insight Venture Partners IX, L.P. (“Insight IX LP”), (ii) 118,897 ordinary shares held of record by Insight Venture Partners IX (Co-Investors), L.P. (“Insight Co-Investors”), (iii) 2,956,526 ordinary shares held of record by Insight Venture Partners (Cayman) IX, L.P. (“Insight Cayman”), (iv) 630,319 ordinary shares held of record by Insight Venture Partners (Delaware) IX, L.P. (“Insight Delaware”), (v) 407,799 ordinary shares held of record by Grace Software Cross Fund Holdings, L.P. (“Grace”) and (vi) 3,843,827 ordinary shares held of record by IG Aggregator, L.P. (“IGA”). Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Venture Associates IX, Ltd. (“IVA IX Ltd.”), Insight Venture Associates X, Ltd. (“IVA X Ltd.”) and Insight Associates XI, Ltd. (“IA XI Ltd.”). IVA IX Ltd. is the general partner of Insight Venture Associates IX, L.P. (“IVA IX LP”), which is the general partner of Insight IX, LP, Insight Cayman, Insight Delaware and Insight Co-Investors (collectively “Fund IX”). IVA X Ltd. is the general partner of Insight Venture Associates X, L.P. (“IVA X LP”), which is the general partner of IGA. IA XI Ltd. is the general partner of Insight Associates XI, L.P. (“IA XI LP”), which is the manager of Grace Software Holdings II GP, LLC (“Grace LLC”). Grace LLC is the general partner of Grace Software Cross Fund Holdings, L.P. (“Grace LP”). The address of Insight Venture Partners IX, L.P. is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

(2)
Pursuant to information provided to the us by Sonnipe Limited, represents 4,511,068 ordinary shares held by Sonnipe Limited. The address for this entity is Clinch's House, Lord St, Douglas, Isle of Man, IM99 1RZ.

(3)
Based on the Schedule 13G filed by Stripes Holdings LLC with the SEC on February 14, 2022, includes (i) 862,648 ordinary shares held of record by Stripes III Offshore AIV, LP (formerly SG Growth Partners III Offshore AIV, LP) (“Stripes III”) and (ii) 1,725,295 ordinary shares held of record by Stripes IV Offshore AIV, LP (formerly SG Growth Partners IV Offshore AIV, LP) (“Stripes IV”, and together with Stripes III, the “Stripes”). Stripes III is controlled by its general partner, Stripes GP III, LLC, which is controlled by its managing member, Stripes Holdings, LLC (“Stripes Holdings”). Stripes IV is controlled by its general partner, Stripes GP IV, LLC, which is controlled by its managing member, Stripes Holdings. The address of Stripes Holdings LLC is 402 West 13th St. New York, NY 10014.

(4)
Based on the Schedule 13G filed by T. Rowe Price Associates Inc. with the SEC on February 14, 2022, T. Rowe Price Associates Inc. may be deemed to have sole voting power with respect to 743,180 ordinary shares and sole dispositive power with respect to 2,622,976 ordinary shares. The address of T. Rowe Price Associates, Inc is 100 E. Pratt Street, Baltimore, MD 21202.

(5)	Consists of 2,267,317 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of December 31, 2021.

(6)	Consists of 19,182 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of December 31, 2021.

(7)	Consists of 64,658 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of December 31, 2021.

(8)	Consists of 55,392 ordinary shares subject to options held by Yoni Osherov that are exercisable within 60 days of December 31, 2021.

(9)	Consists of 33,313 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of December 31, 2021.

(10)
Consists of (i) 359,825 ordinary shares held of record by Avishai Abrahami,(ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of December 31, 2021, (iii) 227 RSUs held by Avishai Abrahami that vest within 60 days of December 31, 2021, and (iv) 1,013,650 ordinary shares held of record by Wix.com Ltd. Mr. Abrahami is the Chief Executive Officer and Co-Founder of Wix.com Ltd. and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Wix.com Ltd.

(11)	Consists of (i) 368,521 ordinary shares held of record by Aviad Eyal and (ii) 227 RSUs held by Aviad Eyal that vest within 60 days of December 31, 2021.

(12)	Consists of 340 RSUs held by Jeff Horing that vest within 60 days of December 31, 2021.

(13)	Consists of 227 RSUs held by Ronen Faier that vest within 60 days of December 31, 2021.

(14)	Consists of 227 RSUs held by Gili Iohan that vest within 60 days of December 31, 2021.

At the pricing of our initial public offering on June 9, 2021, T. Rowe Price Associates Inc. was not a greater than 5% holder of our ordinary shares. In addition, Sonnipe Limited, which previously beneficially owned approximately 12.4% of our ordinary shares, has reduced their percentage ownership of our ordinary shares to 10% as of December 31, 2021, Stripes, which previously beneficially owned approximately 7% of our ordinary shares, has reduced their percentage ownership of our ordinary shares to 5.8% as of December 31, 2021 and Insight Partners, which previously beneficially owned approximately 37.8% of our ordinary shares, has reduced their percentage ownership of our ordinary shares 31% as of December 31, 2021.

B.         Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

The following is a description of our material related party transactions since January 1, 2021.

Agreements with Directors and Officers

Employment and Related Agreements. We have entered into written employment agreements with each of our officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding confidentiality of information and ownership of inventions.

Equity Awards. Since our inception we have granted options to purchase, and RSUs underlying, our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.B. Compensation— Employment agreements with executive officers and directors-Equity Incentive Plans” and the equity-based compensation received by certain of our senior managers in “Item 6.B. Compensation—Compensation of Directors and Executive Management.” If the relationship between us and an officer, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for three months after such termination.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. See “Item 6.B. Compensation— Employment agreements with executive officers and directors— Exculpation, Insurance and Indemnification of Directors and Officers.”

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Starting at page F-1, we have appended, as part of this annual report, our consolidated financial statements.

Legal Proceedings

From time to time, we may be involved in legal or regulatory proceedings arising in the ordinary course of our business. We are currently not a party to any material litigation, and we are not aware of any pending or threatened material legal or administrative proceedings against us. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

B.         Significant Changes

No significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

A.         Offer and Listing Details

  Our ordinary shares are quoted on Nasdaq under the symbol “MNDY.”

B.         Plan of Distribution

  Not applicable.

C.         Markets

  See “—Offer and Listing Details” above.

D.         Selling Shareholders

  Not applicable.

E.         Dilution

  Not applicable.

F.         Expenses of the Issue

            Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.         Share Capital

Not applicable.

B.         Memorandum and Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1to this annual report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

Share Capital

Our authorized share capital consists of 99,999,999 ordinary shares, no par value per share, of which 44,924,038 ordinary shares are issued and outstanding as of December 31, 2021.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (1) any two or more of our directors, (2) one-quarter or more of the serving members of our board of directors or (3) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association;

•	appointment, terms of service or and termination of service of our auditors;

•	appointment of directors, including external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with Covered Officers or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under the law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

C.       Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in “Item 4. Information on the Company,” Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report.

For a description of our Revolving Credit Facility with Bank Leumi le Israel B.M please see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

D.       Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.        Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. The current corporate tax rate, as from 2018, is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to the prevailing corporate tax rate. Under Israeli tax law, a corporation will be considered as an “Israeli resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that as of December 31, 2021, 2020 and 2019, we qualified as an Industrial Company within the meaning of the Industry Encouragement Law, and we believe that we currently continue to qualify as such.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●
amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

          Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

the research and development must be for the promotion of the company; and

the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures related to scientific research and development that were not specifically approved by the relevant Israeli government ministry, and therefore do not qualify for this special deduction are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority (the “IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such approval will be granted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, and as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technological company satisfying certain conditions (including a group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We believe that as of December 31, 2021 in each of the three years then ended, we qualify as a Preferred Technological Enterprise, and continue to examine our qualification as well as the amount of Preferred Technological Income that we may have, and other benefits that we may receive under the 2017 Amendment. We have obtained a tax ruling from the Israel Tax Authority regarding our status as a Preferred Technological Enterprise, which is in effect for the years 2019-2023, subject to provisions. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and under the condition that there will be no change in the business activity and/or in the business model or a significant reduction in the scope of research and development. However, in the future, if these tax benefits are reduced, canceled or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2021).

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased following the listing of the shares of the company for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment maintained by the non-Israeli resident in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms specified by the Israel Tax Authority, provide documentation (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority confirming their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at any point in the preceding 12 month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred Enterprise, or a Preferred Technological Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or a partnership  should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of our ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Although we do not anticipate paying any dividends in the foreseeable future, as described in Item 8.A. “Consolidated Statements and Other Financial Information— “Dividend Policy,” above, if we do make any distributions, subject to the discussion below under “— Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect to treat  a distribution  as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted  from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ordinary shares are .. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ordinary shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held the ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in its ordinary shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our ordinary shares will be treated as United States source income, and a United States Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, you’re a United States Holder’s ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. United States Holders should consult their  tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances and their ability to apply the provisions of an applicable treaty.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ending December 31, 2021 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2021 or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year that a United States Holder holds our ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. In addition, a timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of our ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

F.        Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

I.         Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to a number of risks similar to those of other companies of similar size in our industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals and risks associated with changes in information technology. We have incurred net losses since our inception, have an accumulated deficit as of December 31, 2021, of $445.7 million and expect to incur future additional losses. Our long-term success is dependent upon our ability to successfully market our existing services and increase our revenues to ultimately achieve profitable operations.

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign Currency Risk

The U.S. dollar is our functional currency. The majority of our revenue was denominated in U.S. dollars for the years ended December 31, 2021, 2020 and 2019, however certain expenses comprising our cost of revenue and operating expenses were       denominated in NIS, mainly payroll and rent.

This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

            A decrease of 5% in the U.S. dollar to NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% during each of the years ended December 31, 2021, 2020 and 2019. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our Consolidated Statements of Operations, we have established a hedging program during the year ended December 31, 2021 as further described in Note 2 to our audited consolidated financial statements included in Item 18 of this annual report. Foreign currency contracts are generally utilized in this hedging program. Our foreign currency contracts are short-term in duration. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the Consolidated Balance Sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. During the years ended December 31, 2020 and 2019, we did not hedge our foreign currency exchange risk.

Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. However, failure of one or more of these financial institutions is possible and could result in incurred losses.

As of December 31, 2021, the notional amount of our outstanding foreign exchange contracts was $43.5 million, of which $36.0 million met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2021 (in thousands of dollars).

Maturity in 2022
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$36,013
Derivatives not designated as hedging instruments:
Foreign exchange contracts:
GBP	4,054
Euro	2,830
AUD	581
7,465
Total	$43,478

Interest Rate Risk

We believe that we have no significant exposure to interest rate risk, as we have no significant long-term loans. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, each of our Co-Chief Executive Officers and our Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

B.       Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.        Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.        Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ronen Faier is an audit committee financial expert as defined by SEC rules. All of our Audit Committee members, including Mr. Faier, satisfy the independence requirements set forth in Nasdaq corporate governance rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct applicable to our executive officers, directors and all other employees, which is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. A copy of the Code of Ethics and Conduct is made available to every employee of the Company and is also available on our website at https://ir.monday.com.

Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to either of our Co-Chief Executive Officers or our Chief Financial Officer or other persons performing similar functions and relates to any element of the code of ethics definition enumerated in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2021.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for the years ended December 31, 2021, and 2020:

	2021	2020
	(In thousands)
Audit fees (1)	$450	650
Audit related fees (2)	800	40
Tax Fees (3)	124	248
All other fees (4)	—	—
Total fees	$1,374	938

(1)
Audit fees consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)	Audit-related fees” consist of services in connection with our Initial Public Offering.
(3)
Tax fees” consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

(4)	All other fees” consist of all other fees in the years ended December 31, 2021 and 2020 related to services in connection with non-audit compliance and review work.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the Audit Committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2021 and 2020 were approved in accordance with our policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our equity securities by the Company or any affiliated purchaser during the year ended December 31, 2021.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose those Nasdaq rules with which we do not comply and the equivalent Israeli requirements that we follow instead.

We intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Instead of the 33 1/3% of the issued share capital quorum required under the corporate governance rules of Nasdaq, pursuant to our Amended and Restated Articles of Association and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting rights, provided, however, that with respect to any general meeting of shareholders that was convened pursuant to a resolution adopted by the board of directors and which at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting rights (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-32 of this annual report.

ITEM 19. EXHIBITS

The following are filed as exhibits hereto:
INDEX OF EXHIBITS

Exhibit No.	Description
1.1
Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))

2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A, as filed on May 25, 2021 (Registration No. 333-256182))
2.2	Description of Securities
4.1
Form of Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain holders of its ordinary shares (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))
4.3	2013 Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.4	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.5	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))
4.6	2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))

4.7
Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.6  to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))

4.8
Amended and Restated Loan and Security Agreement, dated as of December 30, 2020, between monday.com Ltd and Bank Leumi le Israel B.M. (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))

4.9
Ordinary Shares Purchase Agreement by and among the Registrant, Salesforce Ventures LLC and salesforce.com, Inc., dated as of June 1, 2021. (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))

4.10
Ordinary Shares Purchase Agreement by and between the Registrant and Zoom Video Communications, Inc., dated as of June 1, 2021(incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1/A, as filed on May 25, 2021 (Registration No. 333-256182))
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.3*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network
101. INS	Inline XBRL Instance Document. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

monday.com Ltd.

Date: March 16, 2022	By:	/s/ Eliran Glazer
Eliran Glazer
Chief Financial Officer

MONDAY.COM LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

MONDAY.COM LTD. AND SUBSIDARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of monday.com Ltd. and its subsidiaries (the "Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 16, 2022
We have served as the Company's auditor since 2012.

MONDAY.COM AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$886,812	$129,814
Short term deposits	-	10,000
Accounts receivable - net of allowance for doubtful accounts of $249, and $264 as of December 31, 2021 and 2020, respectively	8,509	3,911
Prepaid expenses and other current assets	18,172	3,898
Total current assets	913,493	147,623

Property and equipment, net	19,599	7,178
Other long-term assets	100	2,619
Total assets	$933,192	$157,420

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$23,612	$25,734
Accrued expenses and other current liabilities	70,135	22,967
Deferred revenue	134,438	70,719
Revolving credit facility	-	21,016
Total current liabilities	228,185	140,436

Other long-term liabilities	1,612	1,045
Total liabilities	229,797	141,481

COMMITMENTS AND CONTINGENCIES (NOTE 8)
CONVERTIBLE PREFERRED SHARES:
Preferred shares, no par value – Authorized: no shares as of December 31, 2021 and 27,056,939 shares as of December 31, 2020; Issued and outstanding: no shares as of December 31, 2021 and 26,440,239 as of December 31, 2020;	-	233,496

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares, no par value – Authorized: 99,999,999 and 52,943,061 shares as of December 31, 2021 and 2020, respectively; Issued and Outstanding: 44,924,038 and 12,354,471 as of December 31, 2021 and 2020 respectively	-	-
Founders shares, no par value: Authorized: 1 share as of December 31, 2021, and no shares as of December 31, 2020. Issued and outstanding: 1 share as of December 31, 2021 and no shares as of December 31, 2020.	-	-
Accumulated other comprehensive income	594	-
Additional paid-in capital	1,148,461	98,809
Accumulated deficit	(445,660)	(316,366)
Total shareholders’ equity (deficit)	703,395	(217,557)
Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	$933,192	$157,420

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019

Revenue	$308,150	$161,123	$78,089
Cost of revenue	39,013	22,488	11,978

Gross profit	269,137	138,635	66,111

OPERATING EXPENSES

Research and development	73,686	43,480	24,637
Sales and marketing	268,083	191,353	118,534
General and administrative	53,493	54,339	15,458

Total operating expenses	395,262	289,172	158,629

Operating loss	(126,125)	(150,537)	(92,518)

Financial income	875	1,537	2,359
Financial expenses	(1,713)	(1,011)	(769)

Loss before income taxes	(126,963)	(150,011)	(90,928)
Taxes on income	(2,331)	(2,192)	(683)

Net loss	$(129,294)	$(152,203)	$(91,611)

Net loss per share attributable to ordinary shareholders’, basic and diluted	$(4.53)	$(14.19)	$(9.22)

Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	30,332,006	12,048,909	11,348,428

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net loss	$129,294	$152,203	$91,611
Other comprehensive income:
Unrealized gains on derivative instruments	953	-	-
Realized gains on derivative instruments	(359)	-	-
		-
Net current-period other comprehensive income	594	-	-
Comprehensive loss	128,700	152,203	91,611

MONDAY.COM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred Shares		Number of Ordinary	Number of Founders’	Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Shareholders'
	Shares	Amount	Shares	Shares	Capital	Income (***)	Deficit	Equity (Deficit)

Balance as of January 1, 2019	22,805,727	$83,646	11,017,137	-	$11,500	$-	$(72,552)	$(61,052)
		-
Exercise of options	-	-	754,901	-	103	-	-	103
Share-based compensation	-	-	-	-	21,939	-	-	21,939
Issuance of Series E preferred shares, net (*)	3,634,512	149,850	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(91,611)	(91,611)
Balance as of December 31, 2019	26,440,239	$233,496	11,772,038	-	$33,542	-	$(164,163)	$(130,621)

Exercise of options	-	-	582,433	-	542	-	-	542
Share based compensation	-	-	-	-	64,725	-	-	64,725
Net loss	-	-	-	-	-	-	(152,203)	(152,203)
Balance as of December 31, 2020	26,440,239	$233,496	12,354,471	-	$98,809	-	$(316,366)	$(217,557)

Exercise of options	-	-	1,090,670	-	5,249	-	-	5,249
Issuance of ordinary shares upon the vesting and settlement of restricted stock units	-	-	917	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	594	-	594
Conversion of convertible preferred shares to ordinary shares in connection with Initial Public Offerring	(26,440,239)	(233,496)	26,440,239	-	233,496	-	-	233,496
Issuance of Ordinary and Founders’ shares in connection with concurrent initial public offering and private placement,net of underwriting discounts and issuance costs (**)	-	-	5,037,741	1	735,856	-	-	735,856
Share based compensation	-	-	-	-	75,051	-	-	75,051
Net loss	-	-	-	-	-	-	(129,294)	(129,294)
Balance as of December 31, 2021	-	-	44,924,038	1	$1,148,461	594	$(445,660)	$703,395

(*)   Net of issuance costs of $150.
(**) Net of underwriting discounts and issuance costs of $44,995.
(***) Composed of unrealized gains and losses related to cash flow hedge.

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(129,294)	$(152,203)	$(91,611)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	2,746	1,888	579
Capital loss from sale of property and equipment	76	-	-
Share-based compensation	73,529	64,345	21,839
Change in accrued interest on revolving credit facility	(16)	(14)	21

Changes in operating assets and liabilities:
Accounts receivable, net	(4,598)	(472)	(3,101)
Prepaid expenses and other assets	(13,335)	(1,828)	(1,313)
Accounts payable	(2,040)	6,773	8,886
Accrued expenses and other liabilities	25,568	14,598	5,555
Deferred revenue	63,719	29,738	22,495
Net cash provided by (used in) operating activities	16,355	(37,175)	(36,650)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(11,578)	(4,362)	(1,402)
Capitalized software development costs	(2,180)	(1,119)	(365)
Proceeds from sale of property and equipment	129	-	-
Changes in short-term deposits	10,000	(6,000)	15,000
Net cash provided by (used in) investing activities	(3,629)	(11,481)	13,233

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred shares	-	-	149,850
Proceeds from exercise of share options	5,249	542	103
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	735,856	-	-
Receipt of tax advance relating to exercises of share options, net	22,258	-	-
Receipt (repayment) of revolving credit facility, net of payments	(21,000)	8,000	8,500
Capital lease payments	(91)	(72)	(7)
Net cash provided by financing activities	742,272	8,470	158,446

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	754,998	(40,186)	135,029
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	131,814	172,000	36,971
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$886,812	$131,814	$172,000

SUPPLEMENTAL DISCLOSURE:
Cash paid for taxes	$3,298	$2,487	$250
Cash paid for interest	$421	$685	$522

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Additions to capital leases	$-	$-	$254
Non-cash purchases of property and equipment	$92	$232	$221
Unpaid deferred offering costs	$-	$174	$-
Share-based compensation included in capitalized software development costs	$1,522	$380	$100

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$886,812	$129,814	$171,601
Restricted cash – Included in prepaid expense and other current assets	-	-	20
Restricted cash – Included in other long-term assets	-	2,000	379
Total cash, cash equivalents, and restricted cash	$886,812	$131,814	$172,000

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	ORGANIZATION AND DESCRIPTION OF BUSINESS

monday.com Ltd (“monday.com” and together with its subsidiaries collectively, “the Company”) was incorporated under the laws of Israel and commenced operations in 2012. The Company operates a cloud-based visual Work Operating System (‘Work OS’) that consists of modular building blocks that can be easily used and assembled to create software applications and work management tools and serves as a connective layer to integrate with various digital tools across an organization. By using the Company’s Work OS platform, customers can simplify and accelerate their digital transformation, enhance organizational agility, become more productive and increase operational efficiency.

monday.com has five wholly owned subsidiaries: monday.com Inc. (the “U.S Subsidiary”) incorporated in the United States in 2016, monday.com UK incorporated under the laws of England in 2020, monday.com PTY, incorporated in Australia in 2020, monday.com LTDA. incorporated in Brazil in 2021 and monday.com K.K. incorporated in Japan in 2021. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), reflect the application of the significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

a.      Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Monday.com and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

b.      Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include share-based compensation to employees including the determination of the fair value of the Company’s ordinary shares prior to its IPO. The Company bases its estimates on historical experience and on assumptions that management considers to be reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

The worldwide spread of the coronavirus (“COVID-19”) pandemic has created and may continue to create a significant uncertainty in macroeconomic conditions, and global slowdown in the economy and which is likely to decrease demand for a broad variety of goods and services, while also disrupting sales channels and marketing activities for an unknown period of time until the disease is contained. The extent to which COVID-19 may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities. These estimates may change, as new events occur and additional information is obtained, which will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.      Foreign Currency Translation and Transactions

The Company's management has determined that the United States dollar is the currency in the primary economic environment in which Monday.com and its subsidiaries operates. Thus, the Company reports its consolidated results in United States dollars. Transactions and balances that are denominated in other currencies have been remeasured into United States dollars in accordance with principles set forth in ASC 830, Foreign currency matters. Monetary assets and liabilities denominated in the local currency are remeasured into United States dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are measured at historical rates. All exchange gains and losses from the remeasurement measured above are reflected at the consolidated statement of operations as financial expenses or income, as appropriate.

d.      Cash and Cash Equivalents

The Company classifies all highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents. Cash equivalents consist of bank deposits. Cash equivalents are carried at cost, which approximates their fair market value.

e.      Short-term deposits

Deposits with maturities of more than three months but less than one year are classified as short term deposits. Such deposits are presented at their cost.

f.       Accounts Receivable

Accounts receivable are recorded at the invoiced amount, are unsecured and do not bear interest. Accounts receivable are stated at their net realizable value, net of allowances. The allowance for doubtful accounts is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors including the payment terms of each account, its age, the collection history of each customer, and the customer’s financial condition. Doubtful accounts expense for the years ended December 31, 2021 and 2020 was $594 and $264 respectively. The Company wrote off bad debts in the amount of $609 during 2021. No bad debts were written off in 2020.

g.      Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets (see Note 2i). Expenditures for maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposition is reflected in the consolidated statement of operations in the period of disposition.

h.      Internal Use Software Development Costs

The Company capitalizes certain internal software development costs related to its cloud-based platform or to backoffice operating systems. The costs consist of personnel costs incurred during the application development stage. Capitalization begins when the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Capitalized software development costs are included in property and equipment (see Note 4( and are amortized over the estimated useful life of the software, on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expenses are included in cost of revenue in the consolidated statement of operations. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

i.       Amortization and Impairment of Long-Lived Assets:

Long-lived assets with definite lives consist of property and equipment. Long-lived assets are amortized over their estimated useful lives which are as follows:

Years

Computers, software and electronic equipment	3-5
Office furniture and equipment	10-14
Capitalized internal software development costs	3
Leasehold improvements	Shorter of the remaining term of the underlying lease, or estimated useful life of the asset

The Company reviews its long-lived assets for impairment whenever events or circumstances have occurred that indicate that the estimated useful lives of the long-lived assets may warrant revision or that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows of the assets or asset group are compared to the carrying value.  If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized based on the amount in which the carrying amount exceeds the fair value of the asset or asset group, based on discounted cash flows. There were no events or circumstances that required the Company's long-lived assets to be tested for impairment during any of the periods presented.

j.       Leases

The Company classifies leases in accordance with ASC 840 at their inception as either capital or operating leases. A lease that transfers substantially all the risks and rewards incidental to ownership of the leased asset to the Company is classified as a capital lease.

For capital leases, at the commencement of the lease term, the leased asset is measured at the lower of fair value or the present value of the minimum lease payments. The leased asset is depreciated over the shorter of its useful life and the lease term.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

For operating leases that contain renewals, or other lease incentives, the Company recognizes the rent expense on a straight-line basis over the term of the lease. Additionally, incentives received are treated as a reduction of costs over the term of the agreement. The Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability within accrued expenses and other current liabilities and other long-term liabilities in the consolidated balance sheet.

k.      Employee Related Obligations

According to the Israeli Severance Pay Law, 1963 ("Severance Pay Law"), employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof. The Company's liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law ("Section 14"). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Therefore, the Company does not recognize a liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet. Severance expenses for the years ended December 31, 2021, 2020 and 2019, amounted to $4,608, $2,721 and $1,349, respectively.

The Company's U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The expenses recorded by the U.S. subsidiary for employer’s contributions were $915, $529, and $165 for the years ended December 31, 2021, 2020 and 2019, respectively.

l.       Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with Accounting Standards Codification (ASC) Topic 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

m.     Revenue Recognition

The Company generates revenue from the sale of subscriptions to customers to access its cloud-based Work OS platform. The terms of the Company’s subscription agreements are primarily monthly or annual, and a large portion of the arrangements are paid in full up-front at the outset of the arrangement. Customers may not take possession over the software and instead are granted continuous access to the platform over the contractual period and therefore the arrangements are accounted for as service contracts.

The Company’s contracts generally include fixed number of users and fixed price per user. Revenue for these arrangements is recognized ratably over the contract term.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s subscription contracts are generally non-cancelable except for contracts with first-time customers whereby the contract terms provide rights to cancel the contract in the first 30 days for pro-rated refund for unutilized days. Historically, refunds have not been material and can be reasonably estimated, and therefore no provision for refunds was recorded to date.

The Company's revenue recognition accounting policy prior to January 1, 2020 (the adoption date of ASC Topic 606, Revenue from Contracts with Customers (herein: “the new revenue standard” or “ASC 606”):

The Company recognizes revenue in accordance with ASC Topic 605, Revenue recognition (“ASC 605”), when all of the following four basic criteria are met: (i) persuasive evidence of an arrangement exists; (ii) services have been rendered; (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured. In applying the foregoing criteria, the Company recognizes revenue ratably throughout the service period, beginning on the date the access to the Company’s platform is provided, as no implementation work is required, and subject to satisfying these criteria. The Company assesses collectability based on several factors, such as collection history and creditworthiness of the customer.

The Company's revenue recognition accounting policy from January 1, 2020, following the adoption of the new revenue standard:

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services. The Company determines revenue recognition through the following steps:

1.   Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance.

The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

2.   Identification of the performance obligations in the contract

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. The Company’s performance obligations generally consist of access to the cloud-based platform and related support services which is considered one performance obligation. The customers do not have the ability to take possession of the software, and through access to the platform the Company provides a series of distinct software-based services that are satisfied over the term of the subscription.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

3.   Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Payment terms are generally upfront at the time of the transaction, except for enterprise customers which are generally net 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. The Company’s policy is to exclude sales and other indirect taxes when measuring the transaction price.

4.   Allocation of the transaction price to the performance obligations in the contract

The Company’s contracts contain a single performance obligation. Therefore, the entire transaction price is allocated to the single performance obligation.

5.   Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized ratably over the term of the subscription agreement generally beginning on the date that the platform is made available to a customer.

The Company records contract liabilities when cash payments are received in advance of performance to deferred revenue or to customer advances in case of refund rights.

The Company recognized $70,719, and $40,981 of revenue during the year ended December 31, 2021 and 2020, respectively, from deferred revenue balances as of January 1, 2021 and 2020, respectively.

The Company elected to use the practical expedient and recognize the incremental costs of obtaining contracts as an expense since the amortization period of the assets that the Company otherwise would have recognized is one year or less. Similarly, the Company does not disclose the value of unsatisfied performance obligations since the original expected duration of the contracts is one year or less.

n.      Cost of Revenue

Cost of revenue primarily consists of costs related to providing subscription services to paying customers, including hosting costs, personnel-related expenses of customer support including share-based compensation, subcontractors costs, merchant and credit-cards processing fees, amortization of capitalized software development costs and allocated overhead costs.

o.      Research and Development Costs

Research and development costs are expensed as incurred unless these costs qualify for capitalization as internal-use software development costs. Research and development expenses consist primarily of personnel-related expenses, including share-based compensation and allocated overhead costs.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

p.      Sales and Marketing

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel including share-based compensation, online marketing expenses and other advertising costs, partners’ commissions and allocated overhead costs. Sales and marketing expenses are expensed as incurred. Advertising costs amounted to $143,472, $129,101 and $98,423, in the years ended December 31, 2021, 2020 and 2019,  respectively.

q.      General and Administrative

General and administrative expenses primarily consist of costs of the Company’s executive, finance, legal and other administrative personnel including share-based compensation, professional service fees, and allocated overhead costs.

r.       Accounting for Share-Based Compensation:

The Company accounts for share-based compensation under ASC Topic 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, non-employee consultants, and directors. The Company calculates the fair value of share options on the date of grant using the Black-Scholes option-pricing model, whereas the fair value of restricted share units is based on the closing market value of the underlying shares at the date of grant, and the expense is recognized over the requisite service period of each individual grant using the graded vesting attribution method. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model requires the Company to make several assumptions, including the value of the Company's ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of share options.

Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. The Company has not paid dividends and has no foreseeable plans to pay dividends. The assumptions used to determine the fair value of the share-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

Commencing June 10, 2021, the ordinary shares of the Company are publicly traded. Prior to the Initial Public Offerring (“IPO”), the fair value of ordinary shares underlying the options has historically been determined by management with the assistance of a third-party valuation firm and approved by the Company's board of directors.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Year ended December 31,
	2021	2020	2019

Risk-free interest rate	0.68%-1.15%	0.3%-0.58%	2.12%-2.75%
Expected dividend yield	0%	0%	0%
Expected term (in years)	5-8	5-8	5-8
Expected volatility	49%-50%	47%-48%	43%-45%

We also award restricted share units, or RSUs, to certain of our employees, officers and directors. These awards are settled in shares and are accounted for based on the fair market value of the shares at the time of grant.

s.       Income Taxes:

The Company accounts for income taxes in accordance with ASC Topic 740 (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2021 and 2020, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2021 and 2020, no liability for unrecognized tax benefits was recorded due to immateriality.

t.       Net Loss Per Share Attributable to Ordinary Shareholders

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury shares method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share since the effects of potentially dilutive shares of ordinary shares are anti-dilutive in all periods presented. The potentially dilutive options to purchase ordinary shares and RSUs that were excluded from the computation amounted to 6,302,344, 5,909,263, and 4,684,239, for the years ended December 31, 2021,  2020 and 2019, respectively, because including them would have been anti-dilutive. The Company’s Convertible preferred shares were also excluded from the computation and amounted to 26,440,239 shares for each of the years ended December 31, 2020 and 2019.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

Basic and diluted net loss per share was presented in conformity with the two-class method for participating securities prior to the Company’s IPO for the years ended December 31, 2020 and 2019. The Founder’s share is not a participating security and therefore excluded from the net loss per share. See Note 12c.

The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

u.     Concentration of Credit Risks

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short term deposits and accounts receivable.

For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions with high-quality credit ratings in the United States and Israel and has not experienced any losses in such accounts.

For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets. For each of the years ended December 31, 2021 and 2020, there were no individual customers that accounted for 10% or more of the Company’s revenues. The Company's accounts receivable are geographically diversified and derived primarily from sales in the United States and EMEA. To manage accounts receivable risk, the Company evaluates the credit worthiness of its customers and maintains allowances for potential credit losses.

The Company has not historically experienced any material credit losses related to individual customers or groups of customers in any specific area or industry.

v.      Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision makers are its two Co-Chief Executive Officers (“Co-CEO”), who review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 15.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

w.      Fair Value measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 –	Quoted prices in active markets for identical assets or liabilities.
Level 2 –
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of cash equivalents, accounts receivable, accounts payable, and accrued expenses, are stated at their carrying value, which approximates fair value due to the short maturities of these instruments.

x.      Derivative Financial Instruments

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging.” The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s primary objective for holding derivative instruments is to reduce its exposure to foreign currency rate changes. The Company reduces its exposure by entering into forward foreign exchange contracts and option contracts with respect to operating expenses that are forecasted to be incurred in currencies other than the U.S. dollar. A majority of the Company’s revenues and operating expenditures are transacted in U.S. dollars. However, certain operating expenditures are incurred in or exposed to other currencies, primarily the New Israeli Shekel (“NIS”). See Note 6.

The Company has established forecasted transaction currency risk management programs to protect against fluctuations in fair value and the volatility of future cash flows caused by changes in exchange rates. The Company’s currency risk management program includes foreign exchange contracts designated as cash flow hedges. These foreign exchange contracts generally mature within 12 months.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (cont.)

In addition, the Company enters into swaps, options and forward contracts to hedge a portion of its monetary items in the balance sheet, such as cash and cash equivalents balances, denominated in British Pound, Australian dollar and Euro for short-term periods. The purpose of these contracts is to protect the fair value of the monetary assets from foreign exchange rate fluctuations. Gains and losses from derivatives related to these contracts are not designated as hedging instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.

y.       Accounting Pronouncements Not Yet Effective:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which would require lessees to include all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their statements of operations in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (ASC 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance is effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application.  The standard provides a number of optional practical expedients in transition. The Company is electing the ‘package of practical expedients’, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

The Company expects the adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of ROU assets and lease liabilities of approximately $58,000 to $68,000 at January 1, 2022. The most significant impact from recognition of ROU assets and lease liabilities relates to its office space. However, the Company does not anticipate that the adoption of this standard will have a material impact on the operating expenses in its consolidated statements of operations since the expense recognition under this new standard will be similar to current practice.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2022. Early adoption is permitted. ASU 2019-12 is not expected to have a material impact on the Company’s consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2021	2020

Prepaid expenses	$12,733	$2,508
Government institutions	3,520	767
Derivative instruments	656	-
Other current assets	1,263	623

Total prepaid expenses and other current assets	$18,172	$3,898

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020

Computer, software, and electronic equipment	$8,095	$3,693
Office furniture and equipment	4,458	1,178
Leasehold improvements	6,700	2,995
Capitalized internal software development costs	5,666	1,964
Capital leases	254	254
Property and equipment, gross	25,173	10,084
Less accumulated depreciation and amortization	$(5,574)	$(2,906)

Property and equipment, net	19,599	7,178

Depreciation and amortization expense was $2,746, $1,888 and $579, for the years ended December 31, 2021, 2020 and 2019, respectively.

During the year ended December 31, 2021, the Company recorded a capital loss of $76 with respect to sell of assets attributed to leasehold improvements.

The Company capitalized costs related to the development of internal-use software of $3,702, $1,499 and $465, for the years ended December 31, 2021, 2020 and 2019, respectively. Amortization of capitalized software development costs was $547, $232 and $94 for the years ended December 31, 2021, 2020 and 2019, respectively. The net carrying value of capitalized internal-use software was $4,793, $1,638 and $371 as of December 31, 2021, 2020 and 2019, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2020

Accrued employee compensation and benefits	$51,953	$14,210
Accrued expenses	13,149	4,825
Capital lease – short-term	84	88
Advances from customers	2,134	1,556
Income and indirect taxes payable	2,815	2,288

Total	$70,135	$22,967

NOTE 6:-     DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

The fair values of derivative instruments and the line items to which they were recorded are summarized as follows:

	Balance sheet line item	December 31,
		2021	2020
Derivatives designated as hedging instruments:

Foreign exchange contracts	Prepaid expenses and other current assets	$705	$-
		705	-
Derivatives not designated as hedging instruments:

Foreign exchange contracts	Prepaid expenses and other current assets	(49)	-
		(49)	-

Total		$656	$-

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-      DERIVATIVES AND HEDGING (cont.)

The effect of derivative instruments on cash flow hedging, as well as the effect of instruments not designated as hedge  and the relationship between income and other comprehensive income for the years ended December 31, 2021 and December 31, 2020, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Realized Gain on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income(**)
	Year ended December 31		Year ended December 31		Year ended December 31
	2021	2020	2021	2020	2021	2020
Derivatives designated as hedging instruments:

Foreign exchange contracts	$953	$-	$(359)	$-	$-	$-
	953	-	(359)	-	-	-
Derivatives not designated as hedging instruments:

Foreign exchange contracts	-	-	-	-	(49)	-
	-	-	-	-	(49)	-

Total	$953	$-	$(359)	$-	$(49)	$-

(*) Classified in operating expenses in the Consolidated Statement of Operations.

(**) Includes derivatives not designated as accounting hedge. Classified in financial expense (income), net in the Consolidated Statement of Operations.

The notional amounts of the outstanding derivatives are summarized as follows:

	As of December 31,
	2021	2020
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$36,013	$-

Derivatives not designated as hedging instruments:
Foreign exchange contracts:
GBP	4,054	-
Euro	2,830	-
AUD	581	-
	7,465	-

Total	$43,478	$-

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-     REVOLVING CREDIT FACILITY

On December 30, 2020, the Company secured a revolving credit facility (“the facility") , with the following terms: The Company can borrow up to an aggregated principal amount of $80,000 against a certain Monthly Recurring Revenues (“MRR”) formula until December 2022. Amounts borrowed under the new facility accrue interest at the rate equal to one month Libor + 2.6% for amounts of up to $8,000, which will increase to one-month LIBOR plus 2.85% per annum on September 1, 2022, and one-month Libor + 2.85 % per annum for amounts above $8,000, with accrued interest payable monthly. The Company shall pay a fee of 0.2% per annum on unutilized amounts eligible for drawdown, calculated daily and payable on a quarterly basis. In conjunction with the facility, the Company paid upfront issuance fees of $180 in January 2021, which will be amortized over the two-year term of the agreement.

The credit facility was secured by a floating charge on substantially all the assets of the Company, excluding its intellectual property, a first degree fixed charge over the Company’s goodwill, and contains customary conditions to borrowing, events of defaults and covenants, including covenants that restrict the Company’s ability to incur indebtedness, grant liens, make distributions to holders of the Company or its subsidiaries’ equity interests, make investments, or engage in transactions with its affiliates.

Borrowings under the credit facility were available based on a certain ratio of the Company’s MRR (defined in the agreement as the monthly value of services, software licenses, rentals and subscription revenue on a consolidated basis excluding non-recurring sales of services or other transaction revenue not in the ordinary course of business, and churn) and subject to certain other financial covenants, including maintaining a minimum liquidity balance (defined as cash and cash equivalents plus short term deposits) of $30,000 as of December 31, 2021 and 2020, and certain minimal quarterly growth in MRR, all of which were met as of December 31, 2021 and 2020. In July 2021 the Company repaid all the outstanding balance under the credit facility.

The Company had total unutilized credit facilities available for borrowing of $80,000 and $59,000 as of December 31, 2021 and 2020, respectively. During the years ended December 31, 2021, 2020 and 2019, the Company recorded interest expenses in the amount of $316, $671 and $543, respectively in connection with the credit facility.

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.      Lease Commitments – Operating Leases:

The Company leases office space for its corporate headquarters in Israel under a non-cancelable operating lease expiring in 2031 with an early termination option. Additionally, the Company entered into certain cancelable monthly lease agreements for short term periods. Total rent expense under all operating leases was $4,326, $3,287, and $1,943, for the years ended December 31, 2021, 2020 and 2019, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (cont.)

The future minimum lease payments, under all non-cancelable lease agreements as of December 31, 2021, are as follows:

Years Ending December 31,	Amount

2022	$8,718
2023	10,531
2024	10,964
2025	11,217
2026	11,242
Thereafter	19,093
Total minimum lease payments	$71,765

b.      Capital Lease

On November 13, 2019, the Company entered into a capital lease agreement with a supplier, according to which, the Company leased software equipment in the total amount of $254 for the period from December 7, 2019 through December 7, 2022 in monthly installments. The Company has the option to purchase the software equipment at the end of the lease period for a payment of 1% of the initial price. The lease liability was $84 and $175 as of December 31, 2021 and 2020, respectively.

c.      Guarantees:

As of December 31, 2021 and 2020, the Company has provided a bank guarantee in the amount of $2,186 and $2,115, respectively, to secure its lease agreement.

d.      Indemnifications

The Company enters into standard indemnification provisions in the ordinary course of business, including certain customers, business partners, the Company’s officers, and directors. Pursuant to these provisions, the Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of the Company’s activities or non-compliance with certain representations and warranties made by the Company.

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of December 31, 2021 and 2020, related to indemnification agreements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (cont.)

The Company has entered into service-level agreements with some of its enterprise customers defining levels of uptime reliability and performance and permitting those customers to receive credits for prepaid amounts related to unused subscription services if the Company fails to meet the defined levels of uptime in a certain calendar month. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance. In addition, since the calculation is monthly for each calendar month there is no uncertainty at the end of the reporting period. Therefore, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

e.      Legal Contingencies:

The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

f.       Other Commitments:

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, as well as future payments associated with the Company’s new corporate offices in Israel and with certain software licenses and services. Future minimum payments under the Company's other commitments, including finance lease liability (see note 8b) as of December 31, 2021, are as follows:

Years Ending December 31,	Amount
2022	$16,611
2023	12,121
2024	6,224
Total contractual obligations	$34,956

NOTE 9:-	FINANCIAL INCOME (EXPENSES) , NET

	Year ended December 31,
	2021	2020	2019

Financial expenses:
Bank charges and other	$566	$340	$226
Interest on credit facility and amortization of debt issuance fees	405	671	543
Exchange rate expense, net	742	-	-
Total financial expenses	1,713	1,011	769

Financial income:
Exchange rate income, net	-	492	115
Interest income on deposits	875	1,045	2,244
Total financial income	875	1,537	2,359

Financial income (expenses), net	$(838)	$526	$1,590

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTIES

There were no material related party transactions in each of the years ended December 31, 2021, 2020 and 2019 other than the secondary transactions (refer to Note 12f).

NOTE 11:-	CONVERTIBLE PREFERRED SHARES

      Composition of Convertible Preferred Shares:

Convertible Preferred Shares are carried at the issuance price, net of issuance costs.

Immediately prior to the completion of the IPO in June 2021, all the Convertible Preferred Shares (“the Preferred Shares”) then outstanding were converted into 26,440,239 ordinary shares. As of December 31, 2020, the Preferred Shares  consisted of the following:

	Authorized	Issued and Outstanding	Issuance Price Per Share	Carrying Value, Net

Series A	5,000,000	4,383,300	$0.30	$1,280
Series B	4,619,000	4,619,000	1.08	4,970
Series B-1	1,563,400	1,563,400	0.70	1,100
Series B-2	1,938,100	1,938,100	0.77	1,496
Series C	6,641,900	6,641,900	3.76	24,925
Series D	3,660,027	3,660,027	13.66	49,875
Series E	3,634,512	3,634,512	41.27	149,850
Total	27,056,939	26,440,239		$233,496

Balance Sheet Classification of Convertible Preferred Shares—The convertible preferred shares are not mandatorily redeemable, nor redeemable at the option of the holder after a specified date, but a deemed liquidation event would constitute a redemption event outside of the ordinary shareholders’ control. Therefore, all convertible preferred shares have been presented outside of permanent equity in accordance with ASC 48-10-S99-3A, Distinguishing Liabilities from Equity. Further, the Company did not adjust the carrying value of the convertible preferred shares to their redemption value, since it is uncertain whether or when a redemption event will occur.

NOTE 12:-	SHAREHOLDERS’ EQUITY

a.	Cancelation of par value:

On December 28, 2020, the Company’s shareholders approved the amendment and restatement of the Company’s Articles of Association to cancel the par value of the Company’s authorized and issued share capital, such that following such cancelation all shares have no par value. All share capital and additional paid in capital amounts have been adjusted retroactively within these consolidated financial statements to reflect the cancelation of the par value.

b.	Initial Public Oferring and concurrent Private Placement:

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (cont.)

On June 10, 2021, the Company completed its initial public offering (“IPO”), in which the Company issued and sold 3,700,000 shares of its ordinary shares at an offering price of $155.00 per share, and additional 370,000 ordinary shares pursuant to the exercise in full of the underwriters’ option to purchase additional shares. The Company received net proceeds of $591,856 after deducting underwriting discounts and commissions of $34,697, and other issuance costs of $4,298. Immediately prior to the closing of the IPO, all convertible preferred shares then outstanding automatically converted into 26,440,239 ordinary shares.

Additionally immediately subsequent to the closing of the IPO, the Company entered into concurrent private placement with two investors to purchase 967,742 of its ordinary shares in consideration for gross proceeds of $150,000 at a price per ordinary share equal to the initial public offering price. Related underwriting discounts and commissions amounted to $6,000.

Prior to the IPO, deferred offering costs, which consist primarily of accounting, legal and other fees related to the Company’s IPO, were capitalized within other assets, noncurrent in the Consolidated Balance Sheets.
Upon the consummation of the IPO and concurrent Private Placement $44,995 of deferred offering costs were reclassified into shareholders’ equity as an offset against IPO proceeds. The Company capitalized $174 of deferred offering costs within other assets, noncurrent in the Consolidated Balance Sheet as of December 31, 2020.

c.	Founder’s share:

Upon the consummation of the IPO, the Company issued one of its Co-Founders and Co-CEO (“the Co-CEO”) one founder share. The founder share will provide the Co-CEO with certain veto rights over the approval of certain transactions such as merger, consolidation, acquisition, issuance of equity securities or debt securities convertible into equity securities or other similar transactions, that would result in any person becoming the owner of 25% or more of the ordinary shares immediately following the consummation of such transaction,, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of the Company’s assets to any person and (iii) change to the Company’s strategy, policies and/or business plan in connection with its Equal Impact Initiative. The founder share is not tradable and have no rights other than those described above, including no dividends rights or voting rights. The founder share will automatically convert to a deferred share with no rights, upon the earlier of (i) a transfer, pledge or other disposition of the founder share, (ii) the termination of the Co-CEO’s employment with the Company, (iii) the death of the Co-CEO, (iv) Upon the dilution of the shares and options held by him below a certain percentage.

d.	The number of authorized ordinary shares was 99,999,999 and 52,943,061 as of December 31, 2021 and 2020, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (cont.)

e.	Ordinary shares:

The holders of ordinary shares are entitled to one vote per share, to dividends as decided by the Board, and in the event of the Company's liquidation, to the surplus assets of the Company, subject to the rights of the Preferred shares. The Company has the following ordinary shares reserved for future issuance:

	As of December 31,
	2021	2020
Conversion of Preferred shares:
Series A	-	4,383,300
Series B	-	4,619,000
Series B-1	-	1,563,400
Series B-2	-	1,938,100
Series C	-	6,641,900
Series D	-	3,660,027
Series E	-	3,634,512
Ordinary shares	44,924,038	12,354,471
Outstanding share options and RSUs	6,302,344	5,909,263
Shares available for future grants under the 2017 and 2021 plans	5,281,960	1,332,909
Total	56,508,342	46,036,882

f.	Secondary transactions:

During 2020 and 2019, certain ordinary shareholders, including employees, and consultants (herein: “the Shareholders”) sold the Company's Ordinary shares in secondary market transactions to new and existing investors of the Company. The Shareholders sold an aggregate amount of 639,739 and 1,047,778 ordinary shares during 2020 and 2019 for an aggregate consideration of $37,718 and $40,000 at a price of $58.96 and $38.18 per share. The incremental value between the sale price and the fair value of the Ordinary shares at each date of sale resulted in aggregate share-based compensation cost of $10,487 and $13,145 and for the years ended December 31, 2020 and 2019, respectively, recorded in operating expenses. There were no secondary transactions in 2021.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (cont.)

g.	Share based compensation:

In 2021, the board of directors adopted the 2021 equity incentive plan for employees, officers, directors, and consultants (the "2021 Plan"). Following the IPO, the Company ceased granting awards under its old plans and all shares that remained available for issuance under these plans were transferred to the 2021 Plan.The 2021 Plan provides for the grant of options to purchase Ordinary Shares and RSUs. Each option granted under the 2021 Plan expires no later than ten years from the date of grant. The vesting period of the options and RSUs is generally four years. As of December 31, 2021, the number of Ordinary shares reserved and available for grant and issuance pursuant to the 2021 Plan were 5,281,960.

Share option activity for the year ended December 31, 2021 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual life	Aggregate Intrinsic Value

Outstanding — January 1, 2021	5,909,263	$4.79	7.5	$341,152
Granted	1,706,770	$39.02
Exercised	(1,090,670)	$4.83
Expired and forfeited	(320,758)	$22.8
Outstanding — December 31, 2021	6,204,605	$13.53	7.21	$1,831,568
Exercisable — December 31, 2021	3,832,645	$3.14	6.21	$1,171,168

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying common shares as December 31, 2021, 2020 and 2019. The intrinsic value of options exercised in the years ended 2021, 2020, and 2019 was approximately $321,891, $18,868 and $17,478, respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2020 and 2019 was $77.0, $38.3, and $17.9, respectively.

The following table summarizes the activity for the Company's RSUs for the year ended December 31, 2021:

	Number of Units	Weighted-Average Fair Value

Balance at January 1, 2021	-	$-
Granted	100,678	$277.7
Vested	(917)	$245.07
Canceled	(2,022)	$255.06
Balance at December 31, 2021	97,739	$278.46

As of December 31, 2021 there was $22,821 of total unrecognized compensation cost related to unvested restricted share units which is expected to be recognized over a weighted-average period of 1.98 years.As of December 31, 2020 there was no unrecognized compensation costs related to unvested restricted share units.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (cont.)

Share-based compensation expense, including secondary transactions related expenses, for the years ended December 31, 2021, 2020 and 2019, is as follows:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$7,681	$2,720	$970
Research and development	21,779	12,142	9,396
Sales and marketing	23,135	10,068	3,283
General and administrative *)	20,934	39,415	8,190
Share-based compensation, net of amounts capitalized	$73,529	$64,345	$21,839
Capitalized share-based compensation expense	1,522	380	100
Total share-based compensation	$75,051	$64,725	$21,939

*) Share-based compensation expenses in 2020 includes costs related to the fair value of fully vested options granted to the Company’s Co-CEO in December 2020 in the amount of $30,424.

As of December 31, 2021, 2020, and 2019, unamortized share-based compensation expense was $101,027, $31,018, and $10,058, respectively, which is expected to be recognized over weighted average periods of 1.97, 1.78, and 1.76, years, respectively.

NOTE 13:-	INCOME TAXES

a.	Loss before income taxes:

The following are the domestic and foreign components of the Company's loss before income taxes:

	Year ended December 31,
	2021	2020	2019

Domestic (Israel)	$(132,203)	$(152,335)	$(91,788)
Foreign	5,240	2,324	860

Total	$(126,963)	$(150,011)	$(90,928)

b.	Income taxes:

The following are the domestic and foreign components of the Company's income taxes:

	Year ended December 31,
	2021	2020	2019
Domestic (Israel)	$180	$243	$249
Foreign	2,151	1,949	434
Total	$2,331	$2,192	$683

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	INCOME TAXES (cont.)

c.	Tax rate reconciliation:

The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company's income taxes is as follows:

	Year ended December 31,
	2021		2020		2019
	Tax	Rate	Tax	Rate	Tax	Rate

Theoretical tax benefit	$(29,201)	23%	$(34,503)	23%	(20,914)	23%
Increase (decrease) in tax rate due to:
Change in valuation allowance	15,039	(12)%	14,622	(10)%	10,562	(12)%
Share-based compensation	10,184	(8)%	8,324	(5)%	2,742	(3)%
Tax benefit relating to exercise of disqualified ISO	(3,069)	2%	-	0%	-	-
Initial public offering costs	(5,399)	4%	-	0%	-	-
Preferred technological enterprise	14,460	(11)%	16,757	(11)%	10,097	(11)%
Currency differences	18	0%	(2,998)	2%	(1,796)	2%
Other	299	0%	(10)	0%	(8)	0%
Effective tax	$2,331	(2)%	$2,192	(1)%	683

d.	Deferred taxes:

The principal components of the Company's deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

	As of December 31,
	2021	2020
Net operating loss carry forwards	$35,122	$27,148
Research and development	5,580	3,296
Initial public offering costs	3,600	-
Other temporary differences	2,577	1,414
Carryforward tax credits	867	601
Gross deferred tax assets	47,746	32,459
Valuation allowance	(47,143)	(32,104)
Total deferred tax assets	603	355
Deferred tax liabilities:
Depreciation and amortization	(603)	(355)
Deferred tax liabilities	$(603)	$(355)
Net deferred taxes	$-	$-

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, a full valuation allowance has been provided. As of December 31, 2021, the Company has net operating loss carryforwards in Israel of $292,687 which may be carried forward indefinitely.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	INCOME TAXES (cont.)

As of December 31, 2021, and 2020, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company's foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

e.	Tax assessments:

As of December 31, 2021, the Company had open tax years for the periods between 2017 and 2021 in Israel and for the periods between 2018 and 2021 for the U.S. subsidiary.

f.	Basis of taxation:

Ordinary taxable income in Israel is subject to a corporate tax rate of 23% in 2021 and 2020. However, the effective tax rate payable by a company that derives may be considerably lower (as discussed below). Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Primarily, in 2020 and 2021, the Company's U.S. subsidiary is subject to tax rate of approximately 21%.

g.	The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2017 Amendment") was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the "Nexus Principles" based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. Any dividends distributed from income from the preferred technological enterprises will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign investors exceeds 90%).

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise,” status and concluded that the Company is eligible to the above-mentioned benefits. The Company is entitled to Preferred Technological Enterprise benefits starting 2019. The Company did not utilize any benefits associated with the Preferred Technological Enterprise in 2020 and 2021.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share:

	Year ended December 31,
	2021	2020	2019
Numerator:
Net loss	$129,294	$152,203	$91,611
Undistributed earnings attributable to preferred shareholders	8,203	18,713	13,058
Net loss attributable to ordinary shareholders, basic and diluted	$137,497	$170,916	$104,669

Denominator:
Weighted-average ordinary shares outstanding	30,332,006	12,048,909	11,348,428
Basic and diluted net loss per share	$(4.53)	$(14.19)	$(9.22)

NOTE 15:-	GEOGRAPHICAL INFORMATION

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2021	2020	2019

United States	$148,291	$77,933	$36,439
EMEA	97,292	49,747	24,809
Rest of the world	62,567	33,443	16,841
	$308,150	$161,123	$78,089

Property and equipment, net by geographical areas were as follows:

	As of December 31,
	2021	2020

Israel	$18,583	$6,361
United States	748	756
Rest of the world	268	61
	$19,599	$7,178

- - - - - - - - - - - - - - - - - - -