Form 20-F
period 2022-12-31
monday.com Ltd.
filed 2023-03-14
CIK 1845338

FY2022 annual report

Work OS
monday sales CRM
monday dev
monday work management

FY2022 20-F

Financial Highlights

$519M

Revenue

87%

Gross Margin

$27.1M

Net cash provided by operating activities

186K+

Total customers

86%

YoY increase in customers with $50K ARR**

>130%

Net dollar retention rate of customers with 10+ users**

$8.1M

Adj. free cash flow* represents 2% of revenue*

76%

Total ARR from customers with 10+ users***

Strong revenue growth

+68%

YoY Revenue Growth

Revenue in millions
$161
$308
$519
FY-20
FY-21
FY-22

* Non-GAAP measures. See “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

**  For definition of ARR and Net Dollar Retention see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics”.

*** As of year end.

 2

FY2022 20-F

Expanding Uparket

Enterprise customer growth
No. of customers
1,474
793
264
2020
2021
2022

% of ARR from $50k+ customers
27%
20%
11%
2020
2021
2022

 3

FY2022 20-F

4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the registrant had outstanding 47,737,868 ordinary shares, no par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐ No ☒

FY2022 20-F

monday.com Ltd.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Table of contents

Introduction	12

Special note regarding forward-looking statements	12

Part 1 - Who We Are	15

Our growth strategies	18
Our success by numbers	19
Industry trends	20
Our opportunity	22
Our platform	23
Our products	24
Our app marketplace	25
Key benefits to our customers	25
The components of our platform	26
Mobile application	28
Our technology and in-house tools	29
Our customers	30
Research and development	30
CRO Team	30
Our competition	32
Intellectual property	33
Legal proceedings	34
monday.com ESG	34
Our workforce	36
Diversity and inclusion	36
The monday.com Digital Lift Initiative	38
Emergency Response missions	43
Organizational Structure	44

Part 2 - Directors and Senior Management	45

Executive officers	46
Directors	47

Part 3 - Major Shareholders and Related Party Transactions	49

Major shareholders	49
Related Party Transactions	52

Table of content 8

FY2022 20-F

Part 4 - Operating and Financial Review and Prospects	54
A. Operating Results	58
B. Liquidity and Capital Resources	66
C. Research and development, patents and licenses, etc.	69
D. Trend information	69
E. Critical Accounting Estimates	69
F. Recently Issued Accounting Pronouncements	71
G. Quantitative and Qualitative Disclosures About Market Risk	71
Part 5 - Consolidated Statements and Additional Financial Information	73
Consolidated Financial Statements	73
Controls and procedures	73
Principal accountant fees and services	74
Legal Proceedings	75
Dividend Policy	75
Significant Changes	75
Taxation	75
Part 6 - Risk Factors	87
Part 7 - Additional Information	143
About Us	143
Compensation	145
Board practices	149
Employees	164
Borrowing powers	164
Code of ethics	165
Purchases of equity securities by the issuer and affiliated purchasers	165
Corporate governance	165
Exhibits	167

Table of content 9

FY2022 20-F

Cross Reference Table Form 20-F

1	Identity of Directors, Senior Management and Advisers	N/A
2	Offer Statistics and Expected Timetable	N/A
3	Key Information
3.B.	Capitalization and Indebtedness	N/A
3.C.	Reasons for the Offer and Use of Proceeds	N/A
3.D.	Risk Factors	87-142
4	Information on the Company
4.A.	History and Development of the Company	143
4.B.	Business Overview	15-43
4.C.	Organizational Structure	44
4.D.	Property, Plants and Equipment	35-36
4A	Unresolved Staff Comments	N/A
5	Operating and Financial Review and Prospects
5.A.	Operating Results	58-66
5.B.	Liquidity and Capital Resources	66-68
5.C.	Research and Development, Patents and Licenses etc.	69
5.D.	Trend Information	69
5.E.	Critical Accounting Estimates	69-71
6	Directors, Senior Management and Employees
6.A.	Directors and Senior Management	45-48
6.B.	Compensation	145-149
6.C.	Board Practices	149-164
6.D.	Employees	164
6.E.	Share Ownership	49-52
143-144
7	Major Shareholders and Related Party Transactions
7.A.	Major Shareholders	49-52
7.B.	Related Party Transactions	52-53
7.C.	Interest of Experts and Counsel	N/A
8	Financial Information
8.A.	Consolidated Statements and Other Financial Information	170-212
8.B.	Significant Changes	75

Cross Reference Table Form 20-F 10

FY2022 20–F

9	The Offer and Listing
9.A.	Offer and Listing Details	N/A
9.B.	Plan of Distribution	N/A
9.C.	Markets	N/A
9.D.	Selling Shareholders	N/A
9.E.	Dilution	N/A
9.F.	Expenses of the Issue	N/A
10	Additional Information
10.A.	Share Capital	143
10.B.	Memorandum and Articles of Association	143
10.C.	Material Contracts	164
10.D.	Exchange Controls	164
10.E.	Taxation	75-87
10.F.	Dividends and Paying Agents	N/A
10.G.	Statement by Experts	N/A
10.H.	Documents on Display	164
10.I.	Subsidiary Information	N/A
10.J.	Annual Report to Security Holders	N/A
11	Quantitative and Qualitative Disclosures About Market Risk	71-72
12	Description of Securities other than Equity Securities	N/A
13	Defaults, Dividends Arrearages and Delinquencies	N/A
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
15	Controls and Procedures	73-74
16A	Audit Committee Financial Expert	156-157
16B	Code of Ethics	165
16C	Principal Accountant Fees and Services	74
16D	Exemptions from the Listing Standards for Audit Committees	N/A
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	165
16F	Change in Registrant’s Certifying Accountant	N/A
16G	Corporate Governance	165-166
16H	Mine Safety Disclosure	N/A
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
17	Financial Statements	N/A
18	Financial Statements	170-212
19	Exhibits	167-169

Cross Reference Table Form 20-F 11

FY2022 20-F

Introduction

In this annual report, references to “we,” “us,” “our,” “our business,” “the Company,” “monday.com” and similar references refer to monday.com Ltd. and, where appropriate, its consolidated subsidiaries.

This annual report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Part 6 - Risk Factors” in this annual report.

Special note regarding forward-looking statements

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	our limited operating history, fluctuations in operating results, and the fact that we derive a majority of revenues from a single product;

•	our history of net losses and risks related to our ability to achieve or maintain profitability and manage our growth or business plan effectively;

•	foreign currency exchange rate fluctuations;

•	real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform;

Introduction 12

FY2022 20-F

•	our ability to attract customers, grow our retention rates and expand usage within organizations;

•	risks related to our subscription-based business model;

•	our ability to offer high-quality customer support and consistent sales strategies;

•	our ability to enhance our reputation, brand, and market awareness of our products;

•	risks related to international operations;

•	difficulties in integration of partnerships, acquisitions and alliances;

•	risks associated with environmental and social responsibility;

•	our ability to attract and retain highly skilled employees:

•	our ability to raise additional capital or generate cash flows necessary to grow our business;

•	our ability to generate new capabilities to compete in a market that is new and rapidly changing;

•	uncertain global economic conditions;

•	the ability of our Work OS to interoperate with a variety of software applications;

•	our dependence on third parties for web engine searches, the maintenance of our infrastructure, the hosting of our platform, and mobile application distribution;

•	risks related to security disruptions, unauthorized system access and evolving privacy laws and regulations;

•	the novelty of our Digital Lift Initiative;

•	changes in tax law and regulations;

•	our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others;

•	risks related to our use of open-source software;

•	risks related to our founder shares that provide certain veto rights

•	risks related to our status as a foreign private issuer located in Israel;

•	our expectation not to pay dividends for the foreseeable future;

•	risks related to legal and regulatory matters; and

•	other statements described in this annual report under “Part 1 - Who We Are,” “Part 4 - Operating and Financial Review and Prospects” and “Part 6 - Risk Factors.”

Introduction 13

FY2022 20-F

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

Introduction 14

FY2022 20-F

Part 1 - Who We Are

monday.com democratizes the power of software so organizations can easily build software applications and work management tools that fit their needs. We call our platform a “Work OS” (Work Operating System), and we believe we are pioneering a new category of software that will change the way people work and businesses operate.

Our cloud-based platform is a no-code and low-code framework that consists of modular building blocks that are simple enough for anyone to use, yet powerful enough to drive core business within any organization. Our platform also integrates with other systems and applications, creating a new connective layer for organizations that links departments and bridges information silos. On top of the Work OS platform, we have built a product suite to address the needs of specific industries and use cases — including monday work management, monday sales CRM, and monday dev. We also offer independent products that can be used without the Work OS, including Canvas, a digital whiteboard, and WorkForms, which allows users to create personalized forms or surveys and gain organizational insights.

By using our platform and products, our customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity. As of December 31, 2022, we served over 186,000 customers across over 200 industries in more than 200 countries and territories. The flexibility of the Work OS empowers our customers to run thousands of use cases — building business-critical software applications and work management tools, acting as a connective layer to form a unified workplace, and integrating applications across an organization.

Part 1 - Who We Are 15

FY2022 20-F

Teams & orgs of all sizes

Land & expand

Self-serve + flywheel

Sales model

200+ countries and territories

14 languages

Deutsch 한국어 中文 Español

Français Português русский

200+ business industries

Thousands of use cases

Work management tools

Software applications

Creating a unified workspace

Tech & non-tech industries

~70%

non-tech for its simplicity and ease of use

Company Milestones

Work OS products
Canvas
$519M
Workforms
App marketplace
Localization 13 Langs.
$308M
Dashboards
My works
Integrations
Workdocs
Automations
Sales & Partners group founded
$161M
Columns
Views
Board Templates
$78M
$32M
Mobile app
BigBrain BI system)
Product Launch
$11M
2014
2015
2016
2017
2018
2019
2020
2021
2022

Part 1 - Who We Are 16

FY2022 20-F

Rapid product innovation

From

2018

To

2022

Rapid product innovation 17

FY2022 20-F

Our growth strategies

We intend to drive the growth of our business by executing the following strategies:

Evolve the Work OS platform.

We have a strong history of technological innovation, as we regularly release new building blocks and make frequent updates to our platform. We intend to continue making significant investments in research and development and hiring top technical talent to enable new use cases, serve more verticals, and increase enterprise-grade features on our platform.

Grow and invest in our ecosystem strategy.

Our ability to innovate is amplified by our app marketplace, where external developers, channel partners, global system integrators, and customers are expanding our building blocks and creating new applications that fit a variety of use cases. Marketplace vendors can choose to monetize their apps through third-party payment systems directly from within the platform. We believe investing in our ecosystem will expand our addressable market, as we’ll be able to serve more customers in new verticals and in regulated industries with greater security requirements.

Provide more value to and increase the number of large accounts.

We are constantly adding tools and services to drive adoption and expansion to customers of all sizes while continuing to expand our focus on the needs of larger enterprise accounts — including a dedicated Product Alignment Team that builds with feedback from our enterprise-level customers. We will also continue to reach out to and expand our partner ecosystem, to deepen and broaden product adoption and scale.

Augment our vision with a versatile suite of Work OS-based and independent products.

We have built three products on top of our platform, which connects with our vision to provide a Work OS that works across organizations. We customize the user experience across the customer lifecycle, from initial discovery through marketing campaigns to onboarding with pre-designed workflows, templates, automations, and integrations. We prioritize the creation of new products by focusing on customer demand and go-to-market. Our products include: monday work management, for managing workflows, projects, and portfolios to fuel team collaboration and productivity at scale; monday sales CRM, for tracking and managing all aspects of the sales cycle; and monday dev, for building agile product and software development workflows. We also have two additional, independent products based on specific customer needs: WorkForms, which allows users to create personalized forms or surveys and gain organizational insights, and Canvas, a digital whiteboard for real-time, unstructured collaboration.

Part 1 - Who We Are 18

FY2022 20-F

Scale our go-to-market.

Continue to scale our self-serve funnel complimented by expanding sales-led motion. Our focus on seamless adoption of our platform starts with ensuring that customers can easily and independently get up and running on one of our products built on the Work OS. This is accomplished through a self-serve funnel where virtually any user can sign up and immediately gain value, regardless of their technical skills.

Drive growth by acquiring new customers. To drive new customer growth, we intend to continue investing in sales, marketing, and our partner ecosystem, with a focus on delivering complete products and tailored features for specific use cases, both top-down and bottom-up selling to engage both business users and decision-makers, paid and organic customer outreach, and more account-based marketing outreach efforts.

Drive increased adoption and expansion within our existing customer base. As our customers realize the benefits of our platform and products, they typically add more users and expand to other products and use cases within the Work OS, while expanding across different departments. As a result, our Net Dollar Retention Rate for customers with more than 10 users was over 130% for the three months ended December 31, 2022, over 135% for the three months ended December 31, 2021, and over 115% for the three months ended December 31, 2020. We plan to continue investing in ways to expand within our existing customer base. For the definition of Net Dollar Retention Rate, see “Part 4 - Operating and Financial Review and Prospects – Key Business Metrics”.

Expand our global footprint. We will continue investing in local advertising channels, partnerships, and localizing our platform to address existing and new regions. We believe there is an opportunity to increase our global presence even further over time.

Our success by numbers

We have experienced rapid growth since launching our product in 2014. Our revenue was $519.0 million, $308.2 million, and $161.1 million for the years ended December 31, 2022, 2021, and 2020, respectively, representing an increase of 68%, 91%, and 106%, respectively, over the prior year. Additionally, we had a net loss of $136.9 million, $129.3 million, and $152.2 million, for the years ended December 31, 2022, 2021, and 2020, respectively. We had net cash provided by operating activities of $27.1 million and $16.4 million in the years ended December 31, 2022 and 2021, respectively, and net cash used in operating activities of $37.2 million in the year ended December 31, 2020, with positive adjusted free cash flow of $8.1 million and $9.9 million for the years ended December 31, 2022 and 2021, respectively, and negative adjusted free cash flow of $40.7 million for the year ended December 31, 2020. Adjusted free cash flow is a non-GAAP financial measure. For additional information and a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measures, see “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

Part 1 - Who We Are 19

FY2022 20-F

Industry trends

We believe we are at the center of generational shifts in technology and the way people work that create significant opportunities for our business, including the following trends:

Organizations are digitizing their work

Organizations are digitizing the workflows previously run in physical environments and reengineering their existing digital processes to gain more speed and efficiency. Flexible and adaptable software will determine the success of these digital transformation efforts and how businesses will compete in the digital era. For the first time, International Data Corporation (“IDC”) forecasts global digital transformation spending to exceed $10 trillion over a five-year period between 2021-2025.

Software budgets are increasing globally

In partnership with Rep Data, a full-service data collection firm for primary researchers, our team recently released a new report surveying IT decision-makers to see how they are approaching their work, IT spend, and software.

The report found that despite the economic climate, a majority of surveyed teams across the U.S., A.U., and UK increased their software budgets in 2022. These teams also expect to continue growing those budgets in 2023 with a focus on software that enables more efficient and productive workplaces.

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

Part 1 - Who We Are 20

FY2022 20-F

Work is more distributed, cross-functional, and reliant on software

Organizations are increasingly adopting distributed models of work across geographies through a combination of on-site and remote locations. On one hand, average office use in early September 2022 reached up to 47.5% of what it was in early 2020 according to Kastle Systems, which tracks security swipes into buildings. On the other hand, only 5% of companies surveyed by Gartner Inc. in September 2022 expect employees to return to the office five days a week. As hybrid work becomes the norm, organizations need new ways to collaborate effectively across departments and locations. With increasingly inconsistent work settings, software is becoming critical to fostering a culture of inclusion, maintaining one source of truth for data, and driving business success.

Everyone needs to leverage the power of software to do their jobs

Historically, the full power of software was only accessible to a limited number of highly trained employees who could manipulate and customize it based on their organization’s preferences. The digital transformation of organizations and the increasing need for flexible solutions to address evolving and complex problems have made it necessary for a larger portion of the 1.25 billion global information workers (according to Forrester in 2018) to be able to create software tools to fit their needs. Further, a November 2021 study by Qualtrics found that employees who are satisfied with their IT services and technology experiences are 158% more engaged at work and are 61% more likely to stay at their workplaces.

Access and adoption of software can be frictionless

Software has historically been too complex, unapproachable, and expensive for end-users to access. More recently, software design has focused more on user experience and enabling frictionless adoption. Additionally, the internet has allowed users to download, experiment, and purchase software on their own, and the emergence of the software-as-a-service industry has also enabled users to more easily adopt software. Furthermore, our 2022 survey with Rep Data found that U.S., UK, and A.U. decision makers rank ease of use as the top priority in choosing new software tools. We believe these trends are important to democratizing the power of software for everyone and fostering a culture in which users enjoy using their software.

Software automation is poised to unlock human potential

Recent advancements in software automation have the ability to transform human potential and productivity. Automation eliminates manual, repetitive work and enables information workers to focus on deeper, more impactful work, eliminate manual mistakes, and increase productivity.

Part 1 - Who We Are 21

FY2022 20-F

Global teams are looking to consolidate their software tools

According to the 2022 Rep Data survey, more than half of U.S., UK, and A.U. IT decision-makers use over four software tools every single day for their work. However, 80% say there is room for improvement in their tools and processes, and nearly a third say they could remove three or more software tools from their current tech stack without impacting productivity.

Moreover, more than 85% of respondents expect consolidation of software to streamline their work.

When deciding to consolidate, over 60% rank benefits to their efficiency and workflows as the highest factors in deciding which platforms to keep — a prime opportunity for monday.com Work OS.

Our opportunity

Rise of the Work Operating System

Organizations have historically run their businesses completely dependent on pre-packaged software. They also relied on solutions internally developed by a fraction of their employee base who did not fully understand the way users think and want to work. As a result, organizations were forced to manage and run their businesses to fit the software they were provided, instead of in a way that fits their needs. These rigid frameworks limited their ability to work efficiently and agilely, grow their businesses, and have a complete perspective of their data.

Work OS is our vision for democratizing the power of software. monday.com Work OS allows users, teams, and organizations to create their own software applications and work management tools to suit their specific and ever-growing needs. With continued adoption, the Work OS becomes the unified workspace that acts as the connective layer across all of an organization’s applications and departments.

monday.com Work OS is broadly applicable for any organization or team across a growing number of use cases. According to estimates from IDC, our total addressable market was $56.1 billion in 2020 and will grow to $87.6 billion in 2024, representing a four-year CAGR of 12%. We calculate these figures by summing the sizes of the following markets, which correspond to the most common use cases on our platform: project and portfolio management ($4.0 billion), collaborative applications ($21.7 billion), sales force productivity and management ($11.5 billion), software change, configuration and process management ($4.6 billion) and marketing campaign management ($14.3 billion). Because our platform serves many different verticals, we believe we have the ability to grow our market opportunity rapidly and expect to add more verticals over time.

Part 1 - Who We Are 22

FY2022 20-F

Our platform

With monday.com Work OS, organizations can build software applications and work management tools to fit their needs. Our no-code and low-code platform consists of modular building blocks that are simple enough for anyone to assemble yet powerful enough to build solutions that drive the core business of any organization in any vertical. On top of the Work OS platform, we have built a suite of products, for the work management, sales CRM, and software development verticals, to address the needs of specific industries and use cases. Additionally, we have two independent products that can be used without the Work OS, to provide users with a digital whiteboard and forms for data collection.

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

Users build dashboards that pull data across many boards so stakeholders can get a complete high-level view of anything they may want. Users can access a variety of monday.com “stores” to further customize any kind of building block: for example, the column store allows customers to add new data types to any board, including location, formulas, numbers, text, and dates. The views store provides different types of interactive interfaces, including calendar, location, and timeline views. The dashboard widget store includes many widgets such as graphs, lists, and numbers for use in any dashboard layout customers want to create. With monday workdocs, users can collaborate on documents in real-time and embed monday.com dashboards, images, videos, and more. Users can organize their boards, dashboards, and workdocs using workspaces.

Part 1 - Who We Are 23

FY2022 20-F

Our products

Thanks to the flexibility of our infrastructure, we built new, end-to-end products on top of monday.com Work OS. Each product is tailored for a specific business need and empowers our customers to run the core of their work on monday.com. By the end of 2022, our products included:

monday work management

where customers build workflows that suit their needs using no-code building blocks to manage any kind of work — from marketing to portfolio management and everything in between.

monday sales CRM where customers connect, track, and manage every aspect of their sales cycle and operations exactly the way they need, from leads to customer projects.

monday dev where product development teams, including R&D, design, and product management, plan, build, and launch new products.

We have two additional products, with differentiated pricing, designed to complement our Work OS. Customers can use these products independently of monday.com Work OS:

monday Canvas a digital whiteboard for real-time, unstructured collaboration.	monday WorkForms which allows users to create personalized forms or surveys and gain organizational insights.

Our products serve as an entry point for specific industries and include tailored features to fit the needs of a specific industry’s use cases.

Part 1 - Who We Are 24

FY2022 20-F

Our app marketplace

We expanded the scope of our building blocks by extending our platform to external developers through a low-code framework and app marketplace. Our low-code framework and flexible application programming interface allows customers, partners, and external developers to easily create their own building blocks and apps, either for private or public use. Developers and app builders can also distribute their building blocks and solutions through our app marketplace. Marketplace vendors can choose to monetize their apps through third-party payment systems, or a payment processing system directly from within the platform.

Additionally, we have a growing community of partners across different channels and independent software vendors that are adding and expanding their businesses by leveraging our app marketplace. This includes Appfire, the world’s largest enterprise collaboration app provider.

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

Part 1 - Who We Are 25

FY2022 20-F

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

The components of our platform

The key components of the Work OS include:

Boards: capturing data and managing processes. Our boards are at the core of our platform, as they are the starting point upon which all functionality on our platform is built. Each board has the infrastructure of a schemaless database with an easy-to-use interface, which users can easily customize, populate, and build applications upon.

Items: customized to fit any use case. An item is a row within a board that can represent virtually anything a user chooses, including an entity, workstream, or campaign. Users populate items with actions, steps, leads, contacts, or other elements of a workstream.

Columns: represent data in a tailored way. Each item has a number of columns associated with it. Users add columns to identify owners of an item or workstream, track the status of an item, rate specific items, and add files related to the item, along with many more options. Users can also customize columns to fit virtually any use case.

Part 1 - Who We Are 26

FY2022 20-F

Views: visualize and tailor a board’s contents for any need. Users can view and work with their data with 27 board view options. Each view is built for a different set of workflow needs.

monday workdocs: collaborate on a powerful doc that empowers users to turn words into actions. monday workdocs enables users to work simultaneously on the same shareable documents. Users can tag each other and embed boards and dashboards to collaborate within the context of their workflows and processes. They can co-edit, comment, and drag and drop text in real-time without disrupting other users working on the doc.

Forms: capture data from others, including non-monday.com users. Users can create and collect data with intuitive, web-based, and easily shareable forms. Each submission generates a new item within the board, with all of the data supplied by the recipient automatically populated in the relevant columns.

Automations: save time and minimize human error by automating repetitive processes. Automations can be triggered when certain actions occur or thresholds are reached. They include automatically sending notifications, creating items, assigning ownerships and due dates, and moving items to other boards. Users can automate work using our predefined automation recipes or create their own.

Integrations: connect with external tools to share data and automate actions across tools. Integrations allow our users to connect with external tools to share data and automate actions across tools. Currently, our integration center includes over 70 integrations to other tools and growing, such as Gmail, Outlook, Jira, Salesforce, Google Drive, Dropbox, Stripe, Slack, GitHub, and Zendesk. Users can find additional integrations in our app marketplace or build their own using the monday.com API.

Part 1 - Who We Are 27

FY2022 20-F

Dashboards: a high-level view of everything happening across an organization. Users can create dashboards with summaries and reports from data across multiple boards to track progress across their monday.com account. These dashboards help visualize everything happening across their organization to enable data-driven decision-making.

Dashboard widgets: track all data on a single pane of glass. Users can select any dashboard widget according to the data they want to display to build a dashboard, with different visualizations of the data they want to track, all on one screen. Dashboard widgets allow users to immediately get the full picture of their organization, from the drill-down or high-level insights.

Workspaces: keep work organized as work scales. Users can organize and centralize boards and dashboards using workspaces, which are defined by any category the user chooses. In large organizations, for example, workspaces can represent an entire department or a team working on a cross-company project.

My Work: centralize all assigned items in a single place. My Work allows users to view and manage all the items that are assigned to them without needing to go into individual boards. Users can customize the data on their My Work to get an instant overview of everything they are working on.

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

Part 1 - Who We Are 28

FY2022 20-F

Our technology and in-house tools

Extensible technology platform

monday.com is a cloud-based, proprietary software-as-a-service platform that is built to be fully resilient and fault-tolerant while staying agile, flexible, and fast. To accomplish this, we utilize multiple data centers across multiple geographical regions of Amazon Web Services (“AWS”) and Google Cloud Platform.

monday DB

Our mission has always been to empower our customers to build anything on top of monday.com Work OS. Every day, our customers’ use cases are getting more and more complex and impressive, with increasing amounts of data. As they scale, our platform needs to scale with them. So to make sure that anything our customers build performs with speed and reliability, we are upgrading our core infrastructure through a flagship initiative called monday DB (monday database).

monday DB is changing the way the Work OS engine runs and stores data. It ensures our platform is schemaless, completely flexible, and built for infinite scale.

Our in-house business intelligence tool, BigBrain, supports our data-driven culture by providing every monday.com employee easy access to the Company’s core data that is required for their job. We believe this allows our employees to work efficiently and provides them the ability to do their jobs the best way possible.

BigBrain collects and processes data from over 580 million events per workday from multiple separate sources and aggregates it into one place that every employee can access. This enables our team to analyze and make informed decisions based on transparent data, in real-time. BigBrain includes various tools such as a landing page generator, an AB test tool, and media buying statistics tracking, all of which were built by our in-house team. BigBrain also aligns our team around key performance indicators (“KPIs”) and metrics. We proactively connect employees to the business status via an internal app we developed which is updated daily with high-level KPIs and strategically distributed data dashboards powered by BigBrain throughout our offices.

We believe BigBrain supports our core product by paving the way for quick-to-market, efficient and high-quality execution. It also aligns with our values of transparency and trust within the monday.com culture.

Part 1 - Who We Are 29

FY2022 20-F

Our customers

We have a large customer base that consists of more than 186,000 customers as of December 31, 2022, an increase of 23% from the more than 152,000 customers as of December 31, 2021. Our customers span thousands of use cases and across more than 200 different industries, ranging from teams of all sizes. Since inception, we have been focused on ensuring that any user can easily adopt our platform on their own regardless of his or her technical skills. Because of our easy-to-use interface, customers across industries use our platform, with more than 70% of our customers working in traditionally non-tech industries, such as real estate, banking, journalism, and construction, alongside customers from traditionally tech industries, such as IT management, software development, and e-commerce.

Research and development

Builders

Our research and development (“R&D”) group, together with our product group, which we also refer to as our “builders group,” consists of autonomous, multidisciplinary teams of engineers, analysts, designers, and product managers, each with high talent density and its own product mission.

These small and agile teams are empowered to make independent decisions, move quickly, and are able to execute at a faster pace, releasing over 10 deployments a day while meeting high-quality assurance standards. Our builders group works in a closed loop of customer feedback, testing, and data to remain connected to our users to keep our product aligned with their needs.

We invest substantial resources in R&D to improve and scale our product. The builders group is a lean and efficient organization within monday.com with a highly significant impact on our revenue. As of December 31, 2022, we had 313 employees in our builders group.

CIO Team

As our organization scales, we consolidated efforts to help our departments streamline business processes and work more efficiently. Under the Chief Information Officer, the CIO team will manage main information systems and data infrastructures, including BigBrain, data analysis, and business development.

CRO Team

Customers are and have always been at the core of our business. To better serve them, we have consolidated all our client-facing teams into one organization under a Chief Revenue Officer.

We employ a hybrid approach, combining an extensive self-serve funnel with direct sales from our partners and sales teams, then collaborating with customer success and customer experience teams.

This alignment ensures that from the moment a customer begins using monday.com and throughout their growth trajectory, their experience is seamless.

Part 1 - Who We Are 30

FY2022 20-F

Marketing

With our bottom-up marketing approach, we initially target customers on the team level. We cast a wide net of performance-based marketing, brand advertising, and organic marketing across several digital and offline channels.

Because of this wide reach, our marketing efforts bring a variety of leads, from small businesses to Fortune 500 companies. Upon discovering our platform, customers enroll in a 14-day free trial of our Pro plan, after which they are prompted to either continue with our Individual plan for small teams (limited to two users) or pay for one of our four paid subscription plans. As these customers convert and realize the benefits of our platform, they invite more teams from within their organizations to join. As a result, we also benefit greatly from viral, word-of-mouth marketing.

On the whole, our marketing efforts are crucial opportunities to build positive, trustworthy relationships with our customers. That is why across social media and all marketing channels, we are increasing our emphasis on clear, authentic communication — with our platform status update page, customer community, and more. In addition, our marketing teams are partnering with our product teams to make the signup and onboarding experience as smooth as possible. As we continue to expand upmarket, we developed a top-down lead generation strategy in addition to our bottom-up marketing efforts. This strategy focuses on targeting decision-makers within organizations and delivering qualified leads to our sales teams and partners. This strategy includes account-based marketing, marketing events, and lead sourcing.

Sales

In parallel with our self-serve funnel, our account executives focus on acquiring new customers. As part of our flywheel approach, our account managers are actively monitoring customers’ usage patterns and engaging with them to expand the Work OS usage within their organizations to help them achieve their goals. Our sales teams specialize by region and customer size.

The Work OS products provide us with an additional entry point into our sales flywheel. Because all products are built on top of the Work OS, customers can easily adopt additional products as they grow their accounts and use cases. As adoption of our products grows, we have been able to increase the footprint of monday.com across accounts.

Our partners

Our global partner ecosystem was built to extend our reach, add product value, and position monday.com and its partners as leaders in the market. Our broad ecosystem includes leading enterprise software companies and emerging startups, global systems integrators, and channel partners.

Part 1 - Who We Are 31

FY2022 20-F

Since establishing our partner program, we have recruited more than 190 channel partners, in 48 countries across the world. With a wide array of vertical and industry expertise, our partners do more than just sell our products, they also provide professional services and extend our products with partner-led solutions.

We have 18 new solutions that create verticals on the monday platform, such as accounting, construction, and real estate.

Professional services provided by partners enable bigger deals and demonstrate the power of our company. Our partners are uniquely situated to help potential customers implement our WorkOS. Customers can find a partner that fits their specific needs based on geographical location and desired verticals through our services marketplace.

We have partnered with some of the world’s leading tech companies such as Adobe and Microsoft, as well as with a broad set of independent software vendors, to deepen our products and strengthen our ability to serve as the connective layer across organizations.

We also hold strategic alliance agreements with global systems integrators such as KPMG and TCS, as well as regional partnerships with NTT and Hitachi. We formed these alliances to further our global reach and work together to help customers achieve digital transformation with deep, enterprise-grade solutions built on top of the Work OS.

Customer Success

Our customer success teams are experts regarding the monday.com platform and augment our sales teams by helping customers realize the benefits of the platform. By ensuring that our customers fulfill their business objectives, our customer success team helps increase usage of the platform and long-term loyalty. They also play a key role in the flywheel sales motion, supporting account expansion.

Customer Experience

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

Our competition

We are creating a new category of software, the Work OS, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets. Our competitors include the following:

•	companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge

Part 1 - Who We Are 32

FY2022 20-F

to achieve specific objectives. This includes companies such as Asana, Inc., SmartSheet Inc., Notion, Inc., Atlassian Corporation PLC (Trello), Citrix Systems Inc. (Wrike), ClickUp, Airtable, and Freshworks Inc.

•	companies that offer products across other use cases we serve, such as customer relationship management solutions, software development tools, and marketing campaign management. This includes companies such as SugarCRM, Pipedrive, Zoho, Inc., Atlassian Corporation PLC (Jira) and Procore Technologies.

In the future, we will likely face increased competition from a number of Work OS providers. Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

•	our ability to introduce new and improve on existing, features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	our ability to continue to increase social and technological acceptance of our Work OS;

•	continued growth in the digitization of the workplace;

•	our ability to maintain the value and reputation of monday.com as a solution; and

•	the scale, growth, and engagement of our community relative to those of our competitors.

Intellectual property

Our intellectual property is valuable and important to our business. To establish and protect our proprietary rights, including our proprietary technology, software, know-how, and brand, we rely upon a combination of patents, designs, copyright, trade secret, domain names and trademark rights, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. Although we take great efforts to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our platform, are more essential to establishing and maintaining our technology leadership position.

We have developed a patent program, and a strategy to identify and apply for patents for innovative aspects of our platform and technology. As of December 31, 2022, we had 41 U.S. patent-pending applications, 45 granted U.S. patents, three allowed U.S. patents, two EU patent-pending applications, and two Israeli patent-pending applications relating to certain aspects of our technology.

Part 1 - Who We Are 33

FY2022 20-F

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

monday.com ESG

The monday.com way

Our culture is why we win and is more than a catchphrase or a poster on a wall. It is what we do. It is how we act. Our culture is the ‘monday.com way.’

Transparency and trust. Radical transparency, data accessibility, and trust allow us to reduce complexity, ensure that we are all working towards the same goal, and increase accountability and ownership. Transparency is a tool that helps us harness our collective intelligence and eliminates politics and bureaucracy.

Customer-centricity. We have achieved leading benchmarks for customer service, answering tickets at faster-than-industry-average response times. We prioritize customer satisfaction over our potential short-term gains, and we believe that when our customers win, we win.

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

Speed and execution. Speed is the key to success in everything we do. We constantly push ourselves to learn fast, gain first-mover advantage and deliver quickly. As we continue to scale, our ability to execute and adapt quickly will continue to give us a competitive edge.

Inclusivity. Diversity, belonging, and inclusion are rooted in the core of our company. We celebrate individuality together as a team. We have embedded inclusivity not only within the company’s values but also within the platform, providing a user experience open to everyone.

Part 1 - Who We Are 34

FY2022 20-F

Privacy and security

We are committed to providing our customers with a highly secure and reliable environment and to giving them peace of mind while they manage their data on the Work OS and products. By using top-of-the-line security tools and aligning with the strictest security and data protection measures available on the market, we meet the needs of all verticals, including those with stringent requirements such as health care and banking. We earn the trust of our customers by making data security our top priority.

Our security efforts are guided and monitored by our Chief Information and Security Officer, our dedicated security team, and a “security forum” composed of representatives from the Infrastructure, R&D, Operations, and IT teams. Within the past year, we have nearly tripled the Security Team with the creation of five specialized security groups: application security, IT security, governance, risk, and compliance; field CISO, and data security.

We conduct annual red team assessments on our defensive posture that include internal penetration tests, infrastructure attacks, and assumed breach simulation. The red team assessments are performed by leading offensive and defensive third-party security consulting companies, which use high-end sophisticated attack techniques to provide unique visibility into our potential security risks and vulnerabilities.

Our security model and controls are based on international standards and industry best practices, such as ISO 27001, ISO 27018, and OWASP Top 10, and are subject to independent annual SOC2 Audits. Additionally, our security model and controls include HIPAA-compliant features.

We have a dedicated privacy team that builds and executes our privacy program, which includes working with our legal teams to conduct product and feature reviews, privacy and impact assessments, and support for data protection and privacy-related requests. We monitor guidance from industry and regulatory bodies and update our product features and contractual commitments accordingly.

Our facilities

Our current corporate headquarters are located in Tel Aviv, Israel where we lease approximately 160,000 square feet pursuant to an operating lease that is expected to expire in May 2031. We plan to expand our current headquarters by an additional 27,000 square feet by July 2023.

We also lease office space in New York City, Miami, Chicago, Denver, Sao Paulo, London, Warsaw, Sydney, Melbourne, and Tokyo. We further intend to expand our global facilities and lease additional office space as we recruit more employees and enter new geographic markets. We believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We are committed to ensuring that all new buildings, even though led by Third-party developers, follow sustainable principles.

Part 1 - Who We Are 35

FY2022 20-F

Our offices are designed to support our work culture. We promote ownership and transparency with a completely open workspace and glass-walled conference rooms. There are no private offices, without exception. All of our meeting rooms are optimized for both online and face-to-face meetings to facilitate seamless collaboration between employees globally. We also strategically place hundreds of dashboards throughout the office to encourage transparency and data-driven decision-making. In every element of our office design, we are mindful of our environmental impact. Wherever possible in our new offices, we are implementing smart energy and waste management systems.

Our workforce

As of December 31, 2022, we had 1,549 employees worldwide. Provided below is a breakdown of employees by region:

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

We have set goals to align our workforce, in any given office, with the demographics of the surrounding community to keep perspective and relevance. This allows us to have office-specific goals, which will be defined in our annual Environmental, Social, and Governance report. We will continuously work to maintain and improve the diversity of our workforce across all sites.

Part 1 - Who We Are 36

FY2022 20-F

Employee wellness

We work continuously around the globe to ensure our people’s physical and mental well-being. To promote physical health, we offer medical checkups throughout the year, physical fitness classes, a full gym, sports groups, nutritionist services, and alternative medicine services. We also prioritize our employees’ mental health by offering in-office and confidential therapy sessions, free subscriptions to a meditation service, meditation rooms, and a daily mindfulness group.

Learning and development Through our learning and development programs, we work to continuously improve the performance of our workforce and invest in the career development of each employee.

Management workshops

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

Talent development

We are committed to the personal and professional development of all our employees. We have several programs in place offering external learning resources tailored to each employee’s professional growth path. We offer multiple internal courses as well, including stock option education, employee knowledge sharing, and more. An annual budget is reserved for each business unit within the company to provide profession-specific education and training to their employees. We also have a comprehensive internal mobility program in place to empower employees to follow their interests and seek new career opportunities within monday.com.

Volunteer career coaching

In response to the economic downturn, our recruitment team ran over 50 free, one-on-one career coaching sessions for people in tech who had been laid off. They covered drafting resumes, building a LinkedIn profile, preparing for interviews, negotiating job offers, and more.

Rewards program

Our rewards program is designed to recruit and retain top talent worldwide. We offer market-competitive compensation and benefits packages in an equitable way. We assess these programs on an ongoing basis in order to maintain our competitiveness within the industry and ensure intrinsic value for all of our employees.

Part 1 - Who We Are 37

FY2022 20-F

The monday.com Digital Lift Initiative

On May 21, 2021, we established the Digital Lift Initiative to further our mission of closing the digital divide between the for-profit and nonprofit sectors. Our goal is for the Digital Lift Initiative to provide a robust digital transformation toolbox for nonprofit teams.

In order to aid us in carrying out aspects of our Digital Lift Initiative, we intend on establishing an Israeli ‘Public Benefit’ company (“Digital Lift Foundation”). The Digital Lift Foundation will be charged with helping us carry out our social responsibility mission.

The digital transformation toolbox for nonprofit teams consists of monday.com licenses and product support, digital infrastructure, education, services, technology grants, and volunteer support, including the following:

100% product match.

We offer up to $1 worth of free or substantially discounted monday.com subscriptions to nonprofit organizations, including product support, for every $1 of revenue we generate. In 2022, we worked with more than 20,000 nonprofits

10% equity pledge.

Following our pledge to contribute 10% of our equity to the Digital Lift Foundation, we reserved 2% prior to our initial public offering (“IPO”) and intend to donate the remaining 8% gradually with a cap of 1% per year

1% employee time.

We provide every employee with the opportunity to volunteer 1% of their paid work time to any approved charitable or community initiative. In 2022, our employees volunteered over 690 hours to support nonprofit organizations

Digital Lift activities:

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

Digital transformation grants. As we continue to learn about the nonprofit landscape and digital divide, we have dedicated a pilot fund of $100,000 to help nonprofits optimize their operations with various SaaS platforms by removing the cost barrier of licenses. As we assess the results of the pilot, we plan to dedicate additional funds and resources to this initiative. See “Part 6 - Risk Factors — Risks Related to our Digital Lift Initiative and the Digital Lift Foundation.”

Part 1 - Who We Are 38

FY2022 20-F

End of Year Report

Who we are

Digital Lift is a philanthropic initiative created by monday.com that works to help nonprofits become more efficient and effective in what they do, through the adoption of technology.

We work with over 20,000 nonprofits across 150 countries, providing a one-stop shop for all nonprofit tech needs.

For the end of this calendar year, we’ve put together a report not only to show what we’ve been up to in 2022, but also to officially and formally introduce ourselves to the world. Our goal with this report is to shine a light on the challenges that nonprofits face everyday, and present our solutions to overcoming these obstacles.

Our ultimate goal? To help nonprofits surpass theirs.

Greenland
Iceland
Finland
Sweden
Norway
Russia
Poland
Kazakhstan
China
Japan
South Korea
Iran
Libya
Saudi Arabia
Thailand
Mali
Niger
Chad
Sudan
DRC
Angola
Namibia
Botswana
Peru
Bolivia
Brazil
Chile
North Atlantic Ocean
North Pacific Ocean
South Atlantic Ocean
South Pacific Ocean
Indian Ocean
923
7873
22
54
76
43
75
51
62
26
1676
50
71
206
315
165
277
26
85
782
19
13
194
372
830
128
226
586
141
597
176
7
25
2491
28
90
217
6
45
34
18
601
231

So far Let’s take a look at our 2022 highlights
1,710	690+	20k	750+	$820k
New software accounts opened	Volunteer hours donated	Nonprofits we work with	Grants given	Total grants in money

Our vision: Nonprofits around the world will be able to harness the power of technology to do more good.

Part 1 - Who We Are 39

FY2022 20-F

Our mission

Our mission is to equip nonprofits with the technology and training they need to work faster, smarter, and more efficiently in order to reach (and surpass) their goals.

There are three challenges that stand in the way of a nonprofit adopting technology:

Awareness Nonprofits might not know how tech can help them, or which software can help them	Access Nonprofits don’t have the resources to buy the tools they need	Skills Nonprofits might not know how to fully implement software

Our “why”

The Sustainable Development Goals are a universal call to action to end poverty, protect the planet and improve the lives and prospects of everyone, everywhere. The 17 Goals were adopted by all UN Member States in 2015, as part of the 2030 Agenda for Sustainable Development which set out a 15-year plan to achieve the goals.

In 2015, the UN created a set of sustainable development goals (SDGs) with the mission of ending poverty, protecting the planet, and improving the lives and prospects of everyone, everywhere.

But according to the UN: “to achieve the Sustainable Development Goals, annual investment requirements across all sectors have been estimated at around $5-7 trillion.”

We need to both figure out how to get these resources, and how to do more with the resources we have, or in other words, to be efficient. Technology is a holistic way for organizations to become more efficient and effective.

So, how does technology make nonprofits more effective?

1	Automates operations	2	Enhances existing processes	3	Increases end beneficiary value

Having said this, many nonprofits face challenges on the path to digital transformation.

Part 1 - Who We Are 40

FY2022 20-F

Theory of change To make the digital transition more accessible, we believe that:
How we do it Software

There are thousands of potential software out  there; it’s tough to decide on the right one.

Our digital hub offers toolkits, or packages, customized to solve a specific nonprofit challenge, digitally.

•     Recommendations customized for nonprofits

•     Video-based guides

•     Each software offers discounted pricing for nonprofits

The toolkits are the most instrumental thing. It’s impossible to keep up with the ever changing software options. So the toolkits let me get the software and within an hour I am up and utilizing it. I actually have a great resource for all my members where I can keep track of all their needs.

Lisa Welsh,

International Microgreen Growers Association Florida (U.S.)

Part 1 - Who We Are 41

FY2022 20-F

Grants

We offer grants for eligible nonprofits that allow them to purchase software or help them with a digital transformation.

•     Software grant = up to $1,000

•     Giving Tuesday grant = up to $2,500

•     Digitalization grant = up to $100,000

We were able to purchase the GoodGrants software, which allowed us to facilitate, run, and organize our homeschool equity program with ease, and we were able to handle a much higher load of applications than in the previous year. We got to assist nearly 120 families total, all thanks to the grant we received to purchase one piece of software.

Nasiyah Isra-Ul,,

Canary Academy Online Inc. (U.S.)

Training & knowledge base

Need-to-knows, good-to-knows, and useful guides and tips to succeed in the digital world.

We’ve created training and educational resources for nonprofit teams, customized based on the resources available to them.

Live webinars Step-by-step software guides How-to and informative blog articles Nonprofit academy Volunteers & consultancy

Our ecosystem

To accomplish our mission, we need to operate within a healthy ecosystem. Our community is composed of nonprofits organizations, philanthropic foundations, and tech companies.

If we want nonprofits to succeed with technology, we need to equip them with the best tools and training. In order to make this happen, we partner with leading tech companies who contribute their products and expertise to the Digital Lift ecosystem.

We work with 20,000 nonprofit organizations globally that work towards all 17 SDGs to bring constant added value to our digital one-stop shop.

Part 1 - Who We Are 42

FY2022 20-F

Emergency Response missions:

Refugee efforts. Following the outbreak of the Russia-Ukraine conflict, monday. com team members built tech-driven refugee processes using our platform to aid smooth and safe war victim resettlement in Moldova and Poland. Our systems helped non-governmental organizations (“NGOs”) on the ground relocate refugees safely, allocate resources and donations efficiently, and work faster.

Natural disaster relief efforts. In the aftermath of natural disasters in Uganda, South Africa, India, Argentina, Brazil, Puerto Rico, Florida, the Philippines, and Mexico, our teams deployed to relief sites to support NGOs operating within those regions. Using monday.com Work OS, we built flood relief coordination processes, dashboards for NGOs to make faster, data-driven decisions, and humanitarian aid systems for those in need.

Part 1 - Who We Are 43

FY2022 20-F

Organizational structure

The legal name of our company is monday.com Ltd., and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries, all of which are 100% owned directly by monday.com Ltd.:

Name of subsidiary	Place of incorporation
monday.com Inc.	Delaware, United States
monday.com Pty Ltd.	Australia
monday.com UK 2020 Ltd.	United Kingdom
monday.com Ltda.	Brazil
monday.com K.K.	Japan
monday.com SP. Z O.O.	Poland
monday.com PTE. LTD.	Singapore

Part 1 - Who We Are 44

FY2022 20-F

Part 2 - Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers and Employee Directors:
Roy Mann (1)	44	Co-Founder, Co-Chief Executive Officer, Director
Eran Zinman (1)	39	Co-Founder, Co-Chief Executive Officer, Director
Eliran Glazer	51	Chief Financial Officer
Daniel Lereya	38	Vice President of Research & Development and Product
Yoni Osherov	45	Chief Revenue Officer
Shiran Nawi	39	General Counsel
Non-Employee Directors
Aviad Eyal (1)(2)	52	Director
Jeff Horing	59	Director
Avishai Abrahami	51	Director
Gili Iohan(2)(3)	47	External Director
Ronen Faier(2)(3)	52	External Director

(1)	Serves as a member of our environmental, social and governance committee.

(2)	Serves as a member of our audit committee, compensation committee, and nominating committee.

(3)	Serves as an external director under the Companies Law.

Part 2 - Directors and Senior Management 45

FY2022 20-F

Executive officers

Roy Mann is our Co-Founder and has served as our Co-Chief Executive Officer since June 1, 2012. Mr. Mann has also served as a member of our board of directors since February 2012. Mr. Mann previously served as a senior technology leader at Wix.com Ltd. (Nasdaq: WIX), from 2010 to 2012. Mr. Mann is also the Co-Founder of and led the technology vision and operation at SaveAnAlien.com, from 2006 to 2010. Mr. Mann holds a B.A. in Computer Science from the Interdisciplinary Center Herzliya, Israel.	Eran Zinman is our Co-Founder and has served as our Co-Chief Executive Officer since November 2020 after having served as our Chief Technology Officer between 2012 and 2020. Mr. Zinman has also served as a member of our board of directors since March 2018. Mr. Zinman previously served as the Research and Development Manager at the founding team of Conduit Mobile (now Como) at Conduit Ltd. from 2010 to 2012. Mr. Zinman is the Co-Founder of Othersay and served as its Chief Executive Officer from 2009 to 2010. Mr. Zinman holds a B.Sc. in Computer Science and Electrical Engineering from Tel Aviv University, Israel.

Eliran Glazer has served as our Chief Financial Officer since March 2021. Mr. Glazer previously served as the Chief Financial Officer of Lightricks Ltd. from December 2019 to February 2021 and the Chief Financial Officer of Nex Markets from April 2012 to November 2018, following the acquisition of Nex Markets by the CME Group, Mr. Glazer served as the Chief Financial Officer of Nex Markets, a CME Group Company from November 2018 to November 2019. Mr. Glazer holds a B.A. in Business and Accounting from The College of Management Academic Studies as well as an L.L.M. from Bar Ilan University and is a licensed certified public accountant

Daniel Lereya has served as our Vice President of Research and Development since October 2016 and as our acting Vice President of Product since December 2020. Mr. Lereya previously served in numerous positions, including as a software team leader at International Business Machines Corp. (NYSE: IBM) from November 2012 to October 2016. and as a software engineer at SAP SE from February 2011 to October 2012. Mr. Lereya holds a B.Sc. in Computer Science and Economics from Tel Aviv University, Israel.

Part 2 - Directors and Senior Management 46

FY2022 20-F

Yoni Osherov was promoted to our Chief Revenue Officer in November 2022 and had previously served as our Vice President of Global Sales and Marketing since August 2017. Mr. Osherov previously served as a member of the board of directors of Biz-Effective Ltd. (DBA as Centrical) from 2016 to 2017. Mr. Osherov has served in numerous positions at Verint Systems Ltd., including as the Vice President of Product Strategy from 2014 to 2017 and as the Vice President of Customer Analytics from 2013 to 2014. Mr. Osherov was the owner of Tavo.co.il, which was acquired by Zap Group Ltd. in 2012. Mr. Osherov holds a B.A. in Business Administration from the College of Management Academic Studies, Israel.

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

Directors

Aviad Eyal has served as a member of our board of directors since June 2014. Mr. Eyal is the Co-Founder of Entrée Capital and has served as its Managing Partner since 2009. Prior to that, Mr. Eyal co-founded and built a number of successful startups over a span of 18 years. Mr. Eyal currently serves on the board of directors of several privately held companies, including Broadlume Inc. since 2019; BlueWhite Robotics Ltd. since 2019 and Rivery Ltd. since 2021. He has also served on the board of directors of Prospa Group Ltd. (ASX:PGL) since 2012. Mr. Eyal holds a B.Sc. Engineering degree from the University of Natal, South Africa. Mr. Eyal was selected to the Forbes Europe Midas list of top 25 VCs for the past four years.

Jeff Horing has served as a member of our board of directors since May 20, 2017. Mr. Horing has been a Managing Director of Insight Partners, a private equity investment firm he co-founded, since 1995. Since September 2014, Mr. Horing has served on the board of directors of Alteryx, Inc. (NYSE: AYX.), a software company. Mr. Horing has served on the board of directors of nCino, Inc. (Nasdaq: NCNO), a financial technology company, since February 2015, of WalkMe Ltd. (NYSE:WKME) since December 2015, and of JFrog Ltd. (Nasdaq: FROG) since September 2018. In addition, Mr. Horing currently serves on the board of directors of several privately held companies. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management.

Part 2 - Directors and Senior Management 47

FY2022 20-F

Avishai Abrahami has served as a member of our board of directors since October 24, 2012. Mr. Abrahami is the Co-Founder of Wix.com Ltd. (Nasdaq: WIX) and has served as its Chief Executive Officer since September 2010, prior to which he served as its Co-Chief Executive Officer, and as a member of its board of directors since October 2006. From May 2016 to November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. (acquired by PepsiCo Inc.). From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998, he co-founded Sphera Corporation, a private company that develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until it was acquired in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Gili Iohan has served as a member of our board of directors as an external director under the Companies Law since June 9, 2021. Since 2018, Ms. Iohan has been a partner at ION Crossover Partners, an Israeli-based cross-over fund. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. (Nasdaq: VRNS), Fiverr International Ltd. (Nasdaq: FVRR), and SimilarWeb Ltd. (NYSE: SMWB), as well as Aqua Security Ltd. Ms. Iohan holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Ronen Faier has served as a member of our board of directors as an external director under the Companies Law since June 9, 2021. Mr. Faier has served as the Chief Financial Officer of SolarEdge Technologies Inc. (Nasdaq: SEDG) since January 2011. Previously, Mr. Faier served as the Chief Financial Officer of Modu Ltd. from 2008 through December 2010 and as the Chief Financial Officer of M-Systems Ltd., which was acquired by SanDisk Corp. (a Western Digital Corp. (Nasdaq: WDC) company). Mr. Faier has served on the board of directors of Kaltura Inc. (Nasdaq: KLTR) since July 2021. Mr. Faier holds a B.A. in accounting and economics from the Hebrew University in Jerusalem and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Part 2 - Directors and Senior Management 48

FY2022 20-F

Part 3 - Major Shareholders and Related Party Transactions

Major shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2022, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2022, and RSUs that shall vest within 60 days of December 31, 2022, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 47,737,868 ordinary shares outstanding as of December 31, 2022.

As of December 31, 2022, we had 28 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 32,926,985 of our outstanding ordinary shares, or approximately 69% of our outstanding ordinary shares as of December 31, 2022. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Part 7 - Additional Information - Memorandum and Articles of Association.” None of our principal shareholders or our directors and senior management have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is monday.com Ltd., 6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2020 is included under “Related Party Transactions.”

Part 3 - Major Shareholders and Related Party Transactions 49

FY2022 20-F

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
Insight Partners(1)	13,721,287	28.7
Sonnipe Limited(2)	4,246,368	8.9
Directors and Executive Officers
Roy Mann(3)	5,881,218	12.3
Eran Zinman(4)	2,281,344	4.8
Eliran Glazer(5)	53,841	*
Daniel Lereya(6)	80,165	*
Yoni Osherov(7)	71,965	*
Shiran Nawi(8)	46,769	*
Avishai Abrahami(9)	960,007	2.0
Aviad Eyal(10)	260,071	*
Jeff Horing(11)	1,022	*
Ronen Faier(12)	682	*
Gili Iohan(13)	682	*
All executive officers and directors as a group (11 persons)	9,637,766	20.2

* Indicates ownership of less than 1%.

(1)	Based on the Schedule 13G filed by Insight Venture Partners IX, L.P. with the SEC on February 14, 2023, includes: (i) 5,530,268 ordinary shares held of record by Insight Venture Partners IX, L.P. (“Insight IX LP”), (ii) 110,517 ordinary shares held of record by Insight Venture Partners IX (Co-Investors), L.P. (“Insight Co-Investors”), (iii) 2,748,012 ordinary shares held of record by Insight Venture Partners (Cayman) IX, L.P. (“Insight Cayman”), (iv) 585,860 ordinary shares held of record by Insight Venture Partners (Delaware) IX, L.P. (“Insight Delaware”), (v) 379,038 ordinary shares held of record by Grace Software Cross Fund Holdings, L.P. (“Grace”) and (vi) 4,367,592 ordinary shares held of record by IG Aggregator, L.P. (“IGA”). Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Venture Associates IX, Ltd. (“IVA IX Ltd.”), Insight Venture Associates X, Ltd. (“IVA X Ltd.”) and Insight Associates XI, Ltd. (“IA XI Ltd.”). IVA IX Ltd. is the general partner of Insight Venture Associates IX, L.P. (“IVA IX LP”), which is the general partner of Insight IX, LP, Insight Cayman, Insight Delaware and Insight Co-Investors (collectively “Fund IX”). IVA X Ltd. is the general partner of Insight Venture Associates X, L.P. (“IVA X LP”), which is the general partner of IGA. IA XI Ltd. is the general partner of Insight Associates XI, L.P. (“IA XI LP”), which is the manager of Grace Software Holdings II GP, LLC (“Grace LLC”). Grace LLC is the general partner of Grace Software Cross Fund Holdings, L.P. (“Grace LP”). The address of Insight Venture Partners IX, L.P. is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

Part 3 - Major Shareholders and Related Party Transactions 50

FY2022 20-F

(2)	Based on the Schedule 13G filed by Sonnipe Limited. with the SEC on January 30, 2023, includes: 4,246,368 Ordinary Shares held of record by Sonnipe Limited.

(3)	Consists of (i) 5,867,191 ordinary shares held of record by Roy Mann and (ii) 14,027 ordinary shares subject to options held by Roy Mann that are exercisable within 60 days of December 31, 2022.

(4)	Consists of (i) 2,267,317 ordinary shares held of record by Eran Zinman and (ii) 14,027 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of December 31, 2022.

(5)	Consists of (i) 885 ordinary shares held of record by Eliran Glazer, (ii) 52,661 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of December 31, 2022 and (iii) 295 RSUs held by Eliran Glazer that vest within 60 days of December 31, 2022.

(6)	Consists of (i) 885 ordinary shares held of record by Daniel Lereya, (ii) 78,985 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of December 31, 2022 and (iii) 295 RSUs held by Daniel Lereya that vest within 60 days of December 31, 2022.

(7)	Consists of (i) 885 ordinary shares held of record by Yoni Osherov, (ii) 70,785 ordinary shares subject to options held by Yoni Osherov that are exercisable within 60 days of December 31, 2022 and (iii) 295 RSUs held by Yoni Osherov that vest within 60 days of December 31, 2022.

(8)	Consists of (i) 590 ordinary shares held of record by Shiran Nawi, (ii) 45,982 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of December 31, 2022. and (iii) 197 RSUs held by Shiran Nawi that vest within 60 days of December 31, 2022.

(9)	Consists of (i) 360,393 ordinary shares held of record by Avishai Abrahami, (ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of December 31, 2022, (iii) 114 RSUs held by Avishai Abrahami that vest within 60 days of December 31, 2022 and (iv) 500,000 ordinary shares held of record by Wix.com Ltd. Mr. Abrahami is the Chief Executive Officer and Co-Founder of Wix.com Ltd. and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Wix.com Ltd.

(10)	Consists of (i) 259,957 ordinary shares held of record by Aviad Eyal and (ii) 114 RSUs held by Aviad Eyal that vest within 60 days of December 31, 2022.

(11)	Consists of (i) 852 ordinary shares held of record by Jeff Horing and (ii) 170 RSUs held by Jeff Horing that vest within 60 days of December 31, 2022

(12)	Consists of (i) 568 ordinary shares held of record by Ronen Faier and (ii) 114 RSUs held by Ronen Faier that vest within 60 days of December 31, 2022.

(13)	Consists of (i) 568 ordinary shares held of record by Gili Iohan and (ii) 114 RSUs held by Gili Iohan that vest within 60 days of December 31, 2022.

Part 3 - Major Shareholders and Related Party Transactions 51

FY2022 20-F

As of December 31, 2022, T. Rowe Price Associates Inc. and Stripes, each of which previously beneficially owned approximately 5.8% of our ordinary shares, no longer hold more than 5% of our ordinary shares. Additionally, Insight Partners, which previously beneficially owned approximately 31.0% of our ordinary shares, has reduced their percentage ownership of our ordinary shares to 28.7% as of December 31, 2022 and Sonnipe Limited, which previously beneficially owned approximately 10% of our ordinary shares, has reduced their percentage ownership of our ordinary shares to 8.9% as of December 31, 2022.

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

The following is a description of our material related party transactions since January 1, 2020.

Agreements with Directors and Officers

Employment and Related Agreements

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

Equity Awards

Since our inception we have granted options to purchase, and RSUs underlying, our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Part 7 - Additional Information - Compensation— Employment agreements with executive officers and directors” and the equity-based compensation received by certain of our senior managers in “Part 7 - Additional Information - Compensation — Compensation of Directors and Executive Officers.” If the relationship between us and an officer, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for three months after such termination.

Part 3 - Major Shareholders and Related Party Transactions 52

FY2022 20-F

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. See “Part 7 - Additional Information- Compensation— Employment agreements with executive officers and directors— Exculpation, Indemnification, and Insurance.”

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as of June 21, 2019, as amended on April 27, 2021 and June 10, 2021 (“Investors’ Rights Agreement”). The Investors’ Rights Agreement will provide, among other things, that certain holders of our ordinary shares, including Roy Mann, Sonnipe Limited, and Insight Partners, each of which holds more than 5% of our outstanding ordinary shares have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see Exhibit 2.2 “Description of Securities — Registration Rights.”

Part 3 - Major Shareholders and Related Party Transactions 53

FY2022 20-F

Part 4 - Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this annual report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Part 6 - Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

monday.com FY-22 overview in numbers

* Non-GAAP measures. See “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

** For definition of ARR and Net Dollar Retention see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics”.

Part 4 - Operating and Financial Review and Prospects 54

FY2022 20-F

Hyper-growth at scale

We have experienced rapid growth since we launched our product in 2014.

•	Revenue: We saw a revenue of $519.0 million, $308.2 million, and $161.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

•	Year over Year Revenue Growth: An increase of 68%, 91%, and 106% in the years ended December 31, 2022, 2021 and 2020, respectively.

•	Net Loss: We had a net loss of $136.9 million, $129.3 million, and $152.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

•	Net Cash Provided by Operating Activities: We had net cash provided by operating activities of $27.1 million and $16.4 million in the years ended December 31, 2022 and 2021, respectively, and cash used in operating activities of $37.2 million in the year ended December 31, 2020.

•	Adjusted Free Cash Flow: We saw a positive adjusted free cash flow of $8.1 million and $9.9 million for the years ended December 31, 2022 and 2021, respectively, and negative adjusted free cash flow of $40.7 million for the year ended December 31, 2020.

Key Business Metrics

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below.

A Large and Diversified Customer Base

We are focused on continuing to grow the number of customers that use our platform. Our operating results and growth opportunities depend, in part, on our ability to attract new customers, and expand existing customers. We believe we have significant greenfield opportunities among addressable customers worldwide and we will continue to invest in our research and development to differentiate our platform from competitive products and services. We will also continue to invest in our sales and marketing to help us take advantage of this opportunity. To this extent, we are making significant investments in our sales and marketing efforts. We have more than tripled our sales, partners and customer success teams from 166 employees at the end of 2019 to 774 employees as of December 31, 2022.

As of December 31, 2022, we had over 186,000 paying customers, compared to over 152,000 as of December 31, 2021. We define “customer” to mean a unique web domain-based account that is on a paid subscription plan, which could include an organization, educational or government institution, or distinct business unit of an organization. With over 186,000 customers, we are not reliant on any specific customer, as no single customer accounts for more than 1% of our revenues, and our top 100 customers accounted for less than 10% of our revenues for the years ended December 31, 2022 and 2021.

We see a significant opportunity to continue to add customers as we further develop our sales and marketing efforts and scale our platform, as well as add new products.

Part 4 - Operating and Financial Review and Prospects 55

FY2022 20-F

Continuous increase in Customers with More than 10 Users

We distinguish customers with more than 10 users from our broader customer base. They are the core focus of our sales and marketing efforts, and the ARR (defined below) growth rate of our customers with more than 10 users, which include enterprise and non-enterprise customers, has outpaced the rest of the business in each of our previous fiscal years. As of December 31, 2022, 2021 and 2020, our customers with more than 10 users accounted for 76%, 72% and 63% of our ARR (“Annual Recurring Revenue”), respectively. “Annual Recurring Revenue” or “ARR” is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

We believe these measures illustrate the improvements we have made to our platform to increase the value we deliver to our customers over time. We expect the percentage of ARR attributable to customers with more than 10 users to continue to increase.

Rapid growth of Enterprise Customers

Our ability to successfully move upmarket is demonstrated by the consistent growth in the number of our enterprise customers. We grew the number of enterprise customers on our platform, which we define as customers with more than $50,000 in ARR by 86% during 2022, from 793 customers as of December 31, 2021 to 1,474 customers as of December 31, 2022, and by 200% during 2021, from 264 customers as of December 31, 2020. The ARR from such enterprise customers grew by 99% from 2021 to 2022 and by 239% from 2020 to 2021, outpacing our overall ARR growth as a company.

Part 4 - Operating and Financial Review and Prospects 56

FY2022 20-F

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

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter. Our Net Dollar Retention Rate may fluctuate due to a number of factors, including the level of penetration within our customer base, expansion of products and features and our ability to retain our customers.

Our Net Dollar Retention Rate for customers with more than 10 users was over 130% for the three months ended December 31, 2022, over 135% for the three months ended December 31, 2021, and over 115% for the three months ended December 31, 2020. We believe that the slight slowdown in Net Dollar Retention Rate is related to a slowdown in expansion of existing customers. We see a very healthy traffic of new customers, however, macro-economic factors are leading to slower expansion in some existing customers. Customers with more than 10 users are the core focus of our sales and marketing efforts; therefore, their Net Dollar Retention is a key metric we measure. Additionally, our Net Dollar Retention rate for all of our customers was over 120% for the three months ended December 31, 2022 and 2021, and 105%, for the three months ended December 31, 2020.

Part 4 - Operating and Financial Review and Prospects 57

FY2022 20-F

A. Operating Results

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

As we continue to focus our research and development efforts on enhancing our Work OS and building new products, we expect our research and development expenses to increase in absolute dollar amounts and remain at the same level as a percentage of revenue. We foresee that such investment in research and development will contribute to our long-term growth but will also negatively impact our short-term profitability.

For the years ended December 31, 2022, 2021 and 2020, our research and development expenses as a percentage of revenue were approximately 24%, 24% and 27%, respectively.

Part 4 - Operating and Financial Review and Prospects 58

FY2022 20-F

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation expenses for our employees, including share-based compensation, online and offline marketing and advertising expenses, channel partners’ commissions and allocated overhead costs.

Within our sales and marketing expenses, channel partners’ commissions include commissions granted to third parties that provide customer referrals to our platform. For each of the years ended December 31, 2022, 2021 and 2020, our channel partners’ commissions as a percentage of revenue were approximately 5%. For the years ended December 31, 2022, 2021 and 2020, our sales and marketing expenses as a percentage of revenue were approximately 76%, 87% and 119%, respectively.

We expect our sales and marketing expenses will increase in absolute dollar amounts, as we plan to expand our sales and marketing efforts globally, through personnel, online and offline marketing efforts and brand awareness. In the long-term, as our business scales through customer expansion and market awareness, we anticipate that sales and marketing expenses as a percentage of total revenue will continue to decline.

General and Administrative Expenses

General and administrative expenses consist of salaries and related expenses, share-based compensation, professional service fees and allocated overhead costs.

We expect our general and administrative expenses to increase in absolute dollars as we continue to grow and expand our operations and operate as a public company. In the long-term, we expect that general and administrative expenses as a percent of total revenue will remain at approximately the same level. For the years ended December 31, 2022, 2021 and 2020, our general and administrative expenses as a percentage of revenue were approximately 16%, 17% and 33%, respectively

Financial Income (Expense), net

Financial income (expense), net, consists primarily of interest generated by our cash deposits at commercial banks and money market funds and foreign exchange gains and losses, offset by bank charges and interest expenses and other fees related to the Revolving Credit Facility.

Part 4 - Operating and Financial Review and Prospects 59

FY2022 20-F

Income Tax Expenses

Income tax expenses consist primarily of income tax related to foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on deferred tax assets because we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Comparison of Period-to-Period Results of Operations

The following tables set forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the period presented.

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Revenue	$519,029	$308,150	$161,123
Cost of revenue (1)	66,528	39,013	22,488
Gross profit	452,501	269,137	138,635
Operating Expenses:
Research and development (1)	127,047	73,686	43,480
Sales and marketing (1)	392,068	268,083	191,353
General and administrative (1)	85,401	53,493	54,339
Total operating expenses	604,516	395,262	289,172
Operating loss	(152,015)	(126,125)	(150,537)
Financial income (expense), net	22,554	(838)	526
Loss before income taxes	(129,461)	(126,963)	(150,011)
Income tax expenses	(7,406)	(2,331)	(2,192)
Net loss	$(136,867)	$(129,294)	$(152,203)

(1)       Includes share-based compensation expense as follows:

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Cost of revenue	$10,406	$7,681	$2,720
Research and development	32,957	21,779	12,142
Sales and marketing	33,457	23,135	10,068
General and administrative	28,100	20,934	39,415
Total share-based compensation expense (2)	$104,920	$73,529	$64,345

(2)	Share-based compensation during the year ended December 31, 2020 included compensation expenses of $10.5 million related to secondary sales of ordinary shares by certain of our employees.

Part 4 - Operating and Financial Review and Prospects 60

FY2022 20-F

	Year ended December 31,
	2022	2021	2020
Revenue	100%	100%	100%
Cost of revenue	13	13	14
Gross profit	87	87	86
Operating Expenses:
Research and development	24	24	27
Sales and marketing	76	87	119
General and administrative	16	17	33
Total operating expenses	116	128	179
Operating loss	(29)	(41)	(93)
Financial income (expense), net	4	(0)	0
Loss before income taxes	(25)	(41)	(93)
Income tax expenses	(1)	(1)	(1)
Net loss	(26)%	(42)%	(94)%

Part 4 - Operating and Financial Review and Prospects 61

FY2022 20-F

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

	Year ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Revenues	$519,029	$308,150	$210,879	68%

Revenue was $519.0 million for the year ended December 31, 2022, an increase of $210.9 million, or 68%, compared to $308.2 million for the year ended December 31, 2021. This increase was driven primarily by addition of new customers and revenues generated from our existing customers expanding their use of our solutions, as reflected by our dollar-based net retention rate of over 120% as of December 31, 2022.

Cost of Revenue and Gross Profit

	Year ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Cost of revenue	$66,528	$39,013	$27,515	71%
Gross profit	87%	87%

Cost of revenue was $66.5 million for the year ended December 31, 2022, an increase of $27.5 million, or 71%, compared to $39.0 million for the year ended December 31, 2021. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $8.0 million in salaries and related expenses due to an increase in the number of employees, an increase of $2.7 million in share-based compensation expenses, an increase of $5.1 million in hosting expenses, an increase of $3.5 million in processing fees, an increase of $3.3 million in third party consulting costs and an increase in allocated overhead costs of $2.4 million as a result of increased overall costs to support our business growth and related infrastructure.

Operating Expenses
	Year ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Research and development	$127,047	$73,686	$53,361	72%
Sales and marketing	392,068	268,083	123,985	46%
General and administrative	85,401	53,493	31,908	60%
Total operating expenses	$604,516	$395,262	$209,254	53%

Part 4 - Operating and Financial Review and Prospects 62

FY2022 20-F

Research and Development Expenses

Research and development expenses were $127.0 million for the year ended December 31, 2022, an increase of $53.4 million, or 72%, compared to $73.7 million for the year ended December 31, 2021. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $27.3 million in salaries and related expenses and an increase of $11.2 million in share-based compensation expenses due to an increase in the number of employees, and an increase of $8.1 million in allocated overhead costs as a result of increased overall costs to support our business growth and related infrastructure, as well as an increase of $1.3 million in third party consulting costs and a $1.3 million increase in hosting costs.

Sales and Marketing Expenses

Sales and marketing expenses were $392.1 million for the year ended December 31, 2022, an increase of $124.0 million, or 46%, compared to $268.1 million for the year ended December 31, 2021. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $45.7 million in salaries and related expenses due to an increase in the number of employees, an increase of $38.0 million in marketing, advertising and brand costs, an increase of $10.3 million in share-based compensation expenses, an increase of $10.4 million in partners commission expenses and an increase of $12.4 million in allocated overhead costs to support our business growth and related infrastructure.

General and Administrative Expenses

General and administrative expenses were $85.4 million for the year ended December 31, 2022, an increase of $31.9 million, or 60%, compared to $53.5 million for the year ended December 31, 2021. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $12.0 million in salaries and related expenses, an increase of $13.6 million in rent and related expenses mainly due to our global office expansion, an increase of $7.5 million in share-based compensation expenses, an increase of $6.9 million in welfare, an increase of $4.2 million in third-party professional services costs, an increase of $2.2 million in depreciation, an increase of $2.1 million in software expenses and an increase of $6.3 million related to other operational expenses incurred in the ordinary course of our business, partially offset by a decrease of $22.9 million in overhead allocation.

Part 4 - Operating and Financial Review and Prospects 63

FY2022 20-F

Financial Income (Expense), Net
	Year ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Financial income (expense), net	$22,554	$(838)	$23,392	2,791%

Financial income (expense), net, was an income of $22.6 million for the year ended December 31, 2022, an increase of $23.4 million, compared to expense of $0.8 million for the year ended December 31, 2021. This increase in income was primarily driven by global macro-economic trends, such as an increase in interest on deposits and money market funds of $17.8 million, as well as increase in income related to currency exchange rate fluctuations of $5.4 million.

Income Tax Expenses
	Year ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Income Tax Expenses	$7,406	$2,331	$5,075	218%

Income tax expenses were $7.4 million for the year ended December 31, 2022, an increase of $5.1 million, or 218%, compared to $2.3 million for the year ended December 31, 2021. This increase is directly related to the growth and scale of our business and was primarily driven by an increase in the operations of our U.S., Australian, UK, and Japan subsidiaries, partially offset by a $1.4 million tax benefit received by the U.S. subsidiary in respect of option exercises by U.S. employees.

For a comparison of the years ended December 31, 2021 and 2020, please see our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 16, 2022.

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

Part 4 - Operating and Financial Review and Prospects 64

FY2022 20-F

The following table sets forth our non-GAAP operating loss and adjusted free cash flow for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Non-GAAP operating loss	$(47,095)	$(52,596)	$(86,192)
Adjusted free cash flow	$8,137	$9,900	$(40,692)

Non-GAAP Operating Loss

We define non-GAAP operating loss as GAAP operating loss, adjusted for certain non-cash items such as share-based compensation expenses. We exclude these items because these are non-cash expenses, which we do not consider indicative of performance. In addition, management uses non-GAAP operating loss to evaluate our financial performance and for planning and forecasting purposes. Non-GAAP operating loss should not be considered as an alternative to GAAP operating loss or net loss as an indicator of operating performance. The following table provides a reconciliation of non-GAAP operating loss to GAAP operating loss for the periods indicated:

	Year ended December 31,
	2022	2021	2020
		(in thousands)
Operating loss	$(152,015)	$(126,125)	$(150,537)
Share-based compensation expenses	104,920	73,529	64,345
Non-GAAP operating loss	$(47,095)	$(52,596)	$(86,192)

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

Part 4 - Operating and Financial Review and Prospects 65

FY2022 20-F

The following table provides a reconciliation of adjusted free cash flow to net cash provided by (used in) operating activities for the periods indicated:

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	$27,138	$16,355	$(37,175)
Purchase of property and equipment	(16,003)	(11,578)	(4,362)
Capitalized software development costs	$(2,998)	$(2,180)	$(1,119)
Purchase of property and equipment related to build-out of our new corporate headquarters	—	7,303	1,964
Adjusted free cash flow	$8,137	$9,900	$(40,692)

B.  Liquidity and Capital Resources

As of December 31, 2022, we had $885.9 million in cash and cash equivalents, of which $6.3 million is planned to be reserved and transferred to the Digital Lift Foundation. From the date we commenced operations until our IPO in June of 2021, we financed our operations primarily through private sales of equity securities, drawings on the Revolving Credit Facility and through sales of subscriptions. In June 2021, we received net proceeds from our IPO and concurrent private placement of $735.9 million. In the year ended December 31, 2022, we generated net cash provided by operating activities for the second consecutive year since our IPO.

Excluding capital raises, our principal sources of funds are from our deferred revenue, which is included in the liabilities section of our consolidated balance sheet. Deferred revenue consists of payments received in advance of revenue recognition, excluding amounts subject to right of return, and is recognized as revenue recognition criteria are met. We generally invoice our customers in advance of services being provided. The majority of our deferred revenue is expected to be recognized as revenue during the succeeding 12-month period, provided all other revenue recognition criteria have been met. As of December 31, 2022 and 2021, we had deferred revenue of $200.5 million and $136.1 million, respectively. We have generated losses from our operations as reflected in our accumulated deficit of $582.5 million and $445.7 million as of December 31, 2022 and 2021, respectively. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure, and increased general and administrative expenses to support being a publicly traded company.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months and for the foreseeable future.

Part 4 - Operating and Financial Review and Prospects 66

FY2022 20-F

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented:

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	$27,138	$16,355	$(37,175)
Net cash used in investing activities	(19,001)	(3,629)	(11,481)
Net cash provided by (used in) financing activities	$(9,055)	$742,272	$8,470

For a comparison of the years ended December 31, 2021 and 2020, please see our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 16, 2022.

Operating Activities

Cash provided by operating activities for the year ended December 31, 2022 of $27.1 million was primarily related to our net loss of $136.9 million, adjusted for non-cash charges of $113.5 million and net cash inflows of $50.5 million resulting from changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation and amortization of property and equipment. The main drivers of the changes in operating assets and liabilities were a $64.5 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $0.3 million increase in accrued expenses and other liabilities and a $6.5 million decrease in prepaid expenses and other assets. These amounts were partially offset by a $16.1 million decrease in accounts payable and a $4.7 million increase in accounts receivable, net, due to increases in sales, primarily driven by timing differences as well as an increase in costs attributed to being a public company.

Part 4 - Operating and Financial Review and Prospects 67

FY2022 20-F

Investing Activities

Cash used in investing activities during the year ended December 31, 2022 was $19.0 million, as a result of purchases of property and equipment and capitalized software development costs.

Financing Activities

Cash used in financing activities for the year ended December 31, 2022 was $9.1 million and was primarily as a result of the payment of $21.2 million of tax advances relating to exercises of share options and RSUs, net to employees, partially offset by $12.2 million of proceeds from the exercise of options and purchases by employees under the employee share purchase plan.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Part 4 - Operating and Financial Review and Prospects 68

FY2022 20-F

C.  Research and development, patents and licenses, etc.

Refer to “Part 1 - Who We Are” and “Part 4 - Operating and Financial Review and Prospects - Operating Results” for information on our research and development policies for the last three years.

D.  Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Critical Accounting Estimates

Our significant accounting estimates and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this annual report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting estimates that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Our revenues consist of revenue from the sale of subscriptions to customers to access our Work OS. Our subscription contracts are offered primarily on a monthly or annual basis, and a large portion of the arrangements are paid in full up-front at the outset of the arrangement. Customers may not take possession over the software and instead are granted continuous access to the platform over the contractual period. Accordingly, the arrangements are accounted for as service contracts.

Our subscription contracts generally include a fixed number of users and fixed price per user.

Part 4 - Operating and Financial Review and Prospects 69

FY2022 20-F

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

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Payment terms are generally upfront at the time of the transaction, except for enterprise customers which are generally net 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. We applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Our policy is to exclude sales and other indirect taxes when measuring the transaction price.

Part 4 - Operating and Financial Review and Prospects 70

FY2022 20-F

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

F. Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

G. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign Currency Risk

The U.S. dollar is our functional currency. The majority of our revenue was denominated in U.S. dollars for the years ended December 31, 2022, 2021 and 2020, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent.

This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

A decrease of 5% in the U.S. dollar to NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% during each of the years ended December 31, 2022, 2021 and 2020. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

Part 4 - Operating and Financial Review and Prospects 71

FY2022 20-F

To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our Consolidated Statements of Operations, we have established a hedging program as further described in Note 2 to our audited consolidated financial statements included in this annual report. Foreign currency contracts are generally utilized in this hedging program. Our foreign currency contracts are short-term in duration. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the Consolidated Balance Sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. During the year ended December 31, 2020, we did not hedge our foreign currency exchange risk.

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

As of December 31, 2022, the notional amount of our outstanding foreign exchange contracts was $81.6 million, all of which met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2022 (in thousands of dollars).

Maturity in 2023
Derivatives designated as hedging instruments:

Foreign exchange contracts:

NIS	$81,557

Total	$81,557

Interest Rate Risk

We believe that we have no significant exposure to interest rate risk, as we have no significant long-term loans. However, our future interest income may fall short of expectations due to changes in market interest rates.

Part 5 - Consolidated Statements and Additional Financial Information 72

FY2022 20-F

Part 5 - Consolidated Statements and Additional Financial Information

Consolidated Financial Statements

Starting at page 170, we have appended, as part of this annual report, our consolidated financial statements.

Controls and procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, each of our Co-Chief Executive Officers and our Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2022. The report of Brightman Almagor Zohar & Co. is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Part 5 - Consolidated Statements and Additional Financial Information 73

FY2022 20-F

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal accountant fees and services

We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for the years ended December 31, 2022 and 2021:

	2022	2021
	(In thousands)
Audit fees (1)	$650	$450
Audit related fees (2)	—	800
Tax Fees (3)	99	124
All other fees (4)	—	—
Total fees	$749	$1,374

(1)	Audit fees consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)	Audit-related fees consist of services in connection with our Initial Public Offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

(4)	All other fees consist of all other fees in the years ended December 31, 2022 and 2021 related to services in connection with non-audit compliance and review work.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the Audit Committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2022 and 2021 were approved in accordance with our policy.

Part 5 - Consolidated Statements and Additional Financial Information 74

FY2022 20-F

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

Significant Changes

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this annual report.

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

Part 5 - Consolidated Statements and Additional Financial Information 75

FY2022 20-F

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

Generally, business losses can be offset against income from any source in the same year. Losses may be carried forward and set-off without time limit against income from any trade or business or capital gains arising in the business, but not against income from any other source. Carrybacks of losses are not allowed.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that as of December 31, 2022, 2021 and 2020, we qualified as an Industrial Company within the meaning of the Industry Encouragement Law, and we believe that we currently continue to qualify as such.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

Part 5 - Consolidated Statements and Additional Financial Information 76

FY2022 20-F

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development must be for the promotion of the company; and

•	the research and development is carried out by or on behalf of the company seeking such tax deduction.

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

From time to time we may apply to the Israel Innovation Authority (“IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such approval will be granted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, and as of January 1, 2017 (“2017 Amendment”). The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

Part 5 - Consolidated Statements and Additional Financial Information 77

FY2022 20-F

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technological company satisfying certain conditions (including a group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (and in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the ITA allowing for such withholding, a lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds (solely or together with other foreign companies) 90% or more in the Israeli company, and other conditions are met, the withholding tax rate will be 4%.

Part 5 - Consolidated Statements and Additional Financial Information 78

FY2022 20-F

We believe that as of December 31, 2022 in each of the three years then ended, we qualify as a Preferred Technological Enterprise, and continue to examine our qualification as well as the amount of Preferred Technological Income that we may have, and other benefits that we may receive under the 2017 Amendment. We have obtained a tax ruling from the Israel Tax Authority regarding our status as a Preferred Technological Enterprise, which is in effect for the years 2019-2023, subject to provisions. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and under the condition that there will be no change in the business activity and/or in the business model or a significant reduction in the scope of research and development. However, in the future, if these tax benefits are reduced, canceled or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

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

Part 5 - Consolidated Statements and Additional Financial Information 79

FY2022 20-F

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (“United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at any point in the preceding 12-month period), which will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

Part 5 - Consolidated Statements and Additional Financial Information 80

FY2022 20-F

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.

Part 5 - Consolidated Statements and Additional Financial Information 81

FY2022 20-F

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (“IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a) (30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

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

Part 5 - Consolidated Statements and Additional Financial Information 82

FY2022 20-F

Dividends

Although we do not anticipate paying any dividends in the foreseeable future, as described in “Part 5 - Consolidated Statements and Additional Financial Information— Dividend Policy” above, if we do make any distributions, subject to the discussion below under “Passive Foreign Investment Company”. The amount of dividends paid to a United States Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are an exception from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Pursuant to applicable United States Treasury regulations, however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations.

Part 5 - Consolidated Statements and Additional Financial Information 83

FY2022 20-F

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a passive foreign investment company (“PFIC”) (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ordinary shares are United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ordinary shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the dispositions before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held the ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in its ordinary shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our ordinary shares will be treated as United States source income, and a United States Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a United States Holder’s ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess

Part 5 - Consolidated Statements and Additional Financial Information 84

FY2022 20-F

of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable United States Treasury regulations, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ending December 31, 2022 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2022 or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

Part 5 - Consolidated Statements and Additional Financial Information 85

FY2022 20-F

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

Part 5 - Consolidated Statements and Additional Financial Information 86

FY2022 20-F

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

Part 6 - Risk Factors

Risk Factors Summary

The following summarizes the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

Risks Related to our Business, Industry and Competition:

•	We have a limited operating history, experience fluctuations in operating results, and derive and continue to derive a majority of revenues from a single product.

•	We have a history of net losses, we may not be able to achieve or maintain profitability, and may not manage our growth or business plan effectively.

•	We face exposure to foreign currency exchange rate fluctuations.

•	Real or perceived errors, failures, vulnerabilities or bugs on our platform, products or other third-party applications offered on our app marketplace, and interruptions or performance problems in the technology or infrastructure underlying our platform could harm our business and financial condition.

•	We may be unable to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans.

•	Due to our subscription-based business model, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations, and our sales efforts require considerable time and expense.

•	We may fail to offer high-quality customer support, consistent sales strategies, or expand direct sales capabilities.

•	If we fail to enhance our reputation, brand, and market awareness of our products, and maintain our corporate culture, the success of our business and financial condition may suffer.

Part 6 - Risk Factors 87

FY2022 20-F

•	We are susceptible to risks from international operations, including fluctuations in foreign exchange rates, compliance with laws and regulations applicable to our global operations, and government actions to restrict access to our platform and products in their countries or to require us to disclose or provide access to information.

•	Difficulties in integration of partnerships, acquisitions and alliances may divert the attention of key management personnel.

•	We may be subject to a series of risks associated with environmental and social responsibility.

•	An inability to attract and retain highly skilled employees or the loss of key employees, including our founders, could harm our business.

•	Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies could reduce our ability to compete successfully.

•	We operate in a competitive market that is new and rapidly changing, and we require adequate research and development to generate new capabilities.

•	Uncertain global economic conditions and inflation could materially adversely affect our business and results of operations.

•	Our platform may be less competitive if our Work OS fails to interoperate with a variety of software applications developed by third parties.

•	We depend on third parties for web engine searches, the maintenance of our infrastructure, the hosting of our platform, and mobile application distribution.

•	We are subject to security disruptions, unauthorized system access, contractual requirements, evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign laws.

•	The novelty of our Digital Lift Initiative makes its efficacy unpredictable and makes us susceptible to unintended consequences.

Risks Related to Taxation

•	We are subject to changes in tax law and regulations in various jurisdictions.

•	Sales tax requirements, changes to taxation of international business activities, corporate tax reform and new tax legislation may harm our operating results.

•	If we are classified as a passive foreign investment company, U.S. holders of our ordinary shares will be subject to adverse U.S. federal income tax consequences.

•	If a U.S. person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Part 6 - Risk Factors 88

FY2022 20-F

Risks Related to Our Proprietary and Intellectual Property Rights

•	We may fail to adequately maintain, protect or enforce our intellectual property rights, leading to loss of value, revenue, and costly litigation.

•	We may be subject to a protracted infringement claim that results in a significant damage award or a claim that results in an injunction.

•	Our platform utilizes open-source software, and any defects or security vulnerabilities in the open-source software could negatively affect our business.

Risks Related to Operations as a Public Company and Ordinary Shares

•	We have founder shares with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.

•	Our reduced disclosure requirements as a foreign private issuer may make our ordinary shares less attractive to investors.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	Israeli law and our amended and restated articles of association may delay or prevent an acquisition of all or a significant portion of our shares or assets.

•	We do not expect to pay any dividends in the foreseeable future.

Risks Related to our Location in Israel

•	Conditions in Israel could materially and adversely affect our business.

•	It may be difficult to enforce a U.S. judgment against us or assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.

•	Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from shareholders of U.S. corporations.

•	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, resulting in litigation.

•	Tax benefits available to us require meeting various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

Part 6 - Risk Factors 89

FY2022 20-F

Risks Related to Legal and Regulatory Matters

•	Our business and finances may be subject to litigation and regulatory processes.

•	We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, where violations may subject us to criminal penalties or significant fines.

•	We are subject to international export control and economic sanctions laws where non-compliance may impair our ability to compete and subject us to liability.

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

We have experienced rapid revenue growth in recent periods, and our recent growth rates may not be indicative of our future growth. As we operate in a new and rapidly changing category of work management software, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	achieve widespread adoption of our Work OS by organizations globally in lieu of, or in addition to, legacy systems;

•	continue to acquire new customers;

•	reach teams and organizations through our marketing and sales efforts;

•	sustain innovation and deliver a superior product and customer experience, allowing us to maintain a competitive advantage;

•	grow or maintain our retention rates and expand the usage of our platform within the organizations already using our platform;

•	continue successfully investing in our go-to-market approach with our sales, customer success and partners teams;

•	introduce and grow the adoption of our platform in new markets outside of the markets in which we currently operate;

Part 6 - Risk Factors 90

FY2022 20-F

•	expand the usage of our platform within certain industries;

•	maintain a high level of security and reliability in our platform;

•	maintain compliance with applicable existing laws and regulations and comply with new applicable laws and regulations;

•	effectively price our platform to attract and retain customers while achieving and maintaining profitability; successfully compete against new and existing market players and competing products;

•	increase the global awareness of our brand; and

•	expand the features and capabilities of our platform.

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

In recent years, we have experienced rapid growth in our employee headcount, number of offices, including an expanded international presence, and number of customers, which growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, our organizational structure and our operations are becoming more complex, requiring us to scale our operational, financial and management controls as well as our reporting systems and procedures.

As we continue to grow our business, we will face challenges in integrating, developing, training, and motivating a growing employee base in our various offices around the world and maintaining our company culture across multiple offices. Moreover, our continued growth will require significant capital expenditures and the allocation of valuable management resources. Our growth has placed, and our expected future growth could continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, and other resources. In addition, as we expand our business and our customer base continues to grow, it is important that we continue to maintain a high level of customer service and satisfaction. As such, we will need to expand our account management, our customer service, and other personnel so we can continue providing personalized account management and customer service as well as personalized features, integrations, capabilities, and enhancements. If we fail to manage our anticipated growth in a manner that preserves high levels of customer service and the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our reputation and harm our ability to attract employees, users and organizations.

Part 6 - Risk Factors 91

FY2022 20-F

We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve or maintain profitability.

We have incurred significant net losses in each year since our inception, including net losses of $136.9 million and $129.3 million in the years ended December 31, 2022 and 2021, respectively. In addition, we expect to continue to incur net losses for the foreseeable future, and we may not achieve or maintain profitability in the future. Because the market for our platform and the features, integrations, capabilities, and enhancements as well as other products we offer is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses will increase significantly over the next several years, as we hire additional personnel, expand our partners, operations, and infrastructure, continue to enhance our brand, develop, and expand our platform’s features, integrations, capabilities, and enhancements, expand and improve our application programming interfaces (“APIs”), and increase our spending on sales and marketing. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses.

We face exposure to foreign currency exchange rate fluctuations.

We report our financial results in U.S. dollars, and we collect our revenue primarily in U.S. dollars. However, a significant portion of our headcount related expenses are denominated in New Israeli Shekels (“NIS”), which subjects us to exchange rate risks that may materially and adversely affect our financial results. Foreign currency exchange rates have recently been and could continue to be subject to increased volatility. In both the years ended December 31, 2022 and 2021, approximately 21% of our expenses, respectively, were denominated in NIS. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. The Israeli annual rate of inflation amounted to 5.3% and 2.8% for the years ended December 31, 2022 and 2021, respectively. The depreciation of the NIS in relation to the U.S. dollar amounted to 13.2% for the year ended December 31, 2022, compared to an appreciation of 3.3% for the year ended December 31, 2021. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the U.S. dollar.

In addition, we transact in non-U.S. dollar currencies for our products and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations. We use forward derivative instruments and plain vanilla options, to hedge a significant portion of the exposures, but the use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.

Part 6 - Risk Factors 92

FY2022 20-F

We derive and expect to continue to derive in the foreseeable future, a majority of our revenue from a single product.

For the years ended December 31, 2022 and 2021, we derived nearly 100% of our revenue from a single platform — our Work OS. We expect Work OS to continue to be our flagship platform for the foreseeable future. As such, continued growth in market demand for and market acceptance of our Work OS is critical to our future success. Demand for our Work OS is affected by a number of factors, many of which are beyond our control, such as the release of competing products; the development and acceptance of new features, integrations, capabilities, and enhancements; price or product changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet the demands of our users and organizations or trends in preferences or to achieve more widespread market acceptance of our Work OS, our business, results of operations, and financial condition could be harmed. Changes in preferences of our customers may have a disproportionately greater impact on our business than if we offered multiple products. In addition, some current and potential customers, particularly large organizations, may develop or acquire their own tools or software with similar capabilities as our platform or continue to rely on traditional tools and software, which could reduce or eliminate the demand for our Work OS. If demand for our Work OS declines for any of these or other reasons, our business could be adversely affected.

We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business, given that we recognize subscription revenue over the subscription term. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	the level of demand for our Work OS and other products we offer;

•	our ability to grow or maintain our retention rates, expand usage within our customer base and sell our Work OS subscription plans to existing and future customers;

•	our ability to convert users of our trial or free versions into paying customers;

Part 6 - Risk Factors 93

FY2022 20-F

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of market volatility and economic downturns caused by macro-economic forces out of our control, including economic impacts caused by the COVID-19 pandemic or other highly communicable diseases or viruses;

•	the timing and success of new features, integrations, capabilities and enhancements by us to our platform or by our competitors to their products or any other change in the competitive landscape of our market;

•	errors in our forecasting of the demand for our Work OS, which could lead to lower revenue, increased costs or both;

•	the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties, disruptions or outages on our platform resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	changes in the legislative or regulatory environment or in legal and regulatory compliance costs in new and existing markets;

•	number of new employees, amount of share-based compensation and timing of the grant or vesting of equity awards to employees, directors or consultants;

•	pricing pressure as a result of competition or otherwise;

•	fluctuations and volatility in foreign currency exchange rates;

•	general economic conditions in either domestic or international markets, including geopolitical conflicts, uncertainty or instability, as well as economic conditions specifically affecting industries in which our customers participate; and

•	expenses incurred in connection with our Digital Lift Initiative.

Real or perceived errors, failures, vulnerabilities, or bugs on our platform, products, or third-party applications offered on our app marketplace, could harm our business, results of operations, and financial condition.

We have historically experienced, and expect to continue to experience, errors, failures, vulnerabilities, and bugs on our platform and products, especially when updates are deployed or new products are rolled out. Our customers use our platform and products for important aspects of their businesses, and any errors, failures, vulnerabilities, or bugs affecting the performance of our platform may negatively affect our customers’ businesses and could harm our reputation. In addition, our online systems, including our website and mobile applications, could contain undetected errors, bugs or misconfigurations that could adversely affect their performance. Additionally, we regularly update and enhance our website, our platform, and our other online systems and introduce new versions of our software applications. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose market share, and our reputation, business, financial condition, and results of operations could be materially and adversely affected.

Part 6 - Risk Factors 94

FY2022 20-F

In addition, third-party applications on our app marketplace may not meet the same quality standards that we apply to our own development efforts. Accordingly, these applications may contain bugs, vulnerabilities, or failures, which could create disruptions in our customers’ use of our products, lead to data loss or unauthorized access to customer data, damage our brand and reputation, and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.

If there are interruptions or performance problems associated with the technology or infrastructure underlying our platform, then our users may experience service outages, other organizations may be reluctant to adopt our Work OS, and our reputation could be harmed.

Our continued growth and customer loyalty depends, in part, on the ability of existing and potential users to access our platform at all times without interruption or degradation of performance. We have in the past, and may in the future, experience disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks or other security-related incidents. For example, in April 2022, our platform sustained irregularities in our infrastructure for a period of approximately five hours. In the future, we may not be able to identify the cause or causes of performance problems in a timely manner. We may not be able to maintain the level of service uptime and performance required by our users, especially during peak usage times and as our user traffic and number of integrations continue to increase, which may negatively affect our customers’ businesses and could harm our reputation and require us to make refunds or provide credits to our customers.

Our platform and products are accessed by a large number of users. As we continue to expand the number of our users and features, integrations, capabilities, and enhancements available to our customers, we will need to ensure that our platform and products can scale to meet the evolving needs of our customers, particularly as we continue to focus on enterprise organizations. However, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, because our customers rely on our Work OS to collaborate, access, and manage their work, any outage of our platform could impair our users’ ability to perform their work. If such an event occurs, our customers may seek compensation from us for any losses they suffer and may cease conducting business with us.

Part 6 - Risk Factors 95

FY2022 20-F

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

If we are unable to attract customers, grow our retention rates, expand usage within organizations, and sell subscription plans, our revenue growth and any future profitability could be harmed.

To increase our revenue and achieve and maintain profitability, we must increase our customer base through various methods, including but not limited to, converting customers using our trial version into paying customers, growing or maintaining our retention rates, and expanding usage of our platform and products within organizations that are our customers.

Sales efforts targeted at organizations typically involve greater costs, longer sales cycles, greater competition, and less predictability in completing some of our sales. As a result of these factors, these sales opportunities may require us to devote greater sales, research and development, and customer support resources to these customers, resulting in increased costs and lengthened sales cycles. If our efforts to sell to large organizations are not successful or do not generate additional revenue, our business could suffer.

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

Part 6 - Risk Factors 96

FY2022 20-F

Additionally, organizations can and do subscribe to multiple subscription plans simultaneously for a variety of reasons. For example, many of our customers are large organizations with distributed procurement processes in which different buyers, departments, or affiliates make their own purchasing decisions based on distinct product features or separate budgets. Existing customers may also acquire or merge into another organization that is already subscribed to our platform or products or complete a reorganization or spin-off transaction that results in an organization subscribing to multiple subscription plans.

Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.

We recognize revenue from subscriptions ratably over the term of the contract subscription period beginning on the date access to our platform or product is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have monthly or annual contractual terms and require advance payment for monthly or annual periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. By contrast, a significant portion of our costs are expensed as incurred while revenue is recognized over time. As a result, an increase in customers could result in our recognition of higher costs and lower revenue in the earlier portion of the subscription term. Finally, because revenue from new customers or from existing customers that increase their use of our platform and products is recognized over the applicable subscription term, our subscription-based revenue model makes it difficult for us to rapidly increase our revenue through additional sales in any period.

Our sales efforts may require considerable time and expense, and if we modify sales strategies for large organizations, our sales cycles could be extended.

Our current sales strategy to large organizations follows a flywheel model where we attempt to engage a given customer’s account base by initially gaining acceptance from an individual user or team and, thereafter, expand vertically and organically within that user’s organization. A large organization’s decision to use or expand the use of our Work OS can sometimes be an organization-wide decision. Accordingly, we may need to engage with senior management and other key personnel within an organization in order for our flywheel model to be successful. Moreover, larger organizations may demand more customization, integration, features, and support services. This may require us to devote greater sales support, research and development, customer experience, and professional services resources to such an organization, resulting in increased costs.

Part 6 - Risk Factors 97

FY2022 20-F

If we fail to offer high-quality customer support, our business and reputation could suffer.

Once organizations and their users begin using our Work OS or products, they rely on our support services to resolve any technical, administrative, or other issues. High-quality customer education and customer experience have been key to the adoption of our platform, for the conversion of users and organizations on our trial version into paying customers, for the expansion of accounts, and for growth or maintenance of our retention rates. The importance of high-quality customer experience will increase as we expand our business and pursue new customers. For example, if we do not help our users quickly resolve issues and provide effective ongoing user experience at the user, team, and organizational levels, our ability to convert organizations and users on our trial version into paying customers may suffer, and our reputation with existing or potential customers could be harmed. Further, our ability to sell our Work OS and products is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain a high-quality customer experience, or a market perception that we do not maintain a high-quality customer experience, could harm our reputation, our ability to sell our Work OS and products to existing and prospective customers, and our business, results of operations, and financial condition.

In addition, as we continue to grow our operations and reach a larger and increasingly global customer base, we need to be able to provide efficient customer support that meets the needs of users and organizations on our platform globally at scale, which puts additional pressure on our customer support team. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations globally may be harmed, and we may need to hire additional support personnel, which could harm our business, results of operations, and financial condition.

Failure to effectively develop and expand our direct sales capabilities could harm our ability to increase the number of organizations on our platform and achieve broader market acceptance of our Work OS.

Our ability to increase the number of our customers and users and achieve broader market acceptance of our Work OS among large organizations will depend, to a significant extent, on our ability to expand our sales operations, particularly our direct sales efforts targeted at senior executives and business unit leaders at such large organizations. We plan to continue expanding our direct sales force, both domestically and internationally, in order to connect with these large organizations. This expansion will require us to invest significant financial and other resources to train and grow our direct sales force in order to complement our self-service go-to-market approach. If our efforts do not generate a corresponding increase in revenue, our business, results of operations, and financial condition could be harmed.

Part 6 - Risk Factors 98

FY2022 20-F

We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing direct sales personnel. There is significant competition in our industry for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth.

If we fail to enhance our reputation, brand, and market awareness of our Work OS and products, our ability to expand the number of organizations on our platform may be impaired, our reputation may be harmed, and our business, results of operations, and financial condition may suffer.

Our continued success depends upon our ability to create and maintain brand recognition and a favorable reputation for delivering an easy and efficient platform. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain customers, which could adversely affect our business. We believe that developing and maintaining awareness of our brand and a favorable reputation is critical to achieving widespread acceptance of our Work OS and related products and is an important element in attracting new organizations and additional teams to our platform. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand and our ability to increase awareness will depend largely on the effectiveness of our marketing efforts, our ability to ensure that our platform and products remain high-quality, reliable, and useful at competitive prices, our ability to continue to develop new products, functionality, and software applications, and our ability to successfully differentiate our platform and products.

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

Part 6 - Risk Factors 99

FY2022 20-F

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture.

We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work. As we continue to grow, including across multiple geographies or through acquisitions, we may find it difficult to preserve our corporate culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could reduce our ability to foster the innovation, craftsmanship, teamwork, curiosity, and diversity that we believe we need to support our growth and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, results of operations, and financial condition by negatively affecting our ability to attract, recruit, integrate, and retain employees, continue to perform at current levels, and effectively execute our business strategy.

Actions by governments to restrict access to our platform and products in their countries or to require us to disclose or provide access to information in our possession could harm our business, results of operations, and financial condition.

Our Work OS and products depend on the ability of our users to access our platform through the internet, and access to our platform could be blocked or restricted in some countries for various reasons. Further, if the governments of any foreign country in which we operate or seek to operate limit access to certain or all of the features of our Work OS and products in such country or impose other restrictions that affect the availability of our Work OS and products for an extended period of time or indefinitely, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations and financial condition could be adversely affected. In addition, governments in certain countries may seek to restrict or prohibit access to our platform if they consider us to be in violation of their laws and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in laws and regulations or fail for any reason to comply with relevant laws, our platform could be further blocked or restricted, and we could be exposed to significant liability that could harm our business.

Because our success depends, in part, on our ability to expand sales and customer support of our platform and products internationally, our business is susceptible to risks associated with international operations.

We currently maintain offices and have sales personnel in Israel, the United States, Australia, Brazil, Japan, Singapore, and the United Kingdom. In the years ended December 31, 2022 and 2021, the revenue that we generated from customers outside of the United States accounted for approximately 51% and 52% of our total revenue, respectively. We expect to continue expanding our international operations, which may include opening offices in new jurisdictions and providing our Work OS and products in additional languages. Any additional international expansion efforts that we are undertaking and may undertake in the future may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in countries where we currently operate. These risks include, among others:

Part 6 - Risk Factors 100

FY2022 20-F

•	unexpected costs in the localization of our Work OS and products, including translation into foreign languages and adaptation for local culture, practices, and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;

•	the risk of penalties to our users and individual members of management or employees if our practices are deemed to not comply with applicable laws and regulations;

•	practical difficulties of enforcing intellectual property rights in countries with varying laws and standards and reduced or varied protection for intellectual property rights in some countries;

•	an evolving legal framework and additional legal or regulatory requirements for data privacy, which may necessitate the establishment of systems to maintain data in local markets, requiring us to invest in additional data centers and network infrastructure, and the implementation of additional employee data privacy documentation (including locally-compliant data privacy notice and policies);

•	as an Israeli company, we are subject to Israeli laws concerning governmental access to data and the risk, or perception of risk, of such access may make our Work OS and products less attractive to organizations outside Israel, and compliance with such Israeli laws may conflict with legal obligations that we, or our customers, may be subject to in other countries;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	different pricing environments, longer sales cycles, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	increased financial accounting and reporting burdens and complexities;

•	difficulties in managing and staffing international operations including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships, and local employment laws;

•	increased costs involved with recruiting and retaining an expanded workforce through cash and equity-based incentive programs and unexpected legal costs and regulatory restrictions in issuing our ordinary shares to employees;

Part 6 - Risk Factors 101

FY2022 20-F

•	global political and regulatory changes that may lead to restrictions on immigration and travel for our employees;

•	regional and local economic and political conditions, and personnel culture differences;

•	fluctuations in exchange rates that may decrease the value of our foreign-based revenue;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings; and

•	permanent establishment risks and complexities in connection with international payroll, tax and social security requirements for international employees.

Compliance with laws and regulations applicable to our global operations, including export controls, also substantially increases our cost of doing business in foreign jurisdictions.

If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations, and financial condition may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners, and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners, or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our platform and could harm our business, results of operations and financial condition.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

We may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement our Work OS or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to find and identify desirable acquisition targets, or we may not be successful in entering into an agreement with any one target. Acquisitions or strategic investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. Any acquisition, investment, or business relationship that we consummate may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Part 6 - Risk Factors 102

FY2022 20-F

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

We are subject to risks related to corporate, environmental, and social responsibility.

Like many other companies, we are facing increasing scrutiny related to our environmental, social, and governance (“ESG”) practices from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related disclosures as they increasingly incorporate ESG criteria in making investment decisions. Such increased scrutiny may result in increased costs, changes in demands for certain products, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations.

From time to time, we create and publish voluntary disclosures regarding ESG matters. Identification, assessment, and disclosure of such matters is complex. Many of the statements in such voluntary disclosures are based on our expectations and assumptions, which may require substantial discretion and forecasts about costs and future circumstances. Additionally, expectations regarding companies’ management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. ESG regulation and enforcement are evolving rapidly, and we may be subject to investor or regulator engagement on our ESG disclosures. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact relationships with investors or stakeholders. In addition, certain market participants including major institutional investors use third-party benchmarks or scores to measure our ESG practices in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment toward us, our customers, or our industry, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete or to recruit or retain employees.

Part 6 - Risk Factors 103

FY2022 20-F

Furthermore, some of our customers and suppliers evaluate our ESG practices or request that we adopt certain ESG policies. In addition, we may participate in various voluntary frameworks and certification programs or establish voluntary ESG initiatives, including goals or targets, to improve the ESG profile of our operations and product offerings. However, we cannot guarantee that such efforts will have the intended results. Any failure or perceived failure to pursue or fulfill our goals, targets, and objectives (including the manner in which we achieve some or any portion of our goals) or to satisfy various reporting standards within the timelines we announce, or at all, could adversely impact our reputation or business activities, including but not limited to potential enforcement actions or private litigation. As ESG best practices, reporting standards, and disclosure requirements continue to develop, we may incur increased costs related to ESG monitoring and reporting. Such ESG matters may also impact our suppliers and customers, which may compound or cause new impacts on our business, financial condition, or results of operations.

We are subject to a series of risks related to climate change.

There are inherent climate-related risks wherever business is conducted. We and our third-party vendors are located in areas that have experienced, and are projected to continue to experience, various meteorological phenomena (such as droughts, heatwaves, wildfires, storms, and flooding, among others) or other catastrophic events that may disrupt our or our third parties’ operations, require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events.

We depend on our founders and other key employees, and the loss of one or more of these employees could harm our business.

Our success depends largely upon the continued services of our founders, Roy Mann and Eran Zinman, and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time subject only to the notice periods prescribed by their respective executive agreements. The loss of one or both of our founders or key employees could disrupt or harm our business.

Part 6 - Risk Factors 104

FY2022 20-F

An inability to attract and retain other highly skilled employees could harm our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel where we maintain offices or actively recruit is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region. We also engage a small number of developers in Poland and the UK. If we cannot attract or retain sufficient skilled research and development employees, either in Israel or elsewhere, our business, prospects, and results of operations could be adversely affected. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli and U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. In addition, as a result of the intense competition for highly qualified personnel, the high-tech industry has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Further, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment, which may be impacted by volatility or lack of appreciation in the price of our ordinary shares due to volatile market conditions, stock fluctuations, or otherwise. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees, which could harm our business and future growth prospects.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents, and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and due to macroeconomic uncertainty, increases in inflation, and rising interest rates we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop new features, integrations, capabilities, and enhancements;

•	continue to expand our product development, sales and marketing organizations;

Part 6 - Risk Factors 105

FY2022 20-F

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements;

•	pursue acquisition or strategic investment opportunities.

Uncertain global economic conditions and inflation could materially adversely affect our business and results of operations.

We are currently operating in a period of economic uncertainty and cannot predict the timing, strength, or duration of any economic downturn. To the extent unfavorable conditions in the national and global economy persist, or worsen, our business could be harmed as current and potential customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products, which they may consider discretionary. Uncertain economic conditions may also adversely affect third parties with which we have entered into relationships and upon which we depend in order to grow our business. Inflation has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuations in foreign currency exchange rates, and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases, which could materially and adversely affect our business, results of operations, and financial condition.

Risks Related to Our Market and Competitive Landscape

The market and software categories in which we participate are competitive, new, and rapidly changing.

We are creating a new category of software, our Work OS, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets, all of which are highly competitive and rapidly evolving.

The markets in which we operate are extremely competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. Moreover, we expect competition to increase in the future both from our existing competitors and from new market entrants, including established technology companies who have not previously entered the market. Our competitors include the following:

•	companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., SmartSheet Inc., Notion, Inc., Atlassian Corporation PLC (Trello), Citrix Systems, Inc. (Wrike), ClickUp, Airtable, and Freshworks Inc.; and

Part 6 - Risk Factors 106

FY2022 20-F

•	companies that offer products across other use cases we serve or other product offerings, such as customer relationship management solutions, software development tools and marketing campaign management. This includes companies such as SugarCRM, Pipedrive, Zoho, Inc., Atlassian Corporation PLC (Jira), and Procore Technologies.

In the future, we will likely face increased competition from a number of Work OS providers, including new entrants to the market. Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability, and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

•	our ability to introduce new and improve on existing, features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	our ability to continue to increase social and technological acceptance of our Work OS;

•	continued growth in digitalization of the workplace;

•	our ability to maintain the value and reputation of monday.com as a solution; and

•	the scale, growth, and engagement of our community relative to those of our competitors.

Our competitors may be able to adapt more quickly and effectively to new or changing circumstances, technologies, standards, or customer demands. Companies and/or joint ventures resulting from possible consolidations or alliances may create more compelling product offerings or be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our Work OS or products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. As a result, even if the features of our Work OS and products are superior compared to that of our competitors, potential customers may not purchase our offerings. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide software, programs, and tools used by information workers with subscription models.

Part 6 - Risk Factors 107

FY2022 20-F

Conditions in our market could also change rapidly and significantly due to technological advancements, partnering by our competitors, or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our Work OS and products. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

Our ability to introduce new products, features, integrations, capabilities, and enhancements is dependent on adequate research and development resources.

To remain competitive, we must maintain adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market. If we are unable to develop new products, features, integrations, capabilities, and enhancements internally due to certain constraints, such as employee turnover, a lack of management ability, or a lack of other research and development resources, our business may be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or competitive improvement of products, features, integrations, capabilities, and enhancements, it could harm our business, results of operations, and financial condition. In addition, our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors may harm our business, results of operations and financial condition.

Risks Related to Third Parties

If we are unable to ensure that our Work OS interoperates with a variety of software applications that are developed by third parties, including our partners, our platform may become less competitive, and our results of operations may be harmed.

Our platform must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our platform to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we developed our Work OS to be able to easily integrate with third-party applications, including the software applications of providers that compete with us as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these user integrations. We are typically subject to standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

Part 6 - Risk Factors 108

FY2022 20-F

•	discontinues or limits our access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers;

•	changes how information is accessed by us or our users;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.

We believe a significant component of our value proposition to users and organizations is the ability to improve and interface with these third-party applications through APIs on our Work OS. Third-party services and products are constantly evolving, and we may not be able to modify our Work OS to assure its compatibility with other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our Work OS with their products or services or exert strong business influence on terms on which we operate our platform. For example, we currently directly compete with several large technology companies whose applications interface with our Work OS, including Google and Microsoft. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our Work OS or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our Work OS with these products could decrease and our business, results of operations and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our platform could decrease and our business, results of operations, and financial condition could be harmed.

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

Part 6 - Risk Factors 109

FY2022 20-F

In addition, our platform interoperates with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our platform with such third-party servers, mobile devices, and software applications, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our Work OS. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our platform operates effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our platform with other systems and services they use. Further, if we are unable to effectively anticipate and manage these risks, or if it is difficult for users and organizations on our platform to access and use our Work OS, our business, results of operations, and financial condition may be harmed.

We rely on third-party application stores to distribute our mobile application.

We are dependent on third-party application stores that may prevent us from timely updating our Work OS, building new features, integrations, capabilities, and enhancements, or charging for access.

We distribute the mobile monday.com application through smartphone and tablet application stores managed by Apple and Google, among others. We cannot assure you that the third-party application stores through which we distribute our mobile application will maintain their current structures or that such application stores will not charge us fees to list our application for download. We are also depending on these third-party application stores to enable us and our users to timely update our mobile application to incorporate new features, integrations, capabilities, and enhancements. In addition, certain of these companies are now, and others may in the future become, competitors of ours and could stop allowing or supporting access to our platform through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our platform less desirable or harder to access, in each case for competitive reasons.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will depend on third-party relationships, including relationships with our application developers, integrated services, and other partners. The success of our platform depends, in part, on our ability to integrate third-party applications and integrations into our third-party ecosystem. External developers may change the features of their offering of applications or alter the terms governing the use of their offerings in a manner that is adverse to us. If third-party applications change such that we do not or cannot maintain the compatibility of our platform with these applications or if we fail to provide desirable third-party applications, demand for our platform could decline. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platform with their offerings. In addition, external developers may refuse to partner with us or limit or restrict our access to their offerings. Such changes could functionally limit or terminate our ability to use these third-party offerings with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party offerings that our customers need or adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our customers expect, which could negatively impact our offerings and, as a result, harm our business.

Part 6 - Risk Factors 110

FY2022 20-F

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

Additionally, if the price of marketing our WorkOS as a whole, and our products individually, over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing, which could adversely affect our business and operating results. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. Any change to these policies that delays or prevents us from advertising through these channels could result in reduced traffic to our website, thereby harming our ability to attract new customers. New search engines or social networking sites may also develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites and, if we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms. If we are unable to continue to successfully promote our Work OS and products, and maintain traffic to our website, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.

Part 6 - Risk Factors 111

FY2022 20-F

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

We rely on the internet and, accordingly, depend upon the continuous, reliable, and secure operation of internet servers, related hardware and software, and network infrastructure. We host our platform by mainly using AWS data centers, a provider of cloud infrastructure services. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, pandemics, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control and any of which could disrupt our service, destroy user content or prevent us from being able to continuously back up or record changes in our users’ content. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged AWS service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential organizations, expose us to liability, cause us to lose users and organizations on our platform, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. Damage or interruptions to these data centers could harm our business. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Further, the contractual commitments that we provide to organizations on our platform with regard to data privacy are limited by the commitments that AWS has provided us.

Part 6 - Risk Factors 112

FY2022 20-F

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

Risks Related to Privacy, Data, and Cybersecurity

A security incident may allow unauthorized access to our or our third-party vendors’ systems, networks, or data or the data of users and organizations on our platform.

The secure collection, storage, transmittal, and processing of sensitive and proprietary information, including business strategies, financial and operational data, personal or identifying information, and other related data, by employees, service providers, customers, and users on our platform is essential to their use of our Work OS and to our business. Increasingly, companies are subject to a wide variety of attacks on their systems on an ongoing basis. In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, worms, and ransomware), bugs and other software vulnerabilities, employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we may also face threats from sophisticated organized crime, supply chain attacks, nation-state and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions). Third parties may attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information such as usernames, passwords, or other information or otherwise compromise the security of our internal electronic systems, networks, and/or physical facilities in order to gain access to our data or the data of users and organizations on our platform. In addition, cyberattacks on our third-party vendors who provide a range of technologies, products, and services critical to our internal and external operations, could disrupt our business and/or disclose our data or the data of users and organizations that use our platform. We also face threats from attacks on, or vulnerabilities in, the many different underlying networks and services that power the Internet that our Work OS and products depend on, most of which are not under our control or the control of our vendors, partners, or customers. Finally, there is an increased risk that we may experience cybersecurity-related events such as phishing attacks and other security challenges as a result of most of our employees and our service providers working remotely from non-corporate-managed networks.

Part 6 - Risk Factors 113

FY2022 20-F

Security breaches impacting our Work OS or integrations on our Work OS could result in a risk of loss, unavailability, or unauthorized disclosure of sensitive, proprietary, and personal or personally identifiable information, or involve disruptive attacks, such as those involving ransomware, which may interrupt or disable our operations and ability to serve customers. These types of events, in turn, could lead to litigation, governmental audits, investigations, and other possible liability (including regulatory fines) and costs (including increased remediation expenditures), thereby damaging our reputation and relationships with existing customers. This could have a negative impact on our ability to attract new customers and to grow or maintain our retention rates.

In the normal course of business, we are and have been the target of malicious cyberattack attempts and have experienced other security incidents. To date, such identified security events have not been material or significant to us, including to our reputation or business operations, or had a material financial impact, but there can be no assurance that future cyberattacks will not be material or significant. Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Furthermore, any such breach, including a breach of the systems or networks of our third-party providers, could compromise our systems or networks, creating system outages, disruptions, or slowdowns and exploiting security vulnerabilities of our networks. In addition, the information stored on our network, or the networks of our third-party providers could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm. In addition, a breach of the security measures of one of our third-party providers could result in the destruction, modification, or exfiltration of confidential corporate information or other data that may provide additional avenues of attack. These breaches, or any perceived breach, of our systems or networks or the systems or networks of our third-party providers, whether or not any such breach is due to a vulnerability in our platform, may also undermine confidence in us or our industry and result in damage to our reputation, negative publicity, loss of users, partners and sales, increased remediation costs, and costly litigation or regulatory fines.

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

Part 6 - Risk Factors 114

FY2022 20-F

The security measures we have implemented or integrated into our platform and our internal systems and networks (including measures to audit third-party and custom applications), which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our platform and our internal systems and networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. Threat actors are becoming increasingly sophisticated, for example, in using tools and techniques designed to circumvent controls, avoid detection, and obfuscate forensic evidence, which may render us unable to timely or effectively detect, contain or remediate our systems in response to future attacks. As a result, it may not be possible for us to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our systems and networks, and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in systems, network, or data security.

We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be available or adequate for all liabilities that might actually be incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Further, if a high-profile security breach occurs with respect to another software company with communication, collaboration, data collection, and integrations, our customers and potential customers could lose trust in the security of such solutions providers generally, which could adversely impact our ability to attract new customers to our Work OS or grow or maintain our retention rates.

In addition, defending a suit based on any data loss or system disruption, regardless of its merit, could be costly and divert management’s attention.

We are subject to stringent and changing laws, regulations, industry standards, policies, and contractual obligations related to privacy, data protection, and data security.

We receive, generate, collect, store, process, transfer, and use personal, confidential, and sensitive information and other data relating to users of our services, our customers, employees, contractors, prospects, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection, and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly and is likely to remain uncertain and complex for the foreseeable future. Therefore, it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely, and may conflict with other legal obligations or our practices.

Part 6 - Risk Factors 115

FY2022 20-F

For example, in the EEA we are subject to the General Data Protection Regulation 2016/679 (“GDPR”) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR and national implementing legislation in EEA member states, and the United Kingdom regime, impose a strict data protection and compliance regime, including providing detailed disclosures about how personal data is collected and processed, requiring that service providers or processors only process personal data on the written instruction of controllers (e.g. their customers), requiring service providers to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches, granting data subject rights, and setting rules with respect to cross-border personal data transfers out of the EEA and the United Kingdom respectively.

Failure to comply with our obligations under the GDPR and UK GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and £17.5 million, respectively, or 4% of our total global annual turnover for the preceding financial year for the most serious violations, and we may be fined under both the GDPR and UK GDPR for the same breach). In addition to fines, a breach of the GDPR and UK GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies, and e-marketing. European regulators are also increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced across the EU (but directly in the UK) by an EU regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the EU and UK (under national law derived from the e-Privacy Directive), informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing, unless certain limited exceptions or alternatives apply. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increased enforcement by regulators of the strict approach in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing and product optimization activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially analyze the behavior of users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our ability to understand users and cater to their preferences.

Part 6 - Risk Factors 116

FY2022 20-F

Additionally, we may also be subject to the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020 and imposes heightened transparency obligations about data collection, use, and sharing practices, adds restrictions on the “sale” of personal information, creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General currently enforces the CCPA and can seek an injunction and civil penalties of up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer, or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and incur substantial costs and expenses in order to comply. On November 3, 2020, California voters passed the California Privacy Rights Act (“CPRA”) into law, which will take effect in January 2023 and will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA will create the California Privacy Protection Agency, which will be specifically tasked to enforce the law, likely resulting in increased regulatory scrutiny of California businesses in areas of data protection and security. In addition, other new domestic data privacy laws, such as the Virginia Consumer Data Protection Act, which goes into effect in January 2023, the Colorado Privacy Act, which goes into effect in July 2023, Utah’s Consumer Privacy Act, which goes into effect December 2023, and the Connecticut Act Concerning Personal Data Privacy and Online Monitoring, which goes into effect in July 2023, similarly impose new obligations on us and may require us to make additional modifications to our data practices and policies and to incur additional substantial costs and expenses in an effort to comply. More generally, some observers have noted these regulations could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

Part 6 - Risk Factors 117

FY2022 20-F

We may also be subject to the Health Insurance Portability and Accountability Act (“HIPAA”), as supplemented by the Health Information Technology for Economic and Clinical Health Act, which establishes federal privacy and security standards for the protection of individually identifiable health information and carries significant enforcement penalties for non-compliance. Failure to comply with HIPAA can result in an injunction, civil monetary penalties ranging from $100 to $50,000 per violation with an annual maximum of $1.5 million, or in certain circumstances, criminal penalties with fines and/or imprisonment. Certain HIPAA standards may apply to “business associates,” which are persons or entities that perform certain services for, or on behalf of, an entity covered by HIPAA that involves creating, receiving, maintaining, or transmitting protected health information. We may function as a HIPAA business associate for certain of our customers and therefore must comply with applicable administrative, technical, and physical safeguards as required by HIPAA, including data security obligations. HIPAA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply, which could adversely affect our business. Furthermore, HIPAA-covered entities and service providers to whom we serve as a business associate require us to enter into HIPAA-compliant business associate agreements with them. If we are unable to comply with our obligations as a HIPAA business associate, we could face contractual liability under the applicable business associate agreement.

In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager), and other technical and organizational security measures. Failure to comply with the PPL, its regulations, and guidelines issued by the Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

Part 6 - Risk Factors 118

FY2022 20-F

Finally, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to customers, users, or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may materially and adversely affect our business and compel us to change our business practices, result in governmental or regulatory investigations, orders to cease/change our processing of data or enforcement actions, assessment notices (for a compulsory audit), litigation (including class action type litigation where individuals have suffered harm), claims or public statements against us by privacy and consumer advocacy groups or others and could result in significant liability as well as associated costs and diversion of internal resources, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our services. Additionally, if third parties we work with violate applicable laws, regulations, or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements, and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business

Certain laws and regulations related to data privacy, data protection, and data security, including Canada’s Personal Information Protection and Electronic Documents Act, the GDPR, and the UK GDPR, restrict our customers’ ability to process and store certain personal and business information outside specific jurisdictions. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, the GDPR and UK GDPR presumptively prohibits cross-border data transfers absent an adequacy decision or other mechanism that provides appropriate assurances as to the treatment and protection of such data. We rely on a variety of transfer mechanisms, including the European Commission Decision 2011/61/EU regarding the adequacy of Israel in relation to its protection of personal data transferred from the EU and the European Commission-approved Standard Contractual Clauses (“SCCs”), to enable us to provide our services around the globe at scale.

Part 6 - Risk Factors 119

FY2022 20-F

The European Commission is currently re-examining its Decision 2011/61/ EU regarding the adequacy of Israeli privacy laws, in light of the GDPR and developments in Israeli privacy legislation, which could result in the revoking of Israel’s adequacy status. The outcome of this examination may also affect the UK’s approach regarding the adequacy status of Israel with respect to the UK GDPR and UK Data Protection Act 2018, which could require us to further review and amend the lawful mechanisms by which we make and/or receive personal data transfers to and from the UK.

We previously relied on the self-certification under EU-US and Swiss-US Privacy Shield Frameworks as a lawful mechanism for the transfer of EU, UK, and Swiss personal data to the U.S.; however, this was invalidated by the Court of Justice of the European Union (“CJEU”) in July 2020, and we have taken steps to migrate customers and vendors onto the SCCs. The decision by the CJEU has created complexity and uncertainty regarding such data transfers from the EEA and the UK to the U.S. and other countries not deemed adequate by the European Commission. While the CJEU upheld the appropriateness of the Standard Contractual Clauses, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place. Revised standard contractual clauses for data transfers from the EEA have been published by the European Commission, and the UK Information Commissioner’s Office has also published new data transfer documentation for transfers from the UK under the UK GDPR. In addition, U.S. and E.U. officials are actively seeking a solution to replace the Privacy Shield. On March 25, 2022, the U.S. and European Commission announced that they had agreed in principle to a new “Trans-Atlantic Data Privacy Framework” to enable trans-Atlantic data flows and address the concerns previously raised. There is no clear timeline for the enactment of this new framework. Moreover, once enacted, the new framework is likely to be subject to legal challenges and may be struck down by the CJEU.

These recent developments may require us to further review and amend the legal mechanisms by which we make and/or receive personal data transfers. These constantly evolving developments also create uncertainty and increase the risk around our international operations. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As the enforcement landscape further develops and supervisory authorities issue further guidance on personal information export mechanisms, including circumstances where the Standard Contractual Clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines, have to stop using certain tools and vendors and make other operational changes, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Part 6 - Risk Factors 120

FY2022 20-F

Other jurisdictions are also passing more stringent privacy, data protection, and data security laws. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD”), and on June 5, 2020, Japan passed amendments to its Act on the Protection of Personal Information (“APPI”), which came into effect on April 1, 2022. Both laws broadly regulate the processing of personal information in a manner comparable to the GDPR, and violators of the LGPD and APPI face substantial penalties. We continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

We rely on a globally distributed infrastructure in order to be able to provide our services efficiently, and consequently may not be able to meet the needs of customers who are located in or otherwise subject to such localization requirements, which may reduce the demand for our services. This could reduce our revenue and the general demand for our services. Additionally, such laws and regulations are often inconsistent and may be subject to amendment or reinterpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. Given that requirements may be inconsistent and evolving, how we choose to respond to these requirements globally may not meet the expectations of our customers, which could thereby reduce the demand for our services. Finally, some customers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make, or that would result in additional development costs. This could lead to the loss of current or prospective customers or other business relationships. If we are no longer able to rely on a particular data transfer mechanism or are otherwise unable to transfer personal information across borders, we may not be able to operate in certain jurisdictions, which may reduce the demand for our services and limit our opportunities for international growth. Beyond impacting the demand for our services, our failure to comply with these laws or regulations could expose us to significant fines and penalties imposed by regulators, as well as legal claims by our customers or other stakeholders.

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

Part 6 - Risk Factors 121

FY2022 20-F

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

Part 6 - Risk Factors 122

FY2022 20-F

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, the Inflation Reduction Act of 2022, signed into law in the United States on August 16, 2022, among other changes, introduced a 15% corporate minimum tax on certain corporations and a 1% excise tax on certain stock repurchases by certain corporations.

Moreover, in 2015, the Organization for Economic Co-operation and Development (“OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”) which currently has been signed by over 85 jurisdictions, including Israel, who signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD is working on proposals, commonly referred to as “BEPS 2.0,” which, if implemented, would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS or BEPS 2.0. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts.

Part 6 - Risk Factors 123

FY2022 20-F

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of company’s goodwill and other unrecorded intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we were not a PFIC for the year ending December 31, 2022, and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2022, or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation — U.S. Federal Income Tax Considerations.”

Part 6 - Risk Factors 124

FY2022 20-F

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

Part 6 - Risk Factors 125

FY2022 20-F

Risks Related to Our Proprietary and Intellectual Property Rights

If we fail to adequately maintain, protect, or enforce our proprietary and intellectual property rights, our competitive position could be impaired, and we may lose valuable assets, generate reduced revenue, experience slower growth rates and incur costly litigation to protect our rights.

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

Part 6 - Risk Factors 126

FY2022 20-F

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

Part 6 - Risk Factors 127

FY2022 20-F

•	require costly litigation to resolve and the payment of substantial damages;

•	require and divert significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue some or all of the features, integrations, capabilities and enhancements available on our Work OS or products;

•	require us to indemnify organizations on our platform or third-party service providers; and/or

•	require us to expend additional development resources to redesign our Work OS or products.

•	Any one or more of the above could harm our business, results of operations and financial condition.

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

Part 6 - Risk Factors 128

FY2022 20-F

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

Part 6 - Risk Factors 129

FY2022 20-F

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

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors and have registered or applied to register many of these. However, occasionally third parties may have already registered identical or similar marks for products or solutions that also address the software market. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand through out our key markets. There can also be no assurance that pending or future trademark applications will be approved in a timely manner, or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our platform, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

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

Part 6 - Risk Factors 130

FY2022 20-F

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year.

Part 6 - Risk Factors 131

FY2022 20-F

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

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

Part 6 - Risk Factors 132

FY2022 20-F

•	the Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•	the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

•	an amendment to our amended and restated articles of association generally, in addition to the approval of our board of directors, requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on our board of directors requires, in addition to the approval of our board of directors, a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;

•	our amended and restated articles of association restrict us, subject to certain exceptions, from engaging in certain business combination transactions with any shareholder who holds 20% or more of our voting power. The transactions subject to such restrictions include mergers, consolidations, and dispositions of our assets with a market value of 10% or more of our assets or outstanding shares. Subject to certain exceptions, such restrictions will apply for a period of three years following (i) the closing of the offering for any of our shareholders holding 20% or more of our voting power immediately prior to the offering and (ii) each time a shareholder became the holder of 20% or more of our voting power;

•	our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders;

•	our amended and restated articles of association provide that director vacancies may be filled by our board of directors; and

Part 6 - Risk Factors 133

FY2022 20-F

•	Roy Mann, one of our Co-Founders and Co-Executive Officers and a member of our board of directors, holds one founder share, which provides Mr. Mann with certain veto rights over the approval of certain corporate transactions. See “Risks Relating to Our Operations as a Public Company and our Ordinary Shares— One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.”

•	Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to a certain share swap transaction, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

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

Part 6 - Risk Factors 134

FY2022 20-F

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

The Israeli government is currently pursuing extensive reforms to Israel’s judicial system. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed reforms may negatively impact the business environment in Israel including due to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Part 6 - Risk Factors 135

FY2022 20-F

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

Part 6 - Risk Factors 136

FY2022 20-F

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (“Patent Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Patent Law. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that, as of December 31, 2022 and 2021, we have been eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, including, inter alia, a reduced corporate tax rate on Israeli preferred technology taxable income, as defined in the Investment Law and its regulations. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, canceled, or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates (currently 23%). Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

Part 6 - Risk Factors 137

FY2022 20-F

Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel, shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (“Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules, and regulations. This exclusive forum provision may limit a shareholders’ ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

Risks Related to our Digital Lift Initiative and the Digital Lift Foundation

The novelty of our Digital Lift Initiative makes its efficacy unpredictable and makes us susceptible to unintended consequences.

Our Digital Lift Initiative is predicated on us using our platform and resources to facilitate a robust digital transformation in the nonprofit sector. Pursuant to this initiative, we intend to offer up to $1 worth of free or substantially discounted monday.com subscriptions to nonprofit organizations, including product support, for every $1 of revenue we generate. We also provide every employee with the opportunity to take time off to volunteer 1% of their paid work time to any approved charitable or community initiative.

Part 6 - Risk Factors 138

FY2022 20-F

In order to facilitate the activities of the Digital Lift Initiative, we intend to established the Digital Lift Foundation and have reserved 778,500 of our ordinary shares to be issued to the Digital Lift Foundation commencing two or more years following the closing of our IPO, and for a period of approximately 10 years, we intend to issue additional ordinary shares or warrants exercisable for ordinary shares to the Digital Lift Foundation in order to continue to fund its charitable initiatives to promote the Digital Lift Initiative. As of the date of this annual report, we have not determined the number of ordinary shares and/ or warrants exercisable for ordinary shares that will be issued to the Digital Lift Foundation, as such decision will largely depend on the funding requirements and performance of the Digital Lift Foundation on an ongoing basis. However, we have determined that we will limit any equity contribution to the Digital Lift Foundation to no more than 1% of our outstanding ordinary shares on an annual basis, measured as of the end of each fiscal year, with any unissued amount up to a maximum of 1% in the aggregate measured as of the end of the prior fiscal year carried over to subsequent fiscal years.

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

We designed our Digital Lift Initiative with the intention of increasing our positive social impact, and not to maximize shareholder value or to further our business model. Our Digital Lift Initiative may not operate as intended over time or on a larger scale, and we may suffer unintended consequences as a result of perceived problems with the Digital Lift Foundation. For example:

•	Our commitment to charitable donations through the Digital Lift Foundation may not align our interests with those of our customers and shareholders. Moreover, our commitment to charitable donations may not resonate with new or existing customers and shareholders and may fail to attract new customers and shareholders to the Company.

•	The amount of equity contributed to the Digital Lift Foundation over time may be viewed as excessively dilutive to new and existing shareholders.

•	We have no control over how the Digital Lift Foundation will deploy the capital that we donate to it over time. As such, the Digital Lift Foundation may deploy funds in a way that fails to align with our corporate values and culture.

•	If the majority of the members of the Digital Lift Foundation’s board of directors do not remain independent from the Company or if in the future, we try to exert control over the Digital Lift Foundation, tax authorities may view the Digital Lift Foundation as an extension of the Company and require us to treat the Digital Lift Foundation as a consolidated subsidiary of the Company for financial and tax reporting purposes.

Part 6 - Risk Factors 139

FY2022 20-F

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

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000, and other anti-corruption, anti-bribery laws and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and generally prohibit companies and their employees and agents from directly or indirectly promising, authorizing, making, offering, soliciting, or receiving improper payments of anything of value to or from government officials or others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecutions, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, collateral litigation, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our business, results of operations and financial condition.

Part 6 - Risk Factors 140

FY2022 20-F

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

Some of our business activities may be subject to various restrictions under U.S., Israeli and EU export controls and trade and economic sanctions laws, including, among others, the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S., Israeli and EU export control laws and U.S., Israeli and EU economic sanctions laws may prohibit or restrict the sale or supply of certain products, including encryption items and technology, and services to certain governments, persons, and entities and countries and territories, including those that are the target of comprehensive sanctions. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit the ability of our customers to implement our platform in those countries. Although we take precautions to prevent transactions with sanctions targets and our platform from being provided and accessed in sanctioned countries in violation of such laws and regulations, such as IP address blocking functionality, screenings of our users against government lists of restricted and prohibited persons, training our employees and the development of a global trade controls policy, we cannot guarantee that such precautions are or will be fully effective. Our platform has in the past, and could in the future, be provided and accessed in sanctioned countries inadvertently in violation of such laws despite the precautions we take. We could inadvertently provide access to our platform to persons prohibited by U.S., Israeli and EU sanctions. Failing to comply with these laws and regulations could result in negative consequences to us, including that we and certain of our employees could be subject to civil or criminal penalties, government investigation, loss of export privileges or reputational harm. Further, obtaining the necessary authorizations, including any required licenses, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.

Part 6 - Risk Factors 141

FY2022 20-F

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

Geopolitical conflict, including as a result of the conflict between Russia and Ukraine, may adversely affect our business and results of operations.

We have operations or activities in countries and regions outside Israel and the United States, including Europe. As a result, our global operations are affected by economic, political, and other conditions in the foreign countries in which we do business. Specifically, Russian actions with respect to Ukraine have resulted in the imposition of certain sanctions by U.S., EU, UK and other jurisdictions, creating substantial uncertainty about the future impact on global markets. We cannot predict the impact of Russian activities in Ukraine and any heightened military conflict, economic impact or geopolitical instability, including heightened operating risks in Russia and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, higher energy costs and higher supply chain costs. Any of the foregoing could have substantial impacts on regional and global economics and a material adverse effect on our business, financial condition, and results of operations.

Part 6 - Risk Factors 142

FY2022 20-F

Part 7 - Additional Information

About Us

monday.com was founded in 2012 under the name DaPulse Labs Ltd. and changed its name to monday.com Ltd. in December 2017. In June 2021, we listed our shares on the Nasdaq Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 514744887. Our principal executive offices are located at 6 Yitzchak Sadeh, Tel Aviv Israel, and our telephone number is +972(55) 939-7720. Our website address is www.monday.com. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://sec.report. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is monday.com, Inc., located at 225 Park Avenue South, New York, NY 10003.

Memorandum and Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this annual report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

Share Capital

Our authorized share capital consists of 99,999,999 ordinary shares, no par value per share, of which 47,737,868 ordinary shares are issued and outstanding as of December 31, 2022.

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

Part 7 - Additional Information 143

FY2022 20-F

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association;

•	appointment, terms of service and/or termination of service of our auditors;

•	appointment of directors, including external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

Part 7 - Additional Information 144

FY2022 20-F

Compensation

Directors

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

Executive officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision.

An amendment to an existing arrangement with an officeholder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the Chief Executive Officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Co-Chief Executive Officers) may be approved by the Chief Executive Officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Part 7 - Additional Information 145

FY2022 20-F

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer (including a co-chief executive officer) is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms for the company’s Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer candidate did not have a prior business relationship with the company or was not a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate. In the event that the Chief Executive Officer candidate also serves as a member of the board of directors, his or her compensation terms as Chief Executive Officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of directors and executive officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2022, was approximately $17.5 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued during the year ended December 31, 2021 and paid during the year ended December 31, 2022). This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2022, our directors and executive officers were granted options to purchase an aggregate of 199,514 ordinary shares, at a weighted average exercise price of $211.78 per share, and 24,504 RSUs per our 2021 Share Incentive Plan, or the 2021 Plan.

Part 7 - Additional Information 146

FY2022 20-F

We pay each of our non-employee directors an annual cash payment of $30,000 (or $60,000 for the chairperson) with additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) for each member of the Audit Committee; $6,000 (or $12,000 for the chairperson) for each member of the Compensation Committee; $4,000 (or $8,000 for the chairperson) for each member of the Nominating Committee; and $4,000 (or $8,000 for the chairperson) for each member of the Environmental, Social and Governance Committee. In addition, upon his or her initial appointment or election, each non-employee directors shall be granted a one-time equity award under our incentive plan at a value of $300,000 which shall vest in 12 equal quarterly installments over a three-year period, subject to such director’s continued service through such dates. In addition, each non-employee director will be granted equity awards, on an annual basis, under our incentive plan (provided the director is still on the board of directors) at a value of $175,000, which will vest on the first anniversary of the date on which such equity awards were granted, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction and a preceding or subsequent termination of service.

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

The following describes the compensation of our five most highly compensated Covered Officers for, and with respect to, the year ended December 31, 2022. All amounts specified are in terms of cost to the Company as recorded in our financial statements, and presented below in U.S. dollar amounts in thousands. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.35, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2022:

•	Roy Mann, our Co-Chief Executive Officer. Compensation costs recorded in 2022 of $293 in salary expenses and $65 in social benefits costs.

•	Eran Zinman, our Co-Chief Executive Officer. Compensation costs recorded in 2022 of $293 in salary expenses and $48 in social benefits costs.

•	Eliran Glazer, our Chief Financial Officer. Compensation costs recorded in 2022 of $278 in salary expenses and $69 in social benefits costs.

Part 7 - Additional Information 147

FY2022 20-F

•	Yoni Osherov, our Chief Revenue Officer. Compensation expenses recorded in 2022 of $260 in salary expenses and $74 in social benefits costs.

•	Daniel Lereya, our Vice President of Research & Development and Product. Compensation costs recorded in 2022 of $259 in salary expenses and $72 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, vacation, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

Our Covered Executives voluntarily waived their cash bonuses for the year ended December 31, 2022; accordingly, we did not record expenses in respect of any such cash bonuses.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022 for options and RSUs granted to Roy Mann, Eran Zinman, Eliran Glazer, Yoni Osherov, and Daniel Lereya of $2,106, $2,106, $3,820, $2,156 and $2,134, respectively. The aforementioned equity-based compensation is subject to a time-based vesting schedule, hence the above expenses reflect also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in this annual report. All equity-based compensation grants to our Covered Officers were made in accordance with the parameters of our Company’s compensation policy and were approved by the company’s compensation committee and board of directors.

Employment agreements with executive officers and directors

Employment Agreements. We have entered into employment agreements with each of our executive officers. These agreements each contain provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days advance written notice to the other party. We may also terminate an executive officer’s employment agreement for good reason (as defined in the applicable employment agreement) or in the event of a merger or acquisition transaction.

Part 7 - Additional Information 148

FY2022 20-F

Equity Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. In August 2021, we began granting RSU, to our non-employee directors, and in February 2022 to our executive officers. Such equity agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. Awards have been issued to our directors and executive officers under our 2013 Option Plan, 2017 Option Plan (together - “Prior Plans”), and 2021 Option Plan (“2021 Plan”). Our board of directors, a duly authorized committee of our board of directors, or the administrator, will administer the Prior Plans and the 2021 Plan. Under the Prior Plans and the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the Prior Plans and the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, prescribe the forms of agreement for use under the Prior Plans and the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the Prior Plans and the 2021 Plan. Other than by will, the laws of descent and distribution or as otherwise provided under the Prior Plans and the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Exculpation, Indemnification, and Insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure our Covered Officers to the fullest extent permitted by the Companies Law. We have entered into agreements with certain Covered Officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions (including with respect to our IPO) to the extent that these liabilities are not covered by insurance.

Board practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business, and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Co-Chief Executive Officers (each referred to as a “general manager” under the Companies Law) are responsible for our day-to-day management. Our Co-Chief Executive Officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment agreement that we have entered into with each of them. All other executive officers are appointed by the Co-Chief Executive Officers, subject to applicable corporate approvals, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Part 7 - Additional Information 149

FY2022 20-F

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

Our directors who are not external directors are divided among the three classes as follows:

•	the Class I director is Roy Mann, and his term will expire at our annual general meeting of shareholders to be held in 2025;

•	the Class II directors are Eran Zinman and Aviad Eyal, and their terms will expire at our annual meeting of shareholders to be held in 2023; and

•	the Class III directors are Avishai Abrahami and Jeff Horing, and their term will expire at our annual meeting of shareholders to be held in 2024.

Gili Iohan and Ronen Faier serve as our external directors, and their terms will expire at our annual meeting of shareholders to be held in 2024.

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

Part 7 - Additional Information 150

FY2022 20-F

Board diversity matrix (As of December 31, 2021 and December 31, 2022)
Country of principal executive offices:	Israel
Foreign Private Issuer	Yes
Disclosure prohibited under home country law	No
Total number of directors	7

Part I: gender identity
	Female	Male	Non-binary	Did not disclose gender
Directors	1	5	0	1
Part II: demographic background
Underrepresented individual in home country jurisdiction	0
LGBTQ+	0
Did not disclose demographic background	1

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

Part 7 - Additional Information 151

FY2022 20-F

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

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as to a disinterested majority; or

•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

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

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

•	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights

Part 7 - Additional Information 152

FY2022 20-F

and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;

•	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

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

Part 7 - Additional Information 153

FY2022 20-F

directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person, or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant, and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and similar types of disqualifying relationships include (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

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

Part 7 - Additional Information 154

FY2022 20-F

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

Part 7 - Additional Information 155

FY2022 20-F

Audit committee

Our audit committee consists of Ronen Faier, Gili Iohan, and Aviad Eyal. Mr. Faier serves as the chairperson of the audit committee. Our board of directors has determined that Ronen Faier is an audit committee financial expert as defined by SEC rules. All of our Audit Committee members, including Mr. Faier, satisfy the independence requirements set forth in Nasdaq corporate governance rules and Rule 10A-3 under the Exchange Act.

Companies law requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be composed of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the (i) chairperson of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

Each member of our audit committee is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Part 7 - Additional Information 156

FY2022 20-F

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

Part 7 - Additional Information 157

FY2022 20-F

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

Compensation committee

Our compensation committee consists of Gili Iohan, Ronen Faier, and Aviad Eyal. Ms. Iohan serves as chairperson of the committee.

Companies law requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to the Company) must be composed of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. The chairperson of the compensation committee must be an external director. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

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

Compensation committee role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	making recommendations to the board of directors with respect to the approval of the compensation policy for Covered Officers and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

Part 7 - Additional Information 158

FY2022 20-F

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of Covered Officers; and

•	exempting, under certain circumstances, transactions with our Co-Chief Executive Officers from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

•	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•	reviewing and approving the granting of options and other incentive awards to our Co-Chief Executive Officers and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Co-Chief Executive Officers and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding Covered Officers’ compensation pursuant to the Companies Law; and

•	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

Part 7 - Additional Information 159

FY2022 20-F

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the Company.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of Covered Officers, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for Covered Officers, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities

•	prior compensation agreements with the office holder;

•	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•	if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

Part 7 - Additional Information 160

FY2022 20-F

•	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things, with regards to variable components:

•	with the exception of Covered Officers who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy, which became effective immediately prior to the closing of our IPO, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short-and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Part 7 - Additional Information 161

FY2022 20-F

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

Part 7 - Additional Information 162

FY2022 20-F

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our Co-Chief Executive Officers to approve an immaterial change to the terms of employment of an executive officer who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

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

Environmental, social, and governance committee

Our environmental, social, and governance committee consists of Roy Mann, Eran Zinman and Aviad Eyal, with Mr. Mann serving as chair. Our board of directors has adopted an environmental, social, and governance committee charter setting forth the responsibilities of the committee, which include:

•	recommending to our board of directors the Company’s overall environmental, social, and governance strategies, including, but not limited to environmental, health and safety, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying, and other public policy matters relevant to the Company (collectively, “ESG Matters”);

•	overseeing the Company’s policies, practices, and performance with respect to ESG Matters;

•	overseeing the Company’s reporting standards in relation to ESG Matters;

•	reporting to the board of directors of the Company about current and emerging topics relating to ESG Matters that may affect the business, operations, performance, or public image of the Company or are otherwise pertinent to the Company and its stakeholders and, if appropriate, detailing actions taken in relation to the same;

Part 7 - Additional Information 163

FY2022 20-F

•	assessing the performance of the members of our board;

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business; and

•	advising the board of directors of the Company on shareholder proposals and other significant stakeholder concerns relating to ESG Matters.

Employees

As of December 31, 2022, we had 1,549 employees, representing a 45.6% growth since December 31, 2021. With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

For additional discussion on the strength of our culture and our investment in human capital, see Business Overview—Environmental, Social and Governance.

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under the law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in this Part 7, in “Part 5 - Operating and Financial Review and Prospects” or elsewhere in this annual report.

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

Part 7 - Additional Information 164

FY2022 20-F

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

Code of ethics

We have adopted a Code of Ethics and Conduct applicable to our executive officers, directors and all other employees, which is intended to meet the definition of “code of ethics” of Form 20-F. A copy of the Code of Ethics and Conduct is made available to every employee of the Company and is also available on our website at https://ir.monday.com.

Pursuant to Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to either of our Co-Chief Executive Officers or our Chief Financial Officer or other persons performing similar functions and relates to any element of the code of ethics definition enumerated in of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Form 20-F. We granted no waivers under our code in 2022.

Purchases of equity securities by the issuer and affiliated purchasers

There were no purchases of our equity securities by the Company or any affiliated purchaser during the year ended December 31, 2022.

Corporate governance

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose those Nasdaq rules with which we do not comply and the equivalent Israeli requirements that we follow instead.

Part 7 - Additional Information 165

FY2022 20-F

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

Part 7 - Additional Information 166

FY2022 20-F

Exhibits

The following are filed as exhibits hereto:

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant
2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
2.2*	Description of Securities
4.1	Form of Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain holders of its ordinary shares (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.3	2013 Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.4	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.5	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.6	2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.7	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.8	Ordinary Shares Purchase Agreement by and among the Registrant, Salesforce Ventures LLC and salesforce.com, Inc., dated as of June 1, 2021. (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))

Exhibits 167

FY2022 20-F

4.9	Ordinary Shares Purchase Agreement by and between the Registrant and Zoom Video Communications, Inc., dated as of June 1, 2021 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.3*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.3*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
15.1*	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network
101. INS	Inline XBRL Instance Document. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Exhibits 168

FY2022 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

monday.com Ltd.

/s/ Eliran Glazer

Eliran Glazer

Chief Financial Officer

Date: March 14, 2023

Exhibits 169

FY2022 20-F

MONDAY.COM LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Monday. com Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ equity (Deficit), and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2  171

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-3  172

Revenue Recognition — Refer to Note 2.L to the financial statements

Critical Audit Matter Description

The Company generates revenue from the sale of subscriptions to customers to access its cloud-based platform. The Company’s subscription agreements are accounted for as service contracts. Subscription agreements with certain enterprise customers of the Company may include non-standard terms and conditions.

Subscription agreements with enterprise customers require additional effort and judgment by management in evaluating the impact of such contractual terms on revenue recognition.

Given the management judgment required to evaluate the Company’s subscription agreements with enterprise customers, auditing these contracts required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s subscription agreements with enterprise customers included the following, among others:

–	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over revenue recognition, including management’s controls over the revenue recognition analysis.

–	We selected a sample of enterprise subscription agreements with customers and performed the following to evaluate the Company’s revenue recognition analysis:

•	Obtained and read the subscription agreement and independently assessed the terms of the contract.

•	Performed an independent calculation of the revenue to be recognized for the period based on the agreement terms.

•	Evaluated the completeness and accuracy of the revenue recognition by comparing our independent calculation to that of management.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 14, 2023

We have served as the Company’s auditor since 2012.

F-4  173

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of monday.com Ltd. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 14, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

F-5  174

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 14, 2023

F-6  175

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
ASSETS	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$885,894	$886,812
Accounts receivable - net of allowance for doubtful accounts of $408 and $249, as of December 31, 2022, and 2021, respectively	13,226	8,509
Prepaid expenses and other current assets	24,725	18,172
Total current assets	923,845	913,493
Property and equipment, net	34,416	19,599
Operating lease right-of-use assets	80,197	—
Other long-term assets	585	100
Total assets	$1,039,043	$933,192

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,335	$23,612
Accrued expenses and other current liabilities	73,706	70,135
Deferred revenue	198,099	134,438
Operating lease liabilities, current	19,083	—
Total current liabilities	298,223	228,185
Operating lease liabilities, non-current	58,638	—
Deferred revenue, non-current	2,442	1,612
Total liabilities	359,303	229,797

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value – Authorized: 99,999,999 as of December 31, 2022, and 2021; Issued and Outstanding: 47,737,868 and 44,924,039 as of December 31, 2022, and 2021 respectively	—	—
Founders’ shares, no par value: Authorized: 1 share as of December 31, 2022, and 2021; Issued and Outstanding: 1 share as of December 31, 2022, and 2021	—	—
Accumulated other comprehensive income (loss)	(3,210)	594
Additional paid-in capital	1,265,477	1,148,461
Accumulated deficit	(582,527)	(445,660)
Total shareholders’ equity	679,740	703,395
Total liabilities, and shareholders’ equity	$1,039,043	$933,192

The accompanying notes are an integral part of the consolidated financial statements.

F-7  176

MONDAY.COM AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Revenue	$519,029	$308,150	$161,123

Cost of revenue	66,528	39,013	22,488

Gross profit	452,501	269,137	138,635

OPERATING EXPENSES
Research and development	127,047	73,686	43,480
Sales and marketing	392,068	268,083	191,353
General and administrative	85,401	53,493	54,339

Total operating expenses	604,516	395,262	289,172

Operating loss	(152,015)	(126,125)	(150,537)

Financial income (expenses), net	22,554	(838)	526

Loss before income taxes	(129,461)	(126,963)	(150,011)
Taxes on income	(7,406)	(2,331)	(2,192)

Net loss	$(136,867)	$(129,294)	$(152,203)

Net loss per share attributable to ordinary shareholders’, basic and diluted	$(2.99)	$(4.53)	$(14.19)

Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	45,804,714	30,332,006	12,048,909

The accompanying notes are an integral part of the consolidated financial statements.

F-8  177

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net loss	$(136,867)	$(129,294)	$(152,203)
Other comprehensive income (loss):
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period	(11,386)	953	—
Gains (losses) reclassified into earnings, net of tax	7,582	(359)	—

Net current-period other comprehensive income (loss)	(3,804)	594	—
Comprehensive loss	$(140,671)	$(128,700)	$(152,203)
F-9  178

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

			Number of	Number of	Additional	Accumulated Other
	Convertible Preferred Shares		Ordinary	Founders’	Paid-in	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Shares	Shares	Capital	Income (loss) (**)	Deficit	Equity (Deficit)
Balance as of January 1, 2020	26,440,239	$233,496	11,772,038	—	$33,542	$—	$(164,163)	$(130,621)
Exercise of options	—	—	582,433	—	542	—	—	542
Share-based compensation	—	—	—	—	64,725	—	—	64,725
Net loss	—	—	—	—	—	—	(152,203)	(152,203)
Balance as of December 31, 2020	26,440,239	$233,496	12,354,471	—	$98,809	$—	$(316,366)	$(217,557)
Exercise of options	—	—	1,090,670	—	5,249	—	—	5,249
Issuance of ordinary shares upon vesting of restricted share units	—	—	917	—	—	—	—	—
Conversion of convertible preferred shares to ordinary shares in connection with Initial Public Offering (IPO)	(26,440,239)	(233,496)	26,440,239	—	233,496	—	—	233,496
Issuance of Ordinary and Founders’ shares in connection with concurrent IPO and private placement, net of underwriting discounts and issuance costs (*)	—	—	5,037,742	1	735,856	—	—	735,856
Share based compensation	—	—	—	—	75,051	—	—	75,051
Other comprehensive income	—	—	—	—	—	594	—	594
Net loss	—	—	—	—	—	—	(129,294)	(129,294)
Balance as of December 31, 2021	—	$—	44,924,039	1	$1,148,461	$594	$(445,660)	$703,395
Exercise of options	—	—	2,693,614	—	6,133	—	—	6,133
Issuance of ordinary shares upon vesting of restricted stock units	—	—	81,976	—	—	—	—	—
Issuance of ordinary shares under employee share purchase plan	—	—	38,239	—	3,681	—	—	3,681
Share based compensation	—	—	—	—	107,202	—	—	107,202
Other comprehensive loss	—	—	—	—	—	(3,804)	—	(3,804)
Net loss	—	—	—	—	—	—	(136,867)	(136,867)
Balance as of December 31, 2022	—	$—	47,737,868	1	$1,265,477	$(3,210)	$(582,527)	$679,740

(*) Net of underwriting discounts and issuance costs of $44,995.

(**) As of December 31, 2022 and 2021 accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives of $(3,804) and $594, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

F-10  179

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(136,867)	$(129,294)	$(152,203)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	8,567	2,746	1,888
Capital loss from sale of property and equipment	—	76	—
Share-based compensation	104,920	73,529	64,345
Change in accrued interest on revolving credit facility	—	(16)	(14)

Changes in operating assets and liabilities:
Accounts receivable, net	(4,717)	(4,598)	(472)
Prepaid expenses and other assets	6,490	(13,335)	(1,828)
Accounts payable	(16,072)	(2,040)	6,773
Accrued expenses and other liabilities	326	24,915	14,598
Deferred revenue	64,491	64,372	29,738
Net cash provided by (used in) operating activities	27,138	16,355	(37,175)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(16,003)	(11,578)	(4,362)
Capitalized software development costs	(2,998)	(2,180)	(1,119)
Proceeds from sale of property and equipment	—	129	—
Changes in short-term deposits	—	10,000	(6,000)
Net cash used in investing activities	(19,001)	(3,629)	(11,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	12,181	5,249	542
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	—	735,856	—
Receipt (payment) of tax advance relating to exercises of share options and RSUs, net	(21,152)	22,258	—
Receipt (repayment) of revolving credit facility, net of payments	—	(21,000)	8,000
Capital lease payments	(84)	(91)	(72)
Net cash provided by (used in) financing activities	(9,055)	742,272	8,470
F-11 180

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(918)	754,998	(40,186)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – Beginning of year	886,812	131,814	172,000
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – End of year	$885,894	$886,812	$131,814

SUPPLEMENTAL DISCLOSURE:
Cash paid for taxes	$5,909	$3,298	$2,487
Cash paid for interest	$62	$421	$685

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash purchases of property and equipment	$205	$92	$232
Unpaid deferred offering costs	$—	$—	$174
Share-based compensation included in capitalized software development costs	$1,934	$1,522	$380
Right-of-use asset recognized with corresponding lease liability	97,289	—	—

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$885,894	$886,812	$129,814

Restricted cash – Included in other long-term assets	—	—	2,000
Total cash, cash equivalents, and restricted cash	$885,894	$886,812	$131,814

The accompanying notes are an integral part of the consolidated financial statements.

 F-12  181

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

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

monday.com has seven wholly owned subsidiaries: monday.com Inc. (the “U.S. Subsidiary”) incorporated in the United States in 2016, monday.com UK incorporated under the laws of England in 2020, monday.com PTY, incorporated in Australia in 2020, monday.com LTDA. incorporated in Brazil in 2021, monday.com K.K. incorporated in Japan in 2021, Monday.com Sp. z o.o., incorporated in Poland in 2022, and monday.com PTE, incorporated in Singapore in 2022. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), reflect the application of the significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of monday. com and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

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

 F-13  182

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.      Foreign Currency Translation and Transactions

The Company’s management has determined that the United States dollar is the currency in the primary economic environment in which monday.com and its subsidiaries operates. Thus, the Company reports its consolidated results in United States dollars. Transactions and balances that are denominated in other currencies have been remeasured into United States dollars in accordance with principles set forth in Accounting Standards Codification (“ASC”) ASC 830, Foreign currency matters. Monetary assets and liabilities denominated in the local currency are remeasured into United States dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are measured at historical rates. All exchange gains and losses from the remeasurement measured above are reflected at the consolidated statement of operations as financial expenses or income, as appropriate.

D.      Cash and Cash Equivalents

The Company classifies all unrestricted highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents. Cash equivalents consist of bank deposits and money market funds.

E.      Accounts Receivable

Accounts receivable are recorded at the invoiced amount, are unsecured and do not bear interest. The Company maintains an allowance for estimated losses inherent in its accounts receivable including potential uncollectible amounts. The allowance is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors including the payment terms of each account, its age, the collection history of each customer, and the customer’s financial condition. Doubtful accounts expense for the years ended December 31, 2022 and 2021 was $1,622 and $594, respectively. The Company wrote off bad debts in the amount of $1,463 and $609 during 2022 and 2021, respectively.

F.       Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets (see Note 2H). Expenditures for maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposals is reflected in the consolidated statement of operations in the period of disposition.

 F-14  183

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.      Internal Use Software Development Costs

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

Capitalized software development costs are included in property and equipment (see Note 4) and are amortized over the estimated useful life of the software, on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expenses are included in cost of revenue in the consolidated statement of operations. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

H.       Amortization and Impairment of Long-Lived Assets:

Long-lived assets with definite lives consist of property and equipment. Long-lived assets are amortized over their estimated useful lives which are as follows:

Years

Computers, software, and electronic equipment	3-5

Office furniture and equipment	10-14

Capitalized internal software development costs	3

Leasehold improvements	Shorter of the remaining term of the underlying lease, or estimated useful life of the asset

The Company reviews its long-lived assets for impairment whenever events or circumstances have occurred that indicate that the estimated useful lives of the long-lived assets may warrant revision or that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows of the assets or asset group are compared to the carrying value. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized based on the amount in which the carrying amount exceeds the fair value of the asset or asset group, based on discounted cash flows. There were no events or circumstances that required the Company’s long-lived assets to be tested for impairment during any of the periods presented.

 F-15  184

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.       Leases

The Company determines if an arrangement is a lease at inception by determining if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances.

The Company classifies leases at their inception as either capital or operating leases. A lease that transfers substantially all the risks and rewards incidental to ownership of the leased asset to the Company is classified as a capital lease. For capital leases, at the commencement of the lease term, the leased asset is measured at the lower of fair value or the present value of the minimum lease payments. The leased asset is depreciated over the shorter of its useful life and the lease term. See also note 2X.

For operating leases, right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As the Company’s leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Company’s understanding of what its credit rating would be. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

The lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations. The Company’s lease agreements generally do not contain any residual value guarantees, restrictions, or covenants.

For operating leases that contain renewals, or other lease incentives, the Company recognizes the rent expense on a straight-line basis over the term of the lease. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Certain lease agreements include rental payments adjusted periodically for the consumer price index (“CPI”). The ROU assets and lease liabilities were calculated using the initial CPI and will not be subsequently adjusted.

Payments for variable lease costs are expensed as incurred and are not included in the operating lease ROU assets and lease liabilities.

 F-16  185

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company utilized the practical expedient in ASC 842 and elected not to record leases with an initial term of 12 months or less on the balance sheet. Therefore, for short-term leases with a term of 12 months or less, operating lease ROU assets and lease liabilities are not recognized, and the Company records such lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

Rent expenses for the years ended December 31, 2022, 2021 and 2020, were $16,396, $4,326 and $3,287, respectively. See also note 9.

J.    Employee Related Obligations

According to the Israeli Severance Pay Law, 1963 (“Severance Pay Law”), employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one-month salary for each year of employment, or a portion thereof. The Company’s liability for severance pay is covered by the provisions of

Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Therefore, the Company does not recognize a liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet. Severance expenses for the years ended December 31, 2022, 2021 and 2020, amounted to $7,289, $4,608 and $2,721, respectively.

The Company’s U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The expenses recorded by the U.S. subsidiary for employer’s contributions were $1,551, $915 and $529 for the years ended December 31, 2022, 2021 and 2020, respectively.

K.    Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC Topic 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

 F-17  186

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.       Revenue Recognition

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

The Company’s subscription contracts are generally non-cancelable except for contracts with first-time customers whereby the contract terms provide rights to cancel the contract in the first 30 days for pro-rated refund for unutilized days. Historically, refunds have not been material, and therefore no provision for refunds was recorded to date.

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services. The Company determines revenue recognition through the following steps:

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

 F-18  187

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The Company recognized $134,438 and $70,719 of revenue during the years ended December 31, 2022 and 2021, respectively, from deferred revenue balances as of January 1, 2022 and 2021, respectively.

For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Similarly, the Company does not disclose the value of unsatisfied performance obligations since the original expected duration of most of the contracts is one year or less.

 F-19  188

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

M. Cost of Revenue

Cost of revenue primarily consists of costs related to providing subscription services to paying customers, including hosting costs, personnel-related expenses of customer support including share-based compensation, subcontractors costs, merchant and credit-cards processing fees, amortization of capitalized software development costs and allocated overhead costs.

N. Research and Development Costs

Research and development costs are expensed as incurred unless these costs qualify for capitalization as internal-use software development costs. Research and development expenses consist primarily of personnel-related expenses, including share-based compensation and allocated overhead costs.

O. Sales and Marketing

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel including share-based compensation, online marketing expenses and other advertising costs, partners’ commissions and allocated overhead costs. Sales and marketing expenses are expensed as incurred. Advertising costs amounted to $181,447, $143,472 and $129,101, in the years ended December 31, 2022, 2021 and 2020, respectively.

P.     General and Administrative

General and administrative expenses primarily consist of costs of the Company’s executive, finance, legal and other administrative personnel including share-based compensation, professional service fees, and allocated overhead costs.

Q.      Accounting for Share-Based Compensation

The Company accounts for share-based compensation under ASC Topic 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, non-employee consultants and directors, including options, restricted share units (“RSUs”), and shares issued pursuant to the employee share purchase plans (“ESPP”) based on the fair value of the awards on the date of grant as follows: (i) share options – the fair value is based on the Black-Scholes option-pricing model, (ii) RSUs – the fair value is based on the closing trading price of the underlying shares at the date of grant and, (iii) ESPP – the fair value is based on the Monte-Carlo simulation model due to certain limitation on the number of shares per employee.

The expense for share-based compensation cost is recognized over the requisite service period of each individual grant using the graded vesting attribution method for both service-based and performance-based awards. Forfeitures are accounted for as they occur.

 F-20  189

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company granted its Co-CEOs performance-based awards. The number of performance awards earned and eligible to vest are generally determined after a one-year performance period, based on achievement of certain Company financial performance measures and the recipient’s continued service. The Company recognizes share-based compensation expense for the performance awards using the fair value at the date of grant over the requisite service when it is probable that the performance conditions will be achieved and adjusts the number of units expected to vest based on interim estimates of performance against the pre-set objectives.

Valuation assumptions:

I.	Options:

The Black-Scholes option-pricing model requires the Company to make several assumptions, including the value of the Company’s ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of share options.

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

Commencing June 10, 2021, the ordinary shares of the Company are publicly traded. Prior to the Initial Public Offering (“IPO”), the fair value of ordinary shares underlying the options has historically been determined by management with the assistance of a third-party valuation firm and approved by the Company’s board of directors.

The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Year ended December 31,
	2022	2021	2020
Risk-free interest rate	1.89%-4.3%	0.68%-1.15%	0.3%-0.58%

Expected dividend yield	0%	0%	0%

Expected term (in years)	5-7	5-8	5-8

Expected volatility	49%-57%	49%-50%	47%-48%

F-21  190

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

II. ESPP plan:
Year ended December 31,
2022
Risk-free interest rate	0.46%-2.87%
Expected dividend yield	0%
Expected term (in years)	0.5
Expected volatility	97%-98%

R.       Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740 (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2022 and 2021, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2022 and 2021, no liability for unrecognized tax benefits was recorded due to immateriality.

S.       Net Loss Per Share Attributable to Ordinary Shareholders

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

 F-22  191

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

anti-dilutive in all periods presented. The potentially dilutive options to purchase ordinary shares and RSUs that were excluded from the computation amounted to 4,617,018, 6,302,344 and 5,909,263, for the years ended December 31, 2022 and 2021 and 2020, respectively, because including them would have been anti-dilutive. The Company’s Convertible preferred shares were also excluded from the computation and amounted to 26,440,239 shares for the year ended December 31, 2020.

Basic and diluted net loss per share was presented in conformity with the two-class method for participating securities prior to the Company’s IPO for the year ended December 31, 2020. The Founder’s share is not a participating security and therefore excluded from the net loss per share.

The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Prior to their conversion, the Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the years ended December 31, 2021 and 2020, was not allocated to the Company’s participating securities.

T.       Concentration of Credit Risks

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents (including money market funds and bank deposits up to three months) and accounts receivable.

For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions with high-quality credit ratings in the United States, Israel and Luxemburg and has not experienced any losses in such accounts.

For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets. For each of the years ended December 31, 2022, and 2021, there were no individual customers that accounted for 10% or more of the Company’s revenues. The Company’s accounts recieveable are geographically diversified and derived primarily from sales in the United States, EMEA, and APAC. To manage its accounts receivable risk, the Company evaluates the credit worthiness of its customers and maintains allowances for potential credit losses.

F-23  192

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company has not historically experienced any material credit losses related to individual customers or groups of customers in any specific area or industry.

U.    Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision makers are its two Co-Chief Executive Officers (“Co-CEO”), who review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 16.

V.     Fair Value measurements

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

The carrying amount of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, and accrued expenses, are stated at their carrying value, which approximates fair value due to the short maturities of these instruments.

Assets measured at fair value on a recurring basis as of December 31, 2022, are comprised of money market funds and derivative instruments (see Note 7). Assets measured at fair value on a recurring basis as of December 31, 2021, are comprised of derivative instruments.

F-24  193

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

W. Derivative Financial Instruments

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

The Company has established forecasted transaction currency risk management programs to protect against fluctuations in fair value and the volatility of future cash flows caused by changes in exchange rates. The Company’s currency risk management program includes foreign exchange contracts designated as cash flow hedges. These foreign exchange contracts generally mature within 12 months. See Note 6.

In addition, occasionally the Company enters into swaps, options and forward contracts to hedge a portion of its monetary items in the balance sheet, such as cash and cash equivalents balances, denominated in British Pound, Australian Dollar and Euro for short-term periods, as well as operating lease liabilities balances denominated in NIS. The purpose of these contracts is to protect the fair value of the monetary assets from foreign exchange rate fluctuations. Gains and losses from derivatives related to these contracts are not designated as hedging instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.

F-25  194

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

X. Recently Adopted Accounting Pronouncements:

On January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, “Leases” (ASC 842) using a modified retrospective transition approach. It applied Topic 842 to all leases as of January 1, 2022 without adjusting the comparative periods presented which requires lessees to include all leases on their balance sheets, whether operating or financing. Upon adoption, the Company recognized total ROU asset of $58,084, with corresponding liability in the same amount on the consolidated balance sheets. The adoption did not impact the beginning retained earnings, or prior year consolidated statements of operations and statements of cash flows.

On January 1, 2022, the Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” (ASC 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected, include accounts receivable. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The adoption of the guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12). The ASU simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The Company prospectively adopted this ASU effective January 1, 2022. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

F-26  195

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2022	2021
Prepaid expenses	$13,610	$12,733
Government institutions	2,268	3,520
Derivative instruments	-	656
Interest to receive	3,872	240
Short-term vendor deposits	3,924	282
Other current assets	1,051	741

Total prepaid expenses and other current assets	$24,725	$18,172

NOTE 4: PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Computer, software, and electronic equipment	$12,569	$8,095
Office furniture and equipment	6,926	4,458
Leasehold improvements	13,289	6,700
Capitalized internal software development costs	10,597	5,666
Capital leases	254	254
Property and equipment, gross	43,635	25,173
Less accumulated depreciation and amortization	$(9,219)	$(5,574)
Property and equipment, net	$34,416	$19,599

Depreciation and amortization expense was $5,913, $2,746 and $1,888, for the years ended December 31, 2022, 2021 and 2020, respectively.

During the years ended December 31, 2022, 2021 and 2020 no material capital losses were recorded.

The Company capitalized costs related to the development of internal-use software of $4,931, $3,702 and $1,499, for the years ended December 31, 2022, 2021 and 2020, respectively. Amortization of capitalized software development costs was $1,492, $547 and $232 for the years ended December 31, 2022, 2021 and 2020, respectively. The net carrying value of capitalized internal-use software was $8,233, $4,793 and $1,638 as of December 31, 2022, 2021 and 2020, respectively.

F-27  196

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2021
Accrued employee compensation and benefits	$44,639	$51,953
Accrued expenses	18,983	13,149
Capital lease – short-term	-	84
Derivative instruments	3,208	-
Advances from customers	2,805	2,134
Income and indirect taxes payable	4,071	2,815
Total	$73,706	$70,135

NOTE 6: DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

The fair values of derivative instruments and the line items to which they were recorded are summarized as follows:

Balance sheet line item		December 31,
		2022	2021
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current liabilities	(3,208)	—
	Prepaid expenses and other current assets	—	705

		$(3,208)	$705
Derivatives not designated as hedging instruments:
	Prepaid expenses and	—	(49)
Foreign exchange contracts	other current assets
		—	(49)

Total		$(3,208)	$656

F-28  197

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: DERIVATIVES AND HEDGING (cont.)

The effect of derivative instruments on cash flow hedging, as well as the effect of instruments not designated as hedge and the relationship between income and other comprehensive income for the years ended December 31, 2022 and December 31, 2021, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective-Portion of Derivative, net		Realized Gain (Loss) on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)(**)
	Year ended December 31		Year ended December 31		Year ended December 31
	2022	2021	2022	2021	2022	2021
Derivatives designated as hedging instruments:

Foreign exchange contracts	$(11,386)	$953	$7,582	$(359)	$—	$—

	(11,386)	953	7,582	(359)	—	—

Derivatives not designated as hedging instruments:

Foreign exchange contracts	—	—	—	—	(1,801)	49

	—	—	—	—	(1,801)	49
Total	$(11,386)	$953	$7,582	$(359)	$(1,801)	$49

(*) Classified in operating expenses in the Consolidated Statement of Operations.

(**) Includes derivatives not designated as accounting hedge. Classified in financial income (expense), net, in the Consolidated Statement of Operations.

F-29  198

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: DERIVATIVES AND HEDGING (cont.)

The notional amounts of the outstanding derivatives are summarized as follows:

	As of December 31,
	2022	2021
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$81,557	$36,013
	$81,557	$36,013
Derivatives not designated as hedging instruments:
Foreign exchange contracts:
GBP	—	4,054
Euro	—	2,830
AUD	—	581
	—	7,465
Total	$81,557	$43,478

NOTE 7: FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its money market funds, bank deposits, and foreign currency derivative contracts at fair value. Money market funds are classified within Level 1. This is because these assets are valued using quoted market prices. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Company’s financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	As of December 31,
	2022			2021
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Bank deposits	$625,000	$—	$625,000	$604,000	$—	$604,000
Money market funds	80,888	—	80,888	—	—	—
Foreign currency
derivative contracts:
Foreign exchange contracts	—	(3,208)	(3,208)	—	656	656

Total	$705,888	$(3,208)	$702,680	$604,000	$656	$604,656

F-30  199

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: REVOLVING CREDIT FACILITY

On December 30, 2020, the Company secured a revolving credit facility (“the facility”), with the following terms: The Company can borrow up to an aggregated principal amount of $80,000 against a certain Monthly Recurring Revenues (“MRR”) formula until December 2022. Amounts borrowed under the facility accrue interest at the rate equal to one month Libor + 2.6% for amounts of up to $8,000, which will increase to one-month LIBOR plus 2.85% per annum on September 1, 2022, and one-month Libor + 2.85 % per annum for amounts above $8,000, with accrued interest payable monthly. The Company shall pay a fee of 0.2% per annum on unutilized amounts eligible for drawdown, calculated daily and payable on a quarterly basis. In conjunction with the facility, the Company paid upfront issuance fees of $180 in January 2021, which will be amortized over the two-year term of the agreement. As of December 31, 2022, the Revolving Credit Facility has expired.

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

Borrowings under the credit facility were available based on a certain ratio of the Company’s MRR (defined in the agreement as the monthly value of services, software licenses, rentals and subscription revenue on a consolidated basis excluding non-recurring sales of services or other transaction revenue not in the ordinary course of business, and churn) and subject to certain other financial covenants, including maintaining a minimum liquidity balance (defined as cash and cash equivalents plus short-term deposits) of $30,000 as of December 31, 2021, and certain minimal quarterly growth in MRR, all of which were met as of December 31, 2021. In July 2021 the Company repaid all the outstanding balance under the credit facility.

The Company had total unutilized credit facilities available for borrowing of $80,000 as of December 31, 2022 and 2021. During the years ended December 31, 2022, 2021 and 2020, the Company recorded interest expenses in the amount of $62, $316 and $671, respectively, in connection with the credit facility.

F-31  200

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: LEASES

A.	Operating leases

The Company has entered into various non-cancelable operating leases for its offices expiring between fiscal 2022 and 2031. Certain lease agreements contain an option for the Company to extend the lease term or an option to terminate a lease early. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. Additionally, the Company entered into certain cancelable monthly lease agreements for short-term periods of up to one year.

B.	Capital Lease

On November 13, 2019, the Company entered into a capital lease agreement with a supplier, according to which, the Company leased software equipment in the total amount of $254 for the period from December 7, 2019, throughout December 7, 2022 in monthly installments.

The Company has the option to purchase the software equipment at the end of the lease period for a payment of 1% of the initial price. The lease liability was $0 and $84 as of December 31, 2022 and 2021, respectively.

C.	The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:

Years Ending December 31,	Amount

2023	$19,782
2024	17,843
2025	18,176
2026	12,697
2027	8,708
Thereafter	6,282
Total undiscounted cash flows	$83,488

Less: Imputed interest	$(5,767)
Present value of lease liabilities	$77,721

As of December 31, 2022, the Company has an additional operating lease that has not yet commenced, which is excluded from the table above. The operating lease will commence in fiscal year 2023 with a total of $2,207 of undiscounted future payments with a lease term of three years.

F-32  201

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: LEASES (cont.)

Supplemental balance sheet information related to leases is as follows:

Year ended December 31, 2022

Weighted-average remaining lease term	4.5 years
Weighted-average discount rate	3.6%

NOTE 10: COMMITMENTS AND CONTINGENCIES

A.	Guarantees:

As of December 31, 2022 and 2021, the Company has provided a bank guarantee in the amount of $6,871 and $2,186, respectively, to secure its lease agreement.

B.	Indemnifications

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

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of December 31, 2022 and 2021, related to indemnification agreements.

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

F-33  202

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: COMMITMENTS AND CONTINGENCIES (cont.)

C.	Legal Contingencies:

The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

D.	Other Commitments:

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, software licenses and services.

Future minimum payments under the Company’s other commitments, as of December 31, 2022, are as follows:

Years Ending December 31,	Amount
2023	$15,185
2024	7,211
2025	820
Total contractual obligations	$23,216

NOTE 11: FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020
Financial expenses:
Bank charges and other	$730	$566	$340
Interest on credit facility and amortization of debt issuance fees	62	405	671
Exchange rate expense, net	—	742	—
Total financial expenses	792	1,713	1,011
Financial income:
Exchange rate income, net	4,687	—	492
Interest income on deposits	18,659	875	1,045
Total financial income	23,346	875	1,537
Financial income (expenses), net	$22,554	$(838)	$526

F-34  203

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: RELATED PARTIES

There were no material related party transactions in each of the years ended December 31, 2022, 2021 and 2020 other than the secondary transactions (refer to Note 13E).

NOTE 13: SHAREHOLDERS’ EQUITY

A.	Ordinary shares:

The holders of ordinary shares are entitled to one vote per share, to dividends as decided by the Board, and in the event of the Company’s liquidation, to the surplus assets of the Company. The Company has the following ordinary shares reserved for future issuance:

	As of December 31,
	2022	2021
Ordinary shares	47,737,868	44,924,039
Outstanding share options and RSUs	4,617,018	6,302,344
Shares available for future grants under the 2021 plan	6,243,273	5,087,335
Shares subject to the employee share purchase plan	721,469	194,625
Total	59,319,628	56,508,343

B.	Initial Public Offering and concurrent Private Placement:

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

Additionally, immediately subsequent to the closing of the IPO, the Company entered into concurrent private placement with two investors to purchase 967,742 of its ordinary shares in consideration for gross proceeds of $150,000 at a price per ordinary share equal to the initial public offering price. Related underwriting discounts and commissions amounted to $6,000.

Prior to the IPO, deferred offering costs, which consist primarily of accounting, legal and other fees related to the Company’s IPO, were capitalized within other assets, noncurrent in the Consolidated Balance Sheets. Upon the consummation of the IPO and concurrent Private Placement $44,995 of deferred offering costs

F-35  204

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

were reclassified into shareholders’ equity as an offset against IPO proceeds.

C.	Founder’s share:

Upon the consummation of the IPO, the Company issued one of its Co-Founders and Co-CEO (“the Co-CEO”) one founder share. The founder share will provide the Co-CEO with certain veto rights over the approval of certain transactions such as merger, consolidation, acquisition, issuance of equity securities or debt securities convertible into equity securities or other similar transactions, that would result in any person becoming the owner of 25% or more of the ordinary shares immediately following the consummation of such transaction, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of the Company’s assets to any person and (iii) change to the Company’s strategy, policies and/or business plan in connection with its Equal Impact Initiative.

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

E.	Secondary transactions:

During 2020, certain ordinary shareholders, including employees, and consultants (herein: “the Shareholders”) sold the Company’s Ordinary shares in secondary market transactions to new and existing investors of the Company. The Shareholders sold an aggregate amount of 639,739 ordinary shares for an aggregate consideration of $37,718 at a price of $58.96 per share. The incremental value between the sale price and the fair value of the Ordinary shares at the date of sale resulted in aggregate share-based compensation cost of $10,487, recorded in operating expenses. There were no secondary transactions in 2022 and 2021.

F-36  205

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

F.	Share based compensation:

In 2021, the board of directors adopted the 2021 equity incentive plan for employees, officers, directors, and consultants (the “2021 Plan”). Following the IPO, the Company ceased granting awards under its old plans and all shares that remained available for issuance under these plans were transferred to the 2021 Plan. The 2021 Plan provides for the grant of options to purchase Ordinary Shares and RSUs. Each option granted under the 2021 Plan expires no later than ten years from the date of grant. The vesting period of the options and RSUs is generally four years. As of December 31, 2022, the number of Ordinary shares reserved and available for grant and issuance pursuant to the 2021 Plan (the “Share Reserve”) were 6,243,273.

The Share Reserve will automatically increase on January 1st of each year during the term of the 2021 Plan, commencing on January 1st of the year following the year in which the 2021 Plan became effective, in an amount equal to 5% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. Since January 1, 2022, the share reserve under the 2021 Plan has been automatically increased by an aggregate of 2,246,202 shares. Awards granted under the 2021 Plan generally vest over four years. Any award that is forfeited or canceled before expiration becomes available for future grants under the 2021 Plan.

Share option activity for the year ended December 31, 2022 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual life	Aggregate Intrinsic Value

Outstanding — January 1, 2022	6,204,605	$13.53	7.21	$1,831,568
Granted (*)	406,575	$192.91
Exercised	(2,693,614)	$2.28
Expired and forfeited	(117,542)	$48.88
Outstanding — December 31, 2022	3,800,024	$39.6	7.46	$347,627
Exercisable — December 31, 2022 (*)	2,126,460	$19.4	6.86	$223,393

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying common shares as of December 31, 2022 and 2021. The intrinsic value of options exercised in the years ended 2022, 2021, and 2020 was approximately $346,600, $321,891 and $18,868, respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $69.3, $77.0 and $38.3, respectively.

(*) Includes 91,344 performance options granted to the Company’s Co-CEOs.

F-37  206

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

The following table summarizes the activity for the Company’s RSUs for the year ended December 31, 2022:

	Number of Units	Weighted-Average Fair Value
Balance at January 1, 2022	97,739	$278.46
Granted	865,528	$116.16
Vested	(81,976)	$182.21
Canceled	(64,297)	$149.96
Balance at December 31, 2022	816,994	$126.29

As of December 31, 2022 and 2021 there was $64,458, and $22,821 of total unrecognized compensation cost related to unvested restricted share units which is expected to be recognized over a weighted-average period of 1.85 and 1.98 years, respectively. As of December 31, 2020, there was no unrecognized compensation costs related to unvested restricted share units.

Share-based compensation expense, including secondary transactions related expenses, for the years ended December 31, 2022, 2021 and 2020, is as follows:

	Year ended December 31,
	2022	2021	2020
Cost of revenues	$10,406	$7,681	$2,720
Research and development	32,957	21,779	12,142
Sales and marketing	33,457	23,135	10,068
General and administrative *)	28,100	20,934	39,415
Share-based compensation, net of amounts capitalized	$104,920	$73,529	$64,345
Capitalized share-based compensation expense	2,282	1,522	380
Total share-based compensation	$107,202	$75,051	$64,725

*) Share-based compensation expenses in 2020 includes costs related to the fair value of fully vested options granted to the Company’s Co-CEO in December 2020 in the amount of $30,424.

F-38  207

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

As of December 31, 2022, 2021, and 2020, unamortized share-based compensation expense was $107,411, $101,027 and $31,018, respectively, which is expected to be recognized over weighted average periods of 1.79, 1.97 and 1.78 years, respectively.

G.	Employee Share Purchase Plan

Immediately prior to the IPO, the Company adopted the 2021 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2021, a total of 194,625 shares were reserved for issuance under the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date. As of December 31, 2022, 38,239 ordinary shares had been purchased under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

NOTE 14: INCOME TAXES

A.	Loss before income taxes:

The following are the domestic and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$(142,527)	$(132,203)	$(152,335)
Foreign	13,066	5,240	2,324

Total	$(129,461)	$(126,963)	$(150,011)

F-39  208

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES (cont.)

B.	Income taxes:

The following are the domestic and foreign components of the Company’s income taxes:

	Year ended December 31,
	2022	2021	2020
Domestic (Israel)	$649	$180	$243
Foreign	6,757	2,151	1,949
Total	$7,406	$2,331	$2,192

C.	Tax rate reconciliation:

The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2022		2021		2020
	Tax	Rate	Tax	Rate	Tax	Rate
Theoretical tax benefit	$(29,776)	23%	$(29,201)	23%	$(34,503)	23%

Increase (decrease) in tax rate due to:
Change in valuation allowance	8,489	(7)%	14,968	(12)%	14,622	(10)%
Share-based compensation	14,806	(11)%	10,184	(8)%	8,324	(5)%
Tax benefit relating to exercise of disqualified ISO	(1,394)	1%	(3,069)	2%	—	0%

Initial public offering costs	(1,800)	1%	(5,399)	4%	—	0%

Preferred technological enterprise	15,523	(12)%	14,460	(11)%	16,757	(11)%

Currency differences	768	1%	18	0%	(2,998)	2%
Other	790	1%	370	0%	(10)	0%
Effective tax	$7,406	(2)%	$2,331	(2)%	$2,192	(1)%

F-40  209

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES (cont.)

D.	Deferred taxes:

The principal components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows:

	As of December 31,
	2022	2021
Net operating loss carry forwards	$39,942	$35,093
Research and development	9,663	5,538
Initial public offering costs	1,800	3,600
Other temporary differences	3,855	2,577
Carryforward tax credits	1,428	867
Gross deferred tax assets	56,688	47,675
Valuation allowance	(55,561)	(47,072)
Total deferred tax assets	1,127	603
Deferred tax liabilities:
Depreciation and amortization	(1,127)	(603)
Deferred tax liabilities	$(1,127)	$(603)
Net deferred taxes	$—	$—

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, a full valuation allowance has been provided. As of December 31, 2022, the Company has net operating loss carryforwards in Israel of $332,850 which may be carried forward indefinitely.

As of December 31, 2022, and 2021, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

E.	Tax assessments:

As of December 31, 2022, the Company had open tax years for the periods between 2018 and 2022 in Israel and for the periods between 2019 and 2022 for the U.S. subsidiary.

F-41  210

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES (cont.)

F.	Basis of taxation:

Ordinary taxable income in Israel is subject to a corporate tax rate of 23% in 2022 and 2021. However, the effective tax rate payable by a company may be considerably lower (as discussed below). Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Primarily, in 2022 and 2021, the Company’s U.S. subsidiary is subject to tax rate of approximately 21%.

G.	The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of less than NIS 10 billion, will be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. Any dividends distributed from income from the preferred technological enterprises will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign investors exceeds 90%).

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise,” status and concluded that the Company is eligible to the above-mentioned benefits. The Company is entitled to Preferred Technological Enterprise benefits starting 2019. The Company did not utilize any benefits associated with the Preferred Technological Enterprise in 2022 and 2021.

F-42  211

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share:

	Year ended December 31,
	2022	2021	2020
Numerator:
Net loss	$136,867	$129,294	$152,203
Undistributed earnings attributable to preferred shareholders	—	8,203	18,713
Net loss attributable to ordinary shareholders, basic and diluted	$136,867	$137,497	$170,916

Denominator:
Weighted-average ordinary shares outstanding	45,804,714	30,332,006	12,048,909
Basic and diluted net loss per share	$(2.99)	$(4.53)	$(14.19)

NOTE 16: GEOGRAPHICAL INFORMATION

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2022	2021	2020
United States	$255,495	$148,291	$77,933
EMEA	162,479	97,292	49,747
Rest of world	101,055	62,567	33,443
	$519,029	$308,150	$161,123

Property and equipment, net by geographical areas were as follows:

	As of December 31,
	2022	2021
Israel	$30,260	$18,583
United States	3,171	748
Rest of the world	985	268
	$34,416	$19,599

---------------------------------------------------------------------------

F-43  212