Form 20-F
period 2023-12-31
monday.com Ltd.
filed 2024-03-14
CIK 1845338

monday.com

FY 2023 annual report

Installed products
monday work management
monday sales CRM
monday dev
monday work management
Home
My work
Main workspace
Team plan
Main table
Gantt
Kanban
Owner
Timeline
This month
Finalize kickoff materials
Refine objectives
Identify key resources
Test plan
Next month

FY2023 20-F

Financial Highlights

$730M
Revenue

89%
Gross Margin

$215M
Net cash provided by operating activities

225K+
Total customers[3]

56%
YoY increase in customers with $50K ARR[2]

115%
Net dollar retention rate of customers with 10+ users[2]

$205M
Adj. free cash flow[1] represents 28% of revenue

Strong revenue growth

+41%
YoY Revenue Growth

Revenue in millions
$308
$519
$730
FY-21
FY-22
FY-23

(1)	Non-GAAP measures. See “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

(2)	For definition of ARR and Net Dollar Retention see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics”.

(3)	As of December 31, 2023.

2

FY2023 20-F

Expanding Upmarket
No. of customers with over $50k ARR(1)
793
1,474
2,295
FY-21
FY-22
FY-23

% of ARR from $50K customers (1)
20%
27%
32%
FY-21
FY-22
FY-23

(1)	as of December 31, 2023.

3

FY2023 20-F

2023 milestones

Opening Denver office

mondayDB 1.0 rollout

Dun & Bradstreet Best Places to Work in Israel

Fortune Great Place to Work in New York

monday AI launched

GM N. America and APJ appointments

Opening new APAC HQ in Sydney

Australia's Best Workplaces in Technology List 2023

A 2023 Leader in the Gartner® Magic Quadrant™ for Adaptive Project Management and Reporting & Magic Quadrant™ for Collaborative Work Management

Superior product performance

First Investor Day

UK's Best Workplaces

mondaydev out of beta

Elevate23

Elevate 2023

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40461

monday.com Ltd.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel

(Address of principal executive offices)

Shiran Nawi, Adv.

Chief People and Legal Officer

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the registrant had outstanding 48,923,903 ordinary shares, no par value per share.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

FY2023 20-F

Table of contents

Cross Reference Table Form 20-F	10

Introduction	12
Special note regarding forward-looking statements	12

Part 1 - Who We Are	15
Our growth strategies	17
Our success by numbers	18
Industry trends	19
Our opportunity	20
Our platform	21
Our products	22
Key benefits to our customers	25
monday AI	26
The components of our platform	27
Our technology and in-house tools	30
Our customers	31
Research and development	31
CRO Team	32
Our competition	34
Intellectual property	35
Legal proceedings	35
monday.com ESG	35
Privacy and security	36
Our facilities	37
Our workforce	38
The monday.com Digital Lift Initiative	40
Emergency Response missions	42
Organizational structure	43

Part 2 - Directors and Senior Management	44
Executive officers	45
Directors	46

Part 3 - Major Shareholders and Related Party Transactions	48
Major shareholders	48
Related Party Transactions	50

Table of contents 8

FY2023 20-F

Part 4 - Operating and Financial Review and Prospects	52
A. Operating Results	56
B. Liquidity and Capital Resources	64
C. Research and development, patents and licenses, etc.	66
D. Trend information	66
E. Critical Accounting Estimates	66
F. Recently Issued Accounting Pronouncements	68
G. Quantitative and Qualitative Disclosures About Market Risk	68

Part 5 - Consolidated Statements and Additional Financial Information	70
Consolidated Financial Statements	70
Controls and procedures	70
Principal accountant fees and services	71
Legal Proceedings	72
Dividend Policy	72
Significant Changes	72
Taxation	72

Part 6 - Risk Factors	85

Part 7 - Additional Information	146
About Us	146
Compensation	148
Board practices	152
Employees	162
Borrowing powers	162
Material Contracts	162
Exchange Controls	163
Documents on Display	163
Code of ethics	163
Purchases of equity securities by the issuer and affiliated purchasers	163
Corporate governance	163
Cybersecurity	164

Exhibits	167

Table of contents 9

FY2023 20-F

Cross Reference Table Form 20-F

1	Identity of Directors, Senior Management and Advisers	N/A
2	Offer Statistics and Expected Timetable	N/A
3	Key Information
3.B.	Capitalization and Indebtedness	N/A
3.C.	Reasons for the Offer and Use of Proceeds	N/A
3.D.	Risk Factors	85-145
4	Information on the Company
4.A.	History and Development of the Company	146
4.B.	Business Overview	15-42
4.C.	Organizational Structure	43
4.D.	Property, Plants and Equipment	37
4A	Unresolved Staff Comments	N/A
5	Operating and Financial Review and Prospects
5.A.	Operating Results	56-64
5.B.	Liquidity and Capital Resources	64-66
5.C.	Research and Development, Patents and Licenses, etc.	66
5.D.	Trend Information	66
5.E.	Critical Accounting Estimates	66-68
6	Directors, Senior Management and Employees
6.A.	Directors and Senior Management	44-47
6.B.	Compensation	148-152
6.C.	Board Practices	152-162
6.D.	Employees	162
6.E.	Share Ownership	48-50 146-147
6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	N/A
7	Major Shareholders and Related Party Transactions
7.A.	Major Shareholders	48-50
7.B.	Related Party Transactions	50-51
7.C.	Interest of Experts and Counsel	N/A
8	Financial Information
8.A.	Consolidated Statements and Other Financial Information	171-212
8.B.	Significant Changes	72

Cross Reference Table Form 20-F 10

FY2023 20-F

9	The Offer and Listing
9.A.	Offer and Listing Details	N/A
9.B.	Plan of Distribution	N/A
9.C.	Markets	N/A
9.D.	Selling Shareholders	N/A
9.E.	Dilution	N/A
9.F.	Expenses of the Issue	N/A
10	Additional Information
10.A.	Share Capital	146
10.B.	Memorandum and Articles of Association	146
10.C.	Material Contracts	162
10.D.	Exchange Controls	163
10.E.	Taxation	72-84
10.F.	Dividends and Paying Agents	N/A
10.G.	Statement by Experts	N/A
10.H.	Documents on Display	163
10.I.	Subsidiary Information	N/A
10.J.	Annual Report to Security Holders	N/A
11	Quantitative and Qualitative Disclosures About Market Risk	68-69
12	Description of Securities Other than Equity Securities	N/A
13	Defaults, Dividends Arrearages and Delinquencies	N/A
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
15	Controls and Procedures	70-71
16A	Audit Committee Financial Expert	155-156
16B	Code of Ethics	163
16C	Principal Accountant Fees and Services	71
16D	Exemptions from the Listing Standards for Audit Committees	N/A
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	163
16F	Change in Registrant’s Certifying Accountant	N/A
16G	Corporate Governance	163-164
16H	Mine Safety Disclosure	N/A
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
16K	Cybersecurity	164-166
17	Financial Statements	N/A
18	Financial Statements	171-210
19	Exhibits	167-168

Cross Reference Table Form 20-F 11

FY2023 20-F

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

Special note regarding forward-looking statements

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	our limited operating history at our current scale;

•	our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability;

•	foreign currency exchange rate fluctuations;

•	the fact that we continue to derive a majority of revenues from a single platform;

•	fluctuations in operating results;

Introduction 12

FY2023 20-F

•	real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform;

•	risks related to artificial intelligence (“AI” ) or machine learning (“ML”) in offerings;

•	our ability to attract customers, grow our retention rates and expand usage within organizations, including cross selling and upselling;

•	risks related to our subscription-based business model;

•	our sales efforts may require considerable time and expense or may extend sales cycles, and downturns or upturns are not immediately reflected in full in results of operations;

•	our ability to offer high-quality customer support and consistent sales strategies;

•	our ability to enhance our reputation, brand, and market awareness of our products and maintenance of corporate culture;

•	risks related to actions by governments to restrict access to our platform and products or to require us to disclose or provide access to information;

•	risks related to international operations and compliance with laws and regulations applicable to our global operations;

•	difficulties in integration of partnerships, acquisitions and alliances;

•	risks associated with environmental and social responsibility and climate change;

•	our dependence on key employees and ability to attract and retain highly skilled employees;

•	our ability to raise additional capital or generate cash flows necessary to grow our business;

•	uncertain global economic conditions and inflation;

•	changes and competition in the market and software categories in which we participate;

•	our ability to maintain adequate research and development resources and introduce new products, features, integrations, capabilities, and enhancements;

•	the ability of our platform to interoperate with a variety of software applications;

•	our reliance on third-party application stores to distribute our mobile application;

•	our successful strategic relationships with, and our dependence on third parties;

•	our reliance on traditional web search engines to direct traffic to our website;

•	interruption or delays in service from third parties or our inability to plan and manage interruptions;

Introduction 13

FY2023 20-F

•	risks related to security disruptions, unauthorized system access;

•	evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions;

•	new legislation and regulatory obligations regulating AI;

•	changes in tax law and regulations or if we were to be classified as a passive foreign investment company;

•	our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others;

•	risks related to our use of open-source software;

•	risks related to our founder shares that provide certain veto rights

•	risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof;

•	our expectation not to pay dividends for the foreseeable future;

•	the novelty of our Digital Lift Initiative;

•	risks related to legal and regulatory matters; and

•	other statements described in this annual report under “Part 1 - Who We Are,” “Part 4 - Operating and Financial Review and Prospects” and “Part 6 - Risk Factors,” as updated by subsequent reports filed with the U.S. Securities and Exchange Commission (“SEC”).

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

This annual report includes websites or references to additional company reports. These are intended to provide inactive, textual references only. The information on websites and contained in those reports is not part of this report and not incorporated by reference in this report. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing and on controls and processes that continue to evolve. While certain matters discussed in this annual report may be significant, any significance should not be taken, or otherwise assumed, as necessarily rising to the level of materiality used for purposes of complying with the Company’s public company reporting obligations pursuant to the U.S. federal securities laws and regulations, even if the report uses the words “material” or “materiality.”

Introduction 14

FY2023 20-F

Part 1 - Who We Are

monday.com is a platform that runs the core of all work. The platform democratizes the power of software so organizations can easily build software applications and work management tools that fit their needs. We call our platform a “Work OS” (Work Operating System), and we believe we are pioneering a new category of software that will change the way people work and businesses operate, giving them one place to manage every part of their work.

Our cloud-based platform is a no-code and low-code framework that consists of modular building blocks that are simple enough for anyone to use, yet powerful enough to drive core business within any organization. Our platform also integrates with other systems and applications, creating a new connective layer for organizations that links departments and bridges information silos. On top of our platform, we have built a product suite to address the needs of specific industries and use cases — including monday work management, monday sales CRM, and monday dev. We also offer independent products that can be used without the platform, including WorkCanvas, a digital whiteboard, and WorkForms, which allows users to create personalized forms or surveys and gain organizational insights.

By using our platform and products, our customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity. As of December 31, 2023, we served over 225,000 customers across over 200 industries in more than 200 countries and territories. The flexibility of our platform empowers our customers to run thousands of use cases — building business-critical software applications and work management tools, acting as a connective layer to form a unified workplace, and integrating applications across an organization.

Part 1 - Who We Are  15

FY2023 20-F

Teams & orgs of all sizes

Land & expand

Self-serve + flywheel

Sales model

200+ countries and territories

14 languages

Deutsch 한국어 中文 Español

Français Português русский

200+ business industries

Thousands of use cases

Work management tools

Software applications

Creating a unified workspace

Tech & non-tech industries

~70%

non-tech for its simplicity and ease of use

Company Milestones

Product Launch
BigBrain (BI system)
Mobile app
Board Templates
$11M
Columns
Views
$32M
Sales & Partners group founded
Automations
Integrations
$78M
Localization 13 Langs.
Dashboards
$161M
App marketplace
Workdocs
My works
$308M
monday workforms
monday workcanvas
monday sales CRM
monday dev
$519M
monday workflows
mondayDB
monday AI
$730M
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Part 1 - Who We Are  16

FY2023 20-F

Our growth strategies

We intend to drive the growth of our business by executing the following strategies:

Evolve the Work OS platform.

We have a strong history of technological innovation, as we regularly release new building blocks and make frequent updates to our platform. Our unique product architecture enables us to improve our platform and build superior products rapidly and efficiently. We intend to continue making significant investments in research and development and hiring top technical talent to enable new use cases, serve more verticals, and increase enterprise-grade features on our platform.

Augment our vision with a versatile suite of Work OS-based and independent products.
We have built products on top of our platform that run the core of work for organizations of all sizes, allowing customers to adapt the software on their own and scale with their business. We customize the user experience across the customer lifecycle, from initial discovery through marketing campaigns to onboarding with pre-designed workflows, templates, automations, and integrations. We prioritize the creation of new products, sharing a common code base, by focusing on customer demand and go-to-market. Our product suite includes three products:

•	monday work management: manages workflows, projects, and portfolios to fuel team collaboration and productivity at scale

•	monday sales CRM: tracks and manages all aspects of the sales cycle

•	monday dev: builds agile product and software development workflows

We also have two additional, independent products based on specific customer needs: WorkForms, which allows users to create personalized forms or surveys and gain organizational insights, and WorkCanvas, a digital whiteboard for real-time, unstructured collaboration.

Grow and invest in our ecosystem strategy.

Our ability to innovate is amplified by our app marketplace, where external developers, channel partners, global system integrators, and customers are expanding our building blocks and creating new applications that fit a variety of use cases. Marketplace vendors can choose to monetize their apps through third-party payment systems directly from within the platform. We believe investing in our ecosystem will expand our addressable market, as we will be able to serve more customers in new verticals and in regulated industries with greater security requirements.

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

Part 1 - Who We Are  17

FY2023 20-F

Scale our go-to-market.

Continue to scale our self-serve funnel complemented by expanding sales-led motion. Our focus on flexible and simple adoption of our platform starts with ensuring that customers can easily and independently get up and running on one of our products built on the platform. This is accomplished through a self-serve funnel where virtually any user can sign up and immediately gain value, regardless of their technical skills.

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

Drive increased adoption and expansion within our existing customer base. As our customers realize the benefits of our platform and products, they typically add more users and expand to other products and use cases within the platform, while expanding across different departments. As a result, our Net Dollar Retention Rate for customers with more than 10 users was 115% for the three months ended December 31, 2023, over 130% for the three months ended December 31, 2022, and over 135% for the three months ended December 31, 2021. We plan to continue investing in ways to expand within our existing customer base. For the definition of Net Dollar Retention Rate, see “Part 4 - Operating and Financial Review and Prospects – Key Business Metrics”.

Expand our global footprint. We will continue investing in local advertising channels, partnerships, events, and localizing our platform to address existing and new regions. We believe there is an opportunity to increase our global presence even further over time.

Our success by numbers

We have experienced rapid growth since launching our platform in 2014. Our revenue was $729.7 million, $519.0 million, and $308.2 million for the years ended December 31, 2023, 2022, and 2021, respectively, representing an increase of 41%, 68%, and 91%, respectively, over the prior year. Additionally, we had a net loss of $1.9 million, $136.9 million, and $129.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. We had net cash provided by operating activities of $215.4 million, $27.1 million and $16.4 million in the years ended December 31, 2023, 2022 and 2021, respectively, with positive adjusted free cash flow of $204.9 million, $8.1 million and $9.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Adjusted free cash flow is a non-GAAP financial measure. For additional information and a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, see “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

Part 1 - Who We Are  18

FY2023 20-F

Industry trends

We believe we are at the center of generational shifts in technology and the way people work that create significant opportunities for our business, including the following trends:

Organizations are digitizing their work

Organizations are digitizing the workflows previously run in physical environments and reengineering their existing digital processes to gain more speed and efficiency. Flexible and adaptable software will determine the success of these digital transformation efforts and how businesses will compete in the digital era. Based on data from International Data Corporation ("IDC"), we forecast global digital transformation spending to reach nearly $3.9 trillion in 2027 with annual growth rate (“CAGR”) of 16.1% over a five-year period between 2023-2027.

Work is more distributed, cross-functional, and reliant on software

Organizations are increasingly adopting distributed models of work across geographies through a combination of on-site and remote locations. On one hand, average office use in early December 2023 reached up to 51.5% of what it was in early 2020 according to Kastle Systems, which tracks security swipes into buildings. On the other hand, according to Forbes Advisor, as of June 2023 41% of full time employees in the US are still working from home or at a hybrid work model.

As hybrid work becomes the norm, organizations need new ways to collaborate effectively across departments and locations. With increasingly inconsistent work settings, software is becoming critical to fostering a culture of inclusion, maintaining one source of truth for data, and driving business success.

AI is everywhere

In the past few years, to our estimation based on IDC data, the tech industry transitioned from novel AI use cases (like suggesting email copy) to more complex features. To our estimation, based on IDC data, companies that leverage AI with a collaborative culture will have the opportunity to better leverage creativity and critical thinking at all levels in delivering better results both for teams and for customers alike.

Employees are looking to maximize their productivity

In partnership with Rep Data, an independent research company, our team explored the global sentiment around productivity, time management,

Part 1 - Who We Are 19

FY2023 20-F

and workflow automation. While employees are looking to be productive in the most effective ways, employers want to ensure workers are the most productive with their tools and resources. According to Rep Data, employees use 10.5 technology tools monthly on average, and believe they could save 10+ hours weekly by consolidating these tools. Globally, 75% of employees believe that consolidation of their company’s toolset should be a high priority – with this number being higher in larger companies. As employees experience greater flexibility, it’s up to organizations to reexamine their infrastructure, processes, and operations to propel employees to success.

Our opportunity

Rise of the Work Operating System

Organizations have historically run their businesses completely dependent on pre-packaged software that require significant implementation and maintenance costs. As a result, organizations were forced to manage and run their businesses to fit the software they were provided with, instead of in a way that fits their needs. These rigid frameworks limited their ability to work efficiently and agilely, grow their businesses, and have a complete perspective of their data.

Work OS is our vision for democratizing the power of software. The monday. com Work OS platform allows users, teams, and organizations to create their own software applications and work management tools to suit their specific and ever-growing needs and scale. We designed our platform so that everything can be changed by our customers, this flexibility allows them to evolve as their company scales. We then took those building blocks ourselves and combined them into building new best-in-class, out-of-the-box products. With continued adoption, monday.com becomes the unified platform to run the core of all work, by acting as a connective layer across all of an organization’s applications and departments.

monday.com Work OS platform is broadly applicable for any organization or team across a growing number of use cases. Using data from IDC, we estimate that our total addressable market was $101 billion in 2023 and will grow to $150 billion in 2026, representing a four-year CAGR of 14%. We calculate these figures by summing the sizes of the following markets, which correspond to the most common use cases on our platform: project and portfolio management ($6 billion), collaborative applications ($39 billion), CRM applications ($30 billion), DevOps software tools ($17 billion) and IT service, operations and request management applications ($9 billion). Because our platform serves many different verticals, we believe we have the ability to grow our market opportunity rapidly and expect to add more verticals over time.

Part 1 - Who We Are 20

FY2023 20-F

Our platform

With monday.com Work OS platform, organizations can build software applications and work management tools to fit their needs. Our no-code and low-code platform consists of modular building blocks that are simple enough for anyone to assemble yet powerful enough to build solutions that drive the core business of any organization in any vertical. On top of the platform, we have built a suite of products, for the work management, sales CRM, and software development verticals, to address the needs of specific industries and use cases. Additionally, we have two independent products that can be used without the platform, to provide users with a digital whiteboard and forms for data collection.

Users use boards to hold any information and processes they have, within items and columns. Our schemaless database infrastructure is completely flexible, allowing users to easily define the way they capture and present data. They use views to manipulate and consume that board information in different ways. Users can create forms to capture data from anyone, including non-monday.com users.

Integrations pull data from other applications into the board, export data to other systems, and synchronize data across applications. Automations eliminate repetitive manual processes, saving time and reducing human error. monday workflows optimizes customers’ automations and allows them to manage more complex workflows across teams and products. AI capabilities allow users to automate task generation, build formulas, compose emails, and generate content. Users build dashboards that pull data across many boards so stakeholders can get a complete high-level view of anything they may want. Users can access a variety of monday.com “stores” to further customize any kind of building block: for example, the column store allows customers to add new data types to any board, including location, formulas, numbers, text, and dates. The views store provides different types of interactive interfaces, including calendar, location, and timeline views. The dashboard widget store includes many widgets such as graphs, lists, and numbers for use in any dashboard layout customers want to create. With monday workdocs, users can collaborate on documents in real-time and embed monday.com dashboards, images, videos, and more. Users can organize their boards, dashboards, and workdocs using workspaces.

Part 1 - Who We Are 21

FY2023 20-F

Upon discovering our platform, customers enroll in a 14-day free trial of our Pro plan for the product that fits their needs, after which they are prompted to either continue with our Free plan for small teams (limited to two users) or pay for one of our four paid subscription plans.

Our products

Thanks to the flexibility of our infrastructure, we are building end-to-end products on top of the monday.com platform. Each product is tailored to a specific business need and empowers our customers to run the core of their work on monday.com. By the end of 2023, our product suite included:

Part 1 - Who We Are 22

FY2023 20-F

We have two additional products, with differentiated pricing, designed to complement our platform:

Part 1 - Who We Are 23

FY2023 20-F

Our products serve as an entry point for specific industries and include tailored features to fit the needs of a specific industry’s use cases.

Our app marketplace

We expanded the scope of our building blocks by extending our platform to external developers through a no-code and low-code framework and app marketplace. Our framework and flexible application programming interface allow customers, partners, and external developers to easily create their own building blocks and apps, either for private or public use, while working with any of our products. Developers and app builders can also distribute their building blocks and solutions through our app marketplace. Marketplace vendors can choose to monetize their apps through third-party payment systems, or a payment processing system directly from within the platform. As of December 31 2023, we had 409 apps in the marketplace and 236 apps collecting payments.

monday code provides a secure, serverless environment within the Work OS platform, where developers can host and run apps with monday.com’s security and compliance standards built in. With monday code, developers are able to avoid the heavy lifting associated with setting up and managing production servers, allowing them to easily create apps that meet our customers’ unique requirements.

We have a growing community of partners across different channels and independent software vendors that are adding and expanding their businesses by leveraging our app marketplace. This includes Appfire & Adaptavist, two of the world’s largest enterprise collaboration app providers.

From cross-industry apps to diverse niche apps, we provide the platform and the tools needed to allow customers and vendors to easily build their own apps, which further supports the potential of our platform and our long-term growth.

Part 1 - Who We Are 24

FY2023 20-F

Key benefits to our customers

Our platform enables customers to:

Democratize the power of software to all users. As a no-code and low-code platform, the possibilities for customization and the level of control our platform offers are virtually endless.

Increase efficiency. Our platform helps our customers digitize their business operations and re-engineer existing digital processes to make them more efficient. By consolidating many software tools into one cross-departmental platform, we enable our customers to increase their organizational agility, speed, and efficiency.

Create a unified workspace. By serving as a connective layer, our multi-product platform brings organizations, applications, and data into a unified workspace. This enables our customers to make complete, data-driven decisions, eliminate silos across the organization, and centralize all tools in one place.

Make data-driven decisions. By working with data that can be tracked, measured, and analyzed, our customers can gain new insights and work more effectively. This allows them to implement more data-driven decision-making and work more effectively.

Increase productivity and deep working. We believe our platform greatly reduces the reliance upon meetings, communications, and emails. This gives employees significant time back to their days and unlocks greater potential. Additionally, our platform automates repetitive, manual, and error-prone work, which frees up time and energy to focus on more impactful work.

Enhanced company culture. Our platform helps foster a culture of inclusion, ownership, and clarity. By empowering everyone to think more holistically and have access to greater information, our platform helps promote better idea-sharing and brainstorming within an organization.

Part 1 - Who We Are 25

monday.com
FY2023 20-F

monday AI

Automate task generation, build formulas, compose emails, and generate content. Through a collection of innovative apps built internally on the monday AI Assistant infrastructure, monday AI leverages the power of AI to enhance all monday.com features and supports various use cases, from sharing helpful suggestions to improving workflows. Users can create and edit multiple tasks at a time, craft complex calculations in seconds, and automatically write and edit content in monday workdocs and emails.

With the AI solution builder, customers now have the ability to set up fully operational, personalized boards to manage any process within minutes.

We plan to expand our AI capabilities in 2024 to support more use cases. Our platform is also open to third-party developers to build AI apps on the monday platform.

Automations center
Active automations /4
Search automations or integrations
When an input is received, Extract action items
Use template
When a date arrives, Generate a weekly status report
Use template
When an item is created, Suggest subitems
Use template
When an input is received, Assess sentiment
Use template
When a sprint is done, Generate sprint's retrospective
Use template
When an item is created, Assign owner
Use template
What would you like to automate?
I want to be notified on Slack about critical IT tickets
Generate workflow
Sprint management
Sprint 24
Hey, I'm your new team member
Here is what I can do for yo
Find bottlenecks in the sprint
Top issues to discuss in the daily
Highlights for sprint retro
Plan the next sprint
Ask me anything

Part 1 - Who We Are 26

FY2023 20-F

The components of our platform

The key components of the platform include:

Boards: capture data and manage processes. Our boards are at the core of our platform, as they are the starting point upon which all functionality on our platform is built. Each board has the infrastructure of a schemaless database with an easy-to-use interface, which users can easily customize, populate, and build applications upon.

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

Views: visualize and tailor a board’s contents for any need. Users can view and work with their data with multiple board view options. Each view is built for a different set of workflow needs.

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

Part 1 - Who We Are 27

FY2023 20-F

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

Integrations: connect with external tools to share data and automate actions across tools. Integrations allow our users to connect with external tools to share data and automate actions across tools. Currently, our integration center includes integrations to other tools and growing, such as Gmail, Outlook, Jira, Salesforce, Google Drive, Dropbox, Stripe, Slack, GitHub, and Zendesk. Users can find additional integrations in our app marketplace or build their own using the monday.com API.

monday workflows: simplify the entire workflow creation process by utilizing drag-and-drop blocks. The monday workflows add-on optimizes customers’ automations and allows them to manage more complex workflows across organizations, departments, and monday.com products. This includes a workflows and connections center, robust workflow capabilities, and an AI prompt to workflow feature. monday workflows is also open to third party developers.

Part 1 - Who We Are 28

FY2023 20-F

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

Part 1 - Who We Are 29

FY2023 20-F

Our technology and in-house tools

Extensible technology platform

monday.com is a cloud-based, proprietary software-as-a-service platform that is built to be fully resilient and fault-tolerant while staying agile, flexible, and fast. To accomplish this, we utilize multiple data centers across multiple geographical regions of Amazon Web Services (“AWS”) and Google Cloud Platform.

Our mission has always been to empower our customers to build anything on top of the monday.com platform. Every day, our customers’ use cases are getting more and more complex and impressive, with increasing amounts of data. As they scale, our platform needs to scale with them. So to make sure that anything our customers build performs with speed and reliability, we have upgraded our core infrastructure through a flagship initiative called mondayDB (monday database).

mondayDB allows the loading of boards with thousands of items up to 5x faster and dashboards up to 4x faster, enabling customers to work with data-intensive and complex workflows.

mondayDB’s redefined data infrastructure enables organizations to achieve their business goals, with key capabilities, including major performance improvements that improve users’ experience with improved speed across all boards, and elasticity at scale, which supports their unique needs and adapts to the way they work best as they add users, data tables, and query volume.

Our in-house business intelligence tool, BigBrain, supports our data-driven culture by providing every monday.com employee easy access to the company’s core data that is required for their job. We believe this allows our employees to work efficiently and provides them the ability to do their jobs the best way possible.

Part 1 - Who We Are 30

FY2023 20-F

BigBrain collects and processes data from over 1.1 billion events per workday from multiple separate sources and aggregates it into one place that every employee can access. This enables our team to analyze and make informed decisions based on transparent data, in real-time. BigBrain includes various tools such as a landing page generator, AI brain for monday-related content search and activities, account’s data insights, an AB test tool, and media buying statistics tracking, all of which were built by our in-house team. BigBrain also aligns our team around key performance indicators (“KPIs”) and metrics. We proactively connect employees to the business status via an internal app we developed which is updated daily with high-level KPIs and strategically distributed data dashboards powered by BigBrain throughout our offices.

We believe BigBrain supports our core product by paving the way for quick-to-market, efficient and high-quality execution. It also aligns with our values of transparency and trust within the monday.com culture.

Our customers

We have a large customer base that consists of over 225,000 customers as of December 31, 2023, an increase of 21% from the more than 186,000 customers as of December 31, 2022. Our customers span thousands of use cases and across more than 200 different industries, ranging from teams of all sizes. Since inception, we have been focused on ensuring that any user can easily adopt our platform on their own regardless of his or her technical skills. Because of our easy-to-use interface, customers across industries use our platform, with more than 70% of our customers working in traditionally non-tech industries, such as real estate, banking, journalism, and construction, alongside customers from traditionally tech industries, such as IT management, software development, and e-commerce.

Research and development

Builders

Our research and development (“R&D”) group, together with our product and product design groups, which we also refer to as our “builders group,” consists of autonomous, multidisciplinary teams of engineers, analysts, designers, and product managers, each with high talent density and its own product mission.

These small and agile teams are empowered to make independent decisions, move quickly, and are able to execute at a faster pace, launching a new version of monday.com almost every day while meeting high-quality assurance standards. Our builders group works in a closed loop of customer feedback, testing, and data to remain connected to our users to keep our product aligned with their needs.

We invest substantial resources in R&D to improve and scale our product. The builders group is a lean and efficient organization within monday.com with a highly significant impact on our revenue. As of December 31, 2023, we had 409 employees in our builders group.

Part 1 - Who We Are 31

FY2023 20-F

CIO Team

As our organization scales, we aim to centralize our efforts to help our departments streamline business processes and work more efficiently. Our CIO team, led by the Chief Information Officer, oversees the management of our main information systems and data infrastructures, in order to enable data-driven decision-making and optimize business operations. Our CIO team is comprised of several domains, such as BigBrain, data analysis and infrastructure.

Security

Our security efforts are guided and monitored by our VP Chief Information and Security Officer, as well as our dedicated global security teams, composed of six specialized domains: application security; IT security; governance, risk, and compliance; field CISO; cloud security; and data security.

CRO Team

Customers are and have always been at the core of our business. To better serve them, all our client facing teams operate as a consolidated organization, under our Chief Revenue Officer.

We employ a hybrid approach, combining an extensive self-serve funnel with direct sales from our partners and sales teams, then collaborating with customer success and customer experience teams.

This alignment ensures that from the moment a customer begins using monday.com and throughout their growth trajectory, their experience is seamless.

Marketing

As a multi-product company, we utilize our marketing efforts to expand brand awareness, grow lead generation, and strengthen relationships with both existing and potential customers.

In order to expand our brand awareness, we invest in organic marketing, online brand advertising, out-of-home campaigns, and are constantly testing new channels.

We target potential customers on the team and managerial levels with both a bottom-up and top-down marketing approach, casting a wide net of performance-based marketing, like acquisition and media-buying, across several digital and offline channels to help bring in new customers.

Our B2B marketing enables our client-facing teams to deliver value and impact to current and potential customers, as well as our partner ecosystem. We are focused on delivering a tailored and valuable experience to all accounts with product-specific or industry-specific offerings. Our multidisciplinary marketing approach allows us to continue expanding upmarket, deliver value to customers in over 200 industries, and bring leads ranging from small businesses to Fortune 500 companies.

Part 1 - Who We Are 32

FY2023 20-F

Sales

In parallel with our self-serve funnel, our account executives focus on acquiring new customers. As part of our flywheel and top-down approach, our account managers are actively monitoring customers’ usage patterns and engaging with them to expand the platform usage within their organizations to help them achieve their goals. Our sales teams specialize by region and customer size.

Our product suite provides us with an additional entry point into our sales flywheel. Because all products are built on top of the platform, customers can easily adopt additional products as they grow their accounts and use cases. As adoption of our products grows, we have been able to increase the footprint of monday.com across accounts.

Our partners

Our global partner ecosystem was built to extend our reach, add product value, and position monday.com and its partners as leaders in the market. Our broad ecosystem includes leading enterprise software companies and emerging startups, global systems integrators, and channel partners. As of December 31, 2023, we have 219 channel partners in more than 50 countries. With a wide array of vertical and industry expertise, our partners do more than just sell our products, they also provide professional services and extend our products with partner-led solutions and applications.

We have 35 partner-built solutions on the monday.com platform, across accounting, construction, HR management and other verticals. In addition, our partners built, listed, and started monetizing 67 applications on the monday. com marketplace, such as resource management, time tracking, and portfolio management.

Professional services provided by partners enable larger deals and demonstrate the power of our company. Our partners are uniquely situated to help potential customers implement our products. Customers can find a partner that fits their specific needs based on geographical location and desired verticals through our services marketplace and partner directory.

We have partnered with some of the world’s leading tech companies, such as Amazon AWS, as well as with a broad set of independent software vendors, in order to increase in scope, deepen our products, and strengthen our ability to serve as the connective layer across organizations.

We also hold strategic alliance agreements with global systems integrators, as well as regional partnerships. We formed these alliances in order to strengthen our ability to move up-market and work together to help customers achieve digital transformation with deep, enterprise-grade solutions built on top of our platform.

Customer Success

Our customer success teams specialize in driving value for monday.com customers by maximizing impact and adoption of use cases on the platform. Customer success augments our sales teams by ensuring that our customers fulfill their business objectives through leveraging their expertise of the platform and gathering extensive knowledge on the needs of our diverse

Part 1 - Who We Are 33

FY2023 20-F

customer base. Through their relationship-building efforts, they are able to drive long-term loyalty. They also play a key role in the flywheel sales motion, supporting account expansion.

Customer Experience

Our customer experience team provides 24/7 support to our customers. We offer support to every account and every user, with extended service to enterprise customers. All customers receive an extensive self-service knowledge base, on-demand webinars and demonstrations, and access to the monday.com community, a place to connect with thousands of monday.com users to learn and share ideas. Our extended service includes priority support and specialized onboarding services, along with additional services.

Our competition

We are creating a new category of software, the Work OS, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets. Our competitors include the following:

•	companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., Smartsheet Inc., Notion Labs, Inc., Atlassian Corporation PLC (Trello), ClickUp and Freshworks Inc.

•	companies that primarily offer customer relationship management solutions. This includes companies such as SugarCRM, Pipedrive, and Zoho Corp.

•	companies that primarily offer software development tools. This includes companies such as Atlassian Corporation PLC (Jira).

In the future, we will likely face increased competition from companies providing similar platforms to our platform. Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

•	Our ability to introduce new and improve on existing features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	Our ability to continue to increase social and technological acceptance of our products;

•	Continued growth in the digitization of the workplace;

•	Our ability to maintain the value and reputation of monday.com as a solution; and the scale, growth, and engagement of our community relative to those of our competitors; and

•	The scale, growth, and engagement of our community relative to those of our competitors.

Part 1 - Who We Are 34

FY2023 20-F

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

We have developed a patent program and a strategy to identify and apply for patents for innovative aspects of our platform and technology. As of December 31, 2023, we had 34 U.S. patent-pending applications, three U.S. provisional patent applications, 61 granted U.S. patents, nine allowed U.S. patents, two EU patent-pending applications, one allowed Israeli patent, one Israeli patent-pending application and six PCT applications relating to certain aspects of our technology.

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

Part 1 - Who We Are 35

FY2023 20-F

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

Privacy and security

We are committed to providing our customers with a highly secure and reliable environment, and to giving them peace of mind while they manage their data on the platform and products. By using top-of-the-line security tools and aligning with the strictest security and data protection measures available on the market, we meet the needs of all verticals, including those with stringent requirements such as health care and banking. We earn the trust of our customers by making data security our top priority.

We conduct annual red team assessments on our defensive posture, applicative penetration tests, infrastructure attack simulations, manage a private bug bounty program, and assumed breach simulations. These assessments and drills are performed and accompanied by leading industry standard offensive and defensive third-party security consulting companies, which use high-end sophisticated attack techniques to provide unique visibility into our potential security risks and vulnerabilities.

Our security strategy and controls are based on international standards and industry best practices, such as ISO 27001, ISO 27018, and OWASP Top 10, and are subject to independent annual SOC2 Audits. Additionally, our security strategy and controls include HIPAA-compliant features.

We have a dedicated privacy team that builds and executes our privacy program, which includes working with our legal teams to conduct product and feature reviews, privacy and impact assessments, and support for data protection and privacy-related requests. We monitor guidance from industry and regulatory bodies and update our product features and contractual commitments accordingly.

Part 1 - Who We Are 36

FY2023 20-F

Our facilities

Our current corporate headquarters are located in Tel Aviv, Israel where we lease approximately 200,000 square feet pursuant to an operating lease that is expected to expire in May 2031. We plan to expand our current headquarters by an additional 50,000 square feet by July 2024.

We also lease office space in New York City, Miami, Chicago, Denver, São Paulo, London, Warsaw, Sydney, Melbourne, and Tokyo. We further intend to expand our global facilities and lease additional office space as we recruit more employees and enter new geographic markets. We believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We are committed to ensuring that all new buildings, even though led by third-party developers, follow sustainable principles.

Our offices are designed to support our work culture, as well as each location’s local culture. When designing our global offices, we create a local identity that incorporates unique aspects of each location. We promote ownership and transparency with a completely open workspace and glass-walled conference rooms. There are no private offices, without exception. All of our meeting rooms are optimized for both online and face-to-face meetings to facilitate seamless collaboration between employees globally. We also strategically place hundreds of dashboards throughout the office to encourage transparency and data-driven decision-making. In every element of our office design, we are mindful of our environmental impact. Wherever possible in our offices, we implement smart energy and waste management systems.

Part 1 - Who We Are 37

FY2023 20-F

Our workforce

As of December 31, 2023, we had 1,854 employees worldwide. Provided below is a breakdown of employees by region:

Diversity and Inclusion

At monday.com, we are committed to fostering a workplace culture of equity and inclusion. We value all backgrounds and beliefs and recognize that diversity is essential to our innovation, creativity, and continuous success.

Spearheading our diversity efforts, our sites in the United States continuously work to strategically source candidates from underrepresented backgrounds through external partnerships with leading organizations and associations focused on DEI. At our headquarters in Tel Aviv, we are taking steps to improve our representation from the Arab-Israeli community and female representation in R&D roles, with initiatives in place to help us recruit from groups that we feel are underrepresented in our workforce.

We have 10 Employee Resource Groups (ERGs), with the majority of them having global membership, which enable our organization to focus on inclusion through the efforts of community building. Our ERGs are open to all our employees and able to amplify the voices of the communities that they represent through education, observance, and celebration.

We have set goals to align our workforce, in any given office, with the demographics of the surrounding community to keep perspective and relevance. This allows us to have office-specific goals, which have been defined in our annual Environmental, Social, and Governance report. We will continuously work to maintain and improve the diversity of our workforce across all sites.

Part 1 - Who We Are 38

FY2023 20-F

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

Management workshops

We believe that one of the best ways to retain and develop our talent is by ‘leading the leaders’. We conduct onboarding and ongoing sessions with our first-line and second-line managers to provide them with the tools they need to manage, mentor and develop their employees. The sessions also empower them to effectively deal with day-to-day managerial challenges and conflicts in order to create the best possible work environment.

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

Part 1 - Who We Are 39

FY2023 20-F

The monday.com Digital Lift Initiative

Since founding monday.com, we have been committed to giving back and creating an impact. On May 21, 2021, we established the Digital Lift Initiative to further our mission of closing the digital divide between the for-profit and nonprofit sectors. Our goal is for the Digital Lift Initiative to provide nonprofits with the technology and support they need to become more efficient in their work.

In order to aid us in carrying out aspects of our Digital Lift Initiative, we are in the process of establishing an Israeli ‘Public Benefit’ company (“Digital Lift Foundation”). The Digital Lift Foundation will be charged with helping us carry out our social responsibility mission. The initiative is currently centered around two pillars: Digital Lift and the Emergency Response Team (ERT).

In order to fund the initiative, we pledged to contribute 10% of our equity to the Digital Lift Initiative. Accordingly, we reserved 2% prior to our initial public offering (“IPO”) and intend to donate the remaining 8% gradually with a cap of 1% per year.

We also provide every employee with the opportunity to volunteer 1% of their paid work time to any approved charitable or community initiative. In 2023 our employees volunteered over 4,000 hours supporting nonprofit organizations.

Our impact

We design, build, and deploy solutions with monday.com to solve the world’s most pressing challenges. We partner with nonprofits around the world to make this happen, by working with team members within the organization to help them adopt the platform and build a solution for their use case.

Health Emergency Monitoring with WHO Foundation

The WHO Foundation mobilizes private capital with the goal of achieving health equity for all. Since its inception, the WHO foundation has raised approximately $100 million, most of which have supported WHO’s response to health emergencies. The Digital Lift Initiative supported the WHO Foundation with building a project management system to prioritize such emergencies around the world and streamline the activation of fundraising campaigns.

Part 1 - Who We Are 40

FY2023 20-F

Digital Lift activities

The Digital Lift Initiative’s mission is to close the digital divide in the nonprofit sector worldwide. We do this by empowering nonprofits to become more efficient in what they do through the adoption of technology.

Our offerings

Product

Discount: We offer monday.com at a discounted rate for nonprofits.

Templates: We've created customized templates to help nonprofits more efficiently manage their organizations, such as Grants, Donor, and Volunteer management.

Grants

Since Digital Lift's inception, we have offered 4 types of technology grants to eligible nonprofit organizations, globally. The purpose of these grants is to enable organizations to work more effectively and efficiently through the adoption of technology, whether it's on the organizational, departmental, or team level.

$1M
worth of grants

24k
nonprofits

Implementation support

We offer webinars, office hours, monday academies, volunteer help, communities, and paid implementation with discounted prices.

Part 1 - Who We Are 41

FY2023 20-F

Emergency Response missions

The Emergency Response Team scales the impact of aid organizations during their response to disasters.

The team provides on-the-ground support and complete digital transformation during the disaster stage, as well as in preparedness and recovery. Since its inception, the Emergency Response Team has operated in 26 countries and completed over 30 projects.

Refugee efforts: The team worked with Télécoms Sans Frontières (TSF), the world’s first NGO focusing on emergency-response technologies, and built a complete digital solution for data collection and management of relief support for refugees in Latin America. This allows TSF to provide tailored aid and information to hundreds of thousands of migrants and refugees, enabling them a safer journey. As part of this project, the team digitized the management of 94 migrant shelters, and trained a team of six TSF staff on the monday.com platform.

Natural disaster relief efforts: The team partnered with The High Atlas Foundation, a leading aid organization in Morocco that supports local communities and farmers through aid and agricultural development projects. The team arrived in Morocco three days after the earthquake in September 2023 to create a needs assessment tool that feeds into a distribution management system for relief supplies delivery. The team created a digital platform to manage needs assessment from over 375 villages in Morocco, as well as the distribution of over 490 tons of relief supplies throughout the Atlas mountains; teamed up with over 70 community leaders working with the High Atlas Foundation, who collected data from those communities; and trained a team of four High Atlas Foundation staff on the monday.com platform.

Part 1 - Who We Are 42

FY2023 20-F

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

Part 1 - Who We Are 43

FY2023 20-F

Part 2 - Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers and Employee Directors:
Roy Mann(1)	45	Co-Founder, Co-Chief Executive Officer, Director
Eran Zinman	40	Co-Founder, Co-Chief Executive Officer, Director
Eliran Glazer	52	Chief Financial Officer
Daniel Lereya	39	Chief Product and Technology Officer
Yoni Osherov	46	Chief Revenue Officer
Shiran Nawi	40	Chief People and Legal Officer
Non-Employee Directors
Jeff Horing	60	Independent Director, Chairperson of the Board of Directors
Aviad Eyal(1)(2)	53	Independent Director
Avishai Abrahami	52	Independent Director
Gili Iohan(2)	48	Independent Director
Ronen Faier(1)(2)	53	Independent Director

(1)	Serves as a member of our environmental, social and governance committee.

(2)	Serves as a member of our audit committee, compensation committee, and nominating committee.

Part 2 - Directors and Senior Management 44

FY2023 20-F

Executive officers

Roy Mann is our Co-Founder and has served as our Co- Chief Executive Officer since June 1, 2012. Mr. Mann has also served as a member of our board of directors since February 2012. Mr. Mann previously served as a senior technology leader at Wix.com Ltd. (Nasdaq: WIX), from 2010 to 2012. Mr.Mann is also the Co-Founder of and led the technology vision and operation at SaveAnAlien.com, from 2006 to 2010. Mr. Mann holds a B.A. in Computer Science from the Interdisciplinary Center Herzliya, Israel.

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

Daniel Lereya has served as our Chief Product and Technology Officer since 2023 and previously served as our Vice President of Research and Development since October 2016 and Vice President of Product since December 2020. Mr. Lereya previously served in numerous positions, including as a software team leader at International Business Machines Corp. (NYSE: IBM) from November 2012 to October 2016, and as a software engineer at SAP SE from February 2011 to October 2012. Mr. Lereya holds a B.Sc. in Computer Science and Economics from Tel Aviv University, Israel.

Part 2 - Directors and Senior Management 45

FY2023 20-F

Yoni Osherov has served as our Chief Revenue Officer since November 2022 and had previously served as our Vice President of Global Sales and Marketing since August 2017. Mr. Osherov previously served as a member of the board of directors of Biz-Effective Ltd. (DBA as Centrical) from 2016 to 2017. Mr. Osherov has served in numerous positions at Verint Systems Ltd., including as the Vice President of Product Strategy from 2014 to 2017 and as the Vice President of Customer Analytics from 2013 to 2014. Mr. Osherov was the owner of Tavo.co.il, which was acquired by Zap Group Ltd. in 2012. Mr. Osherov holds a B.A. in Business Administration from the College of Management Academic Studies, Israel.

Shiran Nawi has served as our Chief People and Legal Officer since 2023 and previously served as our General Counsel since June 2018. Prior to joining monday.com Ms. Nawi served as a senior legal counsel at Wix.com Ltd. (Nasdaq: WIX) from June 2014 to June 2018 and as an associate at Israeli, Ben-Zvi, Attorneys at Law, from July 2009 to April 2014. Ms. Nawi holds an L.L.B. and a Master of Business Taxation from The College of Management Academic Studies, Israel, and is a member of the Israel Bar Association.

Directors

Jeff Horing has served as a member of our board of directors since May 20, 2017. Mr. Horing has been a Managing Director of Insight Partners, a private equity investment firm he co-founded, since 1995. Since September 2014, Mr. Horing has served on the board of directors of Alteryx, Inc. (NYSE: AYX.), a software company. Mr. Horing has served on the board of directors of nCino, Inc. (Nasdaq: NCNO), a financial technology company, since February 2015, and of WalkMe Ltd. (NYSE:WKME) since December 2015. In addition, Mr. Horing currently serves on the board of directors of several privately held companies. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management.

Aviad Eyal has served as an independent director on our board of directors since June 2014. Mr. Eyal is the Co-Founder of Entrée Capital and has served as its Managing Partner since 2011. Prior to that, Mr. Eyal co-founded and built a number of successful startups over a span of 18 years. Mr. Eyal currently serves on the board of directors of several privately held companies, including Broadlume Inc. since 2019, BlueWhite Robotics Ltd. since 2019 and Rivery Ltd. since 2021. He has also served on the board of directors of Prospa Group Ltd. (ASX:PGL) since 2017. Mr. Eyal holds a B.Sc. Engineering degree from the University of Natal, South Africa. Mr. Eyal was selected to the Forbes Europe Midas list of top 25 VCs for the past five years.

Part 2 - Directors and Senior Management 46

FY2023 20-F

Avishai Abrahami has served as an independent director on our board of directors since October 24, 2012. Mr. Abrahami is the Co-Founder of Wix.com Ltd. (Nasdaq: WIX) and has served as its Chief Executive Officer since September 2010, prior to which he served as its Co-Chief Executive Officer, and as a member of its board of directors since October 2006. From May 2016 to November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. (acquired by PepsiCo Inc.). From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998, he co-founded Sphera Corporation, a private company that develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until it was acquired in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Gili Iohan has served as an independent director on our board of directors since June 9, 2021. Since 2018, Ms. Iohan has been a partner at ION Crossover Partners, an Israeli-based cross-over fund. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. (Nasdaq: VRNS), Fiverr International Ltd. (Nasdaq: FVRR), and SimilarWeb Ltd. (NYSE: SMWB), as well as Aqua Security Ltd. and Lusha Ltd. Ms. Iohan holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Ronen Faier has served as an independent director on our board of directors since June 9, 2021. Mr. Faier has served as the Chief Financial Officer of SolarEdge Technologies Inc. (Nasdaq: SEDG) since January 2011. Previously, Mr. Faier served as the Chief Financial Officer of Modu Ltd. from 2008 through December 2010 and as the Chief Financial Officer of M-Systems Ltd., which was acquired by SanDisk Corp. (a Western Digital Corp. (Nasdaq: WDC) company). Mr. Faier has served on the board of directors of Kaltura Inc. (Nasdaq: KLTR) since July 2021 and Cato Networks Ltd. (NYSE: CATO). Mr. Faier holds a B.A. in accounting and economics from the Hebrew University in Jerusalem and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Part 2 - Directors and Senior Management 47

FY2023 20-F

Part 3 - Major Shareholders and Related Party Transactions

Major shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2023, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2023, and RSUs that shall vest within 60 days of December 31, 2023, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 48,923,903 ordinary shares outstanding as of December 31, 2023.

As of December 31, 2023, we had 20 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 43,490,916 of our outstanding ordinary shares, or approximately 89% of our outstanding ordinary shares as of December 31, 2023. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Part 7 - Additional Information - Memorandum and Articles of Association.” None of our principal shareholders or our directors and senior management have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is monday.com Ltd., 6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2021 is included under “Related Party Transactions.”

Part 3 - Major Shareholders and Related Party Transactions  48

FY2023 20-F

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
Sonnipe Limited(1)	4,157,868	8.5
T. Rowe Price Associates(2)	3,133,262	6.4
Directors and Executive Officers
Roy Mann(3)	5,481,890	11.2
Eran Zinman(4)	2,148,070	4.4
Eliran Glazer(5)	30,055	*
Daniel Lereya(6)	96,750	*
Yoni Osherov(7)	71,695	*
Shiran Nawi(8)	46,188	*
Avishai Abrahami(9)	497,458	1.0
Aviad Eyal(10)	247,370	*
Jeff Horing(11)	3,142	*
Ronen Faier(12)	2,574	*
Gili Iohan(13)	2,574	*
All executive officers and directors as a group (11 persons)	8,627,766	17.6

* Indicates ownership of less than 1%.

(1)	Based on the Schedule 13G filed by Sonnipe Limited. with the SEC on February 13, 2024, includes: 4,157,868 ordinary shares held of record by Sonnipe Limited.

(2)	Based on the schedule 13G filed by T.Rowe Price Associates Inc. with the SEC on February 14, 2024, includes: 3,133,262 ordinary shares held of record by T.Rowe Price Associates Inc.

(3)	Consists of (i) 5,448,637 ordinary shares held of record by Roy Mann, (ii) 32,025 ordinary shares subject to options held by Roy Mann that are exercisable within 60 days of December 31, 2023, and (iii) 1,228 RSUs held by Roy Mann that vest within 60 days of December 31, 2023.

(4)	Consists of (i) 2,114,817 ordinary shares held of record by Eran Zinman, (ii) 32,025 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of December 31, 2023, and (iii) 1,228 RSUs held by Eran Zinman that vest within 60 days of December 31, 2023.

Part 3 - Major Shareholders and Related Party Transactions  49

FY2023 20-F

(5)	Consists of (i) 3,942 ordinary shares held of record by Eliran Glazer, (ii) 25,191 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of December 31, 2023 and (iii) 922 RSUs held by Eliran Glazer that vest within 60 days of December 31, 2023.

(6)	Consists of (i) 3,157 ordinary shares held of record by Daniel Lereya, (ii) 92,933 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of December 31, 2023 and (iii) 660 RSUs held by Daniel Lereya that vest within 60 days of December 31, 2023.

(7)	Consists of (i) 3,651 ordinary shares held of record by Yoni Osherov, (ii) 67,219 ordinary shares subject to options held by Yoni Osherov that are exercisable within 60 days of December 31, 2023 and (iii) 825 RSUs held by Yoni Osherov that vest within 60 days of December 31, 2023.

(8)	Consists of (i) 2,294 ordinary shares held of record by Shiran Nawi, (ii) 43,391 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of December 31, 2023 and (iii) 503 RSUs held by Shiran Nawi that vest within 60 days of December 31, 2023.

(9)	Consists of (i) 297,845 ordinary shares held of record by Avishai Abrahami, (ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of December 31, 2023, (iii) 113 RSUs held by Avishai Abrahami that vest within 60 days of December 31, 2023 and (iv) 100,000 ordinary shares held of record by Wix.com Ltd. Mr. Abrahami is the Chief Executive Officer and Co-Founder of Wix.com Ltd. and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Wix.com Ltd.

(10)	Consists of (i) 247,257 ordinary shares held of record by Aviad Eyal and (ii) 113 RSUs held by Aviad Eyal that vest within 60 days of December 31, 2023.

(11)	Consists of (i) 2,971 ordinary shares held of record by Jeff Horing and (ii) 171 RSUs held by Jeff Horing that vest within 60 days of December 31, 2023.

(12)	Consists of (i) 2,461 ordinary shares held of record by Ronen Faier and (ii) 113 RSUs held by Ronen Faier that vest within 60 days of December 31, 2023.

(13)	Consists of (i) 2,461 ordinary shares held of record by Gili Iohan and (ii) 113 RSUs held by Gili Iohan that vest within 60 days of December 31, 2023.

As of December 31, 2023, Insight Partners, which previously beneficially owned approximately 28.7% of our ordinary shares, no longer held more than 5% of our ordinary shares.

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

Part 3 - Major Shareholders and Related Party Transactions  50

FY2023 20-F

The following is a description of our material-related party transactions since January 1, 2021.

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

Equity Awards

Since our inception we have granted options to purchase, and RSUs underlying, our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Part 7 - Additional Information - Compensation—Employment agreements with executive officers and directors” and the equity-based compensation received by certain of our senior managers in “Part 7 - Additional Information - Compensation — Compensation of Directors and Executive Officers.” If the relationship between us and an officer, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for three months after such termination.

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. See “Part 7 - Additional Information - Compensation—Employment agreements with executive officers and directors — Exculpation, Indemnification, and Insurance.”

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as of June 21, 2019, as amended on April 27, 2021 and June 10, 2021 (“Investors’ Rights Agreement”). The Investors’ Rights Agreement will provide, among other things, that certain holders of our ordinary shares, including Roy Mann and Sonnipe Limited, each of which holds more than 5% of our outstanding ordinary shares have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see Exhibit 2.2 “Description of Securities — Registration Rights.”

Part 3 - Major Shareholders and Related Party Transactions  51

FY2023 20-F

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

monday.com FY-23 overview in numbers

(1)	Annualized revenue run rate is calculated as our Q4, 2023 revenue multiplied by four.

(2)	For definition of ARR and Net Dollar Retention see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics”.

Part 4 - Operating and Financial Review and Prospects  52

FY2023 20-F

Hyper-growth at scale

We have experienced rapid growth since we launched our product in 2014.

•	Revenue: Our revenue was $729.7 million, $519.0 million, and $308.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

•	Year over Year Revenue Growth: An increase of 41%, 68%, and 91% in the years ended December 31, 2023, 2022 and 2021, respectively.

•	Net Loss: Our net loss was $1.9 million, $136.9 million, and $129.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

•	Net Cash Provided by Operating Activities: Our net cash provided by operating activities was $215.4 million, $27.1 million and $16.4 million in the years ended December 31, 2023, 2022 and 2021, respectively.

•	Adjusted Free Cash Flow: Our adjusted free cash flow was $204.9 million, $8.1 million and $9.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Key Business Metrics

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below.

A Large and Diversified Customer Base

We are focused on continuing to grow the number of customers that use our platform. Our operating results and growth opportunities depend, in part, on our ability to attract new customers, and expand existing customers. We believe we have significant greenfield opportunities among addressable customers worldwide and we will continue to invest in our research and development to differentiate our platform from competitive products and services. We will also continue to invest in our sales and marketing to help us take advantage of this opportunity. To this extent, we are making significant investments in our sales and marketing efforts, including investment and expansion of our CRO teams.

As of December 31, 2023, we had over 225,000 paying customers, compared to over 186,000 as of December 31, 2022. We define “customer” to mean a unique web domain-based account that is on a paid subscription plan, which could include an organization, educational or government institution, or distinct business unit of an organization. With over 225,000 customers, we are not reliant on any specific customer, as no single customer accounts for more than 1% of our revenues, and our top 100 customers accounted for less than 10% of our revenues for the years ended December 31, 2023 and 2022.

We see a significant opportunity to continue to add customers as we further develop our sales and marketing efforts and scale our platform, as well as add new products.

Part 4 - Operating and Financial Review and Prospects  53

FY2023 20-F

Strong base of Customers with more than 10 users

We distinguish customers with more than 10 users from our broader customer base. They are the core focus of our sales and marketing efforts, and the ARR (defined below) growth rate of our customers with more than 10 users, which include enterprise and non-enterprise customers, has outpaced the rest of the business in each of our previous fiscal years. As of December 31, 2023, 2022 and 2021, our customers with more than 10 users accounted for 78%, 76% and 72% of our ARR (“Annual Recurring Revenue”), respectively. “Annual Recurring Revenue” or “ARR” is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

We believe these measures illustrate the improvements we have made to our platform to increase the value we deliver to our customers over time. We expect the percentage of ARR attributable to customers with more than 10 users to remain at similar levels.

Consistent Growth of Enterprise Customers

Our ability to successfully move upmarket is demonstrated by the consistent growth in the number of our enterprise customers. We grew the number of enterprise customers on our platform, which we define as customers with more than $50,000 in ARR by 56% during 2023, from 1,474 customers as of December 31, 2022 to 2,295 customers as of December 31, 2023, and by 86% during 2022, from 793 customers as of December 31, 2021. The ARR from such enterprise customers grew by 59% from 2022 to 2023 and by 99% from 2021 to 2022, outpacing our overall ARR growth as a company.

Customers with more than $100,000 in ARR grew by 58% during 2023, from 527 customers as of December 31, 2022 to 833 customers as of December 31, 2023, and by 97% during 2022, from 267 customers as of December 31, 2021. The ARR from such enterprise customers grew by 63% from 2022 to 2023 and by 112% from 2021 to 2022.

Part 4 - Operating and Financial Review and Prospects  54

FY2023 20-F

Net Dollar Retention Rate

We expect to derive a significant portion of our revenue growth from expansion within our customer base, where we have an opportunity to expand adoption of the Work OS products across teams, departments, and organizations. We believe that our dollar-based net retention rate (“Net Dollar Retention Rate”) demonstrates our opportunity to further expand within our customer base, particularly those that generate higher levels of annual revenues.

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

Our Net Dollar Retention Rate for customers with more than 10 users was 115% for the three months ended December 31, 2023, over 130% for the three months ended December 31, 2022, and over 135% for the three months ended December 31, 2021. We believe that the slight slowdown in Net Dollar Retention Rate is related to a slowdown in expansion of existing customers. We see a very healthy traffic of new customers, however, macroeconomic factors are leading to slower expansion in some existing customers. We currently anticipate our Net Dollar Retention to begin to recover in the second half of 2024. Customers with more than 10 users are the core focus of our sales and marketing efforts; therefore, their Net Dollar Retention is a key metric we measure. Additionally, our Net Dollar Retention rate for all of our customers was 110% for the three months ended December 31, 2023 and over 120% for the three months ended December 31, 2022 and 2021.

Part 4 - Operating and Financial Review and Prospects  55

FY2023 20-F

A. Operating Results

Components of Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations.

Revenue

We derive revenue mainly from monthly or annual subscription agreements with our customers for access to our cloud-based Work OS platform. Our customers do not have the ability to take possession of our software.

Cost of Revenue

Cost of revenue consists of merchant and credit card processing fees, hosting fees, amortization of capitalized software development costs, subcontractor costs, salaries and related expenses, share-based compensation, software license fees, and allocated overhead costs.

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

Part 4 - Operating and Financial Review and Prospects 56

FY2023 20-F

For the years ended December 31, 2023, 2022 and 2021, our research and development expenses as a percentage of revenue were approximately 21%, 24% and 24%, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation expenses for our employees, including share-based compensation, online and offline marketing and advertising expenses, channel partners’ commissions and allocated overhead costs.

Our channel partners’ commissions as a percentage of revenue were approximately 6% for the year ended December 31, 2023 and 5% for each of the years ended December 31, 2022 and 2021. For the years ended December 31, 2023, 2022 and 2021, our sales and marketing expenses as a percentage of revenue were approximately 60%, 76% and 87%, respectively.

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

We expect our general and administrative expenses to increase in absolute dollars as we continue to grow and expand our operations and operate as a public company. In the long-term, we expect that general and administrative expenses as a percent of total revenue will remain at approximately the same level. For the years ended December 31, 2023, 2022 and 2021, our general and administrative expenses as a percentage of revenue were approximately 13%, 16% and 17%, respectively.

Financial Income (Expense), net

Financial income (expense), net, consists primarily of interest generated by our money market funds and foreign exchange gains and losses, offset by bank charges and interest expenses.

Income Tax Expenses

Income tax expenses consist primarily of income tax related to foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on deferred tax assets because we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Part 4 - Operating and Financial Review and Prospects 57

FY2023 20-F

Comparison of Period-to-Period Results of Operations

The following tables set forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the period presented.

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Revenue	$729,695	$519,029	$308,150
Cost of revenue (1)	80,645	66,528	39,013
Gross profit	649,050	452,501	269,137
Operating Expenses:
Research and development (1)	156,500	127,047	73,686
Sales and marketing (1)	438,402	392,068	268,083
General and administrative (1)	92,733	85,401	53,493
Total operating expenses	687,635	604,516	395,262
Operating loss	(38,585)	(152,015)	(126,125)
Financial income (expense), net	41,911	22,554	(838)
Income (loss) before income taxes	3,326	(129,461)	(126,963)
Income tax expenses	(5,203)	(7,406)	(2,331)
Net loss	$(1,877)	$(136,867)	$(129,294)

Part 4 - Operating and Financial Review and Prospects 58

FY2023 20-F

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Cost of revenue	$6,307	$10,406	$7,681
Research and development	38,737	32,957	21,779
Sales and marketing	25,395	33,457	23,135
General and administrative	29,747	28,100	20,934
Total share-based compensation expense	$100,186	$104,920	$73,529

	Year ended December 31,
	2023	2022	2021
Revenue	100%	100%	100%
Cost of revenue	11	13	13
Gross profit	89	87	87
Operating Expenses:
Research and development	21	24	24
Sales and marketing	60	76	87
General and administrative	13	16	17
Total operating expenses	94	116	128
Operating loss	(5)	(29)	(41)
Financial income (expense), net	6	4	(0)
Income (loss) before income tax	1	(25)	(41)
Income tax expenses	(1)	(1)	(1)
Net loss	0%	(26)%	(42)%

Part 4 - Operating and Financial Review and Prospects 59

FY2023 20-F

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

	Year ended December 31,
	2023	2022	$ Change	% Change
	(in thousands)
Revenues	$729,695	$519,029	$210,666	41%

Revenue was $729.7 million for the year ended December 31, 2023, an increase of $210.7 million, or 41%, compared to $519.0 million for the year ended December 31, 2022. This increase was driven primarily by addition of new customers and revenues generated from our existing customers expanding their use of our solutions, as reflected by our dollar-based net retention rate of 110% as of December 31, 2023.

Cost of Revenue and Gross Profit

	Year ended December 31,
	2023	2022	$ Change	% Change
	(in thousands)
Cost of revenue	$80,645	$66,528	$14,117	21%
Gross profit	89%	87%

Cost of revenue was $80.6 million for the year ended December 31, 2023, an increase of $14.1 million, or 21%, compared to $66.5 million for the year ended December 31, 2022. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $2.5 million in salaries and related expenses, an increase of $3.2 million in indirect taxes, an increase of $3.0 million in hosting expenses, an increase of $2.2 million in processing fees, an increase of $4.0 million in third party consulting costs, an increase in allocated overhead costs of $2.4 million as a result of increased overall costs to support our business growth and related infrastructure, and an increase of $1.1 million in amortization of capitalized software costs, partially offset by a decrease of $4.1 million in share-based compensation expenses.

Operating Expenses

	Year ended December 31,
	2023	2022	$ Change	% Change
	(in thousands)
Research and development	$156,500	$127,047	$29,453	23%
Sales and marketing	438,402	392,068	46,334	12%
General and administrative	92,733	85,401	7,332	9%
Total operating expenses	$687,635	$604,516	$83,119	14%

Part 4 - Operating and Financial Review and Prospects  60

FY2023 20-F

Research and Development Expenses

Research and development expenses were $156.5 million for the year ended December 31, 2023, an increase of $29.5 million, or 23%, compared to $127.0 million for the year ended December 31, 2022. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $18.9 million in salaries and related expenses, an increase of $5.8 million in share-based compensation expenses, due to an increase in the number of employees, and an increase of $0.8 million in allocated overhead costs as a result of increased overall costs to support our business growth and related infrastructure, an increase of $2.3 million in software costs and a $1.6 million increase in hosting costs.

Sales and Marketing Expenses

Sales and marketing expenses were $438.4 million for the year ended December 31, 2023, an increase of $46.3 million, or 12%, compared to $392.1 million for the year ended December 31, 2022. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $11.7 million in salaries and related expenses due to an increase in the number of employees, an increase of $21.8 million in marketing, advertising and brand costs, an increase of $14.1 million in partners commission expenses and an increase of $6.5 million in allocated overhead costs to support our business growth and related infrastructure, partially offset by a decrease of $8.1 million in share-based compensation expenses.

General and Administrative Expenses

General and administrative expenses were $92.7 million for the year ended December 31, 2023, an increase of $7.3 million, or 9%, compared to $85.4 million for the year ended December 31, 2022. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $5.4 million in salaries and related expenses, an increase of $5.0 million in rent and related expenses mainly due to our global office expansion, an increase of $1.6 million in share-based compensation expenses, an increase of $2.6 million in welfare, an increase of $2.0 million in depreciation, and an increase of $0.5 million in software expenses, partially offset by a decrease of $9.7 million in overhead allocation.

Financial Income (Expense), Net

	Year ended December 31,
	2023	2022	$ Change	% Change
	(in thousands)
Financial income (expense), net	$41,911	$22,554	$19,357	86%

Part 4 - Operating and Financial Review and Prospects  61

FY2023 20-F

Financial income (expense), net, was an income of $41.9 million for the year ended December 31, 2023, an increase of $19.4 million or 86%, compared to income of $22.6 million for the year ended December 31, 2022. This increase in income was partially driven by global macroeconomic trends, such as higher interest on our money market funds of $23.3 million, partially offset by less foreign currency gains.

Income Tax Expenses

	Year ended December 31,
	2023	2022	$ Change	% Change
	(in thousands)
Income Tax Expenses	$5,203	$7,406	$(2,203)	(30%)

Income tax expenses were $5.2 million for the year ended December 31, 2023, a decrease of $2.2 million, or 30%, compared to $7.4 million for the year ended December 31, 2022. The decrease was primarily driven by tax benefits related to share-based compensation.

For a comparison of the years ended December 31, 2022 and 2021, please see our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 14, 2023.

Non-GAAP Financial Measures

We regularly review several financial measures, including non-GAAP operating income (loss) and adjusted free cash flow, to evaluate our business, measure our performance, identify trends in our business, prepare financial forecasts and make strategic decisions. We believe these non-GAAP financial measures are useful in evaluating our performance in addition to our financial results prepared in accordance with GAAP. You should read these non-GAAP measures in conjunction with the discussion of our GAAP results of operations and together with our consolidated financial statements and related notes included elsewhere in this annual report.

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

The following table sets forth our non-GAAP operating income (loss) and adjusted free cash flow for the years ended December 31, 2023, 2022 and 2021:

Part 4 - Operating and Financial Review and Prospects  62

FY2023 20-F

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Non-GAAP operating income (loss)	$61,601	$(47,095)	$(52,596)
Adjusted free cash flow	$204,945	$8,137	$9,900

Non-GAAP Operating income (loss)

We define non-GAAP operating income (loss) as GAAP operating loss, adjusted for certain non-cash items such as share-based compensation expenses. We exclude these items because these are non-cash expenses, which we do not consider indicative of performance. In addition, management uses non-GAAP operating income (loss) to evaluate our financial performance and for planning and forecasting purposes. Non-GAAP operating income (loss) should not be considered as an alternative to GAAP operating loss or net loss as an indicator of operating performance. The following table provides a reconciliation of non-GAAP operating income (loss) to GAAP operating loss for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Operating loss	(38,585)	(152,015)	(126,125)
Share-based compensation expenses	$100,186	$104,920	$73,529
Non-GAAP operating income (loss)	$61,601	$(47,095)	$(52,596)

Adjusted Free Cash Flow

We define adjusted free cash flow as net cash provided by operating activities less cash used for purchases of property and equipment and capitalized software development costs, plus non-recurring expenditures, such as the purchase of property and equipment related to build-out of our new corporate headquarters.

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

Part 4 - Operating and Financial Review and Prospects  63

FY2023 20-F

The following table provides a reconciliation of adjusted free cash flow to net cash provided by operating activities for the periods indicated:

	Year ended December 31,
	2023	2022	2021
		(in thousands)
Net cash provided by operating activities	$215,404	$27,138	$16,355
Purchase of property and equipment	(7,901)	(16,003)	(11,578)
Capitalized software development costs	(2,558)	(2,998)	(2,180)
Purchase of property and equipment related to build-out of our new corporate headquarters	—	—	7,303
Adjusted free cash flow	$204,945	$8,137	$7,303

B. Liquidity and Capital Resources

As of December 31, 2023, we had $1,116.1 million in cash and cash equivalents. In June 2021, we received net proceeds from our IPO and concurrent private placement of $735.9 million. In the year ended December 31, 2023, we generated net cash provided by operating activities for the third consecutive year since our IPO.

Excluding capital raises, our principal sources of funds are from our deferred revenue, which is included in the liabilities section of our consolidated balance sheet. Deferred revenue consists of payments received in advance of revenue recognition, excluding amounts subject to right of return, and is recognized as revenue recognition criteria are met. We generally invoice our customers in advance of services being provided. The majority of our deferred revenue is expected to be recognized as revenue during the succeeding 12-month period, provided all other revenue recognition criteria have been met. As of December 31, 2023 and 2022, we had deferred revenue of $269.5 million and $200.5 million, respectively. We have generated losses from our operations as reflected in our accumulated deficit of $584.4 million and $582.5 million as of December 31, 2023 and 2022, respectively. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure, and general and administrative expenses to support being a publicly traded company.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe that our current cash and cash equivalents

Part 4 - Operating and Financial Review and Prospects  64

FY2023 20-F

will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months and for the foreseeable future.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented:

	Year ended December 31,
	2023	2022	2021
		(in thousands)
Net cash provided by operating activities	$215,404	$27,138	$16,355
Net cash used in investing activities	(10,459)	(19,001)	(3,629)
Net cash provided by (used in) financing activities	$25,289	$(9,055)	$742,272

For a comparison of the years ended December 31, 2022 and 2021, please see our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 14, 2023.

Operating Activities

Cash provided by operating activities for the year ended December 31, 2023 of $215.4 million was primarily related to our net loss of $1.9 million, adjusted for non-cash charges of $109.2 million and net cash inflows of $108.1 million resulting from changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation and amortization of property and equipment. The main drivers of the changes in operating assets and liabilities were a $68.9 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $14.6 million increase in accrued expenses and other liabilities, a $11.8 million increase in prepaid expenses and other assets and a $17.4 million increase in accounts payable primarily driven by payments timing differences. These amounts were partially offset by a $4.7 million increase in accounts receivable, net, due to increases in sales, primarily driven by timing differences.

Investing Activities

Cash used in investing activities during the year ended December 31, 2023 was $10.5 million, as a result of purchases of property and equipment and capitalized software development costs.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2023 was $25.3 million and was primarily as a result of proceeds of $21.2 million from exercise of share options and purchases under the employee share purchase plan and a $4.0 million of receipt of tax advance relating to exercises of share options and RSUs, net.

Part 4 - Operating and Financial Review and Prospects  65

FY2023 20-F

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

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Part 4 - Operating and Financial Review and Prospects 66

FY2023 20-F

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

Part 4 - Operating and Financial Review and Prospects 67

FY2023 20-F

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

For costs associated with contracts up to one year, we elected to apply the practical expedient and expense these contract costs as incurred. Costs associated with multi-year contracts have been capitalized and amortized over the associated contract period.

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

Foreign Currency Risk

The U.S. dollar is our functional currency. The majority of our revenue was denominated in U.S. dollars for the years ended December 31, 2023, 2022 and 2021, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent.

This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore,

Part 4 - Operating and Financial Review and Prospects 68

FY2023 20-F

we anticipate that a material portion of our expenses will continue to be denominated in NIS.

A decrease of 5% in the U.S. dollar to NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% during each of the years ended December 31, 2023, 2022 and 2021. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

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

As of December 31, 2023, the notional amount of our outstanding foreign exchange contracts was $157.4 million, all of which met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2023 (in thousands of dollars).

Maturity in 2024
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$157,430
Total	$157,430

Interest Rate Risk

We believe that we have no significant exposure to interest rate risk, as we have no long-term loans. However, our future interest income may fall short of expectations due to changes in market interest rates.

Part 4 - Operating and Financial Review and Prospects 69

FY2023 20-F

Part 5 - Consolidated Statements and Additional Financial Information

Consolidated Financial Statements

Starting at page 170, we have appended, as part of this annual report, our consolidated financial statements.

Controls and procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, each of our Co-Chief Executive Officers and our Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Brightman Almagor Zohar &  Co., a firm in the Deloitte Global Network, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2023. The report of Brightman Almagor Zohar & Co. is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Part 5 - Consolidated Statements and Additional Financial Information 70

FY2023 20-F

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal accountant fees and services

We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for the years ended December 31, 2023 and 2022:

	2023	2022
	(In thousands)
Audit fees (1)	$700	$650
Audit related fees	—	—
Tax Fees(2)	$83	$99
All other fees	—	—
Total fees	$783	$749

(1)	Audit fees consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the Audit Committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2023 and 2022 were approved in accordance with our policy.

Part 5 - Consolidated Statements and Additional Financial Information 71

FY2023 20-F

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

Significant Changes

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this annual report.

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

Part 5 - Consolidated Statements and Additional Financial Information 72

FY2023 20-F

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that as of December 31, 2023, 2022 and 2021, we qualified as an Industrial Company within the meaning of the Industry Encouragement Law, and we believe that we currently continue to qualify as such.

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

Part 5 - Consolidated Statements and Additional Financial Information 73

FY2023 20-F

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

Part 5 - Consolidated Statements and Additional Financial Information 74

FY2023 20-F

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

We believe that as of December 31, 2023 in each of the three years then ended, we qualify as a Preferred Technological Enterprise, and continue to examine our qualification as well as the amount of Preferred Technological Income that we may have, and other benefits that we may receive under the 2017 Amendment. We have obtained a tax ruling from the Israel Tax Authority regarding our status as a Preferred Technological Enterprise, which is in effect for the years 2019-2023, subject to provisions. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and under the condition that there will be no change in the

Part 5 - Consolidated Statements and Additional Financial Information 75

FY2023 20-F

business activity and/or in the business model or a significant reduction in the scope of research and development. However, in the future, if these tax benefits are reduced, canceled or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

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

Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).

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

Part 5 - Consolidated Statements and Additional Financial Information 76

FY2023 20-F

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

Part 5 - Consolidated Statements and Additional Financial Information 77

FY2023 20-F

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

Part 5 - Consolidated Statements and Additional Financial Information 78

FY2023 20-F

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

Part 5 - Consolidated Statements and Additional Financial Information 79

FY2023 20-F

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

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are an exception from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Pursuant to applicable United States Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations and IRS Notices.

Part 5 - Consolidated Statements and Additional Financial Information 80

FY2023 20-F

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

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the dispositions before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held the ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in its ordinary shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our ordinary shares will be treated as United States source income, and a United States Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a United States Holder’s ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such

Part 5 - Consolidated Statements and Additional Financial Information 81

FY2023 20-F

sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable United States Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations and IRS Notices.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ending December 31, 2023 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular

Part 5 - Consolidated Statements and Additional Financial Information 82

FY2023 20-F

year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2023 or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

Part 5 - Consolidated Statements and Additional Financial Information 83

FY2023 20-F

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

Part 5 - Consolidated Statements and Additional Financial Information 84

FY2023 20-F

Part 6 - Risk Factors

Risk Factors Summary

The following summarizes the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

Risks Related to our Business and Industry:

•	We have a limited operating history at our current scale, which makes it difficult to predict our revenue and evaluate our business and future prospects.

•	If we fail to effectively manage the scope and complexity of our business following years of rapid growth, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

•	We anticipate increasing operating expenses in the future, and we may not be able to maintain profitability.

•	We face exposure to foreign currency exchange rate fluctuations.

•	We derive and expect to continue to derive in the foreseeable future, a majority of our revenue from a single platform.

•	We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

•	Real or perceived errors, failures, vulnerabilities, or bugs on our platform, products, or third-party applications offered on our app marketplace, could harm our business, results of operations, and financial condition.

•	If there are interruptions or performance problems associated with the technology or infrastructure underlying our platform, then our users may experience service outages, other organizations may be reluctant to adopt our products and our reputation could be harmed.

•	Issues relating to the use of artificial intelligence (“AI”) and machine learning (“ML”) in our offerings could adversely affect our business and operating results.

•	If we are unable to attract customers, grow our retention rates, expand usage within organizations, including through cross-selling and upselling, and sell subscription plans, our revenue growth and any future profitability could be harmed.

•	Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.

•	Our sales efforts may require considerable time and expense, and the use of differing sale strategies may extend our sales cycles.

•	If we fail to offer high-quality customer support or fail to effectively develop and expand our direct sales capabilities, our customer base expansion, business and reputation could suffer.

Part 6 - Risk Factors 85

FY2023 20-F

•	If we fail to enhance our reputation, brand, and market awareness of our products, our ability to expand the number of organizations on our platform may be impaired, our reputation may be harmed, and our business, results of operations, and financial condition may suffer.

•	Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture.

•	Actions by governments to restrict access to our platform and products in their countries or to require us to disclose or provide access to information in our possession could harm our business, results of operations, and financial condition.

•	Because our success depends, in part, on our ability to expand sales and customer support of our platform and products internationally, our business is susceptible to risks associated with international operations.

•	Compliance with laws and regulations applicable to our global operations, including export controls, also substantially increases our cost of doing business in foreign jurisdictions.

•	Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

•	We are subject to risks related to our statements, commitments and practices that implicate, environmental, and social responsibility matters.

•	We are subject to a series of risks related to climate change.

•	We depend on our founders and other key employees, and the loss of one or more of these employees could harm our business.

•	An inability to attract and retain other highly skilled employees could harm our business.

•	Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

•	Uncertain global economic conditions and inflation could materially adversely affect our business and results of operations.

Risks Related to Our Market and Competitive Landscape

•	The market and software categories in which we participate are competitive, new, and rapidly changing.

•	Our ability to introduce new products, features, integrations, capabilities, and enhancements is dependent on adequate research and development resources.

Part 6 - Risk Factors 86

FY2023 20-F

Risks Related to Third Parties

•	If we are unable to ensure that our products interoperate with a variety of software applications that are developed by third parties, including our partners, our platform may become less competitive, and our results of operations may be harmed.

•	We rely on third-party application stores to distribute our mobile application.

•	Our growth depends in part on the success of our strategic relationships with third parties.

•	We rely on traditional web search engines to direct traffic to our website through search engines and networking sites.

•	Interruptions or delays in services from third parties or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements could impair the delivery of our services and harm our business.

Risks Related to Privacy, Data, and Cybersecurity

•	A security incident may allow unauthorized access to our or our third-party vendors’ systems, networks, or data or the data of users and organizations on our platform.

•	We are subject to stringent and changing laws, regulations, industry standards, policies, and contractual obligations related to privacy, data protection, and data security.

•	Evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements, and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business

•	New legislation in the EEA regulating AI, online content and the digital economy may impose additional regulatory obligations on us, which may subject us to liability if we are not compliant with these laws and may affect the results of our operations as we are required to adjust our business practices.

Risks Related to Taxation

•	Changes in tax laws or regulations we are subject to in the various tax jurisdictions may have an adverse effect on us or our customers and could increase the costs of our platform and harm our business.

•	Our results of operations may be harmed if we are required to collect sales or other similar indirect taxes for subscriptions to our platform in jurisdictions where we have not historically done so.

•	The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Part 6 - Risk Factors 87

FY2023 20-F

•	There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

•	If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Our Proprietary and Intellectual Property Rights

•	If we fail to adequately maintain, protect, or enforce our proprietary and intellectual property rights, our competitive position could be impaired, and we may lose valuable assets, generate reduced revenue, experience slower growth rates and incur costly litigation to protect our rights.

•	Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award or a claim that results in an injunction.

•	Our platform and products utilize open-source software, and any defects or security vulnerabilities in the open-source software could negatively affect our business.

•	Our failure to successfully protect our intellectual property rights could negatively affect our business.

Risks Related to Operations as a Public Company and Ordinary Shares

•	One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.

•	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	As a “foreign private issuer” that follows certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

•	We do not expect to pay any dividends in the foreseeable future.

Risks Related to our Incorporation and Location in Israel

•	Conditions in Israel, including due to the ongoing war between Israel and Hamas, could materially and adversely affect our business.

Part 6 - Risk Factors 88

FY2023 20-F

•	It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this annual report, or to assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.

•	Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

•	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

•	The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel, shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Israeli Companies Law and the Israeli Securities Law.

Risks Related to our Digital Lift Initiative and the Digital Lift Foundation

•	The novelty of our Digital Lift Initiative makes its efficacy unpredictable and makes us susceptible to unintended consequences.

Risks Related to Legal and Regulatory Matters

•	Our business and financial results may be affected by various litigation and regulatory proceedings.

•	We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

•	We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

•	Geopolitical conflict, including as a result of the conflict between Russia and Ukraine, may adversely affect our business and results of operations.

Risks Related to our Business and Industry

We have a limited operating history at our current scale, which makes it difficult to predict our revenue and evaluate our business and future prospects.

We started our company in 2012 and have experienced rapid growth since launching our product in 2014. Our limited operating history at our current scale makes it difficult to predict our operating results, and our historical results may not be indicative of, or comparable to, our future results. We have encountered and expect to continue to encounter risks and uncertainties, such as the risks and uncertainties described herein. If we do not address these

Part 6 - Risk Factors 89

FY2023 20-F

risks successfully, our results of operations could differ materially from our expectations, our business, results of operations and financial condition could suffer, and the price of our ordinary shares could decline.

We have experienced continued revenue growth in recent periods, and our recent growth rates may not be indicative of our future growth. As we operate in a new and rapidly changing category of products, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	continue to acquire new customers, cross-sell and upsell our products, including new products;

•	reach teams and organizations through our marketing and sales efforts;

•	sustain innovation and deliver a superior product and customer experience, allowing us to maintain a competitive advantage;

•	grow or maintain our retention rates and expand the usage of our platform within the organizations already using our platform;

•	continue successfully investing in our go-to-market approach with our sales, customer success and partners teams;

•	introduce and grow the adoption of our platform in new markets outside of the markets in which we currently operate;

•	expand the usage of our platform within certain industries;

•	maintain a high level of security and reliability in our platform;

•	maintain compliance with applicable existing laws and regulations and comply with new applicable laws and regulations;

•	effectively price and adjust prices on our platform and products to attract and retain customers while achieving and maintaining profitability;

•	successfully compete against new and existing competitors and products;

•	increase the global awareness of our brand; and

•	expand the features and capabilities of our platform.

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

Part 6 - Risk Factors 90

FY2023 20-F

If we fail to effectively manage the scope and complexity of our business following years of rapid growth, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

In recent years, the rapid growth in the number of our employees, customers and offices has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, our organization’s structure, operations and scope are becoming more complex, requiring us to scale our operational, financial and management controls and reporting systems and procedures.

As we continue to grow our business after years of rapid growth, we face challenges in integrating, developing, training, and motivating a growing employee base in our various offices around the world and maintaining our company culture. Moreover, our continued growth will require significant capital expenditures and the allocation of valuable management resources. Our growth has placed, and our expected future growth could continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, and other resources. In addition, as we manage our business and our customer base continues to grow, it is important that we continue to maintain a high level of customer service and satisfaction. As such, we will need to expand our account management, customer service, and other personnel so we can continue providing personalized account management and customer service, as well as personalized features, integrations, capabilities, and enhancements. If we fail to manage the scope and complexity of our business in a manner that preserves high levels of customer service and the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our reputation and harm our ability to attract employees, users and organizations.

We anticipate increasing operating expenses in the future, and we may not be able to maintain profitability.

We have incurred significant net losses in the past and have only recently achieved profitability in the last two quarters of 2023. We may not be able to maintain profitability in the future. Because the market for our platform and the features, integrations, capabilities, and enhancements as well as other products we offer is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses will increase significantly over the next several years, as we hire additional personnel, expand our partners, operations, and infrastructure, continue to enhance our brand, develop, and expand our platform’s features, integrations, capabilities, and enhancements, expand and improve our application programming interfaces (“APIs”), and increase our spending on sales and marketing. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses.

Part 6 - Risk Factors 91

FY2023 20-F

We face exposure to foreign currency exchange rate fluctuations.

We report our financial results in U.S. dollars, and we collect our revenue primarily in U.S. dollars. However, a significant portion of our headcount related expenses are denominated in New Israeli Shekels (“NIS”), which subjects us to exchange rate risks that may materially and adversely affect our financial results. Foreign currency exchange rates have recently been and could continue to be subject to increased volatility. In the years ended December 31, 2023 and 2022, approximately 22% and 21% of our expenses, respectively, were denominated in NIS. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. The Israeli annual rate of inflation amounted to 2.9% and 5.3% for the years ended December 31, 2023 and 2022, respectively. The depreciation of the NIS in relation to the U.S. dollar amounted to 3.1% for the year ended December 31, 2023, compared to depreciation of 13.2% for the year ended December 31, 2022. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the U.S. dollar.

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

We derive and expect to continue to derive in the foreseeable future, a majority of our revenue from a single platform.

For the years ended December 31, 2023 and 2022, we derived nearly 100% of our revenue from a single platform. We expect our platform to continue to be our flagship offering for the foreseeable future. As such, continued growth in market demand for and market acceptance of our platform is critical to our future success. Demand for our platform is affected by a number of factors, many of which are beyond our control, such as the release of competing products; the development and acceptance of new features, integrations, capabilities, and enhancements; price or product changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction and rapid evolution of our market; and general economic conditions and trends. If we are unable to continue to meet the demands of our users and organizations or trends in preferences or to achieve more widespread market acceptance of our platform, our business, results of operations, and financial condition could be harmed. Changes in preferences

Part 6 - Risk Factors 92

FY2023 20-F

of our customers may have a disproportionately greater impact on our business than if we offered multiple platforms. In addition, some current and potential customers, particularly large organizations, may develop or acquire their own tools or software with similar capabilities as our platform or continue to rely on traditional tools and software, which could reduce or eliminate the demand for our platform. If demand for our platform declines for any of these or other reasons, our business could be adversely affected.

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

Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business, given that we recognize subscription revenue over the subscription term. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	the level of demand for our products;

•	our ability to grow or maintain our retention rates, expand usage within our customer base and sell our products subscription plans to existing and future customers;

•	our ability to convert users of our trial or free versions into paying customers;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of market volatility and economic downturns caused by macro-economic forces out of our control, including economic impacts caused by the COVID-19 pandemic or other highly communicable diseases or viruses;

•	the timing and success of new features, integrations, capabilities and enhancements by us to our platform or by our competitors to their products or any other change in the competitive landscape of our market;

•	errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;

•	the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties, disruptions or outages on our platform resulting in service level agreement credits;

Part 6 - Risk Factors 93

FY2023 20-F

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	changes in the legislative or regulatory environment or in legal and regulatory compliance costs in new and existing markets;

•	number of new employees, amount of share-based compensation and timing of the grant or vesting of equity awards to employees, directors or consultants;

•	pricing pressure as a result of competition or otherwise;

•	fluctuations and volatility in foreign currency exchange rates;

•	general economic conditions in either domestic or international markets, including geopolitical conflicts, uncertainty or instability, as well as economic conditions specifically affecting industries in which our customers participate; and

•	expenses incurred in connection with our Digital Lift Initiative.

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

Part 6 - Risk Factors 94

FY2023 20-F

If there are interruptions or performance problems associated with the technology or infrastructure underlying our platform, then our users may experience service outages, other organizations may be reluctant to adopt our products and our reputation could be harmed.

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

Our platform and products are accessed by a large number of users. As we continue to expand the number of our users and features, integrations, capabilities, and enhancements available to our customers, we will need to ensure that our platform and products can scale to meet the evolving needs of our customers, particularly as we continue to focus on enterprise organizations. However, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, because our customers rely on our products to collaborate, access, and manage their work, any outage of our platform could impair our users’ ability to perform their work. If such an event occurs, our customers may seek compensation from us for any losses they suffer and may cease conducting business with us.

Further, we have created mobile applications and mobile versions of our products to respond to the increasing number of people who access the internet and cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers. If these mobile applications do not perform well, our business may suffer.

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

Part 6 - Risk Factors 95

FY2023 20-F

Issues relating to the use of AI and ML in our offerings could adversely affect our business and operating results.

We are implementing AI features, including generative AI features, and ML throughout our services, including AI assistant, AI automation and monday bots. The technologies underpinning these features are in the early stages of commercial use and exist in a nascent regulatory environment, which presents legal, regulatory, ethical, reputational, competitive and financial risks. We continue to incorporate additional AI and ML solutions and features into our platform and our business, and these solutions and features may become more important to our operations or to our future growth over time.

We expect to rely on AI solutions and features to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI. Additionally, we may not be successful in monetizing AI or recouping our investments. We may fail to properly implement or market our AI solutions and features. AI technologies are complex and rapidly evolving, and our competitors or other third parties may incorporate AI into their products, offerings, and solutions more quickly or more successfully than us. Developing, testing and deploying third-party AI systems may also increase the cost profile of our product offerings due to the nature of the computing costs involved in such systems, which could impact our margins and adversely affect our business and operating results. Our ability to effectively implement and market our AI solutions and features will depend, in part, on our ability to attract and retain employees with AI expertise, and we expect significant competition for professionals with the skills and technical knowledge that we will require.

The introduction of AI technologies into new or existing products may result in new or enhanced legal or regulatory scrutiny, confidentiality or security and privacy risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. While we aim to invest and develop AI in a responsible, measured, legal and ethical manner, we may not be successful in navigating the evolving social, ethical, regulatory and legal issues relating to the use of new and evolving technologies, such as AI. For example, even if permitted by our privacy policy and contractual rights, our use of data in novel AI applications may, in time, expand beyond customer expectations. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Any of the above could adversely affect our business, operations, reputation or financial results.

If we are unable to attract customers, grow our retention rates, expand usage within organizations, including through cross-selling and upselling, and sell subscription plans, our revenue growth and any future profitability could be harmed.

Part 6 - Risk Factors 96

FY2023 20-F

To increase our revenue and maintain profitability, we must increase our customer base through various methods, including but not limited to, converting customers using our trial version into paying customers, growing or maintaining our retention rates, and expanding usage of our platform and products within organizations that are our customers, including through cross-selling and upselling.

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

Organizations may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our platform or products, our services, our pricing or pricing structure, pricing adjustments, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, decreases in the number of users at the organization, or reductions in our paying customers’ spending levels.

It is also difficult to predict attrition rates given our varied customer base of organizations, mid-market and small business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases, or changing or deteriorating general economic conditions. Additionally, we may not be successful with our strategy of shifting and expanding our customer mix to enterprise and mid-market customers. If organizations, including our target customers, do not renew their subscriptions, renew on less favorable terms, or fail to add more users, or if we fail to expand within organizations on our platform, our revenue may decline or grow less quickly than anticipated, which could harm our business, results of operations and financial condition.

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

Part 6 - Risk Factors 97

FY2023 20-F

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

Our sales efforts may require considerable time and expense, and the use of differing sale strategies may extend our sales cycles.

Our current sales strategy to large organizations follows flywheel and top-down models, where we attempt to engage a given customer’s account base by initially gaining acceptance from an individual user or team and, thereafter, expanding vertically, horizontally and organically within that user’s organization, including through cross selling and upselling. A large organization’s decision to use or expand the use of our products can sometimes be an organization-wide decision. Accordingly, we may need to engage with senior management and other key personnel within an organization in order for our flywheel model to be successful. Moreover, larger organizations may demand additional customization, integration, features, and support services. This may require us to devote greater sales support, research and development, customer experience, and professional services resources to such an organization, resulting in increased costs.

Changes in the sizes or types of businesses that purchase our platform and related products could negatively affect our operating results.

We have sold and will continue to sell to organizations ranging from small businesses to enterprises. Our gross margins can vary depending on numerous factors related to the implementation and use of our platform, including the level of adoption of our platform by our customers and the level of professional services and support required by a customer. Sales to enterprise customers

Part 6 - Risk Factors 98

FY2023 20-F

may entail longer sales cycles and more significant selling efforts. Selling to small businesses may involve greater churn risk and uncertainty. If there are changes in the mix of businesses that purchase our platform or the mix of the product plans purchased by our customers, our gross margins could decrease and our operating results could be adversely affected.

If we fail to offer high-quality customer support or fail to effectively develop and expand our direct sales capabilities, our customer base expansion, business and reputation could suffer.

Once organizations and their users begin using our products, they rely on our support services to resolve any technical, administrative, or other issues. High-quality customer education and customer experience are key to the successful adoption of our platform, for the conversion of users and organizations on our trial version into paying customers, for the expansion of accounts, and for growth or maintenance of our retention rates. The importance of high-quality customer experience increases as we expand our business and pursue new customers, including mid-market and enterprise customers. For example, if we do not help our users quickly resolve issues and provide effective ongoing user experience at the user, team, and organizational levels, our ability to convert organizations and users into paying customers may suffer, and our reputation with existing or potential customers could be harmed. Further, our ability to sell our products is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain an efficient, high-quality customer experience and customer support that meets customer needs on a global scale, or a market perception that we do not maintain a high-quality customer experience, could harm our reputation, our ability to sell our products to existing and prospective customers, our ability to grow our operations globally, and our business, results of operations, and financial condition.

Furthermore, our ability to increase the number of our customers and users and achieve broader market acceptance of our products among large organizations will depend, to a significant extent, on our ability to scale and expand our sales operations, particularly our direct sales efforts targeted at senior executives and business unit leaders. We plan to continue expanding our direct sales force, both domestically and internationally, and this expansion will require us to invest significant financial and other resources to train and grow our direct sales force in order to complement our self-service go-to-market approach. Our efforts to cross sell and upsell products will also require development, expansion, training and scaling of our sales personnel and capabilities. If our efforts do not generate a corresponding increase in revenue, our business, results of operations, and financial condition could be harmed.

In addition, we may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing direct sales personnel. There is significant competition in our industry for sales personnel with the skills and technical knowledge that we

Part 6 - Risk Factors 99

FY2023 20-F

require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth.

If we fail to enhance our reputation, brand, and market awareness of our products, our ability to expand the number of organizations on our platform may be impaired, our reputation may be harmed, and our business, results of operations, and financial condition may suffer.

Our continued success depends upon our ability to create and maintain brand recognition and a favorable reputation for delivering an easy and efficient platform. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain customers, which could adversely affect our business. We believe that developing and maintaining awareness of our brand and a favorable reputation is critical to achieving widespread acceptance of our platform and products and is an important element in attracting new organizations and additional teams to our platform. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand and our ability to increase awareness will depend largely on the effectiveness of our marketing efforts, our ability to ensure that our platform and products remain high-quality, reliable, and useful at competitive prices, our ability to continue to develop new products, functionality, and software applications, and our ability to successfully differentiate our platform and products.

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

We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work. As we continue to grow, including across multiple geographies or through acquisitions, we may find it difficult to preserve our corporate culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could reduce our ability to foster the innovation, craftsmanship, teamwork, curiosity, and diversity that we believe we need to support our growth and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, results of operations, and financial condition by negatively affecting

Part 6 - Risk Factors 100

FY2023 20-F

our ability to attract, recruit, integrate, and retain employees, continue to perform at current levels, and effectively execute our business strategy, or by exposing us to potential legal claims regarding ethical, compliance or employment matters.

Actions by governments to restrict access to our platform and products in their countries or to require us to disclose or provide access to information in our possession could harm our business, results of operations, and financial condition.

Our products depend on the ability of our users to access our platform through the internet, and access to our platform could be blocked or restricted in some countries for various reasons. Further, if the governments of any foreign country in which we operate or seek to operate limit access to certain or all of the features of our products in such country or impose other restrictions that affect the availability of our products for an extended period of time or indefinitely, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations and financial condition could be adversely affected. In addition, governments in certain countries may seek to restrict or prohibit access to our platform if they consider us to be in violation of their laws and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in laws and regulations or fail for any reason to comply with relevant laws, our platform could be further blocked or restricted, and we could be exposed to significant liability that could harm our business.

Because our success depends, in part, on our ability to expand sales and customer support of our platform and products internationally, our business is susceptible to risks associated with international operations.

We currently maintain offices and have sales personnel in Israel, the United States, Australia, Brazil, Japan, Singapore and the United Kingdom. In the years ended December 31, 2023 and 2022, the revenue that we generated from customers outside of the United States accounted for approximately 50% and 51% of our total revenue, respectively. We expect to continue expanding our international operations, which may include opening offices in new jurisdictions and providing our products in additional languages. Any additional international expansion efforts that we are undertaking and may undertake in the future may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in countries where we currently operate. These risks include, among others:

•	unexpected costs in the localization of our products, including translation into foreign languages and adaptation for local culture, practices, and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;

Part 6 - Risk Factors 101

FY2023 20-F

•	the risk of penalties to our users and individual members of management or employees if our practices are deemed to not comply with applicable laws and regulations;

•	practical difficulties of enforcing intellectual property rights in countries with varying laws and standards and reduced or varied protection for intellectual property rights in some countries;

•	an evolving legal framework and additional legal or regulatory requirements for data privacy, which may necessitate the establishment of systems to maintain data in local markets, requiring us to invest in additional data centers and network infrastructure, and the implementation of additional employee data privacy documentation (including locally compliant data privacy notices and policies);

•	as an Israeli company, we are subject to Israeli laws concerning governmental access to data and the risk, or perception of risk, of such access may make our products less attractive to organizations outside Israel, and compliance with such Israeli laws may conflict with legal obligations that we, or our customers, may be subject to in other countries;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	different pricing environments, longer sales cycles, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	increased financial accounting and reporting burdens and complexities;

•	difficulties in managing and staffing international operations including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships, and local employment laws;

•	increased costs involved with recruiting and retaining an expanded workforce through cash and equity-based incentive programs and unexpected legal costs and regulatory restrictions in issuing our ordinary shares to employees;

•	global political and regulatory changes that may lead to restrictions on immigration and travel for our employees;

•	regional and local economic and political conditions, and personnel culture differences;

•	fluctuations in exchange rates that may decrease the value of our foreign-based revenue;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings; and

Part 6 - Risk Factors 102

FY2023 20-F

•	permanent establishment risks and complexities in connection with international payroll, tax and social security requirements for international employees.

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

We may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement our product suite or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to find and identify desirable acquisition targets, or we may not be successful in entering into an agreement with any one target. Acquisitions or strategic investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. Any acquisition, investment, or business relationship that we consummate may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the

Part 6 - Risk Factors 103

FY2023 20-F

anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

We may also make strategic investments in early-stage companies developing products or technologies that we believe could complement our product suite or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. These investments are generally in early-stage private companies for restricted shares. Such investments are generally illiquid and may never generate value. Further, the companies in which we invest may not succeed, and our investments could lose their value.

We are subject to risks related to our statements, commitments and practices that implicate, environmental, and social responsibility matters.

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

Furthermore, some of our customers and suppliers evaluate our ESG practices or request that we adopt certain ESG policies. In addition, we may participate in various voluntary frameworks and certification programs, have established certain voluntary ESG initiatives, and may establish other initiatives in the future, including goals or targets, to improve the ESG profile of our operations and product offerings. However, such initiatives may be costly, and we

Part 6 - Risk Factors 104

FY2023 20-F

cannot guarantee that such efforts will have the intended results. Any failure or perceived failure to pursue or fulfill our goals, targets, and objectives (including the manner in which we achieve some or any portion of our goals) or to satisfy various reporting standards within the timelines we announce, or at all, could adversely impact our reputation or business activities, including but not limited to, potential enforcement actions or private litigation. As ESG best practices, reporting standards, and disclosure requirements continue to develop, we may incur increased costs related to ESG monitoring and reporting. Such ESG matters may also impact our suppliers and customers, which may compound or cause new impacts on our business, financial condition, or results of operations.

We are subject to a series of risks related to climate change.

There are inherent climate-related risks wherever business is conducted. We and our third-party vendors are located in areas that have experienced, and are projected to continue to experience, various natural disasters and meteorological phenomena (such as droughts, hurricanes, heatwaves, wildfires, storms, and flooding, among others) or other catastrophic events that may disrupt our or our third parties’ operations, require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events or contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, any of which may also adversely impact our or our third-parties’ operations.

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

Part 6 - Risk Factors 105

FY2023 20-F

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

Part 6 - Risk Factors 106

FY2023 20-F

Uncertain global economic conditions and inflation could materially adversely affect our business and results of operations.

We are currently operating in a period of economic uncertainty and cannot predict the timing, duration or impact of any economic downturn. To the extent unfavorable conditions in the national and global economy persist or worsen, or the economic recovery is slower than expected, our business could be harmed, as current and potential customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products, which they may consider discretionary. In particular, macroeconomic conditions have negatively affected small and medium-sized businesses, which may affect our current or potential customers’ finances and purchasing power.

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

We are creating a new category of software, our products, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets, all of which are highly competitive and rapidly evolving.

The markets in which we operate are extremely competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We may not be successful in creating, marketing, cross selling or upselling our new products. Moreover, we expect competition to increase in the future both from our existing competitors and from new market entrants, including established technology companies who have not previously entered the market. Our competitors include the following:

•	companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., Smartsheet Inc., Notion Labs, Inc., Atlassian Corporation PLC (Trello), ClickUp, and Freshworks Inc.

Part 6 - Risk Factors 107

FY2023 20-F

•	companies that primarily offer customer relationship management solutions. This includes companies such as SugarCRM, Pipedrive, and Zoho Corp.

•	companies that primarily offer software development tools. This includes companies such as Atlassian Corporation PLC (Jira).

In the future, we will likely face increased competition from a number of Work OS providers, including new entrants to the market. Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability, and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

•	our ability to introduce new and improve on existing, features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	our ability to continue to increase social and technological acceptance of our products;

•	continued growth in digitalization of the workplace;

•	our ability to maintain the value and reputation of monday.com as a solution; and

•	the scale, growth, and engagement of our community relative to those of our competitors.

Our competitors may be able to adapt more quickly and effectively to new or changing circumstances, technologies, standards, or customer demands. Companies and/or joint ventures resulting from possible consolidations or alliances may create more compelling product offerings or be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. As a result, even if the features of our products are superior compared to that of our competitors, potential customers may not purchase our offerings. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide software, programs, and tools used by information workers with subscription models.

Conditions in our market could also change rapidly and significantly due to technological advancements (including AI, gen AI and ML), partnering

Part 6 - Risk Factors 108

FY2023 20-F

by our competitors, or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

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

Risks Related to Third Parties

If we are unable to ensure that our platform interoperates with a variety of software applications that are developed by third parties, including our partners, our platform may become less competitive, and our results of operations may be harmed.

Our platform must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our platform to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we developed our platform to be able to easily integrate with third-party applications, including the software applications of providers that compete with us as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these user integrations. We are typically

Part 6 - Risk Factors 109

FY2023 20-F

subject to standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

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

We believe a significant component of our value proposition to users and organizations is the ability to improve and interface with these third-party applications through APIs on our platform. Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services or exert strong business influence on terms on which we operate our platform. For example, we currently directly compete with several large technology companies whose applications interface with our platform, including Google and Microsoft. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our products with these products could decrease and our business, results of operations and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our platform could decrease and our business, results of operations, and financial condition could be harmed.

We also depend on our ecosystem of developers to create applications that will integrate with our products. Our reliance on this ecosystem of developers creates certain business risks relating to the quality and security of the applications built using our APIs, service interruptions of our platform from these applications, lack of service support for these applications, possession of intellectual property rights associated with these applications, and privacy concerns around the transfer of data to these applications. We may not have the ability to control or prevent these risks. As a result, issues relating to these applications could adversely affect our business and reputation.

In addition, our platform interoperates with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our platform with such third-party servers, mobile

Part 6 - Risk Factors 110

FY2023 20-F

devices, and software applications, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our products. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our platform operates effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our platform with other systems and services they use. Further, if we are unable to effectively anticipate and manage these risks, or if it is difficult for users and organizations on our platform to access and use our products, our business, results of operations, and financial condition may be harmed.

We rely on third-party application stores to distribute our mobile application.

We are dependent on third-party application stores that may prevent us from timely updating our products, building new features, integrations, capabilities, and enhancements, or charging for access.

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

Part 6 - Risk Factors 111

FY2023 20-F

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

Additionally, if the price of marketing our products as a whole, and our products individually, over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing, which could adversely affect our business and operating results. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. Any change to these policies that delays or prevents us from advertising through these channels could result in reduced traffic to our website, thereby harming our ability to attract new customers. New search engines or social networking sites may also develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites and, if we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms. If we are unable to continue to successfully promote our products, and maintain traffic to our website, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.

Part 6 - Risk Factors 112

FY2023 20-F

Interruptions or delays in services from third parties or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements could impair the delivery of our services and harm our business.

We depend on services provided by various third parties to maintain our infrastructure. If a service provider fails to provide sufficient capacity to support our platform or otherwise experiences service outages, such failure could interrupt our users’ and organizations’ purchase of, or access to, our products, which could adversely affect our reputation and our business. Any disruptions in these services, including as a result of actions outside of our control, could significantly impact the continued performance of our platform. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our platform until equivalent technology is either developed by us or, if available from another provider, is identified, obtained, and integrated into our infrastructure.

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

Part 6 - Risk Factors 113

FY2023 20-F

AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. In some cases, AWS may terminate the agreement for cause upon 30 days’ notice. Termination of the AWS agreement may harm our ability to access data centers we need to host our products or to do so on terms as favorable as those we have with AWS. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology. In addition, the failure of AWS data centers or third-party internet service providers to meet our capacity requirements could impede our ability to scale our operations.

Risks Related to Privacy, Data, and Cybersecurity

A security incident may allow unauthorized access to our or our third-party vendors’ systems, networks, or data or the data of users and organizations on our platform.

We rely on information systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems, including but not limited to, cloud computing services, and we face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information. The secure collection, storage, transmittal, and processing of sensitive and proprietary information, including business strategies, financial and operational data, personal information, and other related data, as well as the confidential data and personal information of users and organizations on our platform (collectively, “Confidential Information”), by employees, service providers, customers, and users on our platform is essential to their use of our products and to our business. Increasingly, companies are subject to a wide variety of attacks on their systems on an ongoing basis, which threaten the confidentiality, integrity, and availability of our IT Systems and Confidential information. In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, worms, and ransomware), bugs and other software vulnerabilities, software and hardware misconfigurations or other human or technological error, employee theft or misuse, password spraying, social engineering/phishing, credential stuffing, and denial-of-service attacks, we may also face threats from sophisticated organized crime, supply chain attacks, nation-state and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions). There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information.

Part 6 - Risk Factors 114

FY2023 20-F

Third parties may attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information such as usernames, passwords, or other information or otherwise compromise the security of our IT Systems and/or physical facilities in order to gain access to our IT Systems or Confidential Information. In addition, cyberattacks on our third-party vendors who provide a range of technologies, products, and services critical to our internal and external operations, could disrupt our business and/or disclose our data or the data of users and organizations that use our platform, or impact our financial results. We also face threats from attacks on, or vulnerabilities in, the many different underlying networks and services that power the Internet that our products depend on, most of which are not under our control or the control of our vendors, partners, or customers. Further, if a high-profile security breach occurs with respect to another software company with communication, collaboration, data collection, and integrations, our customers and potential customers could lose trust in the security of such solutions providers generally, which could adversely impact our ability to attract new customers to our products or grow or maintain our retention rates. Finally, there is an increased risk that we may experience cybersecurity-related events such as phishing attacks and other security challenges as a result of most of our employees and our service providers working remotely due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

Security breaches impacting our products or integrations on our products could result in a risk of loss, unavailability, or unauthorized disclosure of Confidential Information, unauthorized access to or disruption of our IT Systems, or involve disruptive attacks, such as those involving ransomware, which may interrupt or disable our operations and ability to serve customers or result in unauthorized access or acquisition of Confidential Information. These types of events, in turn, could lead to litigation, including class action lawsuits, governmental audits, investigations, and other possible liability (including regulatory fines) and costs (including increased remediation expenditures), thereby damaging our reputation and relationships with existing customers. This could have a negative impact on our reputation and our ability to attract new customers and to grow or maintain our retention rates.

In the normal course of business, we are and have been the target of malicious cyberattack attempts and have experienced other security incidents. To date, such identified security events have not been material or significant to us, including to our reputation or business operations, or had a material financial impact, but there can be no assurance that future cyberattacks will not be material or significant. Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Furthermore, any such breach, including a breach of the systems or networks of our third-party providers, could compromise our IT Systems, creating system outages, disruptions, or

Part 6 - Risk Factors 115

FY2023 20-F

slowdowns and exploiting security vulnerabilities of our networks. In addition, our Confidential Information stored on our network, or the networks of our third-party providers could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm. In addition, a breach of the security measures of one of our third-party providers could result in the destruction, modification, or exfiltration of Confidential Information, the disclosure of which may provide additional avenues of attack. These breaches, or any perceived breach, of our IT Systems or the systems or networks of our third-party providers, whether or not any such breach is due to a vulnerability in our platform, may also undermine confidence in us or our industry and result in damage to our reputation, negative publicity, loss of users, partners and sales, increased remediation costs, and costly litigation or regulatory fines.

The discovery of a new cyberattack, including with respect to its scope and any potential impact on our IT environment, including regarding the loss, inadvertent disclosure, or unapproved dissemination of Confidential Information, including proprietary information or sensitive or confidential data about us or our customers, or vulnerabilities in our source code, could result in litigation and potential liability for us, damage our brand and reputation, negatively impact our sales, or otherwise harm our business. Any claims or investigations may result in our incurring significant external and internal legal and advisory costs, as well as the diversion of management’s attention from the operation of our business.

The security measures we have implemented or integrated into our platform and our internal systems and networks (including measures to audit third-party and custom applications) may not function as expected or may not be sufficient to protect our platform and our internal systems and networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target often referred to as “zero-day vulnerabilities”. Threat actors are becoming increasingly sophisticated, for example, in using tools and techniques, including AI, designed to circumvent controls, avoid detection, and obfuscate forensic evidence, which may render us unable to timely or effectively detect, investigate, contain or remediate our systems in response to future attacks or incidents in a timely or effective manner. As a result, it may not be possible for us to anticipate these techniques or implement adequate measures to prevent an electronic intrusion into our systems and networks, and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in our IT Systems.

We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be available or adequate for all liabilities that might actually be incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Part 6 - Risk Factors 116

FY2023 20-F

In addition, defending a suit based on any data loss or system disruption, regardless of its merit, could be costly and divert management’s attention.

We are subject to stringent and changing laws, regulations, industry standards, policies, and contractual obligations related to privacy, data protection, and data security.

We receive, generate, collect, store, process, transfer, and use personal, confidential, and sensitive information and other data relating to users of our services, our customers, employees, contractors, prospects, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection, and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly and is likely to remain uncertain and complex for the foreseeable future. Many of these laws are relatively new, and rapidly changing, and the interpretation and application of these laws are uncertain. Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

For example, in the EEA we are subject to the General Data Protection Regulation 2016/679 (“EU GDPR”), and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together the “UK GDPR” and the EU GDPR and UK GDPR hereinafter referred to as the “GDPR”), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable natural individual (personal data). The EU GDPR and national implementing legislation in EEA member states, and the UK GDPR, impose a strict data protection and compliance regime, including providing detailed disclosures about how personal data is collected and processed, requiring that service providers

Part 6 - Risk Factors 117

FY2023 20-F

or processors (as defined in the GDPR) only process personal data on the written instruction of controllers (as defined in the GDPR, e.g. their customers), requiring service providers to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches resulting in risks to the rights and freedoms of affected individuals, granting data subject rights, and setting rules with respect to cross-border personal data transfers out of the EEA and the United Kingdom, respectively.

Failure to comply with our obligations under the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and £17.5 million, respectively, or 4% of our total global annual turnover for the preceding financial year for the most serious violations, and we may be fined under both the EU GDPR and UK GDPR for the same breach). In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

We are also subject to evolving EU, UK and US privacy laws on cookies, tracking technologies, and e-marketing. European regulators, but also US federal and state regulators (such as in California, Virginia, Connecticut and Colorado, or the FTC at the federal level), are also increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the e-Privacy Directive are highly likely to be replaced across the EU (but directly in the UK) by an EU regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the EU and UK (under national law derived from the e-Privacy Directive), informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing, unless certain limited exceptions or alternatives apply. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increased enforcement by regulators of the strict approach in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing and product optimization activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially analyze the behavior of users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our ability to understand users and cater to their preferences.

Additionally, we are subject to the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020, and was amended by the California Privacy Rights Act (“CPRA”), which took effect in January 2023. As amended, the CCPA imposes heightened transparency obligations about data collection,

Part 6 - Risk Factors 118

FY2023 20-F

use, and sharing practices, adds restrictions on the “sale” and “sharing” of personal information, creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Privacy Protection Agency, an agency the CPRA specifically created, enforces the CCPA (along with the California Attorney General) and can seek an injunction and civil penalties of up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer, or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and incur substantial costs and expenses in order to comply. Since the CPRA took effect, over a dozen other states have passed data privacy laws or are considering such legislation, such as the Virginia Consumer Data Protection Act, the Colorado Privacy Act, Utah’s Consumer Privacy Act, and the Connecticut Act Concerning Personal Data Privacy and Online Monitoring, which may similarly impose new obligations on us and may require us to make additional modifications to our data practices and policies and to incur additional substantial costs and expenses in an effort to comply. More generally, some observers have noted these regulations could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

We may also be subject to the Health Insurance Portability and Accountability Act (“HIPAA”), as supplemented by the Health Information Technology for Economic and Clinical Health Act, which establishes federal privacy and security standards for the protection of individually identifiable health information and carries significant enforcement penalties for non-compliance. Failure to comply with HIPAA can result in an injunction, regulatory action, civil monetary penalties or, in certain circumstances, criminal penalties with fines and/or imprisonment. Certain HIPAA standards may apply to “business associates,” which are persons or entities that perform certain services for, or on behalf of, an entity covered by HIPAA that involves creating, receiving, maintaining, or transmitting protected health information. We may function as a HIPAA business associate for certain of our customers and therefore must comply with applicable administrative, technical, and physical safeguards as required by HIPAA, including data security obligations. HIPAA-covered entities and service providers to whom we serve as a business associate require us to enter into HIPAA-compliant business associate agreements with them. If we are unable to comply with our obligations as a HIPAA business associate, we could face contractual liability under the applicable business associate agreement.

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

Part 6 - Risk Factors 119

FY2023 20-F

to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager), and other technical and organizational security measures.

Furthermore, material amendments to the PPL have recently been introduced into the Israeli Parliament under the Privacy Protection Bill (amendment No. 14), 5722-2022 (“Bill”), which is in advanced stages of review and approval by the Constitution, Law and Justice Committee, and may be approved for voting by the general assembly. Among other things, the Bill aims to expand the scope of applicability of the PPL and the Privacy Protection Authority’s investigative and sanctioning powers, and introduce significantly increased fines compared to those currently available under the PPL and its regulations. In this respect, the expanded scope of the PPL may require us to modify our data practices and policies and incur substantial costs and expenses in order to adjust our privacy and data protection practices pertaining to the personal data of data subjects in Israel, including adjustments to certain organizational procedures, policies and contractual engagements with some of our Israeli customers and service providers.

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

Part 6 - Risk Factors 120

FY2023 20-F

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

Evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements, and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

Certain laws and regulations related to data privacy, data protection, and data security, including Canada’s Personal Information Protection and Electronic Documents Act and the GDPR, restrict our customers’ ability to process and store certain personal and business information outside specific jurisdictions. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, the GDPR presumptively prohibits cross-border data transfers absent an adequacy decision or other mechanism that provides appropriate assurances as to the treatment and protection of such data. We rely on a variety of transfer mechanisms, including the European Commission Decision 2011/61/ EU regarding the adequacy of Israel in relation to its protection of personal data transferred from the EU, the European Commission-approved Standard Contractual Clauses (“SCCs”) and the UK’s corresponding adequacy decision for Israel and the UK International Data Transfer Addendum/Agreement (“IDTA”), to enable us to provide our services around the globe at scale.

On January 15, 2024, the EU Commission published its report on the first review of the functioning of adequacy decisions pursuant to article 25 (6) of Directive 96/46/EC. In this report, the EU Commission determined that 11 countries or territories ensure an adequate level of protection for personal data transfer from the EU. In particular, the EU Commission concluded that Israel continues to provide an adequate level of protection of personal data transferred from the EU. However, we still must await the UK approach regarding the adequacy status of Israel with respect to the UK GDPR, which could require us to further review and amend the lawful mechanism by which we make and/or receive personal data transfers to and from the UK.

We previously relied on the self-certification under EU-US and Swiss-US Privacy Shield Frameworks as a lawful mechanism for the transfer of EU, UK,

Part 6 - Risk Factors 121

FY2023 20-F

and Swiss personal data to the U.S.; however, this was invalidated by the Court of Justice of the European Union (“CJEU”) in July 2020, and we have taken steps to migrate customers and vendors onto the SCCs/UK IDTA. The decision by the CJEU has created complexity and uncertainty regarding such data transfers from the EEA and the UK to the U.S. and other countries not deemed adequate by the European Commission/UK Government. While the CJEU upheld the use of the Standard Contractual Clauses, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place. Revised standard contractual clauses for data transfers from the EEA have been published by the European Commission, and the UK Information Commissioner’s Office has also published the UK IDTA (defined above), a new data transfer documentation for transfers from the UK under the UK GDPR. In addition, on October 7 2022, President Biden signed an executive order titled “Enhancing Safeguards for United States Intelligence Activities,” which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU. This formed the basis of the new EU-US Data Privacy Framework (“EU-US DPF”), and the European Commission adopted its EU GDPR adequacy decision in relation to U.S. entities self-certified under the DPF on July 10, 2023. On October 12, 2023, the UK extension to the DPF came into effect as a UK GDPR data transfer mechanism for DPF self-certified entities. As of October 2023, monday.com Inc. participates in the EU-US DPF, and the UK Extension thereto, and the Swiss-US DPF, and primarily relies on such certification for accepted transfers of data from the EEA, UK and Switzerland to the US (as applicable).

These recent developments may require us to further review and amend the legal mechanisms by which we make and/or receive personal data transfers. These constantly evolving developments also create uncertainty and increase the risk around our international operations. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and, in particular, we expect the DPF and its corresponding adequacy decisions to be challenged. As the enforcement landscape further develops and supervisory authorities issue further guidance on personal information export mechanisms, including circumstances where the Standard Contractual Clauses/UK IDTA cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines, have to stop using certain tools and vendors and make other operational changes, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Part 6 - Risk Factors 122

FY2023 20-F

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

New legislation in the EEA regulating AI, online content and the digital economy may impose additional regulatory obligations on us, which may subject us to liability if we are not compliant with these laws and may affect the results of our operations as we are required to adjust our business practices.

The regulatory framework around the development and use of ML, AI and automated decision-making is evolving. In Europe, in April 2021, the European Commission proposed a Regulation seeking to establish a comprehensive, risk-based governance framework for AI in the EU market. The proposal is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy,

Part 6 - Risk Factors 123

FY2023 20-F

and proposes fines for breach of up to 7% of worldwide annual turnover or EUR 35 million (whichever is greater). This proposal is intended to be adopted and enter into force in 2024. In addition, in September 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the EU, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. This regulatory framework is expected to have a material impact on the way AI is regulated in the EU, and together with developing guidance and/or decisions in this area, is likely to affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

In November 2022, the Digital Services Act (the “DSA”) came into force in the European Union. The majority of the substantive provisions of the DSA will take effect between 2023 and 2024 and will govern, among other things, enhanced transparency measures and implementation of notice and action mechanisms. The DSA may increase our compliance costs and require changes to our user interfaces, processes, operations, and business practices, which may adversely affect our ability to attract, retain and provide our services to customers and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA.

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

Part 6 - Risk Factors 124

FY2023 20-F

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

Our results of operations may be harmed if we are required to collect sales or other similar indirect taxes for subscriptions to our platform in jurisdictions where we have not historically done so.

The application of indirect taxes (such as sales and use tax, VAT, GST, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. It is possible that we could face sales tax, VAT or GST audits and that our liability for these taxes could exceed our estimates as the relevant tax authorities could still assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those tax authorities. Further, one or more U.S. states or non-U.S. authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, discourage organizations from purchase subscriptions to our platform, or otherwise harm our business, results of operations and financial condition. We continue to analyze our exposure for such taxes and liabilities including the need to provide for loss contingencies resulting from these potential taxes and liabilities. There have been, and will continue to be, legislation that could require us to incur substantial costs, including costs associated with legal advice, tax calculation, collection, remittance, and audit requirements, associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Part 6 - Risk Factors 125

FY2023 20-F

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

Moreover, in 2015, the Organization for Economic Co-operation and Development (“OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”) which currently has been signed by over 100 jurisdictions, including Israel, who deposited its instrument of ratification to implement the MLI on September 13, 2018.

The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD has been working on proposals, commonly referred to as “BEPS 2.0,” which, if implemented, would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. The rules for a global minimum tax are expected to be implemented in a number of jurisdictions

Part 6 - Risk Factors 126

FY2023 20-F

with effect from 2024. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS or BEPS 2.0. While certain BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of company’s goodwill and other unrecorded intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we were not a PFIC for the year ending December 31, 2023, and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2023, or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation — U.S. Federal Income Tax Considerations.”

Part 6 - Risk Factors 127

FY2023 20-F

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

Part 6 - Risk Factors 128

FY2023 20-F

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

Part 6 - Risk Factors 129

FY2023 20-F

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

There is considerable intellectual property development and enforcement activity in our industry. We expect that software developers in our industry will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industries overlap. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. There is a risk that our operations, platforms, and services may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. Other companies may claim in the future that we infringe upon or otherwise violate their intellectual property rights. A claim may also be made relating to technology or intellectual property that we acquire or license from third parties in the future. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require and divert significant management time;

Part 6 - Risk Factors 130

FY2023 20-F

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue some or all of the features, integrations, capabilities and enhancements available on our products;

•	require us to indemnify organizations on our platform or third-party service providers; and

•	require us to expend additional development resources to redesign our products.

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

From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platform or products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or breach of open source licenses. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition, or require us to devote additional research and development resources to change our platform and products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license or inappropriately use open source software, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings or certain products, features, integrations or capabilities thereof if re-

Part 6 - Risk Factors 131

FY2023 20-F

engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

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

Part 6 - Risk Factors 132

FY2023 20-F

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

Roy Mann, one of our Co-Founders and Co-Chief Executive Officers and a member of our board of directors, holds one founder share. Pursuant to our amended and restated articles of association, such founder share provides Mr. Mann with certain veto rights over the approval of any (i) merger, consolidation, acquisition, amalgamation, business combination, issuance of equity securities or debt securities convertible into equity securities or other similar transactions we may enter into or consummate, in each case that would reasonably be expected to result in any person becoming, as a result of such transactions, a beneficial owner of 25% or more of our ordinary shares issued and outstanding immediately following the consummation of such transaction, or in the increase in the beneficial ownership of our ordinary shares of any person who immediately prior to the consummation of such transaction holds 25% or more of the then issued and outstanding ordinary shares, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of our assets to any person and (iii) change to our strategy, policies and/or business plan in connection with our Digital Lift Initiative, including any change in our short-term and long-term funding plan for the Digital Lift Foundation.

Part 6 - Risk Factors 133

FY2023 20-F

Consequently, Mr. Mann is able to control certain key corporate decisions, thus limiting the ability of the holders of our ordinary shares to influence certain key matters affecting our business. Using his founder share, Mr. Mann may be able to veto the adoption of certain key matters. This may prevent or discourage unsolicited acquisition proposals or offers for ordinary shares that you may feel are in your best interest as a shareholder. Circumstances may occur in which the interests of Mr. Mann conflict with the interests of other shareholders. Accordingly, your ability to influence certain key matters affecting our business and affairs through voting your ordinary shares may be limited.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers must file their annual reports on Form 10-K sooner. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a “foreign private issuer” that follows certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

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

Part 6 - Risk Factors 134

FY2023 20-F

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2024. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy rules, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. If this were to occur, we would incur significant additional legal, accounting, and other expenses.

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

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	the Israeli Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•	the Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

•	an amendment to our amended and restated articles of association generally, in addition to the approval of our board of directors, requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors

Part 6 - Risk Factors 135

FY2023 20-F

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

Part 6 - Risk Factors 136

FY2023 20-F

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, restrictions imposed by the Israeli Companies Law, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that our directors may deem relevant.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including due to the ongoing war between Israel and Hamas, could materially and adversely affect our business.

Many of our officers and employees, including our Co-CEOs and other members of management, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

On October 7, 2023, Hamas, an Islamist terrorist group that controls the Gaza Strip, infiltrated Israel’s southern border from the Gaza Strip and carried out a series of attacks against civilian and military targets, including firing rockets toward Israeli cities. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The intensity and duration of Israel’s ongoing war against Hamas is difficult to predict. Some of our employees have been called up for reserve duty, and additional employees may be called up as reservists in future. As of the date of this report, our operations have not been disrupted, however our operations may be disrupted by such call-ups. Although our operations and business have not been materially impacted by these call-ups to date, future disruptions could materially adversely affect our business, financial condition, and results of operations.

In addition to the ongoing war with Hamas, in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Part 6 - Risk Factors 137

FY2023 20-F

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any continuation or escalation of armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

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

Part 6 - Risk Factors 138

FY2023 20-F

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Israeli Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Israeli Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Israeli Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Part 6 - Risk Factors 139

FY2023 20-F

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

We believe that, as of December 31, 2023 and 2022, we have been eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, including, inter alia, a reduced corporate tax rate on Israeli preferred technology taxable income, as defined in the Investment Law and its regulations. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, canceled, or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates (currently 23%). Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel, shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Israeli Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii)  any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant

Part 6 - Risk Factors 140

FY2023 20-F

to any provision of the Israeli Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules, and regulations. This exclusive forum provision may limit a shareholders’ ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

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

In order to facilitate the activities of the Digital Lift Initiative, we intend to establish the Digital Lift Foundation and have reserved 778,500 of our ordinary shares to be issued to the Digital Lift Foundation commencing two or more years following the closing of our IPO, and for a period of approximately 10 years, we intend to issue additional ordinary shares or warrants exercisable for ordinary shares to the Digital Lift Foundation in order to continue to fund its charitable initiatives to promote the Digital Lift Initiative. As of the date of this annual report, we have not determined the number of ordinary shares and/ or warrants exercisable for ordinary shares that will be issued to the Digital Lift Foundation, as such decision will largely depend on the funding requirements and performance of the Digital Lift Foundation on an ongoing basis. However, we have determined that we will limit any equity contribution to the Digital Lift Foundation to no more than 1% of our outstanding ordinary shares on an annual basis, measured as of the end of each fiscal year, with any unissued amount up to a maximum of 1% in the aggregate measured as of the end of the prior fiscal year carried over to subsequent fiscal years.

We designed the Digital Lift Foundation in such a way as to restrict our ability to control its affairs in order to minimize our risk of negative tax or accounting consequences. However, despite our best efforts to remain independent from the Digital Lift Foundation, our auditors or regulators could, nevertheless, determine that we exercise control over it. If we were deemed to exercise

Part 6 - Risk Factors 141

FY2023 20-F

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

We designed our Digital Lift Initiative with the intention of increasing our positive social impact, and not to maximize shareholder value or to further our business model. Our Digital Lift Initiative may not operate as intended over time or on a larger scale, and we may suffer unintended consequences as a result of perceived problems with the Digital Lift Foundation. For example:

•	Our commitment to charitable donations through the Digital Lift Foundation may not align our interests with those of our customers and shareholders and may create conflicts of interests. Moreover, our commitment to charitable donations may not resonate with new or existing customers and shareholders and may fail to attract new customers and shareholders to the Company.

•	The amount of equity contributed to the Digital Lift Foundation over time may be viewed as excessively dilutive to new and existing shareholders.

•	We have no control over how the Digital Lift Foundation will deploy the capital that we donate to it over time. As such, the Digital Lift Foundation may deploy funds in a way that fails to align with our corporate values and culture.

•	If the majority of the members of the Digital Lift Foundation’s board of directors do not remain independent from the Company or if in the future, we try to exert control over the Digital Lift Foundation, tax authorities may view the Digital Lift Foundation as an extension of the Company and require us to treat the Digital Lift Foundation as a consolidated subsidiary of the Company for financial and tax reporting purposes, which could have a material adverse impact on our business and financial condition.

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

Part 6 - Risk Factors 142

FY2023 20-F

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

In addition, we use third parties to sell access to our products and conduct business on our behalf abroad. We or such current and future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and, in certain circumstances, we could be held liable for the corrupt or other illegal activities of our third-party intermediaries even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program and have controls in place with respect to our third-party relationships, but we cannot guarantee that all of our employees and agents will comply with our policies and applicable law, for which we may be ultimately held responsible.

Part 6 - Risk Factors 143

FY2023 20-F

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

In addition, changes in our products, or future changes in export and import regulations, may prevent our users with international operations from using our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. In the future, additional, U.S., EU, and UK trade and economic sanctions enacted due to geopolitics or otherwise, along with those imposed by other jurisdictions and any counter-sanctions enacted by the countries targeted by such sanctions, could restrict our ability to operate and to generate or collect revenue in certain other countries, such as Russia, which could adversely affect our business. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell subscriptions to

Part 6 - Risk Factors 144

FY2023 20-F

our products to, existing or potential users with international operations. Any decreased use of our products or limitation on our ability to export or sell our products could adversely affect our business, results of operations and financial condition.

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

Part 6 - Risk Factors 145

FY2023 20-F

Part 7 - Additional Information

About Us

monday.com was founded in 2012 under the name DaPulse Labs Ltd. and changed its name to monday.com Ltd. in December 2017. In June 2021, we listed our shares on the Nasdaq Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 514744887. Our principal executive offices are located at 6 Yitzchak Sadeh, Tel Aviv Israel, and our telephone number is +972(55) 939-7720. Our website address is www.monday.com. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States is monday.com, Inc., located at 225 Park Avenue South, New York, NY 10003.

Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

Share Capital

Our authorized share capital consists of 99,999,999 ordinary shares, no par value per share, of which 48,923,903 ordinary shares are issued and outstanding as of December 31, 2023.

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

Part 7 - Additional Information  146

FY2023 20-F

request of (1) any two or more of our directors, (2) one-quarter or more of the serving members of our board of directors or (3) as a company listed on an exchange outside of Israel,one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to our articles of association;

●	appointment, terms of service and/or termination of service of our auditors;

●	appointment of directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Part 7 - Additional Information  147

FY2023 20-F

Compensation

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the Company.

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

Part 7 - Additional Information  148

FY2023 20-F

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

Compensation of directors and executive officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2023, was approximately $23.8 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued during the year ended December 31, 2022 and paid during the year ended December 31, 2023). This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2023, our directors and executive officers were granted options to purchase an aggregate of 164,256 ordinary shares, at

Part 7 - Additional Information  149

FY2023 20-F

a weighted average exercise price of $120.51 per share, and 67,613 RSUs per our 2021 Share Incentive Plan, or the 2021 Plan.

We pay each of our non-employee directors an annual cash payment of $30,000 (or $60,000 for the chairperson) with additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) for each member of the Audit Committee; $6,000 (or $12,000 for the chairperson) for each member of the Compensation Committee; $4,000 (or $8,000 for the chairperson) for each member of the Nominating Committee; and $4,000 (or $8,000 for the chairperson) for each member of the Environmental, Social and Governance Committee. In addition, upon his or her initial appointment or election, each non-employee director shall be granted a one-time equity award under our incentive plan at a value of $300,000 which shall vest in 12 equal quarterly installments over a three-year period, subject to such director’s continued service through such dates. In addition, each non-employee director will be granted equity awards, on an annual basis, under our incentive plan (provided the director is still on the board of directors) at a value of $175,000, which will vest on the first anniversary of the date on which such equity awards were granted, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction and a preceding or subsequent termination of service.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to certain domestic issuers to disclose on an individual, rather than an aggregate basis, the compensation of our named executive officers, as defined in Item 402 of Regulation S-K. Nevertheless, the Companies Law requires that we disclose the annual compensation of our five most highly compensated officer holders (the “Covered Officers”) for the relevant fiscal year, on an individual basis, as such compensation is represented in that year’s annual financial report. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following describes the compensation of our five most highly compensated Covered Officers for, and with respect to, the year ended December 31, 2023. All amounts specified are in terms of cost to the Company as recorded in our financial statements, and presented below in U.S. dollar amounts in thousands. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.71, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2023:

●	Roy Mann, our Co-Chief Executive Officer. Compensation costs recorded in 2023 of $275 in salary expenses and $64 in social benefits costs.

Part 7 - Additional Information  150

FY2023 20-F

●	Eran Zinman, our Co-Chief Executive Officer. Compensation costs recorded in 2023 of $275 in salary expenses and $55 in social benefits costs.

●	Eliran Glazer, our Chief Financial Officer. Compensation costs recorded in 2023 of $283 in salary expenses and $48 in social benefits costs.

●	Yoni Osherov, our Chief Revenue Officer. Compensation costs recorded in 2023 of $267 in salary expenses and $75 in social benefits costs.

●	Daniel Lereya, our Chief Product and Technology Officer. Compensation costs recorded in 2023 of $243 in salary expenses and $50 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Officers, and the benefit costs include the social benefits paid by us on behalf of the Covered Officers, including convalescence pay, vacation, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also recorded expenses in respect of cash bonuses to our Covered Officers upon compliance with predetermined performance parameters, as set by the compensation committee and the board of directors. The 2023 cash bonus expenses recorded for Eliran Glazer, Yoni Osherov and Daniel Lereya as provided for in our financial statements for the year ended December 31, 2023, were $89, $84 and $74, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023 for options and RSUs granted to Roy Mann, Eran Zinman, Eliran Glazer, Yoni Osherov, and Daniel Lereya of $4,886, $4,886, $3,677, $2,643 and $2,186, respectively. The aforementioned equity-based compensation is subject to a time-based vesting schedule, hence the above expenses also reflect equity awards made in previous years that have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in this annual report. All equity-based compensation grants to our Covered Officers were made in accordance with the parameters of the Company’s compensation policy and were approved by the Company’s compensation committee and board of directors.

Employment agreements with executive officers and directors

Employment Agreements

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

Part 7 - Additional Information  151

FY2023 20-F

to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days advance written notice to the other party. We may also terminate an executive officer’s employment agreement for good reason (as defined in the applicable employment agreement) or in the event of a merger or acquisition transaction.

Equity Awards

Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. In August 2021, we began granting RSUs to our non-employee directors, and in February 2022 to our executive officers. Such equity agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. Awards have been issued to our directors and executive officers under our 2013 Option Plan, 2017 Option Plan (together, the “Prior Plans”), and 2021 Plan. Our board of directors, a duly authorized committee of our board of directors, or the administrator, will administer the Prior Plans and the 2021 Plan. Under the Prior Plans and the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the Prior Plans and the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, prescribe the forms of agreement for use under the Prior Plans and the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the Prior Plans and the 2021 Plan. Other than by will, the laws of descent and distribution or as otherwise provided under the Prior Plans and the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Exculpation, Indemnification, and Insurance

Our amended and restated articles of association permit us to exculpate, indemnify and insure our executive officers to the fullest extent permitted by the Companies Law. We have entered into agreements with certain executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions (including with respect to our IPO) to the extent that these liabilities are not covered by insurance.

Board practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business, and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Co-Chief Executive Officers (each referred to as a “general manager” under the Companies Law) are responsible for our day-

Part 7 - Additional Information  152

FY2023 20-F

to-day management. Our Co-Chief Executive Officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment agreement that we have entered into with each of them. All other executive officers are appointed by the Co-Chief Executive Officers, subject to applicable corporate approvals, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association, the number of directors on our board of directors is no less than three and no more than 11 directors, and divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election.

Our directors are divided among the three classes as follows:

●	the Class I directors are Roy Mann, Gili lohan and Ronen Faier, and their terms will expire at our annual general meeting of shareholders to be held in 2025;

●	the Class II directors are Eran Zinman and Aviad Eyal, and their terms will expire at our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors are Avishai Abrahami and Jeff Horing, and their term will expire at our annual general meeting of shareholders to be held in 2024.

Our directors, are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director holds office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our amended and restated articles of association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office and any amendment to this provision shall require the approval of at least 65% of the total voting power of our shareholders. In addition, vacancies on our board of

Part 7 - Additional Information  153

FY2023 20-F

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

Board diversity matrix (As of December 31, 2023)
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

Part 7 - Additional Information  154

FY2023 20-F

that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.

External directors

In June 2023, our board of directors resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 (the “Reliefs Regulation”) after determining that the Company complies with the requirements as to director independence and audit committee and compensation committee composition of The Nasdaq Stock Market LLC (“Nasdaq”) and its listing standards, which rules are applicable to domestic U.S. companies. Accordingly, upon adoption of the exemption in accordance with the Reliefs Regulation, we are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. The terms of office for each of the Company’s former external directors, Gili lohan and Ronen Faier, will expire, pursuant to the Regulation, in 2024, and the board of directors decided to assign Ms. lohan and Mr. Faier to Class I prior to the expiration of their term.

Audit committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. Our audit committee consists of three independent directors, Ronen Faier, Gili Iohan, and Aviad Eyal, with Mr. Faier serving as chairperson.

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

Part 7 - Additional Information  155

FY2023 20-F

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

Compensation committee

Under the Companies Law, the board of directors of any public company must appoint a compensation committee. Our compensation committee consists of three independent directors, Gili Iohan, Ronen Faier, and Aviad Eyal, with Ms. Iohan serving as chairperson.

Part 7 - Additional Information 156

FY2023 20-F

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

Compensation committee role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	making recommendations to the board of directors with respect to the approval of the compensation policy for directors and officers and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of our executive officers; and

•	exempting, under certain circumstances, transactions with our Co-Chief Executive Officers from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

•	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•	reviewing and approving the granting of options and other incentive awards to our Co-Chief Executive Officers and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Co-Chief Executive Officers and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Part 7 - Additional Information 157

FY2023 20-F

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of directors and officers, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

Part 7 - Additional Information 158

FY2023 20-F

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•	if the terms of employment include variable components – the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•	if the terms of employment include severance compensation – the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things, with regards to variable components:

•	with the exception of executive officers who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Part 7 - Additional Information 159

FY2023 20-F

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

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Co-Chief Executive Officers will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Co-Chief Executive Officers and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Co- Chief Executive Officers may alternatively be based entirely on a discretionary evaluation. Furthermore, our Co-Chief Executive Officers will be entitled to approve performance objectives for executive officers who report to him.

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

Part 7 - Additional Information 160

FY2023 20-F

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

Our compensation policy also provides for compensation to non-employee directors, in accordance with the amounts determined in our compensation policy.

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

Environmental, social, and governance committee

Our environmental, social, and governance committee consists of Roy Mann, Ronen Faier and Aviad Eyal, with Mr. Mann serving as chair. Our board of directors has adopted an environmental, social, and governance committee charter setting forth the responsibilities of the committee, which include:

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

Part 7 - Additional Information 161

FY2023 20-F

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

Employees

As of December 31, 2023, we had 1,854 employees, representing a 20% growth since December 31, 2022. With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

For additional discussion on the strength of our culture and our investment in human capital, see “Part 1 - Who We Are - monday.com ESG”.

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under the law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in this Part 7, in “Part 4 - Operating and Financial Review and Prospects” or elsewhere in this annual report.

Part 7 - Additional Information 162

FY2023 20-F

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

Pursuant to Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to either of our Co-Chief Executive Officers or our Chief Financial Officer or other persons performing similar functions and relates to any element of the code of ethics definition enumerated in of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Form 20-F. We granted no waivers under our code in 2023.

Purchases of equity securities by the issuer and affiliated purchasers

There were no purchases of our equity securities by the Company or any affiliated purchaser during the year ended December 31, 2023.

Corporate governance

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq,

Part 7 - Additional Information 163

FY2023 20-F

provided that we disclose those Nasdaq rules with which we do not comply and the equivalent Israeli requirements that we follow instead.

We rely on this foreign private issuer exemption with respect to the quorum requirement for shareholder meetings. Instead of complying with the Nasdaq requirement that a quorum may not be less than 33 1/3% of our outstanding ordinary shares, pursuant to our amended and restated articles of association and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting rights, provided, however, that with respect to any general meeting of shareholders that was convened pursuant to a resolution adopted by the board of directors and which at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting rights (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Cybersecurity

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical assets and information.

We design and assess our program based on the ISO 27001 framework, as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. We have obtained ISO 27001 certification for six years in relation to our program, but this does not imply that we meet any specific technical control requirements.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key aspects of our cybersecurity risk management program include:

•	risk assessments designed to help identify material cybersecurity risks to our critical assets, information, products and services, and our broader enterprise IT environment;

•	security teams principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

Part 7 - Additional Information 164

FY2023 20-F

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

•	cybersecurity awareness training of our employees, incident response personnel, and senior management;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

•	a third-party cyber risk management process for relevant vendors and suppliers; and

•	data-driven proactive alerts derived from platform usage.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Part 6 - Risk Factors – Risks Related to Privacy, Data, and Cybersecurity”.

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to its audit committee oversight of cybersecurity and other information technology risks. Our audit committee oversees management’s implementation of our cybersecurity risk management program.

Our audit committee periodically receives reports from management on our cybersecurity risks. In addition, management updates our audit committee, as necessary, regarding, cybersecurity project planning, headcount, and security risk-map status and significant cybersecurity incidents.

Our audit committee reports to the full board of directors regarding its activities, including those related to cybersecurity. Our board of directors also receives briefings from management on our cybersecurity risk management program. Directors receive presentations on cybersecurity topics from our VP Chief Information Security Officer (CISO), internal security staff or external experts as part of the Committee’s continuing education on topics that impact public companies.

Our management team, including our VP CISO, has overall responsibility for assessing and managing our material risks from cybersecurity threats. Our security teams, led by our VP CISO, have primary responsibility for our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our VP CISO and security teams have significant cybersecurity experience working in management roles related to cybersecurity, risk, and data privacy in various leading global companies, specialized training in cybersecurity and various security industry certifications.

Our management team, led by our VP CISO, is informed of and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal

Part 7 - Additional Information 165

FY2023 20-F

security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Part 7 - Additional Information 166

FY2023 20-F

Exhibits

The following are filed as exhibits hereto:

INDEX OF EXHIBITS

Exhibit No.	Description
1.1
Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2022, filed on March 14, 2023 (File No. 333-256182))

2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
2.2*	Description of Securities
4.1	Form of Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain holders of its ordinary shares (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.3	2013 Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.4	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.5	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.6	2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.7	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.8*	English summary of the headquarters Lease Agreement, dated as of January 15 2020, by and between the Company and Rubenstein Buildings Ltd.

Exhibits 167

FY2023 20-F

8.1*	List of subsidiaries of the Registrant
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.3*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.3*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
15.1*	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network
97.1*	Policy for Recovery of Erroneously Awarded Compensation
101. INS	Inline XBRL Instance Document. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Furnished herewith.

Exhibits 168

FY2023 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

monday.com Ltd.

/s/ Eliran Glazer
Eliran Glazer
Chief Financial Officer

Date: March 14, 2024

Exhibits 169

MONDAY.COM AND SUBSIDIARIES

MONDAY.COM LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF December 31, 2023

U.S. DOLLARS IN THOUSANDS

170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of monday. com Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), convertible preferred shares and shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

F-3 172

Revenue Recognition — Refer to Note 2L to the financial statements

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

We determined the identification of performance obligations in non-standard contracts to be a critical audit matter. Given the management judgment required to evaluate the Company’s subscription agreements with enterprise customers, auditing these contracts required a high degree of auditor judgment and an increased extent of effort in the identification and evaluation of terms and conditions in enterprise subscription agreements that impact revenue recognition.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s subscription agreements with enterprise customers included the following, among others:

■     We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over revenue recognition, including management’s controls over the revenue recognition analysis and the identification of distinct performance obligations.

■     We selected a sample of enterprise subscription agreements with customers and performed the following to evaluate the Company’s revenue recognition analysis:

•	Obtained and read the enterprise subscription agreement and independently assessed the terms of the contract to identify non-standard terms and conditions and identification of distinct performance obligations.

•	Performed an independent calculation of the revenue to be recognized for the period based on the agreement terms.

•	Evaluated the completeness and accuracy of the revenue recognition by comparing our independent calculation to that of management.

/s/Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 14, 2024

We have served as the Company’s auditor since 2012.

F-4 173

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of monday.com Ltd. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 14, 2024, expressed an unqualified opinion on those financial statements.

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

/s/Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 14, 2024

F-6 175

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:

Cash and cash equivalents	$1,116,128	$885,894
Accounts receivable - net of allowance for credit losses of $318 and $408, as of December 31, 2023, and 2022, respectively	17,911	13,226
Prepaid expenses and other current assets	39,103	24,725

Total current assets	1,173,142	923,845
Property and equipment, net	37,418	34,416
Operating lease right-of-use assets	62,280	80,197
Other long-term assets	2,816	585
Total assets	$1,275,656	$1,039,043
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$24,837	$7,335
Accrued expenses and other current liabilities	106,691	73,706
Deferred revenue	266,284	198,099
Operating lease liabilities, current	18,201	19,083
Total current liabilities	416,013	298,223
Operating lease liabilities, non-current	42,946	58,638
Deferred revenue, non-current	3,189	2,442
Total liabilities	462,148	359,303
COMMITMENTS AND CONTINGENCIES (NOTE 9)
SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value - Authorized: 99,999,999 as of December 31, 2023, and 2022; Issued and Outstanding: 48,923,903 and 47,737,868 as of December 31, 2023, and 2022 respectively	—	—
Founders’ shares, no par value: Authorized: 1 share as of December 31, 2023, and 2022; Issued and Outstanding: 1 share as of December 31, 2023, and 2022	—	—
Additional paid-in capital	1,388,108	1,265,477
Accumulated other comprehensive income (loss)	9,804	(3,210)
Accumulated deficit	(584,404)	(582,527)
Total shareholders’ equity	813,508	679,740
Total liabilities, and shareholders’ equity	$1,275,656	$1,039,043

The accompanying notes are an integral part of the consolidated financial statements.

F-7 176

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Revenue	$729,695	$519,029	$308,150
Cost of revenue	80,645	66,528	39,013
Gross profit	649,050	452,501	269,137
OPERATING EXPENSES
Research and development	156,500	127,047	73,686
Sales and marketing	438,402	392,068	268,083
General and administrative	92,733	85,401	53,493
Total operating expenses	687,635	604,516	395,262
Operating loss	(38,585)	(152,015)	(126,125)
Financial income (expenses), net	41,911	22,554	(838)
Income (loss) before income taxes	3,326	(129,461)	(126,963)
Taxes on income	(5,203)	(7,406)	(2,331)
Net loss	$(1,877)	$(136,867)	$(129,294)
Net loss per share attributable to ordinary shareholders’, basic and diluted	$(0.04)	$(2.99)	$(4.53)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	48,366,378	45,804,714	30,332,006

The accompanying notes are an integral part of the consolidated financial statements.

F-8 177

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Net loss	$(1,877)	$(136,867)	$(129,294)
Other comprehensive income (loss):
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period	4,273	(11,386)	953
Losses (gains) reclassified into earnings, net of tax	8,741	7,582	(359)
Net current-period other comprehensive income (loss)	13,014	(3,804)	594
Comprehensive income (loss)	$11,137	$(140,671)	$(128,700)

The accompanying notes are an integral part of the consolidated financial statements.

F-9 178

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred Shares		Founders’ Shares	Ordinary Shares
	Number of Shares	Amount	Number of Shares	Number of Shares	Additional Paid-in Capital	Accumulated Comprehensive Income (loss) (**)	Accumulated Deficit	Shareholders’ Equity (Deficit)
Balance as of January 1, 2021	26,440,239	$233,496	—	12,354,471	$98,809	$—	$(316,366)	$(217,557)
Exercise of options	—	—	—	1,090,670	5,249	—	—	5,249
Issuance of ordinary shares upon vesting of restricted share units	—	—	—	917	—	—	—	—

Conversion of convertible preferred shares to ordinary shares in connection with Initial ordinary shares in connection with Initial
Public Offering (IPO)	(26,440,239)	(233,496)	—	26,440,239	233,496	—	—	233,496
Issuance of Ordinary and Founders’ shares in connection with concurrent IPO and private placement, net of underwriting discounts and issuance costs (*)	—	—	1	5,037,742	735,856	—	—	735,856
Share-based compensation	—	—	—	—	75,051	—	—	75,051
Other comprehensive income	—	—	—	—	—	594	—	594
Net loss	—	—	—	—	—	—	(129,294)	(129,294)
Balance as of December 31, 2021	—	$—	1	44,924,039	$1,148,461	$594	$(445,660)	$703,395
Exercise of options	—	—	—	2,693,614	6,133	—	—	6,133
Issuance of ordinary shares upon vesting of restricted share units	—	—	—	81,976	—	—	—	—
Issuance of ordinary shares under employee share purchase plan	—	—	—	38,239	3,681	—	—	3,681
Share based compensation	—	—	—	—	107,202	—	—	107,202
Other comprehensive loss	—	—	—	—	—	(3,804)	—	(3,804)
Net loss	—	—	—	—	—	—	(136,867)	(136,867)
Balance as of December 31, 2022	—	$—	1	47,737,868	$1,265,477	$(3,210)	$(582,527)	$679,740
Exercise of options	—	—	—	767,148	11,666	—	—	11,666
Issuance of ordinary shares upon vesting of restricted share units	—	—	—	338,034	—	—	—	—
Issuance of ordinary shares under employee share purchase plan	—	—	—	80,853	8,782	—	—	8,782
Share based compensation	—	—	—	—	102,183	—	—	102,183
Other comprehensive income	—	—	—	—	—	13,014	—	13,014
Net loss	—	—	—	—	—	—	(1,877)	(1,877)
Balance as of December 31, 2023	—	$—	1	48,923,903	$1,388,108	$9,804	$(584,404)	$813,508

(*) Net of underwriting discounts and issuance costs of $44,995.

(**) As of December 31, 2023 and 2022, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives of $9,804 and $(3,210), respectively. The accompanying notes are an integral part of the consolidated financial statements.

F-10 179

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,877)	$(136,867)	$(129,294)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	9,023	8,567	2,746
Capital loss from sale of property and equipment	—	—	76
Share-based compensation	100,186	104,920	73,529
Change in accrued interest on revolving credit facility	—	—	(16)
Changes in operating assets and liabilities:
Accounts receivable, net	(4,685)	(4,717)	(4,598)
Prepaid expenses and other assets	11,840	6,490	(13,335)
Accounts payable	17,397	(16,072)	(2,040)
Accrued expenses and other liabilities	14,588	326	24,915
Deferred revenue	68,932	64,491	64,372
Net cash provided by operating activities	215,404	27,138	16,355

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7,901)	(16,003)	(11,578)
Capitalized software development costs	(2,558)	(2,998)	(2,180)
Proceeds from sale of property and equipment	—	—	129
Changes in short-term deposits	—	—	10,000
Net cash used in investing activities	(10,459)	(19,001)	(3,629)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options and employee share purchase plan	21,243	12,181	5,249
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	—	—	735,856
Receipt (payment) of tax advance relating to exercises of share options and Restricted share units, net	4,046	(21,152)	22,258
Repayment of revolving credit facility	—	—	(21,000)
Capital lease payments	—	(84)	(91)
Net cash provided by (used in) financing activities	25,289	(9,055)	742,272

F-11 180

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS	230,234	(918)	754,998
CASH, CASH EQUIVALENTS - Beginning of year	885,894	886,812	131,814
CASH, CASH EQUIVALENTS - End of year	$1,116,128	$885,894	$886,812

SUPPLEMENTAL DISCLOSURE:
Cash paid for taxes	$7,560	$5,909	$3,298
Cash paid for interest	$25	$62	$421
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash purchases of property and equipment	$105	$205	$92
Capitalized share-based compensation costs	$1,997	$1,934	$1,522
Right-of-use asset recognized with corresponding lease liability	$93	$97,289	$—

The accompanying notes are an integral part of the consolidated financial statements.

F-12 181

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

monday.com Ltd (“monday.com” and together with its subsidiaries collectively, “the Company”) was incorporated under the laws of Israel and commenced operations in 2012. The Company operates a cloud-based visual Work Operating System (‘Work OS’) that consists of modular building blocks that can be easily used and assembled to create software applications and work management tools and serves as a connective layer to integrate with various digital tools across an organization. By using the Company’s Work OS platform and product suite, customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity.

monday.com has seven wholly owned subsidiaries: monday.com Inc. (the “U.S. Subsidiary”) incorporated in the United States in 2016, monday.com UK incorporated under the laws of England in 2020, monday.com PTY., incorporated in Australia in 2020, monday.com LTDA. incorporated in Brazil in 2021, monday.com K.K. incorporated in Japan in 2021, monday.com Sp.z.o.o., incorporated in Poland in 2022, and monday.com PTE., incorporated in Singapore in 2022. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Foreign Currency Translation and Transactions

The Company’s management has determined that the United States dollar is the currency in the primary economic environment in which monday.com and its subsidiaries operates. Thus, the Company reports its consolidated results in United States dollars. Transactions and balances that are denominated in other currencies have been remeasured into United States dollars in accordance with principles set forth in Accounting Standards Codification (“ASC”) ASC 830, Foreign Currency Matters (“ASC 830”).

Monetary assets and liabilities denominated in the local currency are remeasured into United States dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are measured at historical rates. All exchange gains and losses from the remeasurement measured above are reflected at the consolidated statements of operations as financial expenses or income, as appropriate.

D.	Cash and Cash Equivalents

The Company classifies all unrestricted highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents. Cash equivalents consist of bank deposits and money market funds.

E.	Accounts Receivable

Accounts receivable are recorded at the invoiced amount, are unsecured and do not bear interest. The Company maintains an allowance for credit losses inherent in its accounts receivable including potential uncollectible amounts. The allowance is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors including the payment terms of each account, its age, the collection history of each customer, and the customer’s financial condition. Expenses associated with credit losses for the years ended December 31, 2023, 2022 and 2021 were $2,040, $1,622 and $594, respectively. The Company wrote off bad debts in the amount of $2,130, $1,463 and $609 during 2023, 2022 and 2021, respectively.

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

The Company capitalizes certain internal use software development costs related to its cloud-based platform or to back-office operating systems (amortized over six years). The costs consist of personnel costs incurred during the application development stage. Capitalization begins when the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function.

Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Capitalized software development costs are included in property and equipment, net in the consolidated balance sheet (see Note 4) and are amortized over the estimated useful life of the software, on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expenses are included in cost of revenue in the consolidated statement of operations. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

H.	Depreciation, Amortization and Impairment of Long-Lived Assets:

Long-lived assets with definite lives consist of property and equipment. Long-lived assets are amortized over their estimated useful lives which are as follows:

Years
Computers, software, and electronic equipment	3-5
Office furniture and equipment	10-14
Capitalized internal software	3
development costs Leasehold improvements	Shorter of the remaining term of the underlying lease, or estimated useful life of the asset

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

The Company utilized the practical expedient in ASC 842, Leases (“ASC 842”) and elected not to record leases with an initial term of 12 months or less on the balance sheet. Therefore, for short-term leases with a term of 12 months or less, operating lease ROU assets and lease liabilities are not recognized, and the Company records such lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Rent expenses for the years ended December 31, 2023, 2022 and 2021, were $21,369, $16,396, and $4,326, respectively. See also Note 8.

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

Therefore, the Company does not recognize a liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s balance sheet. Severance expenses for the years ended December 31, 2023, 2022 and 2021, amounted to $8,435, $7,289, and $4,608, respectively.

The Company’s U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The expenses recorded by the U.S. subsidiary for employer’s contributions were $1,898, $1,551, and $915 for the years ended December 31, 2023, 2022 and 2021, respectively.

F-17 186

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

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

In accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services.

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company applies certain judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balances

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets was immaterial for the periods presented.

Contract liabilities consist of deferred revenue. The Company records contract liabilities when cash payments are received in advance of performance to deferred revenue or to customer advances in case of refund rights.

The Company recognized $198,099, $134,438, and $70,719 of revenue during the years ended December 31, 2023, 2022 and 2021, respectively, that were included in the deferred revenue balance at the beginning of the respective year.

Remaining performance obligations

The Company has elected to apply the practical expedient in ASC 606 and does not disclose the value of unsatisfied performance obligations for unearned revenue since the original expected duration of the majority of the contracts is one year or less.

Contract costs

For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Costs associated with multi-year contracts have been capitalized and amortized over the associated contract period.

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

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel including share-based compensation, online marketing expenses and other advertising costs, partners’ commissions and allocated overhead costs. Sales and marketing expenses are expensed as incurred. Advertising costs amounted to $203,235, $181,447, and $143,472, in the years ended December 31, 2023, 2022 and 2021, respectively.

P.	General and Administrative

General and administrative expenses primarily consist of personnel-related and share-based compensation expenses associated with the Company’s executives, as well as its finance, legal, human resources and other operational and administrative functions, professional fees for external legal, accounting, and other consulting services, directors and officer’s insurance expenses, donations and allocated overhead costs.

Q.	Accounting for Share-Based Compensation

The Company accounts for share-based compensation under ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, non-employee consultants and directors, including options, restricted share units (“RSUs”), and shares issued pursuant to the 2021 Employee Share Purchase Plan (“ESPP”) based on the fair value of the awards on the date of grant as follows: (i) share options – the fair value is based on the Black-Scholes option-pricing model, (ii) RSUs – the fair value is based on the closing trading price of the underlying shares at the date of grant and, (iii) ESPP – the fair value is based on the Monte-Carlo simulation model due to certain limitation on the number of shares per employee.

The expense for share-based compensation cost is recognized over the requisite service period of each individual grant using the graded vesting attribution method for both service-based and performance-based awards. Forfeitures are accounted for as they occur.

The Company granted its Co-Chief Executive Officers (“Co-CEOs”) performance-based awards. The number of performance awards earned and eligible to vest are generally determined after a one-year performance period, based on achievement of certain Company financial performance measures and the recipient’s continued service. The Company recognizes share-based compensation expense for the performance awards using the fair value at the date of grant over the requisite service when it is probable that the

F-21 190

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

performance conditions will be achieved and adjusts the number of units expected to vest based on interim estimates of performance against the pre-set objectives.

Valuation assumptions used in measuring compensation costs:

(I) Options:

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

The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Year ended December 31,
	2023	2022	2021
Risk-free interest rate	3.48%-4.49%	1.89%-4.3%	0.68%-1.15%
Expected dividend yield	0%	0%	0%
Expected term (in years)	5-7	5-7	5-8
Expected volatility	57%-65%	49%-57%	49%-50%

F-22 191

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

(II) ESPP:

The following table summarizes the Monte-Carlo model assumptions used at the grant dates:

	Year ended December 31,
	2023	2022
Risk-free interest rate	4.92%-5.24%	0.46%-2.87%
Expected dividend yield	0%	0%
Expected term (in years)	0.5	0.5
Expected volatility	54%-80%	97%-98%

R.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2023 and 2022, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was recorded due to immateriality.

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

Diluted net loss per share is the same as basic net loss per share since the effects of potentially dilutive shares of ordinary shares are anti-dilutive in all periods presented. The potentially dilutive options to purchase ordinary shares and RSUs that were excluded from the computation amounted to 4,294,853, 4,617,018 and 6,302,344, for the years ended December 31, 2023, 2022, and 2021, respectively, because including them would have been anti-dilutive. The Founder’s share is not a participating security and therefore excluded from the net loss per share.

T.	Concentration of Credit Risks

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents (including money market funds and bank deposits up to three months) and accounts receivable.

For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions with high-quality credit ratings in the United States, Israel, Ireland, Cayman Islands, and Luxembourg and has not experienced any losses in such accounts.

For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets. For each of the years ended December 31, 2023, and 2022, there were no individual customers that accounted for 10% or more of the Company’s revenues. The Company’s accounts receivable are geographically diversified and derived primarily from sales in the United States, EMEA, and APAC. To manage its accounts receivable risk, the Company evaluates the credit worthiness of its customers and maintains allowances for potential credit losses.

The Company has not historically experienced any material credit losses related to individual customers or groups of customers in any specific area or industry.

U.	Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision makers are its two Co-CEOs, who review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 15.

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

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, and accrued expenses, are stated at their carrying value, which approximates fair value due to the short maturities of these instruments.

Assets measured at fair value on a recurring basis as of December 31, 2023, and 2022, are comprised of money market funds and derivative instruments (see Note 7).

W.	Derivative Financial Instruments

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings

F-25 194

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

in the same period or periods during which the hedged transaction affects earnings. Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

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

In addition, occasionally the Company enters into swaps, options and forward contracts to hedge a portion of its monetary items in the balance sheet, such as cash and cash equivalents balances, denominated in other currencies for short-term periods.

The purpose of these contracts is to protect the fair value of the monetary assets from foreign exchange rate fluctuations. Gains and losses from derivatives related to these contracts are not designated as hedging instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.

X.	Recently Adopted Accounting Pronouncements:

On January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (ASC 842) using a modified retrospective transition approach. It applied ASC 842 to all leases as of January 1, 2022, without adjusting the comparative periods presented which requires lessees to include all leases on their balance sheets, whether operating or financing. Upon adoption, the Company recognized total ROU asset of $58,084, with corresponding liability in the same amount on the consolidated balance sheets. The adoption did not impact the beginning retained earnings, or prior year consolidated statements of operations and statements of cash flows.

F-26 195

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

On January 1, 2022, the Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments”, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected, include accounts receivable. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The adoption of the guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12). The ASU simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The Company prospectively adopted this ASU effective January 1, 2022. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

Y.	Accounting pronouncements not yet effective

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures” to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective starting January 1, 2024 and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

F-27 196

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2023	2022
Prepaid expenses	$13,189	$13,610
Government institutions	2,731	2,268
Derivative instruments	9,806	—
Interest receivable	4,484	3,872
Short-term vendor deposits	6,675	3,924
Deferred commission	1,810	—
Other current assets	408	1,051
Total prepaid expenses and other current assets	$39,103	$24,725

NOTE 4: PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Computer, software, and electronic equipment	$14,995	$12,569
Office furniture and equipment	9,094	6,926
Leasehold improvements	16,419	13,289
Capitalized internal use software development costs	14,616	10,597
Capital leases	254	254
Property and equipment, gross	55,378	43,635
Less accumulated depreciation and amortization	(17,960)	(9,219)
Property and equipment, net	$37,418	$34,416

Depreciation and amortization expense was $8,961, $5,913, and $2,746, for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023, 2022 and 2021 no material capital losses were recorded.

F-28 197

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4: PROPERTY AND EQUIPMENT, NET (cont.)

The Company capitalized costs related to the development of internal-use software of $4,019, $4,931, and $3,702, for the years ended December 31, 2023, 2022 and 2021, respectively.

Amortization of capitalized software development costs was $2,558, $1,492, and $547, for the years ended December 31, 2023, 2022 and 2021, respectively. The net carrying value of capitalized internal-use software was $9,693, $8,233, and $4,793 as of December 31, 2023, 2022 and 2021, respectively.

NOTE 5: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2022
Accrued employee compensation and benefits	$63,440	$44,639
Accrued expenses	31,810	18,983
Derivative instruments	—	3,208
Advances from customers	2,801	2,805
Income and indirect taxes payable	8,640	4,071
Total	$106,691	$73,706

NOTE 6: DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The fair values of derivative instruments and the line items to which they were recorded are summarized as follows:

	Balance sheet line item	December 31,
		2023	2022
Derivatives designated as

hedging instruments:
Foreign exchange contracts	Other current liabilities	$—	$(3,208)
	Prepaid expenses and other current assets	9,806	—
Derivatives not designated as hedging instruments:		9,806	(3,208)
		—	—
Total		$9,806	$(3,208)

The effect of derivative instruments on cash flow hedging, as well as the effect

F-29 198

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: DERIVATIVES AND HEDGING (cont.)

of instruments not designated as hedge and the relationship between income and other comprehensive income for the years ended December 31, 2023 and December 31, 2022, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective-Portion of Derivative, net		Realized Loss on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)(**)
	Year ended December 31		Year ended December 31		Year ended December 31
	2023	2022	2023	2022	2023	2022
Derivatives designated as hedging instruments:
Foreign exchange contracts	$4,273	$(11,386)	$8,741	$7,582	$—	$—
	4,273	(11,386)	8,741	7,582	—	—
Derivatives not designated as hedging instruments:
Foreign exchange contracts	—	—	—	—	—	(1,801)
	—	—	—	—	—	(1,801)
Total	$4,273	$(11,386)	$8,741	$7,582	$—	$(1,801)

(*) Classified in operating expenses in the consolidated statement of operations.

(**) Includes derivatives not designated as accounting hedge. Classified in financial income (expense), net, in the consolidated statement of operations.

F-30 199

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

The notional amounts of the outstanding derivatives are summarized as follows:

	As of December 31,
	2023	2022
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$157,430	$81,557
	$157,430	$81,557

NOTE 7: FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurement (“ASC 820”) the Company measures its money market funds, bank deposits, and foreign currency derivative contracts at fair value. The fair value of money market funds was determined using quoted prices in active markets, which are considered to be Level 1 inputs under the fair value measurements and disclosure guidance. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Company’s financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	As of December 31,
	2023			2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Bank deposits	$—	$—	$—	$625,000	$—	$625,000
Money market funds	1,024,658	—	1,024,658	80,888	—	80,888
Foreign currency
derivative contracts:
Foreign exchange contracts	—	9,806	9,806	—	(3,208)	(3,208)
Total	$1,024,658	$9,806	$1,034,464	$705,888	$(3,208)	$702,680

F-31 200

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: LEASES

A. Operating leases

The Company has entered into various non-cancelable operating leases for its offices expiring between fiscal 2024 and 2031. Certain lease agreements contain an option for the Company to extend the lease term or an option to terminate a lease early. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. Additionally, the Company entered into certain cancelable monthly lease agreements for short-term periods of up to one year.

B. The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

Years Ending December 31,	Amount
2024	$18,830
2025	18,683
2026	12,439
2027	8,449
2028	6,095
Thereafter	-
Total undiscounted cash flows	$64,496
Less: Imputed interest	$(3,349)
Present value of lease liabilities	$61,147

As of December 31, 2023, the Company has an additional operating lease that has not yet commenced, which is excluded from the table above. The operating lease will commence in fiscal year 2024 with a total of $1,700 of undiscounted future payments with a lease term of two years. Refer to Note 9 for leases entered into after December 31, 2023.

Supplemental balance sheet information related to leases is as follows:

	Year ended December 31,
	2023	2022
Weighted-average remaining lease term	3.7 years	4.5 years
Weighted-average discount rate	3.5%	3.6%

F-32 201

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: COMMITMENTS AND CONTINGENCIES

A. Guarantees:

As of December 31, 2023 and 2022, the Company has provided a bank guarantee in the amount of $6,815 and $6,871, respectively, to secure its lease agreement.

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

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of December 31, 2023 and 2022, related to indemnification agreements.

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

F-33 202

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: COMMITMENTS AND CONTINGENCIES (cont.)

D. Other Commitments:

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, software licenses and services.

Future minimum payments under the Company’s other commitments, as of December 31, 2023, are as follows:

Years Ending December 31,	Amount
2024	$15,105
2025	1,564
2026	143
Total contractual obligations	$16,812

Additionally, on January 11, 2024, the Company entered into an operating lease agreement for additional floors in the same building as its headquarters in Israel, which is expected to commence on April 1, 2024. The total undiscounted cash flows amounted to $4,318 with a lease term of five years and this new operating lease agreement was excluded from the table above.

NOTE 10: FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021
Financial expenses:
Bank charges and other	$443	$730	$566
Interest on credit facility and amortization of debt issuance fees	—	62	405
Exchange rate expense, net	—	—	742
Total financial expenses	443	792	1,713

Financial income:
Exchange rate income, net	361	4,687	—
Interest income on deposits	41,993	18,659	875
Total financial income	42,354	23,346	875
Financial income (expenses), net	$41,911	$22,554	$(838)

F-34 203

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 11: RELATED PARTIES

There were no material related party transactions in each of the years ended December 31, 2023, 2022 and 2021 that were outside of the normal course of business.

NOTE 12: SHAREHOLDERS’ EQUITY

A. Ordinary shares:

The holders of ordinary shares are entitled to one vote per share, to dividends as decided by the Board, and in the event of the Company’s liquidation, to the surplus assets of the Company. The Company has the following ordinary shares reserved for future issuance:

	As of December 31,
	2023	2022
Ordinary shares	48,923,903	47,737,868
Outstanding share options and RSUs	4,294,853	4,617,018
Shares available for future grants under the 2021 plan	7,847,149	6,243,273
Shares subject to the employee share purchase plan	1,233,812	721,469
Total	62,299,717	59,319,628

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

F-35 204

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: SHAREHOLDERS’ EQUITY (cont.)

C. Founder’s share:

Upon the consummation of the IPO, the Company issued one of its Co-Founders and Co-CEO one founder share. The founder share will provide the Co-CEO with certain veto rights over the approval of certain transactions such as merger, consolidation, acquisition, issuance of equity securities or debt securities convertible into equity securities or other similar transactions, that would result in any person becoming the owner of 25% or more of the ordinary shares immediately following the consummation of such transaction, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of the Company’s assets to any person and (iii) change to the Company’s strategy, policies and/or business plan in connection with its Equal Impact Initiative.

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

D. Share based compensation:

In 2021, the board of directors adopted the 2021 equity incentive plan for employees, officers, directors, and consultants (the “2021 Plan”). Following the IPO, the Company ceased granting awards under its old plans and all shares that remained available for issuance under these plans were transferred to the 2021 Plan. The 2021 Plan provides for the grant of options to purchase ordinary shares and RSUs. Each option granted under the 2021 Plan expires no later than ten years from the date of grant. The vesting period of the options and RSUs is generally four years. As of December 31, 2023, the number of ordinary shares reserved and available for grant and issuance pursuant to the 2021 Plan (the “Share Reserve”) was 7,847,149.

The Share Reserve will automatically increase on January 1st of each year during the term of the 2021 Plan, commencing on January 1st of the year following the year in which the 2021 Plan became effective, in an amount equal to 5% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year.

Since January 1, 2022, the share reserve under the 2021 Plan has been automatically increased by an aggregate of 4,633,095 shares. Awards granted under the 2021 Plan generally vest over four years. Any award that is forfeited or canceled before expiration becomes available for future grants under the 2021 Plan.

F-36 205

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: SHAREHOLDERS’ EQUITY (cont.)

Share option activity for the year ended December 31, 2023 is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual life	Aggregate Intrinsic Value
Outstanding — January 1, 2023 (*)	3,800,024	$39.60	7.46	$347,627
Granted (*)	207,305	$122.62
Exercised	(767,148)	$15.18
Expired and forfeited	(160,929)	$86.35
Outstanding — December 31, 2023	3,079,252	$48.82	6.71	$435,699
Exercisable — December 31, 2023 (*)	2,106,504	$32.98	6.25	$329,924

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying common shares as of December 31, 2023 and 2022. The intrinsic value of options exercised in the years ended 2023, 2022, and 2021 was approximately $112,799, $346,600 and $321,891, respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $86.26, $69.3 and $77.0, respectively.

(*) Includes 73,074 performance options granted to the Company’s Co-CEOs in 2022. and 74,108 performance options granted to the Company’s Co-CEOs in 2023, as applicable.

The following table summarizes the activity for the Company’s RSUs for the year ended December 31, 2023:

	Number of Units	Weighted- Average Fair Value
Balance at January 1, 2023	816,994	$126.29
Granted (*)	846,540	$138.84
Vested	(338,034)	$128.44
Canceled	(109,899)	$126.59
Balance at December 31, 2023 (*)	1,215,601	$134.41

(*) Includes 22,928 performance shares granted to the Company’s Co-CEOs in 2023.

As of December 31, 2023, 2022 and 2021 there was $96,112, $64,458 and $22,821 of total unrecognized compensation cost related to unvested restricted share units which is expected to be recognized over a weighted-average period of 1.80, 1.85 and 1.98 years, respectively.

F-37 206

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: SHAREHOLDERS’ EQUITY (cont.)

Share-based compensation expense for the years ended December 31, 2023, 2022 and 2021, is as follows:

	Year ended December 31,
	2023	2022	2021
Cost of revenues	$6,307	$10,406	$7,681
Research and development	38,737	32,957	21,779
Sales and marketing	25,395	33,457	23,135
General and administrative	29,747	28,100	20,934
Share-based compensation, net of amounts capitalized	$100,186	$104,920	$73,529
Capitalized share-based compensation costs	1,997	2,282	1,522
Total share-based compensation	$102,183	$107,202	$75,051

As of December 31, 2023, 2022, and 2021, unamortized share-based compensation expense was $118,311, $107,411 and $101,027, respectively, which is expected to be recognized over weighted average periods of 1.75, 1.79 and 1.97 years, respectively.

E.    Employee Share Purchase Plan

Immediately prior to the IPO, the Company adopted the 2021 ESPP. As of December 31, 2021, a total of 194,625 shares were reserved for issuance under the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date. As of December 31, 2023, 119,092 ordinary shares had been purchased under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

F-38 207

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: INCOME TAXES

A. Income (loss) before income taxes:

The following are the domestic and foreign components of the Company’s income (loss) before income taxes:

	Year ended December 31,
	2023	2022	2021
Domestic (Israel)	$(10,368)	$(142,527)	$(132,203)
Foreign	13,694	13,066	5,240
Total	$3,326	$(129,461)	$(126,963)

B. Income taxes:

The following are the domestic and foreign components of the Company’s income taxes:

	Year ended December 31,
	2023	2022	2021
Domestic (Israel)	$557	$649	$180
Foreign	4,646	6,757	2,151
Total	$5,203	$7,406	$2,331

F-39 208

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: INCOME TAXES (cont.)

C. Tax rate reconciliation:

The reconciliation of the tax benefit at the Israeli statutory tax rate to the

Company’s income taxes is as follows:

	Year ended December 31,
	2023		2022		2021
	Tax	Rate	Tax	Rate	Tax	Rate
Theoretical tax benefit	$765	23%	$(29,776)	23%	$(29,201)	23%
Increase (decrease) in tax rate due to:
Change in valuation allowance	(5,294)	(159%)	8,489	(7%)	14,968	(12%)
Share-based compensation	11,262	339%	14,806	(11%)	10,184	(8%)
Tax benefit relating to exercise of disqualified ISO	(1,408)	(42%)	(1,394)	1%	(3,069)	2%
Initial public offering costs	(1,800)	(54%)	(1,800)	1%	(5,399)	4%
Preferred technological enterprise and the effect of different tax rates in other jurisdictions	1,140	34%	15,523	(12%)	14,460	(11%)
Currency differences	—	0%	768	1%	18	0%
Other	538	16%	790	1%	370	0%
Effective tax	$5,203	156%	$7,406	(6%)	$2,331	(2%)

D. Deferred taxes:

The principal components of the Company’s deferred tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

	As of December 31,
	2023	2022
Net operating loss carry forwards	$39,809	$39,942
Research and development	3,780	9,663
Initial public offering costs	—	1,800
Other temporary differences	5,320	3,855
Carryforward tax credits	2,093	1,428
Gross deferred tax assets	51,002	56,688
Valuation allowance	(48,430)	(55,561)
Total deferred tax assets	2,572	1,127
Deferred tax liabilities:
Depreciation and amortization	(2,572)	(1,127)
Deferred tax liabilities	$(2,572)	$(1,127)
Net deferred taxes	$—	$—

F-40 209

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: INCOME TAXES (cont.)

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, a full valuation allowance has been provided.

As of December 31, 2023, the Company has net operating loss carryforwards in Israel of $331,742 which may be carried forward indefinitely.

As of December 31, 2023, and 2022, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

A.	Tax assessments:

As of December 31, 2023, the Company had open tax years for the periods beginning 2018 in Israel and 2021 for the U.S. subsidiary.

B.	Basis of taxation:

Ordinary taxable income in Israel is subject to a corporate tax rate of 23% in 2023 and 2022. However, the effective tax rate payable by a company may be considerably lower (as discussed below). Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Primarily, in 2023 and 2022, the Company’s U.S. subsidiary is subject to tax rate of approximately 21%.

C.	The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)

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

NOTE 13: INCOME TAXES (cont.)

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

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise” status and concluded that the Company is eligible to the above-mentioned benefits. The Company is entitled to Preferred Technological Enterprise benefits starting 2019. The Company did not utilize any benefits associated with the Preferred Technological Enterprise in 2023 and 2022.

NOTE 14: LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share:

	Year ended December 31,
	2023	2022	2021
Numerator:
Net loss	$1,877	$136,867	$129,294
Undistributed earnings attributable to preferred shareholders	—	—	8,203
Net loss attributable to ordinary shareholders, basic and diluted	$1,877	$136,867	$137,497
Denominator:
Weighted-average ordinary shares outstanding	48,366,378	45,804,714	30,332,006
Basic and diluted net loss per share	$(0.04)	$(2.99)	$(4.53)

F-42 211

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15: GEOGRAPHICAL INFORMATION

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2023	2022	2021
United States	$364,070	$255,495	$148,291
EMEA	157,134	111,854	67,121
United Kingdom	73,236	50,625	30,171
Rest of the world	135,255	101,055	62,567
	$729,695	$519,029	$308,150

Property and equipment, net by geographical areas were as follows:

	As of December 31,
	2023	2022
Israel	$31,987	$30,260
United States	4,008	3,171
Rest of the world	1,423	985
	$37,418	$34,416

_ _ _ _ _ _ _ _ _ _ _ _ _ _

F-43 212