Form 20-F
period 2024-12-31
monday.com Ltd.
filed 2025-03-17
CIK 1845338

monday.com products
monday WM
monday DEV
monday CRM
monday SRVC

monday.com

FY 2024 annual report

FY2024 20-F

Financial Highlights

(1)	For definition of Net Dollar Retention, see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics”.

(2)	Non-GAAP measures. See “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

FY2024 20-F

Expanding upmarket

No. of customers with $50K+ ARR(1)
1,474
2,295
3,201
FY-22
FY-23
FY-24

% of ARR from $50K+ customers (1)

27%
32%
36%
FY-22
FY-23
FY-24

(1)	as of December 31, 2024.

FY2024 20-F

2024 milestones

Expanding multi-product
Investing in enterprise offering
Scaling Work OS platform
Ecosystem
monday AI

In 2024, Elevate was open to the public with paid tickets for the first time. 4,000+ attendees joined us in person across NYC, London, and Sydney. Additionally, Elevate Online was free to attend, and hosted in the monday mansion.

mondayDB

mondayDB 2.0. launch

Dun & Bradstreet ranked us as the #3 Best Place to Work in Israel's tech scene.

Appointed Adi Dar as COO.

$1B

Surpassed $1 Billion in Annual Recurring Revenue (ARR).

Best Place to Work in New York, Miami, and Colorado.

monday service

The AI-first Enterprise Service Management Solution.

Portfolio roll-out complete.

monday dev monday CRM

Full rollout of CRM and Dev to all existing customers.

Ranked third in The Future 50 Ranking (2024), for companies most likely to adapt, thrive, and grow.

A Leader in the 2024 Gartner® Magic Quadrant™ for Adaptive Project Management and Reporting (APMR)(1), Collaborative Work Management (CWM)(2), and Marketing Work Management Platforms (MWMP)(3).

(1) Gartner Magic Quadrant for Adaptive Project Management and Reporting, Kevin Rose et al., 4 September 2024. (2) Gartner Magic Quadrant for Collaborative Work Management, Nikos Drakos et al., 2 December 2024. (3) Gartner Magic Quadrant for Marketing Work Management Platforms, Michael McCune et al., 17 December 2024

Opened a new office in Warsaw and expanded into larger offices in London and Denver.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this 20-F), and the opinions expressed in the Gartner Content are subject to change without notice.

FY2024 20-F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

FY2024 20-F

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the registrant had outstanding 50,773,337 ordinary shares, no par value per share.

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

FY2024 20-F

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

FY2024 20-F

Table of contents    8

FY2024 20-F

Cross Reference Table Form 20-F

1	Identity of Directors, Senior Management and Advisers	N/A

2	Offer Statistics and Expected Timetable	N/A

3	Key Information

3.B.	Capitalization and Indebtedness	N/A

3.C.	Reasons for the Offer and Use of Proceeds	N/A

3.D.	Risk Factors	87-148

4	Information on the Company

4.A.	History and Development of the Company	149

4.B.	Business Overview	15-41

4.C.	Organizational Structure	41

4.D.	Property, Plants and Equipment	37

4A	Unresolved Staff Comments	N/A

5	Operating and Financial Review and Prospects

5.A.	Operating Results	56-64

5.B.	Liquidity and Capital Resources	64-66

5.C.	Research and Development, Patents and Licenses, etc.	66

5.D.	Trend Information	66-67

5.E.	Critical Accounting Estimates	67-69

6	Directors, Senior Management and Employees

6.A.	Directors and Senior Management	42-46

6.B.	Compensation	151-156

6.C.	Board Practices	156-165

6.D.	Employees	166

6.E.	Share Ownership	47-49

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	N/A

Cross Reference Table Form 20-F    9

FY2024 20-F

7	Major Shareholders and Related Party Transactions

7.A.	Major Shareholders	47-49

7.B.	Related Party Transactions	49-51

7.C.	Interest of Experts and Counsel	N/A

8	Financial Information

8.A.	Consolidated Statements and Other Financial Information	173-221

8.B.	Significant Changes	74

9	The Offer and Listing

9.A.	Offer and Listing Details	N/A

9.B.	Plan of Distribution	N/A

9.C.	Markets	N/A

9.D.	Selling Shareholders	N/A

9.E.	Dilution	N/A

9.F.	Expenses of the Issue	N/A

10	Additional Information

10.A.	Share Capital	149

10.B.	Memorandum and Articles of Association	149

10.C.	Material Contracts	166

10.D.	Exchange Controls	166

10.E.	Taxation	74-86

10.F.	Dividends and Paying Agents	N/A

10.G.	Statement by Experts	N/A

10.H.	Documents on Display	166

10.I.	Subsidiary Information	N/A

10.J.	Annual Report to Security Holders	N/A

11	Quantitative and Qualitative Disclosures About Market Risk	69-71

12	Description of Securities Other than Equity Securities	N/A

13	Defaults, Dividends Arrearages and Delinquencies	N/A

Cross Reference Table Form 20-F    10

FY2024 20-F

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
15	Controls and Procedures	72-73
16A	Audit Committee Financial Expert	159-160
16B	Code of Ethics	167
16C	Principal Accountant Fees and Services	73
16D	Exemptions from the Listing Standards for Audit Committees	N/A
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	167
16F	Change in Registrant’s Certifying Accountant	N/A
16G	Corporate Governance	167-169
16H	Mine Safety Disclosure	N/A
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
16J	Insider Trading Policies	168
16K	Cybersecurity	168-169
17	Financial Statements	N/A
18	Financial Statements	173-221
19	Exhibits	170-173

Cross Reference Table Form 20-F    11

FY2024 20-F

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

Special note regarding forward-looking statements

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability;

•	foreign currency exchange rate fluctuations;

•	the fact that we continue to derive a majority of revenues from monday work management;

•	fluctuations in operating results;

Introduction   12

FY2024 20-F

•	real or perceived errors, failures, vulnerabilities or bugs in our platform, products, or third-party applications offered on our app marketplace or interruptions or performance problems in the technology or infrastructure underlying our platform;

•	risks related to artificial intelligence (“AI” ) and machine learning (“ML”);

•	our ability to attract customers, grow our retention rates and expand usage within organizations, including cross-selling and upselling;

•	risks related to our subscription-based business model;

•	our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles;

•	changes in sizes or types of business that purchase our platform and products;

•	our ability to offer high quality customer support and consistent sales strategies;

•	maintenance of corporate culture;

•	risks related to international operations and compliance with laws and regulations applicable to our global operations;

•	risks related to acquisitions, strategic investments, partnerships, or alliances;

•	risks associated with environmental and social responsibility and climate change;

•	our dependence on key employees and ability to attract and retain highly skilled employees;

•	our ability to raise additional capital or generate cash flows necessary to grow our business;

•	uncertain global economic conditions and inflation;

•	changes and competition in the market and software categories in which we participate;

•	our ability to introduce new products, features, integrations, capabilities, and enhancements;

•	the ability of our platform to interoperate with a variety of software applications;

•	our reliance on third-party application stores to distribute our mobile application;

•	our successful strategic relationships with, and our dependence on third parties;

•	our reliance on traditional web search engines to direct traffic to our website;

•	interruption or delays in service from third parties or our inability to plan and manage interruptions;

Introduction   13

FY2024 20-F

•	risks related to security disruptions, unauthorized system access;

•	evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions;

•	new legislation and regulatory obligations regulating AI;

•	changes in tax law and regulations or if we were to be classified as a passive foreign investment company;

•	our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims;

•	risks related to our use of open-source software;

•	risks related to our founder share that provides certain veto rights;

•	risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof;

•	our expectation not to pay dividends for the foreseeable future;

•	risks related to our Digital Lift Initiative and the monday.com Foundation;

•	risks related to legal and regulatory matters; and

•	other statements described in this annual report under “Part 1 - Who We Are,” “Part 4 - Operating and Financial Review and Prospects” and “Part 6 - Risk Factors,” as updated by subsequent reports filed with the U.S. Securities and Exchange Commission (“SEC”).

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

FY2024 20-F

Part - 1 Who we are

monday.com is a platform that runs the core of all work. The platform democratizes the power of software so organizations can easily build software applications and work management tools that fit their needs. We call our platform a “Work OS” (Work Operating System), and we believe that we are pioneering a new category of software that will change the way people work and businesses operate, giving them one place to manage every part of their work.

Our cloud-based platform is a no-code and low-code framework that consists of modular building blocks that are simple enough for anyone to use, yet powerful enough to drive core business within any organization. Our platform also integrates with other systems and applications, creating a new connective layer for organizations that links departments and bridges information silos. On top of our platform, we have built a product suite to address the needs of specific industries and use cases — including monday work management, monday CRM, monday dev, and monday service. We also offer independent products that can be used without the platform, including WorkCanvas, a digital whiteboard, and WorkForms, which allows users to create personalized forms or surveys and gain organizational insights. Additionally, we have begun incorporating AI capabilities throughout the entire platform.

By using our platform and products, our customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity. As of December 31, 2024, we served nearly 245,000 customers across over 200 industries in more than 200 countries and territories.

Part 1 - Who we are    15

FY2024 20-F

Teams & orgs of all sizes

Land & expand

Self-serve + flywheel
sales model

200+ countries and territories

14 languages

Deutsch 한국어 中文 Español
Français Português русский

200+ business industries

Thousands of use cases

Work management tools
Software applications
Creating a unified workspace

Customers

~245,000

As of December 31, 2024.

Company milestones

$927M
monday Service
$1B ARR
$730M
monday sales CRM
monday AI
monday workcanvas
$519M
monday DB
monday forms
monday workflows
Localization (13 Langs.)
$308M
monday dev
Integrations
Automations
My works
Workdocs
$161M
Sales & Partners group founded
Columns
$78M
BigBrain (BI system)
Board Templates
Views
App marketplace
$32M
Dashboards
Product Launch
Mobile app
$11M
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Part 1 - Who we are    16

FY2024 20-F

Our growth strategies

We intend to drive the growth of our business by executing the following strategies:

Evolve the Work OS platform

We have a strong history of technological innovation, as we regularly release new building blocks and make frequent updates to our platform for performance and scale. We have also begun to incorporate AI capabilities throughout the platform.

Our unique product architecture enables us to improve our platform and build superior products rapidly and efficiently. We intend to continue making significant investments in research and development and hiring top technical talent to enable new use cases, serve more verticals, and increase enterprise-grade features on our platform.

Augment our vision with a versatile suite of Work OS-based, interoperable products

We have built products on top of our platform that run the core of work for organizations of all sizes, allowing customers to adapt the software on their own and scale with their business. We customize the user experience across the customer lifecycle, from initial discovery through marketing campaigns to onboarding with pre-designed workflows, templates, automations, and integrations. We prioritize the creation of new products that can work in harmony as they share a common code base. We do this by focusing on customer demand and go-to-market. Our product suite includes four products:

•	monday work management: manages workflows, projects, and portfolios to fuel team collaboration and productivity at scale

•	monday CRM: tracks and manages all aspects of the sales cycle

•	monday dev: builds agile product and software development workflows

•	monday service: creates seamless connection between service desks and their data

The AI capabilities introduced throughout the platform enable customers to leverage AI directly in all of their workflows. There are two additional, independent products based on specific customer needs: WorkForms, which allows users to create personalized forms or surveys and gain organizational insights, and WorkCanvas, a digital whiteboard for real-time, unstructured collaboration.

Part 1 - Who we are    17

FY2024 20-F

Grow and invest in our ecosystem strategy

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

Provide more value to and increase the number of large accounts

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

Scale our go-to-market

Continue to scale our self-serve funnel complemented by expanding sales-led motion. We continue to ensure that customers can easily and independently get up and running on our products built on the platform. This is accomplished through a self-serve funnel where virtually any user can sign up and immediately gain value, regardless of their technical skills. Simultaneously, our sales team has undergone training for a more sales-led go-to-market strategy that will come in full force in 2025.

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

Drive increased adoption and expansion within our existing customer base. As our customers realize the benefits of our platform and products, they typically add more users and add additional products to their account as they expand to additional departments. As a result, our overall Net Dollar Retention Rate was 112% for the three months ended December 31, 2024, 110% for the three months ended December 31, 2023, and 121% for the three months ended December 31, 2022. We plan to continue investing in ways to expand within our existing customer base through the development of additional products. For the definition of Net Dollar Retention Rate, see “Part 4 - Operating and Financial Review and Prospects – Key Business Metrics.”

Part 1 - Who we are    18

FY2024 20-F

Expand our global footprint. We will continue investing in local advertising channels, partnerships, events, and localizing our platform to address existing and new regions. We believe there is an opportunity to increase our global presence even further over time.

Our success by numbers

We have experienced rapid growth since launching our platform in 2014. Our revenue was $972.0 million, $729.7 million and $519.0 million for the years ended December 31, 2024, 2023, and 2022, respectively, representing an increase of 33%, 41%, and 68%, respectively, over the prior year. Additionally, we had net income of $32.4 million and net losses of $1.9 million and $136.9 million, for the years ended December 31, 2024, 2023, and 2022, respectively. We had net cash provided by operating activities of $311.1 million, $215.4 million and $27.1 million in the years ended December 31, 2024, 2023 and 2022, respectively, with free cash flow of $295.8 million, $204.9 million and $8.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. Free cash flow is a non-GAAP financial measure. For additional information and a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, see “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures.”

Industry trends

We believe we are at the center of generational shifts in technology and the way people work that create significant opportunities for our business, including the following trends:

AI is everywhere

In the past few years, to our estimation based on IDC data, the tech industry transitioned from novel AI use cases (like suggesting email copy) to more complex features. To our estimation, based on IDC data, companies that leverage AI with a collaborative culture will have the opportunity to better leverage creativity and critical thinking at all levels in delivering better results both for teams and for customers alike. As a new and rapidly evolving technology, adoption of AI by employees is a challenge. Companies that make AI accessible and intuitive have the advantage. According to the monday.com World of Work report, millennials have a higher likelihood of adopting AI than their gen Z counterparts, likely due to fears of AI replacing jobs. To win in this challenge, business leaders must introduce AI as a tool to enhance performance, not as a means to cut down on headcount.

Organizations are digitizing their work

Organizations are digitizing the workflows previously run in physical environments and reengineering their existing digital processes to gain more speed and efficiency. Flexible and adaptable software will determine

Part 1 - Who we are    19

FY2024 20-F

the success of these digital transformation efforts and how businesses will compete in the digital era. Based on data from International Data Corporation (“IDC”), we forecast global digital transformation spending to reach nearly $4 trillion in 2027 with annual growth rate (“CAGR”) of 16.2% over the 2022-2027 period.

Enterprise work management: The key to scaling success

In 2025 and beyond, enterprise work management will be a cornerstone of business success as companies realize that seamless execution at scale is essential for growth. With hybrid teams spread across offices and remote locations, orchestrating workflows across departments, time zones, and geographies is no longer optional — it’s vital. Businesses that master this alignment will drive innovation and agility and stay ahead in an increasingly digital-first world.

Unified platforms are the future of enterprise tech

Platforms will reign supreme as businesses consolidate their tech stacks into unified systems for greater efficiency and strategic advantage. With all company data in one place, decision-making becomes faster and smarter, unlocking insights that fuel growth. Companies looking to achieve a complete AI transformation will find it more effective to implement an AI platform as an integrated platform essential for unlocking its full potential across all aspects of the business. In a data-driven world, a holistic platform isn’t just nice to have—it’s necessary when building a unique competitive edge.

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

Work OS is our vision for democratizing the power of software. The monday.com Work OS platform allows users, teams, and organizations to create their own software applications and work management tools to suit their specific and ever-growing needs and scale. We have also introduced and will continue to introduce AI capabilities throughout the platform to maximize its power. We designed our platform so that everything can be changed by our customers. This flexibility allows them to evolve as their company scales. We then took those building blocks ourselves and combined them into building new best-in-class, out-of-the-box, interoperable products. With continued adoption, monday.com becomes the unified platform to run the core of all work, by acting as a connective layer across all of an organization’s applications and departments.

Part 1 - Who we are    20

FY2024 20-F

The monday.com Work OS platform is broadly applicable for any organization or team across a growing number of use cases. Using data from IDC, we estimate that our total addressable market was $101 billion in 2023 and will grow to $150 billion in 2026, representing a four-year CAGR of 14%.

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

Our platform

With the monday.com Work OS platform, organizations can build software applications and work management tools to fit their needs. Our no-code and low-code platform consists of modular building blocks that are simple enough for anyone to assemble, yet powerful enough to build solutions that drive the core business of any organization in any vertical. On top of the platform, we have built a suite of products, for the work management, CRM, software development, and service verticals, to address the needs of specific industries and use cases. Additionally, we have two independent products that can be used without the platform, to provide users with a digital whiteboard (WorkCanvas) and forms for data collection (WorkForms).

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

Part 1 - Who we are    21

FY2024 20-F

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

Our products

Thanks to the flexibility of our infrastructure, we are building end-to-end products on top of the monday.com platform. Each product is tailored to a specific business need and empowers our customers to run the core of their work on monday.com. By the end of 2024, our product suite included:

monday work management
Home
My work
Main workspace
Onboarding wizard
Portfolio Q4
Alpha
Overview
On track
Main table
Gantt
New task
Search
Filter
Sort
Hide
Group By
Design
Task
Owner
Priority
Date
Brand research
Critical
17 Jun
Looking for color palette
High
11 Jun
Approve typography
Low
13 Jun
Creating sketches
Extremely low
9 Jun
+ Add subitem
Dev
Infrastructure
Landing page dev

monday work management

monday work management is the complete solution for connecting strategy to effective execution, at scale. It enables customers to manage all aspects of work, from daily tasks to entire projects, plus collaborating and reporting in real-time, all in one place. Users can build workflows that suit their needs using no-code and low-code building blocks across all departments and industries. The product can be further leveraged to streamline operations through automations and integrations with other software platforms.

In 2024, the product has evolved to better suit the needs of larger enterprise customers, including portfolio and resource management features. These enable customers to have birds-eye-views of all ongoing projects at once, identify risks and bottlenecks faster, and ensure strategic use of resources.

Part 1 - Who we are    22

FY2024 20-F

monday sales CRM
Home
My work
CRM
Sales dashboards
Leads
Deals
Contacts
Account
Sales dashboard
Deal stages
Q1 actual to date
$180,700
Q1 goals
$2.12M
Sales Funnel
Sales activities by rep

monday CRM

monday CRM is a fully customizable CRM that can be implemented within minutes, empowering business owners and sales teams to manage every aspect of their sales cycle and customer data in one centralized place. In 2024, we've focused on equipping teams at every stage of the deal lifecycle, from leads enrichment and qualification, to managing sequences and providing full visibility on every customer engagement.

Some key features of monday CRM include email sync, which connects to Gmail and Outlook, email tracking, which automatically notifies users when a lead opens or replies to an email, post sales management, which helps users manage all their post-sale activities in one place, and sales operations, which allows users to plan and fast-track the sales hiring process while equipping teams with the necessary tools and resources to close more deals.

+3
Sprint 24
Main table
Kanban
Chart
Integrate
Kanban
Follow up
Backlog
Stuck
Working on it
Done
Integrate APIs with front-end
Ensure accessibility compliance
Integration bug fix
Debug application issues
Conduct team code reviews
Review pull requests
Create interactive elements
Update design based on feedback
Update project documentation
Merge code branches
Develop method
LP content update
Develop mobile-friendly interfaces
Write unit tests
Fix code bugs
+100

monday dev

monday dev product and development teams with the tools to seamlessly manage all development processes and achieve their goals faster in one easy-to-use platform.

monday dev key features include sprint management, which empowers scrum teams to easily manage end-to-end sprints from one place, product lifecycle management, which streamlines entire development workflows, and agile reporting that creates customizable, real-time reports.

Part 1 - Who we are    23

FY2024 20-F

Help center dashboard
Open tickets
55
Resolved this week
235
Avg resolution time
1.5 hrs
CSAT score
4.9
Tickets statuses
Tickets over time
Resolved tickets per rep

monday service

monday service is a new addition as of 2024, empowering service teams to deliver exceptional support with AI and automations. The strategic focus is on equipping service teams with the tools needed to be proactive rather than reactive to service requests. The Portal is a unique feature of monday service, which functions as a fully customizable minisite where resource articles can be accessed, and tickets can be created. The entire lifecycle of a service ticket can be managed in monday service, from intake via Gmail, Outlook, monday inbox, WorkForm, or the Portal, to ticket resolution and evergreen resource generation. AI is leveraged specifically to intelligently prioritize and resolve tickets, as well as generate articles for the Portal.

We have two additional products, with differentiated pricing, designed to complement our platform:

Our app marketplace

We expanded the scope of our building blocks by extending our platform to external developers through a no-code and low-code framework and app marketplace. Our framework and flexible application programming interface, “monday_code,” allow customers, partners, and external developers to easily create their own building blocks and apps, either for private use or public availability on the app marketplace, while working with any of our products. Developers and app builders can also distribute their building blocks and solutions through our app marketplace. Marketplace vendors can choose to monetize their apps through third-party payment systems, or a payment processing system directly from within the platform. As of December 31, 2024, we had 649 apps in the marketplace and 445 apps with native monetization.

Part 1 - Who we are    24

monday.com FY2024 20-F

Our AI capabilities

monday's AI offering aims to accelerate monday.com's mission of democratizing technology, by making AI accessible and easy to use for its customers. monday's AI offering includes three pillars:

- **AI Blocks**: no-code AI capabilities, packaged to perform specific tasks across the monday.com platform, in boards & columns, automations, and workflows. These actions include the ability to summarize information, extract from text, translate, categorize, and build formulas, for example. When combined, AI Blocks can create full, AI-powered, workflows, that allow people to automate everyday tasks and increase efficiency.

Writing assistant
Summarize
Detect sentiment
Custom action
Writing assistant
Summarize
Writing assistant

- **Intelligent products**: we have incorporated AI into our existing suite of products, leveraging it to solve domain-specific challenges. For Work Management, we've added an AI-powered risk analyzer, with the ability to scan an entire portfolio with thousands of projects, across structured and un-structured data, and flag any potential risks. It can also define the level of risk, and suggest next steps for resolution. This AI capability can turn project management from being unpredictable, unreliable, and time-consuming, to being an "always on," smarter and more efficient process. In 2025, we will also be infusing our CRM product with AI, relieving sales reps from the need to constantly update their CRM manually, and leveraging AI to help them nurture better relationships with potential leads. Our Dev product will also be injected with AI, drawing insights on sprint planning not only from an analysis of the process, but also the quality of the code. And of course Service, that's already being built as an AI-first product, will leverage AI to auto-resolve tickets as soon as they come in.
- **Agents**: in 2025, we will be introducing monday.com's AI agents - a virtual workforce of experts, able to proactively perform tasks across the WorkOS platform and products.

Part 1 - Who we are 25

FY2024 20-F

Key benefits to our customers

Our platform enables customers to:

Democratize the power of software to all users: As a no-code and low-code platform, the possibilities for customization and the level of control our platform offers are virtually endless.

Increase efficiency: Our platform helps our customers digitize their business operations and re-engineer existing digital processes to make them more efficient. By consolidating many software tools into one cross-departmental platform, we enable our customers to increase their organizational agility, speed, and efficiency.

Create a unified workspace: By serving as a connective layer, our multi-product platform brings organizations, applications, and data into a unified workspace. This enables our customers to make complete, data-driven decisions, eliminate silos across the organization, and centralize all tools in one place.

Make data-driven decisions: By working with data that can be tracked, measured, and analyzed, our customers can gain new insights and work more effectively. This allows them to implement more data-driven decision-making and work more effectively.

Increase productivity and deep working: We believe our platform greatly reduces the reliance upon meetings, communications, and emails. This gives employees significant time back to their days and unlocks greater potential. Additionally, our platform automates repetitive, manual, and error-prone work, which frees up time and energy to focus on more impactful work.

Enhance company culture: Our platform helps foster a culture of inclusion, ownership, and clarity. By empowering everyone to think more holistically and have access to greater information, our platform helps promote better idea-sharing and brainstorming within an organization.

Part 1 - Who we are    26

FY2024 20-F

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

FY2024 20-F

WorkForms: capture data from others, including non-monday.com users. Users can create and collect data with intuitive, web-based, and easily shareable forms. Each submission generates a new item within the board, with all of the data supplied by the recipient automatically populated in the relevant columns.

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

monday workflows: simplify the entire workflow creation process by utilizing drag-and-drop blocks. The monday workflows add-on optimizes customers’ automations and allows them to manage more complex workflows across organizations, departments, and monday.com products. This includes a workflows and connections center, robust workflow capabilities, and an AI prompt to workflow feature. monday workflows is also open to third-party developers.

Part 1 - Who we are    28

FY2024 20-F

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

Mobile application

Mobile capabilities have become a key requirement for users as more work is done outside the office, including in industries where operational mobility is critical to success, such as construction or real estate. We have invested in our mobile development to ensure the high performance of our platform on smartphones and tablets. Our native mobile application is built for both iOS and Android and is designed to support mobile-first customer use cases. Our mobile application’s robust functionalities differ from the desktop version, as we designed it to be more compact and thumb- friendly, creating an easy-to-use, on-the-go experience.

Part 1 - Who we are    29

FY2024 20-F

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

In 2024, we released mondayDB 2.0, which supports boards with up to 10x more items and 25x more dashboards.

mondayDB 2.0’s redefined data infrastructure enables organizations to achieve their business goals, with key capabilities, including major performance improvements that improve users’ experience with improved speed across all boards, and elasticity at scale, which supports their unique needs and adapts to the way they work best as they add users, data tables, and query volume.

Our in-house business intelligence tool, BigBrain, supports our data-driven culture by providing every monday.com employee easy access to the company’s core data that is required for their job. We believe this allows our employees to work efficiently and provides them the ability to do their jobs in the best way possible.

BigBrain collects and processes data from over 1.5 billion events per workday from multiple separate sources and aggregates it into one place that every employee can access. This enables our team to analyze and make informed decisions based on transparent data, in real-time. BigBrain includes various tools such as a landing page generator, AI brain for monday-related content search and activities, account data insights, an AB test tool, and media buying statistics tracking, all of which were built by our in-house team. BigBrain also aligns our team around key performance indicators (“KPIs”) and metrics. We proactively connect employees to the business status via an internal app we developed which is updated daily with high-level KPIs and strategically distributed data dashboards powered by BigBrain throughout our offices.

Part 1 - Who we are    30

FY2024 20-F

We believe BigBrain supports our core product by paving the way for quick-to-market, efficient and high quality execution. It also aligns with our values of transparency and trust within the monday.com culture.

Our customers

We have a large customer base that consists of nearly 245,000 customers as of December 31, 2024. In 2024, we strategically emphasized growing our mid-market customer base. Our customers span thousands of use cases and range from teams of all sizes, though we are investing more in up-market growth in 2024. As of December 31, 2024, we had 3,201 enterprise customers, with more than $50,000 in ARR. Since inception, we have been focused on ensuring that any user can easily adopt our platform on their own regardless of his or her technical skills. Because of our easy-to-use interface, customers across industries use our platform, with a majority of customers working in traditionally non-tech industries, such as real estate, banking, journalism, and construction, alongside customers from traditionally tech industries, such as IT management, software development, and e-commerce.

Research and development

Builders

Our research and development (“R&D”) group, together with our product and product design groups, which we also refer to as our “builders group,” consists of autonomous, multidisciplinary teams of engineers, analysts, designers, and product managers, each with high talent density and its own product mission.

These small and agile teams are empowered to make independent decisions, move quickly, and are able to execute at a faster pace, launching a new version of monday.com almost every day while meeting high quality assurance standards. Our builders group works in a closed loop of customer feedback, testing, and data to remain connected to our users to keep our product aligned with their needs.

We invest substantial resources in R&D to improve and scale our product. The builders group is a lean and efficient organization within monday.com with a highly significant impact on our revenue. As of December 31, 2024, we had 629 employees in our builders group.

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

Part 1 - Who we are    31

FY2024 20-F

Security Team

Our security efforts are guided and monitored by our VP Chief Information and Security Officer (CISO), as well as our dedicated global security teams, composed of the following specialized domains: Platform security (application security & Data security); IT security; Governance, risk, and compliance (GRC); Cloud security and our in-house SOC team.

CRO Team

Customers are and have always been at the core of our business. To better serve them, all our client facing teams operate as a consolidated organization, under the CRO (Chief Revenue Officer) organization.

We engage our customers directly and indirectly, through our partners and sales teams. This alignment ensures that from the moment a customer begins using monday.com and throughout their growth trajectory, their experience is seamless.

Sales

Our account executives and account managers focus on acquiring new customers and expanding existing accounts, respectively. As part of our combined flywheel and top-down approach, our account managers are actively monitoring customers’ usage patterns and engaging with them to add more users and expand to other products and use cases within the platform, as they expand across different departments. Our sales teams specialize by region and customer size.

Our product suite provides us with an additional entry point into our sales flywheel. Because all products are built on top of the platform, customers can easily adopt additional products as they grow their accounts and use cases. As adoption of our products grows, we have been able to increase the footprint of monday.com across accounts.

As we are employing a sales-led-growth strategy, the sales function has increased its geographical footprint for more boots-on-the-ground sales efforts. This strategy also includes more face to face interaction between our sales team and customers/prospects, such as at regional events.

Our partners

Our global partner ecosystem was built to extend our reach, add product value, and position monday.com and its partners as leaders in the market. We are also leveraging partners for growth, to shift some of the business from being monday-led to partner-led, particularly as it pertains to onboarding and training. For example, our Latin American market was mostly partner-led until monday staff more recently planted roots in the region.

Our broad ecosystem includes leading enterprise software companies and emerging startups, global systems integrators, and channel partners. As of December 31, 2024, we have 272 channel partners in 50 countries and territories.

Part 1 - Who we are    32

FY2024 20-F

With a wide array of vertical and industry expertise, our partners do more than just sell our products, they also provide professional services and extend our products with partner-led solutions and applications.

We have 46 listed and partner-built solutions on the monday.com platform, across accounting, construction, HR management and other verticals. In addition, our partners built, listed, and started monetizing 78 applications on the monday.com marketplace, such as resource management, time tracking, and portfolio management.

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

We also have regional partnerships in order to strengthen our ability to move upmarket and work together to help customers achieve digital transformation with deep, enterprise-grade solutions built on top of our platform.

Customer Success

Our customer success teams are focused on upselling, and also specialize in driving value for monday.com customers by maximizing impact and adoption of use cases on the platform. Customer success augments our sales teams by ensuring that our customers fulfill their business objectives through leveraging their expertise of the platform and gathering extensive knowledge on the needs of our diverse customer base. Through their relationship-building efforts, they are able to drive long-term loyalty. In 2024, as part of our regional expansions, the customer success function also leverages more face-to-face interactions to support relationship-building. They also play a key role in the flywheel sales motion, supporting account expansion.

Customer Experience

Our customer experience team, along with our newly released AI bots, provides 24/7 support to our customers. We offer support to every account and every user, with extended service to enterprise customers. All customers receive an extensive self-service knowledge base, on-demand webinars and demonstrations, and access to the monday.com community, a place to connect with thousands of monday. com users to learn and share ideas. Our extended service includes priority support and specialized onboarding services, along with additional services.

Part 1 - Who we are    33

FY2024 20-F

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

Our competition

We are creating a new category of software, the Work OS, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets. Our competitors include the following:

•	companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., Smartsheet Inc., Notion Labs, Inc., Atlassian Corporation PLC (Trello), ClickUp and Freshworks Inc.

•	companies that primarily offer customer relationship management solutions. This includes companies such as SugarCRM, HubSpot, Pipedrive, and Zoho Corp.

•	companies that primarily offer software development tools. This includes companies such as Atlassian Corporation PLC (Jira).

•	companies that primarily offer enterprise service management tools. This includes companies such as Freshworks Inc. (Freshservice), and Atlassian Corporation PLC (Jira Service Management).

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

Part 1 - Who we are    34

FY2024 20-F

•	our ability to introduce new and improve on existing features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	our ability to continue to increase social and technological acceptance of our products;

•	continued growth in the digitization of the workplace;

•	our ability to maintain the value and reputation of monday.com as a solution; and

•	the scale, growth, and engagement of our community relative to those of our competitors.

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

We have developed a patent program and a strategy to identify and apply for patents for innovative aspects of our platform and technology. As of December 31, 2024, we had 31 U.S. patent-pending applications, two U.S. provisional patent applications, 106 granted U.S. patents, three allowed U.S. patents, two EU patent-pending applications, one allowed Israeli patent, one Israeli patent-pending application, one Chinese (CNIPA) granted patent and nine PCT applications relating to certain aspects of our technology.

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

Part 1 - Who we are    35

FY2024 20-F

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

Product-first. We believe that a product should work for the customer and not the other way around. Every feature is designed to be intuitive and accessible, as evidenced by the fact that a majority of our customers work in traditionally non-tech industries.

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

Privacy and security

We are committed to providing our customers with a highly secure and reliable environment, and to giving them peace of mind while they manage their data on the platform. By using top-of-the-line security tools and aligning with the strictest security and data protection measures available on the market, we meet the needs of all verticals, including those with stringent requirements such as health care and banking. We earn the trust of our customers by making data security our top priority.

In order to increase our customers’ privacy and security capabilities, we have recently released the Guardian add-on to enhance data protection and governance, streamline organization-wide access, and adhere to compliance requirements with an extra layer of protection. The add-on includes: Tenant-level encryption (TLE), Bring Your Own Key (BYOK), and Multiple SSOs capabilities.

Part 1 - Who we are    36

FY2024 20-F

We conduct annual red team assessments on our defensive posture, applicative penetration tests, infrastructure attack simulations, manage a private bug bounty program, and assume breach simulations. These assessments and drills are performed and accompanied by leading industry standard offensive and defensive third-party security consulting companies, which use high-end sophisticated attack techniques to provide unique visibility into our potential security risks and vulnerabilities.

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

Our facilities

Our current corporate headquarters are located in Tel Aviv, Israel, where we lease approximately 230,000 square feet pursuant to an operating lease that is expected to expire in May 2031. We plan to expand our office space in Tel-Aviv by an additional 118,000 square feet by the end of 2025.

We also lease office space in New York City, Denver, São Paulo, London, Warsaw, Sydney, Melbourne, and Tokyo, and are planning to open office space in Paris and Munich by the end of 2025. We further intend to expand our global facilities and lease additional office space as we recruit more employees and enter new geographic markets. We believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We are committed to ensuring that all new buildings, even though led by third-party developers, follow sustainable principles.

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

Part 1 - Who we are    37

FY2024 20-F

Our workforce

As of December 31, 2024, we had 2,508 employees worldwide. Provided below is a breakdown of employees by region:

Region	Americas	Europe	APAC	IL
Employee count	625	271	118	1,494

Diversity and inclusion

At monday.com, we are committed to building an equitable and inclusive workplace that empowers our employees to do their best work in service of our customers and communities. We recognize and value the competitive advantage that comes with having diverse teams, equitable employee experiences, and an inclusive workplace. We understand this is both the right thing to do and critical to our continued growth and success as a global organization.

We have nine Employee Resource Groups (ERGs) that are open to all employees and aim to create business impact through initiatives that support talent attraction, retention, professional and leadership development, as well as employee engagement. Through several key engagements with organizations, our ERGs create programming for their members and support our efforts to establish relationships with organizations with which we plan to create long term partnerships as we scale our inclusion efforts.

Looking ahead, our strategic priorities include enhancing our demographic data collection systems and processes, implementing inclusive leadership learning programs, and continuing to scale our programming through collaborating with our ERGs and external partners.

Part 1 - Who we are    38

FY2024 20-F

Employee wellness

We work continuously around the globe to ensure our people’s physical and mental well-being. To promote physical health, we offer medical checkups throughout the year, physical fitness classes, a full in-office gym or gym passes, sports & interest-based internal communities, nutritionist services, and alternative medicine services. We also prioritize our employees’ mental health by offering in-office and confidential therapy sessions, free subscriptions to a meditation and sleep app, meditation rooms, and a daily mindfulness group.

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

FY2024 20-F

monday for non-profits

We help nonprofits scale their impact by leveraging the power of monday.com’s Work OS.

By providing nonprofits with the platform and skills they need, they can be more effective and productive in their mission.

The monday.com Foundation

The monday.com Foundation (“Foundation“) is a philanthropic initiative focused on supporting communities across the world through technology, human capital and financial resources.

The Foundation was incorporated in Israel in 2024 as a Public Benefit Company (a nonprofit organization for public purposes). Upon its incorporation, various social impact initiatives that were part of monday.com’s philanthropic efforts were transferred into the Foundation, including the Emergency Response Team and Tech School.

The Emergency Response Team (“ERT“) partners with the humanitarian aid sector to enhance and scale its core disaster response operations and impact with the monday.com platform. The initiative is run by a team of humanitarian experts, and volunteers from monday.com and the greater ecosystem.

monday for non-profits   40

FY2024 20-F

Tech School is a program launched in 2023 that empowers youth from underserved communities with tech skills and innovation in order to close the digital gap. The initiative is run by an expert social impact team together with educational professionals, and supported by industry leaders and mentors.

Organizational structure

The legal name of our company is monday.com Ltd., and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries, all of which are 100% owned directly by monday.com Ltd:

Name of subsidiary	Place of incorporation
monday.com Inc.	Delaware, United States
monday.com Pty Ltd.	Australia
monday.com UK 2020 Ltd.	United Kingdom
monday.com Ltda.	Brazil
monday.com K.K.	Japan
monday.com Sp. Z O.O.	Poland
monday.com PTE. LTD.	Singapore
monday.com SAS	France
monday.com GmbH	Germany

The monday.com Foundation   41

FY2024 20-F

Part 2 - Directors and senior management

The following table sets forth the name and position of each of our executive officers and directors as of the date of this annual report:

Name	Age	Position
Executive Officers and Employee Directors
Roy Mann(1)	46	Co-Founder, Co-Chief Executive Officer, Director
Eran Zinman	41	Co-Founder, Co-Chief Executive Officer, Director
Eliran Glazer	53	Chief Financial Officer
Daniel Lereya	40	Chief Product and Technology Officer
Shiran Nawi	41	Chief People and Legal Officer
Adi Dar	53	Chief Operating Officer
Non-Employee Directors
Jeff Horing	61	Independent Director, Chairperson of the Board of Directors
Aviad Eyal(1)(2)	54	Independent Director
Avishai Abrahami	53	Independent Director
Gili Iohan(2)	49	Independent Director
Ronen Faier(1)(2)	54	Independent Director
Petra Jenner	60	Independent Director

(1)	Serves as a member of our environmental, social and governance committee.

(2)	Serves as a member of our audit committee, compensation committee, and nominating committee.

Part 2 - Directors and senior management   42

FY2024 20-F

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

Eliran Glazer has served as our Chief Financial Officer since March 2021. Mr. Glazer previously served as the Chief Financial Officer of Lightricks Ltd. from December 2019 to February 2021 and the Chief Financial Officer of Nex Markets from April 2012 to November 2018. Following the acquisition of Nex Markets by the CME Group, Mr. Glazer served as the Chief Financial Officer of Nex Markets, a CME Group Company from November 2018 to November 2019. Mr. Glazer holds a B.A. in Business and Accounting from The College of Management Academic Studies as well as an L.L.M. from Bar Ilan University and is a licensed certified public accountant.

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

Part 2 - Directors and senior management   43

FY2024 20-F

Adi Dar has served as our Chief Operating Officer since 2024. In this role, Adi oversees our global Business Operations teams, including Customer Experience, IT, Security, Program Management, and Workplace Operations. Adi previously served as the CEO of ELOP, an electro-optics subsidiary of Elbit Systems (Nasdaq: ESLT). Prior to ELOP, he founded and led Elbit Systems' Intelligence and Cyber division. Adi is also the founder of Cyberbit, a leading cybersecurity company. Adi holds a Bachelor's degree in Industrial Engineering from Technion - Israel Institute of Technology and an MBA from Tel Aviv University, Israel.

Shiran Nawi has served as our Chief People and Legal Officer since 2023 and previously served as our General Counsel since June 2018. Prior to joining monday.com, Ms. Nawi served as a senior legal counsel at Wix.com Ltd. (Nasdaq: WIX) from June 2014 to June 2018 and as an associate at Israeli, Ben-Zvi, Attorneys at Law, from July 2009 to April 2014. Ms. Nawi holds an L.L.B. and a Master of Business Taxation from The College of Management Academic Studies, Israel, and is a member of the Israel Bar Association.

Directors

Jeff Horing has served as a member of our board of directors since May 20, 2017. Mr. Horing has been a Managing Director of Insight Partners, a private equity investment firm he co-founded, since 1995. Mr. Horing currently serves on the board of directors of nCino, Inc. (Nasdaq: NCNO) since February 2015 and previously served on the board of directors of WalkMe Ltd. (NYSE: WKME) until November 2024, Alteryx, Inc. (NYSE: AYX.) until March 2024 and JFrog Ltd. (Nasdaq: FROG) until December 2023. In addition, Mr. Horing currently serves on the board of directors of several privately held companies. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management.

Part 2 - Directors and senior management   44

FY2024 20-F

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

Avishai Abrahami has served as an independent director on our board of directors since October 24, 2012. Mr. Abrahami is the Co-Founder of Wix. com Ltd. (Nasdaq: WIX) and has served as its Chief Executive Officer since September 2010, prior to which he served as its Co-Chief Executive Officer, and as a member of its board of directors since October 2006. From May 2016 to November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. (acquired by PepsiCo Inc.). From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998, he co-founded Sphera Corporation, a private company that develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until it was acquired in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Gili Iohan has served as an independent director on our board of directors since June 9, 2021. Since 2018, Ms. Iohan has been a partner at ION Crossover Partners, an Israeli-based cross-over fund and has been a Partner of Cato Networks since 2024. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. (Nasdaq: VRNS), Fiverr International Ltd. (Nasdaq: FVRR), and SimilarWeb Ltd. (NYSE: SMWB), as well as Aqua Security Ltd. and Lusha Ltd. Ms. Iohan previously served on the board of directors of SimilarWeb Ltd. (NYSE. SMWB) until 2024. Ms. Iohan holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Part 2 - Directors and senior management   45

FY2024 20-F

Ronen Faier has served as an independent director on our board of directors since June 9, 2021. Mr. Faier currently serves as a special advisor, and has previously served as the Chief Financial Officer of SolarEdge Technologies Inc. (Nasdaq: SEDG). Previously, Mr. Faier served as the Chief Financial Officer of Modu Ltd. from 2008 through December 2010 and as the Chief Financial Officer of M-Systems Ltd., which was acquired by SanDisk Corp. (a Western Digital Corp. (Nasdaq: WDC) company). Mr. Faier has served on the board of directors of Kaltura Inc. (Nasdaq: KLTR) since July 2021 and Cato Networks Ltd. Mr. Faier holds a B.A. in accounting and economics from the Hebrew University in Jerusalem and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Petra Jenner has served as an independent director on our board of directors since April 2024. Petra is currently Senior Vice President and General Manager for Europe, Middle East, and Africa (EMEA) at Splunk, where she oversees the company’s go-to-market strategy and growth in the region. Prior to Spunk, she held various executive positions of increasing responsibility during her six-year tenure at Salesforce and leadership roles with Microsoft, Checkpoint Software, and Pivotal. Based in Munich, she studied International Management at the Stanford Graduate School of Business in Singapore and holds a Master’s Degree in Business and IT.

Part 2 - Directors and senior management   46

FY2024 20-F

Part 3 - Major Shareholders and Related Party Transactions

Major shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2024, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2024, and RSUs that shall vest within 60 days of December 31, 2024, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 50,773,337 ordinary shares outstanding as of December 31, 2024.

As of December 31, 2024, we had 15 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 45,730,350 of our outstanding ordinary shares, or approximately 90% of our outstanding ordinary shares as of December 31, 2024. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Part 7 - Additional Information - Memorandum and Articles of Association.“ None of our principal shareholders or our directors and senior management have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is monday.com Ltd., 6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2021 is included under “Related Party Transactions.“

Part 3 - Major Shareholders and Related Party Transactions   47

FY2024 20-F

Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Principal Shareholders
WCM Investment Management, LLC (1)	4,193,557	8.3
Sonnipe Limited (2)	4,157,868	8.2
FMR LLC (3)	2,701,950	5.3
Directors and Executive Officers
Roy Mann (4)	4,999,749	9.8
Eran Zinman (5)	1,845,375	3.6
Eliran Glazer (6)	26,938	*
Daniel Lereya (7)	60,839	*
Shiran Nawi (8)	34,150	*
Adi Dar	-	*
Avishai Abrahami (9)	363,631	*
Aviad Eyal (10)	223,731	*
Jeff Horing (11)	4,616	*
Ronen Faier (12)	3,935	*
Gili Iohan (13)	3,935	*
Petra Jenner (14)	402	*
All executive officers and directors as a group (12 persons)	7,567,301	14.9

*	Indicates ownership of less than 1%.

(1)	Based on the Schedule 13G filed by WCM Investment Management, LLC with the SEC on October 4, 2024, WCM Investment Management, LLC has sole voting power and sole dispositive power over 4,193,557 ordinary shares.

(2)	Based on the Schedule 13G/A filed by Sonnipe Limited with the SEC on February 13, 2024, Sonnipe Limited has sole voting power and sole dispositive power over 4,157,868 ordinary shares.

(3)	Based on the schedule 13G filed by FMR LLC with the SEC on February 12, 2025, FMR LLC has sole voting power over 2,560,049 ordinary shares and sole dispositive power over 2,701,950 ordinary shares.

Part 3 - Major Shareholders and Related Party Transactions   48

FY2024 20-F

(4)	Consists of (i) 4,930,801 ordinary shares held of record by Roy Mann, (ii) 68,641 ordinary shares subject to options held by Roy Mann that are exercisable within 60 days, of December 31, 2024, and (iii) 307 RSUs held by Roy Mann that vest within 60 days of December 31, 2024.

(5)	Consists of (i) 1,776,427 ordinary shares held of record by Eran Zinman, (ii) 66,233 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of December 31, 2024, and (iii) 2,715 RSUs held by Eran Zinman that vest within 60 days of December 31, 2024.

(6)	Consists of (i) 6,872 ordinary shares held of record by Eliran Glazer, (ii) 18,384 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of December 31, 2024 and (iii) 1,682 RSUs held by Eliran Glazer that vest within 60 days of December 31, 2024.

(7)	Consists of (i) 7,658 ordinary shares held of record by Daniel Lereya, (ii) 52,007 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of December 31, 2024 and (iii) 1,174 RSUs held by Daniel Lereya that vest within 60 days of December 31, 2024.

(8)	Consists of (i) 5,683 ordinary shares held of record by Shiran Nawi, (ii) 27,505 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of December 31, 2024 and (iii) 962 RSUs held by Shiran Nawi that vest within 60 days of December 31, 2024.

(9)	Consists of (i) 264,131 ordinary shares held of record by Avishai Abrahami, and (ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of December 31, 2024.

(10)	Consists of 223,731 ordinary shares held of record by Aviad Eyal.

(11)	Consists of 4,616 ordinary shares held of record by Jeff Horing.

(12)	Consists of 3,935 ordinary shares held of record by Ronen Faier.

(13)	Consists of 3,935 ordinary shares held of record by Gili Iohan.

(14)	Consists of (i) 268 ordinary shares held of record by Petra Jenner, and (ii) 134 RSUs held by Petra Jenner that vest within 60 days of December 31, 2024.

As of December 31, 2024, T. Rowe Price Associates, which previously beneficially owned approximately 6.4% of our ordinary shares, no longer held more than 5% of our ordinary shares.

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

The following is a description of our material related party transactions since January 1, 2021.

Part 3 - Major Shareholders and Related Party Transactions   49

FY2024 20-F

monday.com Foundation

On May 21, 2021, we established the Digital Lift Initiative to further our mission of closing the digital divide between the for-profit and nonprofit sectors. Our goal is for the Digital Lift Initiative to provide a robust digital transformation toolbox for nonprofit teams.

In order to aid us in carrying out aspects of our Digital Lift Initiative, we established an Israeli ‘Public Benefit’ company (the monday.com Foundation). The monday.com Foundation is charged with helping us carry out our social responsibility mission.

On August 26, 2024, we issued 68,000 Ordinary Shares of the Company to the monday.com Foundation.

Donation and Loan Agreement

On August 26, 2024, we entered into a Donation and Loan Agreement with the Foundation (the “Donation and Loan Agreement“). Under the Donation and Loan Agreement, we undertook to provide the Foundation with a one-time donation of $6.3 million, reflecting 1% of the proceeds received through our initial public offering. The donation amount is intended to support the Foundation’s operations solely for the charitable causes and purposes referred to in the Donation and Loan Agreement.

In addition, under the Donation and Loan Agreement, we are authorized to grant loans to the Foundation (the “Foundation Loans“) to support the Foundation’s ongoing activities. Interest accrues on the Foundation Loans from the date any such loan is granted and until repayment of the Foundation Loan, and the interest rate will be in accordance with Section 3(j) of the Ordinance. The Foundation Loans will mature and be repaid by no later than 90 days following receipt of notice from us, and the Foundation is entitled to early repayment without penalty. The entire loan amount under any Foundation Loan will become immediately due and payable upon the occurrence of customary default events.

Services Agreement

On August 26, 2024, we entered into a Services Agreement with the Foundation (the “Foundation Services Agreement“), under which we are permitted to provide the Foundation with certain services necessary for the operation and activities of the Foundation, such as lease, logistics, IT and HR services. The fees in consideration of such services will be determined from time to time based on the costs we incur in the provision of such services, and shall not exceed $1.5 million per calendar year.

In addition, under the Foundation Services Agreement, the Foundation may participate in promotional and referral activities to advance our social impact plans (such as our pre-existing nonprofit and HERO plans). Solely for this purpose, and subject to the conditions specified in the Foundation Services Agreement, we undertook to grant the Foundation a limited worldwide, non-exclusive, non-sublicensable, non-transferable license to use our trademarks, logos, and other brand or creative materials in connection with such promotional and referral activities. These promotional and referral activities shall not entitle the Foundation to any payment by us.

Part 3 - Major Shareholders and Related Party Transactions   50

FY2024 20-F

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

Equity Awards

Since our inception, we have granted options to purchase, and RSUs underlying, our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Part 7 - Additional Information - Compensation— Employment agreements with executive officers and directors“ and the equity-based compensation received by certain of our senior managers in “Part 7 - Additional Information - Compensation — Compensation of Directors and Executive Officers.“ If the relationship between us and an officer, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for three months after such termination.

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. See “Part 7 - Additional Information - Compensation— Employment agreements with executive officers and directors — Exculpation, Indemnification, and Insurance.“

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as of June 21, 2019, as amended on April 27, 2021 and June 10, 2021 (“Investors’ Rights Agreement“). The Investors’ Rights Agreement will provide, among other things, that certain holders of our ordinary shares, including Roy Mann and Sonnipe Limited, each of which holds more than 5% of our outstanding ordinary shares have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see Exhibit 2.2 “Description of Securities — Registration Rights.“

Part 3 - Major Shareholders and Related Party Transactions   51

FY2024 20-F

Part 4 - Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this annual report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Part 6 - Risk Factors“ and “Special Note Regarding Forward-Looking Statements.“ Our actual results may differ materially from those contained in or implied by any forward-looking statements.

monday.com FY-24 overview in numbers

(1)	For definition of Net Dollar Retention, see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics“.

(2)	Non-GAAP measures. See “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures“.

Part 4 - Operating and Financial Review and Prospects   52

FY2024 20-F

Growth at scale

We have experienced rapid growth since we launched our product in 2014.

•	Revenue: Our revenue was $972.0 million, $729.7 million, and $519.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

•	Year over year revenue growth: An increase of 33%, 41%, and 68% in the years ended December 31, 2024, 2023 and 2022, respectively.

•	Net income (Loss): Our net income (loss) was $32.4 million, ($1.9) million, and ($136.9) million for the years ended December 31, 2024, 2023 and 2022, respectively.

•	Net cash provided by operating activities: Our net cash provided by operating activities was $311.1 million, $215.4 million, and $27.1 million in the years ended December 31, 2024, 2023 and 2022, respectively.

•	Free cash flow: Our free cash flow was $295.8 million, $204.9 million, and $8.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Key business metrics

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below.

A large and diversified customer base

We are focused on expanding within our existing customers by increasing the number of users within the organization, upgrading to higher tiers and offering additional products. Our operating results and growth opportunities depend, in part, on our ability to attract new customers and expand relationships with existing customers. We believe we have significant greenfield opportunities among addressable customers worldwide and we will continue to invest in our research and development to differentiate our products from competitive products and services. We will also continue to invest in our sales and marketing to help us take advantage of this opportunity. To this extent, we are making significant investments in our sales and marketing efforts, including investment and expansion of our CRO teams.

As of December 31, 2024, we had nearly 245,000 paying customers, compared to over 225,000 as of December 31, 2023. We define “customer“ to mean a unique web domain-based account that is on a paid subscription plan, which could include an organization, educational or government institution, or distinct business unit of an organization. With nearly 245,000 customers, we are not reliant on any specific customer, as no single customer accounts for more than 1% of our revenues, and our top 100 customers accounted for less than 10% of our revenues for the years ended December 31, 2024 and 2023.

We see a significant opportunity to continue to add customers as we further develop our sales and marketing efforts and scale our existing products, as well as add new products.

Part 4 - Operating and Financial Review and Prospects   53

FY2024 20-F

Consistent growth of enterprise customers

Our ability to successfully move upmarket is demonstrated by the consistent growth in the number of our enterprise customers. We grew the number of enterprise customers, which we define as customers with more than $50,000 in Annual Recurring Revenue (“ARR“) (defined below), on our platform by 39% from 2,295 customers as of December 31, 2023, to 3,201 customers as of December 31, 2024. The ARR from such enterprise customers grew by 47% from December 31, 2023 to December 31, 2024, outpacing our overall ARR growth. As of December 31, 2024 and December 31, 2023, such enterprise customers accounted for 36% and 32% of our ARR, respectively.

Customers with more than $100,000 in ARR grew by 45% during the 12 months ending on December 31, 2024, from 833 customers as of December 31, 2023, to 1,207 customers as of December 31, 2024. The ARR from such enterprise customers grew by 53% from December 31, 2023 to December 31, 2024. As of December 31, 2024 and December 31, 2023, such enterprise customers accounted for 24% and 20% of our ARR, respectively.

We distinguish customers with more than 10 users from our broader customer base. We grew the number of such customers on our platform by 10% from 53,688 customers as of December 31, 2023, to 59,214 as of December 31, 2024. The ARR from such customers grew by 33% from December 31, 2023 to December 31, 2024. As of December 31, 2024 and December 31, 2023, such customers accounted for 79% and 78% of our ARR, respectively.

“Annual Recurring Revenue“ or “ARR“ is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

We believe ARR illustrates the improvements we have made to our products to increase the value we deliver to our customers over time. We expect the percentage of ARR attributable to customers with more than 10 users to remain at similar levels.

Net Dollar Retention Rate

We expect to derive a significant portion of our revenue growth from expansion within our customer base, where we have an opportunity to expand adoption of our products across teams, departments, and organizations. We believe that our dollar-based net retention rate (“Net Dollar Retention Rate“) demonstrates our opportunity to further expand within our customer base, particularly those that generate higher levels of annual revenues.

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR“). We then calculate the ARR from these customers as of the current period end (“Current Period ARR“). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate.

Part 4 - Operating and Financial Review and Prospects   54

FY2024 20-F

For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Our Net Dollar Retention Rate may fluctuate due to a number of factors, including the level of penetration within our customer base, expansion of products and features, and our ability to retain our customers.

Our Net Dollar Retention Rate for all of our customers was 112%, 110%, and 121% for the three months ended December 31, 2024, 2023, and 2022, respectively. Net Dollar Retention Rate for Customers with more than $50,000 in ARR was 115%, 115%, and 137% for the three months ended December 31, 2024, 2023, and 2022, respectively. Net Dollar Retention Rate for Customers with more than $100,000 in ARR was 116%, 114%, and 135% for the three months ended December 31, 2024, 2023, and 2022, respectively. In addition, Our Net Dollar Retention Rate for customers with more than 10 users was 115%, 115%, and 130% for the three months ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

Part 4 - Operating and Financial Review and Prospects   55

FY2024 20-F

A.	Operating Results

Components of Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations.

Revenue

We derive revenue mainly from monthly or annual subscription agreements with our customers for access to our cloud-based Work OS products. Our customers do not have the ability to take possession of our software.

Cost of Revenue

Cost of revenue consists of merchant and credit card processing fees, hosting fees, amortization of capitalized software development costs, subcontractor costs, salaries and related expenses, share-based compensation, software license fees, and allocated overhead costs.

Gross Profit and Gross Margin

Gross profit, or revenue less cost of revenues, and gross margin, or gross profit as a percentage of revenue, has been, and will continue to be, affected by various factors, including the timing of our acquisition of new customers, renewals of and follow-on sales to existing customers, costs associated with operating our cloud-based products, and the extent to which we expand our operations and customer support organizations. We expect our gross margin to remain relatively consistent over the long term.

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

As we continue to focus our research and development efforts on enhancing our Work OS and existing products, as well as building new products, we expect our research and development expenses to increase in absolute dollar amounts and remain at approximately the same level as a percentage of revenue. We foresee that such investment in research and development will

Part 3 - Major Shareholders and Related Party Transactions   56

FY2024 20-F

contribute to our long-term growth but will also negatively impact our short-term profitability. For the years ended December 31, 2024, 2023 and 2022, our research and development expenses as a percentage of revenue were approximately 22%, 21%, and 24%, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation expenses for our employees, including share-based compensation, online and offline marketing and advertising expenses, channel partners’ commissions and allocated overhead costs.

Our channel partners' commissions as a percentage of revenue were approximately 5%, 6%, and 5% for the years ended December 31, 2024, 2023, and 2022, respectively. For the years ended December 31, 2024, 2023 and 2022, our sales and marketing expenses as a percentage of revenue were approximately 55%, 60%, and 76%, respectively.

We expect our sales and marketing expenses will increase in absolute dollar amounts, as we plan to expand our sales and marketing efforts globally, through personnel, online and offline marketing efforts and brand awareness. In the long term, as our business scales through customer expansion and market awareness, we anticipate that sales and marketing expenses as a percentage of total revenue will continue to decline.

General and Administrative Expenses

General and administrative expenses consist of salaries and related expenses, share-based compensation, charitable contributions to the Foundation, professional service fees and allocated overhead costs.

We expect our general and administrative expenses to increase in absolute dollars as we continue to grow and expand our operations and operate as a public company. In the long term, we expect that general and administrative expenses as a percent of total revenue will remain at approximately the same level. For the years ended December 31, 2024, 2023 and 2022, our general and administrative expenses as a percentage of revenue were approximately 15%, 13% and 16%, respectively.

Financial Income, net

Financial income, net, consists primarily of interest generated by our money market funds and marketable securities, amortization of discount on marketable securities, and foreign exchange gains and losses, offset by bank charges and interest expenses.

Income Tax Expenses

Income tax expenses consist primarily of income tax related to foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on deferred tax assets because we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Part 4 - Operating and Financial Review and Prospects   57

FY2024 20-F

Comparison of Period-to-Period Results of Operations

The following tables set forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the period presented.

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Revenue	$971,995	$729,695	$519,029
Cost of revenue (1)	103,691	80,645	66,528
Gross profit	868,304	649,050	452,501
Operating expenses:
Research and development (1)	213,709	156,500	127,047
Sales and marketing (1)	533,539	438,402	392,068
General and administrative (1)(2)	142,090	92,733	85,401
Total operating expenses	889,338	687,635	604,516
Operating loss	(21,034)	(38,585)	(152,015)
Financial income, net	55,500	41,911	22,554
Income (loss) before income taxes	34,466	3,326	(129,461)
Income tax expense	(2,094)	(5,203)	(7,406)
Net income (loss)	$32,372	$(1,877)	$(136,867)

Part 4 - Operating and Financial Review and Prospects   58

FY2024 20-F

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Cost of revenue	$6,603	$6,307	$10,406
Research and development	50,995	38,737	32,957
Sales and marketing	33,865	25,395	33,457
General and administrative (2)	55,654	29,747	28,100
Total share-based compensation expense	$147,117	$100,186	$104,920

(2)	G&A expenses include (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our ordinary shares that we contributed to the Foundation and is presented as part of share-based compensation in the table above, and (ii) a one-time cash contribution of $6.3 million from us to the Foundation, calculated based on 1% of the gross proceeds from our initial public offering.

	Year ended December 31,
	2024	2023	2022
Revenue	100%	100%	100%
Cost of revenue	11	11	13
Gross profit	89	89	87
Operating Expenses:
Research and development	22	21	24
Sales and marketing	55	60	76
General and administrative	15	13	16
Total operating expenses	92	94	116
Operating loss	(3)	(5)	(29)
Financial income, net	6	6	4
Income (loss) before income tax	3	1	(25)
Income tax expenses	0	(1)	(1)
Net income (loss)	3%	0%	(26)%

Part 4 - Operating and Financial Review and Prospects   59

FY2024 20-F

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year ended December 31,
	2024	2023	$ change	% change
	(in thousands)
Revenue	$971,995	$729,695	$242,300	33%

Revenue was $972.0 million for the year ended December 31, 2024, an increase of $242.3 million, or 33%, compared to $729.7 million for the year ended December 31, 2023. This increase was driven primarily by addition of new customers and revenues generated from our existing customers expanding their use of our products, as reflected by our Net Dollar Retention Rate of 112% as of December 31, 2024.

Cost of Revenue and Gross Profit

	Year ended December 31,
	2024	2023	$ change	% change
	(in thousands)
Cost of revenue	$103,691	$80,645	$23,046	29%
Gross profit	89%	89%

Cost of revenue was $103.7 million for the year ended December 31, 2024, an increase of $23.0 million, or 29%, compared to $80.6 million for the year ended December 31, 2023. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $9.8 million in hosting expenses, an increase of $3.9 million in processing fees, an increase of $2.8 million in indirect taxes, an increase of $2.2 million in third-party consulting costs, an increase of $2.1 million in salaries and related expenses, an increase of $1.3 million in amortization of capitalized software costs, and an increase in allocated overhead costs of $1.0 million as a result of increased overall costs to support our business growth and related infrastructure.

Operating Expenses

	Year ended December 31,
	2024	2023	$ change	% change
	(in thousands)
Research and development	$213,709	$156,500	$57,209	37%
Sales and marketing	533,539	438,402	95,137	22%
General and administrative	142,090	92,733	49,357	53%
Total operating expenses	889,338	687,635	201,703	29%

Part 4 - Operating and Financial Review and Prospects   60

FY2024 20-F

Research and Development Expenses

Research and development expenses were $213.7 million for the year ended December 31, 2024, an increase of $57.2 million, or 37%, compared to $156.5 million for the year ended December 31, 2023. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $28.5 million in salaries and related expenses and an increase of $12.3 million in share-based compensation expenses, due to an increase in the number of employees, an increase of $8.9 million in allocated overhead costs as a result of increased overall costs to support our business growth and related infrastructure, an increase of $3.0 million in hosting costs, an increase of $1.7 million in software costs, and an increase of $0.9 million in third-party consulting costs.

Sales and Marketing Expenses

Sales and marketing expenses were $533.5 million for the year ended December 31, 2024, an increase of $95.1 million, or 22%, compared to $438.4 million for the year ended December 31, 2023. This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $37.1 million in salaries and related expenses and an increase of $8.5 million in share-based compensation expenses, due to an increase in the number of employees, an increase of $14.7 million in online marketing campaigns, branding and costs associated with global events, an increase of $11.5 million in allocated overhead costs to support our business growth and related infrastructure, an increase of $9.2 million in partners commission expenses, an increase of $3.6 million in software costs, an increase of $2.9 million in courses and conferences expenses, an increase of $2.2 million in recruitment expenses, an increase of $2.3 million in travel expenses, and an increase of $1.9 million in third-party consulting costs.

General and Administrative Expenses

General and administrative expenses were $142.1 million for the year ended December 31, 2024, an increase of $49.4 million, or 53%, compared to $92.7 million for the year ended December 31, 2023. This increase is partly related to a one-time cash contribution of $6.3 million from us to the Foundation, calculated based on 1% of the gross proceeds from our initial public offering, and the remaining $43.1 million is due to the overall growth and scale of our business, which was primarily driven by an increase of $25.9 million in share-based compensation expenses, out of which $17.9 million is due to an equity contribution to the Foundation of 68,000 of our shares and the remaining $8 million is due to an increase in the number of employees, an increase of $12.6 million in welfare, an increase of $9.9 million in salaries and related expenses, an increase of $5.9 million in rent and related expenses, mainly due to our global office expansion, an increase of $1.9 million in software expenses, an increase of $1.9 million in recruitment expenses, an increase of $1.6 million in depreciation, and an increase of $1.4 million in property tax expenses, partially offset by a decrease of $21.4 million in overhead allocation.

Part 4 - Operating and Financial Review and Prospects   61

FY2024 20-F

Financial Income, Net

	Year ended December 31,
	2024	2023	$ change	% change
	(in thousands)
Financial income, net	$55,500	$41,911	$13,589	32%

Financial income, net, was $55.5 million for the year ended December 31, 2024, an increase of $13.6 million, or 32%, compared to $41.9 million for the year ended December 31, 2023. This increase was partially driven by global macroeconomic trends, such as higher interest on our money market funds and marketable securities of $18.8 million, partially offset by foreign currency losses.

Income Tax Expenses

	Year ended December 31,
	2024	2023	$ change	% change
	(in thousands)
Income tax expenses	$2,094	$5,203	$(3,109)	(60%)

Income tax expenses were $2.1 million for the year ended December 31, 2024, a decrease of $3.1 million, or 60%, compared to $5.2 million for the year ended December 31, 2023. The decrease was primarily driven by tax benefits related to share-based compensation.

For a comparison of the years ended December 31, 2023 and 2022, please see our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024.

Non-GAAP Financial Measures

We regularly review several financial measures, including non-GAAP operating income (loss) and free cash flow, to evaluate our business, measure our performance, identify trends in our business, prepare financial forecasts and make strategic decisions. We believe these non-GAAP financial measures are useful in evaluating our performance in addition to our financial results prepared in accordance with GAAP. You should read these non-GAAP measures in conjunction with the discussion of our GAAP results of operations and together with our consolidated financial statements and related notes included elsewhere in this annual report.

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. Investors are encouraged to review

Part 4 - Operating and Financial Review and Prospects   62

FY2024 20-F

the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures and to not rely on any single financial measure to evaluate our business.

The following table sets forth our non-GAAP operating income (loss) and free cash flow for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Non-GAAP operating income (loss)	$132,383	$61,601	$(47,095)
Free cash flow	$295,830	$204,945	$8,137

Non-GAAP operating income (loss)

We define non-GAAP operating income (loss) as GAAP operating income (loss), adjusted for certain non-cash items such as share-based compensation expenses. We exclude these items because these are non-cash expenses, which we do not consider indicative of performance. In addition, management uses non-GAAP operating income (loss) to evaluate our financial performance and for planning and forecasting purposes. Non-GAAP operating income (loss) should not be considered as an alternative to GAAP operating income (loss) or net income (loss) as an indicator of operating performance. The following table provides a reconciliation of GAAP operating loss to non-GAAP operating income (loss) for the periods indicated:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Operating loss	$(21,034)	$(38,585)	$(152,015)
Share based compensation	129,209	100,186	104,920
Charitable contribution to foundation (1)	24,208	-	-
Non-GAAP operating income (loss)	$132,383	$61,601	$(47,095)

(1)	includes (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our shares that we contributed to the Foundation, and (ii) a one-time cash contribution of $6.3 million from us to the Foundation, calculated based on 1% of the gross proceeds from our initial public offering.

Free Cash Flow

We define free cash flow as net cash provided by operating activities, less cash used for purchases of property and equipment and capitalized software development costs.

Part 4 - Operating and Financial Review and Prospects   63

FY2024 20-F

We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our operations and for investments in property and equipment and capitalized software development costs. However, we caution that free cash flow does not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period.

The following table provides a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Net cash provided by operating activities	$311,065	$215,404	$27,138
Purchase of property and equipment	(13,211)	(7,901)	(16,003)
Capitalized software development costs	(2,024)	(2,558)	(2,998)
Free cash flow	$295,830	$204,945	$8,137

B.	Liquidity and Capital Resources

As of December 31, 2024, we had $1,411.6 million in cash and cash equivalents and $50.0 million in short-term investments consisting of marketable securities. In the year ended December 31, 2024, we generated net cash provided by operating activities for the fourth consecutive year since our initial public offering in June 2021.

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

As of December 31, 2024 and 2023, we had deferred revenue of $342.6 million and $269.5 million, respectively. We have generated losses from our operations as reflected in our accumulated deficit of $552.0 million and $584.4 million as of December 31, 2024 and 2023, respectively. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure, and general and administrative expenses to support being a publicly traded company.

Part 4 - Operating and Financial Review and Prospects   64

FY2024 20-F

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months and for the foreseeable future.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Net cash provided by operating activities	$311,065	$215,404	$27,138
Net cash used in investing activities	$(70,805)	$(10,459)	$(19,001)
Net cash provided by (used in) financing activities	$55,214	$25,289	$(9,055)

For a comparison of the years ended December 31, 2023 and 2022, please see our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024.

Operating Activities

Cash provided by operating activities for the year ended December 31, 2024 of $311.1 million was primarily related to our net income of $32.4 million, adjusted for non-cash charges of $159.3 million and net cash inflows of $119.4 million resulting from changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, charitable share contribution to monday.com Foundation and depreciation and amortization of property and equipment. The main drivers of the changes in operating assets and liabilities were a $73.1 million increase in deferred revenue, resulting primarily from increased billings for subscriptions, a $27.5 million increase in accrued expenses and other liabilities, a $16.3 million decrease in prepaid expenses and other assets and a $10.4 million increase in accounts payable, primarily driven by payments timing differences. These amounts were partially offset by a $7.9 million increase in accounts receivable, net, due to increases in sales, primarily driven by timing differences.

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

Part 4 - Operating and Financial Review and Prospects   65

FY2024 20-F

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

Investing Activities

Cash used in investing activities during the year ended December 31, 2024 was $70.8 million, primarily as a result of purchases of $49.6 million marketable securities, purchases of $15.2 million property and equipment and capitalized software development costs, and investment in an affiliated company of $6 million.

Cash used in investing activities during the year ended December 31, 2023 was $10.5 million, as a result of purchases of property and equipment and capitalized software development costs.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2024 was $55.2 million and was primarily as a result of proceeds of $43.3 million from exercise of share options and purchases under the employee share purchase plan and a $11.9 million of receipt of tax advance relating to exercises of share options and RSUs, net.

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

Refer to “Part 1 - Who We Are“ and “Part 4 - Operating and Financial Review and Prospects - Operating Results“ for information on our research and development policies for the last three years.

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused

Part 4 - Operating and Financial Review and Prospects   66

FY2024 20-F

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

Revenue Recognition

Our revenues consist of revenue from the sale of subscriptions to customers to access our Work OS. Our subscription contracts are offered primarily on a monthly or annual basis, and a large portion of the arrangements are paid in full up-front at the outset of the arrangement. Customers may not take possession of the software and instead are granted continuous access to our products over the contractual period. Accordingly, the arrangements are accounted for as service contracts.

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

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these services. We determine revenue recognition through the following steps:

Part 4 - Operating and Financial Review and Prospects   67

FY2024 20-F

1.	Identification of the contract, or contracts, with the customer

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

Our customers do not have the ability to take possession of the software, and through access to the products we provide a series of distinct software-based services that are satisfied over the term of the subscription.

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

4.	Allocation of the transaction price to the performance obligations in the contract

Our contracts contain a single performance obligation. Therefore, the entire transaction price is allocated to the single performance obligation.

Part 4 - Operating and Financial Review and Prospects   68

FY2024 20-F

5.	Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized ratably over the term of the subscription agreement, generally beginning on the date that the product is made available to a customer.

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

Contract costs

Sales commissions earned by external partners and by internal salespersons are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years, taking into consideration anticipated contract renewals. The Company determined the period of benefit by taking into consideration historical customer attrition rates, the useful life of the Company’s technology, and other factors.

The Company has elected to apply the practical expedient allowed by ASC 606 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less, and the initial commission rate is commensurate with the commission rate on subsequent renewals.

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

Part 4 - Operating and Financial Review and Prospects   69

FY2024 20-F

Foreign Currency Risk

The U.S. dollar is our functional currency. The majority of our revenue was denominated in U.S. dollars for the years ended December 31, 2024, 2023 and 2022, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent.

This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

A decrease of 5% in the U.S. dollar to NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% during each of the years ended December 31, 2024, 2023 and 2022. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

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

As of December 31, 2024, the notional amount of our outstanding foreign exchange contracts was $209.5 million, all of which met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2024 (in thousands of dollars).

Part 4 - Operating and Financial Review and Prospects   70

FY2024 20-F

Derivatives designated as hedging instruments:

Maturity in 2025
Foreign exchange contracts:
NIS	$209,487
Total	$209,487

Interest rate risk

We believe that we have no significant exposure to interest rate risk, as we have no long-term loans. However, our future interest income may fall short of expectations due to changes in market interest rates.

Part 4 - Operating and Financial Review and Prospects   71

FY2024 20-F

Part 5 - Consolidated Statements and Additional Financial Information

Consolidated Financial Statements

Starting at page 173, we have appended, as part of this annual report, our consolidated financial statements.

Controls and procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, each of our Co-Chief Executive Officers and our Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)“ issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Brightman Almagor Zohar &  Co., a firm in the Deloitte Global Network, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Brightman Almagor Zohar & Co. is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Part 5 - Consolidated Statements and Additional Financial Information    72

FY2024 20-F

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal accountant fees and services

We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for the years ended December 31, 2024 and 2023:

	2024	2023
	(in thousands)
Audit fees (1)	$725	$700

Audit related fees	-	-

Tax Fees (2)	$65	$83

All other fees	-	-

Total fees	$790	$783

(1)	Audit fees consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the Audit Committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2024 and 2023 were approved in accordance with our policy.

Legal Proceedings

From time to time, we may be involved in legal or regulatory proceedings arising in the ordinary course of our business. We are currently not a party to any material litigation, and we are not aware of any pending or threatened material legal or administrative proceedings against us.

Part 5 - Consolidated Statements and Additional Financial Information    73

FY2024 20-F

Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion over whether to pay dividends.

If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

Significant Changes

No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this annual report.

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

Part 5 - Consolidated Statements and Additional Financial Information    74

FY2024 20-F

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. The current corporate tax rate, as from 2018, is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to the prevailing corporate tax rate. Under Israeli tax law, a corporation will be considered as an “Israeli resident“ if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Generally, business losses can be offset against income from any source in the same year. Losses may be carried forward and set-off without time limit against income from any trade or business or capital gains arising in the business, but not against income from any other source. Carrybacks of losses are not allowed.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.“ We believe that as of December 31, 2024, 2023, and 2022, we qualified as an Industrial Company within the meaning of the Industry Encouragement Law, and we believe that we currently continue to qualify as such.

The Industry Encouragement Law defines an “Industrial Company“ as an Israeli resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise“ owned by it and located in Israel or in the “Area,“ in accordance with the definition in section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance“). An “Industrial Enterprise“ is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Part 5 - Consolidated Statements and Additional Financial Information    75

FY2024 20-F

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

Expenditures related to scientific research and development that were not specifically approved by the relevant Israeli government ministry, and therefore do not qualify for this special deduction, are deductible in equal amounts over three years.

From time to time, we may apply to the Israel Innovation Authority (“IIA“) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such approval will be granted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, and as of January 1, 2017 (“2017 Amendment“). The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,“ as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

Part 5 - Consolidated Statements and Additional Financial Information    76

FY2024 20-F

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise“ and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,“ as defined in the Investment Law. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets“ (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technological company satisfying certain conditions (including a group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise“ and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income“ regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets“ to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

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

We believe that as of December 31, 2024 in each of the three years then ended, we qualify as a Preferred Technological Enterprise, and continue to examine our qualification as well as the amount of Preferred Technological Income that we may have, and other benefits that we may receive under the 2017 Amendment. We have obtained a tax ruling from the Israel Tax Authority regarding our status as a Preferred Technological Enterprise, which is in effect for the years 2019-2024, subject to provisions. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise“, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and under the condition that there will be no change in the

Part 5 - Consolidated Statements and Additional Financial Information    77

FY2024 20-F

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

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain“ and “Inflationary Surplus.“

Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition.

Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder“ at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder“ is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control“ of the corporation. “Means of control“ generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

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

Part 5 - Consolidated Statements and Additional Financial Information    78

FY2024 20-F

exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (“United States-Israel Tax Treaty“), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident“) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder“ at any point in the preceding 12-month period),

Part 5 - Consolidated Statements and Additional Financial Information    79

FY2024 20-F

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code“). This summary also does not address the tax consequences that may be relevant to holders

Part 5 - Consolidated Statements and Additional Financial Information    80

FY2024 20-F

in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,“ “hedge,“ “conversion transaction,“ or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (“IRS“), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder“ means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii)  an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a) (30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.“

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or a partnership should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of our ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Part 5 - Consolidated Statements and Additional Financial Information    81

FY2024 20-F

Dividends

Although we do not anticipate paying any dividends in the foreseeable future, as described in “Part 5 - Consolidated Statements and Additional Financial Information— Dividend Policy“ above, if we do make any distributions, subject to the discussion below under “Passive Foreign Investment Company“. the amount of dividends paid to a United States Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain.

However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our ordinary shares generally will constitute “foreign source income“ and “passive category income“ for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,“ solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation“ is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are an exception from these rules. If we are treated as a “United States-owned foreign corporation,“ and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Pursuant to applicable United States Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature

Part 5 - Consolidated Statements and Additional Financial Information    82

FY2024 20-F

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

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,“ which is taxed at the lower capital gain rate, provided that (i) either our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a passive foreign investment company (“PFIC“) (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ordinary shares are United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ordinary shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company“, a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares.

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

Part 5 - Consolidated Statements and Additional Financial Information    83

FY2024 20-F

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

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income“ (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ending December 31, 2024 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the

Part 5 - Consolidated Statements and Additional Financial Information    84

FY2024 20-F

year ending December 31, 2024 or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale“ election under the PFIC rules.

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

Part 5 - Consolidated Statements and Additional Financial Information    85

FY2024 20-F

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

Part 5 - Consolidated Statements and Additional Financial Information    86

FY2024 20-F

Part 6 - Risk Factors

Risk factors summary

The following summarizes the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

Risks related to our business and industry:

•	If we fail to effectively manage the scope and complexity of our business following years of rapid growth, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

•	We anticipate increasing operating expenses in the future, and we may not be able to maintain profitability.

•	We face exposure to foreign currency exchange rate fluctuations.

•	We derive a majority of our revenue from monday work management.

•	We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

•	Real or perceived errors, failures, vulnerabilities, or bugs in our platform, products, or third-party applications offered on our app marketplace, could harm our business, results of operations, and financial condition.

•	If there are interruptions or performance problems associated with the technology or infrastructure underlying our platform, then our users may experience service outages, other organizations may be reluctant to adopt our products and our reputation could be harmed.

•	Issues relating to the use of artificial intelligence (“AI“) and machine learning (“ML“) in our offerings could adversely affect our reputation, business and operating results.

•	If we are unable to attract customers, grow our retention rates, expand usage within organizations, including through cross-selling and upselling, and sell subscription plans, our revenue growth and any future profitability could be harmed.

•	Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.

•	Our sales efforts may require considerable time and expense, and the use of differing sales strategies may extend our sales cycles.

•	Changes in the sizes or types of businesses that purchase our platform and products could negatively affect our operating results.

Part 6 - Risk Factors    87

FY2024 20-F

•	If we fail to offer high quality customer support or fail to effectively develop and expand our direct sales capabilities, our customer base expansion, business and reputation could suffer.

•	Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture.

•	Because our success depends, in part, on our ability to expand sales and customer support of our products and products internationally, our business is susceptible to risks associated with international operations.

•	Compliance with laws and regulations applicable to our global operations, including export controls, also substantially increases our cost of doing business in foreign jurisdictions.

•	Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

•	We are subject to risks associated with increased scrutiny related to environmental and social responsibility matters.

•	We are subject to a series of risks related to climate change.

•	We depend on our founders and other key employees, and the loss of one or more of these employees could harm our business.

•	An inability to attract and retain other highly skilled employees could harm our business.

•	Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

•	Uncertain global economic conditions and inflation could materially adversely affect our business and results of operations.

Risks related to our market and competitive landscape

•	The market and software categories in which we participate are competitive, new, and rapidly changing.

•	Our ability to introduce new products, features, integrations, capabilities, and enhancements is dependent on adequate research and development resources.

Risks related to third parties

•	If we are unable to ensure that our products interoperate with a variety of software applications that are developed by third parties, including our partners, our products may become less competitive, and our results of operations may be harmed.

Part 6 - Risk Factors    88

FY2024 20-F

•	We rely on third-party application stores to distribute our mobile application.

•	Our growth depends in part on the success of our strategic relationships with third parties.

•	We rely on traditional web search engines to direct traffic to our website through search engines and networking sites.

•	Interruptions or delays in services from third parties or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements could impair the delivery of our services and harm our business.

Risks related to privacy, data, and cybersecurity

•	A security incident may allow unauthorized access to our or our third-party vendors’ systems, networks, or data or the data of users and organizations using our platform.

•	We are subject to stringent and changing laws, regulations, industry standards, policies, and contractual obligations related to privacy, data protection, and data security.

•	Evolving security and privacy laws and regulations, cross-border data transfer restrictions, data localization requirements, and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

•	New legislation in the EEA regulating AI, online content and the digital economy may impose additional regulatory obligations on us, which may subject us to liability if we are not compliant with these laws and may affect the results of our operations as we are required to adjust our business practices.

Risks related to taxation

•	Changes in tax laws or regulations we are subject to in the various tax jurisdictions may have an adverse effect on us or our customers and could increase the costs of our products and harm our business.

•	Our results of operations may be harmed if we are required to collect sales or other similar indirect taxes for subscriptions to our products in jurisdictions where we have not historically done so.

•	The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

•	There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

Part 6 - Risk Factors    89

FY2024 20-F

•	If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks related to our proprietary and intellectual property rights

•	If we fail to adequately maintain, protect, or enforce our proprietary and intellectual property rights, our competitive position could be impaired, and we may lose valuable assets, generate reduced revenue, experience slower growth rates and incur costly litigation to protect our rights.

•	Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award or a claim that results in an injunction.

•	Our platform and products utilize open-source software, and any defects or security vulnerabilities in the open-source software could negatively affect our business.

•	Our failure to successfully protect our intellectual property rights could negatively affect our business.

Risks related to operations as a public company and ordinary shares

•	One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.

•	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	As a “foreign private issuer“ that follows certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

•	We do not expect to pay any dividends in the foreseeable future.

Risks related to our incorporation and location in Israel

•	Conditions in Israel, including due to the ongoing war between Israel and Hamas, and other conflicts in the region, could materially and adversely affect our business.

Part 6 - Risk Factors    90

FY2024 20-F

•	It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this annual report, or to assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.

•	Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

•	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

•	The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel, shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Israeli Companies Law and the Israeli Securities Law.

Risks related to our Digital Lift Initiative and the monday.com Foundation

•	The novelty of our Digital Lift Initiative makes its efficacy unpredictable and makes us susceptible to unintended consequences.

Risks related to legal and regulatory matters

•	Our business and financial results may be affected by various litigation and regulatory proceedings.

•	We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

•	We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

•	Geopolitical conflict, including as a result of the conflict between Russia and Ukraine, may adversely affect our business and results of operations.

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

Part 6 - Risk Factors    91

FY2024 20-F

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

We have incurred significant net losses in the past and only recently became profitable. We may not be able to maintain profitability in the future. Because the market for our products and the features, integrations, capabilities, and enhancements as well as other products we offer is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses will increase significantly over the next several years, as we hire additional personnel, expand our partners, operations, and infrastructure, continue to enhance our brand, develop, and expand our products’ features, integrations, capabilities, and enhancements, expand and improve our application programming interfaces (“APIs“), and increase our spending on sales and marketing. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses.

We face exposure to foreign currency exchange rate fluctuations.

We report our financial results in U.S. dollars, and we collect our revenue primarily in U.S. dollars. However, a significant portion of our headcount related expenses are denominated in New Israeli Shekels (“NIS“), which subjects us to exchange rate risks that may materially and adversely affect our financial results. Foreign currency exchange rates have recently been, and could

Part 6 - Risk Factors    92

FY2024 20-F

continue to be, subject to increased volatility. In the years ended December 31, 2024 and 2023, approximately 21% and 22% of our expenses, respectively, were denominated in NIS. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. The Israeli annual rate of inflation amounted to 3.2% and 2.9% for the years ended December 31, 2024 and 2023, respectively. The depreciation of the NIS in relation to the U.S. dollar amounted to 0.6% for the year ended December 31, 2024, compared to depreciation of 3.1% for the year ended December 31, 2023. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the U.S. dollar.

In addition, we transact in non-U.S. dollar currencies for our products and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations. We use forward derivative instruments and plain vanilla options to hedge a significant portion of the exposures, but the use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.

We derive a majority of our revenue from monday work management.

The market acceptance of monday work management is critical to our success. Demand for this product and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.

We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future, so period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business, given that we recognize

Part 6 - Risk Factors    93

FY2024 20-F

subscription revenue over the subscription term. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	the level of demand for our products;

•	our ability to grow or maintain our retention rates, expand usage within our customer base and sell our subscription plans to existing and future customers;

•	our ability to convert users of our trial or free versions into paying customers;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of market volatility and economic downturns caused by macro-economic forces out of our control;

•	the timing and success of new features, integrations, capabilities and enhancements by us to our products or by our competitors to their products or any other change in the competitive landscape of our market;

•	errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;

•	the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties, disruptions or outages on our platform resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	changes in the legislative or regulatory environment or in legal and regulatory compliance costs in new and existing markets;

•	number of new employees, amount of share-based compensation and timing of the grant or vesting of equity awards to employees, directors or consultants;

•	pricing pressure as a result of competition or otherwise;

•	fluctuations and volatility in foreign currency exchange rates;

•	general economic conditions in either domestic or international markets, including geopolitical conflicts, uncertainty or instability, as well as economic conditions specifically affecting industries in which our customers participate; and

•	expenses incurred in connection with our Digital Lift Initiative, including the monday.com Foundation.

Part 6 - Risk Factors    94

FY2024 20-F

Real or perceived errors, failures, vulnerabilities, or bugs on our platform, products, or third-party applications offered on our app marketplace could harm our business, results of operations, and financial condition.

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

Our continued growth and customer loyalty depends, in part, on the ability of existing and potential users to access our products at all times without interruption or degradation of performance. We have in the past, and may in the future, experience disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks or other security-related incidents. For example, in April 2022, our platform sustained irregularities in our infrastructure for a period of approximately five hours. In the future, we may not be able to identify the cause or causes of performance problems in a timely manner. We may not be able to maintain the level of service uptime and performance required by our users, especially during peak usage times and as our user traffic and number of integrations continue to increase, which may negatively affect our customers’ businesses and could harm our reputation and require us to make refunds or provide credits to our customers.

Part 6 - Risk Factors    95

FY2024 20-F

Our platform and products are accessed by a large number of users. As we continue to expand the number of our users and features, integrations, capabilities, and enhancements available to our customers, we will need to ensure that our platform and products can scale to meet the evolving needs of our customers, particularly as we continue to focus on enterprise organizations. However, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, because our customers rely on our products to collaborate, access, and manage their work, any outage of our platform could impair our users’ ability to perform their work. If such an event occurs, our customers may seek compensation from us for any losses they suffer, and may cease conducting business with us.

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

Issues relating to the use of AI and ML in our offerings could adversely affect our reputation, business and operating results.

We are implementing AI features, including generative AI features, and ML throughout our platform and products, including monday AI services, which include features, applications, bots, and other functionalities based on artificial intelligence and machine learning data models. The technologies underpinning these features are in the early stages of commercial use and exist in a nascent regulatory environment, which presents legal, regulatory, ethical, reputational, competitive and financial risks. We continue to incorporate additional AI and ML solutions and features into our products and our business, and these solutions and features may become more important to our operations or to our future growth over time.

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

Part 6 - Risk Factors    96

FY2024 20-F

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

Moreover, changes and ongoing development in how we use, train, design, develop and deploy AI and ML technologies and how we train our models or models that we utilize to provide our AI and ML capabilities could present risks, including if these models are (i) incorrectly designed or implemented, (ii)  based on incomplete, inadequate, inaccurate, biased, or otherwise poor-quality data or data to which we do not have sufficient rights, or (iii)  are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, or material performance issues. Such issues could negatively impact the performance of our platform and business, as well as our reputation and the reputations of our customers, partners, and stakeholders. In the event the AI tools we provide to customers do not perform reliably or in accordance with stated expectations, we may need to disable user access to such AI tools; similarly, if the AI tools that we use for internal business purposes do not perform in accordance with expectations, we may be forced to discontinue or restrict the use of such tools. Any mitigation efforts related to the foregoing may negatively affect our business and operations.

The introduction of AI technologies into new or existing products may result in new or enhanced legal or regulatory scrutiny, confidentiality or security and privacy risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. In particular, there is a risk that generative AI could produce inaccurate or misleading content, or other discriminatory or unexpected results or behaviors, or generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships. While we aim to invest and develop AI in a responsible, measured, legal and ethical manner, we may not be successful in navigating the evolving social, ethical, regulatory and legal issues relating to the use of new and evolving technologies, such as AI. For example, even if permitted by our privacy policy and contractual rights, our use of data in novel AI applications may, in time, expand beyond customer expectations. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Any of the above could adversely affect our business, operations, reputation or financial results.

The market for AI and ML technologies is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate.

Part 6 - Risk Factors    97

FY2024 20-F

Additionally, we face competition in the creation and implementation of AI and ML technologies, and our competitors may develop AI technologies that are comparable to or better than ours, and/or do so sooner or in a more cost-effective way. If we are unable to develop, offer, or deploy new and high quality AI or ML technologies quickly or in a cost effective manner compared to our competitors, our business, operations, reputation or financial results could be adversely affected.

If we are unable to attract customers, grow our retention rates, expand usage within organizations, including through cross-selling and upselling, and sell subscription plans, our revenue growth and any future profitability could be harmed.

To increase our revenue and maintain profitability, we must increase our customer base through various methods, including, but not limited to, converting customers using our trial version into paying customers, growing or maintaining our retention rates, and expanding usage of our products within organizations that are our customers, including through cross-selling and upselling. If our cross-selling and upselling efforts are unsuccessful or if our existing customers do not expand their use of our products or adopt additional offerings and features, our operating results may suffer.

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

Organizations may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our products, our services, our pricing or pricing structure, pricing adjustments, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, decreases in the number of users at the organization, or reductions in our paying customers’ spending levels.

It is also difficult to predict attrition rates given our varied customer base of enterprise organizations, mid-market and small business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases, or changing or deteriorating general economic conditions. If organizations, including our target customers, do not renew their subscriptions, renew on less favorable terms, or fail to add

Part 6 - Risk Factors    98

FY2024 20-F

more users, or if we fail to expand within organizations on our platform, our revenue may decline or grow less quickly than anticipated, which could harm our business, results of operations and financial condition.

Additionally, organizations can and do subscribe to multiple subscription plans simultaneously for a variety of reasons. For example, many of our customers are large organizations with distributed procurement processes, in which different buyers, departments, or affiliates make their own purchasing decisions based on distinct product features or separate budgets. Existing customers may also acquire or merge into another organization that is already subscribed to our platform or products or complete a reorganization or spin-off transaction that results in an organization subscribing to multiple subscription plans.

Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.

We recognize revenue from subscriptions ratably over the term of the contract subscription period beginning on the date of access to our platform is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have monthly or annual contractual terms and require advance payment for monthly or annual periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. By contrast, a significant portion of our costs are expensed as incurred while revenue is recognized over time. As a result, an increase in customers could result in our recognition of higher costs and lower revenue in the earlier portion of the subscription term. Finally, because revenue from new customers or from existing customers that increase their use of our platform and products is recognized over the applicable subscription term, our subscription-based revenue model makes it difficult for us to rapidly increase our revenue through additional sales in any period.

Our sales efforts may require considerable time and expense, and the use of differing sales strategies may extend our sales cycles.

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

Part 6 - Risk Factors    99

FY2024 20-F

to engage with senior management and other key personnel within an organization in order for our expansion model to be successful. Moreover, larger organizations may demand additional customization, integration, features, and support services. This may require us to devote greater sales support, research and development, customer experience, and professional services resources to such an organization, resulting in increased costs.

Changes in the sizes or types of businesses that purchase our platform and products could negatively affect our operating results.

We have sold and will continue to sell to organizations ranging from small businesses to enterprises. Our gross margins can vary depending on numerous factors related to the implementation and use of our platform and products, including the level of adoption of our platform and products by our customers and the level of professional services and support required by a customer. Sales to enterprise customers may entail longer sales cycles and more significant selling efforts. Selling to small businesses may involve greater churn risk and uncertainty. If there are changes in the mix of businesses that purchase our platform or the mix of the product plans purchased by our customers, our gross margins could decrease and our operating results could be adversely affected.

If we fail to offer high quality customer support or fail to effectively develop and expand our direct sales capabilities, our customer base expansion, business and reputation could suffer.

Once organizations and their users begin using our products, they rely on our support services to resolve any technical, administrative, or other issues. High quality customer education and customer experience are key to the successful adoption of our products, for the conversion of users and organizations on our trial version into paying customers, for the expansion of accounts, and for growth or maintenance of our retention rates. The importance of high quality customer experience increases as we expand our business and pursue new customers, including mid-market and enterprise customers. For example, if we do not help our users quickly resolve issues and provide effective ongoing user experience at the user, team, and organizational levels, our ability to convert organizations and users into paying customers may suffer, and our reputation with existing or potential customers could be harmed. Further, our ability to sell our products is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain an efficient, high quality customer experience and customer support that meets customer needs on a global scale, or a market perception that we do not maintain a high quality customer experience, could harm our reputation, our ability to sell our products to existing and prospective customers, our ability to grow our operations globally, and our business, results of operations, and financial condition.

Furthermore, our ability to increase the number of our customers and users and achieve broader market acceptance of our products among large

Part 6 - Risk Factors    100

FY2024 20-F

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

Our continued success depends upon our ability to create and maintain brand recognition and a favorable reputation for delivering an easy and efficient platform. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain customers, which could adversely affect our business. We believe that developing and maintaining awareness of our brand and a favorable reputation is critical to achieving widespread acceptance of our platform and products and is an important element in attracting new organizations and additional teams to our platform. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand and our ability to increase awareness will depend largely on the effectiveness of our marketing efforts, our ability to ensure that our platform and products remain high quality, reliable, and useful at competitive prices, our ability to continue to develop new products, functionality, and software applications, and our ability to successfully differentiate our platform and products.

As our market becomes increasingly competitive, increasing awareness of our platform and products may become more difficult and expensive. Efforts to increase awareness may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur. If we fail to successfully promote our brand or incur substantial expenses in

Part 6 - Risk Factors    101

FY2024 20-F

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

We currently maintain offices and have sales personnel in Israel, the United States, Australia, Brazil, Japan, Singapore, France, Germany, and the United Kingdom. In the years ended December 31, 2024 and 2023, the revenue that we generated from customers outside of North America accounted for approximately 50% of our total revenue. We expect to continue expanding our international operations, which may include opening offices in new jurisdictions and providing our products in additional languages. Any additional international expansion efforts that we are undertaking, and may undertake in the future, may not be successful. In addition, conducting international operations subjects us to additional risks, some of which we have not generally faced in countries where we currently operate. These risks include, among others:

•	unexpected costs in the localization of our products, including translation into foreign languages and adaptation for local culture, practices, and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;

Part 6 - Risk Factors    102

FY2024 20-F

•	the risk of penalties to our users and individual members of management or employees if our practices are deemed to not comply with applicable laws and regulations;

•	practical difficulties of enforcing intellectual property rights in countries with varying laws and standards and reduced or varied protection for intellectual property rights in some countries;

•	an evolving legal framework and additional legal or regulatory requirements for data privacy, which may necessitate the establishment of systems to maintain data in local markets, requiring us to invest in additional data centers and network infrastructure, and the implementation of additional employee data privacy documentation (including locally compliant data privacy notices and policies);

•	as an Israeli company, we are subject to Israeli laws concerning governmental access to data and the risk, or perception of risk, of such access may make our products less attractive to organizations outside Israel, and compliance with such Israeli laws may conflict with legal obligations that we, or our customers, may be subject to in other countries;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	different pricing environments, longer sales cycles, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	increased financial accounting and reporting burdens and complexities;

•	difficulties in managing and staffing international operations, including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships, and local employment laws;

•	increased costs involved with recruiting and retaining an expanded workforce through cash and equity-based incentive programs and unexpected legal costs and regulatory restrictions in issuing our ordinary shares to employees;

•	global political and regulatory changes that may lead to restrictions on immigration and travel for our employees;

•	regional and local economic and political conditions and personnel culture differences;

•	fluctuations in exchange rates that may decrease the value of our foreign-based revenue;

Part 6 - Risk Factors    103

FY2024 20-F

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings; and

•	permanent establishment risks and complexities in connection with international payroll, tax and social security requirements for international employees.

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

Part 6 - Risk Factors    104

FY2024 20-F

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

We are subject to risks associated with increased scrutiny related to environmental and social responsibility matters.

Like many other companies, we are facing increased scrutiny related to our environmental, social, and governance (“ESG“) practices, including related to climate change and human capital, among other matters, from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. Such increased scrutiny may result in increased costs, changes in demands for certain products, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations.

We engage in certain voluntary initiatives, including policies and disclosures, to address ESG matters and concerns from stakeholders. However, such initiatives may be costly, and we cannot guarantee that such efforts will have the intended results. For example, identification, assessment, and disclosure of such matters is complex, often requiring substantial discretion, as relevant methodologies, frameworks, data, and perceptions of the quality thereof continue to change. Expectations regarding companies’ management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. Our approach to such matters may evolve as well. To the extent our ESG efforts are perceived as insufficient or otherwise not in keeping with best practice or stakeholder expectations, it may harm our reputation, impact our relationships with various stakeholders (including our ability to attract and retain capital providers, customers or employees), or result in other adverse impacts.

There are also increasing regulatory considerations associated with ESG matters. For example, various policymakers, including the European Union, the SEC, and the State of California, have adopted or are considering adopting various requirements on the disclosure of sustainability-related information. Such rules are often not uniform across jurisdictions, which may result in increased complexity, and cost, for compliance, which may be exacerbated from any changes in legal interpretations or policy following changes in political administrations or otherwise.

Part 6 - Risk Factors    105

FY2024 20-F

In addition, certain market participants, including major institutional investors, have requested various ESG-related disclosures or use third-party benchmarks or scores to measure our ESG practices in making investment or voting decisions. We also receive ESG-related requests from certain customers or suppliers. Unfavorable ESG ratings could lead to increased negative investor sentiment toward us, our customers, or our industry, which could negatively impact our share price as well as our access to and cost of capital. Simultaneously, there are efforts by some stakeholders, including policymakers, to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. In light of stakeholders’ increased and sometimes divergent focus on ESG matters, there can be no certainty that we will manage such issues successfully. Such ESG matters may also impact our customers, which may compound or cause new impacts on our business, financial condition, or results of operations.

We are subject to a series of risks related to climate change.

There are inherent climate-related risks wherever business is conducted. We and our third-party vendors are located in areas that have experienced, and are projected to continue to experience, various natural disasters and meteorological phenomena (such as droughts, hurricanes, heatwaves, wildfires, storms, and flooding, among others) or other catastrophic events that may disrupt our or our third parties’ operations, require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events, as well as other forms of interruptions, or contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, any of which may also adversely impact our or our third parties’ operations. We may also be subject to risks associated with efforts to transition to a low-carbon economy, including engagement or requirements from regulators or other stakeholders or increased procurement costs. For more information, see our risk factor titled “We are subject to risks associated with increased scrutiny related to environmental and social responsibility matters.“

We depend on our founders and other key employees, and the loss of one or more of these employees could harm our business.

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

Part 6 - Risk Factors    106

FY2024 20-F

and, therefore, they could terminate their employment with us at any time subject only to the notice periods prescribed by their respective executive agreements. The loss of one or both of our founders or other key employees could disrupt or harm our business.

An inability to attract and retain other highly skilled employees could harm our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel where we maintain offices or actively recruit is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region. We also engage a number of developers in Poland and the UK. If we cannot attract or retain sufficient skilled research and development employees, either in Israel or elsewhere, our business, prospects, and results of operations could be adversely affected. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli and U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. In addition, as a result of the intense competition for highly qualified personnel, the high-tech industry has also experienced, and may continue to experience, significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Further, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment, which may be impacted by volatility or lack of appreciation in the price of our ordinary shares due to volatile market conditions, stock fluctuations, or otherwise. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees, which could harm our business and future growth prospects.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents, and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and due to macroeconomic uncertainty, increases in inflation, and rising interest rates, we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all,

Part 6 - Risk Factors    107

FY2024 20-F

we may not be able to, among other things:

•	develop new features, integrations, capabilities, and enhancements;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; and

•	pursue acquisition or strategic investment opportunities.

Uncertain global economic conditions and inflation could materially adversely affect our business and results of operations.

We are currently operating in a period of economic uncertainty and cannot predict the timing, duration or impact of any economic downturn. To the extent unfavorable conditions in the national and global economy persist or worsen, or the economic recovery is slower than expected, our business could be harmed, as current and potential customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products, which they may consider discretionary. In particular, macroeconomic conditions have negatively affected small and medium-sized businesses, which may affect our current or potential customers’ finances and purchasing power. Additionally, the results of the 2024 U.S. presidential election and new administration could lead to changes in macroeconomic conditions and to the legal and regulatory environment in the United States and globally, including changes to international trade relations, economic and monetary policies or other legislation and regulations, any of which could have an adverse impact on the global economy and/or our business.

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

Part 6 - Risk Factors    108

FY2024 20-F

Risks Related to Our Market and Competitive Landscape

The market and software categories in which we participate are competitive and rapidly changing.

We are creating a new category of software, our products, that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets, all of which are highly competitive and rapidly evolving.

The markets in which we operate are extremely competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We may not be successful in creating, marketing, cross selling or upselling our new products. Moreover, we expect competition to increase in the future both from our existing competitors and from new market entrants, including established technology companies that have not previously entered the market. Our competitors include the following:

•	companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., Smartsheet Inc., Notion Labs, Inc., Atlassian Corporation PLC (Trello), ClickUp, and Freshworks Inc.

•	companies that primarily offer customer relationship management solutions. This includes companies such as SugarCRM, Zoho Corp, Pipedrive, and HubSpot.

•	companies that primarily offer software development tools. This includes companies such as Atlassian Corporation PLC (Jira).

•	companies that primarily offer enterprise service management tools. This includes Freshworks Inc. (Freshservice), and Atlassian Corporation PLC (Jira Service Management).

Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability, and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

•	our ability to introduce new and improve on existing, features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	our ability to continue to increase social and technological acceptance of our products;

•	continued growth in digitalization of the workplace;

•	our ability to maintain the value and reputation of monday.com as a solution; and

Part 6 - Risk Factors    109

FY2024 20-F

•	the scale, growth, and engagement of our community relative to those of our competitors.

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

Conditions in our market could also change rapidly and significantly due to technological advancements (including AI, gen AI and ML), partnering by our competitors, or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

Our ability to introduce new products, features, integrations, capabilities, and enhancements is dependent on adequate research and development resources.

To remain competitive, we must continue to develop new product offerings, applications, features and enhancements to our existing platform. In addition, our ability to attract new customers and retain and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. To achieve this, we must maintain adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market. If we are unable to develop new products, features, integrations, capabilities,

Part 6 - Risk Factors    110

FY2024 20-F

and enhancements internally due to certain constraints, such as employee turnover, a lack of management ability, or a lack of other research and development resources, our business may be harmed. Moreover, research and development projects can be technically challenging and expensive. For instance, as new technologies such as AI and ML become more prominent and important, we may be required to commit significant resources to developing new products, capabilities, and features while customer adoption of our products, capabilities, or features may lag our investments. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment, and we may be required to commit significant resources to developing new products, software and services before knowing whether such investment will result in products or services that the market will accept. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or competitive improvement of products, features, integrations, capabilities, and enhancements, it could harm our business, results of operations, and financial condition. In addition, our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors may harm our business, results of operations and financial condition.

Risks related to third parties

If we are unable to ensure that our products interoperate with a variety of software applications that are developed by third parties, including our partners, our platform may become less competitive, and our results of operations may be harmed.

Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we developed our products to be able to easily integrate with third-party applications, including the software applications of providers that compete with us as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these user integrations. We are typically subject to standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

•	discontinues or limits our access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers;

Part 6 - Risk Factors    111

FY2024 20-F

•	changes how information is accessed by us or our users;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.

We believe a significant component of our value proposition to users and organizations is the ability to improve and interface with these third-party applications through APIs on our products. Third-party services and products are constantly evolving, and we may not be able to modify our products to assure their compatibility with other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our products with their products or services or exert strong business influence on the terms on which we operate our products. For example, we currently directly compete with several large technology companies whose applications interface with our products, including Google and Microsoft. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our products or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our products with these products could decrease and our business, results of operations and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our products could decrease and our business, results of operations, and financial condition could be harmed.

We also depend on our ecosystem of developers to create applications that will integrate with our products. Our reliance on this ecosystem of developers creates certain business risks relating to the quality and security of the applications built using our APIs, service interruptions of our products from these applications, lack of service support for these applications, possession of intellectual property rights associated with these applications, and privacy concerns around the transfer of data to these applications. We may not have the ability to control or prevent these risks. As a result, issues relating to these applications could adversely affect our business and reputation.

In addition, our products interoperate with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our products with such third-party servers, mobile devices, and software applications, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services could adversely affect adoption and usage of our products. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our products operate effectively with a range of operating systems, networks, devices,

Part 6 - Risk Factors    112

FY2024 20-F

browsers, protocols, and standards. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our products with other systems and services they use. Further, if we are unable to effectively anticipate and manage these risks, or if it is difficult for users and organizations to access and use our products, our business, results of operations, and financial condition may be harmed.

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

We cannot assure you that the third-party application stores through which we distribute our mobile application will maintain their current structures or that such application stores will not charge us fees to list our application for download. We also depend on these third-party application stores to enable us and our users to timely update our mobile application to incorporate new features, integrations, capabilities, and enhancements. In addition, certain of these companies are now, and others may in the future become, competitors of ours and could stop allowing or supporting access to our products through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our products less desirable or harder to access, in each case for competitive reasons.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will depend on third-party relationships, including relationships with our application developers, integrated services, and other partners. The success of our products depends, in part, on our ability to integrate third-party applications and integrations into our third-party ecosystem. External developers may change the features of their offering of applications or alter the terms governing the use of their offerings in a manner that is adverse to us. If third-party applications change such that we do not or cannot maintain the compatibility of our products with these applications or if we fail to provide desirable third-party applications, demand for our products could decline. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our products with their offerings. In addition, external developers may refuse to partner with us or limit or restrict our access to their offerings. Such changes could functionally limit or terminate our ability to use these third-party offerings with our products, which could negatively impact our offerings and harm our business. If we fail to integrate our products with new third-party offerings that our customers need or adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our customers expect, which could negatively impact our offerings and, as a result, harm our business.

Part 6 - Risk Factors    113

FY2024 20-F

We rely on traditional web search engines to direct traffic to our website through search engines and networking sites.

Our success depends, in part, on our ability to attract customers through paid and unpaid internet search results on web search engines, such as Google, and advertisements on social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential customers to our products. Search engines revise their algorithms, methodologies, or design layouts from time to time in an attempt to optimize their search results. If search engines modify their algorithms or design layouts, our website may appear less prominently or not at all in search results, which could result in reduced traffic to our website. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.

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

Part 6 - Risk Factors    114

FY2024 20-F

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

Part 6 - Risk Factors    115

FY2024 20-F

Risks related to privacy, data, and cybersecurity

A security incident may allow unauthorized access to our or our third-party vendors’ systems, networks, or data or the data of users and organizations on our platform.

We rely on computer and information systems, hardware, software, technology infrastructure, and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems“). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems, including, but not limited to, cloud computing services. The secure collection, storage, transmittal, and processing of sensitive and proprietary information, including business strategies, financial and operational data, personal information, and other related data, as well as the confidential data and personal information of users and organizations on our platform (collectively, “Confidential Information“), by employees, service providers, customers, and users on our platform is essential to their use of our products and to our business. We face numerous, increasing, and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information. In addition to threats from hackers, malicious code (such as malware, viruses, worms, and ransomware), malfeasance by insiders, bugs and other software vulnerabilities, software and hardware misconfigurations or other human or technological error, employee theft or misuse, password spraying, social engineering/phishing, credential stuffing, and denial-of-service attacks, we may also face threats from sophisticated organized crime, supply chain attacks, nation-state and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions). Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information.

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

Part 6 - Risk Factors    116

FY2024 20-F

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

Security breaches impacting our products or integrations on our products could result in a risk of loss, unavailability, or unauthorized disclosure of Confidential Information, unauthorized access to or disruption of our IT Systems, or involve disruptive attacks, such as those involving ransomware, which may interrupt or disable our operations and ability to serve customers or result in unauthorized access or acquisition of Confidential Information. These types of events, in turn, could lead to legal action or litigation, including class action lawsuits, governmental audits, investigations and enforcements, and other possible liability (including regulatory fines and penalties) and costs (including increased remediation expenditures), thereby damaging our reputation and relationships with existing customers. This could have a negative impact on our reputation and our ability to attract new customers and to grow or maintain our retention rates, as well as cause significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition.

In the normal course of business, we are and have been, the target of malicious cyberattack attempts and have experienced other security incidents, and there can be no assurance that future cyberattacks will not be material or significant. Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Furthermore, any such breach, including a breach of the systems or networks of our third-party providers, could compromise our IT Systems, creating system outages, disruptions, or slowdowns and exploiting security vulnerabilities of our networks. In addition, our Confidential Information stored on our network, or the networks of our third-party providers could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm. In addition, a breach of the security measures of one of our third-party providers could result in the destruction, modification, or exfiltration of Confidential Information, the disclosure of which may provide additional avenues of attack. These breaches, or any perceived breach, of our IT Systems or the systems or

Part 6 - Risk Factors    117

FY2024 20-F

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

The security measures we have implemented or integrated into our platform and our internal systems and networks (including measures to audit third-party and custom applications) may not function as expected or may not be sufficient to protect our platform and our internal systems and networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target often referred to as “zero-day vulnerabilities.“ Threat actors are becoming increasingly sophisticated, for example, in using tools and techniques, including AI, designed to circumvent controls, avoid detection, and obfuscate forensic evidence, which may render us unable to timely or effectively detect, investigate, contain or remediate our systems in response to future attacks or incidents in a timely or effective manner. As a result, it may not be possible for us to anticipate these techniques or implement adequate measures to prevent an electronic intrusion into our systems and networks, and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in our IT Systems.

We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be available or adequate for all liabilities that might actually be incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

In addition, defending a suit based on any data loss or system disruption, regardless of its merit, could be costly and divert management’s attention.

Part 6 - Risk Factors    118

FY2024 20-F

We are subject to stringent and changing laws, regulations, industry standards, policies, and contractual obligations related to privacy, data protection, and data security.

We receive, generate, collect, store, process, transfer, and use Confidential Information relating to users of our services, our customers, employees, contractors, prospects, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection, and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly, including due to the proliferation of AI, and is likely to remain uncertain and complex for the foreseeable future. Many of these laws are relatively new and rapidly changing, and the interpretation and application of these laws are uncertain. Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

For example, in the EEA we are subject to the General Data Protection Regulation 2016/679 (“EU GDPR“), and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together the “UK GDPR“ and the EU GDPR and UK GDPR hereinafter referred to as the “GDPR“), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable natural individual (“personal data“). The EU GDPR and national implementing legislation in EEA member states, and the UK GDPR, impose a strict data protection and compliance regime, including providing detailed disclosures about how personal data is collected and processed, requiring that service providers or processors (as defined in the GDPR) only process personal data on the written instruction of controllers (as defined in the GDPR, e.g. their customers), requiring service providers to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches resulting in risks to the rights and freedoms of

Part 6 - Risk Factors    119

FY2024 20-F

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

We are also subject to evolving EU, UK and U.S. privacy laws on cookies, tracking technologies, and e-marketing. European regulators, but also U.S. federal and state regulators (such as in California, Virginia, Connecticut and Colorado, or the Federal Trade Commission, or the “FTC“, at the federal level), are also increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. In the EU and UK (under national law derived from the e-Privacy Directive), informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing, unless certain limited exceptions or alternatives apply. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increased enforcement by regulators of the strict approach in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing and product optimization activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially analyze the behavior of users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our ability to understand users and cater to their preferences.

Additionally, the U.S. federal and various state governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal data of individuals. The U.S. FTC and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of personal information, and to the security measures applied to such data. Further, we are also subject to a patchwork of legislation and regulation from over a dozen states that impose heightened transparency obligations about personal information collection, use, and sharing practices, adds restrictions on the “sale“ or transfer of personal information to third

Part 6 - Risk Factors    120

FY2024 20-F

parties for purposes such as advertising or analytics, creates new data privacy rights for consumers including the ability to limit the use of personal information for advertising, and carries significant enforcement penalties for non-compliance, including monetary and injunctive relief. This patchwork may also give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. More generally, some observers have noted these regulations could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

We may also be subject to the Health Insurance Portability and Accountability Act (“HIPAA“), as supplemented by the Health Information Technology for Economic and Clinical Health Act, which establishes federal privacy and security standards for the protection of individually identifiable health information and carries significant enforcement penalties for non-compliance. Failure to comply with HIPAA can result in an injunction, regulatory action, civil monetary penalties or, in certain circumstances, criminal penalties with fines and/or imprisonment. Certain HIPAA standards may apply to “business associates,“ which are persons or entities that perform certain services for, or on behalf of, an entity covered by HIPAA that involves creating, receiving, maintaining, or transmitting protected health information. We may function as a HIPAA business associate for certain of our customers and therefore must comply with applicable administrative, technical, and physical safeguards as required by HIPAA, including data security obligations. HIPAA-covered entities and service providers to whom we serve as a business associate require us to enter into HIPAA-compliant business associate agreements with them. If we are unable to comply with our obligations as a HIPAA business associate, we could face contractual liability under the applicable business associate agreement.

In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (“PPL“), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations“), which came into effect in Israel in May 2018 and impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, material changes to the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager), and other technical and organizational security measures.

Furthermore, material amendments to the PPL have been approved by the Israeli Parliament in August 2024 and will come into effect on August 14, 2025 (“Amendment 13“). Among other things, Amendment 13 expands the

Part 6 - Risk Factors    121

FY2024 20-F

authority of the Privacy Protection Authority’s to investigate and impose monetary sanctions, which are significantly increased compared to those currently available under the PPL and its regulations. In addition, Amendment 13 introduces additional obligations that will apply to parties that process personal data and therefore may require us to modify our data practices and policies and incur substantial costs and expenses in order to adjust our privacy and data protection practices pertaining to the personal data of data subjects in Israel, including adjustments to certain organizational procedures, policies and contractual engagements with some of our Israeli customers and service providers. Moreover, in January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations“) would enter effect also with respect to personal data pertaining to Israeli individuals. To the extent the EU Regulations would apply to the Company, the Company may need to adjust its practices, especially those related to data subjects’ rights.

Failure to comply with the PPL, its regulations, and guidelines issued by the Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs. Upon Amendment 13 entering effect in August 2025, the sanctions that can be imposed in case of failure to comply with the requirements of the PPL and its regulations (including the Security Regulations and the EU Regulations) shall be significantly increased, and, in certain cases, may reach significant amounts of millions of NIS.

Finally, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to customers, users, or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may materially and adversely affect our business and compel us to change our business practices, limit our ability to develop new products and features, result in governmental or regulatory investigations, orders to cease/change our processing of data or enforcement actions, assessment notices (for a compulsory audit), litigation (including class action type litigation where individuals have suffered harm), fines or penalties, claims or public statements against us by privacy and consumer advocacy groups or others and could result in significant liability as well as associated costs and diversion of internal resources, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Preparing for and complying with changing

Part 6 - Risk Factors    122

FY2024 20-F

requirements and navigating the overlap or inconsistencies in regulatory approaches may necessitate changes in our operational approach or service deployment in each jurisdiction which will likely impact our efficiency, ability to scale, and/or market uptake, and may cause us to incur substantial costs. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our services. Additionally, if third parties we work with violate applicable laws, regulations, or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements, and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

Certain laws and regulations related to data privacy, data protection, and data security, including Canada’s Personal Information Protection and Electronic Documents Act and the GDPR, restrict our customers’ ability to process and store certain personal and business information outside specific jurisdictions. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, the GDPR presumptively prohibits cross-border data transfers absent an adequacy decision or other mechanism that provides appropriate assurances as to the treatment and protection of such data. We rely on a variety of transfer mechanisms, including the European Commission Decision 2011/61/ EU regarding the adequacy of Israel in relation to its protection of personal data transferred from the EU, the European Commission-approved Standard Contractual Clauses (“SCCs“) and the UK’s corresponding adequacy decision for Israel and the UK International Data Transfer Addendum/ Agreement (“IDTA“), to enable us to provide our services around the globe at scale.

On January 15, 2024, the EU Commission published its report on the first review of the functioning of adequacy decisions pursuant to article 25 (6) of Directive 96/46/EC. In this report, the EU Commission determined that 11 countries or territories ensure an adequate level of protection for personal data transfer from the EU. In particular, the EU Commission concluded that Israel continues

Part 6 - Risk Factors    123

FY2024 20-F

to provide an adequate level of protection of personal data transferred from the EU. Likewise, the UK Information Commissioner’s Office has concluded that Israel (along with the EEA and a number of other countries and territories) offers an adequate level of protection of personal data transferred from the UK.

We previously relied on the self-certification under EU-US and Swiss-US Privacy Shield Frameworks as a lawful mechanism for the transfer of EU, UK, and Swiss personal data to the U.S.; however, this was invalidated by the Court of Justice of the European Union (“CJEU“) in July 2020, and we have taken steps to migrate customers and vendors onto the SCCs/UK IDTA. The decision by the CJEU has created complexity and uncertainty regarding such data transfers from the EEA and the UK to the U.S. and other countries not deemed adequate by the European Commission/UK Government. While the CJEU upheld the use of the Standard Contractual Clauses, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place. Revised standard contractual clauses for data transfers from the EEA have been published by the European Commission, and the UK Information Commissioner’s Office has also published the UK IDTA (defined above), a new data transfer documentation for transfers from the UK under the UK GDPR. In addition, on October 7, 2022, President Biden signed an executive order titled “Enhancing Safeguards for United States Intelligence Activities,“ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU. This formed the basis of the EU-US Data Privacy Framework (“EU-US DPF“), and the European Commission adopted its EU GDPR adequacy decision in relation to U.S. entities self-certified under the DPF on July 10, 2023. On October 12, 2023, the UK extension to the DPF came into effect as a UK GDPR data transfer mechanism for DPF self-certified entities and on August 14, 2024, the Swiss-US Data Privacy Framework was recognized by the Swiss Federal Council as providing adequate protection for the transfer of personal data to certified U.S. companies. As of October 2023, monday.com Inc. participates in the EU-US DPF, and the UK Extension thereto, and the Swiss-US DPF, and primarily relies on such certification for accepted transfers of data from the EEA, UK and Switzerland to the U.S. (as applicable).

These constantly evolving developments create uncertainty and increase the risk around our international operations. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and, in particular, we expect the DPF and its corresponding adequacy decisions to be challenged. As the enforcement landscape further develops and supervisory authorities issue further guidance on personal information export mechanisms, including circumstances where

Part 6 - Risk Factors    124

FY2024 20-F

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

Other jurisdictions are also passing more stringent privacy, data protection, and data security laws. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD“), and on June 5, 2020, Japan passed amendments to its Act on the Protection of Personal Information (“APPI“), which came into effect on April 1, 2022. Both laws broadly regulate the processing of personal information in a manner comparable to the GDPR, and violators of the LGPD and APPI face substantial penalties. We continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

We rely on a globally distributed infrastructure in order to be able to provide our services efficiently, and consequently may not be able to meet the needs of customers who are located in certain locations, or who are otherwise subject to such localization requirements, which may reduce the demand for our services. This could reduce our revenue and the general demand for our services. Additionally, such laws and regulations are often inconsistent and may be subject to amendment or reinterpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. Given that requirements may be inconsistent and evolving, how we choose to respond to these requirements globally may not meet the expectations of our customers, which could thereby reduce the demand for our services. Finally, some customers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make, or that would result in additional development costs. This could lead to the loss of current or prospective customers or other business relationships. If we are no longer able to rely on a particular data transfer mechanism or are otherwise unable to transfer personal information across borders, we may not be able to operate in certain jurisdictions, which may reduce the demand for our services and limit our opportunities for international growth. Beyond impacting the demand for our services, our failure to comply with these laws or regulations could expose us to significant fines and penalties imposed by regulators, as well as legal claims by our customers or other stakeholders.

Part 6 - Risk Factors    125

FY2024 20-F

New legislation in the EEA regulating AI, online content and the digital economy may impose additional regulatory obligations on us, which may subject us to liability if we are not compliant with these laws and may affect the results of our operations as we are required to adjust our business practices.

The regulatory framework around the development and use of ML, AI and automated decision-making is evolving. In Europe, on August 1, 2024, the EU Artificial Intelligence Act (the “EU AI Act“) entered into force, and established a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements will apply from August 2, 2026. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and fines for a breach of up to 7% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the EU (the “Liability Directives“), in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. Once fully applicable, the EU AI Act and the Liability Directives, together with developing guidance and/or decisions in this area are expected to have a material impact on the way AI is regulated in the EU, affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

In November 2022, the Digital Services Act (the “DSA“) came into force in the European Union with the majority of the substantive provisions effective in February 2024. The DSA governs, among other things, enhanced transparency measures and implementation of notice and action mechanisms. The DSA may increase our compliance costs and require changes to our user interfaces, processes, operations, and business practices, which may adversely affect our ability to attract, retain and provide our services to customers and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider.

In the U.S., an executive order was issued by President Biden in October 2023 on the Safe, Secure and Trustworthy Development and Use of AI (the "Biden Executive Order"), emphasizing the need for transparency, accountability and fairness in the development and use of AI. However, the Trump administration has rescinded the Biden Executive Order and issued a new executive order that, among other things, requires certain agencies to develop and submit to the president action plans to "sustain and enhance America's global AI dominance," and to specifically review and, if possible, rescind rulemaking taken pursuant to the rescinded Biden Executive Order. Thus, the Trump

Part 6 - Risk Factors    126

FY2024 20-F

administration may continue to rescind other existing federal orders and/ or administrative policies relating to AI Technologies, or may implement new executive orders and/or other rule making relating to AI Technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Legislation has also been promulgated at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision making. California also enacted seventeen new laws in 2024 that further regulate use of AI Technologies and provide consumers with additional protections around companies' use of AI Technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado's Artificial Intelligence Act, which will require developers and deployers of "high-risk" AI systems to implement certain safeguards against algorithmic discrimination, and Utah's Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI Technologies in the future.

Risks related to taxation

Changes in tax laws or regulations we are subject to in the various tax jurisdictions may have an adverse effect on us or our customers and could increase the costs of our platform and harm our business.

New income, sales, use or other tax laws, regulations or ordinances could be enacted, or new interpretations of existing tax laws, regulations or ordinances could be adopted at any time. Those changes could adversely affect our domestic and international business operations, results of operations and financial condition. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest on past amounts deemed to be due. If we are required to collect such additional tax amounts from our customers and are unsuccessful in collecting such taxes due from our customers, we could be held liable for such costs, thereby adversely affecting our results of operations, and harming our business. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase subscriptions to our platform in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.

In addition, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The tax authorities in these jurisdictions could review our tax returns and

Part 6 - Risk Factors    127

FY2024 20-F

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

The application of indirect taxes (such as sales and use tax, VAT, GST, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on the sales of goods and services based on an “economic nexus,“ regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. It is possible that we could face sales tax, VAT or GST audits and that our liability for these taxes could exceed our estimates as the relevant tax authorities could still assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those tax authorities. Further, one or more U.S. states or non-U.S. authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, discourage organizations from purchasing subscriptions to our platform, or otherwise harm our business, results of operations and financial condition. We continue to analyze our exposure for such taxes and liabilities including the need to provide for loss contingencies resulting from these potential taxes and liabilities. There has been, and will continue to be, legislation that could require us to incur substantial costs, including costs associated with legal advice, tax calculation, collection, remittance, and audit requirements, associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Part 6 - Risk Factors    128

FY2024 20-F

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, in the U.S., the Trump administration has indicated the intent to propose significant changes to the U.S. tax system.

Moreover, in 2015, the Organization for Economic Co-operation and Development (“OECD“) released various reports under its Base Erosion and Profit Shifting (“BEPS“) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI“) which currently has been signed by over 100 jurisdictions, including Israel, who deposited its instrument of ratification to implement the MLI on September 13, 2018.

The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit“ (“LOB“) rule and a “principal purposes test“ (“PPT“) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD has been working on proposals, commonly referred to as “BEPS 2.0,“ which would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. The rules for a global minimum tax have been implemented in a number of jurisdictions with effect from 2024. There have been and are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS or BEPS 2.0. While certain BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or our financial statements, up to their final enactment in national and international

Part 6 - Risk Factors    129

FY2024 20-F

legislation. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts.

In addition, many aspects of the Trump administration's proposed changes to the U.S. tax system are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. The Trump administration has indicated that the U.S. may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. Any significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income“ (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of company’s goodwill and other unrecorded intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we were not a PFIC for the year ending December 31, 2024, and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may

Part 6 - Risk Factors    130

FY2024 20-F

take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2024, or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations“) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation — U.S. Federal Income Tax Considerations.“

If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder“ with respect to each controlled foreign corporation (“CFC“) in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,“ “global intangible low-taxed income“ and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Part 6 - Risk Factors    131

FY2024 20-F

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

While software and other of our proprietary works may be protected under copyright law, we generally have not registered any copyrights in these works. We primarily rely on protecting our software as a trade secret in addition to copyright. In order to bring a copyright infringement lawsuit in the U.S., the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited if an infringement of our copyright in the software were to occur in the U.S.

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

Part 6 - Risk Factors    132

FY2024 20-F

use our technology to develop applications with the same functionality as our solutions. Any unauthorized disclosure or use of our trade secrets or other confidential proprietary information could make it more expensive to do business, thereby harming our operating results.

Circumstances outside our control could also pose a threat to our intellectual property rights. For example, the laws of some countries do not protect intellectual property to the same extent as the laws of the U.S., and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Further, our competition, foreign governments, foreign government-backed actors, criminals or other third parties may gain unauthorized access to our confidential information and technology.

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

Part 6 - Risk Factors    133

FY2024 20-F

Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award or a claim that results in an injunction.

There is considerable intellectual property development and enforcement activity in our industry. We expect that software developers in our industry will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industries overlap. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. There is a risk that our operations, platforms, and services may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. Other companies may claim in the future that we infringe upon or otherwise violate their intellectual property rights. A claim may also be made relating to technology or intellectual property that we acquire or license from third parties in the future. Additionally, as we expand our use of AI, there is uncertainty regarding intellectual property ownership and license rights of AI algorithms and content generated by AI, and we may become subject to similar claims of infringement. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

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

Part 6 - Risk Factors    134

FY2024 20-F

source code or software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with less development effort and time.

From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platform or products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or breach of open source licenses. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition, or require us to devote additional research and development resources to change our platform and products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license or inappropriately use open source software, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings or certain products, features, integrations or capabilities thereof if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations. Some open source software may include AI capabilities or other software that incorporates or relies on AI, or may have been created, in whole or in part, by AI. The use of such software may expose us to risks including intellectual property ownership and license rights.

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

Part 6 - Risk Factors    135

FY2024 20-F

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

In addition, we cannot ensure that any of the patent applications will be approved or that the claims allowed on any issued patents will be sufficiently broad to protect our technology or platform and provide us with competitive advantages. Furthermore, any issued patents may be challenged, invalidated, or circumvented by third parties. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S., and we therefore may be unable to obtain the same degree of protection for our proprietary technology in foreign jurisdictions.

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

Part 6 - Risk Factors    136

FY2024 20-F

Risks relating to our operations as a public company and our ordinary shares

One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.

Roy Mann, one of our Co-Founders and Co-Chief Executive Officers and a member of our board of directors, holds one founder share. Pursuant to our amended and restated articles of association, such founder share provides Mr. Mann with certain veto rights over the approval of any (i) merger, consolidation, acquisition, amalgamation, business combination, issuance of equity securities or debt securities convertible into equity securities or other similar transactions we may enter into or consummate, in each case that would reasonably be expected to result in any person becoming, as a result of such transactions, a beneficial owner of 25% or more of our ordinary shares issued and outstanding immediately following the consummation of such transaction, or in the increase in the beneficial ownership of our ordinary shares of any person who immediately prior to the consummation of such transaction holds 25% or more of the then issued and outstanding ordinary shares, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of our assets to any person and (iii) change to our strategy, policies and/or business plan in connection with our Digital Lift Initiative, including any change in our short-term and long-term funding plan for the monday.com Foundation.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii)  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who

Part 6 - Risk Factors    137

FY2024 20-F

profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers must file their annual reports on Form 10-K sooner. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a “foreign private issuer“ that follows certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption“ with respect to Nasdaq rules for shareholder meeting quorums. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2025. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy rules, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. If this were to occur, we would incur significant additional legal, accounting, and other expenses.

Part 6 - Risk Factors    138

FY2024 20-F

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

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	the Israeli Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•	the Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

•	an amendment to our amended and restated articles of association generally, in addition to the approval of our board of directors, requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on our board of directors requires, in addition to the approval of our board of directors, a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;

•	our amended and restated articles of association restrict us, subject to certain exceptions, from engaging in certain business combination transactions with any shareholder who holds 20% or more of our voting power. The transactions subject to such restrictions include mergers, consolidations, and dispositions of our assets with a market value of 10% or more of our assets or outstanding shares. Subject to certain exceptions, such restrictions will apply for a period of three years following (i) the closing of the offering for any of our shareholders holding 20% or more of our voting power immediately prior to the offering and (ii) each time a shareholder became the holder of 20% or more of our voting power;

Part 6 - Risk Factors    139

FY2024 20-F

•	our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders;

•	our amended and restated articles of association provide that director vacancies may be filled by our board of directors; and

•	Roy Mann, one of our Co-Founders and Co-Executive Officers and a member of our board of directors, holds one founder share, which provides Mr. Mann with certain veto rights over the approval of certain corporate transactions. See “Risks Relating to Our Operations as a Public Company and our Ordinary Shares— One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.“

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders who are not eligible for exemption or relief from Israeli capital gains tax (neither under the Israeli Tax Ordinance nor under an applicable tax treaty. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to a certain share swap transaction, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

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

Part 6 - Risk Factors    140

FY2024 20-F

Risks relating to our incorporation and location in Israel

Conditions in Israel, including due to the ongoing war between Israel and Hamas and other conflicts in the region, could materially and adversely affect our business.

Many of our officers and employees, including our Co-CEOs and other members of management, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

Following the October 7, 2023 attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and Syria and other terrorist organizations. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others may cause damage to our facilities, as well as infrastructure, utilities, and telecommunication networks, and potentially disrupt our operations. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

Some of our employees have been called up for reserve duty, and additional employees may be called up as reservists in future. As of the date of this report, our operations have not been disrupted, however our operations may be disrupted by such call-ups should they increase in scope.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies. There is also a movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel. If these efforts become widespread they could negatively impact business operations.

Before the October 2023 war, the Israeli government pursued judicial reforms and has recently renewed these efforts. If implemented, such changes could lead to political instability, civil unrest, or a negative impact on Israel’s business environment, potentially affecting our operations.

Part 6 - Risk Factors    141

FY2024 20-F

It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this annual report, or to assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.

Not all of our directors or officers are residents of the U.S., and most of their and our assets are located outside the U.S. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the U.S. against us, or our non-U.S. directors and officers may be difficult to obtain within the U.S. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Israeli Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Israeli Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval

Part 6 - Risk Factors    142

FY2024 20-F

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (“Patent Law“), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,“ which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee“), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions“ can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Patent Law. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that, as of December 31, 2024 and 2023, we have been eligible for certain tax benefits provided to a “Preferred Technological Enterprise“, under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, including, inter alia, a reduced corporate tax rate on Israeli preferred technology taxable income, as defined in the Investment Law and its regulations. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise,“ we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as

Part 6 - Risk Factors    143

FY2024 20-F

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

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii)  any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules, and regulations. This exclusive forum provision may limit a shareholders’ ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

Risks related to our Digital Lift Initiative and the monday.com Foundation

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

In order to facilitate the activities of the Digital Lift Initiative, we established the monday.com Foundation. As of the date of this annual report, we have issued 68,000 ordinary shares to the monday.com Foundation. We intend to

Part 6 - Risk Factors    144

FY2024 20-F

issue additional ordinary shares to the monday.com Foundation, up to 10% of our issued share capital, in order to continue to fund its charitable initiatives to promote the Digital Lift Initiative. Additional grants will largely depend on the funding requirements and performance of the monday.com Foundation on an ongoing basis. However, we have determined that we will limit any equity contribution to the monday.com Foundation to no more than 1% of our outstanding ordinary shares on an annual basis, measured as of the end of each fiscal year, with any unissued amount up to a maximum of 1% in the aggregate measured as of the end of the prior fiscal year carried over to subsequent fiscal years.

We designed the monday.com Foundation in such a way as to restrict our ability to control its affairs in order to minimize our risk of negative tax or accounting consequences. However, despite our best efforts to remain independent from the monday.com Foundation, our auditors or regulators could, nevertheless, determine that we exercise control over it. If we were deemed to exercise control over the monday.com Foundation, we could be required to consolidate its financial statements with our own, which could have a material impact on our operations. Additionally, we could experience other negative consequences as a result of such a determination of control over the monday.com Foundation, including heightened litigation risks, additional accounting complexities, higher insurance premiums and increased regulatory oversight, particularly from U.S. and international tax authorities.

We designed our Digital Lift Initiative with the intention of increasing our positive social impact, and not to maximize shareholder value or to further our business model. Our Digital Lift Initiative may not operate as intended over time or on a larger scale, and we may suffer unintended consequences as a result of perceived problems with the monday.com Foundation. For example:

•	Our commitment to charitable donations through the monday.com Foundation may not align our interests with those of our customers and shareholders and may create conflicts of interests. Moreover, our commitment to charitable donations may not resonate with new or existing customers and shareholders and may fail to attract new customers and shareholders to the Company.

•	The amount of equity contributed to the monday.com Foundation over time may be viewed as excessively dilutive to new and existing shareholders.

•	We have no control over how the monday.com Foundation will deploy the capital that we donate to it over time. As such, the monday.com Foundation may deploy funds in a way that fails to align with our corporate values and culture.

•	If the majority of the members of the monday.com Foundation’s board of directors do not remain independent from the Company or if in the future, we try to exert control over the monday.com Foundation, tax authorities

Part 6 - Risk Factors    145

FY2024 20-F

may view the monday.com Foundation as an extension of the Company and require us to treat the monday.com Foundation as a consolidated subsidiary of the Company for financial and tax reporting purposes, which could have a material adverse impact on our business and financial condition.

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

Part 6 - Risk Factors    146

FY2024 20-F

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

Part 6 - Risk Factors    147

FY2024 20-F

us, including that we and certain of our employees could be subject to civil or criminal penalties, government investigation, loss of export privileges or reputational harm. Further, obtaining the necessary authorizations, including any required licenses, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.

In addition, changes in our products, or future changes in export and import regulations, may prevent our users with international operations from using our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. In the future, additional U.S., EU, and UK trade and economic sanctions enacted due to geopolitics or otherwise, along with those imposed by other jurisdictions and any counter-sanctions enacted by the countries targeted by such sanctions, could restrict our ability to operate and to generate or collect revenue in certain other countries. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell subscriptions to our products to, existing or potential users with international operations. Any decreased use of our products or limitation on our ability to export or sell our products could adversely affect our business, results of operations and financial condition.

Geopolitical conflict, including as a result of the conflict between Russia and Ukraine, may adversely affect our business and results of operations.

We have operations or activities in countries and regions outside Israel and the U.S., including Europe. As a result, our global operations are affected by economic, political, and other conditions in the foreign countries in which we do business. Specifically, Russian actions with respect to Ukraine have resulted in the imposition of certain sanctions by U.S., EU, UK and other jurisdictions, creating substantial uncertainty about the future impact on global markets. We cannot predict the impact of Russian activities in Ukraine and any heightened military conflict, economic impact or geopolitical instability, including heightened operating risks in Russia and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, higher energy costs and higher supply chain costs. Any of the foregoing could have substantial impacts on regional and global economics and a material adverse effect on our business, financial condition, and results of operations.

Part 6 - Risk Factors    148

FY2024 20-F

Part 7 - Additional Information

About Us

monday.com was founded in 2012 under the name DaPulse Labs Ltd. and changed its name to monday.com Ltd. in December 2017. In June 2021, we listed our shares on the Nasdaq Global Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 514744887. Our principal executive offices are located at 6 Yitzchak Sadeh, Tel Aviv, Israel, and our telephone number is +972(55) 939-7720. Our website address is www.monday.com. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Our agent for service of process in the U.S. is monday.com, Inc., located at 225 Park Avenue South, New York, NY 10003.

Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.2 to this annual report and is incorporated by reference into this annual report.

Share Capital

Our authorized share capital consists of 99,999,999 ordinary shares, no par value per share, of which 50,773,337 ordinary shares are issued and outstanding as of December 31, 2024.

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

Part 7 - Additional Information    149

FY2024 20-F

request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) as a company listed on an exchange outside of Israel, one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association;

•	appointment, terms of service and/or termination of service of our auditors;

•	appointment of directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

Part 7 - Additional Information    150

FY2024 20-F

Compensation

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

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

Part 7 - Additional Information    151

FY2024 20-F

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

Compensation of directors and executive officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2024, was approximately $31.2 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued during the year ended December 31, 2023 and paid during the year ended December 31, 2024). This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2024, our directors and executive officers were granted options to purchase an aggregate of 32,116 ordinary shares, at a weighted average exercise price of $0 per share, and 124,773 RSUs per our 2021 Share Incentive Plan, or the 2021 Plan.

Part 7 - Additional Information    152

FY2024 20-F

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

The following describes the compensation of our five most highly compensated Covered Officers for, and with respect to, the year ended December 31, 2024. All amounts specified are in terms of cost to the Company as recorded in our financial statements, and presented below in U.S. dollar amounts in thousands. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.69, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2024:

Part 7 - Additional Information    153

FY2024 20-F

•	Roy Mann, our Co-Chief Executive Officer. Compensation costs recorded in 2024 of $285 in salary expenses and $60 in social benefits costs.

•	Eran Zinman, our Co-Chief Executive Officer. Compensation costs recorded in 2024 of $285 in salary expenses and $60 in social benefits costs.

•	Eliran Glazer, our Chief Financial Officer. Compensation costs recorded in 2024 of $322 in salary expenses and $67 in social benefits costs.

•	Yoni Osherov, our former Chief Revenue Officer. Compensation costs recorded in 2024 of $289 in salary expenses and $46 in social benefits costs.

•	Daniel Lereya, our Chief Product and Technology Officer. Compensation costs recorded in 2024 of $268 in salary expenses and $59 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Officers, and the benefit costs include the social benefits paid by us on behalf of the Covered Officers, including convalescence pay, vacation, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also recorded expenses in respect of cash bonuses to our Covered Officers upon compliance with predetermined performance parameters, as set by the compensation committee and the board of directors. The 2024 cash bonus expenses recorded for Roy Mann, Eran Zinman, Eliran Glazer, Yoni Osherov and Daniel Lereya as provided for in our financial statements for the year ended December 31, 2024, were $316, $316, $111, $98, and $92, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024 for options and RSUs granted to Roy Mann, Eran Zinman, Eliran Glazer, Yoni Osherov, and Daniel Lereya of $6,144, $6,144, $4,147, $3,387 and $2,669, respectively. The aforementioned equity-based compensation is subject to a time-based vesting schedule, hence the above expenses also reflect equity awards made in previous years that have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in this annual report. All equity-based compensation grants to our Covered Officers were made in accordance with the parameters of the Company’s compensation policy and were approved by the Company’s compensation committee and board of directors.

Part 7 - Additional Information    154

FY2024 20-F

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

In addition, in November 2024, we adopted the 2024 Foundation Share Incentive Plan, or the Foundation SIP.

The Foundation SIP

The Foundation SIP is designed to grant equity-based incentive awards to the Foundation’s service providers (as such term is defined under the Foundation SIP), encouraging them to enhance their efforts and contribute to the Foundation’s success as a public benefit company. The board, or a designated committee, will administer the Foundation SIP, with authority to interpret

Part 7 - Additional Information    155

FY2024 20-F

its terms, designate award recipients, and adjust award conditions. The Foundation SIP allows for a maximum of 15,000 ordinary shares to be issued, with the possibility of reissuing shares used for exercise price or tax obligations if approved by the board.

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

Our directors are divided among the three classes as follows:

•	the Class I directors are Roy Mann, Gili lohan and Ronen Faier, and their terms will expire at our annual general meeting of shareholders to be held in 2025;

•	the Class II directors are Eran Zinman, Aviad Eyal and Petra Jenner, and their terms will expire at our annual general meeting of shareholders to be held in 2026; and

Part 7 - Additional Information    156

FY2024 20-F

•	the Class III directors are Avishai Abrahami and Jeff Horing, and their term will expire at our annual general meeting of shareholders to be held in 2027.

Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director holds office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

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

Part 7 - Additional Information    157

FY2024 20-F

Board diversity matrix (As of December 31, 2024)
Country of principal executive offices:	Israel
Foreign Private Issuer	Yes
Disclosure prohibited under home country law	No
Total number of directors	8

Part I: gender identity
	Female	Male	Non-binary	Did not disclose gender
Directors	2	5	0	1
Part II: demographic background
Underrepresented individual in home country jurisdiction	0
LGBTQ+	0
Did not disclose demographic background	1

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

Part 7 - Additional Information    158

FY2024 20-F

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•	overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

Part 7 - Additional Information    159

FY2024 20-F

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•	identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

•	reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

Compensation committee role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	making recommendations to the board of directors with respect to the approval of the compensation policy for directors and officers and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of our executive officers; and

•	exempting, under certain circumstances, transactions with our Co-Chief Executive Officers from the approval of our shareholders.

Part 7 - Additional Information    160

FY2024 20-F

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

•	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•	reviewing and approving the granting of options and other incentive awards to our Co-Chief Executive Officers and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Co-Chief Executive Officers and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•	administering our equity-based compensation plans, including, without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

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

Part 7 - Additional Information    161

FY2024 20-F

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of directors and officers, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•	if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

Part 7 - Additional Information    162

FY2024 20-F

The compensation policy must also include, among other things, with regards to variable components:

•	with the exception of executive officers who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy, which became effective immediately prior to the closing of our IPO, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short-and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

Part 7 - Additional Information    163

FY2024 20-F

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

Part 7 - Additional Information    164

FY2024 20-F

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

Environmental, social, and governance committee

Our environmental, social, and governance committee consists of Roy Mann, Ronen Faier and Aviad Eyal, with Mr. Mann serving as chair. Our board of directors has adopted an environmental, social, and governance committee charter setting forth the responsibilities of the committee, which include:

•	recommending to our board of directors the Company’s overall environmental, social, and governance strategies, including, but not limited to, environmental, health and safety, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying, and other public policy matters relevant to the Company (collectively, “ESG Matters”);

•	overseeing the Company’s policies, practices, and performance with respect to ESG Matters;

•	overseeing the Company’s reporting standards in relation to ESG Matters;

•	reporting to the board of directors of the Company about current and emerging topics relating to ESG Matters that may affect the business, operations, performance, or public image of the Company or are otherwise pertinent to the Company and its stakeholders and, if appropriate, detailing actions taken in relation to the same;

•	assessing the performance of the members of our board;

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business; and

•	advising the board of directors of the Company on shareholder proposals and other significant stakeholder concerns relating to ESG Matters.

Part 7 - Additional Information    165

FY2024 20-F

Employees

As of December 31, 2024, we had 2,508 employees, representing a 35% growth since December 31, 2023. With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

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

Part 7 - Additional Information    166

FY2024 20-F

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

Purchases of equity securities by the issuer and affiliated purchasers

There were no purchases of our equity securities by the Company or any affiliated purchaser during the year ended December 31, 2024.

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

Part 7 - Additional Information    167

FY2024 20-F

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Insider trading policies

We have adopted an Insider Trading Compliance Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Compliance Policy is filed as Exhibit 11.1 to this Annual Report.

Cybersecurity

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical assets and information.

We design and assess our program based on the ISO 27001 and NIST frameworks, as a guide to help us identify, assess, mitigate and manage cybersecurity risks relevant to our business, impacted by industry trends and threats, regulatory updates, technological changes and strategic business direction.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key aspects of our cybersecurity risk management program include:

•	Conducting periodic risk assessments aimed at identifying significant cybersecurity risks to our critical assets, information, products, services, and the broader corporate environment;

•	Overseeing the following: (i) our cybersecurity risk assessment processes and procedures, (ii) the implementation and management of our security controls, and (iii) our prevention, detection and response strategies to cybersecurity incidents;

•	Engaging leading external service providers, when suitable, to evaluate, test, or support various aspects of our security posture and controls;

•	Implementing cybersecurity awareness training programs for our employees (based on their role), incident response teams, and senior management;

•	Developing a cybersecurity incident response plan outlining procedures for addressing cybersecurity incidents;

Part 7 - Additional Information    168

FY2024 20-F

•	Implementing a third-party cyber risk management process for assessing and managing risks associated with relevant vendors and suppliers; and

•	Generating proactive alerts based on data analysis from platform usage.

All guidelines are documented in our Risk Management Policy, which includes transparent procedures and escalation paths. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Part 6 - Risk Factors – Risks Related to Privacy, Data, and Cybersecurity.”

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to its audit committee oversight of cybersecurity and other information technology risks. Our audit committee oversees management’s implementation of our cybersecurity risk management program.

Our audit committee periodically receives reports from management on our cybersecurity risks. In addition, management updates our audit committee, as necessary, regarding cybersecurity project planning, headcount, and security risk-map status and significant cybersecurity incidents.

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

Our management team, led by our VP CISO with 25 years of relevant experience, is informed of and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Part 7 - Additional Information    169

FY2024 20-F

Exhibits

The following are filed as exhibits hereto:

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2022, filed on March 14, 2023 (File No. 333-256182))
2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Annual Report on form 20-F for the year ended December 31, 2023)
4.1	Form of Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain holders of its ordinary shares (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.3	2013 Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.4	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.5	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))

Exhibits    170

FY2024 20-F

4.6	2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.7	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.8	English summary of the headquarters Lease Agreement, dated as of January 15, 2020, by and between the Company and Rubenstein Buildings Ltd. (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F, as filed on March 14, 2024)
4.9*	2024 monday.com Foundation Share Incentive Plan (SIP)
8.1*	List of subsidiaries of the Registrant
11.1*	monday.com Ltd. Insider Trading Compliance Policy
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.3*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.3*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
15.1*	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network
97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F, as filed on March 14, 2024)

Exhibits    171

FY2024 20-F

101. INS	Inline XBRL Instance Document. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

monday.com Ltd.

/s/ Eliran Glazer

Eliran Glazer

Chief Financial Officer Date: March 17, 2025

Exhibits    172

MONDAY.COM LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF December 31, 2024

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of monday. com Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

F-2 174

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

Revenue Recognition— Refer to Note 2.n to the financial statements

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

F-3 175

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s subscription agreements with enterprise customers included the following, among others:

-	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over revenue recognition, including management’s controls over the revenue recognition analysis and the identification of distinct performance obligations.

-	We selected a sample of enterprise subscription agreements with customers and performed the following to evaluate the Company’s revenue recognition analysis:

•	Obtained and read the enterprise subscription agreement and independently assessed the terms of the contract to identify non-standard terms and conditions.

•	Performed an independent calculation of the revenue to be recognized for the period based on the agreement terms.

•	Evaluated the completeness and accuracy of the revenue recognition by comparing our independent calculation to that of management.

/s/Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 17, 2025

We have served as the Company’s auditor since 2012

F-4 176

MONDAY.COM AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of monday.com Ltd. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control— Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 17, 2025, expressed an unqualified opinion on those financial statements.

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

F-5 177

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

/s/Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 17, 2025

F-6 178

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share and per share data)

	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,411,602	$1,116,128
Marketable securities	50,004	–
Accounts receivable - net of allowance for credit losses of $296 and $318 as of December 31, 2024, and 2023, respectively	25,804	17,911
Prepaid expenses and other current assets	44,836	39,103
Total current assets	1,532,246	1,173,142
Property and equipment, net	41,576	37,418
Operating lease right-of-use assets	94,703	62,280
Other long-term assets	16,983	2,816
Total long-term assets	153,262	102,514
Total assets	$1,685,508	$1,275,656
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$35,611	$24,837
Accrued expenses and other current liabilities	171,040	106,691
Deferred revenue	339,951	266,284
Operating lease liabilities, current	29,013	18,201
Total current liabilities	575,615	416,013
Operating lease liabilities, non-current	77,023	42,946
Deferred revenue, non-current	2,639	3,189
Total liabilities	655,277	462,148
COMMITMENTS AND CONTINGENCIES (NOTE 10)
SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value – Authorized: 99,999,999 as of December 31, 2024, and 2023; Issued and Outstanding: 50,773,337 and 48,923,903 as of December 31, 2024, and 2023, respectively	–	–

Founders’ shares, no par value: Authorized: 1 share as of December 31, 2024, and 2023; Issued and Outstanding: 1 share as of December 31, 2024, and 2023	–	–
Additional paid-in capital	1,579,074	1,388,108
Accumulated other comprehensive income	3,189	9,804
Accumulated deficit	(552,032)	(584,404)
Total shareholders’ equity	1,030,231	813,508
Total liabilities, and shareholders’ equity	$1,685,508	$1,275,656

The accompanying notes are an integral part of the consolidated financial statements.

F-7 179

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except for share and per share data)

	Year ended December 31,
	2024	2023	2022

Revenue	$971,995	$729,695	$519,029
Cost of revenue	103,691	80,645	66,528
Gross profit	868,304	649,050	452,501

OPERATING EXPENSES
Research and development	213,709	156,500	127,047
Sales and marketing	533,539	438,402	392,068
General and administrative	142,090	92,733	85,401
Total operating expenses	889,338	687,635	604,516

Operating loss	(21,034)	(38,585)	(152,015)
Financial income, net	55,500	41,911	22,554
Income (loss) before income taxes	34,466	3,326	(129,461)
Taxes on income	(2,094)	(5,203)	(7,406)
Net income (loss)	$32,372	$(1,877)	$(136,867)
Net income (loss) per share attributable to ordinary shareholders’, basic	$0.65	$(0.04)	$(2.99)
Net income (loss) per share attributable to ordinary shareholders’, diluted	$0.62	$(0.04)	$(2.99)
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	49,908,423	48,366,378	45,804,714
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	52,420,826	48,366,378	45,804,714

The accompanying notes are an integral part of the consolidated financial statements.

F-8 180

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$32,372	$(1,877)	$(136,867)
Other comprehensive income (loss):

Change in unrealized gains (losses) on marketable securities:
Unrealized gains arising during the period, net of tax	207	–	–
Losses (gains) reclassified into earnings, net of tax	–	–	–

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period	(961)	4,273	(11,386)
Losses (gains) reclassified into earnings, net of tax	(5,861)	8,741	7,582
Net current-period other comprehensive income (loss)	(6,615)	13,014	(3,804)
Comprehensive income (loss)	$25,757	$11,137	$(140,671)

The accompanying notes are an integral part of the consolidated financial statements.

F-9 181

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except for share and per share data)

	Founders’ Shares	Ordinary Shares
	Number of Shares	Number of Shares	Additional Paid-in Capital	Accumulated Comprehensive Income (loss) (*)	Accumulated Deficit	Shareholders’ Equity

Balance as of January 1, 2022	1	44,924,039	$1,148,461	$594	$(445,660)	$703,395
Exercise of options	–	2,693,614	6,133	–	–	6,133
Issuance of ordinary shares upon vesting of restricted share units	–	81,976	–	–	–	–
Issuance of ordinary shares under employee share purchase plan	–	38,239	3,681	–	–	3,681
Share-based compensation	–	–	107,202	–	–	107,202
Other comprehensive income	–	–	–	(3,804)	–	(3,804)
Net loss	–	–	–	–	(136,867)	(136,867)
Balance as of December 31, 2022	1	47,737,868	$1,265,477	$(3,210)	$(582,527)	$679,740
Exercise of options	–	767,148	11,666	–	–	11,666
Issuance of ordinary shares upon vesting of restricted share units	–	338,034	–	–	–	–
Issuance of ordinary shares under employee share purchase plan	–	80,853	8,782	–	–	8,782
Share based compensation	–	–	102,183	–	–	102,183
Other comprehensive loss	–	–	–	13,014	–	13,014
Net loss	–	–	–	–	(1,877)	(1,877)
Balance as of December 31, 2023	1	48,923,903	1,388,108	9,804	(584,404)	813,508

F-10 182

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except for share and per share data)

	Founders’ Shares	Ordinary Shares
	Number of Shares	Number of Shares	Additional Paid-in Capital	Accumulated Comprehensive Income (loss) (*)	Accumulated Deficit	Shareholders’ Equity

Balance as of January 1, 2024	1	48,923,903	$1,388,108	$9,804	$(584,404)	$813,508
Exercise of options	–	1,220,551	29,421	–	–	29,421
Issuance of ordinary shares upon vesting of restricted share units	–	483,508	–	–	–	–
Issuance of ordinary shares under employee share purchase plan	–	77,375	13,284	–	–	13,284
Share-based compensation	–	–	130,353	–	–	130,353
Charitable share contribution to Foundation	–	68,000	17,908	–	–	17,908
Other comprehensive loss	–	–	–	(6,615)	–	(6,615)
Net income	–	–	–	–	32,372	32,372
Balance as of December 31, 2024	1	50,773,337	$1,579,074	$3,189	$(552,032)	$1,030,231

(*) As of December 31, 2024 and 2023, accumulated other comprehensive income (loss) is comprised of unrealized gains on derivatives of $2,982 and 9,804, respectively, and unrealized gains on marketable securities of $207 and $0, respectively.

(**) Represents the fair market value of 68,000 shares that the Company contributed to the monday.com Foundation during 2024. See also Note 12.

The accompanying notes are an integral part of the consolidated financial statements.

F-11 183

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$32,372	$(1,877)	$(136,867)

Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	11,858	9,023	8,567
Loss from sale of property and equipment	576	–	–
Share-based compensation	129,209	100,186	104,920
Charitable share contribution to Foundation	17,908	–	–
Amortization of discount and accretion of interest on marketable securities	(227)	–	–

Changes in operating assets and liabilities:
Accounts receivable, net	(7,893)	(4,685)	(4,717)
Prepaid expenses and other assets	16,280	11,840	6,490
Accounts payable	10,406	17,397	(16,072)
Accrued expenses and other liabilities	27,459	14,588	326
Deferred revenue	73,117	68,932	64,491
Net cash provided by operating activities	311,065	215,404	27,138

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(13,211)	(7,901)	(16,003)
Purchase of marketable securities	(49,570)	–	–
Investments in affiliated company	(6,000)	–	–
Capitalized software development costs	(2,024)	(2,558)	(2,998)
Net cash used in investing activities	(70,805)	(10,459)	(19,001)

F-12 184

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	43,341	21,243	12,181
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	11,873	4,046	(21,152)
Capital lease payments	–	–	(84)
Net cash provided by (used in) financing activities	55,214	25,289	(9,055)
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS	295,474	230,234	(918)
CASH, CASH EQUIVALENTS – Beginning of year	1,116,128	885,894	886,812
CASH, CASH EQUIVALENTS – End of year	$1,411,602	$1,116,128	$885,894

SUPPLEMENTAL DISCLOSURE:
Cash paid for taxes	$6,210	$7,560	$5,909
Cash paid for interest	$–	$25	$62

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash purchases of property and equipment	$368	$105	$205
Capitalized share-based compensation costs	$1,144	$1,997	$1,934
Right-of-use asset recognized with corresponding lease liability	$68,743	$93	$97,289

The accompanying notes are an integral part of the consolidated financial statements.

F-13 185

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

monday.com has nine wholly owned subsidiaries: monday.com Inc. (the “U.S. Subsidiary”), incorporated in the United States in 2016, monday.com UK 2020 LTD., incorporated under the laws of England in 2020, monday.com PTY., incorporated in Australia in 2020, monday.com LTDA., incorporated in Brazil in 2021, monday.com K.K., incorporated in Japan in 2021, monday.com Sp.z o.o., incorporated in Poland in 2022, monday.com PTE., incorporated in Singapore in 2022, monday.com SAS., incorporated in France in 2024, and monday.com GmbH., incorporated in Germany in 2024. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

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

F-14 186

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

C.	Foreign Currency Translation and Transactions

The Company’s management has determined that the United States dollar is the currency in the primary economic environment in which monday.com and its subsidiaries operate. Thus, the Company reports its consolidated results in United States dollars. Transactions and balances that are denominated in other currencies have been remeasured into United States dollars in accordance with principles set forth in Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters” (“ASC 830”).

At the end of each reporting period, financial assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-financial assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded as financial income, net in the consolidated statements of operations as appropriate.

D.	Cash and Cash Equivalents

The Company classifies all unrestricted highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents. Cash equivalents consist of bank deposits and money market funds.

E.	Investment in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC Topic 320, “Investments - Debt Securities” (“ASC 320”). Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its debt securities as available-for-sale (“AFS”) as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its marketable securities within current assets on the consolidated balance sheet.

Available-for-sale debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity.

F-15 187

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

Such amortization together with accretion of interest on securities is included in financial income, net. At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC Topic 326, “Financial Instrument- Credit losses” (“ASC 326”). Allowance for credit losses on AFS debt securities is recognized in the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity. No credit losses were recognized during the year ended December 31, 2024.

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

Expenses associated with credit losses for the years ended December 31, 2024, 2023 and 2022 were $2,525, $2,040 and $1,622, respectively. The Company wrote off bad debts in the amount of $2,547, $2,130 and $1,463 during 2024, 2023 and 2022, respectively.

G.	Investment in affiliated company

The Company accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interests or otherwise controls and the investment is either in common stock or in substance common stock using the equity method, in accordance with ASC Topic 323 “Investments – Equity Method and Joint Ventures” (“ASC 323”). The Company’s share of the investee’s profit and loss is recognized in the consolidated statements of operations.

Management’s judgment regarding the level of influence over its equity method investee includes considering key factors such as the Company’s ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

F-16 188

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company assesses its equity method investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the affiliated company, including current earnings trends, and other affiliated company-specific information such as financing rounds. During 2024, no impairment loss was recognized in the Company’s consolidated statement of operations.

The net carrying value of the investment in the affiliated company amounted to $6,000 as of December 31, 2024 and is presented as part of other-long term assets in the consolidated balance sheet. There were no investments in affiliated companies in 2023. Equity gains (losses) were immaterial in 2024.

H.	Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets (see Note 2j). Expenditures for maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposals is reflected in the consolidated statement of operations in the period of disposition.

I.	Internal Use Software Development Costs

The Company capitalizes certain internal use software development costs related to its cloud-based platform (amortized over 3 years) or to back-office operating systems (amortized over six years). The costs consist of personnel costs incurred during the application development stage. Capitalization begins when the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function.

Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Capitalized software development costs are included in property and equipment, net in the consolidated balance sheet (see Note 5) and are amortized over the estimated useful life of the software, on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expenses are included in cost of revenue in the consolidated statement of operations. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

F-17 189

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Depreciation, Amortization and Impairment of Long-Lived Assets:

Long-lived assets with definite lives consist of property and equipment. Long-lived assets are amortized over their estimated useful lives which are as follows:

Years
Computers, software, patents and electronic equipment	3-5
Office furniture and equipment	10-14
internal use software development costs	3-6
Leasehold improvements	Shorter of the remaining term of the underlying lease, or estimated useful life of the asset

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

K.	Leases

The Company accounts for its leases in accordance with ASC Topic 842, “Leases” (“ASC 842”). The Company determines if an arrangement is a lease at inception by determining if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances.

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

F-18 190

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

The lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations and are not included in the operating lease ROU assets and lease liabilities. Certain lease agreements include rental payments adjusted periodically for the consumer price index (“CPI”). The ROU assets and lease liabilities were calculated using the initial CPI and will not be subsequently adjusted.

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

Rent expenses for the years ended December 31, 2024, 2023 and 2022, were $27,038, $21,369, and $16,396, respectively. See also Note 9.

F-19 191

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

Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Therefore, the Company does not recognize a liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheet. Severance expenses for the years ended December 31, 2024, 2023 and 2022, amounted to $11,086, $8,435 and $7,289, respectively.

The Company’s U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The expenses recorded by the U.S. subsidiary for employer’s contributions were $2,493, $1,898 and $1,551 for the years ended December 31, 2024, 2023 and 2022, respectively.

M.	Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC Topic 450, “Contingencies” (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

N.	Revenue Recognition

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

F-20 192

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

In accordance with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services.

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

F-21 193

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

Contract liabilities consist of deferred revenues. The Company records contract liabilities when cash payments are received in advance of performance to deferred revenue or to customer advances in case of refund rights.

F-22 194

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognized $266,284, $198,099 and $134,438 of revenue during the years ended December 31, 2024, 2023 and 2022, respectively, that were included in the deferred revenue balance at the beginning of the respective year.

Remaining performance obligations

The Company has elected to apply the practical expedient in ASC 606 and does not disclose the value of unsatisfied performance obligations for unearned revenue since the original expected duration of the majority of the contracts is one year or less.

Contract costs

The Company accounts for costs to obtain revenue contracts in accordance with ASC Topic 340-40, “Other assets and deferred costs” (“ASC 340-40”). Sales commissions earned by external partners and by internal salespersons are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which is estimated to be three years, taking into consideration anticipated contract renewals. The Company determined the period of benefit by taking into consideration historical customer attrition rates, the useful life of the Company’s technology, and other factors.

Deferred contract costs amounted to $20,522 and $3,675 as of December 31, 2024 and 2023, respectively. Amounts expected to be recognized in excess of one year as of the balance sheet date are recorded as other long-term assets, in the consolidated balance sheets.

Deferred contract costs are periodically analyzed for impairment. There were no impairment losses recorded during the periods presented. Amortization is recorded within sales and marketing expense in the consolidated statements of operations. Amortization expenses related to deferred contract costs amounted to $6,382 in 2024, and $0 in each of 2023 and 2022.

The Company has elected to apply the practical expedient allowed by ASC 606 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less, and the initial commission rate is commensurate with the commission rate on subsequent renewals.

F-23 195

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

P.	Research and Development Costs

Research and development costs are expensed as incurred unless these costs qualify for capitalization as internal-use software development costs.

Research and development expenses consist primarily of personnel-related expenses, including share-based compensation and allocated overhead costs.

Q.	Sales and Marketing

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel including share-based compensation, online marketing expenses and other advertising costs, partners’ commissions and allocated overhead costs. Sales and marketing expenses are expensed as incurred. Advertising costs amounted to $218,415, $203,235 and $181,447, in the years ended December 31, 2024, 2023 and 2022, respectively.

R.	General and Administrative

General and administrative expenses primarily consist of personnel-related and share-based compensation expenses associated with the Company’s executives, as well as its finance, legal, human resources and other operational and administrative functions, professional fees for external legal, accounting, and other consulting services, directors and officer’s insurance expenses, donations, charitable contributions to the Monday.com Foundation and allocated overhead costs.

S.	Accounting for Share-Based Compensation

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

F-24 196

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

The Company granted performance-based awards to its Co-Chief Executive Officers (“Co-CEOs”) and several other members of its senior management. The number of performance-based awards earned and eligible to vest are generally determined after a one-year performance period, based on achievement of certain Company financial performance measures and the recipient’s continued service.

The Company recognizes share-based compensation expense for the performance-based awards using the fair value at the date of grant over the requisite service when it is probable that the performance conditions will be achieved.

The Company adjusts the number of units expected to vest based on estimates of performance against the pre-set objectives.

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

F-25 197

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Year ended December 31,
	2024	2023	2022

Risk-free interest rate	4.03%-4.77%	3.48%-4.49%	1.89%-4.3%
Expected dividend yield	0%	0%	0%
Expected term (in years)	5-7	5-7	5-7
Expected volatility	58%	57%-65%	49%-57%

ii.	ESPP:

The following table summarizes the Monte-Carlo model assumptions used at the grant dates:

	Year ended December 31,
	2024	2023	2022

Risk-free interest rate	4.34%-5.12%	4.92%-5.24%	0.46%-2.87%
Expected dividend yield	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Expected volatility	48%-50%	54%-80%	97%-98%

T.	Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2024 and 2023, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken.

F-26 198

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2024 and 2023, no liability for unrecognized tax benefits was recorded due to immateriality.

U.	Net Income (Loss) Per Share

The Company’s basic net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities.

The diluted net income (loss) per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury shares method or the if-converted method based on the nature of such securities.

In periods in which the Company had a net loss, diluted net loss per share was the same as basic net loss per share since the effects of potentially dilutive shares of ordinary shares were anti-dilutive.

The total weighted average number of shares related to the outstanding options and RSUs that were excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, were 135,191 shares, 4,294,853 shares and 4,617,018 shares for 2024, 2023 and 2022, respectively.

The Founder’s share is not a participating security and therefore excluded from the net income (loss) per share.

V.	Concentration of Credit Risks

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents (including money market funds and bank deposits up to three months), marketable securities and accounts receivable.

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

F-27 199

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s marketable securities consist of investments in U.S. government treasury bills. The Company’s investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets. For each of the years ended December 31, 2024, and 2023, there were no individual customers that accounted for 10% or more of the Company’s revenues. The Company’s accounts receivable are geographically diversified and derived primarily from sales in the United States, EMEA, and APAC. To manage its accounts receivable risk, the Company evaluates the credit worthiness of its customers and maintains allowances for potential credit losses.

The Company has not historically experienced any material credit losses related to individual customers or groups of customers in any specific area or industry.

W. Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision makers are its two Co-Chief Executive Officers (“Co-CEOs”), who review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

For information regarding the Company’s long-lived assets and revenue by geographic area, as well as a summary of significant expense categories, see Note 16.

X. Fair Value measurements

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

F-28   200

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

Assets measured at fair value on a recurring basis as of December 31, 2024 and 2023, are comprised of money market funds, marketable securities, and derivative instruments (see Note 8).

Y. Derivative Financial Instruments

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The gain or loss of derivatives which are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s primary objective for holding derivative instruments is to reduce its exposure to foreign currency rate changes. The Company reduces its exposure by entering into forward foreign exchange contracts and option contracts with respect to operating expenses that are forecasted to be incurred in currencies other than the U.S. dollar.

F-29   201

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

A majority of the Company’s revenues and operating expenditures are transacted in U.S. dollars. However, certain operating expenditures are incurred in or exposed to other currencies, primarily the New Israeli Shekel (“NIS”).

The Company has established forecasted transaction currency risk management programs to protect against fluctuations in fair value and the volatility of future cash flows caused by changes in exchange rates. The Company’s currency risk management program includes foreign exchange contracts designated as cash flow hedges. These foreign exchange contracts generally mature within 12 months (see Note 7).

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

Z.       Recently Adopted Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures” (“ASU 2023-07”) to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are also required for entities with a single reportable segment. ASU 2023-07 is effective starting January 1, 2024 and should be applied on a retrospective basis to all periods presented. The adoption of this ASU did not have a material impact on the Company’s financial statements (see also Note 16).

AA. Accounting pronouncements not yet effective

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) – Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its related disclosures.

F-30   202

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

NOTE 3: CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

	December 31,
	2024	2023
Cash and cash equivalents:
Cash	$98,392	$91,470
Bank deposits	21,936	–
Money market funds	1,291,274	1,024,658
Total cash and cash equivalents	1,411,602	1,116,128

Marketable securities:
U.S. Treasury bills	50,004	–
Total marketable securities	50,004	–
Total cash and cash equivalents and marketable securities	$1,461,606	$1,116,128

The following is a summary of available-for-sale marketable securities as of December 31, 2024, excluding securities classified within cash and cash equivalents on the consolidated balance sheet:

F-31   203

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES (cont.)

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value
Contractual maturity year:
Within one year	$49,797	$207	$–	$50,004
After one year through five years	–	–	–	–
Total	$49,797	$207	$–	$50,004

The Company did not have any marketable securities as of December 31, 2023, except for securities classified within cash and cash equivalents.

As of December 31, 2024, interest receivable on marketable securities amounted to $86 and is included within marketable securities in the consolidated balance sheet.

NOTE 4: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2024	2023
Prepaid expenses	$15,944	$13,189
Related parties’ receivable	1,587	6,337
Government institutions	7,376	2,731
Derivative instruments	2,984	9,806
Interest receivable	4,864	4,484
Short-term vendor deposits	335	338
Deferred contract costs	10,409	1,810
Other current assets	1,337	408
Total prepaid expenses and other current assets	$44,836	$39,103

F-32   204

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023

Computers, software, patents and electronic equipment	$20,912	$14,995
Office furniture and equipment	9,804	9,094
Leasehold improvements	22,000	16,419
Capitalized internal use software development costs	17,629	14,616
Capital leases	254	254
Property and equipment, gross	70,599	55,378
Less accumulated depreciation and amortization	(29,023)	(17,960)
Property and equipment, net	$41,576	$37,418

Depreciation and amortization expense was $11,858, $8,961 and $5,913, for the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recognized capital losses of $576, $62 and $0.

The Company capitalized costs related to the development of internal-use software of $3,013, $4,019 and $4,931 for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization of capitalized software development costs was $3,883, $2,558 and $1,492 for the years ended December 31, 2024, 2023 and 2022, respectively. The net carrying value of capitalized internal-use software was $8,823 and $9,693 as of December 31, 2024 and 2023, respectively.

NOTE 6: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2024	2023
Accrued employee compensation and benefits	$95,960	$63,440
Accrued expenses	56,528	31,810
Advances from customers	3,431	2,801
Income and indirect taxes payable	15,121	8,640
Total	$171,040	$106,691

F-33   205

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

The fair values of derivative instruments and the balance sheet items to which they were recorded are summarized as follows:

	Balance sheet line item	December 31,
		2024	2023
Derivatives designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	$2,984	$9,806
		$2,984	$9,806
Derivatives not designated as hedging instruments:
		$–	$–
Total		$2,984	$9,806

The effect of derivative instruments on cash flow hedging, as well as the effect of instruments not designated as hedge and the relationship between income and other comprehensive income for the years ended December 31, 2024 and December 31, 2023, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Realized Loss (gains) on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)
	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2024	2023	2024	2023	2024	2023
Derivatives designated as hedging instruments:
Foreign exchange contracts	$(961)	$4,273	$(5,861)	$8,741	$–	$–
Total	$(961)	$4,273	$(5,861)	$8,741	$–	$–

F-34   206

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 7: DERIVATIVES AND HEDGING (cont.)

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Realized Loss (gains) on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)
	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2024	2023	2024	2023	2024	2023
Derivatives not designated as hedging instruments:
Foreign exchange contracts	$–	$–	$–	$–	$–	$–
Total	$–	$–	$–	$–	$–	$–

(*) Classified in operating expenses in the consolidated statement of operations.

The notional amounts of the outstanding derivatives are summarized as follows:

	As of December 31,
	2024	2023
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$209,487	$157,430
	$209,487	$157,430

In accordance with ASC 820, “Fair Value Measurement” (“ASC 820”) the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value.

NOTE 8: FAIR VALUE MEASUREMENTS

The fair value of money market funds and marketable securities was determined using quoted prices in active markets, which are considered to be Level 1 inputs under the fair value measurements and disclosure guidance.

F-35   207

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: FAIR VALUE MEASUREMENTS (cont.)

Foreign currency derivative contracts are classified within Level 2, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial assets, which are measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

			As of December 31,
		2024			2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$1,291,274	$–	$1,291,274	$1,024,658	$–	$1,024,658

Marketable securities:
U.S. Treasury bills	50,004	–	50,004	–	–	–

Foreign currency derivative contracts:
Foreign exchange contracts	–	2,984	2,984	–	9,806	9,806
Total	$1,341,278	$2,984	$1,344,262	$1,024,658	$9,806	$1,034,464

NOTE 9: LEASES

A. Operating leases

The Company has entered into various non-cancellable operating leases for its offices expiring between fiscal 2025 and 2032. Certain lease agreements contain an option for the Company to extend the lease term or an option to terminate a lease early.

The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. Additionally, the Company entered into certain cancellable monthly lease agreements for short-term periods of up to one year.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

F-36   208

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: LEASES (cont.)

Years Ending December 31,	Amount
2025	$29,851
2026	22,916
2027	18,872
2028	16,577
2029	9,144
Thereafter	23,209
Total undiscounted cash flows	$120,569
Less: Imputed interest	$(14,533)
Present value of lease liabilities	$106,036

Refer to Note 10 for leases entered into after December 31, 2024.

Supplemental balance sheet information related to leases is as follows:

	As of December 31,
	2024	2023
Weighted-average remaining lease term	5.2 years	3.7 years
Weighted-average discount rate	4.2%	3.5%

NOTE 10: COMMITMENTS AND CONTINGENCIES

A. Guarantees:

As of December 31, 2024 and 2023, the Company has provided a bank guarantee in the amount of $8,264 and $6,815, respectively, to secure its lease agreement.

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

F-37   209

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: COMMITMENTS AND CONTINGENCIES (cont.)

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of December 31, 2024 and 2023, related to indemnification agreements.

The Company has entered into service-level agreements with some of its enterprise customers defining levels of uptime reliability and performance and permitting those customers to receive credits for prepaid amounts related to unused subscription services if the Company fails to meet the defined levels of uptime in a certain calendar month. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance. In addition, since the calculation is monthly for each calendar month, there is no uncertainty at the end of the reporting period. Therefore, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

C. Legal Contingencies:

The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

D. Other Commitments:

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, software licenses and services.

Future minimum payments under the Company’s other commitments, as of December 31, 2024, are as follows:

Years Ending December 31,	Amount
2025	$58,825
2026	36,541
2027	17,942
Total contractual obligations	$113,308

Additionally, on January 27, 2025, the Company entered into an operating lease agreement for new offices in Israel. The lease shall commence on February 1, 2025. The total undiscounted cash flows amounted to $39,205 with a lease term of 10 years. This new operating lease agreement was excluded from the table above.

F-38   210

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share data)

NOTE 11: FINANCIAL INCOME, NET

	Year ended December 31,
	2024	2023	2022
Financial expenses:
Bank charges and other	$495	$443	$730
Interest on credit facility and amortization of
debt issuance fees	–	–	62
Exchange rate expense, net	4,796	–	–
Total financial expenses	5,291	443	792
Financial income:
Exchange rate income, net	–	361	4,687
Interest income on deposits, money market
funds and marketable securities	60,659	41,993	18,659
Accretion of discount on marketable
securities	132	–	–
Total financial income	60,791	42,354	23,346
Financial income, net	$55,500	$41,911	$22,554

NOTE 12: RELATED PARTIES

In August 2024, the Company granted 68,000 of the Company’s ordinary shares to the monday.com Foundation LTD. (“the Foundation”), an Israeli public benefit corporation (a non-for-profit organization) designated to support the Company’s social responsibility initiatives. The Foundation provides technology, education and essential skills to empower emergency response teams and youth from underserved communities, bridging the digital divide.

The shares were issued as a charitable contribution to the Foundation. The shares were fully vested on the date of grant without any performance obligations by the Foundation. The fair value of the shares totaled $17,908 at the date of grant and was recorded in general and administrative expense in the consolidated report of operations.

Additionally, the Company donated to the Foundation an amount of $6,300, which represented 1% of the gross IPO proceeds. This amount was recorded in general and administrative expense in the consolidated report of operations during 2024.

F-39   211

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 12: RELATED PARTIES (cont.)

The Company’s Co-founder and the Company are both shareholders in the Foundation and each of them holds 14% of the voting rights in the Foundation. The Company does not control the Foundation, and accordingly, it does not consolidate the Foundation’s statement of activities with its financial results. Additionally, the Foundation’s shares do not have any economic rights and are not in substance to ordinary shares, therefore the Company does not apply the equity method in regards to the Foundation’s results.

In August 2024, the parties entered into a service agreement according to which the Company shall provide certain services necessary for the operation and activities of the Foundation, such as lease of office space, logistics, IT and HR. The cost of these services shall be charged and paid back to the Company by the Foundation. The fair value of these services was immaterial in 2024.

Other than as detailed above, there were no material related party transactions in each of the years ended December 31, 2024, 2023 and 2022 that were outside of the normal course of business.

NOTE 13: SHAREHOLDERS’ EQUITY

A. Ordinary shares:

The holders of ordinary shares are entitled to one vote per share, to dividends as decided by the Board, and in the event of the Company’s liquidation, to the surplus assets of the Company. The Company has the following ordinary shares reserved for future issuance:

	As of December 31,
	2024	2023
Ordinary shares	50,773,337	48,923,903
Outstanding share options and RSUs	3,164,395	4,294,853
Shares available for future grants under the 2021 plan	8,941,243	7,847,149
Shares available for future grants under the 2024 Foundation plan	15,000	–
Shares subject to the employee share purchase plan	1,156,437	1,233,812
Total	64,050,412	62,299,717

B. Founder’s share:

Upon the consummation of its Initial Public Offering (“IPO”) on June 10, 2021, the Company issued one of its Co-Founders and Co-CEO one founder share.

F-40   212

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

(i) The founder share will provide the Co-CEO with certain veto rights over the approval of certain transactions, such as merger, consolidation, acquisition, issuance of equity securities or debt securities convertible into equity securities or other similar transactions, that would result in any person becoming the owner of 25% or more of the ordinary shares immediately following the consummation of such transaction, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of the Company’s assets to any person and (iii) change to the Company’s strategy, policies and/or business plan in connection with its Equal Impact Initiative.

The founder share is not tradable and has no rights other than those described above, including no dividends rights or voting rights. The founder share will automatically convert to a deferred share with no rights, upon the earlier of (i) a transfer, pledge or other disposition of the founder share, (ii) the termination of the Co-CEO’s employment with the Company, (iii) the death of the Co-CEO, (iv) the dilution of the shares and options held by him below a certain percentage.

C.   Share-based compensation:

In 2024, the board of directors adopted the 2024 Foundation equity incentive plan for Foundation’s employees. The maximum aggregate number of shares that may be issued pursuant to the plan shall be up to 15,000 ordinary shares, which amount may be increased or reduced at the discretion of the board of directors.

In 2021, the board of directors adopted the 2021 equity incentive plan for employees, officers, directors, and consultants (the “2021 Plan”). Following the IPO, the Company ceased granting awards under its old plans and all shares that remained available for issuance under these plans were transferred to the 2021 Plan. The 2021 Plan provides for the grant of options to purchase ordinary shares and RSUs. Each option granted under the 2021 Plan expires no later than 10 years from the date of grant. The vesting period of the options and RSUs is generally four years. As of December 31, 2024, the number of ordinary shares reserved and available for grant and issuance pursuant to the 2021 Plan (the “Share Reserve”) was 8,941,243.

The Share Reserve will automatically increase on January 1 of each year during the term of the 2021 Plan, commencing on January 1 of the year following the year in which the 2021 Plan became effective, in an amount equal to 5% of the total number of shares of capital stock outstanding on December 31 of the preceding calendar year (hereafter: “ESOP evergreen”).

F-41   213

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

In December 2023, the board approved to reduce the ESOP evergreen for 2024 by 778,500 shares.

Since January 1, 2022, the share reserve under the 2021 Plan has been automatically increased by an aggregate of 6,300,790 shares. Awards granted under the 2021 Plan generally vest over four years. Any award that is forfeited or canceled before expiration becomes available for future grants under the 2021 Plan.

Share option activity for the year ended December 31, 2024 is as follows::

		Weighted-	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options	Price	Contractual life	Value
Outstanding—
January 1, 2024 (*)	3,079,252	$48.82	6.71	$435,699
Granted (*)	32,802	$0
Exercised	(1,220,551)	$23.99
Expired and forfeited	(123,273)	$79.84
Outstanding —
December 31, 2024	1,768,230	$62.90	6.04	$305,379
Exercisable—
December 31, 2024(*)	1,403,701	$53.66	5.72	$255,421

(*) Includes 73,074 performance-based options granted to the Company’s Co-CEOs in 2022, 74,108 in 2023, and 22,481 in 2024, as applicable.

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying common shares as of December 31, 2024 and 2023. The intrinsic value of options exercised in the years ended 2024, 2023, and 2022 was approximately $265,405, $112,799 and $346,600, respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $217.99, $86.26 and $69.30, respectively.

The following table summarizes the activity for the Company’s RSUs for the year ended December 31, 2024:

F-42   214

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

	Number of Units	Weighted- Average Fair Value
Balance at January 1, 2024	1,215,601	$134.41
Granted (*)	824,855	$216.30
Vested	(483,508)	$142.35
Canceled	(160,783)	$154.56
Balance at December 31, 2024 (*)	1,396,165	$177.72

(*) Includes 22,928 performance-based awards granted to the Company’s Co-CEOs in 2023, and 48,129 performance-based awards to the Company’s Co-CEOs and several executives in 2024.

As of December 31, 2024, 2023 and 2022, there was $137,265, $96,112 and $64,458 of total unrecognized compensation cost related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.77, 1.80 and 1.85 years, respectively.

Share-based compensation expense for the years ended December 31, 2024, 2023 and 2022, is as follows:

	Year ended December 31,
	2024	2023	2022
Cost of revenues	$6,603	$6,307	$10,406
Research and development	50,995	38,737	32,957
Sales and marketing	33,865	25,395	33,457
General and administrative	55,654	29,747	28,100
Share-based compensation, net of amounts capitalized	$147,117	$100,186	$104,920
Capitalized share-based compensation costs	1,144	1,997	2,282
Total share-based compensation	$148,261	$102,183	$107,202

As of December 31, 2024, 2023, and 2022, unamortized share-based compensation expense was $146,335, $118,311 and $107,411, respectively, which is expected to be recognized over weighted average periods of 1.76, 1.75 and 1.79 years, respectively.

F-43   215

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

D.   Employee Share Purchase Plan

Immediately prior to the IPO, the Company adopted the 2021 ESPP. As of December 31, 2021, a total of 194,625 shares were reserved for issuance under the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors (hereafter: “ESPP evergreen”). In 2023, the board of directors approved to cancel the ESPP evergreen for 2024. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.

As of December 31, 2024, 196,467 ordinary shares had been purchased under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

NOTE 14: INCOME TAXES

E.       Income (loss) before income taxes:

The following are the domestic and foreign components of the Company’s income (loss) before income taxes:

	Year ended December 31,
	2024	2023	2022
Domestic (Israel)	$15,004	$(10,368)	$(142,527)
Foreign	19,462	13,694	13,066
Total	$34,466	$3,326	$(129,461)

F-44   216

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES (cont.)

F.     Income taxes:

The following are the domestic and foreign components of the Company’s income taxes:

	Year ended December 31,
	2024	2023	2022
Domestic (Israel)	$603	$557	$649
Foreign	1,491	4,646	6,757
Total	$2,094	$5,203	$7,406

G.    Deferred taxes:

The principal components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	As of December 31,
Deferred tax assets:	2024	2023
Share-based compensation	28,872	17,905
Net operating loss carry forwards	$25,779	$37,250
Research and development	2,457	4,398
Reserves and allowances	6,820	5,164
Carryforward tax credits	459	2,093
Operating lease liabilities	18,319	4,967
Gross deferred tax assets	82,706	71,777
Valuation allowance	(62,227)	(62,719)
Total deferred tax assets	20,479	9,058
Deferred tax liabilities:
Property and equipment	(1,946)	(1,971)
Operating lease right-of-use assets	(15,383)	(5,469)
Deferred contract costs	(2,767)	(441)
Other	(383)	(1,177)
Deferred tax liabilities	$(20,479)	$(9,058)
Net deferred tax assets	$–	$–

F-45   217

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

H.    Tax rate reconciliation:

The reconciliation of the tax benefit at the Israeli statutory tax rate to the Company’s income taxes is as follows:

	Year ended December 31,
	2024		2023		2022
	Tax	Rate	Tax	Rate	Tax	Rate
Theoretical tax benefit	$7,927	23%	$765	23%	$(29,776)	23%
Increase (decrease) in tax rate due to:
Taxes resulting from non-deductible expenses	2,023	6%	1,376	41%	633	(0%)
Temporary differences for which no deferred taxes were created	7,893	23%	3,365	101%	16,930	(13%)
Tax credits	(1,629)	(5%)	(334)	(10%)	-	0%
Utilization of losses	(12,340)	(36%)	(1,117)	(33%)	3,767	(3%)
Adjustment for previous years taxes	(838)	(2%)	(523)	(16%)	(161)	0%
Preferred technological enterprise and the effect of different tax rates in other jurisdictions	(1,651)	(5%)	1,158	35%	15,522	(12%)
Currency differences	84	0%	(58)	(2%)	(139)	0%
Other	625	2%	571	17%	630	(1%)
Effective tax	$2,094	6%	$5,203	156%	$7,406	(6%)

As of December 31, 2024, the Company has net operating loss carryforwards in Israel of 207,569, which may be carried forward indefinitely.

As of December 31, 2024, and 2023, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

F-46   218

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES (cont.)

I.     Tax assessments:

As of December 31, 2024, the Company had open tax years for the periods beginning in 2020 in Israel and 2021 for the U.S. subsidiary.

J.    Basis of taxation:

Ordinary taxable income in Israel is subject to a corporate tax rate of 23% in 2024 and 2023. However, the effective tax rate payable by a company may be considerably lower (as discussed below). Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Primarily, in 2024 and 2023, the Company’s U.S. subsidiary was subject to a tax rate of approximately 21%.

K.    The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations, the 2017 Amendment became fully effective.

According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of less than NIS 10 billion, will be subject to a 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise, certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. Any dividends distributed from income from the preferred technological enterprises will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign investors exceeds 90%).

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise” status and concluded that the Company is eligible for the above-mentioned benefits. The Company is entitled to Preferred Technological Enterprise benefits starting in 2019. The Company did not utilize any benefits associated with the Preferred Technological Enterprise in 2024 and 2023.

F-47   219

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and per share data)

NOTE 15: EARNINGS (LOSS) PER SHARE

The following table presents the calculation of basic and diluted net income (loss) per share:

	Year ended December 31,
	2024	2023	2022
Numerator:
Net income (loss) attributable to ordinary shareholders, basic and diluted	$32,372	$(1,877)	$(136,867)

Denominator:
Weighted-average ordinary shares outstanding, basic	49,908,423	48,366,378	45,804,714

Dilutive effect:
Employee share options, and RSUs	2,512,403	–	–
Weighted-average ordinary shares outstanding, diluted	52,420,826	48,366,378	45,804,714
Net income (loss) per share attributable to ordinary shareholders, basic	$0.65	$(0.04)	$(2.99)
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.62	$(0.04)	$(2.99)

NOTE 16: SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment and unit and derives revenues from service revenues (see Note 1 for a brief description of the Company’s business and Note 2n for details on the Company’s revenue recognition).

The CODM assesses the performance of the Company and decides how to allocate resources based upon consolidated net income (loss) that is also reported within the Consolidated Statements of Operations. The measure of segment assets that is reviewed by the CODM is reported within the Consolidated Balance Sheet as consolidated Total assets.

F-48   220

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: SEGMENT REPORTING (cont.)

The CODM uses consolidated net income (loss) to monitor period-over-period results and decides where to allocate and invest additional resources within the business to continue growth. The following is a summary of the significant expense categories and consolidated net loss details provided to the CODM:

	Year ended December 31,
	2024	2023	2022
Total revenues	$971,995	$729,695	$519,029
Share-based compensation	(129,209)	(100,186)	(104,920)
Charitable contribution to Foundation	(24,208)	–	–
Tax benefit related to share-based compensation	2,486	3,392	1,431
Other segment items (*)	(788,692)	(634,778)	(552,407)
Net income (loss)	$32,372	$(1,877)	$(136,867)

(*) Other segment expense items included within net income (loss) include payroll, financial income, net, advertising and marketing activities, overhead and depreciation, travel and entertainment, income taxes, information technology and communication, sales commissions and other miscellaneous expenses. See the consolidated financial statements for other financial information regarding the Company’s operating segment.

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2024	2023	2022
United States	$484,523	$364,070	$255,495
EMEA	209,851	157,134	111,854
United Kingdom	101,538	73,236	50,625
Rest of the world	176,083	135,255	101,055
	$971,995	$729,695	$519,029

F-49   221

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: SEGMENT REPORTING (cont.)

Long-lived assets and operating lease right-of-use assets by geographical areas were as follows:

	As of December 31,
	2024	2023
Israel	$72,613	$72,262
United States	17,895	23,773
United Kingdom	43,030	1,417
Rest of the world	2,741	2,246
	$136,279	$99,698

- - - - - - - - - - - - - - - - - - - -

F-50   222