Form 20-F
period 2025-12-31
monday.com Ltd.
filed 2026-03-13
CIK 1845338

FY2025 20-F

Financial Highlights

$1,232M
Revenue

27%
YoY revenue growth

89%
Gross margin

110%
Net Dollar Retention Rate [1]

$334M
Net cash provided by operating activities representing 27% of revenue

$323M
Adjusted free cash flow, representing 26% of revenue [2]

Strong revenue growth
Revenue in millions
$730
$972
$1,232
FY23
FY24
FY25

Expanding upmarket
No. of customers with $50K+ ARR(1)
2,295
3,201
4,281
FY23
FY24
FY25

% of ARR from $50K+ customers (1)
32%
36%
41%
FY23
FY24
FY25

(1)	For definition of Net Dollar Retention Rate, see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics”.

(2)	Non-GAAP measures. See “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

Financial Highlights 2

FY2025 20-F

2025 Company Highlights

Elevate25
Elevate
Elevate25

In 2025, Elevate was open to the public with paid tickets. ~5,000 attendees joined us in person across NYC, London, and Sydney. Additionally, Elevate Online was free to attend, and hosted in the monday mansion, with ~32,000 total attendees.

Our 2025 Investor Day in NYC highlighted monday.com's rapid AI innovation, strong multi-product growth, and evolving go-to-market strategy.

mondayDB

mondayDB 3.0 Launch

dun & bradstreet

Dun & Bradstreet ranked us as the #3 Best Place to Work in Israel's tech scene.

Appointed **Casey George** as CRO.

Appointed **Harris Beber** as CMO.

monday CRM

$100M

monday CRM surpassed $100M in ARR.

monday campaigns

We launched monday campaigns, our new AI-powered product within the monday CRM suite.

We introduced new distinct AI capabilities

- **monday** workflows
- **monday** agents
- **monday** sidekick
- **monday** vibe

A Leader in the 2025 Gartner® Magic Quadrant™ for Adaptive Project Management and Reporting(1), Magic Quadrant for Collaborative Work Management(2), and Magic Quadrant for Marketing Work Management Platforms(3).

(1)Gartner, Magic Quadrant for Adaptive Project Management and Reporting, By Sean Bankston, Jennifer Jackson, Kevin Rose, 17 September 2025. (2)Gartner, Magic Quadrant for Collaborative Work Management, Nikos Drakos, Joe Mariano, Lacy Lei, Hironori Hayashi, 28 October 2025. (3) Gartner, Magic Quadrant for Marketing Work Management Platforms, Michael McCune, Rachel Dooley, Lacretia Marsh, Amy Jenkins, Kate Fridley, Anja Naski, 1 December 2025.

monday service

Introduced the AI-first enterprise service management solution

We opened new offices in Munich, Paris, and Singapore.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner content described herein (the "Gartner Content") represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this 20-F), and the opinions expressed in the Gartner Content are subject to change without notice.

FY2025 20-F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

6 Yitzhak Sadeh Street

Tel Aviv, 6777506 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

4

FY2025 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Ordinary shares, no par	MNDY	The Nasdaq Stock Market LLC
value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had outstanding 51,160,822 ordinary shares, no par value per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,“ “accelerated filer,“ and “emerging growth company“ in Rule 12b-2 of the Exchange Act.

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

5

FY2025 20-F

issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other“ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

6

FY2025 20-F

7

FY2025 20-F

Cross Reference Table Form 20-F

1	Identity of Directors, Senior Management and Advisers	N/A

2	Offer Statistics and Expected Timetable	N/A

3	Key Information

3.B.	Capitalization and Indebtedness	N/A

3.C.	Reasons for the Offer and Use of Proceeds	N/A

3.D.	Risk Factors	92-149

4	Information on the Company

4.A.	History and Development of the Company	150

4.B.	Business Overview	15-43

4.C.	Organizational Structure	53

4.D.	Property, Plants and Equipment	40

4A	Unresolved Staff Comments	N/A

5	Operating and Financial Review and Prospects

5.A.	Operating Results	59-69

5.B.	Liquidity and Capital Resources	69-71

5.C.	Research and Development, Patents and Licenses, etc.	71

5.D.	Trend Information	59-69

5.E.	Critical Accounting Estimates	72-76

6	Directors, Senior Management and Employees

6.A.	Directors and Senior Management	44-50

6.B.	Compensation	152-157

6.C.	Board Practices	157-165

6.D.	Employees	165

6.E.	Share Ownership	47-49

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	N/A

7	Major Shareholders and Related Party Transactions

7.A.	Major Shareholders	51-53

Cross Reference Table Form 20-F 8

FY2025 20-F

7.B.	Related Party Transactions	53-55

7.C.	Interest of Experts and Counsel	N/A

8	Financial Information

8.A.	Consolidated Statements and Other Financial Information

8.B.	Significant Changes	79

9	The Offer and Listing

9.A.	Offer and Listing Details	N/A

9.B.	Plan of Distribution	N/A

9.C.	Markets	N/A

9.D.	Selling Shareholders	N/A

9.E.	Dilution	N/A

9.F.	Expenses of the Issue	N/A

10	Additional Information

10.A.	Share Capital	150

10.B.	Memorandum and Articles of Association	150

10.C.	Material Contracts	166

10.D.	Exchange Controls	166

10.E.	Taxation	79-91

10.F.	Dividends and Paying Agents	N/A

10.G.	Statement by Experts	N/A

10.H.	Documents on Display	166

10.I.	Subsidiary Information	N/A

10.J.	Annual Report to Security Holders	N/A

11	Quantitative and Qualitative Disclosures About Market Risk	75-76

12	Description of Securities Other than Equity Securities	N/A

13	Defaults, Dividends Arrearages and Delinquencies	N/A

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

15	Controls and Procedures	77-78

Cross Reference Table Form 20-F 9

FY2025 20-F

16A	Audit Committee Financial Expert	158-160

16B	Code of Ethics	167

16C	Principal Accountant Fees and Services	78

16D	Exemptions from the Listing Standards for Audit Committees	N/A

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	167

16F	Change in Registrant’s Certifying Accountant	N/A

16G	Corporate Governance	167-168

16H	Mine Safety Disclosure	N/A

16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A

16J	Insider Trading Policies	168

16K	Cybersecurity	168-169

17	Financial Statements	N/A

18	Financial Statements	173-228

19	Exhibits	170-172

Cross Reference Table Form 20-F 10

FY2025 20-F

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

Special note regarding forward-looking statements

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	our ability to effectively manage the scope and complexity of our business following years of rapid growth, increasing operating expenses, and our ability to maintain profitability;

•	foreign currency exchange rate fluctuations;

•	the fact that we continue to derive a majority of revenue from monday work management;

Introduction   11

FY2025 20-F

•	fluctuations in operating results;

•	real or perceived errors, failures, vulnerabilities or bugs in our platform, products, or third-party applications offered on our app marketplace or interruptions or performance problems associated with the technology or infrastructure underlying our platform;

•	risks related to artificial intelligence (“AI”) and machine learning (“ML”);

•	our ability to attract customers, grow our retention rates, expand usage within organizations, including cross-selling and upselling and sell subscription plans;

•	risks related to our subscription-based business model;

•	our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles;

•	changes in sizes or types of business that purchase our platform and products;

•	our ability to offer high-quality customer support and direct sales capabilities;

•	maintenance of corporate culture;

•	risks related to international operations and compliance with laws and regulations applicable to our global operations;

•	risks related to acquisitions, strategic investments, partnerships, or alliances;

•	risks associated with scrutiny related to environmental and social matters;

•	our dependence on founders and other key employees and ability to attract and retain highly skilled employees;

•	our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies;

•	uncertain global economic conditions and inflation;

•	changes and competition in the market and software categories in which we participate;

•	our ability to introduce new products, features, integrations, capabilities, and enhancements;

•	the ability of our platform to interoperate with a variety of software applications;

•	our reliance on third-party application stores to distribute our mobile application;

•	our successful strategic relationships with, and our dependence on third parties;

Introduction   12

FY2025 20-F

•	our reliance on web search engines, both traditional and AI generated, to direct traffic to our website;

•	interruptions or delays in service from third parties or our inability to plan and manage interruptions;

•	risks related to security incidents and unauthorized access to our or our third-party vendors’ systems, networks or data or the data of users and organizations on our platform;

•	evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions;

•	new legislation and regulatory obligations regulating AI;

•	changes in tax law and regulations or if we were to be classified as a passive foreign investment company;

•	our ability to realize deferred tax assets or requirements to collect sales or other indirect taxes;

•	our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims;

•	risks related to our use of open-source software;

•	risks related to our founder share that provides certain veto rights;

•	risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to conflicts in the region and escalations thereof;

•	our expectation not to pay dividends for the foreseeable future;

•	risks related to our repurchase program, including an inability to guarantee the amount of repurchases of our ordinary shares that will occur, if any, or that our repurchase program will enhance long-term shareholder value;

•	risks related to our Digital Lift Initiative and the monday.com Foundation;

•	risks related to legal and regulatory matters; and

•	other statements described in this annual report under “Part 1 - Who We Are,” “Part 4 - Operating and Financial Review and Prospects” and “Part 6 - Risk Factors,” as updated by subsequent reports filed with the U.S. Securities and Exchange Commission (“SEC”).

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

Introduction   13

FY2025 20-F

Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward- looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

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

monday.com FY2025 20-F

Part 1 - Who we are

monday.com is an artificial intelligence ("AI") work platform that runs and orchestrates the core of all work. The platform democratizes the power of software, including AI, so organizations can easily build applications and work management tools that fit their needs. We believe that we are redefining how work gets done with AI.

Our cloud-based platform is a no-code and low-code framework that consists of modular building blocks that are simple enough for anyone to use, yet powerful enough to drive the core business within any organization. In 2025, our platform capabilities expanded from enabling organizations to manage their work to doing work for them with AI. Our intuitive and embedded AI knows the context of our customers' work, and can execute on their behalf with their direction.

In addition to our core products, this year we introduced four core AI work capabilities: monday sidekick, monday vibe, monday agents, and workflows. These capabilities enable users to improve human productivity, build fully functioning applications in minutes, eliminate resource constraints, and leverage intelligent automation at scale.

By using our AI work platform and products, our customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity through AI-powered workflows. As of December 31, 2025, we served over 250,000 customers across over 200 industries in more than 200 countries and territories.

Part 1 - Who we are 15

Our platform also integrates with other systems and applications, creating a connective layer for organizations that links departments and bridges information silos.

On top of our platform, we have a product suite to address the needs of specific industries and use cases, including monday work management, monday CRM, monday dev, and monday service. All of our core products have undergone AI enhancements in 2025 to align with our mission of building software that executes work on behalf of users. Also, in 2025, monday CRM expanded from a single product into a CRM product suite, with the addition of the AI-powered monday campaigns product.

FY2025 20-F

Teams & orgs of all sizes

Land & expand

200+ businesses & industries

Thousands of use cases

200+ countries & territories

14 languages

Deutsch | 한국어 | 中文 | Español
Français | Português | русский

Customers

250,000+

as of
December 31, 2025

Revenue
$1,232M
$972M
$730M
$519M
$308M
$161M
$78M
$32M
$11M
Product launch
BigBrain (BI system)
Mobile app
Templates
Columns
Sales & Partners group founded
Views
Automations
Integrations
Localization (13 langs.)
Workdocs
App marketplace
My work
monday CRM
monday Dev
monday DB
monday service
monday sidekick
monday workflows
monday agents
monday vibe
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Part 1 - Who we are   16

FY2025 20-F

Our growth strategies

We intend to drive the growth of our business by executing the following strategies:

Evolve the Work OS platform.

We have a strong history of technological innovation, as we regularly release new building blocks and make frequent updates to our platform for performance and scale. We have also incorporated AI capabilities platform-wide, including both product-specific features and standalone offerings.

Our unique product architecture enables us to improve our platform and build superior products rapidly and efficiently. We intend to continue making significant investments in research and development to enable new use cases, serve more verticals, increase enterprise-grade features on our platform, and provide the latest AI technology to our customers.

Enhance our offerings with AI that is easy to use and executes work for our customers.

We recognize that, across the industry, AI adoption remains a major barrier to realizing value. That’s why we see a significant opportunity to not only deliver more value to our existing customers, but to also attract new business through our intuitive, embedded approach to AI. Our AI capabilities are built directly into the products and platform components our customers already know. So even though these are new features, they feel familiar and easy to use. This leads to faster, broader adoption and helps customers realize the value of AI as part of their everyday workflows. Our capabilities span from enabling more efficient, automated work — like with AI Blocks — to executing tasks on behalf of users through capabilities like monday workflows.

Augment our vision with a versatile suite of Work OS-based, interoperable products.

We have built products on top of our platform that run the core of work for organizations of all sizes, allowing customers to adapt the software on their own and scale with their business. We customize the user experience across the customer lifecycle, from initial discovery through marketing campaigns to onboarding with pre-designed workflows, templates, automations, integrations, and AI features. We prioritize the creation of new products that can work in harmony with each other as they share a common code base. We do this by focusing on customer demand and go-to-market. Our product suite includes the following core products:

•	monday work management: for building workflows, projects, and portfolios to fuel team collaboration and productivity at scale

•	monday CRM: for tracking and managing all aspects of the sales cycle

•	monday campaigns: for creating and sending marketing campaigns with AI at its core

Part 1 - Who we are   17

FY2025 20-F

•	monday service: for a seamless connection between service desks and their data

•	monday dev: for agile product and software development workflows

The AI capabilities introduced throughout the platform enable customers to leverage AI directly in all of their workflows, regardless of the product they are using.

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

Scale our go-to-market.

Drive growth through a multi-product and AI-first strategy, and continue to expand our sales-led motion and scale our self-serve funnel. We continue to ensure that customers can easily and independently get up and running on our products built on the platform. This is accomplished through a self-serve funnel where virtually any user can sign up and immediately gain value, regardless of their technical skills, empowered by our new AI capabilities that drive quick time to value. Simultaneously, our sales and partnership organizations are focusing on driving further value to our customers as they expose enterprise-grade use cases and workflows that allow customers to adopt end-to-end processes powered by native AI capabilities. We have enhanced and improved both our self-serve and sales-led funnels by leveraging AI agents to improve onboarding and engagement.

Drive increased adoption and expansion within our existing customer base. As our customers realize the benefits of our platform and products, they typically add more users and add additional products to their account as they expand to additional departments. As a result, our overall Net Dollar Retention Rate was 110%, 112% and 110% for the three months ended December 31, 2025, 2024, and 2023, respectively. Our Net Dollar Retention Rate for Customers with more than $50,000 in ARR was 116%, 115% and 115% for the three months ended December 31, 2025, 2024, and 2023, respectively. We plan to continue investing in ways to expand within our existing customer base through the development of additional products and monetization of AI capabilities. In 2025, we doubled-down on customer success resources for our largest clients. In parallel, we introduced a new segmentation of support for medium-sized clients that is AI-first, but human-supported. This is designed to ensure that all accounts, regardless of size, are receiving the support they need, and opportunities for account growth are identified and acted upon. For the definition of Net Dollar Retention Rate, see “Part 4 - Operating and Financial Review and Prospects – Key Business Metrics”.

Part 1 - Who we are   18

FY2025 20-F

Drive growth by acquiring new customers. We intend to continue investing in sales, marketing, and our partner ecosystem, with a focus on delivering complete products and tailored features for specific use cases. We will continue to leverage both top-down and bottom-up selling to engage both end users and decision-makers, paid and organic customer outreach, and more account-based marketing outreach efforts. In 2026, leads generated by AI sales agents will be in full effect.

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

Expand our global footprint. We will continue to deepen our global roots, particularly with the growth and expansion of our global events, as well as continuing to invest in our partner ecosystem and localizing our platform. We believe there is an opportunity to increase our global presence even further over time.

Our success by numbers

We have experienced rapid growth since launching our platform in 2014. Our revenue was $1,232.0 million, $972.0 million and $729.7 million for the years ended December 31, 2025, 2024, and 2023, respectively, representing an increase of 27%, 33%, and 41%, respectively, over the prior year. Additionally, we had net income of $118.7 million and $32.4 million, and net losses of $1.9 million, for the years ended December 31, 2025, 2024, and 2023, respectively. We had net cash provided by operating activities of $333.6 million, $311.1 million and $215.4 million in the years ended December 31, 2025, 2024 and 2023, respectively, with adjusted free cash flow of $322.7 million, $295.8 million and $204.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Adjusted free cash flow is a non-GAAP financial measure. For additional information and a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, see “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures”.

Industry trends

We believe that we are at the center of generational shifts in technology and the way people work, and that these trends create significant opportunities for our business with our existing customer base and target segments, while also opening entirely new segments for us.

Part 1 - Who we are   19

FY2025 20-F

AI is everywhere

In the past few years, the tech industry transitioned from novel AI use cases, like suggesting email copy to more complex capabilities, such as digital workforces, which remove traditional limits on capacity and cost. We believe that companies that leverage AI with a collaborative culture will have the opportunity to better leverage creativity and critical thinking at all levels in delivering better results both for teams and for customers alike. As a new and rapidly evolving technology, adoption of AI by employees is a challenge. Companies that make AI accessible and intuitive have the advantage. When AI becomes part of the team by taking on repetitive work and driving execution, people see its value immediately. We refer to this as the “adoption advantage.”

Unified platforms are the future of enterprise tech

Platforms will reign supreme as businesses consolidate their tech stacks into unified systems for greater efficiency and strategic advantage. By grounding company data, decision-making becomes faster and smarter, unlocking insights that fuel growth. Companies looking to achieve a complete AI transformation will find it more effective to implement an AI-native platform, rather than standalone AI tools, in order to unlock its full potential across all aspects of the business. This way, teams can leverage context-aware AI consistently across every workflow. Today, a unified platform is the foundation for building a durable competitive edge. mondayDB, the foundation of our platform, was natively built in a manner to deliver this context, and offers a unique competitive advantage in aiding this transformation.

Organizations are increasing software spend to prioritize AI

Organizations are increasing software budgets in order to prepare for the cost of organizational transformation with AI. AI that is built into the software that already runs a business will increase the success of these digital transformation efforts and how businesses compete in an AI world. According to Gartner®, "The long-term realization of outcomes from new use cases and readiness to scale across infrastructure, AI products and humans will grow spending to $4.7 trillion by 2029."(1)

(1)	Gartner, Forecast: AI Spending, Worldwide, 2024-2029, 4Q25, Kay Arnott, Amarendra., Adrian O'Connell, Hardeep Singh, Arunasree Cheparthi, Colleen Graham, Ranjit Atwal, Naresh Singh, Shailendra Upadhyay, Jon Erensen, Peter Middleton, 19 December 2025. GARTNER is a trademark of Gartner, Inc. and/or its affiliates.The Gartner content described herein (the "Gartner Content") represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this 20F filing), and the opinions expressed in the Gartner Content are subject to change without notice.

Enterprise work management: The key to scaling success

Enterprise work management is a cornerstone of business success as companies understand that seamless execution at scale is essential for growth. With hybrid teams spread across offices and remote locations, orchestrating workflows across departments, time zones, and geographies is vital. Businesses that master this alignment are driving innovation and agility and stay ahead in an increasingly digital-first world.

Part 1 - Who we are   20

FY2025 20-F

Our opportunity

Taking the lead in an AI world

Our biggest opportunity has always been the democratization of software. While businesses have historically been dependent on pre-packaged software that required significant implementation and maintenance costs, the monday.com platform has a proven track record of enabling users, teams, and organizations to create their own software applications and work management tools to suit their specific and ever-growing needs.

This year and going forward, our opportunities have broadened from democratizing software in general to democratizing the power of AI. Thus, our offering has transformed from managing work to doing work for customers with AI. Through this period of change, the world of work faces great challenges surrounding the usability of AI, effective integration of AI into existing systems and processes, as well as the cost associated with adopting new AI tools.

By embedding AI functionalities across our platform and products, while also introducing new standalone AI capabilities, we now offer AI-powered solutions that are intuitive, feel familiar, and are integrated directly into our customers’ existing workflows. Therefore, customers can benefit from AI that already has context about their work, and they can avoid the learning curve and cost associated with new AI tools.

Our platform

With the monday.com AI work platform, organizations can build software applications and work management tools to fit their needs and execute on their behalf. Our no-code and low-code platform consists of modular building blocks that are simple enough for anyone to assemble, yet powerful enough to build solutions that drive the core business of any organization in any vertical. On top of the platform, we have built a suite of products, for the work management, sales, marketing, software development, and service verticals, to address the needs of specific industries and use cases.

Users use boards to hold any information and processes they have, within items and columns. Our schemaless database infrastructure is completely flexible, allowing users to easily define the way they capture and present data. They use views to manipulate and consume that board information in different ways. Users can create forms to capture data from anyone, including non-monday.com users.

Part 1 - Who we are   21

Integrations pull data from other applications into boards, export data to other systems, and synchronize data across applications. Automations eliminate repetitive manual processes, saving time and reducing human error. monday workflows optimizes customers’ automations and allows them to build more complex workflows across teams and products, while also leveraging AI agents within them to execute work autonomously and with pre-set guardrails. AI Blocks allow users to automate task generation, build formulas, compose emails, and generate content. AI Notetaker automatically joins meetings and generates recordings, transcripts, and summaries. Users build dashboards that pull data across many boards so stakeholders can get a complete high-level view of anything they may want. Users can access a variety of monday.com “stores” to further customize any kind of building block: for example, the column store allows customers to add new data types to any board, including location, formulas, numbers, text, and dates. The views store provides different types of interactive interfaces, including calendar, location, and timeline views. The dashboard widget store includes many widgets such as graphs, lists, and numbers for use in any dashboard layout customers want to create.

With monday workdocs, users can collaborate on documents in real-time and embed monday.com dashboards, images, videos, and more. Users can organize their boards, dashboards, and workdocs using workspaces.

Upon discovering our platform, customers can enroll in a 14-day free trial of our Pro plan for the product that fits their needs, after which they are prompted to either continue with our Free plan for small teams (limited to two users) or pay for one of our four paid subscription plans.

Our AI work capabilities

In 2025, four new AI capabilities were introduced: monday vibe, monday agents & monday workflows (our “work execution layer”), and monday sidekick.

Part 1 - Who we are   22

FY2025 20-F

monday agents

monday agents enables users to create their own AI agents with simple prompts that can perform specialized tasks. The agents' skills, style, language, and tools can all be customized and refined by the user.

monday workflows

monday workflows is used to create custom, complex workflows that automate repetitive tasks and connect tools in one place. In 2025, this capability was enhanced with the incorporation of AI agents that can be implemented at any point within a workflow to carry out actions on behalf of the user.

monday sidekick

monday sidekick is a context-aware conversational AI companion embedded across the platform. It executes work on behalf of users by performing actions directly inside their work environment, such as creating insights, generating content, and updating boards.

9:41
monday sidekick
How can I help today?
monday Sidekick
Monday
17
Calendar
Slack
Create a board
Generate an image
Analyze data
Ask Sidekick anything...

Our products

Thanks to the flexibility of our infrastructure and the embedding of AI, we offer end-to-end products on top of the monday.com platform. Each product is tailored to a specific business need, allowing customers to run the core of their work on monday.com, while also helping to execute work for them. As of the end of 2025, our product suite included:

Part 1 - Who we are   23

FY2025 20-F

monday work management

monday work management: the complete solution for connecting strategy to effective execution, at scale. It enables customers to manage all aspects of work, from daily tasks to entire projects, plus collaborating and reporting in real-time, all in one place. Users can build workflows that suit their needs using no-code and low-code building blocks across all departments and industries. The product can be further leveraged to streamline operations through automations and integrations with other software platforms.

The product is designed to suit the needs of larger enterprise customers, including portfolio and resource management features. These enable customers to have birds-eye-views of all ongoing projects at once, identify risks and bottlenecks faster, and ensure strategic use of resources.

In 2025, new features were introduced to enhance enterprise-level work management capabilities. These include features enabling better leadership visibility, standardization and alignment to drive collaboration at scale, and resource optimization tools. For example, we've introduced multi-level subitems, scaled portfolio capacity, and incorporated AI capabilities specific to enterprise work management.

Q3 portfolio
Projects
Gantt
Snapshot
Dashboard
Releases in progress
98
Completed releases
71
13
Projects status
Projects RAG status
Planned vs actual effort
Invoice management
Finance request
Capacity manager
Submit

Part 1 - Who we are   24

FY2025 20-F

monday CRM

New lead sequence
When lead is enrolled
Automatic email
Mass email message
To: 498 recipients
Subject:
Hi {first_name},
My name is {My.first_name} and I'm a product consultant at moon.io.
I tried giving you a call earlier but wasn't able to reach you. Are you available on {1_business_days_from_now} or {2_business_days_from_now}?
Best,
Daniel
Send
Deals
Main table
Kanban
Forecast
Active deals
Closed won
Qualified
Proposal
Negotiation
Won
Won
Won
Won
Won
Automate / 10
Twister Sports
Ridge Software
Bluemart
Yelloworks
Sheleg Industries
Zift Records
Waissman Gallery
SFF Cruise
Madison Doy
Phoenix Levy
Leilani Krause
Amanda Smith
Jamal Ayers
Elian Warren
Sam Spilberg
Hannah Gluck
80%
60%
40%
$7,500
$10,000
$5,500
Oct 14
Oct 15
$15,200
$24,000
$4,000
$18,100
$5,800

monday CRM: a fully customizable CRM that can be implemented within minutes, empowering business owners and sales teams to manage every aspect of their sales cycle and customer data in one centralized place. Some key features of monday CRM include email sync, which connects to Gmail and Outlook, email tracking, which automatically notifies users when a lead opens or replies to an email, post-sales management, which helps users manage all of their activities in one place, and sales operations, which allows users to plan and fast-track the sales hiring process while equipping teams with the necessary tools and resources to close more deals.

In 2025, we deepened monday CRM capabilities with an activity tracker, which provides a single view for all reps' activities, deals at risk reporting, which uses AI to flag risk and prevent loss of deals, and an AI Notetaker to support reps with meeting summaries, drafting follow-up emails, and updating the CRM board. We also introduced pre-built sales-specific third-party AI agents, including "Lexi," the lead agent, "Chris," the sales agent, and "Amanda," the qualification agent.

As of 2025, we've also turned monday CRM from a single product to a product suite, with the introduction of a new AI-powered product called monday campaigns. This marketing product uses AI to proactively suggest strategic campaigns based on data in monday CRM, calendars in Work Management, as well as market trends and more. It then builds suggested email campaigns, including copy and design. The built-in AI then leverages performance data of previous campaigns to inform future campaigns.

Part 1 - Who we are   25

FY2025 20-F

monday
service

monday service: empowers service teams to deliver exceptional support with AI and automations. The strategic focus is equipping service teams with the tools needed to be proactive rather than reactive to service requests. The Portal is a unique feature of monday service, which functions as a fully customizable minisite where resource articles can be accessed, and tickets can be created. The entire lifecycle of a service ticket can be managed in monday service, from intake via Gmail, Outlook, monday inbox, WorkForms, or the Portal, to ticket resolution and evergreen resource generation. AI is leveraged to intelligently prioritize and resolve tickets, as well as generate articles for the Portal.

New Email
To: hr@company.com
Subject: Gym membership
Hi - I wanted to know about the gym membership benefit the company offers and what I have to do to use the benefit this month.
Send
HR employee requests
New tickets
Agent
Status
Type
Priority
Gym membership
New
Benefits
Medium
Conversation
Service assistant
Vacation day balance
Resolved
Hey, how many vacation days do I have left for this year?
Hey Ron, you currently have 12 vacation days remaining. Let me know if you need anything else!

Part 1 - Who we are   26

FY2025 20-F

monday dev

monday dev: equips product and development teams with the tools to seamlessly manage all development processes and achieve their goals faster in one easy-to-use platform.

Key features of monday dev include sprint management, which empowers scrum teams to easily manage end-to-end sprints from one place, product lifecycle management, which streamlines entire development workflows, and agile reporting that creates customizable, real-time reports.

In 2025, AI capabilities unique to monday dev were introduced, including the native “task breakdown” feature, which turns plain language briefs into a set of tasks that are added to a sprint board, as well as integration capabilities with third-party AI tools, such as Cursor and more.

async function fetchUsers() {
try {
const response = await fetch('https://
jsonplaceholder.typicode.com/users');
const users = await response.json();
users.forEach(user => {
console.log(`${user.name} (${user.email})`);
Ask anything...
Mention
GIF
Sprint management
Code with AI
Delivery dashboard
Planned vs. unplanned
Velocity

Part 1 - Who we are   27

FY2025 20-F

monday marketplace

The scope of our building blocks is expanded by extending our platform to external developers through a no-code and low-code framework and monday marketplace. Our framework and flexible application programming interface, “monday code,” allow customers, partners, and external developers to easily create their own apps, either for private use or public availability on the marketplace. App builders can also distribute their solutions through monday marketplace for commercial purposes and to gain exposure to monday.com’s over 250,000 customers. Marketplace partners can monetize their apps via a payment processing system directly within the platform, offering a flexible subscription payment model to existing customers. As of December 31, 2025, we had 869 apps in the marketplace and 704 apps with native monetization.

Key benefits to our customers

Democratize the power of software to all users: As a no-code and low-code platform with contextually aware AI capabilities built right in, the possibilities for customization and the level of control our platform offers are virtually endless. Our platform is designed to enable users to build infinite software solutions with AI that’s familiar, easy to use, and provides instant value.

Increase productivity and efficiency: We believe our platform greatly reduces the reliance on meetings, communications, and emails. This gives employees significant time back during their days and unlocks greater potential.

Additionally, our AI work platform automates repetitive, manual, and error-prone work at scale, which frees up precious time and energy to focus on more impactful work. With the recent implementations of native AI capabilities, monday.com is transitioning from helping people to manage their work to helping do the work for them.

Increase impactful work: Our AI work platform helps our customers reimagine workflows with AI in order to offload low impact work and maximize the user’s capacity for high-value work that only humans can do. With capabilities such as AI-powered automations at scale, custom AI agents to handle time-consuming tasks, and the ability to create fully functioning custom apps with simple prompts, our customers are able to gain time and efficiency that was previously unimaginable.

Create a unified workspace: By serving as a connective layer, our multi-product AI work platform brings organizations, applications, and data into a unified workspace. This enables our customers to make complete data-driven decisions, eliminate silos across the organization, foster collaboration, and centralize all tools in one place. It also gives native AI capabilities, such as monday sidekick, full context into our customers’ work, allowing it to give more direct, customized, and accurate responses. Rather than adopting a multitude of separate products and AI tools across an organization, our customers are able to leverage our single-platform solution to centralize all software needs.

Part 1 - Who we are   28

FY2025 20-F

Make data-driven decisions: By working with data that can be tracked, measured, and analyzed, our customers can gain new insights and work more effectively. AI capabilities, such as monday sidekick, can also bring insights from outside of the workspace into projects where relevant. This allows customers to implement more data-driven decision-making and work more effectively.

Enhance company culture: Our platform helps foster a culture of inclusion, ownership, and clarity. By empowering everyone to think more holistically and have access to greater information, our platform helps promote better collaboration within an organization.

The components of our platform

Boards: capture data and manage processes. Our boards are at the core of our platform. Each board has the infrastructure of a schemaless database with an easy-to-use interface, which users can easily customize, populate, and build applications upon.

Items: customized to fit any use case. An item is a row within a board that can represent virtually anything a user chooses, including an entity, workstream, or campaign. Users populate items with actions, steps, leads, contacts, or other elements of a workstream.

Part 1 - Who we are   29

FY2025 20-F

Columns: represent data in a tailored way. Each item has a number of columns associated with it. Users add columns to perform a wide range of actions, such as identifying owners of an item or workstream, tracking the status of an item, rating specific items, and adding files related to the item, along with many more options. Users can also customize columns to fit virtually any use case and leverage AI Blocks for more efficient work.

Views: visualize and tailor a board’s contents for any need. Users can view and work with their data with multiple board view options. Each view is built for a different set of workflow needs.

monday workdocs: collaborate on a powerful doc that empowers users to turn words into actions. monday workdocs enables users to work simultaneously on the same shareable documents. Users can tag each other and embed boards and dashboards to collaborate within the context of their workflows and processes. They can co-edit, comment, and drag-and-drop text in real-time without disrupting other users working on the doc.

WorkForms: capture data from others, including non-monday.com users. Users can create and collect data with intuitive, web-based, and easily shareable forms. Each submission generates a new item within the board, with all of the data supplied by the recipient automatically populated in the relevant columns.

Automations: save time and minimize human error by automating repetitive processes. Automations can be triggered when certain actions occur or thresholds are reached. They include automatically sending notifications, creating items, assigning owners and due dates, and moving items to other boards. AI Blocks and monday workflows can also be used for more complex and powerful automations at scale. Users can automate work using our predefined automation recipes or create their own.

Part 1 - Who we are   30

FY2025 20-F

Integrations: connect with external tools to share data and automate actions between them. Currently, our integration center includes integrations with other tools, such as Gmail, Outlook, Jira, Salesforce, Google Drive, Dropbox, Stripe, Slack, GitHub, and Zendesk. Users can find additional integrations in our app marketplace or build their own using the monday.com API.

Dashboards: a high-level view of everything happening across an organization. Users can create dashboards with summaries and reports from data across multiple boards to track progress across their monday.com account. These dashboards help visualize everything happening across their organization to enable data-driven decision-making.

Dashboard widgets: track all data in one place. Users can select any dashboard widget according to the data they want to display to build a dashboard, with different visualizations of the data they want to track, all on one screen. Dashboard widgets allow users to immediately get the full picture of their organization, from the drill-down to high-level insights.

Workspaces: keep work organized as work scales. Users can organize and centralize boards and dashboards using workspaces, which are defined by any category the user chooses. In large organizations, for example, workspaces can represent an entire department or a team working on a cross-company project.

My Work: centralize all assigned items in a single place. My Work allows users to view and manage all the items that are assigned to them without needing to go into individual boards. Users can customize the data in their My Work tab to get an instant overview of everything that they are working on.

monday magic: a native AI solutions builder. Users can describe a workflow that they'd like to build using a prompt, and monday magic will build it for them within monday.com. This capability is also leveraged by monday sidekick.

Part 1 - Who we are   31

FY2025 20-F

Mobile application

Mobile capabilities are a key requirement for users as more work is done outside the office, including in industries where operational mobility is critical to success, such as construction or real estate. We have invested in our mobile development to ensure the high performance of our platform on smartphones and tablets. Our native mobile application is built for both iOS and Android and is designed to support mobile-first customer use cases. Our mobile application’s robust functionalities differ from the desktop version, as we designed it to be more compact and thumb-friendly, creating an easy-to-use, on-the-go experience.

Our technology and in-house tools

Extensible technology platform

monday.com is a cloud-based, proprietary software-as-a-service platform that is built to be fully resilient and fault-tolerant while staying agile, flexible, and fast. To accomplish this, we utilize multiple data centers across multiple geographical regions of Amazon Web Services (“AWS”) and Google Cloud Platform.

mondayDB 3.0

Our mission has always been to empower our customers to build anything on top of the monday.com platform. Every day, our customers’ use cases are getting more and more complex and impressive, with increasing amounts of data. As they scale, our platform needs to scale with them. This is designed to ensure that anything our customers build performs with speed and reliability. We have upgraded our core infrastructure through a flagship initiative called mondayDB (monday database).

In 2025, mondayDB 3.0 entered beta, and we expect that it will enable Work Management customers to host 5X more projects within a single portfolio.

mondayDB 3.0’s redefined data infrastructure enables organizations to achieve their business goals. Its key capabilities include major performance improvements that enhance the user experience, such as increased speed across all boards. Elasticity at scale has also been improved, which supports customers' unique needs and adapts to changing variables, such as added users, updated data tables, and query volume.

Part 1 - Who we are   32

FY2025 20-F

Our in-house business intelligence tool, BigBrain, supports our data-driven culture by providing every monday.com employee with easy access to the company's core data and AI platforms that are required for their job. We believe these capabilities allow our employees to work efficiently and provide them with the ability to do their jobs in the best way possible.

BigBrain collects and processes data from ~2 billion events per workday from multiple separate sources and aggregates it into one place that every employee can access. This enables our team to analyze and make informed decisions based on transparent data, in real-time. BigBrain includes various tools, such as a landing page generator, AI brain for internal content search and activities, account data insights, an AB testing tool, and media buying statistics tracking, all of which were built by our in-house team. BigBrain also aligns our team around key performance indicators (“KPIs”) and metrics. We proactively connect employees to the business status via an internal app we developed which is updated daily with high-level KPIs and strategically distributed data dashboards powered by BigBrain throughout our offices.

We believe BigBrain supports our core product by paving the way for quick-to-market, efficient, and high-quality execution. It also aligns with our values of transparency and trust within the monday.com culture.

Our customers

We have a large customer base that consists of over 250,000 customers as of December 31, 2025. Our customers span thousands of use cases and range from teams of all sizes. In 2025, we prioritized retention accountability through expanded internal coverage. We're investing in high-touch CSM coverage for strategic accounts and AI-powered tech-touch at scale to ensure every customer receives proactive engagement aligned to their segment. As of December 31, 2025, we had 4,281 enterprise customers with more than $50,000 in ARR. Since inception, we have been focused on ensuring that any user can easily adopt our platform on their own regardless of their technical skills. Because of our easy-to-use interface, customers across industries use our platform, with a majority of them working in traditionally non-tech industries, such as real estate, banking, journalism, and construction, alongside customers from traditional tech industries, such as IT management, software development, and e-commerce.

Research and development

Builders

Our research and development (“R&D”) group, together with our product and product design groups, which we also refer to as our “builders group,” consists of autonomous, multidisciplinary teams of engineers, analysts, designers, and product managers, each with high talent density and its own product mission.

Part 1 - Who we are   33

FY2025 20-F

These small and agile teams are empowered to make independent decisions, move quickly, and are able to execute at a fast pace, launching a new version of monday.com almost every day while meeting high-quality assurance standards. Our builders group works in a closed loop of customer feedback, testing, and data to remain connected to our users in order to keep our product aligned with their needs.

We invest substantial resources in R&D to improve and scale our product. The builders group is a lean and efficient organization within monday.com with a highly significant impact on our revenue. As of December 31, 2025, we had 875 employees in our builders group.

CIO Team

As our organization scales, we aim to centralize our efforts to help our departments streamline business processes and work more efficiently. Our CIO team, led by the Chief Information Officer, oversees the management of our main information systems and data infrastructures, in order to enable data-driven decision-making and optimize business operations. Our CIO team comprises several domains, such as BigBrain, data analysis, and infrastructure.

Security Team

Our security efforts are guided and monitored by our SVP Data & Information, as well as our dedicated global security teams, composed of the following specialized domains: Platform Security (application security & data security); Infrastructure Security (IT security, Cloud Security & DevSecOps); Governance, Risk, and Compliance (GRC); and our in-house SOC team.

CRO Team

Customers are and have always been at the core of our business. To better serve them, all of our sales functions operate under the CRO (Chief Revenue Officer) organization. We engage our customers directly and indirectly, through our sales and partnerships teams. This alignment ensures that from the moment a customer begins using monday.com and throughout their growth trajectory, their experience is seamless.

Sales

Our account executives and account managers focus on acquiring new customers and expanding existing accounts, respectively. As part of our combined flywheel and top-down approach, our account managers are actively monitoring customers’ usage patterns and engaging with them to add more users and adopt other products and use cases within the platform, as they expand across different departments. Our sales teams specialize by region and customer size.

Our product suite provides us with multiple entry points into our sales flywheel, and we have observed that our products offer both complimentary and compounding value to our customers. Since all products are built on top of the platform, customers can easily adopt additional products as they grow their accounts and use cases. As adoption of our products grows, we have been able to increase the footprint of monday.com across accounts.

Part 1 - Who we are   34

FY2025 20-F

As we are increasingly employing a sales-led-growth strategy, the sales function has increased its geographical footprint for more boots-on-the-ground sales efforts. This strategy also includes more face to face interaction between our sales team and customers/prospects, such as at regional events.

In 2025, we have begun to deploy AI agents to assist sales teams in delivering greater output more efficiently.

Our partners

Our global partner ecosystem was built to extend our reach, add product value, and position monday.com and its partners as leaders in the market. We are also leveraging partners for growth, to shift some of the business from being monday-led to partner-led, particularly as it pertains to onboarding and training. For example, our Southeast Asia market was mostly partner-led until monday.com staff more recently planted roots in the region.

Our broad ecosystem includes leading enterprise software companies and emerging startups, global systems integrators, and channel partners. As of December 31, 2025, we have 300 channel partners in ~50 countries and territories. With a wide array of vertical and industry expertise, our partners do more than just sell our products; they also provide professional services and extend our products with partner-led solutions and applications.

We have 58 listed and partner-built solutions on the monday.com platform, across accounting, construction, HR management, and other verticals. In addition, our partners built, listed, and started monetizing 280 applications on the monday.com marketplace, such as resource management, time tracking, and portfolio management apps.

Professional services provided by partners enable larger deals and demonstrate the power of our company. Our partners are uniquely situated to help potential customers implement our products. Customers can find a partner that fits their specific needs based on geographical location and desired verticals through our services marketplace and partner directory.

We have partnered with some of the world's leading tech companies, such as Amazon AWS, as well as with a broad set of independent software vendors, in order to increase in scope, deepen our products, and strengthen our ability to serve as the connective layer across organizations.

We also have regional partnerships in order to strengthen our ability to move upmarket. We work together to help customers achieve digital transformation with deep, enterprise-grade solutions with multiple products built on top of our platform.

Part 1 - Who we are   35

FY2025 20-F

CCO Team

Customer Success

Our customer success teams are focused on retention and driving deep product value for monday.com customers by maximizing adoption and impact across the platform. The CSM role has transformed into a product-expert, hands-on partnership, delivering comprehensive solution expertise, while building champion relationships that drive long-term loyalty. Customer success augments our sales teams by helping customers achieve their business objectives through technical configuration, proactive issue mitigation, and platform mastery. They play a key role in the retention-focused flywheel, supporting sustainable account growth.

Customer Experience

Our customer experience team, along with our newly released AI agents, provides 24/7 support to our customers. We offer support to every account and every user, with extended service to enterprise customers. All customers receive an extensive self-service knowledge base, on-demand webinars and demonstrations, and access to the monday.com community — a place to connect with thousands of monday. com users. Our extended service includes priority support and specialized onboarding services, along with additional services.

Marketing

As a multi-product company, we utilize our marketing efforts to expand brand awareness, grow lead generation, and strengthen relationships with both existing and potential customers.

In order to expand our brand awareness, we invest in organic marketing, online brand advertising, out-of-home campaigns, and are constantly testing new channels.

We target potential customers on the team and managerial levels with both a bottom-up and top-down marketing approach, casting a wide net of performance-based marketing — like acquisition and media-buying — across several digital and offline channels to help bring in new customers.

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

Part 1 - Who we are   36

FY2025 20-F

Our competition

We are creating a new category of software that seeks to change the way people work and businesses operate. As a result, we compete across multiple different markets. Our competitors include the following:

●	companies that primarily offer project and work management solutions, including the application of processes, methods, skills, and knowledge to achieve specific objectives. This includes companies such as Asana, Inc., Smartsheet Inc., Notion Labs, Inc., Atlassian Corporation PLC (Trello), ClickUp, and Freshworks Inc.

●	companies that primarily offer customer relationship management solutions. This includes companies such as HubSpot, Pipedrive, Zoho Corp., and SugarCRM

●	companies that primarily offer enterprise service management tools. This includes companies such as Freshworks Inc. (Freshservice), and Atlassian Corporation PLC (Jira Service Management).

●	companies that primarily offer software development tools. This includes companies such as Atlassian Corporation PLC (Jira).

In the future, we will likely face increased competition from companies providing similar products to our platform. Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability, as well as our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products and advanced AI capabilities. We believe our ability to compete successfully depends primarily on the following factors:

●	our ability to introduce new and improve on existing features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

●	our ability to continue to increase social and technological acceptance of our products;

●	continued growth in the digitization of the workplace;

●	our ability to maintain the value and reputation of monday.com as a solution; and

●	the scale, growth, and engagement of our community relative to those of our competitors.

Intellectual property

Our intellectual property is valuable and important to our business. To establish and protect our proprietary rights, including our proprietary technology, AI capabilities, software, know-how, and brand, we rely upon a combination of patents, designs, copyright, trade secret, domain names and trademark rights, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements.

Part 1 - Who we are   37

FY2025 20-F

Although we take great efforts to establish and protect our proprietary rights, we believe factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our platform, are more essential to establishing and maintaining our technology leadership position.

We have developed a patent program and a strategy to identify and apply for patents for innovative aspects of our platform and technology. As of December 31, 2025, we had 44 non-provisional U.S. patent-pending applications, eight pending U.S. provisional patent applications, 114 granted U.S. patents, four allowed U.S. patents, two EU patent-pending applications, one granted Israeli patent, one Chinese (CNIPA) granted patent and four pending PCT applications relating to certain aspects of our technology.

We have trademark rights in our name, logo, and other brand elements, including trademark registrations for select marks in the United States and other jurisdictions around the world. We also have design registrations and applications in the United States and the European Union, as well as domain names for websites we use. We intend to pursue additional patent, trademark and design registration to the extent we believe it would be beneficial.

Legal proceedings

On March 10, 2026, an individual shareholder filed a putative class action asserting claims under Sections 10(b) and 20(a) of the Exchange Act concerning certain of the Company’s forward-looking earnings guidance. The case is pending in the U.S. District Court for the Southern District of New York and asserts claims against the Company and certain of its directors and officers. The case is currently in a preliminary stage. The Company believes the claims are without merit and intends to vigorously defend against them. In addition, from time to time, we may be involved in other legal or regulatory proceedings arising in the ordinary course of our business. Although the outcome of any complex litigation is inherently uncertain, based on information presently known to management, we do not believe that any of these matters are likely to have a material impact on our financial condition, results, or operations.

monday.com corporate responsibility and sustainability

The monday.com way

Our culture is why we win and is more than a catchphrase or a poster on a wall. It is what we do. It is how we act. Our culture is the "monday.com way."

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

Product-first. We believe a product should work for the customer and not the other way around. Every feature is designed to be intuitive and accessible, as evidenced by the fact that a majority of our customers work in traditionally non-tech industries.

Part 1 - Who we are   38

FY2025 20-F

Ownership and impact. We empower our employees to make their own decisions so that they can maximize their impact. We believe autonomy allows our employees to move faster, be more efficient and learn from their own mistakes.

Speed and execution. Speed is the key to success in everything we do. We constantly push ourselves to learn fast, gain first-mover advantage, and deliver quickly. As part of this value, we also expect all team members to reimagine how they work with AI. As we continue to scale, our ability to execute and adapt quickly will continue to give us a competitive edge.

Inclusivity. Belonging and inclusion are rooted in the core of our company. We celebrate individuality together as a team. We have embedded inclusivity not only within the company’s values but also within the platform, providing a user experience open to everyone.

Privacy and security

We are committed to providing our customers with a highly secure and reliable environment, and to giving them peace of mind while they manage their data on the platform. By using top-of-the-line security tools and aligning with the strictest security and data protection measures available on the market, we meet the needs of all verticals, including those with stringent requirements, such as healthcare and banking. We earn the trust of our customers by making data security our top priority.

In order to increase our customers’ privacy and security capabilities, we have the Guardian add-on to enhance data protection and governance, streamline organization-wide access, and adhere to compliance requirements with an extra layer of protection. The add-on includes: Tenant-level encryption (TLE), Bring Your Own Key (BYOK) and Multiple SSOs capabilities.

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

Our security strategy and controls are based on international standards and industry best practices, such as ISO 27001, ISO 27018, and OWASP Top 10, and are subject to independent annual SOC2 audits. Additionally, our security strategy and controls include features that are designed to comply with HIPAA-compliant features.

We have a dedicated privacy team that builds and executes our privacy program, which includes working with our legal teams to conduct product and feature reviews, privacy and impact assessments, and support for data protection and privacy-related requests. We monitor guidance from industry and regulatory bodies and update our product features and contractual commitments accordingly.

Part 1 - Who we are   39

FY2025 20-F

Our facilities

Our current corporate headquarters are located in Tel Aviv, Israel where we lease approximately 230,000 square feet pursuant to an operating lease that is expected to expire in May 2031. We plan to expand our office space in Tel Aviv by an additional 118,000 square feet by the end of 2026.

We also lease office space in New York City, Denver, São Paulo, London, Warsaw, Sydney, Melbourne, Tokyo, Paris, Munich, and Singapore, and are planning to open office space in Atlanta in 2026. We further intend to expand our global facilities and lease additional office space as we recruit more employees and enter new geographic markets. We believe suitable additional or alternative space will be available as needed to accommodate any such growth. We are committed to ensuring that all new buildings, even though led by third-party developers, follow sustainable principles.

Our offices are designed to support our work culture, as well as each location’s local culture. When designing our global offices, we create a local identity that incorporates unique aspects of each location. We promote ownership and transparency with a completely open workspace and glass-walled conference rooms. There are no private offices, without exception. All our meeting rooms are optimized for both online and face-to-face meetings to facilitate seamless collaboration between employees globally. We also strategically place hundreds of dashboards throughout the office to encourage transparency and data-driven decision-making. In every element of our office design, we are mindful of our environmental impact. Wherever possible in our offices, we implement smart energy and waste management systems.

Our workforce

As of December 31, 2025, we had 3,155 employees worldwide. Provided below is a breakdown of employees by region:

Region	Americas	Europe	APAC	IL
Employee count	755	514	157	1,729

Part 1 - Who we are   40

FY2025 20-F

Belonging and inclusion

At monday.com, we are committed to building an equitable and inclusive workplace that empowers our employees to do their best work in service of our customers and communities. We recognize and value the competitive advantage that comes with having varied teams, equitable employee experiences, and an inclusive workplace. We understand this is both the right thing to do and critical to our continued growth and success as a global organization.

We have nine Employee Resource Groups (ERGs) that are open to all employees and aim to create business impact through initiatives that support talent attraction, retention, professional and leadership development, as well as employee engagement. Through several key engagements with organizations, our ERGs create programming for their members and support our efforts to establish relationships with organizations with which we plan to create long-term partnerships as we scale our inclusion efforts.

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

We also prioritize our employees’ mental health by offering confidential therapy sessions, free subscriptions to a meditation and sleep app, meditation rooms, and a daily mindfulness group.

Learning and development

Through our learning and development programs, we work to continuously improve the performance of our workforce and invest in the career development of each employee.

Management workshops

We believe one of the best ways to retain and develop our talent is by ‘leading the leaders’. We conduct onboarding and ongoing sessions with our managers to provide them with the tools they need to manage, mentor and develop their employees. The sessions also empower them to effectively deal with day-to-day managerial challenges and conflicts in order to create the best possible work environment.

Part 1 - Who we are   41

FY2025 20-F

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

monday.com for Nonprofits

We help nonprofits scale their impact by leveraging the power of monday.com’s Work OS. By providing nonprofits with the platform and skills they need, they can be more effective and productive in their mission.

The monday.com Foundation

The monday.com Foundation (“Foundation“) is a philanthropic initiative focused on supporting communities across the world through technology, human capital, and financial resources.

The Foundation was incorporated in Israel in 2024 as a Public Benefit Company (a nonprofit organization for public purposes). Upon its incorporation, various social impact initiatives that were part of monday.com’s philanthropic efforts were transferred into the Foundation, including the Emergency Response Team and Tech School.

The Emergency Response Team (“ERT”) partners with the humanitarian aid sector to enhance and scale its core disaster response operations and impact with the monday.com platform. The initiative is run by a team of experts and volunteers from monday.com and the greater ecosystem.

Tech School is a program launched in 2023 that empowers youth from underserved communities with tech skills and innovation in order to close the digital gap. The initiative is run by a dedicated team together with educational professionals, and supported by industry leaders and mentors.

Part 1 - Who we are   42

FY2025 20-F

Organizational structure

The legal name of our company is monday.com Ltd., and we are organized under the laws of the State of Israel.

The following table sets forth our key subsidiaries, all of which are 100% owned directly by monday.com Ltd.:

Name of subsidiary	Place of incorporation
monday.com Inc.	Delaware, United States
monday.com Pty Ltd.	Australia
monday.com UK 2020 Ltd.	United Kingdom
monday.com Ltda.	Brazil
monday.com K.K.	Japan
monday.com Sp. Z O.O.	Poland
monday.com PTE. LTD.	Singapore
monday.com SAS	France
monday.com GmbH	Germany
MONDAY.COM, S.A. DE C.V.	Mexico

Part 1 - Who we are   43

FY2025 20-F

Part 2 - Directors and senior management

The following table sets forth the name and position of each of our senior management and directors as of the date of this annual report:

Name	Age	Position
Senior management and Employee Directors:
Roy Mann(1)	47	Co-Founder, Co-Chief Executive Officer, Director
Eran Zinman	42	Co-Founder, Co-Chief Executive Officer, Director
Eliran Glazer	54	Chief Financial Officer
Daniel Lereya	41	Chief Product and Technology Officer
Casey George	54	Chief Revenue Officer
Shiran Nawi	42	Chief People and Legal Officer
Harris Beber	46	Chief Marketing Officer
Adi Dar	54	Chief Customer Officer
Non-Employee Directors
Jeff Horing	62	Independent Director, Chairperson of the Board of Directors
Aviad Eyal(1)(2)	55	Independent Director
Avishai Abrahami	54	Independent Director
Gili Iohan(2)	50	Independent Director
Ronen Faier(1)(2)	55	Independent Director
Petra Jenner	61	Independent Director

(1)	Serves as a member of our corporate responsibility and sustainability committee.

(2)	Serves as a member of our audit committee, compensation committee, and nominating and corporate governance committee.

Part 2 - Directors and senior management    44

FY2025 20-F

Senior management

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

FY2025 20-F

Daniel Lereya has served as our Chief Product and Technology Officer since 2023, and previously served as our Vice President of Research and Development since October 2016 and Vice President of Product since December 2020. Mr. Lereya previously served in numerous positions, including as a software team leader at International Business Machines Corp. (NYSE: IBM) from November 2012 to October 2016, and as a software engineer at SAP SE from February 2011 to October 2012. Mr. Lereya holds a B.Sc. in Computer Science and Economics from Tel Aviv University, Israel.

Casey George has served as our Chief Revenue Officer since 2025. Previously, Casey was Executive Vice President of Global Sales at Qlik, a leading data and analytics cloud company. He joined Qlik through its acquisition of Talend, a data integration software company, where he served as CRO. Before Talend, Casey was Senior Vice President and General Manager at Verint, and held several leadership roles during his over two-decade tenure at IBM, with the latest being General Manager of the company's North American cybersecurity business. He holds a Bachelor of Science in Management of Technology from Southern Polytechnic State University, a Master of Science in Management from Mercer University's Stetson School of Business and Economics, and an MBA from Georgia Institute of Technology's Scheller College of Business.

Shiran Nawi has served as our Chief People and Legal Officer since 2023, and previously served as our General Counsel since June 2018. Prior to joining monday.com, Ms. Nawi served as a senior legal counsel at Wix.com Ltd. (Nasdaq: WIX) from June 2014 to June 2018 and as an associate at Israeli, Ben-Zvi, Attorneys at Law, from July 2009 to April 2014. Ms. Nawi holds an L.L.B. and a Master of Business Taxation from The College of Management Academic Studies, Israel, and is a member of the Israel Bar Association.

Part 2 - Directors and senior management    46

FY2025 20-F

Harris Beber has served as our Chief Marketing Officer (CMO) since 2025. Most recently, Harris led global marketing for Google Workspace, helping launch, monetize, and drive adoption of AI innovations across the full product suite. Prior to that, he was CMO at Waze and Vimeo. He also served as CMO of The Nature’s Bounty Co. and held senior marketing roles at Amazon and Shutterfly. He holds a Bachelor’s degree and an MBA from Binghamton University School of Management.

Adi Dar has served as our Chief Customer Officer (CCO) since 2025, and prior to that served as Chief Operating Officer since 2024. Adi previously served as the CEO of ELOP, an electro-optics subsidiary of Elbit Systems (Nasdaq: ESLT). Prior to ELOP, he founded and led Elbit Systems' Intelligence and Cyber division. Adi is also the founder of Cyberbit, a leading cybersecurity company. Adi holds a Bachelor's degree in Industrial Engineering from Technion - Israel Institute of Technology and an MBA from Tel Aviv University, Israel.

Part 2 - Directors and senior management    47

FY2025 20-F

Directors

Jeff Horing has served as a member of our board of directors since May 20, 2017. Mr. Horing has been a Managing Director of Insight Partners, a private equity investment firm he co-founded, since 1995. Mr. Horing previously served on the board of directors of nCino, Inc. (Nasdaq: NCNO) from February 2015 until December 2025, WalkMe Ltd. (NYSE: WKME) until November 2024, Alteryx, Inc. (NYSE: AYX.) until March 2024 and JFrog Ltd. (Nasdaq: FROG) until December 2023. In addition, Mr. Horing currently serves on the board of directors of several privately held companies. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management.

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

Part 2 - Directors and senior management    48

FY2025 20-F

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

Gili Iohan has served as an independent director on our board of directors since June 9, 2021. Since 2018, Ms. Iohan has been a partner at ION Crossover Partners, an Israeli-based cross-over fund and has been a Partner of Cato Networks since 2024. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. (Nasdaq: VRNS), and Fiverr International Ltd. (Nasdaq: FVRR), as well as Aqua Security Ltd. and Lusha Ltd. Ms. Iohan previously served on the board of directors of SimilarWeb Ltd. (NYSE. SMWB) until 2024. Ms. Iohan holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Part 2 - Directors and senior management    49

FY2025 20-F

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

Petra Jenner has served as an independent director on our board of directors since April 2024. Petra is currently Senior Vice President and General Manager for Europe, Middle East, and Africa (EMEA) at Splunk, where she oversees the company’s go-to-market strategy and growth in the region. Prior to Splunk, she held various executive positions of increasing responsibility during her six-year tenure at Salesforce and leadership roles with Microsoft, Checkpoint Software, and Pivotal. Based in Munich, she studied International Management at the Stanford Graduate School of Business in Singapore and holds a Master’s Degree in Business and IT.

Part 2 - Directors and senior management    50

FY2025 20-F

Part 3 - Major Shareholders and Related Party Transactions

Major shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2025, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2025, and RSUs that shall vest within 60 days of December 31, 2025, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 51,160,822 ordinary shares outstanding as of December 31, 2025.

As of December 31, 2025, we had 12 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 46,462,971 of our outstanding ordinary shares, or approximately 91% of our outstanding ordinary shares as of December 31, 2025. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Part 7 - Additional Information - Memorandum and Articles of Association.” None of our principal shareholders or our directors and senior management have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is monday.com Ltd., 6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel. A description of any material relationship our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2023 is included under “Related Party Transactions.”

Part 3 - Major Shareholders and Related Party Transactions   51

FY2025 20-F

Shares Beneficially Owned

Name of Beneficial Owner	Number	%
Principal Shareholders
Capital World Investors(1)	3,286,461	6.4
WCM Investment Management, LLC(2)	3,761,924	7.4
Directors and Executive Officers
Roy Mann(3)	4,932,613	9.6
Eran Zinman(4)	1,736,323	3.4
Eliran Glazer(5)	30,277	*
Daniel Lereya(6)	67,747	*
Shiran Nawi(7)	39,845	*
Casey George	–	*
Avishai Abrahami(8)	104,273	*
Aviad Eyal(9)	210,177	*
Jeff Horing(10)	5,454	*
Ronen Faier(11)	4,773	*
Gili Iohan(12)	4,773	*
Petra Jenner (13)	939	*
All executive officers and directors as a group (12 persons)	7,137,194	13.9

*	Indicates ownership of less than 1%.

(1)	Based on the Schedule 13G filed by Capital World Investors with the SEC on February 13, 2026, Capital World Investors has sole voting power and sole dispositive power over 3,286,461 ordinary shares.

(2)	Based on the Schedule 13G/A filed by WCM Investment Management, LLC with the SEC on February 1, 2026, WCM Investment Management, LLC has sole voting power and sole dispositive power over 3,761,924 ordinary shares.

(3)	Consists of (i) 4,824,159 ordinary shares held of record by Roy Mann, (ii) 108,147 ordinary shares subject to options held by Roy Mann that are exercisable within 60 days, of December 31, 2025, and (iii) 307 RSUs held by Roy Mann that vest within 60 days of December 31, 2025.

(4)	Consists of (i) 1,641,919 ordinary shares held of record by Eran Zinman, (ii) 93,495 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of December 31, 2025, and (iii) 909 RSUs held by Eran Zinman that vest within 60 days of December 31, 2025.

(5)	Consists of (i) 12,384 ordinary shares held of record by Eliran Glazer, (ii) 15,655 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of December 31, 2025 and (iii) 2,238 RSUs held by Eliran Glazer that vest within 60 days of December 31, 2025.

Part 3 - Major Shareholders and Related Party Transactions   52

FY2025 20-F

(6)	Consists of (i) 16,251 ordinary shares held of record by Daniel Lereya, (ii) 49,822 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of December 31, 2025 and (iii) 1,674 RSUs held by Daniel Lereya that vest within 60 days of December 31, 2025.

(7)	Consists of (i) 13,006 ordinary shares held of record by Shiran Nawi, (ii) 25,433 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of December 31, 2025 and (iii) 1,406 RSUs held by Shiran Nawi that vest within 60 days of December 31, 2025.

(8)	Consists of (i) 4,773 ordinary shares held of record by Avishai Abrahami, and (ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of December 31, 2025.

(9)	Consists of 210,177 ordinary shares held of record by Aviad Eyal.

(10)	Consists of 5,454 ordinary shares held of record by Jeff Horing.

(11)	Consists of 4,773 ordinary shares held of record by Ronen Faier.

(12)	Consists of 4,773 ordinary shares held of record by Gili Iohan.

(13)	Consists of (i) 805 ordinary shares held of record by Petra Jenner, and (ii) 134 RSUs held by Petra Jenner that vest within 60 days of December 31, 2025.

As of December 31, 2025, each of Sonnipe Limited and FMR LLC, which previously beneficially owned approximately 8.2% and 5.3% of our ordinary shares, respectively, no longer held more than 5% of our ordinary shares.

Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of our material related party transactions since January 1, 2023.

monday.com Foundation

We established the Digital Lift Initiative to further our mission of closing the digital divide between the for-profit and nonprofit sectors. Our goal is for the Digital Lift Initiative to provide a robust digital transformation toolbox for nonprofit teams.

In order to aid us in carrying out aspects of our Digital Lift Initiative, we established an Israeli ‘Public Benefit’ company, the monday.com Foundation. The monday.com Foundation is charged with helping us carry out our social responsibility mission. On August 26, 2024 we issued 68,000 Ordinary Shares of the Company to the monday.com Foundation.

Part 3 - Major Shareholders and Related Party Transactions   53

FY2025 20-F

Donation and Loan Agreement

On August 26, 2024, we entered into a Donation and Loan Agreement with the Foundation (the “Donation and Loan Agreement”). Under the Donation and Loan Agreement, we undertook to provide the Foundation with a one-time donation of $6.3 million, reflecting 1% of the proceeds received through our initial public offering. The donation amount is intended to support the Foundation’s operations solely for the charitable causes and purposes referred to in the Donation and Loan Agreement. In addition, under the Donation and Loan Agreement, we are authorized to grant loans to the Foundation (the “Foundation Loans”) to support the Foundation’s ongoing activities. Interest accrues on the Foundation Loans from the date any such loan is granted and until repayment of the Foundation Loan, and the interest rate will be in accordance with Section 3(j) of the Ordinance. The Foundation Loans will mature and be repaid by no later than 90 days following receipt of notice from us, and the Foundation is entitled to early repayment without penalty. The entire loan amount under any Foundation Loan will become immediately due and payable upon the occurrence of customary default events.

Services Agreement

On August 26, 2024, we entered into a Services Agreement with the Foundation (the “Foundation Services Agreement”), under which we are permitted to provide the Foundation with certain services necessary for the operation and activities of the Foundation, such as lease, logistics, IT and HR services. The fees in consideration of such services will be determined from time to time based on the costs we incur in the provision of such services, and shall not exceed $1.5 million per calendar year. In addition, under the Foundation Services Agreement, the Foundation may participate in promotional and referral activities to advance our social impact plans (such as our pre-existing nonprofit and HERO plans). Solely for this purpose, and subject to the conditions specified in the Foundation Services Agreement, we undertook to grant the Foundation a limited worldwide, non-exclusive, non-sublicensable, non-transferable license to use our trademarks, logos, and other brand or creative materials in connection with such promotional and referral activities. These promotional and referral activities shall not entitle the Foundation to any payment by us.

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

Part 3 - Major Shareholders and Related Party Transactions   54

FY2025 20-F

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

Exculpation, Indemnification and Insurance

Our articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by Israeli law. We have entered into agreements with certain of our office holders, including our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent these liabilities are not covered by insurance. See “Part 7 - Additional Information - Compensation— Employment agreements with executive officers and directors — Exculpation, Indemnification, and Insurance.”

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as of June 21, 2019, as amended on April 27, 2021 and June 10, 2021 (“Investors’ Rights Agreement”). The Investors’ Rights Agreement will provide, among other things, that certain holders of our ordinary shares, including Roy Mann, who holds more than 5% of our outstanding ordinary shares have the right to demand we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see Exhibit 2.2 “Description of Securities — Registration Rights.”

Part 3 - Major Shareholders and Related Party Transactions   55

FY2025 20-F

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

monday.com FY-25 overview in numbers

$1,232M	27%	89%
Revenue	YoY revenue growth	Gross margin

110%	$334M	$323M
Net Dollar	Net cash provided by	Adjusted free cash
Retention Rate (1)	operating activities	flow, representing 26%
	representing 27% of revenue	of revenue (2)

(1)	For the definition of Net Dollar Retention Rate see “Part 4 - Operating and Financial Review and Prospects - Key Business Metrics”.

(2)	Non-GAAP measure. See “Part 4 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

Part 4 - Operating and Financial Review and Prospects   56

FY2025 20-F

Growth at scale

We have experienced rapid growth since we launched our product in 2014.

•	Revenue: Our revenue was $1,232.0 million, $972.0 million, and $729.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Year-over-Year Revenue Growth: An increase of 27%, 33%, and 41% in the years ended December 31, 2025, 2024 and 2023, respectively.

•	Net Income (Loss): Our net income (loss) was $118.7 million, $32.4 million, and ($1.9) million for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Net Cash Provided by Operating Activities: Our net cash provided by operating activities was $333.6 million, $311.1 million, and $215.4 million in the years ended December 31, 2025, 2024 and 2023, respectively.

•	Adjusted Free Cash Flow: Our adjusted free cash flow was $322.7 million, $295.8 million and $204.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Key Business Metrics

We believe our growth and financial performance are dependent upon many factors, including the key factors described below.

A Large and Diversified Customer Base

We are focused on expanding within our existing customer base by increasing the number of users within the organization, upgrading to higher tiers and offering additional add-on services and products, including our AI-powered capabilities. Our operating results and growth opportunities depend, in part, on our ability to expand relationships with existing customers and attract new larger customers. We believe we have significant greenfield opportunities among addressable customers worldwide and we will continue to invest in our research and development to differentiate our products and AI offerings from competitive products and services. We will also continue to invest in our sales and marketing to help us take advantage of this opportunity. To this extent, we are making significant investments in our sales and marketing efforts, including investment and expansion of our CRO teams.

As of December 31, 2025, we had over 250,000 paying customers, compared to nearly 245,000 as of December 31, 2024. We define “customer” to mean a unique web domain-based account that is on a paid subscription plan, which could include an organization, educational or government institution, or distinct business unit of an organization. With more than 250,000 customers, we are not reliant on any specific customer, as no single customer accounts for more than 1% of our revenues, and our top 100 customers accounted for less than 10% of our revenues for the years ended December 31, 2025 and 2024.

Part 4 - Operating and Financial Review and Prospects   57

FY2025 20-F

Consistent Growth of Enterprise Customers

Our ability to successfully move upmarket is demonstrated by the consistent growth in the number of our enterprise customers. We grew the number of enterprise customers, which we define as customers with more than $50,000 in Annual Recurring Revenue (“ARR”) (defined below), on our platform by 34% from 3,201 customers as of December 31, 2024, to 4,281 customers as of December 31, 2025. The ARR from such enterprise customers grew by 42% from December 31, 2024, to December 31, 2025, outpacing our overall ARR growth. As of December 31, 2025 and December 31, 2024, such enterprise customers accounted for 41% and 36% of our ARR, respectively. In addition, such enterprise customers are significantly more likely to adopt multiple products of ours. As of December 31, 2025, 29% of our enterprise customers had multiple products as compared to 6% of our sub-$50,000 ARR customers.

Customers with more than $100,000 in ARR grew by 45% during the 12 months ending on December 31, 2025, from 1,207 customers as of December 31, 2024, to 1,756 customers as of December 31, 2025. The ARR from such enterprise customers grew by 49% from December 31, 2024, to December 31, 2025. As of December 31, 2025 and December 31, 2024, such enterprise customers accounted for 28% and 24% of our ARR, respectively.

Customers with more than $500,000 in ARR grew by 74% during the 12 months ending on December 31, 2025, from 50 customers as of December 31, 2024, to 87 customers as of December 31, 2025. The ARR from such enterprise customers grew by 87% from December 31, 2024, to December 31, 2025. As of December 31, 2025, and December 31, 2024, such enterprise customers accounted for 6% and 4% of our ARR, respectively.

“Annual Recurring Revenue” or “ARR” is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan, assuming that any contract that expires during the next 12 months is renewed on its existing terms.

We believe ARR illustrates the improvements we have made to our products to increase the value we deliver to our customers over time. We expect the percentage of ARR attributable to customers with more than $50,000, $100,000 and $500,000 in ARR to increase.

Net Dollar Retention Rate

We expect to derive a significant portion of our revenue growth from expansion within our customer base, where we have an opportunity to expand adoption of our products across teams, departments, and organizations. We believe our dollar-based net retention rate (“Net Dollar Retention Rate”) underscores the significant opportunity to further expand within our customer base, particularly those that generate high annual revenue.

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current

Part 4 - Operating and Financial Review and Prospects  58

FY2025 20-F

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

Our Net Dollar Retention Rate may fluctuate due to a number of factors, including the level of penetration within our customer base, expansion of products and features, the introduction of new offerings, pricing adjustments or changes in packaging, and our ability to retain our customers.

Our Net Dollar Retention Rate for all of our customers was 110%, 112% and 110% for the three months ended December 31, 2025, 2024, and 2023, respectively. Net Dollar Retention Rate for Customers with more than $50,000 in ARR was 116%, 115% and 115% for the three months ended December 31, 2025, 2024, and 2023, respectively. Net dollar Retention Rate for Customers with more than $100,000 in ARR was 116%, 116% and 114% for the three months ended December 31, 2025, 2024, and 2023, respectively.

Our Net Dollar Retention Rate for the three months ended December 31, 2024 was positively impacted by pricing adjustments implemented during 2024 and the first half of 2025 across our entire customer base. The Net Dollar Retention Rate for the three months ended December 31, 2025 reflects continued seat and product expansion with our existing customer base, partially offset by the anniversary of pricing adjustments.

A.  Operating Results

Components of Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations.

Part 4 - Operating and Financial Review and Prospects  59

FY2025 20-F

Revenue

We derive revenue mainly from monthly or annual subscription agreements with our customers for access to our cloud-based Work OS products. Our customers do not have the ability to take possession of our software.

Cost of Revenue

Cost of revenue consists of merchant and credit card processing fees, hosting and cloud infrastructure fees (including costs associated with AI compute, model usage and data processing), amortization of capitalized software development costs, subcontractor costs, salaries and related expenses, share-based compensation, software license fees, and allocated overhead costs.

Gross Profit and Gross Margin

Gross profit, or revenue less cost of revenues, and gross margin, or gross profit as a percentage of revenue, has been, and will continue to be, affected by various factors, including the timing of our acquisition of new customers, renewals of and follow-on sales to existing customers, costs associated with operating our cloud-based products, and the extent to which we expand our operations and customer support organizations. As adoption of our AI-powered offerings increases, we expect associated infrastructure and compute costs to increase. As a result, we expect our gross margin to decline modestly in the mid-term, before stabilizing over the long term as we drive efficiencies and scale.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Sales and marketing expenses are the most significant component of our operating expenses and consist of marketing and advertising expenses and commissions paid. In addition, personnel-related expenses are a substantial component of our operating expenses and consist of salaries, benefits, and share-based compensation expenses. Operating expenses also include an allocation of overhead costs for facilities and shared IT-related expenses, including depreciation expenses.

Research and Development Expenses

Research and development expenses include salaries and related expenses, share-based compensation, subcontractor costs and allocated overhead costs.

As we continue to focus our research and development efforts on enhancing our Work OS and existing products, expanding our AI-powered capabilities, and building new products, we expect our research and development expenses to increase in absolute dollar amounts and remain at approximately the same level as a percentage of revenue. We foresee that such investment in research and development will contribute to our long-term growth, but will also negatively impact our short-term profitability. For the years ended December 31, 2025, 2024 and 2023, our research and development expenses as a percentage of revenue were approximately 26%, 22% and 21%, respectively.

Part 4 - Operating and Financial Review and Prospects   60

FY2025 20-F

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation expenses for our employees, including share-based compensation, online and offline marketing and advertising expenses, commissions, and allocated overhead costs.

Our sales related commissions as a percentage of revenue were approximately 2%, 5% and 6% for the years ended December 31, 2025, 2024, and 2023, respectively. The year-over-year decrease is related to changes in our commissions model. For the years ended December 31, 2025, 2024 and 2023, our sales and marketing expenses as a percentage of revenue were approximately 51%, 55% and 60%, respectively.

As part of our ongoing go-to-market evolution, we are increasingly allocating resources toward enterprise sales efforts, including expanding our direct sales capacity and brand marketing initiatives. This has included rebalancing investments away from certain online marketing channels toward initiatives that we believe support long-term customer relationships and higher value contracts.

We expect our sales and marketing expenses will increase in absolute dollar amounts, as we plan to expand our sales and marketing efforts globally through personnel, online and offline marketing efforts and brand awareness. In the long term, as our business scales through customer expansion and market awareness, we anticipate that sales and marketing expenses as a percentage of total revenue will continue to decline.

General and Administrative Expenses

General and administrative expenses consist of salaries and related expenses, share-based compensation, charitable contributions to the monday.com Foundation, professional service fees and allocated overhead costs.

We expect our general and administrative expenses to increase in absolute dollars as we continue to grow and expand our operations and operate as a public company. In the long term, we expect that general and administrative expenses as a percent of total revenue will remain at approximately the same level. For the years ended December 31, 2025, 2024 and 2023, our general and administrative expenses as a percentage of revenue were approximately 12%, 15% and 13%, respectively.

Financial Income, net

Financial income, net, consists primarily of interest generated by our money market funds, bank deposits and marketable securities, amortization of discount on marketable securities, and foreign exchange gains and losses, offset by bank charges and interest expenses.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists of a one-time tax benefit associated

Part 4 - Operating and Financial Review and Prospects  61

FY2025 20-F

with the reversal of the valuation allowance associated with our deferred tax assets of $61.1 million, partially offset by income tax related to foreign jurisdictions in which we conduct business.

Comparison of Period-to-Period Results of Operations

The following tables set forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Revenue	$1,231,997	$971,995	$729,695
Cost of revenue (1)	133,099	103,691	80,645
Gross profit	1,098,898	868,304	649,050
Operating expenses:
Research and development (1)	320,799	213,709	156,500
Sales and marketing (1)	630,851	533,539	438,402
General and administrative (1)(2)	148,996	142,090	92,733
Total operating expenses	1,100,646	889,338	687,635
Operating loss	(1,748)	(21,034)	(38,585)
Financial income, net	61,065	55,500	41,911
Income before income taxes	59,317	34,466	3,326
Income tax benefit (expense)	59,425	(2,094)	(5,203)
Net income (loss)	$118,742	$32,372	$(1,877)

(1)	Includes share-based compensation expense as follows:

Part 4 - Operating and Financial Review and Prospects  62

FY2025 20-F

	Year ended December 31,
	2025	2024	2023
		(in thousands)
Cost of revenue	$8,561	$6,603	$6,307
Research and development	82,250	50,995	38,737
Sales and marketing	44,084	33,865	25,395
General and administrative (2)	42,116	55,654	29,747
Total share-based
compensation expense	177,011	147,117	100,186

(2)	G&A expenses in 2024 include (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our ordinary shares that we contributed to the monday.com Foundation and is presented as part of share-based compensation in the table above, and (ii) a one-time cash contribution of $6.3 million from us to the monday.com Foundation, calculated based on 1% of the gross proceeds from our initial public offering.

	Year ended December 31,
	2025	2024	2023
Revenue	100%	100%	100%
Cost of revenue	11	11	11
Gross profit	89	89	89
Operating Expenses:
Research and development	26	22	21
Sales and marketing	51	55	60
General and administrative	12	15	13
Total operating expenses	89	92	94
Operating loss	(0)	(2)	(5)
Financial income, net	5	6	6
Income before income taxes	5	3	1
Income tax benefit (expense)	5	(0)	(1)
Net income (loss)	10%	3%	(0)%

Amounts may not sum to 100% due to rounding

Part 4 - Operating and Financial Review and Prospects  63

FY2025 20-F

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

	Year ended December 31,
	2025	2024	$ change	% change
		(in thousands)
Revenue	$1,231,997	$971,995	$260,002	27%

Revenue was $1,232.0 million for the year ended December 31, 2025, an increase of $260.0 million, or 27%, compared to $972.0 million for the year ended December 31, 2024.

This increase was driven primarily by a combination of deferred revenue and open sales orders from prior periods' transactions in the amount of $141.0 million, and new business activity from the current period of $119.0 million. Specifically, out of the $1,232.0 million of revenue for 2025, $516.0 million was associated with performance obligations from prior periods and $716.0 million was derived from current period activity, including contract renewals, expansions, and new client acquisitions.

The overall growth was driven by: (i) strong retention and renewals, successfully maintaining our core revenue base through consistent contract renewals; (ii) upselling and expansion efforts, including increased seat penetration, multi-product adoption, and broader adoption of AI capabilities, all of which significantly contributed to growth from existing customer transactions; and (iii) new client acquisition, securing new contracts and further expanding our market reach.

Cost of Revenue and Gross Profit

	Year ended December 31,
	2025	2024	$ change	% change
		(in thousands)
Cost of revenue	$133,099	$103,691	$29,408	28%
Gross profit	89%	89%

Cost of revenue was $133.1 million for the year ended December 31, 2025, an increase of $29.4 million, or 28%, compared to $103.7 million for the year ended December 31, 2024.

This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $8.3 million in salaries and related expenses and an increase of $2.0 million in share-based compensation expenses, due to increase in the number of employees, an increase of $7.1 million in hosting expenses, an increase of $5.7 million in third-party consulting costs, an increase of $3.0 million in processing fees, an increase of $1.4 million in software costs, and an increase in allocated overhead costs of $1.0 million

Part 4 - Operating and Financial Review and Prospects   64

FY2025 20-F

as a result of increased overall costs to support our business growth and related infrastructure.

Operating Expenses

	Year ended December 31,
	2025	2024	$ change	% change
		(in thousands)
Research and development	$320,799	$213,709	$107,090	50%
Sales and marketing	630,851	533,539	97,312	18%
General and administrative	148,996	142,090	6,906	5%
Total operating expenses	$1,100,646	$889,338	$211,308	24%

Research and Development Expenses

Research and development expenses were $320.8 million for the year ended December 31, 2025, an increase of $107.1 million, or 50%, compared to $213.7 million for the year ended December 31, 2024.

This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $59.6 million in salaries and related expenses and an increase of $31.3 million in share-based compensation expenses due to an increase in the number of employees, an increase of $10.3 million in allocated overhead costs as a result of increased overall costs to support our business growth and related infrastructure, an increase of $2.9 million in software costs, and an increase of $1.9 million in hosting costs.

Sales and Marketing Expenses

Sales and marketing expenses were $630.9 million for the year ended December 31, 2025, an increase of $97.3 million, or 18%, compared to $533.5 million for the year ended December 31, 2024.

This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $79.6 million in salaries and related expenses and an increase of $10.2 million in share-based compensation expenses due to an increase in the number of employees, an increase of $18.6 million in online marketing campaigns, branding and costs associated with global events, an increase of $7.4 million in allocated overhead costs to support our business growth and related infrastructure, an increase of $2.0 million in software costs, an increase of $1.6 million in courses and conferences expenses, and an increase of $2.2 million in travel expenses, partially offset by a decrease of $25.2 million in partners commission expenses, due to capitalization.

General and Administrative Expenses

General and administrative expenses were $149.0 million for the year ended December 31, 2025, an increase of $6.9 million, or 5%, compared to $142.1 million for the year ended December 31, 2024.

Part 4 - Operating and Financial Review and Prospects   65

FY2025 20-F

This increase is directly related to the growth and scale of our business and was primarily driven by an increase of $20.5 million in salaries and related expenses due to an increase in the number of employees, an increase of $9.5 million in rent and related expenses mainly due to global expansion, an increase of $4.2 million in third-party consulting costs, an increase of $2.8 million in software expenses, an increase of $2.0 million in depreciation expenses, an increase of $1.9 million in bad debt expenses, an increase of $1.5 million in employees welfare expenses, an increase of $1.3 million in office maintenance expenses, an increase of $1.0 million in travel expenses, and an increase of $0.8 million in IT expenses, partially offset by an $18.7 million increase in overhead allocation expenses to other departments, a $13.5 million decrease in share-based compensation expenses due to a $17.9 million equity contribution to the monday.com Foundation in 2024 and a $7.1 million decrease in donation expenses mainly due to a one-time cash contribution of $6.3 million in 2024 to the monday.com Foundation.

Financial Income, Net

	Year ended December 31,
	2025	2024	$ change	% change
		(in thousands)
Financial income, net	$61,065	$55,500	$5,565	10%

Financial income, net, was an income of $61.1 million for the year ended December 31, 2025, an increase of $5.6 million, or 10%, compared to income of $55.5 million for the year ended December 31, 2024.

This increase in income was partially driven by positive global macroeconomic trends, such as higher interest on our money market funds, bank deposits and marketable securities and amortization of discount of $4.2 million, and lower foreign currency losses of $1.7 million.

Income Tax Benefit (Expense)

	Year ended December 31,
	2025	2024	$ change	% change
		(in thousands)
Income tax benefit (expense)	$59,425	$(2,094)	$61,519	2,938%

Income tax benefit (expense) was a benefit of $59.4 million for the year ended December 31, 2025 compared to income tax expense of $2.1 million for the year ended December 31, 2024. The change was primarily attributable to the reversal of the valuation allowance on the Company’s deferred tax assets in the fourth quarter of 2025 of $61.1 million.

During 2024 and 2025, the Company generated sustained consolidated pretax income and, as of December 31, 2025, achieved cumulative pretax

Part 4 - Operating and Financial Review and Prospects   66

FY2025 20-F

income over the most recent three-year period. In addition, the Company has utilized net operating loss carryforwards in recent periods and expects to fully utilize the remaining balance during 2026. Based on this positive evidence, management concluded it is more likely than not that the Company’s deferred tax assets will be realized and, accordingly, reversed the valuation allowance previously recorded.

The valuation allowance reversal resulted in a non-cash income tax benefit during the year and significantly reduced the Company’s effective tax rate for 2025. No valuation allowance was recorded on deferred tax assets as of December 31, 2025.

For a comparison of the years ended December 31, 2024 and 2023, please see our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025.

Non-GAAP Financial Measures

We regularly review several financial measures, including non-GAAP operating income and adjusted free cash flow, to evaluate our business, measure our performance, identify trends in our business, prepare financial forecasts and make strategic decisions. We believe these non-GAAP financial measures are useful in evaluating our performance in addition to our financial results prepared in accordance with GAAP. You should read these non-GAAP measures in conjunction with the discussion of our GAAP results of operations and together with our consolidated financial statements and related notes included elsewhere in this annual report.

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

The following table sets forth our non-GAAP operating income and adjusted free cash flow for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
		(in thousands)
Non-GAAP operating income	$175,263	$132,383	$61,601
Adjusted free cash flow	$322,660	$295,830	$204,945

Non-GAAP Operating income

We define non-GAAP operating income as GAAP operating income (loss), adjusted for certain non-cash items such as share-based compensation

Part 4 - Operating and Financial Review and Prospects   67

FY2025 20-F

expenses. We exclude these items because we believe they do not reflect our ongoing operational performance and may not be comparable across periods. In addition, management uses non-GAAP operating income to evaluate our financial performance and for planning and forecasting purposes. Non-GAAP operating income should not be considered as an alternative to GAAP operating income (loss) or net income as an indicator of operating performance. The following table provides a reconciliation of non-GAAP operating income to GAAP operating loss for the periods indicated:

	Year ended December 31,
	2025	2024	2023
		(in thousands)
Operating loss	$(1,748)	$(21,034)	$(38,585)
Share based compensation	177,011	129,209	100,186
Charitable contribution to foundation (1)	—	24,208	—
Non-GAAP operating income	$175,263	$132,383	$61,601

(1)	Includes (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our ordinary shares that we contributed to the monday.com Foundation and (ii) a one-time cash contribution of $6.3 million from us to the monday.com Foundation, calculated based on 1% of the gross proceeds from our initial public offering.

Adjusted Free Cash Flow

We define adjusted free cash flow as net cash provided by operating activities, less cash used for purchases of property and equipment and capitalized software development costs, plus costs associated with the build-out and expansion of our corporate headquarters.

We believe adjusted free cash flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our operations and for investments in property and equipment and capitalized software development costs. However, we caution that adjusted free cash flow does not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period.

The following table provides a reconciliation of adjusted free cash flow to net cash provided by operating activities for the periods indicated:

Part 4 - Operating and Financial Review and Prospects   68

FY2025 20-F

	Year ended December 31,
	2025	2024	2023
		(in thousands)
Net cash provided by operating activities	$333,644	$311,065	$215,404
Purchase of property and equipment	(20,362)	(13,211)	(7,901)
Capitalized software development costs	(3,380)	(2,024)	(2,558)
Purchase of property and equipment related to build-out and expansion of our corporate headquarters	12,758	—	—
Adjusted free cash flow	$322,660	$295,830	$204,945

B.	Liquidity and Capital Resources

As of December 31, 2025, we had $1,503.1 million in cash and cash equivalents and $162.3 million in short-term investments consisting of marketable securities. In the year ended December 31, 2025, we generated net cash provided by operating activities for the fifth consecutive year since our initial public offering in June 2021.

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

As of December 31, 2025 and 2024, we had deferred revenue of $411.6 million and $342.6 million, respectively. We have generated losses from our operations as reflected in our accumulated deficit of $433.3 million and $552.0 million as of December 31, 2025 and 2024, respectively. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure, and general and administrative expenses to support being a publicly traded company.

We assess our liquidity primarily through our cash on hand, as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe our current cash and cash equivalents and marketable securities will be sufficient to meet our working capital and capital expenditure requirements as well as our share repurchase program for at least the next 12 months and for the foreseeable future.

The Company’s material cash requirements, include the following contractual obligations:

Part 4 - Operating and Financial Review and Prospects   69

FY2025 20-F

Leases:

The Company has lease arrangements for offices. As of December 31, 2025, the Company had fixed lease payment obligations of $189.5 million, with $28.5 million payable within 12 months. Additionally, the Company also signed new lease agreements that have not commenced yet in Israel and the US with total undiscounted cash flows of $51.7 million, of which $1.5 million is payable within the next 12 months.

Other Purchase Obligations:

The Company’s other purchase obligations primarily consist of noncancelable obligations related to supplier arrangements, licensed intellectual property, and hosting. As of December 31, 2025, the Company had other purchase obligations of $73.2 million, with $55.7 million payable within 12 months.

Share repurchase program:

In addition to its contractual cash requirements, the Company authorized a share repurchase program in September 2025 in the amount of up to $870 million with no expiration date. The program does not obligate the Company to acquire a minimum amount of its ordinary shares. In the fourth quarter of 2025, the Company repurchased 883,913 of its ordinary shares in the total amount of $135.0 million. All repurchases were made using cash resources. As of December 31, 2025, $735.0 million remained of our share repurchase program.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented:

	Year ended December 31,
	2025	2024	2023
		(in thousands)
Net cash provided by operating activities	$333,644	$311,065	$215,404
Net cash used in investing activities	(133,716)	(70,805)	(10,459)
Net cash provided by (used in) financing activities	$(108,381)	55,214	$25,289

For a comparison of the years ended December 31, 2024 and 2023, please see our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025.

Operating Activities

Cash provided by operating activities for the year ended December 31, 2025 of $333.6 million was primarily related to our net income of $118.7 million, adjusted for non-cash charges of $189.0 million and net cash inflows of $25.9 million resulting from changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, depreciation and amortization of property and equipment and amortization of discount

Part 4 - Operating and Financial Review and Prospects   70

FY2025 20-F

and accretion of interest on marketable securities. The main drivers of the changes in operating assets and liabilities were $69.0 million in deferred revenue, resulting primarily from increased billings for subscriptions, $60.0 million in accrued expenses and other liabilities, and $8.4 million in accounts payable, primarily driven by payments timing differences. These amounts were partially offset by $61.1 million in deferred tax assets, net, $45.6 million in prepaid expenses and other assets, and $4.7 million in accounts receivable, net, due to increases in sales, primarily driven by timing differences.

Investing Activities

Cash used in investing activities during the year ended December 31, 2025 was $133.7 million, primarily as a result of purchases of $187.8 million of marketable securities, purchases of $20.4 million of property and equipment and $3.4 million of capitalized software development costs, partially offset by proceeds from maturities of marketable securities of $77.9 million.

Financing Activities

Cash used in financing activities for the year ended December 31, 2025 was $108.4 million and was primarily as a result of the repurchase and immediate retirement of our ordinary shares in the amount of $135.0 million and a $15.2 million repayment of tax advance relating to exercises of share options and RSUs, net, partially offset by proceeds of $41.9 million from the exercise of share options, purchases under the employee share purchase plan.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition

Part 4 - Operating and Financial Review and Prospects   71

FY2025 20-F

E.	Critical Accounting Estimates

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

Revenue Recognition

Our revenue consists primarily of subscription revenue derived from access to our Work OS platform. Our subscription contracts are offered primarily on a monthly or annual basis, and a large portion of the arrangements are paid in full upfront at the outset of the arrangement. Customers may not take possession over the software and instead are granted continuous access to our products over the contractual period. Accordingly, the arrangements are accounted for as service contracts.

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

Historically, refunds have not been material and can be reasonably estimated, and therefore no provision for refund liability has been recorded to date.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these services. We determine revenue recognition through the following steps:

Part 4 - Operating and Financial Review and Prospects   72

FY2025 20-F

1.	Identification of the contract, or contracts, with the customer.

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

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Payment terms are generally upfront at the time of the transaction, except for enterprise customers, which are generally net 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. We applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Our policy is to exclude sales and other indirect taxes when measuring the transaction price.

4.	Allocation of the transaction price to the performance obligations in the contract.

Our contracts contain a single performance obligation. Therefore, the entire transaction price is allocated to the single performance obligation.

5.	Recognition of revenue when, or as, a performance obligation is satisfied.

Revenue is recognized ratably over the term of the subscription agreement, generally beginning on the date that the product is made available to a customer.

Part 4 - Operating and Financial Review and Prospects   73

FY2025 20-F

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

The Company has elected to apply the practical expedient allowed by ASC 606, according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less, and the initial commission rate is commensurate with the commission rate on subsequent renewals.

Income Taxes — Valuation Allowance on Deferred Tax Assets

The accounting for income taxes requires management to make significant estimates and judgments in determining the realizability of deferred tax assets. Deferred tax assets are recognized to the extent management concludes it is more likely than not that such assets will be realized, which requires an evaluation of both positive and negative evidence in accordance with ASC 740.

Significant judgment is involved in assessing the weight of available evidence, including historical and projected taxable income, cumulative results over recent periods, the utilization of net operating loss carryforwards, and the duration of carryforward periods. Objective evidence, such as cumulative pretax income or loss in recent years, is given greater weight than subjective evidence, including forecasts of future taxable income.

During 2025, the Company achieved cumulative consolidated pretax income for the three-year period ended December 31, 2025 and continued to utilize net operating loss carryforwards. Based on these factors, and after weighing all available evidence, management concluded it was more likely than not that the Company’s deferred tax assets would be realized and reversed the valuation allowance in the fourth quarter of 2025.

Part 4 - Operating and Financial Review and Prospects   74

FY2025 20-F

Changes in assumptions or future operating results could require the Company to adjust its valuation allowance in future periods, which could have a material effect on income tax expense and the effective tax rate.

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

Foreign Currency Risk

The U.S. dollar is our functional currency. The majority of our revenue was denominated in U.S. dollars for the years ended December 31, 2025, 2024 and 2023; however, certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll and rent.

This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

A decrease of 5% in the U.S. dollar to NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% during each of the years ended December 31, 2025, 2024 and 2023. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

To reduce the impact of foreign exchange risks associated with forecasted future cash flows and the volatility in our Consolidated Statements of Operations, we have established a hedging program, as further described in Note 2 to our audited consolidated financial statements included in this annual report. Foreign currency contracts are generally utilized in this hedging program.

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

Part 4 - Operating and Financial Review and Prospects   75

FY2025 20-F

Our derivatives expose us to credit risk to the extent the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. However, failure of one or more of these financial institutions is possible and could result in incurred losses.

As of December 31, 2025, the notional amount of our outstanding foreign exchange contracts was $188.1 million, all of which met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2025 (in thousands of dollars).

Derivatives designated as hedging instruments:

Maturity in
2026
Foreign exchange contracts:
NIS	$188,088
Total	$188,088

Interest rate risk

We believe we have no significant exposure to interest rate risk, as we have no long-term loans. However, our future interest income may fall short of expectations due to changes in market interest rates.

Part 4 - Operating and Financial Review and Prospects   76

FY2025 20-F

Part 5 - Consolidated Financial Statements and Additional Financial Information

Consolidated Financial Statements

Starting at page 173, we have appended, as part of this annual report, our consolidated financial statements.

Controls and procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, our Co-Chief Executive Officers and our Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has audited the consolidated financial statements included in this annual report on Form 20-F, and, as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of Brightman Almagor Zohar & Co. is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Part 5 - Consolidated Financial Statements and Additional Financial Information   77

FY2025 20-F

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal accountant fees and services

We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for the years ended December 31, 2025 and 2024:

	2025	2024
	(In thousands)
Audit fees (1)	$830	$725

Audit related fees	–	–

Tax Fees (2)	76	65

All other fees (3)	66	–

Total fees	$972	$790

(1)	Audit fees consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

(3)	Other fees relate to due diligences and other non audit services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the Audit Committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2025 and 2024 were approved in accordance with our policy.

Legal Proceedings

From time to time, we may be involved in legal or regulatory proceedings arising in the ordinary course of our business. We are currently not a party to

Part 5 - Consolidated Financial Statements and Additional Financial Information   78

FY2025 20-F

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

Significant Changes

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this annual report.

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

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Part 5 - Consolidated Financial Statements and Additional Financial Information   79

FY2025 20-F

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that as of December 31, 2025, including also 2022-2024, we qualified as an Industrial Company within the meaning of the Industry Encouragement Law, and we believe that we currently continue to qualify as such.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise that is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Part 5 - Consolidated Financial Statements and Additional Financial Information   80

FY2025 20-F

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

From time to time, we may apply to the Israel Innovation Authority (“IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such approval will be granted.

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   81

FY2025 20-F

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

We believe that, as of December 31, 2025 in each of the three years then ended, we qualify as a Preferred Technological Enterprise, and continue to examine our qualification, as well as the amount of Preferred Technological Income we may have, and other benefits that we may receive under the 2017 Amendment. We have obtained tax rulings from the Israel Tax Authority regarding our status as a Preferred Technological Enterprise, which is in effect for the years 2019-2028, subject to provisions. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise”, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and under the condition that there will be no change in the

Part 5 - Consolidated Financial Statements and Additional Financial Information   82

FY2025 20-F

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

Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   83

FY2025 20-F

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (“United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax, unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms specified by the Israel Tax Authority, provide documentation (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority confirming their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at any point in the preceding 12-month period),

Part 5 - Consolidated Financial Statements and Additional Financial Information   84

FY2025 20-F

which will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed, as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred Enterprise, or a Preferred Technological Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on new Israeli legislation such amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027). In addition, according to new legislation, effective January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

Part 5 - Consolidated Financial Statements and Additional Financial Information   85

FY2025 20-F

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   86

FY2025 20-F

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Although we do not anticipate paying any dividends in the foreseeable future, as described in “Part 5 - Consolidated Financial Statements and Additional Financial Information— Dividend Policy” above, if we do make any distributions, subject to the discussion below under “Passive Foreign Investment Company”, the amount of dividends paid to a United States Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain.

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   87

FY2025 20-F

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

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a passive foreign investment company (“PFIC”) (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ordinary shares are. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ordinary shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company”, a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares.

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   88

FY2025 20-F

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   89

FY2025 20-F

capitalization and the composition of our income, assets and operations, we believe we were not a PFIC for the year ending December 31, 2025 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2025 or will not be classified as a PFIC, in the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   90

FY2025 20-F

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

Part 5 - Consolidated Financial Statements and Additional Financial Information   91

FY2025 20-F

Part 6 - Risk Factors

Risk factors summary

The following summarizes the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

Risks related to our business and industry

•	If we fail to effectively manage the scope and complexity of our business following years of rapid growth, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

•	We have experienced an increase in operating expenses and anticipate increasing operating expenses in the future, and we may not be able to maintain profitability.

•	We face exposure to foreign currency exchange rate fluctuations.

•	We derive a majority of our revenue from monday work management.

•	We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

•	Real or perceived errors, failures, vulnerabilities, or bugs in our platform, products, or third-party applications offered on our app marketplace, could harm our business, results of operations, and financial condition.

•	If there are interruptions or performance problems associated with the technology or infrastructure underlying our platform, then our users may experience service outages, other organizations may be reluctant to adopt our products and our reputation could be harmed.

•	Issues relating to the use of artificial intelligence (“AI”) and machine learning (“ML”) in our offerings could adversely affect our reputation, business and operating results.

•	If we are unable to attract customers, grow our retention rates, expand usage within organizations, including through cross-selling and upselling, and sell subscription plans, our revenue growth and any future profitability could be harmed.

•	Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.

•	Our sales efforts may require considerable time and expense, and the use of differing sales strategies may extend our sales cycles.

•	Changes in the sizes or types of businesses that purchase our platform and products could negatively affect our operating results.

Part 6 - Risk Factors   92

FY2025 20-F

•	If we fail to offer high quality customer support or fail to effectively develop and expand our direct sales capabilities, our customer base expansion, business and reputation could suffer.

•	Our corporate culture has contributed to our success, and if we cannot preserve this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture.

•	Because our success depends, in part, on our ability to expand sales and customer support of our products and products internationally, our business is susceptible to risks associated with international operations.

•	Compliance with laws and regulations applicable to our global operations, including export controls, also substantially increases our cost of doing business in foreign jurisdictions.

•	Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

•	We are subject to risks associated with scrutiny related to environmental and social matters.

•	We are subject to a series of risks related to climate change.

•	We depend on our founders and other key employees, and the loss of one or more of these employees could harm our business.

•	An inability to attract and retain other highly skilled employees could harm our business.

•	Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

•	Uncertain global economic conditions and inflation could materially adversely affect our business and results of operations.

Risks related to our market and competitive landscape

•	The market and software categories in which we participate are competitive, new, and rapidly changing.

•	Our ability to introduce new products, features, integrations, capabilities, and enhancements is dependent on adequate research and development resources.

Risks related to third parties

•	If we are unable to ensure that our products interoperate with a variety of software applications that are developed by third parties, including our partners, our products may become less competitive, and our results of operations may be harmed.

Part 6 - Risk Factors   93

FY2025 20-F

•	We rely on third-party application stores to distribute our mobile application.

•	Our growth depends in part on the success of our strategic relationships with third parties.

•	We rely on web search engines, both traditional and AI-generated, to direct traffic to our website through search engines and networking sites.

•	Interruptions or delays in services from third parties or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements could impair the delivery of our services and harm our business.

Risks related to privacy, data, and cybersecurity

•	A security incident may allow unauthorized access to our or our third-party vendors’ systems, networks, or data or the data of users and organizations using our platform.

•	We are subject to stringent and changing laws, regulations, industry standards, policies, and contractual obligations related to privacy, data protection, and data security.

•	Evolving security and privacy laws and regulations, cross-border data transfer restrictions, data localization requirements, and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

•	Legislation regulating AI, online content and the digital economy may impose additional regulatory obligations on us, which may subject us to liability if we are not compliant with these laws and may affect the results of our operations as we are required to adjust our business practices.

Risks related to taxation

•	Changes in tax laws or regulations we are subject to in the various tax jurisdictions may have an adverse effect on us or our customers and could increase the costs of our products and harm our business.

•	Our results of operations may be harmed if we are required to collect sales or other similar indirect taxes for subscriptions to our products in jurisdictions where we have not historically done so.

•	The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

•	There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

Part 6 - Risk Factors   94

FY2025 20-F

•	Our ability to realize our deferred tax assets depends on our ability to achieve and maintain profitability.

Risks related to our proprietary and intellectual property rights

•	If we fail to adequately maintain, protect, or enforce our proprietary and intellectual property rights, our competitive position could be impaired, and we may lose valuable assets, generate reduced revenue, experience slower growth rates and incur costly litigation to protect our rights.

•	Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award or a claim that results in an injunction.

•	Our platform and products utilize open-source software, and any defects or security vulnerabilities in the open-source software could negatively affect our business.

•	Our failure to successfully protect our intellectual property rights could negatively affect our business.

Risks related to operations as a public company and ordinary shares

•	One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.

•	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	As a “foreign private issuer” that follows certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

•	We do not expect to pay any dividends in the foreseeable future.

•	We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.

Part 6 - Risk Factors   95

FY2025 20-F

Risks related to our incorporation and location in Israel

•	Conditions in Israel, including due to the war between Israel and Iran, and other conflicts in the region, could materially and adversely affect our business.

•	It may be difficult to enforce a U.S. judgment against us and our officers and directors named in this annual report, or to assert U.S. securities laws claims in Israel or serve process on our non-U.S. officers and directors.

•	Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

•	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

•	The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

•	Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel, shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Israeli Companies Law and the Israeli Securities Law.

Risks related to our Digital Lift Initiative and the monday.com Foundation

•	Risks related to our Digital Lift Initiative makes us susceptible to unintended consequences.

Risks related to legal and regulatory matters

•	Our business and financial results may be affected by various litigation and regulatory proceedings.

•	We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

•	We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

•	Geopolitical conflicts may adversely affect our business and results of operations.

Part 6 - Risk Factors   96

FY2025 20-F

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

As we continue to grow our business after years of rapid growth, we face challenges in integrating, developing, training, and motivating a growing employee base in our various offices around the world and maintaining our company culture. Moreover, our continued growth will require significant capital expenditures and the allocation of valuable management resources. Our growth has placed, and future growth could continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, and other resources. If we fail to manage the scope and complexity of our business in a manner that preserves high levels of customer service and the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our reputation and harm our ability to attract and retain employees, users and customers.

We have experienced an increase in operating expenses and anticipate increasing operating expenses in the future, and we may not be able to maintain profitability.

We have incurred significant net losses in the past and only recently became profitable. We may not be able to maintain profitability in the future. Because the market for our products and the features, integrations, capabilities, and enhancements as well as other products we offer is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. Our operating expenses have increased in previous years, and we expect our operating expenses will increase over the next several years, as we hire additional personnel, expand our partners, operations, and infrastructure, continue to enhance our brand, develop, and expand our products’ features, integrations, capabilities, and enhancements, expand and improve our application programming interfaces (“APIs”), and increase our spending on sales and marketing.

We face exposure to foreign currency exchange rate fluctuations.

We report our financial results in U.S. dollars, and we collect our revenue primarily in U.S. dollars. However, a significant portion of our headcount related expenses are denominated in New Israeli Shekels (“NIS”), which subjects us to exchange rate risks that may materially and adversely affect our financial results.

Part 6 - Risk Factors   97

FY2025 20-F

Foreign currency exchange rates have been, and could continue to be, subject to increased volatility. In the years ended December 31, 2025 and 2024, approximately 25% and 21% of our expenses, respectively, were denominated in NIS. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. The Israeli annual rate of inflation amounted to 2.68% and 3.2% for the years ended December 31, 2025 and 2024, respectively. The appreciation of the NIS in relation to the U.S. dollar amounted to 12.5% for the year ended December 31, 2025, compared to depreciation of 0.6 % for the year ended December 31, 2024. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the U.S. dollar.

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

The market acceptance of monday work management is critical to our success. Demand for this product and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors, technological changes, including AI, and developments within the markets we serve, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.

We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future, so period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate due to many factors outside of our control, may

Part 6 - Risk Factors   98

FY2025 20-F

be difficult to predict, and may not fully reflect the underlying performance of our business, given that we recognize subscription revenue over the subscription term. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	the level of demand for our products;

•	our ability to grow or maintain our retention rates, expand usage within our customer base and sell our subscription plans to existing and future customers;

•	our ability to convert users of our trial or free versions into paying customers;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of market volatility and economic downturns caused by macro-economic forces out of our control;

•	the timing and success of new features, integrations, capabilities and enhancements by us to our products or by our competitors to their products or any other change in the competitive landscape of our market;

•	errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;

•	the amount and timing of operating expenses, capital expenditures, and operating leases;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties, disruptions or outages on our platform resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	changes in the legislative or regulatory environment or in legal and regulatory compliance costs in new and existing markets;

•	number of new employees, amount of share-based compensation and timing of the grant or vesting of equity awards to employees, directors or consultants;

•	pricing pressure as a result of competition or otherwise;

•	fluctuations and volatility in foreign currency exchange rates;

•	general geopolitical and economic conditions in domestic or international markets; and

•	expenses incurred in connection with our Digital Lift Initiative, including the monday.com Foundation.

Part 6 - Risk Factors   99

FY2025 20-F

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

If there are interruptions or performance problems associated with the technology or infrastructure underlying our platform, then our users may experience service outages, other organizations may be reluctant to adopt our products, and our reputation could be harmed.

Our continued growth and customer loyalty depends, in part, on the ability of existing and potential users to access our products at all times without interruption or degradation of performance. We have in the past, and may in the future, experience disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks or other security-related incidents. For example, in 2025 our platform sustained irregularities in our infrastructure resulting from disruptions or configuration issues of our third-party service providers, AWS and Cloudflare, resulting in reduced service availability. In the future, we may not be able to identify the cause or causes of performance problems in a timely manner. We may not be able to maintain the level of service uptime and performance required by our users, especially during peak usage times and as our user traffic and number of integrations continue to increase, which may negatively affect our customers’ businesses and could harm our reputation and require us to make refunds or provide credits to our customers.

Part 6 - Risk Factors   100

FY2025 20-F

Our platform and products are accessed by a large number of users. As we continue to expand the number of our users and features, integrations, capabilities, and enhancements available to our customers, we will need to ensure that our platform and products can scale to meet the evolving needs of our customers, particularly as we continue to focus on enterprise organizations. However, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service, and our customers may seek compensation from us for any losses they suffer, and may cease conducting business with us.

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

We have implemented AI features, including generative AI features, and ML throughout our platform and products, including monday AI services, which include features, applications, bots, agents, and other functionalities based on artificial intelligence and machine learning data models. These AI features are available to customers and prospective customers, and we continue to test and improve such functionalities. The technologies underpinning these features are still in the early stages of commercial use and exist in a nascent regulatory environment, which presents legal, regulatory, ethical, reputational, competitive and financial risks. In addition to our proprietary AI technologies, we also rely on AI technologies from third parties and continue to incorporate additional AI and ML solutions and features into our products and our business. We are in the process of reassessing and refining our AI models as part of our efforts to cross sell and upsell products, and we expect these solutions and features to become more important to our operations or to our future growth over time.

We expect to rely on AI solutions and features to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI. Additionally, we may not be successful in monetizing AI or recouping our investments and may fail to properly implement or market our AI solutions and features. AI technologies are complex and rapidly evolving, and our competitors or other third parties may incorporate AI into their products, offerings, and solutions more quickly or more successfully than us. Developing, testing and deploying third-party AI systems may also increase the cost profile of our product offerings due to the nature of the computing costs involved in such systems and due to control of pricing by these third-parties, which could negatively impact our margins and adversely affect our business and operating results, especially if we are unable to raise the prices we charge our customers to offset these increased costs.

Part 6 - Risk Factors   101

FY2025 20-F

Our ability to effectively implement and market our AI solutions and features depends, in part, on our ability to attract and retain employees with AI expertise, and we continue to expect significant competition for professionals with the skills and technical knowledge that we will require.

Moreover, changes in the ongoing development of, how we use, train, design, develop and deploy AI and ML technologies including the models that we utilize could present risks, including if these technologies are (i) incorrectly designed or implemented, (ii) based on incomplete, inadequate, flawed, inaccurate, insufficient, biased, or otherwise poor-quality data or data to which we do not have sufficient rights, or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, or material performance issues. In addition, we depend on the availability, support, efficacy, compatibility, and safeguards of third-party AI technologies for certain products and services, and disruptions, outage, loss of information, improper processing of data, increased pricing to use third-party AI technologies or termination of relationships with third-party AI technology providers could negatively impact us. In the event the AI tools we provide to customers do not perform reliably or in accordance with stated expectations, we may need to disable user access to such AI tools, which may undermine confidence in our use or deployment of AI, reduce customer confidence or demand for our solutions, or expose us to reputational harm, competitive harm, or legal liability. Similarly, if the AI tools that we use for internal business purposes do not perform in accordance with expectations, we may be forced to discontinue or restrict the use of such tools. Any mitigation efforts related to the foregoing may negatively affect our business and operations.

The introduction of AI technologies into new or existing products may result in new or enhanced legal or regulatory scrutiny, confidentiality or security and privacy risks, ethical concerns, misuse or other complications that could adversely affect our business, reputation, or financial results. In particular, there is a risk that generative AI could produce inaccurate or misleading content, or other discriminatory or unexpected results or behaviors, or generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships. Moreover, unauthorized use or misuse of AI by our employees, customers or others, may result in reputational harm, privacy law violations, legal and contractual liability, or regulatory actions. While we aim to invest and develop AI in a responsible, measured, legal and ethical manner, we may not be successful in navigating the evolving social, ethical, regulatory and legal issues relating to the use of new and evolving technologies, such as AI. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Any of the above could adversely affect our business, operations, reputation or financial results.

Part 6 - Risk Factors   102

FY2025 20-F

The market for AI and ML technologies is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. Additionally, we face competition in the creation and implementation of AI and ML technologies, and our competitors may develop AI technologies that are comparable to or better than ours, and/or do so sooner or in a more costeffective way. If we are unable to develop, offer, or deploy new and high quality AI or ML technologies quickly or in a cost effective manner compared to our competitors, our business, operations, reputation or financial results could be adversely affected.

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

Organizations may or may not renew their subscriptions as a result of a number of factors, many of which are outside our control.

It is also difficult to predict attrition rates given our varied customer base of enterprise organizations, mid-market and small business customers. Our attrition rates may increase or fluctuate due to customer dissatisfaction with our products and services, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases, or changing or deteriorating general economic conditions.

Part 6 - Risk Factors   103

FY2025 20-F

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

We generally recognize revenue from subscriptions ratably over the term of the contract subscription period beginning on the date access to our platform is granted. Our subscription arrangements generally have monthly or annual contractual terms and require advance payment for monthly or annual periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. By contrast, a significant portion of our costs are expensed as incurred while revenue is recognized over time. As a result, an increase in customers could result in our recognition of higher costs and lower revenue in the earlier portion of the subscription term. Finally, because revenue from new customers or from existing customers that increase their use of our platform and products is recognized over the applicable subscription term, our subscription-based revenue model makes it difficult for us to rapidly increase our revenue through additional sales in any period.

Our sales efforts may require considerable time and expense, and the use of differing sales strategies may extend our sales cycles.

Our current sales strategy to large organizations follows flywheel and top-down models, where we attempt to engage a given customer’s account base by initially gaining acceptance from an individual user or team and, thereafter, expanding vertically, horizontally and organically within that user’s organization, including through cross selling and upselling. A large organization’s decision to use or expand the use of our products can sometimes be an organization-wide decision. Accordingly, we may need to engage with senior management and other key personnel within an organization for our expansion model to be successful. Moreover, larger organizations may demand additional customization, integration, features, and support services, which may require us to devote greater sales support, research and development, customer experience, and professional services resources, resulting in increased costs.

Part 6 - Risk Factors   104

FY2025 20-F

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

Customers rely on our high quality support services to resolve any technical, administrative, or other issues. High quality customer education and customer experience are key to the successful adoption of our products, for the conversion of users and organizations on our trial version into paying customers, for the expansion of accounts, and for growth or maintenance of our retention rates. The importance of high quality customer experience increases as we expand our business and pursue new customers, including mid-market and enterprise customers. Further, our ability to sell our products is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain an efficient, high quality customer experience and customer support that meets customer needs on a global scale, both real or perceived, could harm our reputation, our ability to sell our products, our ability to grow our operations globally, and our business, results of operations, and financial condition.

Furthermore, our ability to increase the number of our customers and users and achieve broader market acceptance of our products among large organizations will depend, to a significant extent, on our ability to scale and expand our sales operations, particularly our direct sales efforts targeted at senior executives and business unit leaders. We plan to continue expanding our direct sales force, both domestically and internationally, and this expansion will require us to invest significant financial and other resources. Our efforts to cross sell and upsell products will also require development, expansion, training and scaling of our sales personnel and capabilities. If our efforts do not generate a corresponding increase in revenue, our business, results of operations, and financial condition could be harmed.

Part 6 - Risk Factors   105

FY2025 20-F

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

Our continued success depends upon our ability to create and maintain brand recognition and a favorable reputation for delivering an easy and efficient platform. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain customers, which could adversely affect our business. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand and our ability to increase awareness will depend largely on the effectiveness of our marketing efforts, our ability to offer high quality, reliable, and useful products at competitive prices, develop new products, and successfully differentiate our platform and products.

As our market becomes increasingly competitive, increasing awareness of our platform and products may become more difficult and expensive and may fail to result in increased profits. If we fail to successfully promote our brand, we may fail to attract new customers to our platform and products or grow or maintain our retention rates to the extent necessary to realize a sufficient return on our marketing efforts, and our business, results of operations and financial condition could suffer.

Our corporate culture has contributed to our success, and if we cannot preserve this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture.

We believe that an important contributor to our success has been our corporate culture, which creates an environment that drives and perpetuates our strategy to create a better, more productive way to work. As we continue to grow, including across multiple geographies or through acquisitions, we may find it difficult to preserve our corporate culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could reduce our ability to foster the innovation, craftsmanship, teamwork, curiosity, engagement, and sense of belonging that we believe we need to support our growth and operate effectively.

Part 6 - Risk Factors   106

FY2025 20-F

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

We currently maintain offices and have sales personnel in Israel, the United States, Australia, Brazil, Japan, Singapore, France, Germany, and the United Kingdom. In the years ended December 31, 2025 and 2024, the revenue that we generated from customers outside of the United States accounted for approximately 50% of our total revenue. We expect to continue expanding our international operations, which may include opening offices in new jurisdictions and providing our products in additional languages. Any additional international expansion efforts that we are undertaking, and may undertake in the future, may not be successful. In addition, conducting international operations subjects us to additional risks, some of which we have not generally faced in countries where we currently operate. These risks include, among others:

•	unexpected costs in the localization of our products, including translation into foreign languages and adaptation for local culture, practices, and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs implemented by the U.S. and other countries, and other barriers;

•	the risk of penalties to our users and individual members of management or employees if our practices are deemed to not comply with applicable laws and regulations;

•	difficulties of enforcing intellectual property rights in other countries;

•	evolving legal and regulatory frameworks and requirements for data privacy, which may require additional investments in infrastructure and processes from us;

•	as an Israeli company, we are subject to Israeli laws concerning governmental access to data and the risk, or perception of risk, of such access may make our products less attractive to organizations outside Israel, and compliance with such Israeli laws may conflict with legal obligations that we, or our customers, may be subject to in other countries;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs implemented by the U.S. and other countries, export quotas, custom duties or other trade restrictions;

Part 6 - Risk Factors   107

FY2025 20-F

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	different pricing environments, longer sales cycles, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	increased financial accounting and reporting burdens and complexities;

•	difficulties in managing and staffing international operations, including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships, and local employment laws;

•	costs and efforts involved with recruiting and retaining a global workforce;

•	global political and regulatory changes that may lead to restrictions on immigration and travel for our employees;

•	regional and local economic and political conditions and personnel culture differences;

•	fluctuations in exchange rates that may decrease the value of our foreign-based revenue;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings; and

•	permanent establishment risks and complexities in connection with international payroll, tax and social security requirements for international employees.

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

Part 6 - Risk Factors   108

FY2025 20-F

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

We have previously invested in, and may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement our product suite or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to successfully identify or enter into agreements with desirable acquisition targets. Acquisitions or strategic investments could also result in dilutive issuances of equity securities or the incurrence of debt, result in unforeseen difficulties or expenditures, expose us to unknown risks or liabilities, or fail to produce anticipated benefits, any of which could harm our results of operations. In addition, we have limited experience in acquiring other businesses and may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition.

We may also make strategic investments in early-stage companies developing products or technologies that we believe could offer growth opportunities. These investments are generally risky and illiquid and may never generate value.

We are subject to risks associated with scrutiny related to environmental and social matters.

Like many other companies, we face scrutiny related to our environmental and social matters, including from certain investors, capital providers, shareholder advocacy groups, governmental officials and other policymakers, other market participants, customers, and other stakeholder groups.

We engage in certain voluntary initiatives, including policies and disclosures, to address such matters and concerns from stakeholders. However, such initiatives may be costly, and we cannot guarantee that such efforts will have the intended results. In addition to methodological and data considerations, expectations regarding companies’ management of environmental and social matters continues to evolve rapidly, in many instances due to factors that are out of our control. Our approach to such matters is likewise expected to continue evolving over time, and we cannot guarantee that our approach will align with the preferences or expectations of any particular stakeholder. Stakeholder expectations vary and, at times, can conflict. For example, some policymakers, including the European Union and the State of California, have adopted or are considering adopting various requirements to mandate, among other things, disclosure of sustainability-related information. However, other stakeholders (including certain other policymakers) have sought to constrain companies’ consideration of environmental and social matters. Both advocates and opponents of such matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives.

Part 6 - Risk Factors   109

FY2025 20-F

Any failure to successfully navigate such stakeholder expectations may harm our reputation, including our relationships with various stakeholders, or result in other adverse impacts. Moreover, our customers and other stakeholders may likewise be subject to scrutiny regarding such matters, which may compound or cause new impacts on our business, financial condition, or results of operations.

We are subject to a series of risks related to climate change.

There are inherent climate-related risks wherever business is conducted. We and our third-party vendors are located in areas that have experienced, or may experience, various natural disasters and adverse weather events (such as droughts, hurricanes, heatwaves, wildfires, storms, and floods, among others), which may be exacerbated by climate change, that may disrupt our or our third parties’ operations, increase expenditures, or otherwise adversely impact our business, financial condition, or results of operations.

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

To execute our growth plan, we must attract and retain highly qualified personnel, and an inability to do so could adversely affect our business, prospects, and results of operations. Competition for these personnel where we maintain offices or actively recruit is intense, especially for engineers experienced in designing and developing software and experienced sales professionals, and we have experienced, and may continue to experience, significant wage inflation requiring increased expenses. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region, as well as in the UK and Poland. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli or U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. Further, job candidates and existing employees often consider the value of the equity awards they receive, and if the actual or perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees, which could harm our business and future growth prospects.

Part 6 - Risk Factors   110

FY2025 20-F

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. We may require additional financing, and due to macroeconomic uncertainty, inflation, and rising or elevated interest rates, we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

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

We are currently operating in a period of economic uncertainty and cannot predict the timing, duration or impact of any economic downturn. To the extent unfavorable conditions in the national and global economy persist or worsen, or the economic recovery is slower than expected, our business could be harmed, as current and potential customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products, which they may consider discretionary. In particular, macroeconomic conditions have negatively affected small and medium-sized businesses, which may affect our current or potential customers’ finances and purchasing power. Additionally, changes in the legal and regulatory environment, tariffs and international trade restrictions, economic and monetary policies, or other legislation and regulations, including changes by the U.S. administration, could have an adverse impact on the global economy and/or our business.

Uncertain economic conditions may also adversely affect our third-party relationships. Inflation has the potential to adversely affect our liquidity, business, financial condition, and results of operations, and we have and may continue to experience cost increases. Elevated or increased inflation has and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuations in foreign currency exchange rates, and other similar effects.

Part 6 - Risk Factors   111

FY2025 20-F

Risks Related to Our Market and Competitive Landscape

The market and software categories in which we participate are competitive and rapidly changing.

We compete across multiple different markets, all of which are highly competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We may not be successful in creating, marketing, cross selling or upselling our new products. Moreover, we expect competition to increase both from our existing competitors and from new market entrants . Our competitors include the following:

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

Our principal competitive factor is our open and modular infrastructure, leading in flexibility and adaptability, and our ability to scale our vertical and horizontal offerings as we continue to rapidly build end-to-end products. We believe that our ability to compete successfully depends primarily on the following factors:

•	our ability to introduce new and improve on existing, features, products, and services in response to competition, user sentiment, online, market and industry trends, and the ever-evolving technological landscape;

•	our ability to continue to increase social and technological acceptance of our products;

•	continued growth in digitalization of the workplace;

•	our ability to maintain the value and reputation of monday.com as a solution; and

•	the scale, growth, and engagement of our community relative to those of our competitors.

Part 6 - Risk Factors   112

FY2025 20-F

Our competitors may be able to adapt more quickly and effectively to new or changing circumstances, technologies, standards, or customer demands and may create more compelling product offerings or offer more attractive pricing options, making it more difficult for us to compete effectively.

In addition, some competitors have substantially broader product offerings and can leverage advantages in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features, and even superior product offerings may not result in customer purchases. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide software, programs, and tools used by information workers with subscription models.

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

To remain competitive, we must continue to invest and develop new product offerings, applications, features and enhancements to our existing platform, and an inability or failure to do so may harm our business. In addition, our ability to attract new customers and retain and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. To achieve this, we must maintain adequate research and development resources to meet the demands of the market. Moreover, research and development projects can be technically challenging and expensive. For instance, as new technologies such as AI and ML become more prominent and important, we may be required to commit significant resources to developing new products, capabilities, and features while customer adoption of our products, capabilities, or features may lag our investments. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. In addition, our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors may harm our business, results of operations and financial condition.

Part 6 - Risk Factors   113

FY2025 20-F

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

We believe a significant component of our value proposition to users and organizations is the ability to improve and interface with these third-party applications through APIs on our products. Third-party services and products are constantly evolving, and we may not be able to modify our products to assure their compatibility with other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our products with their products or services or exert strong business influence on the terms on which we operate our products. For example, we currently directly compete with several large technology companies whose applications interface with our products, including Google and Microsoft. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our products or gives preferential treatment to competitive products or services, the interoperability of our products with these products could decrease, and our business, results of operations and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our products could decrease and our business, results of operations, and financial condition could be harmed.

Part 6 - Risk Factors   114

FY2025 20-F

We also depend on our ecosystem of developers to create applications that will integrate with our products. Our reliance on this ecosystem of developers creates certain business risks relating to the quality and security of the applications built using our APIs, service interruptions of our products from these applications, lack of service support for these applications, possession of intellectual property rights associated with these applications, and privacy concerns around the transfer of data to these applications that we cannot control or prevent. As a result, issues relating to these applications could adversely affect our business and reputation.

In addition, our products interoperate with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our products with such third-party servers, mobile devices, and software applications, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services could adversely affect adoption and usage of our products. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our products operate effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our products with other systems and services they use. Further, if we are unable to effectively anticipate and manage these risks, or if it is difficult for users and organizations to access and use our products, our business, results of operations, and financial condition may be harmed.

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

Part 6 - Risk Factors   115

FY2025 20-F

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

We rely on web search engines, both traditional and AI-generated, to direct traffic to our website through search engines and networking sites.

Our success depends, in part, on our ability to attract customers through paid and unpaid internet search results on web search engines, such as Google, and advertisements on social networking sites, such as Facebook. The prominence of our website in response to internet searches, both traditional and AI-generated, is a critical factor in attracting potential customers to our products. If search engines modify their algorithms, AI-models, or design layouts, our website may appear less prominently or not at all in search results, which could result in reduced traffic to our website, and we may not be able to replace this traffic. For example, we have experienced declines in web traffic from google searches, primarily due to AI-generated search updates and algorithm updates, and we may experience similar issues in the future.

Additionally, if the price of marketing our products as a whole, and our products individually, over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing, which could adversely affect our business and operating results. Furthermore, competitors may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website.

Part 6 - Risk Factors   116

FY2025 20-F

In addition, search engines or social networking sites may change their advertising policies from time to time. Any change to these policies that delays or prevents us from advertising through these channels could result in reduced traffic to our website, thereby harming our ability to attract new customers. New search engines or social networking sites may also develop, including the emergence of AI-generated web search engines, that reduce traffic on existing search engines and social networking sites. If we are unable to continue to successfully promote our products, and maintain traffic to our website, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.

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

We rely on the internet and, accordingly, depend upon the continuous, reliable, and secure operation of internet servers, related hardware and software, and network infrastructure. We host our platform by mainly using AWS data centers, a provider of cloud infrastructure services. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, natural disasters and severe weather events, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control and any of which could disrupt our service, destroy user content or prevent us from being able to continuously back up or record changes in our users’ content. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged AWS service disruption affecting our platform for any of the foregoing reasons

Part 6 - Risk Factors   117

FY2025 20-F

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

Part 6 - Risk Factors   118

FY2025 20-F

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

Third parties may attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information such as usernames, passwords, or other information or otherwise compromise the security of our IT Systems and/or physical facilities in order to gain access to our IT Systems or Confidential Information. In addition, cyberattacks on our third-party vendors who provide a range of technologies, products, and services critical to our internal and external operations, could disrupt our business and/or disclose our Confidential Information, or impact our financial results. We also face threats from attacks on, or vulnerabilities in, the many different underlying networks and services that power the Internet that our products depend on, most of which are not under our control or the control of our vendors, partners, or customers. Further, if a high-profile security breach occurs with respect to another software company with communication, collaboration, data collection, and integrations, our customers and potential customers could lose trust in the security of such solutions providers generally, which could adversely impact our ability to attract new customers to our products or grow or maintain our retention rates. Finally, there is an increased risk that we may experience cybersecurity-related events such as phishing attacks and other security challenges as a result of most of our employees and our service providers working remotely due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

Security breaches impacting our products or integrations on our products could result in a risk of loss, unavailability, or unauthorized disclosure of Confidential Information, unauthorized access to or disruption of our IT Systems, or involve disruptive attacks, such as those involving ransomware, which may interrupt or disable our operations and ability to serve customers or result in unauthorized access or acquisition of Confidential Information. These types of events, in turn, could require changes to our services and data processing, and lead to legal action or litigation, including class action lawsuits, governmental audits, investigations and enforcements, and other possible liability (including regulatory fines and penalties) and costs (including increased remediation expenditures), thereby damaging our reputation and relationships with existing customers.

Part 6 - Risk Factors   119

FY2025 20-F

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

The security measures we have implemented or integrated into our platform and our internal systems and networks (including measures to audit third-party and custom applications) may not function as expected or may not be sufficient to protect our platform and our internal systems and networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target often referred to as “zero-day vulnerabilities.”

Part 6 - Risk Factors   120

FY2025 20-F

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

We receive, generate, collect, store, process, transfer, and use Confidential Information, including personal information relating to users of our services, our customers, employees, contractors, prospects, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of such information. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope of which are changing, are subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection, and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is changing constantly, including due to the proliferation of AI, and is likely to remain uncertain and complex for the foreseeable future. Many of these laws are relatively new and rapidly changing, and the interpretation and application of these laws are uncertain. Any failure or perceived failure by us to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business.

Part 6 - Risk Factors   121

FY2025 20-F

Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

For example, in the EEA we are subject to the General Data Protection Regulation 2016/679 (“EU GDPR”), and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018, each as amended by the UK Data (Use and Access) Act 2025 (together the “UK GDPR” and the EU GDPR and UK GDPR hereinafter referred to as the “GDPR”), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable natural individual (“personal data”). The EU GDPR and national implementing legislation in EEA member states, and the UK GDPR, impose a strict data protection and compliance regime, including providing detailed disclosures about how personal data is collected and processed, requiring that service providers or processors (as defined in the GDPR) only process personal data on the written instruction of controllers (as defined in the GDPR, e.g. their customers), requiring service providers to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches resulting in risks to the rights and freedoms of affected individuals, granting data subject rights, and setting rules with respect to cross-border personal data transfers out of the EEA and the United Kingdom, respectively.

Failure to comply with our obligations under the GDPR could result in penalties for noncompliance. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

We are also subject to evolving EU, UK and U.S. privacy laws on cookies, tracking technologies, and e-marketing. European regulators, but also U.S. federal and state regulators (such as in California, and numerous other states, or the Federal Trade Commission, or the “FTC”, at the federal level), are also increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. In the EU and UK (under national law derived from the e-Privacy Directive), informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing, unless certain limited exceptions or alternatives apply. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increased enforcement by regulators of the strict approach in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing and product optimization activities, divert the attention of our technology personnel, adversely affect our margins,

Part 6 - Risk Factors   122

FY2025 20-F

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

Additionally, the U.S. federal and various state governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal data of individuals. The U.S. FTC and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of personal information, and to the security measures applied to such data. Further, we are also subject to a patchwork of legislation and regulation from various states that, among other obligations, impose heightened transparency obligations about personal information collection, use, and sharing practices, adds restrictions on the “sale” or transfer of personal information to third parties for purposes such as advertising or analytics, creates new data privacy rights for consumers including the ability to limit the use of personal information for advertising, and carries significant enforcement penalties for non-compliance, including monetary and injunctive relief. This patchwork may also give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. More generally, some observers have noted these regulations could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

We may also be subject to the Health Insurance Portability and Accountability Act as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”), which imposes privacy, security and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information (“protected health information” or “PHI”) for or on behalf of such covered entities, and their covered subcontractors. We may function as a HIPAA business associate for certain of our customers and therefore must comply with applicable administrative, technical, and physical safeguards as required by HIPAA, including data security obligations. HIPAA-covered entities and service providers to whom we serve as a business associate require us to enter into HIPAA-compliant business associate agreements with them. If we are unable to comply with our obligations as a HIPAA business associate, we could face contractual liability under the applicable business associate agreement. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI,

Part 6 - Risk Factors   123

FY2025 20-F

a complaint about privacy practices or an audit by the U.S. Department of Health and Human Services (“HHS”) may be subject to significant civil, criminal and administrative fines and penalties and/ or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

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

Furthermore, material amendments to the PPL were approved by the Israeli Parliament in August 2024 and came into effect in August 2025 (“Amendment 13”). The PPL, following Amendment 13, expands the authority of the Privacy Protection Authority to investigate and impose monetary sanctions, which are significantly increased compared to those previously available. In addition, Amendment 13 introduces additional obligations with respect to the processing of personal data. We are in the process of implementing these requirements. Failure to comply with these obligations could result in significant penalties and may adversely affect our business operations. Moreover, in January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) became effective also with respect to personal data in a database in Israel that has been transferred from the EEA, and any other personal data that is stored together in the same database. The Company has taken steps to implement measures designed to align its practices with the EU Regulations, particularly with respect to data subjects’ rights. However, the application and interpretation of these regulations may continue to evolve, and failure to comply could expose us to regulatory action and penalties.

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

Part 6 - Risk Factors   124

FY2025 20-F

civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs. After Amendment 13 became effective in August 2025, the sanctions that can be imposed in case of failure to comply with the requirements of the PPL and its regulations (including the Security Regulations and the EU Regulations) are significantly increased, and, in certain cases, may reach significant amounts of millions of NIS.

Finally, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to customers, users, or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may materially and adversely affect our business and compel us to change our business practices, limit our ability to develop new products and features, result in governmental or regulatory investigations, orders to cease/change our processing of data or enforcement actions, assessment notices (for a compulsory audit), litigation (including class actions), fines or penalties, claims or public statements against us by privacy and consumer advocacy groups or others and could result in significant liability as well as associated costs and diversion of internal resources, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Preparing for and complying with changing requirements and navigating the overlap or inconsistencies in regulatory approaches may necessitate changes in our operational approach or service deployment in each jurisdiction which will likely impact our efficiency, ability to scale, and/or market uptake, and may cause us to incur substantial costs. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our services. Additionally, if third parties we work with violate applicable laws, regulations, or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers and users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements, and other domestic or foreign laws or regulations may limit the use and adoption of our services, expose us to liability or otherwise adversely affect our business.

Part 6 - Risk Factors   125

FY2025 20-F

Certain laws and regulations related to data privacy, data protection, and data security, including Canada’s Personal Information Protection and Electronic Documents Act and the GDPR, restrict our and our customers’ ability to process and store certain personal and business information outside specific jurisdictions. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. For example, the GDPR prohibits cross-border data transfers absent an adequacy decision or other mechanism that provides appropriate assurances as to the treatment and protection of such data. We rely on a variety of transfer mechanisms to enable us to provide our services around the globe at scale, and requirements around the use and validity of these mechanisms are constantly evolving and are subject to enhanced scrutiny by regulators, creating uncertainty and increasing the risk around our international operations. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the enforcement landscape further develops and supervisory authorities issue further guidance on personal information transfer mechanisms, and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines, have to stop using certain tools and vendors and make other operational changes, and/or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Other jurisdictions are also passing more stringent privacy, data protection, and data security laws. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD”), and in 2024, Brazil’s data protection authority adopted additional regulations governing international data transfers (Resolution No. 19/2024), including the introduction of standard contractual clauses as a permitted transfer mechanism, and on June 5, 2020, Japan passed amendments to its Act on the Protection of Personal Information (“APPI”), which came into effect on April 1, 2022. Both laws broadly regulate the processing of personal information in a manner comparable to the GDPR, and violators of the LGPD and APPI face substantial penalties. We are monitoring these developments in Brazil, including the applicability of Brazilian standard contractual clauses or alternative transfer mechanisms, and may be required to adjust our data transfer practices. Furthermore, we continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin, or to require distinct transfer mechanism to be put in place. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

We rely on a globally distributed infrastructure to provide our services efficiently, and consequently we may not be able to meet the needs of customers who are located in certain locations, or who are otherwise subject to such localization requirements, which may reduce the demand for our services. This could reduce our revenue and the general demand for our services.

Part 6 - Risk Factors   126

FY2025 20-F

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

Legislation regulating AI, online content and the digital economy may impose additional regulatory obligations on us, which may subject us to liability if we are not compliant with these laws and may affect the results of our operations as we are required to adjust our business practices.

The regulatory framework around the development and use of ML, AI and automated decision-making is evolving. In Europe, on August 1, 2024, the EU Artificial Intelligence Act (the “EU AI Act”) entered into force, and established a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements will apply from August 2, 2026, unless the suggested amendments to the EU AI Act introduced by the European Commission as part of the Digital Omnibus Regulation, will become applicable. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and fines for a breach of up to 7% of worldwide annual turnover. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the EU (the “Liability Directives”), in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. Once fully applicable, the EU AI Act and the Liability Directives, together with developing guidance and/or decisions in this area are expected to have a material impact on the way AI is regulated in the EU, affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Part 6 - Risk Factors   127

FY2025 20-F

In November 2022, the Digital Services Act (the “DSA”) came into force in the European Union with the majority of the substantive provisions effective in February 2024. The DSA governs, among other things, enhanced transparency measures and implementation of notice and action mechanisms. The DSA may increase our compliance costs and require changes to our user interfaces, processes, operations, and business practices, which may adversely affect our ability to attract, retain and provide our services to customers and may otherwise adversely affect our business, operations and financial condition. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider.

The Trump administration may continue to rescind existing federal orders and/or administrative policies relating to AI technologies, or may implement new executive orders and/or other rule making relating to AI technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Legislation has also been promulgated at the state level. For example, the California Privacy Protection Agency has finalized regulations under the CCPA regarding the use of automated decision making. California also recently enacted numerous laws that further regulate use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Many other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future.

Risks related to taxation

Changes in tax laws or regulations we are subject to in the various tax jurisdictions may have an adverse effect on us or our customers and could increase the costs of our platform and harm our business.

Income, sales, use, VAT and similar or other tax laws, regulations or ordinances could be enacted or changed, or new interpretations of existing tax laws, regulations or ordinances could be adopted at any time. Those legislative, regulatory or administrative changes could adversely affect our domestic and international business operations, results of operations and financial condition. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay penalties and/or interest on past amounts deemed to be due. If we are required to collect such additional tax amounts from our customers and are unsuccessful in collecting such taxes due from our customers, we could be held liable for such costs, thereby adversely affecting our results of operations, and harming our business.

Part 6 - Risk Factors   128

FY2025 20-F

If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase subscriptions to our platform going forward. Additionally, new, changed, modified, or newly interpreted tax laws could increase our customers’ and our compliance, operating and other costs, resulting in potential decrease of the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.

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

The application of indirect taxes (such as sales and use tax, VAT, GST, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states and countries have considered or adopted laws that attempt to impose tax collection obligations on out-of-state / out-of-country companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on the sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use and other indirect taxes as a result of any nexus in those states / countries in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and/or transaction thresholds. It is possible that we could face sales tax, VAT or GST audits and that our liability for these taxes could exceed our estimates as the relevant tax authorities could still assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those tax authorities. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states / countries requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, discourage organizations from purchasing subscriptions to our platform, or otherwise harm our business, results of operations and financial condition. We continue to analyze our exposure for such taxes and liabilities including the need to provide for loss contingencies resulting from these potential taxes and liabilities.

Part 6 - Risk Factors   129

FY2025 20-F

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

For example, in 2015, the Organization for Economic Co-operation and Development (“OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”) which currently has been signed by over 100 jurisdictions, including Israel, who deposited its instrument of ratification to implement the MLI on September 13, 2018.

The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD has been working on proposals, commonly referred to as “BEPS 2.0,” (including the OECD’s Pillar Two global minimum tax) which would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises.

Part 6 - Risk Factors   130

FY2025 20-F

The rules for a global minimum tax have been implemented in a number of jurisdictions with effect from 2024. The state of Israel has recently enacted the Law for the Taxation of Multinational Enterprise Groups – 2025, entered into force as of January 1, 2026, implementing key aspects of the OECD’s Pillar Two framework. In particular, the legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax, or QDMTT) generally applicable to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least EUR 750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule under the Pillar Two framework. The Israeli Ministry of Finance has recently published an a draft legislation as part of the 2026 Economic Plan, proposing a revised incentive regime for research and development activities in Israel, structured primarily as refundable or credit-based tax incentives designed to qualify under the OECD’s “qualified” incentive criteria in a Pillar Two environment. In response to concerns raised by the United States, the OECD recently finalized a “side-by-side” approach, under which certain U.S.-parented multinational enterprises may be exempt from certain Pillar Two rules. It is not entirely clear how this side-by-side agreement will be implemented by each participating jurisdiction. As a result, Pillar Two remains under negotiation and continues to evolve. There have been and are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS or BEPS 2.0 such as the addition of new safe harbors. While certain BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or on our financial statements, up to their final enactment in national and international legislation. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts.

The U.S. tax system also remains subject to further change. We are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. There have been proposals to impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. Although such proposals have since been withdrawn, the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether further changes will occur and, if so, the ultimate impact on our business. Any significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition.

Part 6 - Risk Factors   131

FY2025 20-F

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of company’s goodwill and other unrecorded intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets, and operations, we believe that we were not a PFIC for the year ending December 31, 2025, and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ending December 31, 2025, or will not be classified as a PFIC, in the year ending December 31, 2026 or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation — U.S. Federal Income Tax Considerations.”

Our ability to realize our deferred tax assets depends on our ability to achieve and maintain profitability.

During the year ended December 31, 2025, we reversed our valuation allowance and recognized deferred tax assets based on our expectations of future taxable income. Our ability to utilize these deferred tax assets depends on our ability to achieve and maintain sufficient profitability. If our future results do not meet our expectations or if we are unable to maintain profitability, we may be required to record a valuation allowance against some or all of our deferred tax assets in the future, which could adversely affect our results of operations and effective tax rate.

Part 6 - Risk Factors   132

FY2025 20-F

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

Part 6 - Risk Factors   133

FY2025 20-F

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

We may be required to spend significant resources to monitor and protect our intellectual property rights, and we may or may not be able to detect infringement, misappropriation or other violations of our intellectual property rights by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management, may not ultimately be resolved in our favor, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If we are unable to protect our intellectual property rights or prevent unauthorized use, infringement, or misappropriation thereof by third parties, the value of our intellectual property and intellectual property rights may be diminished, and our competition may be able to more effectively mimic our offerings and services. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair its functionality, delay introductions of new features, integrations, capabilities, and enhancements, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, capabilities, and enhancements, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete. Any one or more of the foregoing could harm our business, results of operations and financial condition.

Part 6 - Risk Factors   134

FY2025 20-F

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

We use substantial amounts of open source software in our platform and products and expect to use more open source software in the future. Although we monitor our use of open source software to avoid subjecting our platform to conditions, and while we do not intend to, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use or grant other licenses to our intellectual property.

Part 6 - Risk Factors   135

FY2025 20-F

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

Part 6 - Risk Factors   136

FY2025 20-F

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

Part 6 - Risk Factors   137

FY2025 20-F

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

Roy Mann, one of our Co-Founders and Co-Chief Executive Officers and a member of our board of directors, holds one founder share. Pursuant to our amended and restated articles of association, such founder share provides Mr. Mann with certain veto rights over the approval of any (i) merger, consolidation, acquisition, amalgamation, business combination, issuance of equity securities or debt securities convertible into equity securities or other similar transactions we may enter into or consummate, in each case that would reasonably be expected to result in any person becoming, as a result of such transactions, a beneficial owner of 25% or more of our ordinary shares issued and outstanding immediately following the consummation of such transaction, or in the increase in the beneficial ownership of our ordinary shares of any person who immediately prior to the consummation of such transaction holds 25% or more of the then issued and outstanding ordinary shares, (ii) sale, assignment, conveyance, transfer, lease or other disposition, in one transaction or a series of related transactions, of all or substantially all of our assets to any person and (iii) change to our strategy, policies and/ or business plan in connection with our Digital Lift Initiative, including any change in our short-term and long-term funding plan for the monday.com Foundation.

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

Part 6 - Risk Factors   138

FY2025 20-F

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and (ii ) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers must file their annual reports on Form 10-K sooner. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2025. If we no longer qualify as a foreign private issuer, whether due to revisions in the definition of a foreign private issuer or for any other reason, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy rules, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. If this were to occur, we would incur significant additional legal, accounting, and other expenses.

Part 6 - Risk Factors   139

FY2025 20-F

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

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	the Israeli Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•	the Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

•	an amendment to our amended and restated articles of association generally, in addition to the approval of our board of directors, requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on our board of directors requires, in addition to the approval of our board of directors, a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;

•	our amended and restated articles of association restrict us, subject to certain exceptions, from engaging in certain business combination transactions with any shareholder who holds 20% or more of our voting power. The transactions subject to such restrictions include mergers, consolidations, and dispositions of our assets with a market value of 10% or more of our assets or outstanding shares. Subject to certain exceptions, such restrictions will apply for a period of three years following (i) the closing of the offering for any of our shareholders holding 20% or more of our voting power immediately prior to the offering and (ii) each time a shareholder became the holder of 20% or more of our voting power;

Part 6 - Risk Factors   140

FY2025 20-F

•	our amended and restated articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders;

•	our amended and restated articles of association provide that director vacancies may be filled by our board of directors; and

•	Roy Mann, one of our Co-Founders and Co-Executive Officers and a member of our board of directors, holds one founder share, which provides Mr. Mann with certain veto rights over the approval of certain corporate transactions. See “Risks Relating to Our Operations as a Public Company and our Ordinary Shares— One of our Co-Founders and Co-Chief Executive Officers holds one founder share with certain veto rights, thereby limiting your ability to influence certain key matters affecting our business and affairs.”

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders who are not eligible for exemption or relief from Israeli capital gains tax (neither under the Israeli Tax Ordinance nor under an applicable tax treaty). For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to a certain share swap transaction, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

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

We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.

Part 6 - Risk Factors   141

FY2025 20-F

In September 2025, our board of directors approved a program to repurchase our ordinary shares in an amount up to $870 million. The repurchase program provides us with the authority to repurchase our ordinary shares from time to time. The repurchase program does not require the purchase of any minimum dollar amount or number of shares and may be suspended, modified or discontinued at any time without prior notice. As of December 31, 2025, we have repurchased 883,913 ordinary shares for an aggregate amount of $135.0 million.

Repurchases of our ordinary shares pursuant to our repurchase program could affect the market price of our ordinary shares and its volatility. Additionally, our repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase program’s effectiveness.

Risks relating to our incorporation and location in Israel

Conditions in Israel, including due to the war between Israel and Iran and other conflicts in the region, could materially and adversely affect our business.

Many of our officers and employees, including our Co-CEOs and other members of management, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

Israel has and continues to be involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and Syria and other terrorist organizations. Although certain ceasefire agreements have been reached with Hamas there is no assurance that this agreement will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

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

Part 6 - Risk Factors   142

FY2025 20-F

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

Part 6 - Risk Factors   143

FY2025 20-F

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

Part 6 - Risk Factors   144

FY2025 20-F

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that, as of December 31, 2025 and 2024, we have been eligible for certain tax benefits provided to a “Preferred Technological Enterprise”, under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, including, inter alia, a reduced corporate tax rate on Israeli preferred technology taxable income, as defined in the Investment Law and its regulations. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled, or changed, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates (currently 23%). Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

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

Risks related to our Digital Lift Initiative and the monday.com Foundation

Risks related to our Digital Lift Initiative makes us susceptible to unintended consequences.

Part 6 - Risk Factors   145

FY2025 20-F

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

In order to facilitate the activities of the Digital Lift Initiative, we established the monday.com Foundation. As of the date of this annual report, we have issued 68,000 ordinary shares to the monday.com Foundation. We intend to issue additional ordinary shares to the monday.com Foundation, up to 10% of our issued share capital, in order to continue to fund its charitable initiatives to promote the Digital Lift Initiative. Additional grants will largely depend on the funding requirements and performance of the monday.com Foundation on an ongoing basis. However, we have determined that we will limit any equity contribution to the monday.com Foundation to no more than 1% of our outstanding ordinary shares on an annual basis, measured as of the end of each fiscal year, with any unissued amount up to a maximum of 1% in the aggregate measured as of the end of the prior fiscal year carried over to subsequent fiscal years.

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

If our Digital Lift Initiative does not operate as intended over time or on a larger scale, we may suffer unintended consequences as a result of perceived problems with the monday.com Foundation. For example:

•	Our commitment to charitable donations through the monday.com Foundation may not align our interests with those of our customers and shareholders and may create conflicts of interests. Moreover, our commitment to charitable donations may not resonate with new or existing customers and shareholders and may fail to attract new customers and shareholders to the Company.

•	The amount of equity contributed to the monday.com Foundation over time may be viewed as excessively dilutive to new and existing shareholders.

Part 6 - Risk Factors   146

FY2025 20-F

•	We have no control over how the monday.com Foundation will deploy the capital that we donate to it over time. As such, the monday.com Foundation may deploy funds in a way that fails to align with our corporate values and culture.

•	If the majority of the members of the monday.com Foundation’s board of directors do not remain independent from the Company or if in the future, we try to exert control over the monday.com Foundation, tax authorities may view the monday.com Foundation as an extension of the Company and require us to treat the monday.com Foundation as a consolidated subsidiary of the Company for financial and tax reporting purposes, which could have a material adverse impact on our business and financial condition.

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

Part 6 - Risk Factors   147

FY2025 20-F

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

Part 6 - Risk Factors   148

FY2025 20-F

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

Geopolitical conflicts may adversely affect our business and results of operations.

We have operations or activities in countries and regions outside Israel and the U.S., including Europe. As a result, our global operations are affected by economic, political, and other conditions in the foreign countries in which we do business. We cannot predict the impact of future conflicts, including economic impact, heightened operating risks, additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, higher energy costs and higher supply chain costs. Any of the foregoing could have substantial impacts on regional and global economics and a material adverse effect on our business, financial condition, and results of operations.

Part 6 - Risk Factors     149

FY2025 20-F

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

Share Capital

Our authorized share capital consists of 99,999,999 ordinary shares, no par value per share, of which 51,160,822 ordinary shares are issued and outstanding as of December 31, 2025.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) as a company listed on an exchange outside of Israel, one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Part 7 - Additional Information   150

FY2025 20-F

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

Part 7 - Additional Information   151

FY2025 20-F

Compensation

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that: at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the Company.

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

Part 7 - Additional Information   152

FY2025 20-F

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer (including a co-chief executive officer) is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors; and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms for the company’s Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer candidate did not have a prior business relationship with the company or was not a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate. In the event the Chief Executive Officer candidate also serves as a member of the board of directors, his or her compensation terms as Chief Executive Officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of directors and executive officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2025, was approximately $31.1 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued during the year ended December 31, 2024 and paid during the year ended December 31, 2025). This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2025, our directors and executive officers were granted options to purchase an aggregate of 28,881 ordinary shares, at a weighted average exercise price of $0 per share, and 104,677 RSUs per our 2021 Share Incentive Plan, or the 2021 Plan.

Part 7 - Additional Information   153

FY2025 20-F

We pay each of our non-employee directors an annual cash payment of $30,000 (or $60,000 for the chairperson) with additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) for each member of the Audit Committee; $6,000 (or $12,000 for the chairperson) for each member of the Compensation Committee; $4,000 (or $8,000 for the chairperson) for each member of the Nominating and Corporate Governance Committee; and $4,000 (or $8,000 for the chairperson) for each member of the Environmental, Social and Governance Committee. In addition, upon his or her initial appointment or election, each non-employee director shall be granted a one-time equity award under our incentive plan at a value of $300,000 which shall vest in 12 equal quarterly installments over a three- year period, subject to such director’s continued service through such dates. In addition, each non-employee director will be granted equity awards, on an annual basis, under our incentive plan (provided the director is still on the board of directors) at a value of $175,000, which will vest on the first anniversary of the date on which such equity awards were granted, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction and a preceding or subsequent termination of service.

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

The following describes the compensation of our five most highly compensated Covered Officers for, and with respect to, the year ended December 31, 2025. All amounts specified are in terms of cost to the Company as recorded in our financial statements, and presented below in U.S. dollar amounts in thousands. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.42 which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2025:

●	Roy Mann, our Co-Chief Executive Officer. Compensation costs recorded in 2025 of $316 in salary expenses and $70 in social benefits costs.

Part 7 - Additional Information   154

FY2025 20-F

●	Eran Zinman, our Co-Chief Executive Officer. Compensation costs recorded in 2025 of $316 in salary expenses and $47 in social benefits costs.

●	Eliran Glazer, our Chief Financial Officer. Compensation costs recorded in 2025 of $379 in salary expenses and $122 in social benefits costs.

●	Adi Dar, our Chief Customers Officer. Compensation costs recorded in 2025 of $333 in salary expenses and $144 in social benefits costs.

●	Daniel Lereya, our Chief Product and Technology Officer. Compensation costs recorded in 2025 of $338 in salary expenses and $32 in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Officers, and the benefit costs include the social benefits paid by us on behalf of the Covered Officers, including convalescence pay, vacation, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with the Company’s compensation policy, we also recorded expenses in respect of cash bonuses to our Covered Officers upon compliance with predetermined performance parameters, as set by the compensation committee and the board of directors. The 2025 cash bonus expenses recorded for Roy Mann, Eran Zinman, Eliran Glazer, Adi Dar and Daniel Lereya as provided for in our financial statements for the year ended December 31, 2025, were $340, $340, $207, $179, and $207, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025 for options and RSUs granted to Roy Mann, Eran Zinman, Eliran Glazer, Adi Dar, and Daniel Lereya of $6,635, $6,635, $4,120, $3,584, and $3,259, respectively. The aforementioned equity-based compensation is subject to a time-based vesting schedule, hence the above expenses also reflect equity awards made in previous years that have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 2 to our audited consolidated financial statements included in this annual report. All equity-based compensation grants to our Covered Officers were made in accordance with the parameters of the Company’s compensation policy and were approved by the Company’s compensation committee and board of directors.

Employment agreements with executive officers and directors

Employment Agreements

We have entered into employment agreements with each of our executive officers. These agreements each contain provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Part 7 - Additional Information   155

FY2025 20-F

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

Equity Awards

Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. In August 2021, we began granting RSUs to our non-em ployee directors, and in February 2022 to our executive officers. Such equity agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. Awards have been issued to our directors and executive officers under our 2017 Option Plan (the “Prior Plan”), and 2021 Plan.

Our board of directors, a duly authorized committee of our board of directors, or the administrator, will administer the Prior Plans and the 2021 Plan. Under the Prior Plan and the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the Prior Plan and the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, prescribe the forms of agreement for use under the Prior Plan and the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the Prior Plan and the 2021 Plan. Other than by will, the laws of descent and distribution or as otherwise provided under the Prior Plan and the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

In addition, in November 2024, we adopted the 2024 Foundation Share Incentive Plan, or the Foundation SIP.

The Foundation SIP

The Foundation SIP is designed to grant equity-based incentive awards to the Foundation’s service providers (as such term is defined under the Foundation SIP), encouraging them to enhance their efforts and contribute to the Foundation's success as a public benefit company. The board, or a designated committee, will administer the Foundation SIP, with authority to interpret its terms, designate award recipients, and adjust award conditions. The Foundation SIP allows for a maximum of 15,000 ordinary shares to be issued, with the possibility of reissuing shares used for exercise price or tax obligations if approved by the board.

Exculpation, Indemnification, and Insurance

Our amended and restated articles of association permit us to exculpate, indemnify and insure our executive officers to the fullest extent permitted by the Companies Law.

Part 7 - Additional Information   156

FY2025 20-F

We have entered into agreements with certain executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions (including with respect to our IPO) to the extent that these liabilities are not covered by insurance.

Board practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business, and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Co-Chief Executive Officers (each referred to as a “general manager” under the Companies Law) are responsible for our day-to-day management. Our Co-Chief Executive Officers are appointed by, and serve at the discretion of our board of directors, subject to the employment agreement that we have entered into with each of them. All other executive officers are appointed by the Co-Chief Executive Officers, subject to applicable corporate approvals, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Our directors are divided among the three classes as follows:

●	the Class I directors are Roy Mann, Gili lohan and Ronen Faier, and their terms will expire at our annual general meeting of shareholders to be held in 2028;

●	the Class II directors are Eran Zinman, Aviad Eyal and Petra Jenner, and their terms will expire at our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors are Avishai Abrahami and Jeff Horing, and their term will expire at our annual general meeting of shareholders to be held in 2027.

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

Part 7 - Additional Information   157

FY2025 20-F

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

Part 7 - Additional Information   158

FY2025 20-F

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

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include:

●	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

●	overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

Part 7 - Additional Information   159

FY2025 20-F

●	reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

●	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans

Part 7 - Additional Information   160

FY2025 20-F

and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to our Co-Chief Executive Officers and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Co-Chief Executive Officers and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our equity-based compensation plans, including, without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

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

Part 7 - Additional Information   161

FY2025 20-F

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of directors and officers, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and, with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;

●	the office holder’s position and responsibilities;

●	prior compensation agreements with the office holder;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

●	if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things, with regards to variable components:

●	with the exception of executive officers who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that

Part 7 - Additional Information   162

FY2025 20-F

●	the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

Our compensation policy, which became effective immediately prior to the closing of our IPO, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short-and long term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement, and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

Part 7 - Additional Information   163

FY2025 20-F

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

Our compensation policy is included as an exhibit to this annual report.

Part 7 - Additional Information   164

FY2025 20-F

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Gili Iohan, Ronen Faier and Aviad Eyal, with Ms. Iohan serving as chair. Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the committee, which include.

●	overseeing and assisting our board in identifying and recommending nominees for election as directors;

●	annually reviewing the board committee structure and recommending to the board for its approval directors to serve as members of each committee;

●	reviewing and reassessing the adequacy of the corporate governance guidelines and recommending any proposed changes to the board for approval; and

●	making recommendations to the board regarding governance matters, including, but not limited to, the Articles of Association.

Corporate responsibility and sustainability committee

Our corporate responsibility and sustainability committee consists of Roy Mann, Ronen Faier and Aviad Eyal, with Mr. Mann serving as chair. Our board of directors has adopted a corporate responsibility and sustainability committee charter setting forth the responsibilities of the committee, which include:

●	recommending to our board of directors the Company’s overall general strategy with respect to corporate responsibility and sustainability matters (collectively, “CRS Matters”);

●	overseeing the Company’s policies, practices, and performance with respect to CRS Matters;

●	overseeing the Company’s reporting standards in relation to CRS Matters;

●	reviewing the monday foundation’s practices and performance;

●	reporting to the board of directors about current and emerging topics relating to CRS Matters and, if appropriate, detailing actions taken in relation to the same; and

●	advising the board of directors on shareholder proposals and other significant stakeholder concerns relating to CRS Matters.

Employees

As of December 31, 2025, we had 3,155 employees, representing a 26% growth since December 31, 2024. With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Part 7 - Additional Information   165

FY2025 20-F

For additional discussion on the strength of our culture and our investment in human capital, see "Part 1 - Who We Are - monday.com corporate responsibility and sustainability".

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Part 7 - Additional Information   166

FY2025 20-F

Code of ethics

We have adopted a Code of Ethics and Conduct applicable to our executive officers, directors and all other employees, which is intended to meet the definition of “code of ethics” of Form 20-F. A copy of the Code of Ethics and Conduct is made available to every employee of the Company and is also available on our website at https://ir.monday.com.

Pursuant to Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to either of our Co-Chief Executive Officers or our Chief Financial Officer or other persons performing similar functions and relates to any element of the code of ethics definition enumerated in of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Form 20-F. We granted no waivers under our code in 2025.

Purchases of equity securities by the issuer and affiliated purchasers

Share purchase activity during the year ended December 31, 2025 was as follows:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
November 1 – 30 2025	294,935	$152.64	294,935	$824,982,479.5
December 1 – 31 2025	588,978	$152.83	588,978	$734,971,570.32
Total	883,913	$-	883,913	$734,971,570.32

(1)	All ordinary shares were purchased pursuant to our publicly announced $870 million repurchase plan authorized by our board of directors in September 2025.

Corporate governance

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose those Nasdaq rules with which we do not comply and the equivalent Israeli requirements that we follow instead.

We rely on this foreign private issuer exemption with respect to the quorum requirement for shareholder meetings. Instead of complying with the Nasdaq requirement that a quorum may not be less than 33 1/3% of our outstanding ordinary shares, pursuant to our amended and restated articles of association and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting rights, provided, however, that with respect to any general meeting of shareholders that was convened pursuant to a resolution adopted by the board of directors and which, at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” the requisite

Part 7 - Additional Information   167

FY2025 20-F

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

Insider trading policies

We have adopted an Insider Trading Compliance Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Compliance Policy is included as Exhibit 11.1 to this Annual Report.

Cybersecurity

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical assets and information.

We design and assess our program based on the ISO 27001 and National Institute of Standards and Technology (NIST) frameworks. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use ISO 27001 and NIST frameworks as a guide to help us identify, assess, mitigate and manage cybersecurity risks relevant to our business, impacted by industry trends and threats, regulatory updates, technological changes and strategic business direction.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key aspects of our cybersecurity risk management program include:

●	Conducting periodic risk assessments aimed at identifying significant cybersecurity risks to our critical assets, information, products, services, and the broader corporate environment;

●	Overseeing the following: (i) our cybersecurity risk assessment processes and procedures, (ii) the implementation and management of our security controls, and (iii) our prevention, detection and response strategies to cybersecurity incidents;

●	Engaging leading external service providers, when suitable, to evaluate, test, or support various aspects of our security posture and controls;

Part 7 - Additional Information   168

FY2025 20-F

●	Implementing cybersecurity awareness training programs for our employees (based on their role), incident response teams, and senior management;

●	Developing a cybersecurity incident response plan outlining procedures for addressing cybersecurity incidents;

●	Implementing a third-party cyber risk management process for assessing and managing risks associated with relevant vendors and suppliers; and

●	Generating proactive alerts based on data analysis from platform usage.

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

Our audit committee periodically receives reports from management on our cybersecurity risks. In addition, management updates our audit committee, as necessary, regarding cybersecurity project planning, headcount, and security risk-map status and cybersecurity incidents it considers to be significant.

Our management team, led by our SVP Data & Information, is primarily responsible for assessing and managing our materials risks from cybersecurity threats. Our SVP Data & Information has 29 years of relevant experience and is informed of and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Part 7 - Additional Information   169

FY2025 20-F

Exhibits

The following are filed as exhibits hereto:

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2022, filed on March 14, 2023 (File No. 333-256182))
2.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Annual Report on form 20-F for the year ended December 31, 2023)
4.1	Form of Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain holders of its ordinary shares (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1/A, as filed on June 1, 2021 (Registration No. 333-256182))
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.3	2013 Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.4	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.5	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))

Exhibits   170

FY2025 20-F

Exhibit No.	Description

4.6	2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.7	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, as filed on May 17, 2021 (Registration No. 333-256182))
4.8	English summary of the headquarters Lease Agreement, dated as of January 15 2020, by and between the Company and Rubenstein Buildings Ltd. (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F, as filed on March 14, 2024)
4.9	2024 monday.com Foundation Share Incentive Plan (SIP) (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F, as filed on March 17, 2025)
8.1*	List of subsidiaries of the Registrant
11.1	monday.com Ltd. Insider Trading Compliance Policy (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F, as filed on March 17, 2025)
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Co-Chief Executive Officer
12.3*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Co-Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2*	Certification of Co-Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.3*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

Exhibits   171

FY2025 20-F

Exhibit No.	Description

15.1*	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network
97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F, as filed on March 14, 2024)
101. INS	Inline XBRL Instance Document. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

monday.com Ltd.

/s/ Eliran Glazer

Eliran Glazer

Chief Financial Officer Date: March 13, 2026

Exhibits   172

MONDAY.COM LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of monday. com Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition— Refer to Note 2.n to the financial statements

Critical Audit Matter Description

The Company generates revenue from the sale of subscriptions to customers to access its cloud-based platform. The Company's subscription agreements are accounted for as service contracts. Subscription agreements with certain enterprise customers of the Company may include non-standard terms and conditions.

Subscription agreements with enterprise customers require additional effort and judgment by management in evaluating the impact of such contractual terms on revenue recognition.

Given the management judgment required to evaluate the Company's subscription agreements with enterprise customers, auditing these contracts required a high degree of auditor judgment and an increased extent of effort in the identification and evaluation of terms and conditions in enterprise subscription agreements that impact revenue recognition.

F-3   175

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's subscription agreements with enterprise customers included the following, among others:

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over revenue recognition, including management's controls over the revenue recognition analysis.

We selected a sample of enterprise subscription agreements with customers and performed the following to evaluate the Company's revenue recognition analysis:

●	Obtained and read the enterprise subscription agreement and independently assessed the terms of the contract to identify non-standard terms and conditions.

●	Performed an independent calculation of the revenue to be recognized for the period based on the agreement terms.

●	Evaluated the completeness and accuracy of the revenue recognition by comparing our independent calculation to that of management.

/s/Brightman Almagor Zohar & Co.

Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 13, 2026

We have served as the Company's auditor since 2012

F-4   176

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of monday.com Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of monday.com Ltd. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (coso). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 13, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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
March 13, 2026

F-6   178

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,503,149	$1,411,602
Marketable securities	162,308	50,004
Accounts receivable - net of allowance for credit losses of $889 and $296 as of December 31, 2025 and 2024, respectively	30,552	25,804
Prepaid expenses and other current assets	93,055	44,836
Total current assets	1,789,064	1,532,246
Property and equipment, net	53,888	41,576
Operating lease right-of-use assets	149,149	94,703
Deferred tax assets, net	58,682	—
Other long-term assets	55,817	16,983
Total long-term assets	317,536	153,262
Total assets	$2,106,600	$1,685,508
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$45,001	$35,611
Accrued expenses and other current liabilities	234,377	171,040
Deferred revenue	409,677	339,951
Operating lease liabilities, current	25,819	29,013
Total current liabilities	714,874	575,615
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	142,948	77,023
Deferred revenue, non-current	1,942	2,639
Total long-term liabilities	144,890	79,662
Total liabilities	859,764	655,277
COMMITMENTS AND CONTINGENCIES (NOTE 10)
SHAREHOLDERS' EQUITY:
Ordinary shares, no par value - Authorized: 99,999,999 as of December 31, 2025, and 2024; Issued and Outstanding:51,160,822 and 50,773,337 as of December 31, 2025 and 2024, respectively	—	—
Founders’ shares, no par value: Authorized: 1 share as of December 31, 2025, and 2024; Issued and Outstanding: 1 share as of December 31, 2025 and 2024	—	—
Additional paid-in capital	1,662,029	1,579,074
Accumulated other comprehensive income	18,097	3,189
Accumulated deficit	(433,290)	(552,032)
Total shareholders' equity	1,246,836	1,030,231
Total liabilities, and shareholders' equity	$2,106,600	$1,685,508

The accompanying notes are an integral part of the consolidated financial statements.

F-7   179

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023

Revenue	$1,231,997	$971,995	$729,695
Cost of revenue	133,099	103,691	80,645
Gross profit	1,098,898	868,304	649,050

OPERATING EXPENSES
Research and development	320,799	213,709	156,500
Sales and marketing	630,851	533,539	438,402
General and administrative	148,996	142,090	92,733
Total operating expenses	1,100,646	889,338	687,635

Operating loss	(1,748)	(21,034)	(38,585)
Financial income, net	61,065	55,500	41,911
Income before income taxes	59,317	34,466	3,326
Income tax benefit (expense)	59,425	(2,094)	(5,203)
Net income (loss)	$118,742	$32,372	$(1,877)
Net income (loss) per share attributable to ordinary shareholders', basic	$2.31	$0.65	$(0.04)
Net income (loss) per share attributable to ordinary shareholders', diluted	$2.24	$0.62	$(0.04)
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	51,444,028	49,908,423	48,366,378
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	53,086,984	52,420,826	48,366,378

The accompanying notes are an integral part of the consolidated financial statements.

F-8   180

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Net income (loss)	$118,742	$32,372	$(1,877)
Other comprehensive income (loss):
Change in unrealized gains (losses) on marketable securities, net of tax:
Unrealized gains arising during the period	143	207	—
Losses (gains) reclassified into earnings	—	—	—
Change in unrealized gains (losses) on cash flow hedges, net of tax:
Unrealized gains (losses) arising during the period	31,218	(961)	4,273
Losses (gains) reclassified into earnings	(16,453)	(5,861)	8,741
Net current-period other comprehensive income (loss)	14,908	(6,615)	13,014
Comprehensive income	$133,650	$25,757	$11,137

The accompanying notes are an integral part of the consolidated financial statements.

F-9   181

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Founders’ Shares	Ordinary Shares
	Number of Shares	Number of Shares	Additional Paid-in Capital	Accumulated Comprehensive Income (loss) (*)	Accumulated Deficit	Shareholders’ Equity
Balance as of January 1, 2023	1	47,737,868	$1,265,477	$(3,210)	$(582,527)	$679,740
Exercise of options	—	767,148	11,666	—	—	11,666
Issuance of ordinary shares upon vesting of restricted share units	—	338,034	—	—	—	—
Issuance of ordinary shares under employee share purchase plan	—	80,853	8,782	—	—	8,782
Share-based compensation	—	—	102,183	—	—	102,183
Other comprehensive income	—	—	—	13,014	—	13,014
Net loss	—	—	—	—	(1,877)	(1,877)
Balance as of December 31, 2023	1	48,923,903	$1,388,108	$9,804	$(584,404)	$813,508
Exercise of options	—	1,220,551	29,421	—	—	29,421
Issuance of ordinary shares upon vesting of restrictedshare units	—	483,508	—	—	—	—
Issuance of ordinary shares under employee sharepurchase plan	—	77,375	13,284	—	—	13,284
Share-based compensation	—	—	130,353	—	—	130,353
Share-based compensation – Foundation (**)	—	68,000	17,908	—	—	17,908
Other comprehensive loss	—	—	—	(6,615)	—	(6,615)
Net income	—	—	—	—	32,372	32,372
Balance as of December 31, 2024	1	50,773,337	$1,579,074	$3,189	$(552,032)	$1,030,231

F-10   182

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (cont.)

U.S. dollars in thousands (except share and per share data)

	Founders’ Shares	Ordinary Shares
	Number of Shares	Number of Shares	Additional Paid-in Capital	Accumulated Comprehensive Income (loss) (*)	Accumulated Deficit	Shareholders’ Equity
Balance as of January 1, 2025	1	50,773,337	$1,579,074	$3,189	$(552,032)	$1,030,231
Exercise of options	—	505,473	19,134	—	—	19,134
Issuance of ordinary shares upon vesting of restricted share units	—	658,123	—	—	—	—
Issuance of ordinary shares under employee share purchase plan	—	107,802	20,024	—	—	20,024
Share-based compensation	—	—	178,825	—	—	178,825
Repurchase of ordinary shares	—	(883,913)	(135,028)	—	—	(135,028)
Other comprehensive loss	—	—	—	14,908	—	14,908
Net income	—	—	—	—	118,742	118,742
Balance as of December 31, 2025	1	51,160,822	$1,662,029	$18,097	$(433,290)	$1,246,836

(*) As of December 31, 2025 and 2024, accumulated other comprehensive income is comprised of unrealized gains on derivatives, net of tax of $17,747 and 2,982, respectively, and unrealized gains on marketable securities net of tax of $350 and $207, respectively.

(**) Represents the fair market value of 68,000 shares that the Company contributed to the monday.com foundation during 2024. See also Note 12.

The accompanying notes are an integral part of the consolidated financial statements.

F-11   183

MONDAY.COM AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$118,742	$32,372	$(1,877)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,805	11,858	9,023
Loss from sale of property and equipment	290	576	—
Share-based compensation	177,011	129,209	100,186
Charitable share contribution to foundation	—	17,908	—
Amortization of discount and accretion of interest on marketable securities	(2,139)	(227)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(4,748)	(7,893)	(4,685)
Prepaid expenses and other assets	(45,602)	16,280	11,840
Accounts payable	8,453	10,406	17,397
Accrued expenses and other liabilities	59,953	27,459	14,588
Deferred taxes, net	(61,150)	—	—
Deferred revenue	69,029	73,117	68,932
Net cash provided by operating activities	333,644	311,065	215,404
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20,362)	(13,211)	(7,901)
Purchase of marketable securities	(187,829)	(49,570)	—
Maturities of marketable securities	77,855	—	—
Investment in affiliated company	—	(6,000)	—
Capitalized software development costs	(3,380)	(2,024)	(2,558)
Net cash used in investing activities	(133,716)	(70,805)	(10,459)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	41,865	43,341	21,243
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	(15,218)	11,873	4,046
Repurchases of ordinary shares	(135,028)	—	—
Net cash provided by (used in) financing activities	(108,381)	55,214	25,289
INCREASE IN CASH, CASH EQUIVALENTS	91,547	295,474	230,234
CASH, CASH EQUIVALENTS - Beginning of year	1,411,602	1,116,128	885,894
CASH, CASH EQUIVALENTS - End of year	$1,503,149	$1,411,602	$1,116,128
SUPPLEMENTAL DISCLOSURE:
Cash paid for income taxes, net	$4,858	$6,210	$7,560
Cash paid for interest	$—	$—	$25
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash purchases of property and equipment	$937	$368	$105
Capitalized share-based compensation costs	$1,814	$1,144	$1,997
Right-of-use asset recognized with corresponding lease liability	$79,189	$68,743	$93

The accompanying notes are an integral part of the consolidated financial statements.

F-12   184

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

monday.com Ltd (“monday.com” and together with its subsidiaries collectively, “the Company”) was incorporated under the laws of Israel and commenced operations in 2012. The Company operates an artificial intelligence (“AI”) cloud-based work platform that consists of modular building blocks that can be easily used and assembled to create software applications and work management tools and serves as a connective layer to integrate with other systems and applications across an organization. On top of our platform, we have built a product suite to address the needs of specific industries and use cases. By using the Company’s AI work platform and products, customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity through AI-powered workflows.

monday.com has ten wholly owned subsidiaries: monday.com Inc. (the “U.S. Subsidiary”), incorporated in the United States in 2016, monday.com UK 2020 Ltd., incorporated under the laws of England in 2020, monday.com PTY Ltd., incorporated in Australia in 2020, monday.com Ltda., incorporated in Brazil in 2021, monday.com K.K., incorporated in Japan in 2021, monday.com Sp.z o.o., incorporated in Poland in 2022, monday.com PTE., incorporated in Singapore in 2022, monday.com SAS., incorporated in France in 2024, monday.com GmbH., incorporated in Germany in 2024, and monday.com, S.A. DE C.V., incorporated in Mexico in 2025. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with accretion of interest on securities is included in financial income, net. At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC Topic 326, “Financial Instrument-Credit losses” (“ASC 326”). Allowance for credit losses on AFS debt securities is recognized in the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity. No credit losses were recognized during the year ended December 31, 2025 and 2024.

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

Expenses associated with credit losses for the years ended December 31, 2025, 2024 and 2023 were $4,467, $2,525 and $2,040, respectively. The Company wrote off bad debts in the amount of $5,060, $2,547 and $2,130 during 2025, 2024 and 2023, respectively.

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

Managment’s judgment regarding the level of influence over its equity method investee includes considering key factors such as the Company’s ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

F-15   187

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company assesses its equity method investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the affiliated company, including current earnings trends, and other affiliated company-specific information such as financing rounds. During 2025 and 2024, no impairment loss was recognized in the Company’s consolidated statements of operations.

The net carrying value of the investment in the affiliated company amounted to $6,000 as of both December 31, 2025 and 2024 and is presented as part of other-long term assets in the consolidated balance sheets. Equity gains (losses) were immaterial in 2025 and 2024.

H.	Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets (see Note 2j). Expenditures for maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposals is reflected in the consolidated statements of operations in the period of disposition.

I.	Internal Use Software Development Costs

The Company capitalizes certain internal use software development costs (“Capitalized software development costs”) related to its cloud-based platform (amortized over 3 years) or to back-office operating systems (amortized over six years). The costs consist of personnel costs incurred during the application development stage. Capitalization begins when the preliminary project stage is completed, and it is probable that the software will be completed and used for its intended function.

Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Capitalized software development costs are included in property and equipment, net in the consolidated balance sheets (see Note 5) and are amortized over the estimated useful life of the software, on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expenses are included in cost of revenue in the consolidated statement of operations. Management evaluates the useful lives

F-16   188

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

J.	Depreciation, Amortization and Impairment of Long-Lived Assets

Long-lived assets with definite lives consist of property and equipment. Long-lived assets are amortized over their estimated useful lives which are as follows:

Years
Computers, software, patents and electronic equipment	3-5
Office furniture and equipment	10-14
Capitalized software development costs	3-6
Leasehold improvements	Shorter of the remaining term of the underlying lease, or estimated useful life of the asset

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company classifies leases at their inception as either capital or operating leases. A lease that transfers substantially all the risks and rewards incidental to ownership of the leased asset to the Company is classified as a finance lease. For finance leases, at the commencement of the lease term, the leased asset is measured at the lower of fair value or the present value of the minimum lease payments. The leased asset is depreciated over the shorter of its useful life and the lease term.

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

The Company utilized the practical expedient in ASC 842 and elected not to record leases with an initial term of 12 months or less on the consolidated balance sheets. Therefore, for short-term leases with a term of 12 months or less, operating lease ROU assets and lease liabilities are not recognized, and the Company records such lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

F-18   190

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

Rent expenses for the years ended December 31, 2025, 2024 and 2023, were $34,040, $27,038 and $21,369, respectively. See also Note 9.

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

Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, contributed on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Therefore, the Company does not recognize a liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheets. Severance expenses for the years ended December 31, 2025, 2024 and 2023, amounted to $15,636, $11,086 and $8,435, respectively.

The Company’s U.S. Subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The expenses recorded by the U.S. subsidiary for employer’s contributions were $3,453, $2,493 and $1,898 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Company generates revenue from the sale of subscriptions to customers to access its AI cloud-based work platform. The terms of the Company’s

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

The Company’s contracts generally include a fixed number of users and fixed price per user. Revenue for these arrangements is recognized ratably over the contract term.

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

2.	Identification of the contract, or contracts, with the customer

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

The Company recognized $339,951, $266,284 and $198,099 of revenue during the years ended December 31, 2025, 2024 and 2023, respectively, that were included in the deferred revenue balance at the beginning of the respective year.

Remaining performance obligations

Remaining Performance Obligations (RPOs) are defined as the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenue and non-invoiced amounts expected to be billed and recognized in the future.

As of December 31, 2025, the Company’s RPOs from contracts with customers were $838,942, of which the Company expects to recognize approximately 81% as revenue over the next 12 months and the remainder thereafter.

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

The following table summarizes the activity of deferred contract acquisition costs:

F-22   194

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Year ended December 31,
	2025	2024
Beginning balance	$20,522	$3,675
Capitalization of deferred contract costs	88,425	23,229
Amortization	(23,139)	(6,382)
Ending balance	$85,808	$20,522

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

Research and development expenses consist primarily of personnel-related expenses, including share-based compensation, software costs and allocated overhead costs.

F-23   195

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Sales and Marketing

Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel including share-based compensation, online marketing expenses and other advertising costs, sales commissions and allocated overhead costs. Sales and marketing expenses are expensed as incurred. Advertising costs amounted to $237,944, $218,415 and $203,235, in the years ended December 31, 2025, 2024 and 2023, respectively.

R.	General and Administrative

General and administrative expenses primarily consist of personnel-related and share-based compensation expenses associated with the Company’s executives, as well as its finance, legal, human resources and other operational and administrative functions, professional fees for external legal, accounting, and other consulting services, directors and officer’s insurance expenses, donations, bad debt expenses, charitable contributions to the monday.com Foundation and allocated overhead costs.

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

Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies, as well as upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected option term was calculated based on the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company does not have sufficient historical data to develop an estimate based on participant behavior. The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. The Company has not paid dividends and has no foreseeable plans to pay dividends.

The assumptions used to determine the fair value of the share-based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Year ended December 31,
	2025	2024	2023
Risk-free interest rate	3.74%-4.11%	4.03%-4.77%	3.48%-4.49%
Expected dividend yield	0%	0%	0%
Expected term (in years)	2-7	5-7	5-7
Expected volatility	57%	58%	57%-65%

F-25   197

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

ii.	ESPP:

The following table summarizes the Monte-Carlo model assumptions used at the grant dates:

	Year ended December 31,
	2025	2024	2023
Risk-free interest rate	3.95%-4.34%	4.34%-5.12%	4.92%-5.24%
Expected dividend yield	0%	0%	0%
Expected term (in years)	0.5	0.5	0.5
Expected volatility	50%-73%	48%-50%	54%-80%

T.	Income Taxes

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

As of December 31, 2024 and 2023, the Company recorded a full valuation allowance against its deferred tax assets due to significant negative evidence including an history of losses in previous years. During 2025, the Company reversed the valuation allowance and recognized a deferred tax benefit of $61,150 as it believes that the weight of the positive evidence, including the cumulative pre-tax income position in the three most recent years and forecasts for a sustained level of future taxable income, was sufficient to overcome the weight of the negative evidence.

The Company monitors the realizability of its deferred tax assets each reporting period taking into account all relevant factors. The Company considers its history of pre-tax income (loss) adjusted for permanent book-tax differences, volatility in actual earnings, excess tax benefits related to share-based compensation in recent prior years, and impacts of the timing of reversal of existing temporary differences. The Company also relies on its assessment of the Company’s projected future results of business operations, including uncertainty in future operating results relative to historical results, volatility in the market price of its ordinary shares and its performance over

F-26   198

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

time, variable macroeconomic conditions impacting its ability to forecast future taxable income, and changes in business that may affect the existence and magnitude of future taxable income. The Company’s valuation allowance assessment is based on its best estimate of future results considering all available information.

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

The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2025 and 2024, no liability for unrecognized tax benefits was recorded due to immateriality.

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

For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets. For each of the years ended December 31, 2025, and 2024, there were no individual customers that accounted for 10% or more of the Company’s revenues. The Company’s accounts receivable are geographically diversified and derived primarily from sales in the United States, EMEA, and APAC. To manage its accounts receivable risk, the Company evaluates the credit worthiness of its customers and maintains allowances for potential credit losses.

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

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The carrying amount of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, and accrued expenses, are stated at their carrying value, which approximates fair value due to the short maturities of these instruments.

Assets measured at fair value on a recurring basis as of December 31, 2025 and 2024, are comprised of money market funds, marketable securities, and derivative instruments (see Note 8).

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

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”).. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for annual periods beginning January 1, 2025. The Company adopted ASU 2023-09 during the year ended December 31, 2025 on a prospective basis, which resulted in updated income tax disclosures. See Note 14.

F-30   202

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

AA.	Accounting pronouncements not yet effective

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for annual and interim periods beginning January 1, 2028. The Company is currently evaluating the impact the adoption of ASU 2025-11 will have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which requires software capitalization to begin when both of the following occur: (1) management has authorized and committed to funding the software project; and (2) it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective for the first annual and interim reporting periods beginning January 1, 2028, with early adoption permitted. The provisions of ASU 2025-06 allow for a prospective, modified, or retrospective transition approach. The Company is currently evaluating the impact the adoption of ASU 2025-06 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which allows a practical expedient that assumes current conditions as of the balance sheet date do not change for the remaining life

F-31   203

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (cont.)

of the asset. The ASU is effective for annual and interim periods beginning January 1, 2026, on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-05 on its consolidated financial statements.

NOTE 3: CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES.

	December 31,
	2025	2024
Cash and cash equivalents:
Cash	$132,131	$98,392
Bank deposits	331,370	21,936
Money market funds	1,039,648	1,291,274
Total cash and cash equivalents	$1,503,149	$1,411,602
Marketable securities:
U.S. Treasury bills	162,308	50,004
Total marketable securities	162,308	50,004
Total cash and cash equivalents and marketable securities	$1,665,457	$1,461,606

The following is a summary of available-for-sale marketable securities as of December 31, 2025 and 2024, excluding securities classified within cash and cash equivalents on the consolidated balance sheets:

	December 31, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Contractual maturity year:
Within one year	$92,048	$141	$(3)	$92,186
After one year through five years	69,862	262	(2)	70,122
Total	$161,910	$403	$(5)	$162,308

F-32   204

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES. (cont.)

	December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Contractual maturity year:
Within one year	$49,797	$207	$—	$50,004
After one year through five years	—	—	—	—
Total	$49,797	$207	$—	$50,004

As of December 31, 2025 and 2024, interest receivable on marketable securities amounted to $690 and $86 and is included within marketable securities in the consolidated balance sheets.

NOTE 4: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2025	2024
Prepaid expenses	$21,619	$15,944
Related parties’ receivable	109	1,587
Government institutions	8,760	7,376
Derivative instruments	20,168	2,984
Interest receivable	3,918	4,864
Short-term vendor deposits	558	335
Deferred contract costs	36,775	10,409
Other current assets	1,148	1,337
Total prepaid expenses and other current assets	$93,055	$44,836

F-33   205

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Computers, software, patents and electronic equipment	$23,509	$20,912
Office furniture and equipment	11,888	9,804
Leasehold improvements	33,855	22,000
Capitalized software development costs	22,735	17,629
Capital leases	—	254
Property and equipment, gross	91,987	70,599
Less accumulated depreciation and amortization	(38,099)	(29,023)
Property and equipment, net	$53,888	$41,576

Depreciation and amortization expense was $13,805, $11,858 and $8,961, for the years ended December 31, 2025, 2024 and 2023, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recognized capital losses of $290, $576 and $62, respectively.

The Company capitalized costs related to the development of internal-use software of $5,107, $3,013 and $4,019 for the years ended December 31, 2025, 2024 and 2023, respectively. Amortization of capitalized software development costs was $3,840, $3,883 and $2,558 for the years ended December 31, 2025, 2024 and 2023, respectively. The net carrying value of capitalized software development costs was $10,090 and $8,823 as of December 31, 2025 and 2024, respectively.

NOTE 6: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2025	2024
Accrued employee compensation and benefits	$132,264	$95,960
Accrued expenses	76,481	56,528
Advances from customers	5,735	3,431
Income and indirect taxes payable	19,897	15,121
Total	$234,377	$171,040

F-34   206

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

The fair values of derivative instruments and the balance sheet items to which they were recorded are summarized as follows:

	Balance sheet line
	item	December 31
		2025	2024
Derivatives designated as hedging instruments:

Foreign exchange contracts	Prepaid expenses and other current assets	$20,168	$2,984
		$20,168	$2,984
Derivatives not designated as hedging instruments:
		$—	$—
Total		$20,168	$2,984

The effect of derivative instruments on cash flow hedging, as well as the effect of instruments not designated as hedge and the relationship between income and other comprehensive income for the years ended December 31, 2025 and December 31, 2024, are summarized below:

F-35   207

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: DERIVATIVES AND HEDGING (cont.)

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Realized gains on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)
	Year ended		Year ended		Year ended
	December 31		December 31		December 31
	2025	2024	2025	2024	2025	2024

Derivatives designated as hedging instruments:

Foreign exchange
contracts	$31,218	$(961)	$16,453	$5,861	$(252)	$—
Total	31,218	(961)	16,453	5,861	(252)	—

Derivatives not designated as hedging instruments:

	—	—	—	—	—	—
Total	—	—	—	—	—	—

(*) Classified in operating expenses in the consolidated statement of operations.

The notional amounts of the outstanding derivatives are summarized as follows:

	As of December 31,
	2025	2024
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$188,088	$209,487
	$188,088	$209,487

NOTE 8: FAIR VALUE MEASUREMENTS

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: FAIR VALUE MEASUREMENTS (cont.)

The Company’s financial assets, which are measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	As of December 31,
	2025			2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$1,039,648	$—	$1,039,648	$1,291,274	$—	$1,291,274
Marketable securities:
U.S. Treasury bills	162,308	—	162,308	50,004	—	50,004
Foreign currency
derivative contracts:
Foreign exchange
contracts	—	20,168	20,168	—	2,984	2,984
Total	$1,201,956	$20,168	$1,222,124	$1,341,278	$2,984	$1,344,262

NOTE 9: LEASES

A.	Operating leases

The Company has entered into various non-cancellable operating leases for its offices expiring between fiscal 2026 and 2035. Certain lease agreements contain an option for the Company to extend the lease term or an option to terminate a lease early. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. Additionally, the Company entered into certain cancellable monthly lease agreements for short-term periods of up to one year.

F-37   209

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands)

NOTE 9: LEASES (cont.)

B.	The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

Years Ending December 31,	Amount
2026	$28,516
2027	33,936
2028	34,051
2029	32,017
2030	31,697
Thereafter	29,273
Total undiscounted cash flows	$189,490
Less: Imputed interest	$(20,723)
Present value of lease liabilities	$168,767

Refer to Note 10 for additional leases excluded from the table above.

Supplemental balance sheet information related to leases is as follows:

	Year ended December 31
	2025	2024
Weighted-average remaining lease term	5.8 years	5.2 years
Weighted-average discount rate	4.0%	4.2%

NOTE 10: COMMITMENTS AND CONTINGENCIES

A.	Guarantees:

As of December 31, 2025 and 2024, the Company has provided a bank guarantee in the amount of $19,793 and $8,264, respectively, to secure its lease agreement.

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

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of December 31, 2025 and 2024, related to indemnification agreements.

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

C. Legal Contingencies:

On March 10, 2026, an individual shareholder filed a putative class action asserting claims under Sections 10(b) and 20(a) of the Exchange Act concerning certain of the Company’s forward-looking earnings guidance. The case is pending in the U.S. District Court for the Southern District of New York and asserts claims against the Company and certain of its directors and officers. The case is currently in a preliminary stage. The Company believes the claims are without merit and intends to vigorously defend against them.

D. Other Commitments:

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, software licenses and services. Future minimum payments under the Company’s other commitments, as of December 31, 2025, are as follows:

Years Ending December 31,	Amount
2026	$55,729
2027	17,468
2028	0
Total contractual obligations	$73,197

F-39   211

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: COMMITMENTS AND CONTINGENCIES (cont.)

Additionally, the Company entered into operating lease agreements for new offices in Israel and an additional floor in New York. The lease commencement dates have not yet occurred, and accordingly, these leases were not recognized on the consolidated balance sheet as of December 31, 2025. The total undiscounted future lease payments under these agreements amount to $51,748, with lease terms of 10 years and 5 years, respectively, and were excluded from the table above.

NOTE 11: FINANCIAL INCOME, NET

	Year ended December 31,
	2025	2024	2023

Financial expenses:
Bank charges and other	$900	$495	$443
Exchange rate expense, net	3,068	4,796	—
Total financial expenses	3,968	5,291	443

Financial income:
Exchange rate income, net	—	—	361
Interest income on deposits, money market funds and marketable securities	63,447	60,659	41,993
Accretion of discount on marketable securities	1,586	132	—
Total financial income	65,033	60,791	42,354
Financial income, net	$61,065	$55,500	$41,911

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

NOTE 12: RELATED PARTIES (cont.)

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

The Company’s Co-founder and the Company are both shareholders in the Foundation and each of them holds 14% of the voting rights in the Foundation. The Company does not control the Foundation, and accordingly, it does not consolidate the Foundation’s statement of activities with its financial results. Additionally, the Foundation’s shares do not have any economic rights and are not in substance to ordinary shares, therefore the Company does not apply the equity method with regards to the Foundation’s results.

In August 2024, the parties entered into a service agreement according to which the Company shall provide certain services necessary for the operation and activities of the Foundation, such as lease of office space, logistics, IT and HR. The cost of these services shall be charged and paid back to the Company by the Foundation. The fair value of these services was immaterial in each of 2025 and 2024.

Other than as detailed above, there were no material related party transactions in each of the years ended December 31, 2025, 2024 and 2023 that were outside of the normal course of business.

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

	As of December 31,
	2025	2024
Ordinary shares	51,160,822	50,773,337
Outstanding share options and RSUs	2,653,964	3,164,395
Shares available for future grants under the 2021 plan	10,841,262	8,941,243
Shares available for future grants under the 2024 Foundation plan	14,498	15,000
Shares subject to the employee share purchase plan	1,048,635	1,156,437
Total	65,719,181	64,050,412

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

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY (cont.)

In 2021, the board of directors adopted the 2021 equity incentive plan for employees, officers, directors, and consultants (the “2021 Plan”). Following the IPO, the Company ceased granting awards under its old plans and all shares that remained available for issuance under these plans were transferred to the 2021 Plan. The 2021 Plan provides for the grant of options to purchase ordinary shares and RSUs. Each option granted under the 2021 Plan expires no later than 10 years from the date of grant. The vesting period of the options and RSUs is generally four years. As of December 31, 2025, the number of ordinary shares reserved and available for grant and issuance pursuant to the 2021 Plan (the “Share Reserve”) was 10,841,262.

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

Since January 1, 2022, the share reserve under the 2021 Plan has been automatically increased by an aggregate of 8,839,456 shares. Awards granted under the 2021 Plan generally vest over four years. Any award that is forfeited or canceled before expiration becomes available for future grants under the 2021 Plan.

Share option activity for the year ended December 31, 2025 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual life	Aggregate Intrinsic Value

Outstanding — January 1, 2025 (*)	1,768,230	$62.90	6.04	$305,379
Granted (*)	42,897	$0.87
Exercised	(505,473)	$37.85
Expired and forfeited	(48,587)	$68.50
Outstanding — December 31, 2025	1,257,067	$70.64	5.17	$111,600
Exercisable — December 31, 2025(*)	1,108,563	$71.39	4.93	$98,545

(*) Includes 73,074 performance-based options granted to the Company’s Co-CEOs in 2022, 74,108 in 2023, 22,481 in 2024 and 20,217 in 2025, as applicable.

F-43   215

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY. (cont.)

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying common shares as of December 31, 2025 and 2024. The intrinsic value of options exercised in the years ended 2025, 2024, and 2023 was approximately $123,083, $265,405 and $112,799, respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $252.64, $217.99, and $86.26, respectively.

The following table summarizes the activity for the Company’s RSUs for the year ended December 31, 2025:

	Number of Units	Weighted-Average Fair Value
Balance at January 1, 2025	1,396,165	$177.72
Granted (*)	871,602	$258.17
Vested	(658,123)	$185.31
Canceled	(212,747)	$195.19
Balance at December 31, 2025 (*)	1,396,897	$221.68

(*) Includes 22,928 performance-based awards granted to the Company’s Co-CEOs in 2023, and 48,129 and 62,211 performance-based awards to the Company’s Co-CEOs and several executives in 2024 and 2025, respectively.

As of December 31, 2025, 2024 and 2023, there was $164,201, $137,265, and $96,112 of total unrecognized compensation cost related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.77, 1.77 and 1.80 years, respectively.

Share-based compensation expense for the years ended December 31, 2025, 2024 and 2023, is as follows:

F-44   216

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY. (cont.)

	Year ended December 31,
	2025	2024	2023
Cost of revenues	$8,561	$6,603	$6,307
Research and development	82,250	50,995	38,737
Sales and marketing	44,084	33,865	25,395
General and administrative	42,116	55,654	29,747
Share-based compensation, net of amounts capitalized	$177,011	$147,117	$100,186
Capitalized share-based compensation costs	1,814	1,144	1,997
Total share-based compensation	$178,825	$148,261	$102,183

As of December 31, 2025, 2024, and 2023, unamortized share-based compensation expense was $170,313, $146,335 and $118,311, respectively, which is expected to be recognized over weighted average periods of 1.77, 1.76 and 1.75 years, respectively.

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

As of December 31, 2025, 304,269 ordinary shares had been purchased under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

F-45   217

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: SHAREHOLDERS’ EQUITY. (cont.)

E.	Share Repurchases

In September 2025, the Company’s board of directors authorized a share repurchase program of the Company’s ordinary shares in an aggregate amount of up to $870,000 and with no expiration date. The repurchases commenced in November 2025. Shares purchased under the plan are cancelled subsequent to their purchase, and are no longer outstanding. The cost of repurchased shares is deducted from total shareholders’ equity.

As of December 31, 2025, $734,972 remained available and authorized for repurchases under this program. In 2025, the Company repurchased and subsequently retired 883,913 shares for an aggregate amount of $135,028.

The timing and actual number of shares repurchased under the repurchase program depend on a variety of factors, including price, general business and market conditions, and other investment opportunities. Shares may be repurchased through open market purchases or privately negotiated transactions, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

NOTE 14: INCOME TAXES

A.	Income before income taxes:

The following are the domestic and foreign components of the Company’s income before income taxes:

	Year ended December 31,
	2025	2024	2023
Domestic (Israel)	$26,476	$15,004	$(10,368)
Foreign	32,841	19,462	13,694
Total	$59,317	$34,466	$3,326

F-46   218

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES. (cont.)

B.	Income tax expense (benefit) are comprised as follows:

	Year ended December 31,
	2025	2024	2023
Current:
Domestic (Israel)	$456	$603	$557
Foreign	1,269	1,491	4,646
Total current	1,725	2,094	5,203
Deferred:
Domestic (Israel)	(49,042)	—	—
Foreign	(12,108)	—	—
Total deferred	(61,150)	—	—
Total tax expense (benefit)	$(59,425)	$2,094	$5,203

C.	Deferred taxes:

The principal components of the Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

	As of December 31,
Deferred tax assets:	2025	2024
Share-based compensation	$41,725	$28,872
Net operating loss carry forwards	13,892	25,779
Research and development	3,565	2,457
Reserves and allowances	8,804	6,820
Deferred commission liability	4,506	—
Property and equipment	411	—
Carryforward tax credits	1,401	459
Operating lease liabilities	18,434	18,319
Gross deferred tax assets	92,738	82,706
Valuation allowance	—	(62,227)
Total deferred tax assets	$92,738	$20,479

F-47   219

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES. (cont.)

	As of December 31,
	2025	2024
Deferred tax liabilities:
Property and equipment	$(1,214)	$(1,946)
Operating lease right-of-use assets	(18,183)	(15,383)
Deferred contract costs asset	(12,035)	(2,767)
Derivative instruments (*)	(2,421)	(358)
Marketable securities (*)	(48)	(25)
Other	(155)	—
Deferred tax liabilities	$(34,056)	$(20,479)
Net deferred tax assets	$58,682	$—

(*) Deferred taxes on derivatives and marketable securities are recorded in other comprehensive income.

In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will be realized and accordingly, the valuation allowance was reversed in 2025.

D.	Tax rate reconciliation:

A reconciliation of the theoretical tax rate at the Israeli statutory tax rate to the Company's effective tax rate for the years 2024 and 2023 is as follows:

F-48   220

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES. (cont.)

	Year ended December 31,
	2024		2023
	Tax	Rate	Tax	Rate
Theoretical tax benefit	$7,927	23%	$765	23%
Increase (decrease) in tax rate due to:
Taxes resulting from non-deductible expenses	2,023	6%	1,376	41%
Temporary differences for which no deferred taxes were created	7,893	23%	3,365	101%
Tax credits	(1,629)	(5%)	(334)	(10%)
Utilization of losses	(12,340)	(36%)	(1,117)	(33%)
Adjustment for previous years taxes	(838)	(2%)	(523)	(16%)
Preferred technological enterprise and the effect of different tax rates in other jurisdictions	(1,651)	(5%)	1,158	35%
Currency differences	84	0%	(58)	(2%)
Other	625	2%	571	17%
Effective tax	$2,094	6%	$5,203	156%

A reconciliation of the theoretical tax rate at the Israeli statutory tax rate to the Company's effective tax rate for the year 2025 in accordance with ASU 2023-09 is as follows:

F-49   221

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES. (cont.)

	Year ended December 31, 2025
	Tax	Rate
Israel statutory tax rate	$13,643	23.0%
Foreign tax effects
United States
Statutory tax rate difference between
U.S. and Israel	(327)	(0.6%)
Share-based compensation	(3,979)	(6.7%)
Changes in valuation allowances	(7,255)	(12.2%)
Others	768	1.3%
United Kingdom
Statutory tax rate difference between
UK and Israel	152	0.3%
Changes in valuation allowances	(2,204)	(3.7%)
Tax credits	(2,046)	(3.4%)
Others	247	0.4%
Australia
Statutory tax rate difference between
Australia and Israel	239	0.4%
Changes in valuation allowances	(2,215)	(3.7%)
Others	526	0.9%
Poland
Statutory tax rate difference between
Poland and Israel	(90)	(0.2%)
Changes in valuation allowances	(989)	(1.7%)
Tax credits	(1,040)	(1.8%)
Others	137	0.2%
Other foreign jurisdictions	(318)	(0.5%)
Changes in valuation allowances	(53,919)	(90.9%)
Non-taxable or non-deductible items
Share-based compensation	2,857	4.8%
Preferred technological enterprise	(4,471)	(7.5%)
Other adjustments	859	1.4%
Effective tax rate	$(59,425)	(100.2%)

F-50   222

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES. (cont.)

As of December 31, 2025, the Company has gross operating loss carryforwards in Israel of $97,411, which may be carried forward indefinitely, and gross federal operating loss carryforwards of $10,487 in the USA, which may be carried forward indefinitely, but can only be used to offset 80% of the taxable income each year.

As of December 31, 2025 and 2024, the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiaries, as the Company intends to keep these earnings permanently invested.

Cash paid for income tax, net of refunds received:

E.    The following is a breakdown of cash paid for income tax, net of refunds received per location during 2025:

Year ended December 31, 2025
Israel	$508
Foreign
Australia	2,255
UK	1,374
Poland	449
Others	272
Income taxes paid, net of amounts refunded	$4,858

F.    Tax assessments:

As of December 31, 2025, the Company had open tax years for the periods beginning in 2021 in Israel and 2022 for the U.S. subsidiary.

G.    Basis of taxation:

Ordinary taxable income in Israel is subject to a corporate tax rate of 23% in 2025 and 2024. However, the effective tax rate payable by a company may be considerably lower (as discussed below). Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Primarily, in 2025 and 2024, the Company’s U.S. subsidiary was subject to a tax rate of approximately 21%.

F-51   223

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: INCOME TAXES. (cont.)

H.    The New Technological Enterprise Incentives Regime (Amendment 73 to the Investment Law)

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

The Company assessed the criteria for qualifying as a “Preferred Technological Enterprise” status and concluded that the Company is eligible for the above-mentioned benefits. The Company is entitled to Preferred Technological Enterprise benefits starting in 2019. The Company did not utilize any benefits associated with the Preferred Technological Enterprise in 2025 and 2024.

F-52   224

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: EARNINGS (LOSS) PER SHARE

The following table presents the calculation of basic and diluted net income (loss) per share:

	Year ended December 31,
	2025	2024	2023
Numerator:
Net income (loss) attributable to ordinary shareholders, basic and diluted	$118,742	$32,372	$(1,877)

Denominator:
Weighted-average ordinary shares outstanding, basic	51,444,028	49,908,423	48,366,378

Dilutive effect:
Employee share options, and RSUs	1,642,956	2,512,403	—
Weighted-average ordinary shares outstanding, diluted	53,086,984	52,420,826	48,366,378
Net income (loss) per share attributable to ordinary shareholders, basic	$2.31	$0.65	$(0.04)
Net income (loss) per share attributable to ordinary shareholders, diluted	$2.24	$0.62	$(0.04)

The potential Ordinary shares that were excluded from the computation of diluted income per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2025	2024	2023
Option	27,362	30,100	3,079,252
RSU	274,368	105,091	1,215,601
Total	301,730	135,191	4,294,853

NOTE 16: SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding

F-53   225

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

	Year ended December 31,
	2025	2024	2023
Total revenues	$1,231,997	$971,995	$729,695

Share-based compensation	(177,011)	(129,209)	(100,186)
Charitable contribution to Foundation	-	(24,208)	—
Income tax benefit related to valuation allowance reversal	61,150
Tax benefit related to share-based compensation	1,017	2,486	3,392
Other segment items (*)	(998,411)	(788,692)	(634,778)
Net income (loss)	$118,742	$32,372	$(1,877)

(*) Other segment expense items included within net income (loss) include payroll, financial income, net, advertising and marketing activities, overhead

F-54   226

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

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2025	2024	2023
United States	$619,191	$484,523	$364,070
EMEA	264,459	209,851	157,134
United Kingdom	134,576	101,538	73,236
Rest of the world	213,771	176,083	135,255
	$1,231,997	$971,995	$729,695

Long-lived assets and Operating lease right-of-use assets by geographical areas were as follows:

	As of December 31,
	2025	2024
Israel	$89,123	$72,613
United States	59,618	17,896
United Kingdom	49,548	43,031
Rest of the world	4,748	2,739
	$203,037	$136,279

F-55   227

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17: SUBSEQUENT EVENTS

During 2026, the Company repurchased and subsequently retired 7,269,499 shares for an aggregate amount of $552,758 under its existing share repurchase program (see Note 13e). The repurchases were executed in open market transactions. The share repurchases occurred after the reporting date and, accordingly, have not been reflected in the consolidated financial statements.

F-56   228